Confidential Draft No. 3 as confidentially submitted to the Securities and Exchange Commission on September 8, 2017.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NRE DELAWARE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	6531	81-4467492
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

125 Park Avenue

New York, New York 10017

(212) 610-2200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James R. Ficarro

Chief Operating Officer

NRE Delaware, Inc.

125 Park Avenue

New York, New York 10017

(212) 610-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Merkel Executive Vice President, General Counsel and Secretary BGC Partners, Inc. 499 Park Avenue New York, New York 10022 (212) 610-2200	David K. Lam Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Christopher T. Jensen George G. Yearsich Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Securities Exchange Act of 1934:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.01 per share	$	$

(1)	Includes additional shares of Class A common stock that the underwriters have an option to purchase from the registrant.
(2)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. PRELIMINARY PROSPECTUS, DATED                     , 2017

NRE Delaware, Inc.

            Shares

Class A Common Stock

This is the initial public offering of Class A common stock of NRE Delaware, Inc. We are offering              shares of our Class A common stock.

We currently intend to pay $             of the net proceeds of this offering (including the underwriters’ option to purchase additional shares described below) to our existing stockholder, BGC Partners, Inc., which we refer to as “BGC Partners,” immediately upon completion of the offering in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners, and to contribute all of the remaining net proceeds to NRE OpCo, L.P., which we refer to as “Newmark OpCo,” in exchange for a number of units representing Newmark OpCo limited partnership interests equal to the number of shares issued by us in this offering to generate such contributed proceeds. Newmark OpCo intends to use the net proceeds it receives from us for various general partnership purposes, including potential strategic alliances, acquisitions, joint ventures or hires.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is currently estimated to be between $             and $             per share. We intend to apply to list our Class A common stock on the NASDAQ Global Market under the symbol “                .”

We have two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. All of our shares of Class A common stock and Class B common stock are currently held by BGC Partners. After the completion of this offering, BGC Partners will continue to hold all of our issued and outstanding Class B common stock and will hold approximately     % of the voting power of our common stock (or approximately     % of the voting power of our common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering). As a result of its ownership, BGC Partners will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of certain amendments to our certificate of incorporation and bylaws, the approval of any merger or sale of substantially all of our assets, and certain provisions that affect their rights and privileges as Class B common stockholders. See “Description of Capital Stock.”

BGC Partners has advised us that it currently expects to pursue a distribution to its stockholders of all of the shares of our common stock that it will own upon the completion of this offering in a manner that is intended to qualify as tax-free for U.S. federal income tax purposes. As currently contemplated, shares of our Class A common stock held by BGC Partners would be distributed to the holders of shares of Class A common stock of BGC Partners and shares of our Class B common stock held by BGC Partners would be distributed to the holders of shares of Class B common stock of BGC Partners (which are currently Cantor Fitzgerald, L.P. and another entity controlled by Howard W. Lutnick). The determination of whether, when and how to proceed with any such distribution is entirely within the discretion of BGC Partners. See “Certain Relationships and Related-Party Transactions—Separation and Distribution Agreement—The Distribution.” The shares of our common stock that BGC Partners will own upon the completion of this offering will be subject to the 180-day “lock-up” period contained in the underwriting agreement for this offering. See “Underwriting (Conflicts of Interest).”

Following this offering, BGC Partners will control more than a majority of the voting power of our common stock, and we will be a “controlled company” within the meaning of the NASDAQ Stock Market rules. However, we do not currently expect to rely upon the “controlled company” exemption.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our Class A common stock involves risk. See “Risk Factors” beginning on page 19.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters have an option to purchase a maximum of             additional shares of Class A common stock from us as described in “Underwriting (Conflicts of Interest)” to cover over-allotments of shares.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2017.

Cantor Fitzgerald & Co.

The date of this prospectus is                 , 2017.

PROSPECTUS SUMMARY	1
RISK FACTORS	19
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	53
USE OF PROCEEDS	55
DIVIDEND POLICY	56
CAPITALIZATION	57
DILUTION	58
SELECTED COMBINED FINANCIAL DATA	60
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA	63
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (EXCLUDING BERKELEY POINT)	77
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NEWMARK RECAST FINANCIAL STATEMENTS (INCLUDING BERKELEY POINT)	94
STRUCTURE OF NEWMARK	114
BUSINESS	123
MANAGEMENT	139
COMPENSATION DISCUSSION AND ANALYSIS	143
EXECUTIVE COMPENSATION	158
PRINCIPAL STOCKHOLDERS	174
CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS	177
DESCRIPTION OF CAPITAL STOCK	206
SHARES ELIGIBLE FOR FUTURE SALE	211
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK	214
UNDERWRITING (CONFLICTS OF INTEREST)	217
LEGAL MATTERS	222
EXPERTS	223
WHERE YOU CAN FIND MORE INFORMATION	224
INDEX TO COMBINED FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of its delivery. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including                 , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

Unless we otherwise indicate or unless the context requires otherwise, any reference in this prospectus to:

•	“Berkeley Point” refers to Berkeley Point Financial LLC and “Berkeley Point business” refers to the business conducted by Berkeley Point and its subsidiaries;

•	“BGC Global” refers to BGC Global Holdings, L.P., which holds the non-U.S. business of the BGC group;

•	“BGC group” refers to (1) prior to the separation, BGC Partners, BGC Holdings, BGC U.S. and BGC Global and each of their respective subsidiaries; and (2) after the separation, BGC Partners, BGC Holdings, BGC U.S. and BGC Global and each of their respective subsidiaries (other than any member of the Newmark group);

•	“BGC Holdings” refers to BGC Holdings, L.P.;

•	“BGC Partners” refers to BGC Partners, Inc.;

•	“BGC U.S.” refers to BGC Partners, L.P., which holds the U.S. business of the BGC group;

•	“Cantor” refers to Cantor Fitzgerald, L.P. and its managing general partner;

•	“Cantor group” refers to Cantor and its subsidiaries (other than any member of the BGC group or the Newmark group), Howard W. Lutnick and/or any of his immediate family members as so designated by Howard W. Lutnick and any trusts or other entities controlled by Howard W. Lutnick;

•	“distribution” refers to the pro rata distribution of our Class A common stock and our Class B common stock held by BGC Partners (which distribution is intended to qualify as tax-free for U.S. federal income tax purposes), pursuant to which shares of our Class A common stock held by BGC Partners would be distributed to the holders of shares of Class A common stock of BGC Partners and shares of our Class B common stock held by BGC Partners would be distributed to the holders of shares of Class B common stock of BGC Partners (which are currently Cantor and another entity controlled by Mr. Lutnick); BGC Partners has advised us that it currently expects to pursue the distribution after the expiration of the 180-day “lock-up” period contained in the underwriting agreement for this offering. See “Underwriting (Conflicts of Interest)”;

•	“eSpeed” refers to eSpeed, Inc.;

•	“exchangeable limited partners” or “Newmark Holdings exchangeable limited partners” means (a) any member of the Cantor group that holds an exchangeable limited partnership interest in Newmark Holdings and that has not ceased to hold such exchangeable limited partnership interest and (b) any person to whom a member of the Cantor group has transferred an exchangeable limited partnership interest in Newmark Holdings and, prior to or at the time of such transfer, whom Cantor has agreed will be designated as an exchangeable limited partner;

•	“Fannie Mae” refers to the Federal National Mortgage Association;

•	“Fannie Mae DUS” refers to a Fannie Mae Delegated Underwriting and Servicing Program;

•	“FHA” refers to the Federal Housing Administration;

•	“founding partners” or “Newmark Holdings founding partners” refers to the individuals who became limited partners of Newmark Holdings in connection with the separation and who held BGC Holdings founding partner interests immediately prior to the separation (provided that members of the Cantor group, the BGC group and Howard W. Lutnick (including any entity directly or indirectly controlled by Mr. Lutnick or any trust of which he is a guarantor, trustee or beneficiary) are not founding partners); the holders of BGC Holdings founding partner interests received such founding partner interests in connection with the separation of BGC Partners from Cantor in 2008;

•	“founding/working partners” refers to founding partners and/or working partners;

•	“Freddie Mac” refers to the Federal Home Loan Mortgage Corporation;

•	“Ginnie Mae” refers to the Government National Mortgage Association;

•	“GSEs” or “GSE” refers to Fannie Mae and Freddie Mac;

•	“HUD” refers to the U.S. Department of Housing and Urban Development;

•	“HUD LEAN” refers to HUD’s mortgage insurance program for senior housing;

•	“HUD MAP” refers to HUD Multifamily Accelerated Processing;

•	“limited partnership unit holders” refers to the individuals who became limited partners of Newmark Holdings in connection with the separation and who held BGC Holdings limited partnership units immediately prior to the separation and certain individuals who become limited partners of Newmark Holdings from time to time after the separation and who provide services to the Newmark group;

•	“Nasdaq” refers to Nasdaq, Inc.;

•	“Nasdaq shares” refers to the shares of common stock of Nasdaq which remain payable by Nasdaq in connection with the Nasdaq Transaction, the right to which BGC Partners expects to transfer to Newmark in connection with the separation prior to the completion of this offering;

•	“Nasdaq Transaction” refers to the sale on June 28, 2013 of eSpeed by BGC Partners to Nasdaq, in which the total consideration paid or payable by Nasdaq included an earn-out of up to 14,883,705 shares of common stock of Nasdaq to be paid ratably over 15 years after the closing of the Nasdaq Transaction, provided that Nasdaq produces at least $25 million in gross revenues for the applicable year;

•	“Newmark” refers to NRE Delaware, Inc.;

•	the “Newmark business” refers to the business held by members of the BGC group contributed to us pursuant to the separation and distribution agreement, which includes the commercial real estate services business historically operated by the BGC group and the Berkeley Point business. Members of the BGC group continue to hold the BGC group’s financial services business and its interests in us following the separation;

•	“Newmark common stock” refers collectively to our Class A common stock and our Class B common stock;

•	“Newmark group” refers to Newmark, Newmark Holdings, Newmark OpCo and their respective subsidiaries;

•	“Newmark Holdings” refers to NRE Holdings, L.P.;

•	“Newmark OpCo” refers to NRE OpCo, L.P.;

•	“Newmark Recast Financial Statements” and “Newmark’s recast combined financial statements and related notes” refer to Newmark’s combined financial statements and related notes which have been recast to include Berkeley Point in our results;

•	the “related agreements” refers collectively to the amended and restated limited partnership agreement of Newmark OpCo, the amended and restated limited partnership agreement of Newmark Holdings, the administrative services agreement with Cantor, the transition services agreement with BGC Partners, the tax matters agreement with BGC Partners, the tax receivable agreement with Cantor and the registration rights agreement with BGC Partners and Cantor;

•	the “separation” refers to the separation by members of the BGC group of the Newmark business from the remainder of the businesses held by the members of the BGC group pursuant to the separation and distribution agreement;

•	the “separation and distribution agreement” refers to the separation and distribution agreement to be entered into prior to the completion of this offering by Cantor, Newmark, Newmark Holdings, Newmark OpCo, BGC Partners, BGC Holdings and BGC U.S.; and

•	“working partners” or “Newmark Holdings working partners” refers to the individuals who became limited partners of Newmark Holdings in connection with the separation and who held BGC Holdings working partner interests immediately prior to the separation and certain individuals who become limited partners of Newmark Holdings from time to time from and after the separation and who provide services to the Newmark group.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to the “Company,” “we,” “our,” “us,” or similar terms refer to Newmark, including its consolidated subsidiaries (including Berkeley Point). Further, unless otherwise indicated or unless the context requires otherwise, all figures reflect the inclusion of the Berkeley Point business.

Industry and Market Data

In this prospectus, we rely on and refer to information and statistics regarding the commercial real estate services industry. We obtained this data from independent publications or other publicly available information. Independent publications generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe these sources are reliable, neither we nor the underwriters have independently verified this information. Neither we nor the underwriters guarantee the accuracy and completeness of this information.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our Class A common stock. You should carefully read the entire prospectus, including the “Risk Factors,” the financial statements and the exhibits to the registration statement of which this prospectus is a part, before making an investment decision. Unless otherwise specified, references to “Newmark Knight Frank,” “NKF,” the “Company,” “we,” “us” and “our” refer to Newmark, including its consolidated subsidiaries (including Berkeley Point). We intend to change our corporate name from NRE Delaware, Inc. to                  prior to the completion of this offering.

Our Business

We are a leading commercial real estate services firm. We offer commercial real estate tenants, owner-occupiers, investors and developers a wide range of services, including leasing and corporate advisory services, investment sales, commercial mortgage brokerage, loan origination and servicing, consulting, appraisal and valuation, project management, and property and facilities management services. We offer these services to clients in a broad range of products, including office, retail, industrial, multifamily, student housing, hotels, data center, healthcare, self-storage, land, condominium conversions, subdivisions and special use. Our clients vary greatly in size and complexity and include many of the world’s largest commercial property owners, real estate developers and investors, as well as Fortune 500 and Forbes Global 2000 companies. We have more than 4,500 employees and independent contractors, including approximately 1,500 brokers and commissioned sales people, operating out of approximately 120 offices. We generate revenues from commissions on leasing and capital markets transactions, gains from mortgage banking activities on loans and related servicing fees over the life of each loan, management fees on a contractual and per project basis and consulting fees. For the 12-month period ended June 30, 2017, we completed transactions with total deal consideration in excess of $75.0 billion.

We provide comprehensive beginning-to-end corporate services solutions for our clients through Global Corporate Services (which we refer to as “GCS”). GCS makes businesses more profitable by optimizing real estate, technology and human capital. Through the use of superior technology and dedicated expert consulting, we seek to be an important value creator for clients worldwide, fundamentally transforming our industry through the use of our advanced technology tool, VISION.

In capital markets, we provide real estate investor and owner clients with strategic solutions to their real estate capital interests across real estate product types. We offer a broad range of services, including investment sales, mortgage brokerage and entity level equity financing, loan origination and servicing and valuation and appraisal services. We recently expanded our capital markets capabilities through the strategic addition of many prolific, accomplished capital markets brokers in key markets throughout the United States. In the multifamily sector, we operate one of the largest full-service investment brokerage operations in the United States focused exclusively on multifamily investment sales and have recently combined that expertise with our GSE lender, Berkeley Point. We expect the combination of Berkeley Point, our multifamily investment sales business and our commercial mortgage brokerage business to generate substantial revenue synergies across the platforms. Our capital markets business has grown at a compounded annual rate of 84% during the 36 months ended June 30, 2017.

Our service offerings to owners of real estate drive growth throughout the life cycle of each client-owned real estate asset for which we provide best-in-class agency leasing and property management during the ownership period. We also provide investment sales and debt and equity financing to assist owners in maximizing the return on investment in each of their real estate assets. Specifically with respect to multifamily assets, we are a leading GSE lender by loan origination volume, providing best in class financing options. We have also begun a dramatic expansion of our valuation and appraisal business from which we will drive significant growth, particularly in conjunction with our increasingly robust capital markets platform.

Since 2011, our revenues have increased by more than 550%. Approximately 57% of this growth was from acquisitions, and the remaining amount was attributable to organic growth of our business. This growth can be attributed to our commitment to developing long-term relationships with our clients, our strategic approach to developing and deploying technology, the addition, training and commitment of world-class real estate talent and our expansion of our various product lines. In the past five years, in addition to our acquisition of Berkeley Point, we have acquired approximately 30 companies, including leading brokerage firms in such dynamic markets as San Francisco/Silicon Valley, Denver, Philadelphia, Houston, Dallas and Atlanta. Outside of the United States, we recently acquired a full service real estate firm in Mexico City, a significant market. In addition, we have concentrated on expanding our service offerings through targeted hiring and acquisitions in key service lines. Recent areas of focus include capital markets, GSE lending and servicing, multifamily investment sales, retail brokerage, consulting and technology, and appraisal and valuation. To complement and drive future growth opportunities within our GCS business, we are leveraging our capabilities in providing innovative front-end real estate technology solutions to cross sell other corporate services to those clients, including leasing services, project management, facilities management and lease administration services. Through our Excess Space Retail Services brand (which we refer to as “Excess Space”), we focus our business model on disposition, lease restructuring and lease renewal services for retailers nationwide, and the formation of our National Retail Advisory Group represents millions of square feet for lifestyle brands and lifestyle retail centers across the country.

Newmark & Company Real Estate, Inc. (which we refer to as “Newmark & Co.”) was formed in 1929 in New York City. Newmark & Co. expanded organically throughout the United States into a leading real estate brokerage and advisory firm primarily serving corporate and institutional clients. BGC Partners acquired Newmark & Co. and certain of its affiliates in 2011.

On September 8, 2017, pursuant to a transaction agreement (which we refer to as the “BP transaction agreement”) with Cantor, Cantor Commercial Real Estate Company, L.P. (which we refer to as “CCRE”), the general partner of CCRE (which we refer to as “CCRE General Partner”), CF Real Estate Finance Holdings, L.P. (which we refer to as “Real Estate Newco”) and CF Real Estate Finance Holdings, LLC, the general partner of Real Estate Newco (which we refer to as “Real Estate Newco General Partner”), BGC Partners purchased from CCRE all of the outstanding membership interests of Berkeley Point, a leading commercial real estate finance company focused on the origination and sale of multifamily and other commercial real estate loans through government-sponsored and government-funded loan programs, as well as the servicing of commercial real estate loans. The total consideration for the acquisition of Berkeley Point was $875 million, subject to certain adjustments. Concurrently with the acquisition of Berkeley Point, (i) BGC Partners invested $100 million of cash in Real Estate Newco for approximately 27% of the capital of Real Estate Newco, and (ii) Cantor contributed approximately $267 million of cash for approximately 73% of the capital of Real Estate Newco. Real Estate Newco is structured as a limited partnership, is expected to collaborate with Cantor’s significant existing commercial real estate finance business, and may conduct activities in any real estate-related business. Cantor will bear initial net losses of Real Estate Newco, if any, up to an aggregate amount of approximately $37 million per year. BGC Partners (or, following the separation, Newmark) will be entitled to a cumulative annual preferred return of 5% of its capital account balance and a profit participation thereafter. Real Estate Newco is operated and managed by Real Estate Newco General Partner, which is controlled by Cantor. We refer to these transactions, collectively, as the “BP Transaction.” As part of the separation prior to the completion of this offering, the BGC group will contribute its interests in Berkeley Point and Real Estate Newco to Newmark.

Following our acquisition of Berkeley Point, as well as our investment in Real Estate Newco, we believe our Real Estate Services business has the expertise, contacts and experience to compete effectively in most commercial real estate service lines.

Industry Overview

According to IBISWorld and Newmark research estimates, the commercial real estate services industry presents a more than $200 billion global revenue opportunity of which less than 20% of the market share is serviced by Newmark and the top five global firms (by revenue). We believe that a significant portion of this revenue opportunity consists of smaller and regional companies. Over the last several years, Newmark and the top five global firms have acquired a number of smaller commercial real estate services firms, and we believe this trend towards industry consolidation will continue as large users and owners of commercial real estate continue to see the benefits of being serviced by larger, integrated providers such as ourselves. We believe that the global revenue opportunity also includes a large percentage of companies and landlords that have not yet outsourced their real estate functions.

Our Market Opportunity

We expect the following industry and macroeconomic trends to impact our market opportunity:

Industry Consolidation. The commercial real estate services industry is a more than $200 billion global revenue market of which a significant portion, we believe, currently resides with smaller and regional companies. However, clients increasingly value full service real estate providers with comprehensive service capabilities and multi-jurisdictional reach. We believe this will provide a competitive advantage for us as we have full service capabilities to service both real estate owners and occupiers.

Increased Outsourcing. Outsourcing of real estate related services to lower-cost providers has reduced both property owner and tenant costs, which has spurred additional demand for real estate. We believe that the global revenue opportunity includes a large percentage of companies and landlords that have not yet outsourced their real estate functions. Large corporations are focused on consistency in service delivery and centralization of the real estate function and procurement to maximize cost savings and efficiencies in their real estate portfolios. Our GCS business was specifically designed to meet these objectives through the deployment of cutting edge technology, expert consultants and transaction execution.

Favorable Multifamily Demographics. Delayed marriages, an aging population and immigration to the United States are increasing the need for new apartments, which, according to a recent study commissioned by the National Multifamily Housing Council (which we refer to as the “NMHC”) and the National Apartment Association (which we refer to as the “NAA”), is expected to reach 4.6 million new apartments by 2030. It will take building an average of at least 325,000 new apartment homes every year to meet demand. Likewise, according to the Mortgage Bankers Association, multifamily loan originations by all lenders increased to $261 billion, a compounded annual growth rate (which we refer to as “CAGR”) of 16% from 2014 to 2016, while agency multifamily originations increased by a 27% CAGR. We expect these trends will provide a strong tailwind for us to drive growth in this sector through the combination of our investment sales teams from our Apartment Realty Advisors (which we refer to as “ARA”) business, our GSE lending and servicing capabilities through Berkeley Point and our mortgage brokerage teams which have been strategically placed around the United States.

Low Interest Rate Environment. U.S. and global interest rates have remained at historically low levels for a number of years. Sustained interest rates typically provide long-term tailwinds to our capital markets business, where demand is often dependent on capitalization rate spreads over risk-free rates, credit accessibility and general macroeconomic trends.

Steady Economic Growth in the United States. Steady economic growth helped reduce vacancy rates for the office, retail, industrial and apartment markets. Construction activity has remained low compared with prior expansion cycles and low relative to demand and absorption, causing property leasing markets to continue to tighten. We believe that, for the foreseeable future, economic growth in the United States will remain strong enough to support demand for commercial lease activity which will benefit our transaction leasing activity.

Our Competitive Strengths

We believe the following competitive strengths will help us enhance our position as a leading commercial real estate services provider:

Superior Client Service. Our products and services are designed to provide our clients with a competitive advantage. We strive to thoroughly assess clients’ business objectives and long-term goals, implementing real estate and operational strategies designed to achieve those goals. New resources are developed on an ongoing basis in response to clients’ needs and the evolving landscape of our industry. We work as an extension of our clients, forging relationships based on trust and reinforced by sustainable results.

Client Relationships. We have relationships with many of the world’s largest commercial property owners, real estate developers and investors, as well as Fortune 500 and Forbes Global 2000 companies. We are able to provide beginning-to-end corporate services solutions for our clients in GCS. This allows us to generate more recurring and predictable revenues as we generally have multi-year contracts to provide services, including repeatable transaction work, lease administration, project management, facilities management and consulting. In capital markets, we provide real estate investors and owners with property management and agency leasing during their ownership and assist them with maximizing their return on real estate investments through investment sales, debt and equity financing, lending and valuation and appraisal services.

Advanced Technological Capabilities. We believe that our advanced technological capabilities and expertise differentiate us in the marketplace, allowing clients a higher level of visibility into their real estate portfolios. This allows us to facilitate more timely dissemination of critical real estate information to our clients and professionals spread throughout a diverse array of markets. Our management team is focused on technological innovation and on staying ahead of the curve with respect to technology’s potential to drive down costs in our space. We will continue to aggressively develop and invest in technology with innovations in this area, which we believe will drive the future of real estate corporate outsourcing.

Partnership Structure. We believe that our partnership structure provides us with a unique advantage over our competitors. We believe our partnership structure aligns our employee interests with those of our stockholders and is an effective tool in recruiting, motivating and retaining our key employees and independent contractors.

Ability to Access Capital for Our Clients. International investment in U.S. real estate remains strong due to the continued low interest rate environment. We maintain relationships with providers of all types of real estate debt and equity capital to assist our clients in buying, selling or recapitalizing their assets. We do this through our network of mortgage brokerage professionals in key markets throughout the United States and internationally through our agreement with Knight Frank LLP (which we refer to as “Knight Frank”). Additionally, we are a leading GSE multifamily lender by loan origination volume and are affiliated with Cantor, a significant participant in the financial services industry with long-standing and deep relationships with investors, banks and other key players in the financial markets. We believe we can leverage these relationships to benefit our clients.

Our Strategy

We intend to differentiate ourselves from our competitors through technology enhancements that will dramatically improve our real estate service offerings and information and grow our market share, as one of the leading commercial real estate service providers.

Improve the Efficiency of Our Clients. We believe owners and occupiers of commercial real estate are increasingly focused on cost reduction and outsourcing of non-core competencies. Through the use of our innovative technology and consulting services in GCS, we will assist clients to significantly reduce their real estate costs and maximize their usage of real estate globally. For real estate owners, we will continue to enhance our capital markets capabilities in both investment sales and debt and equity financing to assist owners in maximizing the return on their investment in real estate assets, including through our GSE lender, Berkeley Point. We also remain ever focused within our property and facility management groups on operational efficiencies for our clients’ real estate assets.

Enhance and Develop Our Technology. We will continue to enhance and develop our industry-leading technology to deliver best-in-class solutions to owners and occupiers of real estate. We believe this is a key differentiator as our core creative team continues to develop innovative technology, anticipating market trends.

Maximize Revenue Opportunity from Each Real Estate Asset. We will drive growth throughout the life cycle of each real estate asset by providing best-in-class investment sales, debt and equity financing, agency leasing and property management. Our intimate knowledge of these assets can prove beneficial to a buyer of a real estate asset, allowing us to continue to provide services through the next life cycle of each asset. With the addition of Berkeley Point to our business, our diverse suite of offerings covers many of the products applicable to landlords and investors. These products create recurring revenues from properties, in particular with respect to property management where the average life of our properties under management exceeds five years, and our servicing portfolio of $58.2 billion at June 30, 2017 generates recurring fees over the life of the loans being serviced.

Maximize Revenue Opportunity from Each Corporate Occupier of Real Estate. We provide a full spectrum of real estate services to corporate occupiers. Today’s clients are focused on consistency of service delivery, centralization of the real estate function and procurement, resulting in savings and efficiencies optimizing their business objectives. We intend to provide beginning-to-end corporate services to each client thereby maximizing our revenues while enhancing our clients’ corporate returns.

Use Strong Capital Position to Consolidate and Grow Our Market Share. We intend to maintain a strong balance sheet which will allow us to continue to consolidate and grow market share as we accretively acquire companies, develop and invest in technology and add top talent across our platform. We believe that our capital position will be further strengthened by our expected receipt of up to 10.9 million Nasdaq shares to be paid ratably over approximately 11 years, provided that Nasdaq produces at least $25 million in gross revenues for the applicable year. The 10.9 million Nasdaq shares were valued at over $                million based on the closing price of a share of common stock of Nasdaq on                . Including the liquidity provided by the Nasdaq shares, we expect to continue to have significant funds with which to make future hires and acquisitions and to thus profitably grow our market share.

Our Restructuring and Post-IPO Organizational Structure

Our Restructuring

We are NRE Delaware, Inc., a Delaware corporation formed on November 18, 2016. We currently have nominal assets and operations. We were formed for the purpose of becoming a public company conducting the operations of BGC Partners’ Real Estate Services businesses including Newmark and Berkeley Point.

Through the following series of transactions prior to and following the completion of this offering, we will become a separate publicly traded company, the majority of issued and outstanding shares of which we expect to be owned by the stockholders of BGC Partners.

The Separation and Contribution

Prior to the completion of this offering, pursuant to the separation and distribution agreement, members of the BGC group will transfer substantially all of the assets and liabilities of the BGC group relating to BGC Partners’ Real Estate Services segment, including Newmark, Berkeley Point and the right to receive the Nasdaq shares, to us. In connection with the separation, Newmark Holdings limited partnership interests, Newmark Holdings founding partner interests, Newmark Holdings working partner interests and Newmark Holdings limited partnership units will be issued to holders of BGC Holdings limited partnership interests, BGC Holdings founding partner interests, BGC Holdings working partner interests and BGC Holdings limited partnership units in proportion to such interests of BGC Holdings held by such holders immediately prior to the separation.

The Financing Transactions

As a result of the separation and contribution, we will maintain separate cash management and financing functions for operations. Additionally, our capital structure, long-term commitments and sources of liquidity will change significantly from our historical capital structure, long-term commitments and sources of liquidity. Prior to the closing of this offering, we expect to incur related party debt from BGC Partners in an aggregate principal amount of approximately $         million. Subsequent to this offering, we intend to replace this related party debt with new senior term loans (which may be secured or unsecured), new senior unsecured notes, other long-or short-term financing or a combination thereof in an aggregate principal amount of approximately $         million.

We expect to pay $         million of the net proceeds of this offering to BGC Partners in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners.

The Distribution

BGC Partners has advised us that it currently expects to pursue a distribution to its stockholders of all of the shares of our common stock that it will own upon the completion of this offering in a manner that is intended to qualify as tax-free for U.S. federal income tax purposes. As currently contemplated, shares of our Class A common stock held by BGC Partners would be distributed to the holders of shares of Class A common stock of BGC Partners and shares of our Class B common stock held by BGC Partners would be distributed to the holders of shares of Class B common stock of BGC Partners (which are currently Cantor and another entity controlled by Mr. Lutnick). The determination of whether, when and how to proceed with any such distribution is entirely within the discretion of BGC Partners. See “Certain Relationships and Related-Party Transactions—Separation and Distribution Agreement—The Distribution.” The shares of our common stock that BGC Partners will own upon the completion of this offering will be subject to the 180-day “lock-up” period contained in the underwriting agreement for this offering. See “Underwriting (Conflicts of Interest).”

Our Post-IPO Organizational Structure

BGC Partners will hold             shares of our Class A common stock after this offering representing approximately     % of our outstanding Class A common stock, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and             shares of our Class A common stock representing approximately     % of our outstanding Class A common stock, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. BGC Partners will also hold all of the issued and outstanding shares of our Class B common stock after this offering. Each share of Class A common stock is generally entitled to one vote on matters submitted to our stockholders. Each share of Class B common stock is generally entitled to the same rights as a share of Class A common stock, except that, on matters submitted to a vote of our stockholders, each share of Class B common stock is entitled to 10 votes. The Class B common stock generally votes together with the Class A common stock on all matters submitted to a vote of our stockholders. After giving effect to this offering, our Class B common stock and our Class A common stock held by BGC Partners will represent approximately     % of the voting power of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and will represent approximately     % of the voting power of our common stock, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering.

We are a holding company with no direct operations. We conduct substantially all of our operations through our operating subsidiaries. The limited partnership interests of Newmark OpCo are held by us and Newmark Holdings, and the limited partnership interests of Newmark Holdings are currently held by Cantor and the founding partners, working partners and limited partnership unit holders. As of the completion of this offering, we expect Newmark Holdings to have 157 founding partners holding 12,722,552 founding partner units. Newmark Holdings and Newmark OpCo are variable interest entities. Virtually all of our consolidated net assets and net income are those of consolidated variable interest entities. There is a one-for-one exchange ratio between Newmark Holdings limited partnership interests and our common stock, which reflects that, currently, one Newmark Holdings limited partnership interest and one share of our common stock each represent an equivalent indirect economic interest in the income stream of Newmark OpCo. We hold the Newmark Holdings general partnership interest and the Newmark Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of Newmark Holdings, and serve as the general partner of Newmark Holdings, which entitles us to control Newmark Holdings. Newmark Holdings, in turn, holds the Newmark OpCo general partnership interest and the Newmark OpCo special voting limited partnership interest, which entitle Newmark Holdings to remove and appoint the general partner of Newmark OpCo, which entitles Newmark Holdings (and thereby us) to control Newmark OpCo. As a result of our ownership of the general partnership interest in Newmark Holdings and Newmark Holdings’ general partnership interest in Newmark OpCo, we consolidate Newmark OpCo’s results for financial reporting purposes.

As a result of the issuance of limited partnership interests of Newmark Holdings in connection with the separation, each holder of BGC Holdings limited partnership interests will hold a BGC Holdings limited partnership interest and a corresponding Newmark Holdings limited partnership interest for each BGC Holdings limited partnership interest held thereby immediately prior to the separation. The BGC Holdings limited partnership interests and Newmark Holdings limited partnership interests will each be entitled to receive cash distributions from BGC Holdings and Newmark Holdings, respectively, in accordance with the terms of such partnership’s respective limited partnership agreement. We currently expect that the combined cash distributions to a holder of one BGC Holdings limited partnership interest and one Newmark Holdings limited partnership interest following the separation will equal the cash distribution payable to a holder of one BGC Holdings limited partnership interest immediately prior to the separation.

The following diagram illustrates our expected ownership structure immediately after the completion of this offering. The following diagram does not reflect the various subsidiaries of us, Newmark OpCo, Newmark Holdings, BGC Partners or Cantor, or the results of any exchange of Newmark Holdings exchangeable limited partnership interests or, to the extent applicable, Newmark Holdings founding partner interests, Newmark Holdings working partner interests or Newmark Holdings limited partnership units:

Post-IPO Diagram

The types of interests of Newmark, Newmark Holdings and Newmark OpCo outstanding following the completion of the separation are described further under “Structure of Newmark.” You should also read “Risk Factors,” “Certain Relationships and Related-Party Transactions” and “Description of Capital Stock” for additional information about our corporate structure and the risks posed by this structure.

Reasons for the Separation

We believe that the separation of Newmark and BGC Partners will provide significant benefits, including:

•	The separation will also facilitate employee hiring, retention, and motivation at the Company by providing leadership opportunities that would not exist in the combined structure, by giving management and other employees a sense of control over their own destiny, and by more closely aligning employees’ prospects with those of the businesses for which they work.

•	The Company’s business and BGC Partners’ business compete for capital in the current structure. After the separation, the Company will be able to make investments favorable to itself and its future growth without regard to the goals of BGC Partners’ other businesses.

•	As a separate entity, the Company will have a better, more focused story and a track record of growth to present to investors, facilitating the Company’s ability to raise equity capital.

•	The separation will provide each company with direct access to the capital markets and will facilitate our ability to effect future acquisitions utilizing our Class A common stock, which will become a more effective acquisition currency because equity markets tend to value higher, and we believe sellers prefer to receive, equity in “pure play” companies. As a result, each company will have more flexibility to capitalize on its unique growth opportunities.

•	The separation will allow each of BGC Partners and the Company to operate its respective business without the distractions of the other company’s business. The separation will free up time and human resources for BGC Partners’ senior management to focus on BGC Partners’ other businesses without distraction from the Company’s business, while permitting the Company to build a management team that can focus solely on the Company’s strategic initiatives and future growth.

Our Relationship with BGC Partners and Cantor

Upon completion of this offering, BGC Partners directly through its ownership of shares of our Class A common stock and Class B common stock, and Cantor indirectly through its control of BGC Partners, will each be able to exercise control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions, as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our Class A common stock and Class B common stock or other securities.

In connection with the separation, we will enter into the separation and distribution agreement and other agreements with BGC Partners and/or Cantor to effect the separation and provide a framework for our relationship with BGC Partners and Cantor following the separation. These agreements will provide for the allocation between us and BGC Partners of BGC Partners’ assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation, and will govern certain relationships between us and BGC Partners and Cantor after the separation.

The separation and distribution agreement sets forth the agreements between BGC Partners, Cantor and us regarding the principal corporate transactions required to effect the separation, this offering and the distribution, if any, and other agreements governing the relationship between us and BGC Partners and Cantor. The separation and distribution agreement will generally provide for the transfer by BGC Partners to us of the assets and liabilities related to our business, while BGC Partners will retain all of its other assets and liabilities. Each of us and BGC Partners will indemnify, defend and hold harmless the other parties’ groups and each of their respective directors, officers, general partners, managers and employees from and against all liabilities to the extent relating to, arising out of or resulting from liabilities allocated to us or BGC Partners, as applicable, under the separation and distribution agreement or breaches by it of the separation and distribution agreement or any of the ancillary agreements (other than the transition services agreement), among other matters.

We will also enter into a tax matters agreement with BGC Partners that will govern the parties’ respective rights, responsibilities and obligations after the separation with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, tax elections, assistance and cooperation in respect of tax matters and certain other tax matters. We will also enter into an administrative services agreement with Cantor and a transition services agreement with BGC Partners, which services agreements will govern the provision by Cantor and BGC Partners of various services to us, and our provision of various services to Cantor and BGC Partners, on a transitional basis and at a cost generally based on the actual cost incurred by the party providing such services.

For additional information regarding these and other agreements we will enter with BGC Partners and Cantor in connection with the separation, see “Certain Relationships and Related-Party Transactions” and “Risk Factors—Risks Related to Our Relationship with BGC Partners, Cantor and Their Respective Affiliates.”

Howard W. Lutnick, who serves as our Chairman and Chief Executive Officer, is also the Chairman of the Board, President and Chief Executive Officer of our indirect parent, Cantor, President of CF Group Management, Inc. (which we refer to as “CFGM”), which is the managing general partner of Cantor, and the Chief Executive Officer and Chairman of our direct parent, BGC Partners. In addition, Mr. Lutnick holds offices at various other affiliates of Cantor. Upon completion of this offering, certain of our other officers may have positions with BGC Partners, Cantor and/or their other respective affiliates. See “Management.”

BGC Partners’ and Cantor’s ability to exercise control over us could create or appear to create potential conflicts of interest. Potential conflicts of interest could also arise if we decide to enter into any new commercial arrangements with BGC Partners or Cantor in the future or in connection with BGC Partners’ or Cantor’s desire to enter into new commercial arrangements with third parties. Moreover, Cantor has existing real estate-related businesses, and Newmark and Cantor will be partners in a real estate related joint venture, Real Estate Newco. While these businesses do not currently compete with Newmark, it is possible that, in the future, real estate-related opportunities in which Newmark would be interested may also be pursued by Cantor and/or Real Estate Newco. In order to address potential conflicts of interest between or among BGC Partners, Cantor and their respective representatives and us, our certificate of incorporation will contain provisions regulating and defining the conduct of our affairs as they may involve BGC Partners and/or Cantor and their respective representatives, and our powers, rights, duties and liabilities and those of our representatives in connection therewith. See “Certain Relationships and Related-Party Transactions—Potential Conflicts of Interest and Competition with BGC Partners and Cantor” and “Risk Factors—Risks Related to Our Relationship with BGC Partners, Cantor and Their Respective Affiliates.”

Executive Offices

Our executive offices are located at 125 Park Avenue, New York, New York 10017. Our telephone number is (212) 372-2000. Our website is located at www.ngkf.com. The information contained on, or that may be obtained through, our website is not part of, and is not incorporated into, this prospectus.

JOBS Act

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”). We expect that our revenues for 2017 will be in excess of $1.07 billion. As a result, we expect that we will cease to qualify as an emerging growth company after the completion of this offering and will no longer be eligible for the exemptions from disclosure provided to an emerging growth company.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

This Offering

Class A common stock to be sold in this offering	shares

Shares of all classes of Newmark
common stock to be outstanding
immediately following this offering(1):

Class A common stock	shares

Class B common stock	shares

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $ ($ if the underwriters exercise their option to purchase additional shares in full), assuming a public offering price of $ per share (which is the midpoint of the offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to pay $ of the net proceeds of this offering (including the underwriters’ option to purchase additional shares) to our existing stockholder, BGC Partners, immediately upon completion of the offering in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners, and to contribute all of the remaining net proceeds to Newmark OpCo in exchange for a number of units representing Newmark OpCo limited partnership interests equal to the number of shares issued by us in this offering to generate such contributed proceeds. Newmark OpCo intends to use the net proceeds it receives from us for various general partnership purposes, including potential strategic alliances, acquisitions, joint ventures or hires. See “Use of Proceeds.”

Voting Rights	Each share of our Class A common stock entitles its holder to one vote per share, thereby entitling holders of our Class A common stock to votes in the aggregate immediately after this offering, representing % of our voting power immediately after this offering, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and votes in the aggregate immediately after this offering, representing % of our voting power immediately after this offering, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. Each share of our Class B common stock entitles its holder to 10 votes per share, thereby entitling holders of our Class B common stock to votes, representing % of our voting power

(1)	The number of shares of our Class A common stock and our Class B common stock outstanding after the offering does not give effect to the underwriters’ option to purchase additional shares. If the underwriters purchase all of the additional shares available pursuant to their option, shares of Class A common stock will be outstanding immediately following this offering and the exercise of such option.

immediately after this offering, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and representing     % of our voting power immediately after this offering, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. Our Class B common stock generally votes together with our Class A common stock on all matters submitted to a vote of our stockholders. Before the distribution, our Class B common stock will be exclusively held by BGC Partners. See “Description of Capital Stock.”

Economic Rights	Pursuant to our amended and restated certificate of incorporation (which we refer to as our “certificate of incorporation”) shares of our Class A common stock and Class B common stock are entitled to equal economic rights.

Dividend Policy	We currently intend to pay dividends on a quarterly basis. The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors. Our ability to pay dividends may also be limited by regulatory considerations as well as covenants contained in future financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Accordingly, any unanticipated accounting or other charges against net income may adversely affect our ability to declare dividends. While we intend to declare and pay dividends on a quarterly basis, there can be no assurance that our board of directors will declare dividends at all or on a regular basis or that the amount of dividend will not change. We are a holding company with no direct operations and therefore we are able to pay dividends only from our available cash on hand and funds received from distributions, loans or other payments from Newmark OpCo.

Our board of directors and our audit committee have authorized repurchases of our common stock and purchases of Newmark Holdings limited partnership interests or other equity interests in our subsidiaries of up to $ , including those held by BGC Partners, Cantor or our executive officers, other employees, partners and others, at the volume weighted average price, or at other negotiated prices, of such securities on the date on which such purchase or repurchase is made, all of which is currently available.

See “Dividend Policy.”

Risk Factors	For a discussion of factors you should consider before buying shares of our Class A common stock, see “Risk Factors.”

Controlled Company	Following this offering, BGC Partners will control more than a majority of the voting power of our common stock, and we will be a

“controlled company” within the meaning of the NASDAQ Stock Market rules. However, we do not currently expect to rely upon the “controlled company” exemption.

NASDAQ Global Market symbol	“ ”

Conflicts of Interest	Because Cantor Fitzgerald & Co. (which we refer to as “CF&Co”), an underwriter of this offering, is under common control with us, and because at least 5% of the proceeds of this offering will be directed to BGC Partners, an affiliate of CF&Co, a conflict of interest under Financial Industry Regulatory Authority (which we refer to as “FINRA”) Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with this rule, which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of due diligence with respect to, this prospectus and the registration statement of which this prospectus is a part. has agreed to act as a qualified independent underwriter. See “Underwriting (Conflicts of Interest).”

Summary Historical and Pro Forma Combined Financial Data

The following tables summarize our historical, historical recast and pro forma combined financial data. The summary historical combined balance sheet data as of December 31, 2016 and 2015 and statement of operations data for the years ended December 31, 2016 and 2015 are derived from our audited combined financial statements included elsewhere in this prospectus. The summary historical recast combined balance sheet data as of December 31, 2016 and 2015 and recast statement of operations data for the years ended December 31, 2016 and 2015 are derived from our audited recast financial statements included elsewhere in this prospectus. The summary historical combined financial data as of and for the six months ended June 30, 2017 and 2016 are derived from our unaudited interim combined financial statements included elsewhere in this prospectus. The summary historical combined recast financial data as of and for the six months ended June 30, 2017 and 2016 are derived from our unaudited interim recast combined financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited combined financial statements include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and the operating results for these periods. Historical operating data may not be indicative of future performance. The operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ended December 31, 2017 or any other interim periods or any future year or period.

The summary historical combined and recast combined financial data include certain expenses of BGC Partners and Cantor that were allocated to us for certain corporate functions, including treasury, legal, accounting, insurance, information technology, payroll administration, human resources, stock incentive plans and other services. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by us during the periods presented. However, these shared expenses may not represent the amounts that we would have incurred had we operated autonomously or independently from BGC Partners and Cantor. Actual costs that would have been incurred if we had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, such as information technology and infrastructure. In addition, our summary historical combined financial data do not reflect changes that we expect to experience in the future as a result of our separation from BGC Partners, including changes in our cost structure, personnel needs, tax structure, capital structure, financing and business operations.

The summary unaudited pro forma condensed combined financial data reflect the impact of certain transactions, which comprise the following:

•	the separation;

•	the BP Transaction;

•	the receipt of approximately $ million in proceeds, net of underwriting discounts and commissions, from the sale of shares of our Class A common stock in this offering and the payment to BGC Partners of approximately $ million of these net proceeds in partial exchange for the contribution of assets by BGC Partners to us and/or to settle obligations of ours to BGC Partners;

•	the related party debt incurred from BGC Partners; and

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet reflects the separation as if it occurred on June 30, 2017, while the unaudited pro forma condensed combined statements of operations give effect to the separation as if it occurred on January 1, 2016, the beginning of the earliest period presented. The pro forma adjustments, described in “Unaudited Pro Forma Condensed Combined Financial Data,” are based on currently available information and certain assumptions that management believes are reasonable. Excluded from the pro forma adjustments are items that are non-recurring in nature or are not material.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the separation from BGC Partners been completed on June 30, 2017 for the unaudited pro forma condensed combined balance sheet or on January 1, 2016 for the unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of this offering.

This summary historical, historical recast and pro forma combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations (Excluding Berkeley Point),” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Newmark Recast Financial Statements (Including Berkeley Point),” “Unaudited Pro Forma Condensed Combined Financial Data,” Newmark’s combined financial statements and related notes, and Newmark’s recast combined financial statements and related notes included elsewhere in this prospectus.

	Pro Forma					Historical (Excluding Berkeley Point)
	Six Months Ended June 30,	Year Ended December 31,				Six Months Ended June 30,		Year Ended December 31,
	2017	2016		2015		2017	2016	2016	2015
	(in thousands)
Revenues:
Commissions	$	$		$		$448,837	$375,386	$859,005	$808,878
Management and other						102,358	91,652	196,959	188,389

Total revenues	—		—		—	551,195	467,038	1,055,964	997,267
Expenses:
Compensation and employee benefits						402,034	341,879	771,406	753,034
Allocations of net income and grant of exchangeability to limited partnership units						34,500	23,435	72,318	142,195

Total compensation and employee benefits	—		—		—	436,534	365,314	843,724	895,229
Operating, administrative and other						82,694	73,213	154,868	136,428
Fees to related parties						8,657	9,841	17,731	17,951
Depreciation and amortization						8,298	6,220	13,349	16,644

Total operating expenses	—		—		—	536,183	454,588	1,029,672	1,066,252
Other income (losses), net
Other income (loss)	—		—		—	(1,097)	(1,328)	15,645	—

Total other income (losses), net	—		—		—	(1,097)	(1,328)	15,645
Income (loss) from operations	—		—		—	13,915	11,122	41,937	(68,985)
Interest income, net						1,830	1,510	3,358	1,450

Income (loss) before income taxes and noncontrolling interests	—		—		—	15,745	12,632	45,295	(67,535)
Provision (benefit) for income taxes						1,383	800	3,913	(6,767)

Net income (loss)	—		—		—	14,362	11,832	41,382	(60,768)
Net income (loss) attributable to noncontrolling interests						308	(564)	(1,189)	77

Net income (loss) available to BGC Partners	$—		—		—	$14,054	$12,396	$42,571	$(60,845)

	Pro Forma	Historical (Excluding Berkeley Point)
	June 30, 2017	June 30, 2017	December 31, 2016	December 31, 2015
		(in thousands)
Cash and cash equivalents	$	$34,264	$33,038	$10,536
Total current assets	$	$307,328	$293,273	$298,421
Total assets	$	$1,028,597	$995,491	$857,052
Total current liabilities	$	$422,825	$412,821	$334,844
Total liabilities	$	$504,111	$491,510	$407,619
Total invested equity	$	$524,486	$503,981	$449,433

	Historical Recast (Including Berkeley Point)
	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015
	(in thousands)
Revenues:
Commissions	$444,806	$373,867	$849,419	$806,931
Gains from mortgage banking activities, net	118,808	73,631	193,387	115,304
Management services, servicing fees and other	174,039	142,271	307,177	278,012

Total revenues	737,653	589,769	1,349,983	1,200,247
Expenses:
Compensation and employee benefits	453,663	378,375	849,975	816,268
Allocations of net income and grant of exchangeability to limited partnership units	34,500	23,435	72,318	142,195

Total compensation and employee benefits	488,163	401,810	922,293	958,463
Operating, administrative and other	106,786	87,682	185,344	162,316
Fees to related parties	8,885	9,841	18,010	18,471
Depreciation and amortization	41,455	37,438	72,197	71,774

Total operating expenses	645,289	536,771	1,197,844	1,211,024
Other income (losses), net
Other income (loss)	(1,308)	(1,886)	15,279	(460)

Total other income (losses), net	(1,308)	(1,886)	15,279	(460)
Income (loss) from operations	91,056	51,112	167,418	(11,237)
Interest income, net	2,515	1,756	3,787	1,867

Income (loss) before income taxes and noncontrolling interests	93,571	52,868	171,205	(9,370)
Provision (benefit) for income taxes	1,407	858	3,993	(6,644)

Net income (loss)	92,164	52,010	167,212	(2,726)
Net income (loss) attributable to noncontrolling interests	308	(564)	(1,189)	77

Net income (loss) available to BGC Partners	$91,856	$52,574	$168,401	$(2,803)

	Historical Recast (Including Berkeley Point)
	June 30, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Cash and cash equivalents	$95,722	$66,627	$111,430
Total current assets	$1,524,065	$1,482,745	$826,919
Total assets	$2,632,320	$2,534,688	$1,657,930
Total current liabilities	$1,403,176	$1,410,374	$726,019
Total liabilities	$1,550,625	$1,550,905	$853,896
Total invested equity	$1,081,695	$983,783	$804,034

RISK FACTORS

An investment in shares of our Class A common stock involves risks and uncertainties. The following are important risks and uncertainties that could affect our business, but we do not ascribe any particular likelihood or probability to them unless specifically indicated. Any of the risks and uncertainties set forth below, should they occur, could significantly and negatively affect our business, financial condition, results of operations and prospects and/or the trading price of our Class A common stock.

RISKS RELATED TO OUR BUSINESS

Global Economic and Market Conditions

Negative general economic conditions and commercial real estate market conditions (including perceptions of such conditions) can have a material adverse effect on our business, financial condition, results of operations and prospects.

Commercial real estate markets are cyclical. They relate to the condition of the economy or, at least, to the perceptions of investors and users as to the relevant economic outlook. For example, companies may be hesitant to expand their office space or enter into long-term real estate commitments if they are concerned about the general economic environment. Companies that are under financial pressure for any reason, or are attempting to more aggressively manage their expenses, may reduce the size of their workforces, limit capital expenditures, including with respect to their office space, permit more of their staff to work from home and/or seek corresponding reductions in office space and related management or other services.

Negative general economic conditions and declines in the demand for commercial real estate brokerage and related management services in several markets or in significant markets could also have a material adverse effect on our business, financial condition, results of operations and prospects as a result of the following factors:

•	A general decline in acquisition and disposition activity can lead to a reduction in the commissions and fees we receive for arranging such transactions, as well as in commissions and fees we earn for arranging the financing for acquirers.

•	A general decline in the value and performance of commercial real estate and in rental rates can lead to a reduction in management and leasing commissions and fees. Additionally, such declines can lead to a reduction in commissions and fees that are based on the value of, or revenue produced by, the properties for which we provide services. This may include commissions and fees for appraisal and valuation, sales and leasing, and property and facilities management.

•	Cyclicality in the commercial real estate markets may lead to volatility in our earnings, and the commercial real estate business can be highly sensitive to market perception of the economy generally and our industry specifically. Real estate markets are also thought to “lag” the broader economy. This means that, even when underlying economic fundamentals improve in a given market, it may take additional time for these improvements to translate into strength in the real estate markets.

•	In weaker economic environments, income-producing multifamily real estate may experience higher property vacancies, lower investor and tenant demand and reduced values. In such environments, we could experience lower transaction volumes and transaction sizes as well as fewer loan originations with lower relative principal amounts, as well as potential credit losses arising from risk-sharing arrangements with respect to certain GSE loans.

•	Periods of economic weakness or recession, significantly rising interest rates, fiscal uncertainty, declining employment levels, declining demand for commercial real estate, falling real estate values, disruption to the global capital or credit markets, political uncertainty or the public perception that any of these events may occur, may negatively affect the performance of some or all of our business lines.

While the U.S. commercial property market continues to display strength despite slowing growth of commercial property prices, according to CoStar Realty Information, Inc. (which we refer to as “CoStar”), there can be no assurances that such strength will continue. Although Deutsche Bank Markets Research estimates that the spreads between commercial property capitalization rates for all property types and both 10-year U.S. Treasuries and BBB-rated U.S. corporate bonds remain around their 20-year average post-election, following the U.S. elections in 2016, interest rates rose across the U.S. benchmark yield curve, due in part to expectations of increased economic growth due to potential fiscal stimulus. We would expect this to fuel continued demand for commercial real estate for as long as the U.S. economy continues to expand at a moderate pace.

Business Concentration Risks

Our business is geographically concentrated and could be significantly affected by any adverse change in the regions in which we operate.

Our current business operations are primarily located in the United States. While we are expanding our business to new geographic areas, we are still highly concentrated in the United States. Because we derived substantially all of our total revenues on a consolidated basis for the year ended December 31, 2016 from our operations in the United States, we are exposed to adverse competitive changes and economic downturns and changes in political conditions domestically. If we are unable to identify and successfully manage or mitigate these risks, our business, financial condition, results of operations and prospects could be materially adversely affected.

The concentration of business with corporate clients can increase business risk, and our business can be adversely affected due to the loss of certain of these clients.

We value the expansion of business relationships with individual corporate clients because of the increased efficiency and economics that can result from developing repeat business from the same client and from performing an increasingly broad range of services for the same client. Although our client portfolio is currently highly diversified—for the year ended December 31, 2016, our top 10 clients, collectively, accounted for approximately 6% of our total revenue on a consolidated basis, and our largest client accounted for less than 1% of our total revenue on a consolidated basis—as we grow our business, relationships with certain corporate clients may increase, and our client portfolio may become increasingly concentrated. For example, part of our strategy is to increase our GCS revenues which may lead to greater concentration of revenues with corporate clients. Having increasingly large and concentrated clients also can lead to greater or more concentrated risks if, among other possibilities, any such client (1) experiences its own financial problems; (2) becomes bankrupt or insolvent, which can lead to our failure to be paid for services we have previously provided or funds we have previously advanced; (3) decides to reduce its operations or its real estate facilities; (4) makes a change in its real estate strategy, such as no longer outsourcing its real estate operations; (5) decides to change its providers of real estate services; or (6) merges with another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers.

Additionally, competitive conditions, particularly in connection with increasingly large clients, may require us to compromise on certain contract terms with respect to the extent of risk transfer, acting as principal rather than agent in connection with supplier relationships, liability limitations and other contractual terms. Where competitive pressures result in higher levels of potential liability under our contracts, the cost of operational errors and other activities for which we have indemnified our clients will be greater and may not be fully insured.

Where we provide real estate services to firms in the financial services industry, including banks and investment banks, we are experiencing indirectly the increasing extent of the regulatory environment to which they are subject in the aftermath of the global financial crisis. This increases the cost of doing business with them, which we are not always able to pass on, as the result of the additional resources and processes we are required to provide as a critical supplier.

Competition

We operate in a highly competitive industry with numerous competitors, some of which may have greater financial and operational resources than we do.

We compete to provide a variety of services within the commercial real estate industry. Each of these business disciplines is highly competitive on a local, regional, national and global level. We face competition not only from other national real estate service companies, but also from global real estate services companies, boutique real estate advisory firms, and consulting and appraisal firms. Depending on the product or service, we also face competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, commercial banks, investment managers and accounting firms, some of which may have greater financial resources than we do. Although many of our competitors are local or regional firms that are substantially smaller than we are, some of our competitors are substantially larger than us on a local, regional, national or international basis and have similar service competencies to ours. Such competitors include CBRE Group, Inc., Jones Lang LaSalle Incorporated, Cushman & Wakefield, Savills Studley, Inc. and Colliers International. In addition, specialized firms like Walker & Dunlop, Inc., Berkadia Commercial Mortgage, LLC, HFF, Inc., Marcus & Millichap Inc. and Eastdil Secured, LLC compete with us in certain service lines. Our industry has continued to consolidate, and there is an inherent risk that competitive firms may be more successful than we are at growing through merger and acquisition activity. See “Business—Competition.” In general, there can be no assurance that we will be able to continue to compete effectively with respect to any of our commercial real estate business lines or on an overall basis, to maintain current commission and fee levels or margins, or to maintain or increase our market share.

New Opportunities/Possible Transactions and Hires

If we are unable to identify and successfully exploit new product, service and market opportunities, including through hiring new brokers, salespeople, managers and other professionals, our business, financial condition, results of operations and prospects could be materially adversely affected.

As more participants enter our industry, the resulting competition may lead to lower revenue. This increased competition may result in a decrease in revenues in a particular market even if the volume of transactions in that market increases. As a result, our strategy is to broker more transactions, manage more properties and increase our share of existing markets and to seek out new clients and markets. We may face enhanced risks as these efforts to expand our business result in our transacting with a broader array of clients and expose us to new products and services and markets. Pursuing this strategy may also require significant management attention and hiring expense and potential costs and liability in any litigation or arbitration that may result. We may not be able to attract new clients or brokers, salespeople, managers, or other professionals or successfully enter new markets. If we are unable to identify and successfully exploit new product, service and market opportunities, our business, financial condition, results of operations and prospects could be materially adversely affected.

We may pursue strategic alliances, acquisitions, joint ventures or other growth opportunities (including hiring new brokers), which could present unforeseen integration obstacles or costs and could dilute our stockholders. We may also face competition in our acquisition strategy, and such competition may limit our number of strategic alliances, acquisitions, joint ventures and other growth opportunities (including hiring new brokers).

We have explored a wide range of strategic alliances, acquisitions and joint ventures with other real estate services firms, including maintaining or developing relationships with independently owned offices, and with other companies that have interests in businesses in which there are brokerage, management or other strategic opportunities. We continue to evaluate and potentially pursue possible strategic alliances, acquisitions, joint ventures and other growth opportunities (including hiring new brokers). Such transactions may be necessary in order for us to enter into or develop new products or services or markets, as well as to strengthen our current ones.

Strategic alliances, acquisitions, joint ventures and other growth opportunities (including hiring new brokers) involve a number of risks and challenges, including:

•	potential disruption of our ongoing business and product, service and market development and distraction of management;

•	difficulty retaining and integrating personnel and integrating administrative, operational, financial reporting, internal control, compliance and other systems;

•	the necessity of hiring additional management and other critical personnel and integrating them into current operations;

•	increasing the scope, geographic diversity and complexity of our operations;

•	potential dependence upon, and exposure to liability, loss or reputational damage relating to systems, controls and personnel that are not under our control;

•	addition of business lines in which we have not previously engaged;

•	potential unfavorable reaction to our strategic alliance, acquisition or joint venture strategy by our clients;

•	to the extent that we pursue opportunities outside the United States, exposure to political, economic, legal, regulatory, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization and/or foreign ownership restrictions, expropriation, price controls, capital controls, foreign currency fluctuations, regulatory and tax requirements, economic and/or political instability, geographic, time zone, language and cultural differences among personnel in different areas of the world, exchange controls and other restrictive government actions, as well as the outbreak of hostilities;

•	the upfront costs associated with pursuing transactions and recruiting personnel, which efforts may be unsuccessful in the increasingly competitive marketplace for the most talented producers and managers;

•	conflicts or disagreements between any strategic alliance or joint venture partner and us;

•	exposure to additional liabilities of any acquired business, strategic alliance or joint venture; and

•	dilution resulting from any issuances of shares of our common stock or limited partnership units in connection with strategic alliances, acquisitions, joint ventures and other growth opportunities.

We face competition for acquisition targets, which may limit our number of acquisitions and growth opportunities and may lead to higher acquisition prices or other less favorable terms. To the extent that we choose to grow internationally from acquisitions, strategic alliances, joint ventures or other growth opportunities, we may experience additional expenses or obstacles, including the short-term contractual restrictions contained in our agreement with Knight Frank, which such agreement could both affect and be affected by such choice. See “Business—Our Knight Frank Partnership.” There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or integrate successfully any acquired businesses without substantial costs, delays or other operational or financial difficulties.

Any future growth will be partially dependent upon the continued availability of suitable transactional candidates at favorable prices and upon advantageous terms and conditions, which may not be available to us, as well as sufficient liquidity and credit to fund these transactions. Future transactions and any necessary related financings also may involve significant transaction-related expenses, which include payment of break-up fees, assumption of liabilities, including compensation, severance and lease termination costs, and transaction and deferred financing costs, among others. In addition, there can be no assurance that such transactions will be accretive or generate favorable operating margins. The success of these transactions will also be determined in part by the ongoing performance of the acquired companies and the acceptance of acquired employees of our partnership compensation structure and other variables which may be different from the existing industry standards or practices at the acquired companies.

We will need to successfully manage the integration of recent acquisitions and future growth effectively. The integration and additional growth may place a significant strain upon our management, administrative, operational, financial reporting, internal control and compliance infrastructure. Our ability to grow depends upon our ability to successfully hire, train, supervise and manage additional employees, expand our operational, financial reporting, compliance and other control systems effectively, allocate our human resources optimally, maintain clear lines of communication between our transactional and management functions and our finance and accounting functions, and manage the pressure on our management, administrative, operational, financial reporting, internal control and compliance infrastructure. Additionally, managing future growth may be difficult due to our new geographic locations, markets and business lines. As a result of these risks and challenges, we may not realize the full benefits that we anticipate from strategic alliances, acquisitions, joint ventures or other growth opportunities. There can be no assurance that we will be able to accurately anticipate and respond to the changing demands we will face as we integrate and continue to expand our operations, and we may not be able to manage growth effectively or to achieve growth at all. Any failure to manage the integration of acquisitions and other growth opportunities effectively could have a material adverse effect on our business, financial condition, results of operations and prospects.

Regulatory/Legal

We may have liabilities in connection with our business, including appraisal and valuation, sales and leasing and property and facilities management activities.

As a licensed real estate broker and provider of commercial real estate services, we and our licensed sales professionals and independent contractors that work for us are subject to statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject us or our sales professionals or independent contractors to litigation from parties who purchased, sold or leased properties that we brokered or managed.

We could become subject to claims by participants in real estate sales and leasing transactions, as well as building owners and companies for whom we provide management services, claiming that we did not fulfill our obligations. We could also become subject to claims made by clients for whom we provided appraisal and valuation services and/or third parties who perceive themselves as having been negatively affected by our appraisals and/or valuations. We also could be subject to audits and/or fines from various local real estate authorities if they determine that we are violating licensing laws by failing to follow certain laws, rules and regulations. While these liabilities have been insignificant in the past, we have no assurance that this will continue to be the case.

In our property and facilities management business, we hire and supervise third-party contractors to provide services for our managed properties. We may be subject to claims for defects, negligent performance of work or other similar actions or omissions by third parties we do not control. Moreover, our clients may seek to hold us accountable for the actions of contractors because of our role as property or facilities manager or project manager, even if we have technically disclaimed liability as a contractual matter, in which case we may be pressured to participate in a financial settlement for purposes of preserving the client relationship. While these liabilities have been insignificant in the past, we have no assurance that this will continue to be the case.

Because we employ large numbers of building staff in facilities that we manage, we face risk in potential claims relating to employment injuries, termination and other employment matters. While these risks are generally passed back to the building owner, we have no assurance it will continue to be the case.

In connection with a limited number of our facilities management agreements, we have guaranteed that the client will achieve certain savings objectives. In the event that these objectives are not met, we are obligated to pay the shortfall amount to the client. In most instances, the obligation to pay such amount is limited to the amount of fees (or the amount of a subset of the fees) earned by us under the contract, but no assurance can be given that we will be able to mitigate against these payments or that the payments, particularly if aggregated with those required under other agreements, could have a material adverse effect on our ongoing arrangements with particular clients or our business, financial condition, results of operations or prospects. The percentage of our revenue for the fiscal year ended December 31, 2016 subject to such obligations under our current facilities management agreements is less than 1%. While these liabilities have been immaterial to date, we have no assurance that this will continue to be the case.

Adverse outcomes of property and facilities management disputes or litigation could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly to the extent we may be liable on our contracts, or if our liabilities exceed the amounts of the insurance coverage procured and maintained by us. Some of these litigation risks may be mitigated by any commercial insurance we maintain in amounts we believe are appropriate. However, in the event of a substantial loss or certain types of claims, our insurance coverage and/or self-insurance reserve levels might not be sufficient to pay the full damages. Additionally, in the event of grossly negligent or intentionally wrongful conduct, insurance policies that we may have may not cover us at all. Further, the value of otherwise valid claims we hold under insurance policies could become uncollectible in the event of the covering insurance company’s insolvency, although we seek to limit this risk by placing our commercial insurance only with highly rated companies. In addition, in the event of grossly negligent or intentionally wrongful conduct, we may not be covered by insurance. Any of these events could materially negatively impact our business, financial condition, results of operations and prospects. While these liabilities have been insignificant in the past, we have no assurance that this will continue to be the case.

If we fail to comply with laws, rules and regulations applicable to commercial real estate brokerage, valuation and appraisal and mortgage transactions and our other business lines, then we may incur significant financial penalties.

Due to the broad geographic scope of our operations and the commercial real estate services we perform, we are subject to numerous federal, state, local and foreign laws, rules and regulations specific to our services. For example, the brokerage of real estate sales and leasing transactions and other related activities require us to maintain brokerage licenses in each state in which we conduct activities for which a real estate license is required. If we fail to maintain our licenses or conduct brokerage activities without a license or violate any of the laws, rules and regulations applicable to our licenses, then we may be subject to audits, required to pay fines (including treble damages in certain states) or be prevented from collecting commissions owed, be compelled to return commissions received or have our licenses suspended or revoked.

In addition, because the size and scope of commercial real estate transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state licensing and regulatory regimes and the possible loss resulting from non-compliance have increased. Furthermore, the laws, rules and regulations applicable to our business lines also may change in ways that increase the costs of compliance. The failure to comply with federal, state, local and foreign laws, rules and regulations could result in significant financial penalties that could have a material adverse effect on our business, financial condition, results of operations and prospects.

The loss of relationships with the GSEs and HUD would, and changes in such relationships could, adversely affect our ability to originate commercial real estate loans through such programs. Compliance with the minimum collateral and risk-sharing requirements of such programs could reduce our liquidity.

Currently, we originate a significant percentage of our loans for sale through the GSEs and HUD programs. Berkeley Point is approved as a Fannie Mae DUS lender, a Freddie Mac Program Plus seller/servicer in 12 states and the District of Columbia, a Freddie Mac Targeted Affordable Housing Seller, a HUD MAP lender nationwide, and a Ginnie Mae issuer. Our status as an approved lender affords us a number of advantages, which may be terminated by the applicable GSE or HUD at any time. Although we intend to take all actions to remain in compliance with the requirements of these programs, the loss of such status would, or changes in our relationships with the GSEs and HUD could, prevent us from being able to originate commercial real estate loans for sale through the particular GSE or HUD, which could have a material adverse effect on our business, financial condition, results of operations and prospects. It could also result in a loss of similar approvals from the GSEs or HUD. As of December 31, 2016, we exceeded the most restrictive applicable net worth requirement of these programs by $378.6 million.

We are subject to risk of loss in connection with defaults on loans sold under the Fannie Mae DUS program that could materially and adversely affect our results of operations and liquidity.

Under the Fannie Mae DUS program, we originate and service multifamily loans for Fannie Mae without having to obtain Fannie Mae’s prior approval for certain loans, as long as the loans meet the underwriting guidelines set forth by Fannie Mae. In return for the delegated authority to make loans and the commitment to purchase loans by Fannie Mae, we must maintain minimum collateral and generally are required to share risk of loss on loans sold through Fannie Mae. With respect to most loans, we are generally required to absorb approximately one-third of any losses on the unpaid principal balance of a loan at the time of loss settlement. Some of the loans that we originate under the Fannie Mae DUS program are subject to reduced levels or no risk-sharing. However, we generally receive lower servicing fees with respect to such loans. Although our Berkeley Point business’s average annual losses from such risk-sharing programs have been a minimal percentage of the aggregate principal amount of such loans, if loan defaults increase, actual risk-sharing obligation payments under the Fannie Mae DUS program could increase, and such defaults could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, a material failure to pay its share of losses under the Fannie Mae DUS program could result in the revocation of Berkeley Point’s license from Fannie Mae and the exercise of various remedies available to Fannie Mae under the Fannie Mae DUS program.

Environmental regulations may adversely impact our commercial real estate business and/or cause us to incur costs for cleanup of hazardous substances or wastes or other environmental liabilities.

Federal, state, local and foreign laws, rules and regulations impose various environmental zoning restrictions, use controls, and disclosure obligations which impact the management, development, use and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as mortgage lending availability, with respect to some properties. A decrease or delay in such transactions may materially adversely affect our business, financial condition, results of operations and prospects. In addition, a failure by us to disclose environmental concerns in connection with a real estate transaction may subject us to liability to a buyer/seller or lessee/lessor of property. While historically we have not incurred any significant liability in connection with these types of environmental issues, there is no assurance that this will not occur.

In addition, in our role as property or facilities manager, we could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes relating to properties we currently or formerly managed. Such liability may be imposed without regard to the lawfulness of the original disposal activity, or our knowledge of, or fault for, the release or contamination. Further, liability under some of these laws may be joint and several, meaning that one liable party could be held responsible for all costs related to a contaminated site. Insurance for such matters may not be available or sufficient. While historically we have not incurred any significant liability under these laws, this may not always be the case.

Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as recently enacted local ordinances obligating property or facilities managers to inspect for and remove lead-based paint in certain buildings, could increase our costs of legal compliance and potentially subject us to violations or claims. More stringent enforcement of existing regulations could cause us to incur significant costs in the future, and/or materially adversely impact our commercial real estate brokerage and management services business.

Our operations are affected by federal, state and/or local environmental laws in the jurisdictions in which we maintain office space for our own operations and where we manage properties for clients, and we may face liability with respect to environmental issues occurring at properties that we occupy or manage.

Various laws, rules and regulations restrict the levels of certain substances that may be discharged into the environment by properties and such laws, rules and regulations may impose liability on current or previous real estate owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may face costs or liabilities under these laws as a result of our role as an on-site property manager. While we believe that we have taken adequate measures to prevent any such losses, no assurances can be given that these events will not occur. Within our own operations, we face additional costs from rising costs of environmental compliance, which make it more expensive to operate our corporate offices. Our operations are generally conducted within leased office building space, and, accordingly, we do not currently anticipate that regulations restricting the emissions of greenhouse gases, or taxes that may be imposed on their release, would result in material costs or capital expenditures. However, we cannot be certain about the extent to which such regulations will develop as there are higher levels of understanding and commitments by different governments in the United States and around the world regarding risks related to the climate and how they should be mitigated.

A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government or the existence of Fannie Mae and Freddie Mac, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Each GSE has been created under a conservatorship established by its regulator, the Federal Housing Finance Agency, since 2008. The conservatorship is a statutory process designed to preserve and conserve the GSEs’ assets and property and put them in a sound and solvent condition. The conservatorships have no specified termination dates. There has been significant uncertainty regarding the future of the GSEs, including how long they will continue to exist in their current forms. Changes in such forms could eliminate or substantially reduce the number of loans we originate with the GSEs. Policymakers and others have focused significant attention in recent years on how to reform the nation’s housing finance system, including what role, if any, the GSEs should play. Such reforms could significantly limit the role of the GSEs in the nation’s housing finance system. Any such reduction in the loans we originate with the GSEs could lead to a reduction in fees related to the loans we originate or service. These effects could cause our Berkeley Point business to realize significantly lower revenues from its loan originations and servicing fees, and ultimately could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be adversely affected by the impact of recent income tax regulations.

The U.S. Department of the Treasury and the Internal Revenue Service (which we refer to as the “IRS”) recently released final and temporary regulations regarding the treatment of certain related-party corporate debt as equity for U.S. federal income tax purposes. These regulations include provisions that may adversely affect the tax consequences of common transactions, including intercompany obligations and/or financing, and may impact many companies in the real estate services sector, including several of our clients and competitors. These regulations could have an adverse impact on our income tax position or could possibly cause us to change the manner in which we conduct certain activities in ways that impose other costs on us. These regulations were issued recently, are highly complex and there is limited guidance regarding their application. Accordingly, we are unable to predict the extent, if any, to which such regulations would have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual Property

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property used in our business.

Our success is dependent, in part, upon our intellectual property. We rely primarily on trade secret, contract, patent, copyright and trademark law in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to establish and protect our intellectual property rights to proprietary technologies, products, services or methods, and our brand.

Unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results. We cannot ensure that our intellectual property rights are sufficient to protect our competitive advantages or that any particular patent, copyright or trademark is valid and enforceable, and all patents ultimately expire. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws in the United States, or at all. Any significant impairment of our intellectual property rights could harm our business or our ability to compete.

Protecting our intellectual property rights is costly and time consuming. Although we have taken steps to protect ourselves, there can be no assurance that we will be aware of all patents, copyrights or trademarks that may pose a risk of infringement by our products and services. Generally, it is not economically practicable to determine in advance whether our products or services may infringe the present or future rights of others.

Accordingly, we may face claims of infringement or other violations of intellectual property rights that could interfere with our ability to use intellectual property or technology that is material to our business. The number of such third-party claims may grow. Our technologies may not be able to withstand such third-party claims or rights against their use.

We may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the rights of others or defend against claims of infringement or invalidity. For example, we recently responded to a claim by Newmark Realty Capital, Inc. (which we refer to as “Realty Capital”) against us alleging, among other things, trademark infringement under Section 32 of the Lanham Act. In connection with our answer, we filed counterclaims alleging that Realty Capital has infringed our trademarks and seeking an order cancelling Realty Capital’s registered trademarks. We also separately initiated an action before the U.S. Patent and Trademark Office seeking invalidation of Realty Capital’s registration of a design mark that includes the stand-alone name “Newmark.” No assurance can be given as to whether these cases will be determined in our favor or that our ability to use the “Newmark” name will be impacted by the proceedings. Any such claims or litigation, whether successful or unsuccessful, could result in substantial costs, the diversion of resources and the attention of management, any of which could materially negatively affect our business. Responding to these claims could also require us to enter into agreements with the third parties claiming infringement, stop selling or redesign affected products or services or pay damages on our own behalf or to satisfy indemnification commitments with our clients. Such agreements, if available, may not be available on terms acceptable to us, and may negatively affect our business, financial condition, results of operations or prospects.

If our software licenses from third parties are terminated or adversely changed or amended or contain material defects or errors, or if any of these third parties were to cease doing business, or if products or services offered by third parties were to contain material defects or errors, our ability to operate our businesses may be materially adversely affected.

We license databases and software from third parties, much of which is integral to our systems and our business. The licenses are terminable if we breach our obligations under the license agreements. If any material licenses were terminated or adversely changed or amended, if any of these third parties were to cease doing business or if any licensed software or databases licensed by these third parties were to contain material defects or errors, we may be forced to spend significant time and money to replace the licensed software and databases, and our ability to operate our business may be materially adversely affected. Further, any errors or defects in third-party services or products (including hardware, software, databases, cloud computing and other platforms and systems) or in services or products that we develop ourselves, could result in errors in, or a failure of our services or products, which could harm our business. Although we take steps to locate replacements, there can be no assurance that the necessary replacements will be available on acceptable terms, if at all. There can be no assurance that we will have an ongoing license to use all intellectual property which our systems require, the failure of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

IT Systems and Cyber-security Risks

Defects or disruptions in our technology or services could diminish demand for our products and service and subject us to liability.

Because our technology, products and services are complex and use or incorporate a variety of computer hardware, software and databases, both developed in-house and acquired from third-party vendors, our technology, products and services may have errors or defects. Errors and defects could result in unanticipated downtime or failure, and could cause financial loss and harm to our reputation and our business. Furthermore, if we acquire companies, we may encounter difficulty in incorporating the acquired technologies and maintaining the quality standards that are consistent with our technology, products and services.

If we experience computer systems failures or capacity constraints, our ability to conduct our business operations could be materially harmed.

If we experience computer systems failures or capacity constraints, our ability to conduct our business operations could be harmed. We support and maintain many of our computer systems and networks internally. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Although all of our business critical systems have been designed and implemented with fault tolerant and/or redundant clustered hardware and diversely routed network connectivity, our redundant systems or disaster recovery plans may prove to be inadequate. We may be subject to system failures and outages that might impact our revenues and relationships with clients. In addition, we will be subject to risk in the event that systems of our clients, business partners, vendors and other third parties are subject to failures and outages.

We rely on various third parties for computer and communications systems, such as telephone companies, online service providers, data processors, and software and hardware vendors. Our systems, or those of our third-party providers, may fail or operate slowly, causing one or more of the following, which may not in all cases be covered by insurance:

•	unanticipated disruptions in service to our clients;

•	slower response times;

•	financial losses;

•	litigation or other client claims; and

•	regulatory actions.

We may experience additional systems failures in the future from power or telecommunications failures, acts of God or war, weather-related events, terrorist attacks, human error, natural disasters, fire, power loss, sabotage, cyber-attacks, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism and similar events. Any system failure that causes an interruption in service or decreases the responsiveness of our service could damage our reputation, business and brand name.

Malicious cyber-attacks and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our business, result in the disclosure of confidential information, damage our reputation and cause losses or regulatory penalties.

Developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our financial, accounting, data processing or other operating and compliance systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a malicious cyber-attack or other adverse events, which may adversely affect our ability to provide services.

In addition, our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although we take protective measures such as software programs, firewalls and similar technology, to maintain the confidentiality, integrity and availability of our and our clients’ information, and endeavor to modify these protective measures as circumstances warrant, the nature of cyber threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability or disruption of service, computer viruses, acts of vandalism, or other malicious code, cyber-attack and other adverse events that could have an adverse security impact. Despite the defensive measures we have taken, these threats may come from external factors such as governments, organized crime, hackers, and other third parties such as outsource or infrastructure-support providers and application developers, or may originate internally from within us.

We also face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities. Such parties could also be the source of a cyber-attack on or breach of our operational systems, data or infrastructure.

There have been an increasing number of cyber-attacks in recent years in various industries, and cyber-security risk management has been the subject of increasing focus by our regulators. If one or more cyber-attacks occur, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, as well as our clients’ or other third parties’, operations, which could result in reputational damage, financial losses and/or client dissatisfaction, which may not in all cases be covered by insurance. Any such cyber incidents involving our computer systems and networks, or those of third parties important to our business, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural Disasters, Weather-Related Events, Terrorist Attacks and Other Disruptions to Infrastructure

Our ability to conduct our business may be materially adversely impacted by catastrophic events, including natural disasters, weather-related events, terrorist attacks and other disruptions.

We may encounter disruptions involving power, communications, transportation or other utilities or essential services depended on by us or by third parties with whom we conduct business. This could include disruptions as the result of natural disasters, pandemics or weather-related or similar events, such as fires, hurricanes, earthquakes and floods, political instability, labor strikes or turmoil or terrorist attacks. For example, during 2012, our own operations and properties we manage for clients in the northeastern United States, and in particular New York City, were impacted by Hurricane Sandy, in some cases significantly. In August 2017, several parts of Texas, including the Houston area, sustained significant damage from Hurricane Harvey. We continue to assess the impact on our borrowers and other clients and what impact, if any, the storm could have on our business, financial condition, results of operations and prospects.

These disruptions may occur, for example, as a result of events affecting only the buildings in which we operate (such as fires), or as a result of events with a broader impact on the communities where those buildings are located. If a disruption occurs in one location and persons in that location are unable to communicate with or travel to or work from other locations, our ability to service and interact with our clients and others may suffer, and we may not be able to successfully implement contingency plans that depend on communications or travel.

Such events can result in significant injuries and loss of life, which could result in material financial liabilities, loss of business and reputational harm. They can also impact the availability and/or loss of commercial insurance policies, both for our own business and for those clients whose properties we manage and who may purchase their insurance through the insurance buying programs we make available to them.

There can be no assurance that the disaster recovery and crisis management procedures we employ will suffice in any particular situation to avoid a significant loss. Given that our employees are increasingly mobile and less reliant on physical presence in our offices, our disaster recovery plans increasingly rely on the availability of the Internet (including “cloud” technology) and mobile phone technology, so the disruption of those systems would likely affect our ability to recover promptly from a crisis situation. Although we maintain insurance for liability, property damage and business interruption, subject to deductibles and various exceptions, no assurance can be given that our business, financial condition, results of operations and prospects will not be materially negatively affected by such events in the future.

Key Employees

Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may materially adversely affect our business, financial condition, results of operations and prospects.

Our people are our most important resource. We must retain the services of our key employees and strategically recruit and hire new talented employees to attract clients and transactions that generate most of our revenues.

Howard W. Lutnick, who serves as our Chairman and Chief Executive Officer, is also the Chairman of the Board, President and Chief Executive Officer of our indirect parent, Cantor, President of CFGM, which is the managing general partner of Cantor, and the Chief Executive Officer and Chairman of our direct parent, BGC Partners. In addition, Mr. Lutnick holds offices at various other affiliates of Cantor. Mr. Lutnick is not subject to an employment agreement with us or any of our subsidiaries.

Currently, Mr. Lutnick spends significant amounts of his BGC Partners time on our matters, although this percentage may vary depending on business developments at Newmark or Cantor, BGC Partners or any of our or their respective affiliates. As a result, Mr. Lutnick and others in key executive or management roles whom we may hire from time to time dedicate only a portion of their professional efforts to our business and operations, and there is no contractual obligation for them to spend a specific amount of their time with us and/or BGC Partners or Cantor. These key employees may not be able to dedicate adequate time to our business and operations, and we could experience an adverse effect on our operations due to the demands placed on our management team by their other professional obligations. In addition, these key employees’ other responsibilities could cause conflicts of interest with us. The Newmark Holdings limited partnership agreement, which includes non-competition and other arrangements applicable to our key employees who are limited partners of Newmark Holdings, may not prevent certain of our key employees, including Mr. Lutnick, whose employment by Cantor and BGC Partners is not subject to these provisions in the Newmark Holdings limited partnership agreement, from resigning or competing against us.

Should Mr. Lutnick leave or otherwise become unavailable to render services to us, ultimate control of us would likely pass to Cantor, and indirectly pass to the then-controlling stockholder of CFGM (which is currently Mr. Lutnick), Cantor’s managing general partner, or to such other managing general partner as CFGM would appoint, and as a result control could remain with Mr. Lutnick.

In addition, our success has largely been dependent on executive officers such as Barry M. Gosin, who serves as our President, and other key employees, including some who have been hired in connection with acquisitions. If any of our key employees were to join an existing competitor, form a competing company, offer services to BGC Partners or Cantor that compete with our services or otherwise leave us, some of our clients could choose to use the services of that competitor or another competitor instead of our services, which could adversely affect our revenues and as a result could materially adversely affect our business, financial condition, results of operations and prospects.

Seasonality

Our business is generally affected by seasonality, which could have a material adverse effect on our results of operations in a given period.

Due to the strong desire of many market participants to close real estate transactions prior to the end of a calendar year, our business exhibits certain seasonality, with our revenue tending to be lowest in the first quarter and strongest in the fourth quarter. This could have a material effect on our results of operations in any given period.

The seasonality of our business makes it difficult to determine during the course of the year whether planned results will be achieved and to adjust to changes in expectations. To the extent that we are not able to identify and adjust for changes in expectations or we are confronted with negative conditions that inordinately impact seasonal norms, our business, financial condition, results of operations and prospects could be materially adversely affected.

Other General Business Risks

If we experience difficulties in collecting accounts receivable or experience defaults by multiple clients, it could materially adversely affect our business, financial condition, results of operations and prospects.

We face challenges in our ability to efficiently and/or effectively collect accounts receivable. Any of our clients or other parties obligated to make payments to us may experience a downturn in their business that may weaken their results of operations and financial condition. As a result, a client or other party obligated to make payments to us may fail to make payments when due, become insolvent or declare bankruptcy. A bankruptcy of a client or other party obligated to make payments to us would delay or preclude full collection of amounts owed to us. In addition, certain corporate services and property and facilities management agreements require that we advance payroll and other vendor costs on behalf of clients. If such a client or other party obligated to make payments to us were to file for bankruptcy, we may not be able to obtain reimbursement for those costs or for the severance obligations we would incur. Any such failure to make payments when due or the bankruptcy or insolvency of a large number of our clients (e.g., during an economic downturn) could result in disruption to our business and material losses to us. While historically we have not incurred material losses as a result of the difficulties described above, this may not always be the case.

We may not be able to replace partner offices when affiliation agreements are terminated, which may decrease our scope of services and geographic reach.

We have agreements in place to operate on a collaborative and cross-referral basis with certain offices in the United States and elsewhere in the Americas in return for contractual and referral fees paid to us and/or certain mutually beneficial co-branding and other business arrangements. These independently owned offices generally use some variation of Newmark in their names and marketing materials. These agreements are normally multi-year contracts, and generally provide for mutual referrals in their respective markets, generating additional contract and brokerage fees. Through these independently owned offices, our clients have access to additional brokers with local market research capabilities as well as other commercial real estate services in locations where we do not have a physical presence. From time to time our arrangement with these independent firms may be terminated pursuant to the terms of the individual affiliation agreements. The opening of a Company-owned office to replace an independent office requires us to invest capital, which in some cases could be material. There can be no assurance that, if we lose additional independently owned offices, we will be able to identify suitable replacement affiliates or fund the establishment or acquisition of an owned office. In addition, although we do not control the activities of these independently owned offices and are not responsible for their liabilities, we may face reputational risk if any of these independently owned offices are involved in or accused of illegal, unethical or similar behavior. Failure to maintain coverage in important geographic markets may negatively impact our operations, reputation and ability to attract and retain key employees and expand domestically and internationally and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Declines in or terminations of servicing engagements or breaches of servicing agreements could have a material adverse effect on our business, financial condition, results of operations and prospects.

We expect that loan servicing fees will continue to constitute a significant portion of our revenues from the Berkeley Point business for the foreseeable future. Nearly all of these fees are derived from loans that Berkeley Point originates and sells through the agencies’ programs or places with institutional investors. A decline in the number or value of loans that we originate for these investors or terminations of our servicing engagements will decrease these fees. HUD has the right to terminate Berkeley Point’s current servicing engagements for cause. In addition to termination for cause, Fannie Mae and Freddie Mac may terminate Berkeley Point’s servicing engagements without cause by paying a termination fee. Institutional investors typically may terminate servicing engagements with Berkeley Point at any time with or without cause, without paying a termination fee. We are also subject to losses that may arise from servicing errors, such as a failure to maintain insurance, pay taxes, or provide notices. If we breach our servicing obligations to the agencies or institutional investors, including as a result of a failure to perform by any third parties to which we have contracted certain routine back-office aspects of loan servicing, the servicing engagements may be terminated. Significant declines or terminations of servicing engagements or breaches of such obligations, in the absence of replacement revenue sources, could materially and adversely affect our business, financial condition and results of operations.

Reductions in loan servicing fees as a result of defaults or prepayments by borrowers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition to exposure to potential loss sharing, our loan servicing business is also subject to potential reductions in loan servicing fees if the borrower defaults on a loan originated thereby, as the generation of loan servicing fees depends upon the continued receipt and processing of periodic installments of principal, interest and other payments such as amounts held in escrow to pay property taxes and other required expenses. The loss of such loan servicing fees would reduce the amount of cash actually generated from loan servicing and from interest on amounts held in escrow. The expected loss of future loan servicing fees would also result in non-cash impairment charges to earnings. Such cash and non-cash charges could have a material adverse effect on our business, financial condition, results of operations and prospects.

Liquidity, Funding and Indebtedness

Liquidity is essential to our business, and insufficient liquidity could have a material adverse effect on our business, financial condition, results of operations and prospects.

Liquidity is essential to our business. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, other third parties or us.

We are a holding company with no direct operations. We conduct substantially all of our operations through our operating subsidiaries. We do not have any material assets other than our direct and indirect ownership in the equity of our subsidiaries. As a result, our operating cash flow is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any of our subsidiaries, we, as an equity owner of such subsidiary, and therefore holders of our securities, including our Class A common stock, will be subject to the prior claims of such subsidiary’s creditors, including trade creditors, and any preferred equity holders. Any dividends declared by us, any payment by us of our indebtedness or other expenses, and all applicable taxes payable in respect of our net taxable income, if any, are paid from cash on hand and funds received from distributions, loans or other payments from Newmark OpCo. Regulatory, tax restrictions or elections, and other legal or contractual restrictions may limit our ability to transfer funds freely from our subsidiaries. These laws, regulations and rules may hinder our ability to access funds that we may need to meet our obligations. Certain debt and security agreements entered into by our subsidiaries contain or may contain various restrictions, including restrictions on payments by our subsidiaries to us and the transfer by our subsidiaries of assets pledged as collateral. To the extent that we need funds to pay dividends, repay indebtedness and meet other expenses, or to pay taxes on our share of Newmark OpCo’s net taxable income, and Newmark OpCo or its subsidiaries are restricted from making such distributions under applicable law, regulations, or agreements, or are otherwise unable to provide such funds, it could materially adversely affect our business, financial condition, results of operations and prospects, including our ability to raise additional funding, including through access to the debt and equity capital markets.

Our ability to raise funding in the long-term or short-term debt capital markets or the equity capital markets, or to access secured lending markets could in the future be adversely affected by conditions in the United States and international economy and markets, with the cost and availability of funding adversely affected by illiquid credit markets and wider credit spreads and changes in interest rates. To the extent we are not able to access the debt capital markets on acceptable terms in the future, we may seek to raise funding and capital through equity issuances or other means.

Turbulence in the U.S. and international economy and markets may adversely affect our liquidity and financial condition and the willingness of certain clients to do business with each other or with us. Acquisitions and financial reporting obligations related thereto may impact our ability to access capital markets on a timely basis and may necessitate greater short-term borrowing in the interim, which in turn may adversely affect the interest rates on our debt and our credit ratings and associated outlooks.

We generally have had limited need for short-term unsecured funding. We may, however, have need to access short-term capital sources in order to meet business needs from time to time, including financing acquisitions, conducting operations or hiring or retaining real estate brokers, salespeople, managers and other professionals. Our inability to secure such short-term capital could have a material adverse effect on our business, financial condition, results of operations and prospects.

We require a significant amount of short-term funding capacity for loans we originate through Berkeley Point. As of June 30, 2017, Berkeley Point had $950 million of committed loan funding available through three commercial banks and an uncommitted $325 million Fannie Mae loan repurchase facility. Consistent with industry practice, Berkeley Point’s existing warehouse facilities are short-term, requiring annual renewal. If any of the committed facilities are terminated or are not renewed or the uncommitted facility is not honored, we would be required to obtain replacement financing, which we may be unable to find on favorable terms, or at all, and, in such event, we might not be able to originate loans, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We expect to have debt, which could adversely affect our ability to raise additional capital to fund our operations and activities, limit our ability to react to changes in the economy or the commercial real estate services industry, expose us to interest rate risk and prevent us from meeting our obligations under our indebtedness.

Immediately following the separation, we expect to have $             in aggregate principal amount of indebtedness, and we may incur additional indebtedness in the future. The amount of debt we incur may have important, adverse consequences to us and our investors, including that:

•	it may limit our ability to borrow money, dispose of assets or sell equity to fund our working capital, capital expenditures, dividend payments, debt service, strategic initiatives or other obligations or purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in the economy, the markets, regulatory requirements, our operations or our business;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in the economy or our business;

•	it may require a substantial portion of our cash flow from operations to make interest payments;

•	it may make it more difficult for us to satisfy other obligations;

•	it may increase the risk of a future credit ratings downgrade of us, which could increase future debt costs and limit the future availability of debt financing; and

•	we may not be able to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent that we incur additional indebtedness, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.

We may incur substantially more debt or take other actions which would intensify the risks discussed herein.

We may incur substantial additional debt in the future, some of which may be secured debt. Under the terms of our existing debt, we are permitted under certain circumstances to incur additional debt, grant liens on our assets to secure existing or future debt, recapitalize our debt or take a number of other actions that could have the effect of diminishing our ability to make payments on our debt when due. To the extent that we borrow additional funds in connection with this offering, the terms of such borrowings may contain more stringent financial covenants, change of control provisions, make-whole provisions or other terms that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Credit rating downgrades or defaults by us could adversely affect us.

The credit ratings and associated outlooks of companies may be critical to their reputation and operational and financial success. A company’s credit ratings and associated outlooks are influenced by a number of factors, including: operating environment, earnings and profitability trends, the prudence of funding and liquidity management practices, balance sheet size/composition and resulting leverage, cash flow coverage of interest, composition and size of the capital base, available liquidity, outstanding borrowing levels, the company’s competitive position in the industry and its relationships in the industry. A credit rating and/or the associated outlook can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances of that company or related companies warrant such a change. Any reduction in the credit ratings of Newmark, BGC Partners, Cantor or any of their other affiliates, and/or the associated outlook could adversely affect the availability of debt financing to us on acceptable terms, as well as the cost and other terms upon which we may obtain any such financing. In addition, credit ratings and associated outlooks may be important to clients in certain markets and in certain transactions. A company’s contractual counterparties may, in certain circumstances, demand collateral in the event of a credit ratings or outlook downgrade of that company.

Our acquisitions may require significant cash resources and may lead to a significant increase in the level of our indebtedness.

Potential future acquisitions may lead to a significant increase in the level of our indebtedness. We may enter into short- or long-term financing arrangements in connection with acquisitions which may occur from time to time. In addition, we may incur substantial non-recurring transaction costs, including break-up fees, assumption of liabilities and expenses and compensation expenses and we would likely incur similar expenses. The increased level of our consolidated indebtedness in connection with potential acquisitions may restrict our ability to raise additional capital on favorable terms, and such leverage, and any resulting liquidity or credit issues, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to the risk of failed loan deliveries, and even after a successful closing and delivery, may be required to repurchase the loan or to indemnify the investor if there is a breach of a representation or warranty made by us in connection with the sale of loans, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We bear the risk that a borrower will not close on a loan that has been pre-sold to an investor and the amount of such borrower’s rate lock deposit and any amounts recoverable from such borrower for breach of its obligations are insufficient to cover the investor’s losses. In addition, the investor may choose not to take delivery of the loan if a catastrophic change in the condition of a property occurs after we fund the loan and prior to the investor purchase date. We also have the risk of errors in loan documentation which prevent timely delivery of the loan prior to the investor purchase date. A complete failure to deliver a loan could be a default under the warehouse line used to finance the loan. No assurance can be given that we will not experience failed deliveries in the future or that any losses will not have a material adverse effect on our business, financial condition, results of operations or prospects.

We must make certain representations and warranties concerning each loan we originate for the GSEs’ and HUD’s programs or securitizations. The representations and warranties relate to our practices in the origination and servicing of the loans and the accuracy of the information being provided by it. In the event of a material breach of representations or warranties concerning a loan, even if the loan is not in default, investors could, among other things, require us to repurchase the full amount of the loan and seek indemnification for losses from it, or, for Fannie Mae DUS loans, increase the level of risk-sharing on the loan. Our obligation to repurchase the loan is independent of our risk-sharing obligations. Our ability to recover on a claim against the borrower or any other party may be contractually limited and would also be dependent, in part, upon the financial condition and liquidity of such party. Although these obligations have not had a significant impact on our results to date, significant repurchase or indemnification obligations imposed on us could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to realize the full value of the Nasdaq shares, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

On June 28, 2013, BGC Partners sold eSpeed to Nasdaq in the Nasdaq Transaction. The total consideration paid or payable by Nasdaq in the Nasdaq Transaction included an earn-out of up to 14,883,705 shares of common stock of Nasdaq to be paid ratably over 15 years after the closing of the Nasdaq Transaction, provided that Nasdaq produces at least $25 million in gross revenues for the applicable year. Up to 10,914,717 Nasdaq shares remain payable by Nasdaq under this earn-out. In connection with the separation prior to the completion of this offering, BGC will transfer to Newmark the right to receive the remainder of the Nasdaq shares. This earn-out presents market risk as the value of consideration related to the Nasdaq shares is subject to fluctuations based on the stock price of Nasdaq common stock. Therefore, if Nasdaq were to experience financial difficulties or a significant downturn, the value of the Nasdaq shares may decline and we may receive fewer or no additional Nasdaq shares pursuant to this earn-out, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Real Estate Newco may engage in a broad range of commercial real estate activities, and we will have limited influence over the selection or management of such activities.

In the BP Transaction, we acquired approximately 27% of the capital in Real Estate Newco. Cantor controls the remaining 73% of its capital and controls the general partner of Real Estate Newco, who will manage real Estate Newco. Real Estate Newco collaborates with Cantor’s significant existing real estate finance business, and may conduct activities in any real estate-related business. Accordingly, we will have limited to no influence on the selection or management of the activities conducted by Real Estate Newco, each of which may have different risks and uncertainty associated with it and that are beyond our control.

RISKS RELATED TO OUR CORPORATE AND PARTNERSHIP STRUCTURE

We are a holding company, and accordingly we are dependent upon distributions from Newmark OpCo to pay dividends, taxes and indebtedness and other expenses and to make repurchases.

We are a holding company with no direct operations, and we will be able to pay dividends, taxes and other expenses, and to make repurchases of shares our Class A common stock and purchases of Newmark Holdings limited partnership interests or other equity interests in our subsidiaries, only from our available cash on hand and funds received from distributions, loans or other payments from Newmark OpCo. Tax restrictions or elections and other legal or contractual restrictions may limit our ability to transfer funds freely from our subsidiaries. In addition, any unanticipated accounting, tax or other charges against net income could adversely affect our ability to pay dividends and to make repurchases. See also “—Liquidity is essential to our business, and insufficient liquidity could have a material adverse effect on our business, financial condition, results of operations and prospects.”

We may not pay a dividend and may not pay the same dividend paid by Newmark OpCo to its equity holders.

We currently intend to pay dividends on a quarterly basis. Our ability to pay dividends is dependent upon on our available cash on hand and funds received from distributions, loans or other payments from Newmark OpCo. Newmark OpCo intends to distribute to its limited partners, including us, on a pro rata and quarterly basis, cash in an amount that will be determined by Newmark Holdings, its general partner, of which we are the general partner. Newmark OpCo’s ability, and in turn our ability, to make such distributions will depend upon the continuing profitability and strategic and operating needs of our business. We may not pay the same dividend to our shares as the dividend paid by Newmark OpCo to its limited partners.

We may also repurchase shares of our common stock or purchase Newmark Holdings limited partnership interests or other equity interests in our subsidiaries, including from BGC Partners, Cantor or our executive officers, other employees, partners and others, or cease to make such repurchases or purchases, from time to time. In addition, from time to time, we may reinvest all or a portion of the distributions we receive in Newmark OpCo’s business. Accordingly, there can be no assurance that future dividends will be paid or that dividend amounts will be maintained at current or future levels. See “Dividend Policy.”

If our dividend policy is materially different than the distribution policy of Newmark Holdings, upon the exchange of any Newmark Holdings limited partnership interests, such exchanging Newmark Holdings limited partners could receive a disproportionate interest in the aggregate distributions by Newmark OpCo that have not been distributed by us.

To the extent Newmark Holdings distributes to its limited partners a greater share of income received from Newmark OpCo than we distribute to our stockholders, then as founding/working partners, limited partnership unit holders and/or Cantor exercises any exchange right to acquire our Class A common stock or Class B common stock, as applicable, exchanging partners may receive a disproportionate interest in the aggregate distributions by Newmark OpCo that have not been distributed by us. The reason is that the exchanging partner could receive both (1) the benefit of the distribution from Newmark OpCo to Newmark Holdings (in the form of a distribution by Newmark Holdings to its limited partners) and (2) the benefit of the distribution from Newmark OpCo to us (in the form of a subsequent cash dividend paid by us, a repurchase of Class A common stock by us or a greater value of assets following a purchase of assets by us with the cash that otherwise would be distributed to our stockholders). Consequently, if our dividend policy does not match the distribution policy of Newmark Holdings, holders of our Class A common stock and Class B common stock as of the date of an exchange could experience a reduction in their interest in the profits previously distributed by Newmark OpCo that have not been distributed by us. Although we expect to use the same principles to calculate our dividend payments as Newmark Holdings will use to calculate its distributions, such that our dividend payments and Newmark Holdings’ distributions will remain proportionate, our dividend policy could result in distributions to our common stockholders that are different from the distributions made by Newmark Holdings to its unit holders.

Because our voting control is concentrated among the holders of our Class B common stock, the market price of our Class A common stock may be materially adversely affected by its disparate voting rights.

The holders of our Class A common stock and Class B common stock will have substantially identical rights, except that holders of Class A common stock will be entitled to one vote per share, while holders of Class B common stock will be entitled to 10 votes per share on all matters to be voted on by stockholders in general.

BGC Partners will hold                 shares of our Class A common stock after this offering representing approximately     % of our outstanding Class A common stock, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of our Class A common stock representing approximately     % of our outstanding Class A common stock, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. In addition, as of immediately after the offering, BGC Partners will hold                 shares of our Class B common stock representing all of the outstanding shares of our Class B common stock. Together, the shares of Class A common stock and Class B common stock held by BGC Partners after this offering will represent approximately     % of our voting power, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and approximately     % of our voting power, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. Upon the completion of the distribution, Cantor (including CFGM) will beneficially own all of the outstanding shares of our Class B common stock, representing approximately     % of the voting power of our outstanding common stock. In addition, Cantor will have the right to exchange exchangeable partnership interests in Newmark Holdings into additional shares of Class A or Class B common stock, and pursuant to an exchange agreement with us, BGC Partners, Cantor, CFGM and other Cantor affiliates entitled to hold Class B common stock under our certificate of incorporation will have the right to exchange from time to time, on a one-to-one basis, subject to adjustment, shares of our Class A common stock now owned or subsequently acquired by such persons for shares of our Class B common stock, up to the number of shares of Class B common stock that are authorized but unissued under our certificate of incorporation. Prior to the distribution, however, without the prior consent of BGC Partners, the Cantor entities may not exchange such shares of our Class A common stock into shares of our Class B common stock.

As long as BGC Partners or, after the distribution, Cantor, beneficially owns a majority of our total voting power, it will have the ability, without the consent of the other holders of our Class A common stock, to elect all of the members of our board of directors and to control our management and affairs. In addition, it will be able to determine the outcome of matters submitted to a vote of our stockholders for approval and will be able to cause or prevent a change of control of us. In certain circumstances, the shares of Class B common stock issued to BGC Partners or, after the distribution, Cantor, may be transferred without conversion to Class A common stock, such as when the shares are transferred to an entity controlled by Cantor, BGC Partners or Mr. Lutnick.

The Class B common stock is controlled by BGC Partners or, after the distribution, will be controlled by Cantor, and will not be subject to conversion or redemption by us. Furthermore, the Class B common stock will only be issuable to Cantor, BGC Partners, Mr. Lutnick or certain persons or entities controlled by them. The difference in the voting rights of Class B common stock could adversely affect the market price of our Class A common stock.

Delaware law may protect decisions of our board of directors that have a different effect on holders of our Class A common stock and Class B common stock.

Stockholders may not be able to challenge decisions that have an adverse effect upon holders of our Class A common stock compared to holders of our Class B common stock if our board of directors acts in a disinterested, informed manner with respect to these decisions, in good faith and in the belief that it is acting in the best interests of our stockholders. Delaware law generally provides that a board of directors owes an equal duty to all stockholders, regardless of class or series, and does not have separate or additional duties to different groups of stockholders, subject to applicable provisions set forth in a corporation’s certificate of incorporation and general principles of corporate law and fiduciary duties.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

If BGC Partners, Cantor, we or any of our subsidiaries were deemed an “investment company” under the Investment Company Act of 1940 (which we refer to as the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could materially adversely affect our business, financial condition, results of operations and prospects.

If BGC Partners before the distribution, or Cantor after the distribution, ceases to hold a majority of our voting power, its interest in us could be deemed an investment security under the Investment Company Act. If we were to cease participation in the management of Newmark Holdings (or if Newmark Holdings, in turn, were to cease participation in the management of Newmark OpCo) or be deemed not to have a majority of the voting power of Newmark Holdings (or if Newmark Holdings, in turn, were deemed not to have a majority of the voting power of Newmark OpCo), our interests in Newmark Holdings or Newmark OpCo could be deemed an “investment security” for purposes of the Investment Company Act. If Newmark Holdings ceased to participate in the management of Newmark OpCo or were deemed not to have a majority of the voting power of Newmark OpCo, its interest in Newmark OpCo could be deemed an “investment security” for purposes of the Investment Company Act.

Generally, an entity is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. A determination that we hold more than 40% of our assets in investment securities could result in us being an investment company under the Investment Company Act and becoming subject to registration and other requirements of the Investment Company Act.

We expect to take all legally permissible action to avoid being deemed an investment company under the Investment Company Act, but no assurance can be given that this event will not occur.

The Investment Company Act and the rules thereunder contain detailed prescriptions for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, limit the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. If anything were to happen that would cause BGC Partners, Cantor, us or Newmark Holdings to be deemed to be an investment company under the Investment Company Act, the Investment Company Act would limit our or its capital structure, ability to transact business with affiliates (including BGC Partners, Cantor, Newmark Holdings or Newmark OpCo, as the case may be) and ability to compensate key employees. Therefore, if BGC Partners, Cantor, we or Newmark Holdings became subject to the Investment Company Act, it could make it impractical to continue our business in this corporate structure, impair agreements and arrangements and impair the transactions contemplated by those agreements and arrangements, between and among BGC Partners, Cantor, us, Newmark Holdings and Newmark OpCo, or any combination thereof, and materially adversely affect our business, financial condition, results of operations and prospects.

RISKS RELATED TO THIS OFFERING, OWNERSHIP OF OUR CLASS A COMMON STOCK AND OUR STATUS AS A PUBLIC COMPANY

A sufficiently active trading market for our Class A common stock may not develop or be maintained, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our Class A common stock. Although we have applied to list our Class A common stock on the NASDAQ Global Select Market, a sufficiently active trading market for our shares may never develop or be sustained following this offering. In addition, we cannot assure you as to the liquidity of any such market that may develop or the price that our stockholders may obtain for their shares of our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our Class A common stock after this offering. In the absence of a sufficiently active trading market for our Class A common stock, investors may not be able to sell their Class A common stock at or above the initial public offering price or at the time that they would like to sell. As a result, you could lose all or part of your investment.

The market price of our Class A common stock may be volatile, which could cause the value of an investment in our Class A common stock to decline.

The market price of our Class A common stock may fluctuate substantially due to a variety of factors, including:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our results of operations;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or estimates or our ability to meet those estimates;

•	the prospects of our competition and of the commercial real estate market in general;

•	changes in general valuations for companies in our industry; and

•	changes in business, legal or regulatory conditions, or other general economic or market conditions and overall market fluctuations.

In particular, the realization of any of the risks described in these “Risk Factors” or under “Special Note Regarding Forward-Looking Statements” could have a material adverse impact on the market price of our Class A common stock in the future and cause the value of your investment to decline. In addition, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our Class A common stock.

In the past, stockholders of other companies have sometimes instituted securities class action litigation against issuers following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and our other resources and could have a material adverse effect on our business, financial condition, results of operations and prospects. There is no assurance that such a suit will not be brought against us.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) and the NASDAQ Stock Market. Prior to the completion of this offering, these costs have been incurred by BGC Partners on a consolidated basis. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect the rules and regulations associated with being a public company to result in substantial legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept constraints on policy limits and coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention.

If we fail to implement and maintain an effective internal control environment, our operations, reputation and stock price could suffer, we may need to restate our financial statements and we may be delayed in or prevented from accessing the capital markets.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first full fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal controls over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the internal controls. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As such, we could lose investor confidence in the accuracy and completeness of our financial reports, which may have a material adverse effect on our reputation and stock price.

Our ability to identify and remediate any material weaknesses in our internal controls could affect our ability to prepare financial reports in a timely manner, control our policies, procedures, operations and assets, assess and manage our operational, regulatory and financial risks, and integrate our acquired businesses. Similarly, we need to effectively manage any growth that we achieve in such a way as to ensure continuing compliance with all applicable internal control, financial reporting and legal and regulatory requirements. Any failures to ensure full compliance with internal control and financial reporting requirements could result in restatement, delay or prevent us from accessing the capital markets and harm our reputation and the market price for our Class A common stock.

We are an emerging growth company and as a result have certain reduced disclosure requirements.

We are an emerging growth company, as defined in the JOBS Act. As an emerging growth company, we are not required to disclose certain executive compensation information in this prospectus pursuant to the JOBS Act. We also are required to present only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus. We expect that our revenues for 2017 will be in excess of $1.07 billion. As a result, we expect that we will cease to qualify as an emerging growth company after the completion of this offering and will no longer be eligible for the exemptions from disclosure provided to an emerging growth company.

We will be a “controlled company” within the meaning of the NASDAQ Stock Market rules and we will qualify for exemptions from certain corporate governance requirements. We do not currently expect or intend to rely on any of these exemptions, but there is no assurance that we will not rely on these exemptions in the future.

Because BGC Partners will control more than a majority of the voting power of our common stock following this offering, we will be a “controlled company” within the meaning of the NASDAQ Stock Market rules. Under these rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•	the requirement that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

•	the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We do not currently expect or intend to rely on any of these exemptions, but there is no assurance that we will not rely on these exemptions in the future. If we were to utilize some or all of these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ Stock Market rules regarding corporate governance.

Future sales of shares of Class A common stock, including in this offering, could adversely affect the market price of our Class A common stock. Our stockholders could be diluted by such future sales and be further diluted upon exchange of Newmark Holdings limited partnership interests into our common stock and upon issuance of additional Newmark OpCo limited partnership interests to Newmark Holdings as a result of future issuances of Newmark Holdings limited partnership interests.

Future sales of our shares could adversely affect the market price of our Class A common stock. If our existing stockholders sell a large number of shares, or if we issue a large number of shares of our common stock in connection with future acquisitions, strategic alliances, third-party investments and private placements or otherwise, such as this offering, the market price of our Class A common stock could decline significantly. Moreover, the perception in the public market that these stockholders might sell shares could depress the market price of our Class A common stock.

BGC Partners will hold                 shares of our Class A common stock after this offering representing approximately     % of our outstanding Class A common stock, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of our Class A common stock representing approximately     % of our outstanding Class A common stock, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. In addition, as of immediately after the offering, BGC Partners will hold                 shares of our Class B common stock representing all of the outstanding shares of our Class B common stock. Together, the shares of Class A common stock and Class B common stock held by BGC Partners after this offering will represent approximately     % of our voting power, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and approximately     % of our voting power, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. BGC Partners has advised us that it currently expects to pursue a distribution to its stockholders of all of the shares of our common stock that it will own upon the completion of this offering in a manner that is intended to qualify as tax-free for U.S. federal income tax purposes. The determination of whether, when and how to proceed with any such distribution is entirely within the discretion of BGC Partners. The shares of our common stock that BGC Partners will own upon the completion of this offering will be subject to the 180-day “lock-up” period contained in the underwriting agreement for this offering. See “Underwriting (Conflicts of Interest).” If the distribution occurs, the distributed shares of Class A common stock would be eligible for immediate resale in the public market, except for those held by Cantor and other affiliates of ours, which distributed shares could be sold pursuant to a registered offering or pursuant to an exemption under the

Securities Act. We are unable to predict whether significant amounts of our Class A common stock will be sold in the open market in anticipation of, or following, the distribution. Any potential sale, disposition or distribution of our Class A common stock, or the perception that such sale, disposition or distribution could occur, could adversely affect prevailing market prices for our Class A common stock.

Even if BGC Partners does not distribute the shares of our common stock that it will own upon the completion of this offering by means of the distribution, BGC Partners may sell all or a portion of such shares to the public or in one or more private transactions after the expiration of the “lock-up” period (which is 180 days after completion of this offering) contained in the agreement with the underwriters and described under “Underwriting (Conflicts of Interest).” We have entered into a registration rights agreement with BGC Partners and Cantor that grants them registration rights to facilitate their sale of shares of our Class A common stock in the market. Any sale or distribution, or expectations in the market of a possible sale or distribution, by BGC Partners or Cantor of all or a portion of our shares of Class A common stock through the distribution, in a registered offering, pursuant to an exemption under the Securities Act or otherwise could depress or reduce the market price for our Class A common stock or cause our shares to trade below the prices at which they would otherwise trade.

Moreover, the shares of our Class A common stock sold in this offering will be freely tradable without restriction, except for any shares acquired by an affiliate of ours, which shares can be sold under Rule 144 under the Securities Act, subject to various volume and other limitations. Subject to certain limited exceptions, we, our executive officers and directors and BGC Partners have agreed with the underwriters not to sell, dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock without the prior written consent of the representatives of the underwriters for the period ending 180 days after the date of this prospectus. After the expiration of the 180-day “lock up” period, our executive officers and directors and BGC Partners could dispose of all or any part of their shares of our Class A common stock through a public offering, sales under Rule 144 or other transactions.

After the completion of this offering, we expect to register under the Securities Act,                 shares of Class A common stock, which are reserved for issuance upon exercise of options, restricted stock and other equity awards granted under our Long-Term Incentive Plan (which we refer to as the “Equity Plan”). These shares can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. We may in the future register additional shares of Class A common stock under the Securities Act that become reserved for issuance under other equity incentive plans.

In addition, immediately following this offering, there will be outstanding                 limited partnership interests of Newmark Holdings. Such limited partnership interests will be exchangeable with us for shares of our common stock on a one-for-one basis (subject to customary anti-dilution adjustments) in accordance with the terms of the Newmark Holdings limited partnership agreement, provided that BGC Partners’ prior consent will be required to effect any such exchanges prior to the distribution. Shares of Class A common stock issued upon such exchange would be eligible for resale in the public market. See “Certain Relationships and Related-Party Transactions—Amended and Restated Newmark Holdings Limited Partnership Agreement—Exchanges.”

We may register for resale the shares of our Class A common stock for which the Newmark Holdings limited partnership interests are exchangeable. In light of the number of shares of our common stock issuable in connection with the full exchange of the Newmark Holdings exchangeable limited partnership interests, the price of our Class A common stock may decrease and our ability to raise capital through the issuance of equity securities may be adversely impacted as these exchanges occur and any transfer restrictions lapse.

Any such potential sale, disposition or distribution of our common stock, or the perception that such sale, disposition or distribution could occur, could adversely affect prevailing market prices for our Class A common stock.

Delaware law, our corporate organizational documents and other requirements may impose various impediments to the ability of a third party to acquire control of us, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware General Corporation Law (which we refer to as the “DGCL”) our certificate of incorporation and our amended and restated bylaws (which we refer to as our “bylaws”) impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our Class A stockholders.

These provisions, summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the initiator of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Our bylaws will provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board of directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which will be held by BGC Partners before the distribution and by Cantor and CFGM after the distribution. In addition, our certificate of incorporation will permit us to issue “blank check” preferred stock.

Our bylaws will require advance written notice prior to a meeting of our stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to the date of such proxy statement or the 10th day following the day on which public announcement of the date of such meeting is first made by us. Our bylaws will provide that all amendments to our bylaws must be approved by either the holders of a majority of the voting power of all of our outstanding capital stock entitled to vote or by a majority of our board of directors.

We currently intend to elect in our certificate of incorporation not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date on which the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in accordance with Section 203. Accordingly, we are not subject to the anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that each of Cantor and BGC Partners and their respective successors and affiliates and certain of their direct transferees will not be deemed to be “interested stockholders,” and accordingly will not be subject to such restrictions.

Further, our Equity Plan contains provisions pursuant to which grants that are unexercisable or unvested may automatically become exercisable or vested as of the date immediately prior to certain change of control events. Additionally, change in control and employment agreements between us and our named executive officers also provide for certain grants, payments and grants of exchangeability in the event of certain change of control events.

The foregoing factors, as well as the significant common stock ownership by BGC Partners before the distribution and Cantor after the distribution, including shares of our Class B common stock, and rights to acquire additional such shares, and the provisions of any debt agreements could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our Class A common stock that could result in a premium over the market price for shares of Class A common stock.

Our certificate of incorporation will provide that a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) shall be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim for or based on a breach of duty or obligation owed by any current or former director, officer, employee or agent of ours to us or to our stockholders, including any claim alleging the aiding and abetting of such a breach; any action asserting a claim against us or any current or former director, officer, employee or agent of ours arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

RISKS RELATED TO THE SEPARATION AND THE DISTRIBUTION

We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Our historical and pro forma financial information included in this prospectus is derived from the combined financial statements and accounting records of BGC Partners. Accordingly, the historical and pro forma financial information included herein does not necessarily reflect the results of operations, financial position and cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to the separation, our business has been operated by BGC Partners as part of its broader corporate organization, rather than as an independent company. BGC Partners or one of its affiliates has performed various corporate functions for us, including legal services, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including internal audit and compliance with the Sarbanes-Oxley Act) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from BGC Partners for these and similar functions. These allocations are likely less than the comparable expenses we believe we would have incurred had we operated as a separate public company.

•

Currently, our business is integrated with the other businesses of BGC Partners. Historically, we have shared economies of scale in costs, employees and vendor relationships. While we will enter into transitional arrangements that will govern certain commercial and other relationships between BGC

Partners and us after the separation, those transitional arrangements may not fully capture the benefits our business has enjoyed as a result of being integrated with the other businesses of BGC Partners. The loss of these benefits could have an adverse effect on our business, financial condition, results of operations and prospects following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the enterprise-wide cash management policies of BGC Partners. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	Following the completion of the separation, the cost of capital for our business may be higher than BGC Partners’ cost of capital prior to the separation.

The pro forma financial information included in this prospectus includes adjustments based upon available information we believe to be reasonable. However, the assumptions may change and actual results may differ. In addition, we have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a public company separate from BGC Partners. The adjustments and allocations we have made in preparing our historical and pro forma financial statements may not appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity, or what the actual effect of our separation from BGC Partners will be. For additional information about the presentation of our historical and pro forma financial information included in this prospectus, see “Selected Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Data.”

We may experience increased costs resulting from a decrease in the purchasing power as a result of our separation from BGC Partners.

Historically, we have been able to take advantage of BGC Partners’ size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. As a separate public company, we will be a smaller and less diversified company than BGC Partners, and we may not have access to financial and other resources comparable to those available to BGC Partners prior to this offering. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to this offering, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience difficulty in separating our assets and resources from BGC Partners.

We may face difficulty in separating our assets from BGC Partners’ assets and integrating newly acquired assets into our business. Our business, financial condition, results of operations and prospects could be harmed if we incur unexpected costs in separating our assets from BGC Partners’ assets or integrating newly acquired assets. We do not expect to face this difficulty, but there can be no assurance that we will not.

The separation may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. These benefits include the following:

•	improving strategic planning, increasing management focus and streamlining decision-making by providing the flexibility to implement our strategic plan and to respond more effectively to different client needs and the changing economic environment;

•	allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, as well as resolving the current competition for capital among BGC Partners’ businesses;

•	creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our Class A common stock; and

•	facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

We may not achieve the anticipated benefits for a variety of reasons. There also can be no assurance that the separation will not adversely affect our business.

There is no assurance that the distribution will occur. If the distribution does not occur, our business and common stock may suffer.

BGC Partners will hold                 shares of our Class A common stock after this offering representing approximately     % of our outstanding Class A common stock, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of our Class A common stock representing approximately     % of our outstanding Class A common stock, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. In addition, as of immediately after the offering, BGC Partners will hold                 shares of our Class B common stock representing all of the outstanding shares of our Class B common stock. BGC Partners has advised us that it currently expects to pursue a distribution to its stockholders of all of the shares of our common stock that it will own upon the completion of this offering in a manner that is intended to qualify as tax-free for U.S. federal income tax purposes. The shares of our common stock that BGC Partners will own upon the completion of this offering will be subject to the 180-day “lock-up” period contained in the underwriting agreement for this offering. See “Underwriting (Conflicts of Interest).” Further, there is no assurance that BGC Partners will complete the distribution. The distribution is subject to a number of conditions, and even though BGC Partners may distribute those shares in a tax-efficient manner to the stockholders of BGC Partners, BGC Partners may determine not to proceed with the distribution if the BGC Partners board of directors determines, in its sole discretion, that the distribution is not in the best interest of BGC Partners and its stockholders. Accordingly, the distribution may not occur on the expected timeframe, or at all.

If the distribution does not occur, we may not be able to obtain some of the benefits that we expect as a result of the distribution, including greater strategic focus, increased agility and speed and the other benefits. The separation and the distribution will permit us to build a management team that can focus solely on our strategic initiatives and future growth.

If, following the completion of the distribution, there is a determination that the distribution is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the tax opinion with respect to the distribution are incorrect or for any other reason, then BGC Partners and its stockholders could incur significant U.S. federal income tax liabilities, and we could incur significant liabilities.

It is a condition to the distribution that BGC Partners receive an opinion of Wachtell, Lipton, Rosen & Katz, outside counsel to BGC Partners, to the effect that the distribution, together with certain related transactions, will qualify as a transaction that is described in Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. The opinion will rely on certain facts, assumptions, representations and undertakings from BGC Partners and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, BGC Partners and its stockholders may not be able to rely on the opinion of tax counsel. Moreover, notwithstanding this opinion of counsel, the IRS could determine on audit that the separation or the distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the stock ownership of BGC Partners or us after the separation or distribution. If the separation or distribution is determined to be taxable for U.S. federal income tax purposes, BGC Partners and its stockholders could incur significant U.S. federal income tax liabilities and we may be required to indemnify BGC Partners for all or a portion of any such tax liabilities under the tax matters agreement. Any such liabilities could be substantial, and could have a material adverse effect on our business, financial condition, results of operations and prospects. For a description of the sharing of such liabilities between BGC Partners and us, see “Certain Relationships and Related-Party Transactions—Tax Matters Agreement.”

We may not be able to execute transactions that are outside of Treasury Regulations safe harbors.

Under current law, a spin-off can be rendered taxable to the parent corporation and its stockholders as a result of certain post-spin-off acquisitions of shares or assets of the spun-off corporation. For example, a spin-off may result in taxable gain to the parent corporation under Section 355(e) of the Code if the spin-off were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in the spun-off corporation. To preserve the tax-free treatment of the separation and the distribution, and in addition to our other indemnity obligations, the tax matters agreement between us and BGC Partners will restrict us, for the two-year period following the distribution, except in specific circumstances, from: (i) entering into any transaction pursuant to which all or a portion of the shares of our common stock would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds, (iii) repurchasing shares of our common stock other than in certain open-market transactions, and (iv) ceasing to actively conduct certain of our businesses. The tax matters agreement will also prohibit us from taking or failing to take any other action that would prevent the distribution and certain related transactions from qualifying as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. In the absence of the availability of a safe harbor under applicable Treasury Regulations, these restrictions may limit our ability to pursue strategic transactions, equity issuances or repurchases or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. Current Treasury Regulations allow for a number of safe harbors. For more information, see “Certain Relationships and Related-Party Transactions—Tax Matters Agreement.”

RISKS RELATED TO OUR RELATIONSHIP WITH BGC PARTNERS, CANTOR AND THEIR RESPECTIVE AFFILIATES

Upon the completion of this offering, we will be controlled by BGC Partners (which is controlled by Cantor). Upon completion of the distribution, we will be controlled by Cantor. BGC Partners’ and Cantor’s respective interests may conflict with our interests, and BGC Partners and Cantor may exercise their control in a way that favors their respective interests to our detriment.

BGC Partners will hold                 shares of our Class A common stock after this offering representing approximately     % of our outstanding Class A common stock, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of our Class A common stock representing approximately     % of our outstanding Class A common stock, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. In addition, as of immediately after the offering, BGC Partners will hold                 shares of our Class B common stock representing all of the outstanding shares of our Class B common stock. Together, the shares of Class A common stock and Class B common stock held by BGC Partners after this offering will represent approximately     % of our voting power, assuming that the underwriters do not exercise their option to purchase

additional shares of Class A common stock in this offering, and approximately     % of our voting power, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. BGC Partners is controlled by Cantor. If the distribution occurs, Cantor will beneficially own                 shares of our Class A common stock, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of our Class A common stock representing approximately     % of our outstanding Class A common stock, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering, and all of the outstanding shares of our Class B common stock, together representing approximately     % of our voting power, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and approximately     % of our voting power, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering.

As a result, upon completion of this offering, BGC Partners directly through its ownership of shares of our Class A common stock and Class B common stock, and Cantor indirectly through its control of BGC Partners, will each be able to exercise control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions, as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our Class A common stock and Class B common stock or other securities. BGC Partners’ voting power, prior to the completion of the distribution, and Cantor’s voting power, indirectly prior to the completion of the distribution and directly after the completion of the distribution, may also have the effect of delaying or preventing a change of control of us.

BGC Partners’ and Cantor’s ability to exercise control over us could create or appear to create potential conflicts of interest. Conflicts of interest may arise between us and each of BGC Partners and Cantor in a number of areas relating to our past and ongoing relationships, including:

•	potential acquisitions and dispositions of businesses;

•	the issuance or disposition of securities by us;

•	the election of new or additional directors to our board of directors;

•	the payment of dividends by us (if any), distribution of profits by Newmark OpCo and/or Newmark Holdings and repurchases of shares of our Class A common stock or purchases of Newmark Holdings limited partnership interests or other equity interests in our subsidiaries, including from BGC Partners, Cantor or our executive officers, other employees, partners and others;

•	business operations or business opportunities of ours and BGC Partners’ or Cantor’s that would compete with the other party’s business opportunities;

•	intellectual property matters;

•	business combinations involving us; and

•	the nature, quality and pricing of administrative services and transition services to be provided to or by BGC Partners or Cantor or their respective affiliates.

Potential conflicts of interest could also arise if we decide to enter into any new commercial arrangements with BGC Partners or Cantor in the future or in connection with BGC Partners’ or Cantor’s desire to enter into new commercial arrangements with third parties.

We also expect each of BGC Partners and Cantor to manage its respective ownership of us so that it will not be deemed to be an investment company under the Investment Company Act, including by maintaining its voting power in us above a majority absent an applicable exemption from the Investment Company Act. This may result in conflicts with us, including those relating to acquisitions or offerings by us involving issuances of shares of our Class A common stock, or securities convertible or exchangeable into shares of Class A common stock, that would dilute BGC Partners’ or Cantor’s voting power in us.

In addition, each of BGC Partners and Cantor has from time to time in the past and may in the future consider possible strategic realignments of its own businesses and/or of the relationships that exist between and among BGC Partners and/or Cantor and their other respective affiliates and us. Any future material related-party transaction or arrangement between BGC Partners and/or Cantor and their other respective affiliates and us is subject to the prior approval by our audit committee, but generally does not require the separate approval of our stockholders, and if such stockholder approval is required, BGC Partners and/or Cantor may retain sufficient voting power to provide any such requisite approval without the affirmative consent of our other stockholders. Further, our regulators may require the consolidation, for regulatory purposes, of BGC Partners, Cantor and/or their other respective affiliates and us or require other restructuring of the group. There is no assurance that such consolidation or restructuring would not result in a material expense or disruption to our business.

Cantor has existing real estate-related businesses, and Newmark and Cantor will be partners in a real estate-related joint venture, Real Estate Newco. While these businesses do not currently compete with Newmark, it is possible that, in the future, real estate-related opportunities in which Newmark would be interested may also be pursued by Cantor and/or Real Estate Newco. For example, Cantor’s commercial lending business has historically offered conduit loans to the multifamily market. While conduit loans have certain key differences versus multifamily agency loans, such as those offered by Berkeley Point, there can be no assurance that Cantor’s and/or Real Estate Newco’s lending businesses will not seek to offer multifamily loans to our existing and potential multifamily customer base.

Moreover, the service of officers or partners of BGC Partners or Cantor as our executive officers and directors, and those persons’ ownership interests in and payments from BGC Partners or Cantor and their respective affiliates, could create conflicts of interest when we and those directors or executive officers are faced with decisions that could have different implications for us and them.

Our agreements and other arrangements with BGC Partners and Cantor, including the separation and distribution agreement, may be amended upon agreement of the parties to those agreements and approval of our audit committee. During the time that we are controlled by BGC Partners and/or Cantor, BGC Partners and/or Cantor may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts, and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

In order to address potential conflicts of interest between or among BGC Partners, Cantor and their respective representatives and us, our certificate of incorporation will contain provisions regulating and defining the conduct of our affairs as they may involve BGC Partners and/or Cantor and their respective representatives, and our powers, rights, duties and liabilities and those of our representatives in connection therewith. Our certificate of incorporation provides that, to the greatest extent permitted by law, no Cantor Company or BGC Partners Company, each as defined in our certificate of incorporation, or any of the representatives, as defined in our certificate of incorporation, of a Cantor Company or BGC Partners Company will, in its capacity as our stockholder or representative thereof, owe or be liable for breach of any fiduciary duty to us or any of our stockholders. In addition, to the greatest extent permitted by law, none of any Cantor Company, BGC Partners Company or any of their respective representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us or our representatives or doing business with any of our or our representatives’ clients or customers. If any Cantor Company, BGC Partners Company or any of their respective representatives acquires knowledge of a potential transaction or matter that may be a corporate opportunity (as defined in our certificate of incorporation) for any such person, on the one hand, and us or any of our representatives, on the other hand, such person will have no duty to communicate or offer such corporate opportunity to us or any of our representatives, and will not be liable to us, any of our stockholders or any of our representatives for breach of any fiduciary duty by reason of the fact that they pursue or acquire such corporate opportunity for themselves, direct such corporate opportunity to another person or do not present such corporate opportunity to us or any of our representatives, subject to the requirement described in the following sentence. If a third party presents a corporate opportunity to a person who is both our representative and a representative of a

BGC Partners Company and/or a Cantor Company, expressly and solely in such person’s capacity as our representative, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as our representative with respect to such corporate opportunity, provided that any BGC Partners Company, any Cantor Company or any of their respective representatives may pursue such corporate opportunity if we decide not to pursue such corporate opportunity.

The corporate opportunity policy that is included in our certificate of incorporation is designed to resolve potential conflicts of interest between us and our representatives and BGC Partners, Cantor and their respective representatives. The Newmark Holdings limited partnership agreement contains similar provisions with respect to us and/or BGC Partners and Cantor and each of our respective representatives, and the Newmark OpCo limited partnership agreement will contain similar provisions with respect to us and/or Newmark Holdings and each of our respective representatives. This policy, however, could make it easier for BGC Partners or Cantor to compete with us. If BGC Partners or Cantor competes with us, it could materially harm our business, financial condition, results of operations and prospects.

See “Certain Relationships and Related-Party Transactions—Potential Conflicts of Interest and Competition with BGC Partners and Cantor.”

Mr. Lutnick will have actual or potential conflicts of interest because of his positions with BGC Partners and/or Cantor.

Upon completion of this offering, Mr. Lutnick will continue to serve as Chairman of the Board and Chief Executive Officer of BGC Partners, and as Chairman of the Board and Chief Executive Officer of Cantor. In addition, Mr. Lutnick will own BGC Partners common stock, options to purchase BGC Partners common stock, other BGC Partners’ equity awards or partnership interests in BGC Holdings, or equity interests in Cantor. These interests may be significant compared to his total assets. His positions at BGC Partners and/or Cantor and the ownership of any such equity or equity awards create, or may create the appearance of, conflicts of interest when he is faced with decisions that could have different implications for BGC Partners or Cantor than the decisions have for us.

Agreements between us and BGC Partners and/or Cantor are between related parties, and the terms of these agreements may be less favorable to us than those that we could negotiate with third parties and may subject us to litigation.

Our relationship with BGC Partners and/or Cantor may result in agreements with BGC Partners and/or Cantor that are between related parties. For example, we will provide to and receive from Cantor and BGC Partners and their respective affiliates various administrative services and transition services, respectively. As a result, the prices charged to us or by us for services provided under agreements with BGC Partners and Cantor may be higher or lower than prices that may be charged by third parties, and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties. Any future material related-party transaction or arrangement between us and BGC Partners and/or Cantor is subject to the prior approval by our audit committee, but generally does not require the separate approval of our stockholders, and if such stockholder approval were required, BGC Partners and/or Cantor may retain sufficient voting power to provide any such requisite approval without the affirmative consent of our other stockholders. These related-party relationships may also from time to time subject us to litigation.

We will be controlled by BGC Partners, which is controlled by Cantor. Cantor controls its wholly owned subsidiary, CF&Co, which is an underwriter of this offering and may provide us with additional investment banking services. In addition, Cantor, CF&Co and their affiliates may provide us with advice and services from time to time.

We will be controlled by BGC Partners, which is controlled by Cantor. Cantor, in turn, controls its wholly owned subsidiary, CF&Co, which is an underwriter of this offering. Pursuant to the underwriting agreement, we will pay CF&Co                 % of the gross proceeds from the sale of shares of our Class A common stock. In addition, Cantor, CF&Co and their affiliates may provide investment banking services to us and our affiliates, including acting as our financial advisor in connection with business combinations, dispositions or other transactions, and placing or recommending to us various investments, stock loans or cash management vehicles. They would receive customary fees and commissions for these services. They may also receive brokerage and market data and analytics products and services from us and our respective affiliates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements.

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to:

•	our relationship with Cantor, BGC Partners and their respective affiliates and any related conflicts of interest, competition for and retention of brokers and other managers and key employees;

•	the timing of the distribution and whether the distribution will occur at all;

•	pricing, commissions and fees, and market position with respect to any of our products and services and those of our competitors;

•	the effect of industry concentration and reorganization, reduction of customers and consolidation;

•	market conditions, including trading volume and volatility, potential deterioration of equity and debt capital markets for commercial real estate and related services, and our ability to access the capital markets;

•	risks associated with the integration of acquired businesses with our other businesses;

•	risks related to changes in our relationships with the GSEs and HUD, changes in prevailing interest rates and the risk of loss in connection with loan defaults;

•	economic or geopolitical conditions or uncertainties, the actions of governments or central banks, and the impact of terrorist acts, acts of war or other violence or unrest, as well as natural disasters or weather-related or similar events (including Hurricane Harvey);

•	the effect on our business, our clients, the markets in which we operate, and the economy in general of possible shutdowns of the U.S. government, sequestrations, uncertainties regarding the debt ceiling and the federal budget, and other potential political policies and impasses;

•	the regulation of our businesses, changes in regulation relating to commercial real estate and other industries, and risks relating to compliance matters;

•	factors related to specific transactions or series of transactions as well as counterparty failure;

•	the costs and expenses of developing, maintaining and protecting intellectual property, including judgments or settlements paid or received in connection with intellectual property, or employment or other litigation and their related costs;

•	certain financial risks, including the possibility of future losses and negative cash flow from operations, risks of obtaining financing and risks of the resulting leverage, as well as interest and currency rate fluctuations;

•	the ability to enter new markets or develop new products or services and to induce customers to use these products or services and to secure and maintain market share;

•	the ability to enter into marketing and strategic alliances, and other transactions, including acquisitions, dispositions, reorganizations, partnering opportunities and joint ventures, and the integration of any completed transactions;

•	our estimates or determinations of potential value with respect to various assets or portions of our business, including with respect to the accuracy of the assumptions or the valuation models or multiples used;

•	the ability to hire new personnel;

•	the ability to effectively manage any growth that may be achieved, while ensuring compliance with all applicable financial reporting, internal control, legal compliance, and regulatory requirements;

•	financial reporting, accounting and internal control factors, including identification of any material weaknesses in our internal controls and our ability to prepare historical and pro forma financial statements and reports in a timely manner;

•	the effectiveness of our risk management policies and procedures, and the impact of unexpected market moves and similar events;

•	the ability to meet expectations with respect to payment of dividends and repurchases of our common stock or purchases of Newmark Holdings limited partnership interests or other equity interests in our subsidiaries, including from BGC Partners, Cantor or our executive officers, other employees, partners and others; and

•	other factors, including those that are discussed under “Risk Factors,” to the extent applicable.

We believe that all forward-looking statements are based upon reasonable assumptions when made. However, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that accordingly you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $                 ($                 if the underwriters exercise their option to purchase additional shares in full), assuming a public offering price of $                 per share (which is the midpoint of the offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to pay $                 of the net proceeds of this offering (including the underwriters’ option to purchase additional shares) to our existing stockholder, BGC Partners, immediately upon completion of the offering in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners, and to contribute all of the remaining net proceeds to Newmark OpCo in exchange for a number of units representing Newmark OpCo limited partnership interests equal to the number of shares issued by us in this offering to generate such contributed proceeds.

Newmark OpCo intends to use the net proceeds it receives from us for various general partnership purposes, including potential strategic alliances, acquisitions, joint ventures or hires. In addition, from time to time, we have and we expect to continue to evaluate and potentially pursue possible strategic alliances, acquisitions, joint ventures or hires.

DIVIDEND POLICY

We currently intend to pay dividends on a quarterly basis. The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors. Our ability to pay dividends may also be limited by regulatory considerations as well as covenants contained in future financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Accordingly, any unanticipated accounting or other charges against net income may adversely affect our ability to declare dividends. While we intend to declare and pay dividends on a quarterly basis, there can be no assurance that our board of directors will declare dividends at all or on a regular basis or that the amount of dividend will not change. We are a holding company with no direct operations and therefore we are able to pay dividends only from our available cash on hand and funds received from distributions, loans or other payments from Newmark OpCo.

Our board of directors and our audit committee have authorized repurchases of our common stock and purchases of Newmark Holdings limited partnership interests or other equity interests in our subsidiaries of up to $                , including those held by BGC Partners, Cantor or our executive officers, other employees, partners and others, at the volume weighted average price, or at other negotiated prices, of such securities on the date on which such purchase or repurchase is made, all of which is currently available.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2017, on (1) an actual basis,(2) an actual basis recast for the BP Transaction (which we refer to as “Actual Recast”) and (3) a pro forma as adjusted basis to give effect to related party debt incurred from BGC Partners and to the issuance by us of                 shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations (Excluding Berkeley Point),” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Newmark Recast Financial Statements (Including Berkeley Point),” Newmark’s combined financial statements and related notes, and Newmark’s recast combined financial statements and related notes included elsewhere in this prospectus. The data assume that there has been no exercise, in whole or in part, of the underwriters’ option to purchase additional shares of our Class A common stock in this offering.

	As of June 30, 2017
	Actual Recast (Including Berkeley Point)	Actual	Pro Forma (as adjusted)
	(in thousands)
Cash and cash equivalents	$95,722	$34,264
Related party debt	—	—
Stockholders’ equity:
Class A common stock, par value of $0.01 per share: 0 shares authorized on an actual basis; shares authorized, shares issued and outstanding on a pro forma as adjusted basis	—	—
Class B common stock, par value of $0.01 per share: 0 shares authorized on an actual basis; shares authorized, shares issued and outstanding on a pro forma as adjusted basis	—	—
Additional paid-in-capital	719,802	460,487
Retained earnings	360,741	62,847

Total stockholders’ equity	1,080,543	523,334

Non-controlling interests	1,152	1,152

Total equity	1,081,695	524,486

Total capitalization	$1,081,695	$524,486

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after completion of this offering. Our pro forma as adjusted net tangible book value is adjusted to give effect to our incurrence of related party debt from BGC Partners and to our sale of             shares of our Class A common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, divided by the total number of pro forma shares of our common stock outstanding. As of June 30, 2017, our pro forma net tangible book value was $            , or $             per share of our common stock.

After giving effect to the incurrence of related party debt from BGC Partners and to the sale of              shares of our Class A common stock at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2017 would have been $            , or $             per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our stockholder before this offering, and an immediate dilution of $             per share to investors purchasing shares of Class A common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share as of June 30, 2017	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of Class A common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after completion of this offering

Dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares of Class A common stock in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to investors purchasing shares of Class A common stock in this offering by $            , and would increase or decrease, as applicable, dilution per share to investors purchasing shares of our Class A common stock in this offering by approximately $            , assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering would be $             per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares of Class A common stock in this offering would be $             per share of Class A common stock.

The following table sets forth, on the pro forma as adjusted basis described above as of June 30, 2017, the differences between the number of shares of Class A common stock purchased from us, the total consideration and the average price per share paid by our existing stockholder and by the investors purchasing shares of Class A common stock in this offering at the assumed initial offering public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration (in thousands)			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholder			%	$		%	$
Investors purchasing shares of Class A common stock in this offering

Total		100.0%		$	100.0%		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by investors purchasing shares of our Class A common stock in this offering and total consideration paid by all stockholders by approximately $            , assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full:

•	the number of shares of common stock held by our existing stockholder will represent approximately % of the total number of shares of our common stock outstanding immediately after completion of this offering; and

•	the number of shares held by investors purchasing shares of our Class A common stock in this offering will represent approximately % of the total number of shares of our common stock outstanding immediately after completion of this offering.

For purposes of the discussion and the tables above, the number of shares of Class A common stock that will be outstanding after this offering excludes the following shares:

•	shares of our Class A common stock reserved for issuance under the Equity Plan; and

•	shares of our Class A common stock reserved for issuance upon exchange of shares of our Class B common stock.

SELECTED COMBINED FINANCIAL DATA

The following tables summarize our historical, historical recast and pro forma combined financial data. The historical recast combined financial data includes the acquisition of Berkeley Point. The acquisition of Berkeley Point has been determined to be a combination under common control that will result in a change in the reporting entity. Accordingly, the financial results of Newmark have been retrospectively adjusted or recast. The selected combined balance sheet data as of December 31, 2015 and 2016 and statement of operations data for the years ended December 31, 2015 and 2016 are derived from our audited combined financial statements included elsewhere in this prospectus. The selected recast combined balance sheet data as of December 31, 2016 and 2015 and recast combined statement of operations data for the years ended December 31, 2016 and 2015 are derived from our audited recast financial statements included elsewhere in this prospectus. The selected combined financial data as of and for the six months ended June 30, 2017 and 2016 are derived from our unaudited interim combined financial statements included elsewhere in this prospectus. The selected recast combined financial data as of and for the six months ended June 30, 2017 and 2016 are derived from our unaudited interim recast combined financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim combined financial statements and unaudited interim recast combined financial statements include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and the operating results for these periods. Historical operating data may not be indicative of future performance. The operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ended December 31, 2017 or any other interim periods or any future year or period.

The selected combined and recast combined financial data include certain expenses of BGC Partners and Cantor that were allocated to us for certain corporate functions, including treasury, legal, accounting, insurance, information technology, payroll administration, human resources, stock incentive plans and other services. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by us during the periods presented. However, these shared expenses may not represent the amounts that we would have incurred had we operated autonomously or independently from BGC Partners and Cantor. Actual costs that would have been incurred if we had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, such as information technology and infrastructure. In addition, our selected combined financial data do not reflect changes that we expect to experience in the future as a result of our separation from BGC Partners, including changes in our cost structure, personnel needs, tax structure, capital structure, financing and business operations.

This selected combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations (Excluding Berkeley Point)” and Newmark’s combined financial statements and related notes included elsewhere in this prospectus.

	Historical (Excluding Berkeley Point)
	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015
	(in thousands)
Revenues:
Commissions	$448,837	$375,386	$859,005	$808,878
Management services and other	102,358	91,652	196,959	188,389

Total revenues	551,195	467,038	1,055,964	997,267
Expenses:
Compensation and employee benefits	402,034	341,879	771,406	753,034
Allocations of net income and grant of exchangeability to limited partnership units	34,500	23,435	72,318	142,195

Total compensation and employment benefits	436,534	365,314	843,724	895,229
Operating, administrative and other	82,694	73,213	154,868	136,428
Fees to related parties	8,657	9,841	17,731	17,951
Depreciation and amortization	8,298	6,220	13,349	16,644

Total operating expenses	536,183	454,588	1,029,672	1,066,252
Other income (losses), net
Other income (loss)	(1,097)	(1,328)	15,645	—

Total other income (losses), net	(1,097)	(1,328)	15,645	—
Income (loss) from operations	13,915	11,122	41,937	(68,985)
Interest income, net	1,830	1,510	3,358	1,450

Income (loss) before income taxes and noncontrolling interests	15,745	12,632	45,295	(67,535)
Provision (benefit) for income taxes	1,383	800	3,913	(6,767)

Net income (loss)	14,362	11,832	41,382	(60,768)
Net income (loss) attributable to noncontrolling interests	308	(564)	(1,189)	77

Net income (loss) available to BGC Partners	$14,054	$12,396	$42,571	$(60,845)

Combined Balance Sheet Data:

Cash and cash equivalents	$34,264		$33,038	$10,536
Total assets	$1,028,597		$995,491	$857,052
Total liabilities	$504,111		$491,510	$407,619
Total invested equity	$524,486		$503,981	$449,433

This selected recast combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Newmark Recast Financial Statements (Including Berkeley Point)” and Newmark’s recast combined financial statements and related notes included elsewhere in this prospectus.

	Historical Recast (Including Berkeley Point)
	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015
	(in thousands)
Revenues:
Commissions	$444,806	$373,867	$849,419	$806,931
Gains from mortgage banking activities, net	118,808	73,631	193,387	115,304
Management services, servicing fees and other	174,039	142,271	307,177	278,012

Total revenues	737,653	589,769	1,349,983	1,200,247
Expenses:
Compensation and employee benefits	453,663	378,375	849,975	816,268
Allocations of net income and grant of exchangeability to limited partnership units	34,500	23,435	72,318	142,195

Total compensation and employee benefits	488,163	401,810	922,293	958,463
Operating, administrative and other	106,786	87,682	185,343	162,316
Fees to related parties	8,885	9,841	18,010	18,471
Depreciation and amortization	41,455	37,438	72,197	71,774

Total operating expenses	645,289	536,771	1,197,843	1,211,024
Other income (losses), net
Other income (loss)	(1,308)	(1,886)	15,279	(460)

Total other income (losses), net	(1,308)	(1,886)	15,279	(460)
Income (loss) from operations	91,056	51,112	167,419	(11,237)
Interest income, net	2,515	1,756	3,786	1,867

Income (loss) before income taxes and noncontrolling interests	93,571	52,868	171,205	(9,370)
Provision (benefit) for income taxes	1,407	858	3,993	(6,644)

Net income (loss)	92,164	52,010	167,212	(2,726)
Net income (loss) attributable to noncontrolling interests	308	(564)	(1,189)	77

Net income (loss) available to BGC Partners	$91,856	$52,574	$168,401	$(2,803)

Combined Balance Sheet Data:

Cash and cash equivalents	$95,722		$66,627	$111,430
Total assets	$2,632,320		$2,534,688	$1,657,930
Total liabilities	$1,550,625		$1,550,905	$853,896
Total invested equity	$1,081,695		$983,783	$804,034

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and for the years ended December 31, 2016 and December 31, 2015, and the unaudited pro forma condensed combined balance sheet as of June 30, 2017. The unaudited pro forma condensed combined financial statements have been derived by application of pro forma adjustments to our historical combined financial statements (and not our historical recast combined financial statements) included elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheet reflects the separation as if it occurred on June 30, 2017, while the unaudited pro forma condensed combined statements of operations give effect to the separation as if it occurred on January 1, 2016, the beginning of the earliest period presented. The pro forma adjustments, described in the related notes, are based on currently available information and certain assumptions that management believes are reasonable.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the separation from BGC Partners been completed on June 30, 2017 for the unaudited pro forma condensed combined balance sheet or on January 1, 2016 for the unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of this offering.

In addition, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (which we refer to as “U.S. GAAP”) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been made solely for purposes of developing these unaudited pro forma condensed combined financial statements. Actual results could differ, perhaps materially, from these estimates and assumptions.

The unaudited pro forma condensed combined financial data reflect the impact of certain transactions, which comprise the following:

•	the separation;

•	the BP Transaction;

•	the receipt of approximately $ million in proceeds, net of underwriting discounts and commissions, from the sale of shares of our Class A common stock in this offering and the payment to BGC Partners of approximately $ million of these net proceeds in partial exchange for the contribution of assets by BGC Partners to us and/or to settle obligations of ours to BGC Partners;

•	the related party debt incurred from BGC Partners; and

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

We have operated as a business segment of BGC Partners since 2012. As a result, BGC Partners, and its parent Cantor, provide certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury and other services. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of total sales, relative percentage of headcount or specific identification. The total amount of these allocations from BGC Partners was approximately $8.9 million in the six months ended June 30, 2017, approximately $18.0 million in the year ended December 31, 2016 and approximately $18.5 million in the year ended December 31, 2015. These cost allocations are primarily reflected within fees to related parties in our combined statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Following the completion of this offering, we expect BGC Partners and Cantor to continue to provide some services related to these functions on a transitional basis for a fee. These services will be provided under the administrative services agreement with Cantor and the transition services agreement described in “Certain Relationships and Related-Party Transactions.” Upon the completion of this offering, we will assume responsibility for many standalone public company costs, including the costs of certain corporate services currently provided by BGC Partners. The unaudited pro forma condensed combined financial statements do not include such public company costs, which we currently estimate to be approximately $2.5 million during our first fiscal year as a standalone public company.

The following unaudited pro forma condensed combined financial statements and related notes should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations (Excluding Berkeley Point),” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Newmark Recast Financial Statements (Including Berkeley Point),” Newmark’s combined financial statements and related notes, and Newmark’s recast combined financial statements and related notes included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2017

(in thousands, except per share data)

		(A)	(B)		(C)	(D)	(E)
	Newmark Historical	Berkeley Point Historical Adjusted	Adjustments	Newmark Recast	Related Party Debt Financing/ Interest Expense	Separation of Partnership Interests	Tax Effect	Newmark Pro Forma
Revenues:
Commissions	$448,837	$—	$(4,031)	$444,806	—	—	—	$
Gain from mortgage banking activities, net	—	114,777	4,031	118,808	—	—	—
Management services, servicing fees and other	102,358	71,286	395	174,039	—	—	—

Total revenues	551,195	186,063	395	737,653	—	—	—
Expenses:
Compensation and employee benefits	402,034	51,629	—	453,663	—	—	—
Allocations of net income and grant of exchangeability to limited partnership units	34,500	—	—	34,500	—	—	—

Total compensation and employee benefits	436,534	51,629	—	488,163	—	—	—
Operating, administrative and other	82,694	24,092	—	106,786	—	—	—
Fees to related parties	8,657	228	—	8,885	—	—	—
Depreciation and amortization	8,298	33,157	—	41,455	—	—	—

Total operating expenses	536,183	109,106	—	645,289	—	—	—

Other income (losses), net
Other income (loss)	(1,097)	(211)	—	(1,308)	—	—	—

Total other income (losses), net	(1,097)	(211)	—	(1,308)	—	—	—

Income (loss) from operations	13,915	76,746	395	91,056	—	—	—
Interest income (expense), net	1,830	685	—	2,515		—	—

Income (loss) before income taxes and noncontrolling interests	15,745	77,431	395	93,571		—	—
Provision (benefit) for income taxes	1,383	24	—	1,407	—	—	23,805

Net income (loss)	14,362	77,407	395	92,164		—	(23,805)
Net income (loss) attributable to noncontrolling interests	308	—	—	308	—		—

Net income (loss) to Common Shareholders	$14,054	$77,407	$395	$91,856	$	$	(23,805)	$

Earnings per Share, Basic and Diluted
Basic	N/A	N/A		N/A				$	(F	)
Diluted	N/A	N/A		N/A				$	(F	)
Weighted Average Shares Outstanding
Basic	N/A	N/A		N/A					(F	)
Diluted	N/A	N/A		N/A					(F	)

The accompanying notes to the unaudited pro forma condensed combined financial statements are an integral part of these financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

(in thousands, except per share data)

		(A)	(B)		(C)	(D)	(E)
	Newmark Historical	Berkeley Point Historical Adjusted	Adjustments	Newmark Recast	Related Party Debt Financing/ Interest Expense	Separation of Partnership Interests	Tax Effect	Newmark Pro Forma
Revenues:
Commissions	$859,005	$—	$(9,586)	$849,419	—	—	—	$
Gain from mortgage banking activities	—	183,801	9,586	193,387	—	—	—
Management services, servicing fees and other	196,959	109,589	629	307,177	—	—	—

Total revenues	1,055,964	293,390	629	1,349,983	—	—	—
Expenses:
Compensation and employee benefits	771,406	78,569	—	849,975	—	—	—
Allocations of net income and grant of exchangeability to limited partnership units	72,318	—	—	72,318	—	—	—

Total compensation and employee benefits	843,724	78,569	—	922,293	—	—	—
Operating, administrative and other	154,868	30,476	—	185,344	—	—	—
Fees to related parties	17,731	279	—	18,010	—	—	—
Depreciation and amortization	13,349	58,848	—	72,197	—	—	—

Total operating expenses	1,029,672	168,172	—	1,197,844	—	—	—

Other income (losses), net
Other income (loss)	15,645	(366)	—	15,279	—	—	—

Total other income (losses), net	15,645	(366)	—	15,279	—	—	—

Income (loss) from operations	41,937	124,852	629	167,418	—	—	—
Interest income (expense), net	3,358	429	—	3,787		—	—

Income (loss) before income taxes and noncontrolling interests	45,295	125,281	629	171,205		—	—
Provision (benefit) for income taxes	3,913	80	—	3,993	—	—	43,820

Net income (loss)	41,382	125,201	629	167,212		—	(43,820)
Net income (loss) attributable to noncontrolling interests	(1,189)	—	—	(1,189)	—

Net income (loss) to Common Shareholders	$42,571	$125,201	$629	$168,401	$	$	$(43,820)	$

Earnings per Share, Basic and Diluted
Basic	N/A	N/A		N/A				$	(F	)
Diluted	N/A	N/A		N/A				$	(F	)
Weighted Average Shares Outstanding
Basic	N/A	N/A		N/A					(F	)
Diluted	N/A	N/A		N/A					(F	)

The accompanying notes to the unaudited pro forma condensed combined financial statements are an integral part of these financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

(in thousands, except per share data)

		(A)	(B)		(C)	(D)	(E)
	Newmark Historical	Berkeley Point Historical Adjusted	Adjustments	Newmark Recast	Related Party Debt Financing/ Interest Expense	Separation of Partnership Interests	Tax Effect	Newmark Pro Forma
Revenues:
Commissions	$808,878	$—	$(1,947)	$806,931	—	—	—	$
Gain from mortgage banking activities	—	113,357	1,947	115,304	—	—	—
Management services, servicing fees and other	188,389	88,739	884	278,012	—	—	—

Total revenues	997,267	202,096	884	1,200,247	—	—	—
Expenses:
Compensation and employee benefits	753,034	63,234	—	816,268	—	—	—
Allocations of net income and grant of exchangeability to limited partnership units	142,195	—	—	142,195	—	—	—

Total compensation and employee benefits	895,229	63,234	—	958,463	—	—	—
Operating, administrative and other	136,428	25,888	—	162,316	—	—	—
Fees to related parties	17,951	520	—	18,471	—	—	—
Depreciation and amortization	16,644	55,130	—	71,774	—	—	—

Total operating expenses	1,066,252	144,772	—	1,211,024	—	—	—

Other income (losses), net
Other income (loss)	—	(460)	—	(460)	—	—	—

Total other income (losses), net	—	(460)	—	(460)	—	—	—

Income (loss) from operations	(68,985)	56,864	884	(11,237)	—	—	—
Interest income (expense), net	1,450	417	—	1,867		—	—

Income (loss) before income taxes and noncontrolling interests	(67,535)	57,281	884	(9,370)		—	—
Provision (benefit) for income taxes	(6,767)	123	—	(6,644)	—	—	(2,012)

Net income (loss)	(60,768)	57,158	884	(2,726)		—	2,012
Net income (loss) attributable to noncontrolling interests	77	—	—	77	—		—

Net income (loss) to Common Shareholders	$(60,845)	$57,158	$884	$(2,803)	$	$	$2,012	$

Earnings per Share, Basic and Diluted
Basic	N/A	N/A		N/A				$	(F	)
Diluted	N/A	N/A		N/A				$	(F	)
Weighted Average Shares Outstanding
Basic	N/A	N/A		N/A					(F	)
Diluted	N/A	N/A		N/A					(F	)

The accompanying notes to the unaudited pro forma condensed combined financial statements are an integral part of these financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2017

(in thousands)

		(A)		(A)	(G)	(H)	(I)	(J)	(K)	(L)	(D)
	Newmark Historical	Berkeley Point Historical Adjusted	Newmark Recast	Equity Investment in CCRE	Net Capital Adjustment	IPO Proceeds	Related Party Debt Financing	Distribution of IPO Proceeds	Deferred Tax Asset/ Liability	Related Party Receivables and Payables	Separation of Partnership Interests	Newmark Pro Forma
Assets:
Current assets:
Cash and cash equivalents	$34,264	$61,458	$95,722	$	$(49,209)	$		$		$36,256		$
Restricted cash and cash equivalents	—	52,111	52,111
Loans held for sale	—	933,850	933,850
Receivables, net	154,753	18,261	173,014
Receivable from related parties	110,571	129,311	239,882							(239,882)
Other current assets	7,740	21,746	29,486	—	—	—	—		—	—	—

Total current assets	307,328	1,216,737	1,524,065	—	(49,209)		—		—	(203,626)	—
Goodwill	419,560	191	419,751
Mortgage servicing rights, net	—	376,427	376,427
Loans, forgivable loans and other receivables from employees and partners, net	194,577	2,983	197,560
Fixed assets, net	58,383	1,354	59,737
Other intangible assets, net	22,248	5,439	27,687
Other assets	26,501	592	27,093	100,000	—	—			39,021

Total assets	1,028,597	$1,603,723	$2,632,320	100,000	(49,209)		—		39,021	(203,626)	—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET—(Continued)

AS OF JUNE 30, 2017

(in thousands)

		(A)		(A)	(G)	(H)	(I)	(J)	(K)	(L)	(D)
	Newmark Historical	Berkeley Point Historical Adjusted	Newmark Recast	Equity Investment in CCRE	Net Capital Adjustment	IPO Proceeds	Related Party Debt Financing	Distribution of IPO Proceeds	Deferred Tax Asset/ Liability	Related Party Receivables and Payables	Separation of Partnership Interests	Newmark Pro Forma
Current Liabilities:
Current portion of accounts payable, accrued expenses and other liabilities	86,063	19,727	105,790
Payable to related parties	203,626	—	203,626							(203,626)
Warehouse notes payable, net	—	933,909	933,909
Accrued compensation	133,136	26,715	159,851

Total current liabilities	422,825	980,351	1,403,176	—	—	—		—		(203,626)	—
Other long term liabilities	81,286	66,163	147,449	—					(3,396)

Total liabilities	504,111	1,046,514	1,550,625	—	—	—		—	(3,396)	(203,626)	—
Commitments and contingencies
Invested Equity/stockholders’ equity:
Stockholders’ equity:
Class A common stock, par value of $0.01 per share: 305,281 shares issued and outstanding	—	—	—
Class B common stock, par value of $0.01 per share: 34,848 shares issued and outstanding	—	—	—
Additional paid-in capital	—	—	—
BGC’s Partners’ net investment in Newmark	523,334	557,209	1,080,543	100,000	(49,209)				42,417	—		—

Total stockholders’ equity	523,334	557,209	1,080,543	100,000	(49,209)				42,417	—

Noncontrolling interests	1,152	—	1,152	—	—	—	—	—	—	—

Total invested equity	524,486	557,209	1,081,695	100,000	(49,209)				42,417	—	—

Total liabilities and equity	$1,028,597	$1,603,723	$2,632,320	100,000	(49,209)		—		39,021	(203,626)	—

	—	—	—

The accompanying notes to the unaudited pro forma condensed combined financial statements are an integral part of these financial statements.

Notes to unaudited pro forma condensed combined financial statements

(A)	Acquisition of Berkeley Point and Investment in Real Estate Newco

On September 8, 2017, pursuant to the BP transaction agreement, (i) BGC Partners acquired Berkeley Point from CCRE; and (ii) BGC Partners and Cantor invested $100.0 million and $266.67 million, respectively, in Real Estate Newco. As part of the separation prior to the completion of this offering, the BGC group will contribute its interests in Berkeley Point and Real Estate Newco to Newmark. Newmark will account for its minority interest in Real Estate Newco as an equity investment, and it will not be consolidated in Newmark’s financial statements. Real Estate Newco is operated and managed by Real Estate Newco General Partner, which is controlled by Cantor.

Reconciliation of Historical Berkeley Point Consolidated Statement of Financial Condition and Statement of Operations

In order to present pro forma financial statements, the Berkeley Point historical financial statements have been conformed to Newmark’s standard reporting presentation. The tables below are the reconciliations showing the reclassification from Berkeley Point’s historical reporting presentation to Newmark’s reporting presentation.

Reclassification of Berkeley Point Consolidated Statement of Operations for the Following Periods (in Thousands):

	For the Six Months Ended June 30, 2017
	Berkeley Point Historical	Reclassification		Berkeley Point Historical Adjusted
Revenues:
Gain from mortgage banking activities	$114,777	$—		$114,777
Servicing fees	51,672	(51,672)	(1)	—
Interest income on loans held for sale	19,194	(19,194)	(1)	—
Other interest income	685	(685)	(2)	—
Management services, servicing fees and other	—	71,286	(1)	71,286

Total revenues	186,328	(265)		186,063
Expenses:
Compensation and employee benefits	—	51,629	(1)(4)	51,629
Allocations of net income and grant of exchangeability to limited partnership units	—			—

Total compensation and employee benefits	—	51,629		51,629
Operating, administrative and other	10,626	13,466	(3)	24,092
Personnel expenses	51,210	(51,210)	(4)	—
Interest expenses - warehouse/corporate	13,967	(13,967)	(3)(5)	—
Provision for risk-sharing obligations	(63)	63	(3)	—
Fees to related parties	—	228	(4)	228
Depreciation and amortization	33,157			33,157

Total operating expenses	108,897	209		109,106

Other income (losses), net	—
Other income (loss)	—	(211)	(5)	(211)

Total other income (losses), net	—	(211)		(211)

Income (loss) from operations	77,431	(685)		76,746
Interest income, net	—	685	(2)	685

Income (loss) before income taxes and noncontrolling interests	77,431	—		77,431
Provision (benefit) for income taxes	24			24

Net income (loss)	77,407			77,407
Net income (loss) attributable to noncontrolling interests	—			—

Net income (loss) to Common Shareholders	$77,407	$—		$77,407

	For the Year Ended December 31, 2016
	Berkeley Point Historical	Reclassification		Berkeley Point Historical Adjusted
Revenues:
Gain from mortgage banking activities, net	$183,801	$—		$183,801
Servicing fees	87,671	(87,671)	(1)	—
Interest income on loans held for sale	21,176	(21,176)	(1)(2)	—
Other interest income	429	(429)	(2)	—
Management services, servicing fees and other	—	109,589	(1)	109,589

Total revenues	293,077	313		293,390
Expenses:
Compensation and employee benefits	—	78,569	(1)(4)	78,569
Allocations of net income and grant of exchangeability to united partnership units	—	—		—

Total compensation and employee benefits	—	78,569		78,569
Operating, administrative and other	16,796	13,680	(3)	30,476
Personnel expenses	77,827	(77,827)	(4)	—
Interest expense - warehouse/corporate	14,094	(14,094)	(3)(5)	—
Provision for risk-sharing obligations	231	(231)	(3)	—
Fees to related parties	—	279		279
Depreciation and amortization	58,848			58,848

Total operating expenses	167,796	376		168,172

Other income (losses), net
Other income (loss)	—	(366)	(5)	(366)

Total other income (losses), net	—	(366)		(366)

Income (loss) from operations	125,281	(429)		124,852
Interest income, net	—	429	(2)	429

Income (loss) before income taxes and noncontrolling interests	125,281	—		125,281
Provision (benefit) for income taxes	80	—		80

Net income (loss)	125,201	—		125,201
Net income (loss) attributable to noncontrolling interests	—	—		—

Net income (loss) to Common Shareholders	$125,201	$—		$125,201

	For the Year Ended December 31, 2015
	Berkeley Point Historical	Reclassification		Berkeley Point Historical Adjusted
Revenues:
Gain from mortgage banking activities, net	$113,357	$—		$113,357
Servicing fees	74,356	(74,356)	(1)	—
Interest income on loans held for sale	13,772	(13,772)	(1)(2)	—
Other interest income	327	(327)	(2)	—
Management services, servicing fees and other	—	88,739	(1)	88,739

Total revenues	201,812	284		202,096
Expenses:
Compensation and employee benefits		63,234	(1)(4)	63,234
Allocations of net income and grant of exchangeability to limited partnership units	—	—		—

Total compensation and employee benefits	—	63,234		63,234
Operating, administrative and other	16,730	9,158	(3)	25,888
Personnel expenses	62,622	(62,622)	(4)	—
Interest expense—warehouse/corporate	10,130	(10,130)	(3)(5)	—
Provision for risk-sharing obligations	(81)	81	(3)	—
Fees to related parties		520	(4)	520

Depreciation and amortization	55,130			55,130

Total operating expenses	144,531	241		144,772

Other income (losses), net
Other income (loss)	—	(460)	(5)	(460)

Total other income (losses), net	—	(460)		(460)

Income (loss) from operations	57,281	(417)		56,864
Interest income, net	—	417	(2)	417

Income (loss) before income taxes and noncontrolling interests	57,281	—		57,281
Provision (benefit) for income taxes	123	—		123

Net income (loss)	57,158			57,158
Net income (loss) attributable to noncontrolling interests	—	—		—

Net income (loss) to Common Shareholders	$57,158	$—		$57,158

Notes:

(1)	Reclassification of Berkeley Point revenue servicing fees, warehouse interest income and a compensation charge back to CCRE to management services, servicing fees and other.

(2)	Reclassification of Berkeley Point other interest income to interest income, net.

(3)	Reclassification of Berkeley Point interest expense and provision risk-sharing to operating.

(4)	Reclassification of Berkeley Point personnel expenses to compensation and employee benefits and fees to related parties.

(5)	Reclassification of Berkeley Point corporate interest expense to other income loss.

Reclassification for Berkeley Point Consolidated Statement of Financial Condition as of June 30, 2017 (in Thousands):

	Berkeley Point Historical	Reclassification		Berkeley Point Historical Adjusted
Assets:
Current assets:
Cash and cash equivalents	$61,458	$—		$61,458
Restricted cash and cash equivalents	52,111	—		52,111
Loans held for sale	933,850	—		933,850
Receivables, net	—	18,261	(1)	18,261
Derivative assets	19,265	(19,265)	(1)	—
Receivable from related parties	129,311			129,311
Other current assets	20,722	1,024	(1)(2)	21,746

Total current assets	1,216,717	20		1,216,737
Goodwill	191	—		191
Mortgage servicing rights, net	376,427	—		376,427
Credit enhancement receivable	12	(12)	(2)	—
Loans, forgivable loans and other receivables from employees and partners, net	—	2,983	(2)	2,983
Fixed assets, net	—	1,354	(2)	1,354
Other intangible assets, net	5,458	(19)	(2)	5,439
Other assets	4,918	(4,326)	(2)	592

Total assets	$1,603,723	$—		$1,603,723

Current Liabilities:
Current portion of accounts payable, accrued expenses and other liabilities	$32,003	$(12,276)	(3)	$19,727
Payable to related parties	—	—		—
Borrower deposits	5,740	(5,740)	(3)	—
Derivative liabilities	8,699	(8,699)	(3)	—
Warehouse notes payable, net	933,909			933,909
Accrued compensation	—	26,715	(3)	26,715

Total current liabilities	980,351	—		980,351
Financial guarantee liability	200	(200)	(4)	—
Credit enhancement deposit	25,000	(25,000)	(4)	—
Contingent liability	10,607	(10,607)	(4)	—
Other long term liabilities	30,356	35,807	(4)	66,163

Total liabilities	1,046,514	—		1,046,514
Commitments and contingencies
Invested Equity/stockholders’ equity:
Stockholders’ equity:
BGC’s Partners’ net investment in Newmark	557,209	—		557,209

Total stockholders’ equity	557,209	—		557,209
Noncontrolling interests	—	—		—

Total invested equity	557,209	—		557,209

Total liabilities and equity	$1,603,723	$—		$1,603,723

Notes:

(1)	Primarily related to reclassification of Berkeley Point’s derivative assets to other current assets and receivables, net from other current assets to receivables, net.

(2)	Primarily related to reclassification of other assets, credit enhancement and other intangibles to loans, forgivable loans and other receivables from employees and partners, net and fixed assets.

(3)	Reclassification of borrowers deposits, derivative liabilities and current portion of accounts payable, accrued expenses and other liabilities to accrued compensation.

(4)	Reclassification of financial guarantee liability, credit enhancement deposit and contingent liability to other long term liabilities.

(B)	Adjustment Related to Newmark and Berkeley Point Combination

Elimination of intercompany revenues related to referral fees from Berkeley Point to Newmark on GSE loans originated with Newmark clients. Pursuant to the BP transaction agreement, Cantor is entitled to receive the profits and obligated to bear the losses of Berkeley Point’s Special Asset Servicing Group, even though the Special Asset Servicing Group’s assets will continue to be held by Berkeley Point. The Special Asset Servicing Group accumulated losses of $629 thousand and $884 thousand for the years ended December 31, 2016 and 2015, respectively, and $395 thousand for the six months ended June 30, 2017.

(C)	Interest Expense

The unaudited pro forma condensed combined statements of operations reflect an annual adjustment of $             million for the expected interest expense on our related party debt to be incurred from BGC Partners, which consists of $             million of borrowings under our new debt facility, as further described in Note (I) below. Pro forma interest expense reflects interest expense based on the simulated weighted average annual interest rate of     % on our indebtedness to be incurred. A 0.25% increase or decrease in annual interest rate or the weighted average annual interest rate would increase or decrease pro forma interest expense by $             million annually.

(D)	Separation of Partnership Interests

As described in “Structure of Newmark,” immediately following the completion of this offering, Newmark will own less than 100% of the economic interest in Newmark OpCo, but will indirectly have 100% of the voting power and control the management of Newmark OpCo. As a result, we will consolidate the financial results of Newmark OpCo and will record non-controlling interest on our consolidated balance sheet. Immediately following this offering, this non-controlling interest, based on the assumptions to the pro forma financial information, will be approximately $             million.

(E)	Tax Effects

Reflects the tax effects of the pro forma adjustments at the applicable tax rates. The applicable tax rates could be different (either higher or lower) depending on activities subsequent to the separation and the effect of corporate tax rates. Additionally, represents the pro rata share of income attributable to the Company based on the economic ownership of the underlying entities resulting from the tax structure following this offering.

(F)	Pro Forma Earnings Per Share and Weighted-Average Shares Outstanding

The weighted-average number of shares used to compute pro forma basic earnings per share for the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015 is              million, which represents

the sum of (1) the number of shares of our common stock that we expect to be issued and outstanding immediately prior to this offering and (2) the number of shares of our Class A common stock to be sold in this offering (whose proceeds will be used to pay BGC Partners in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners).

The weighted-average number of shares used to compute pro forma diluted earnings per share for the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015 is                         , which represents the sum of (1) the number of shares of our common stock that we expect to be issued and outstanding immediately prior to this offering and (2) the number of shares of our Class A common stock to be sold in this offering (whose proceeds will be used to pay BGC Partners in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners), adjusted for the dilutive impact of shares granted for certain equity-based awards including restricted stock units and limited partnership units.

(G)	Berkeley Point Net Asset Adjustment

The Berkeley Point purchase price is subject to adjustment to the extent the net assets of Berkeley Point as of the closing of the BP Transaction are greater than or less than $508.0 million. It is assumed for purposes of the pro forma condensed combined balance sheet that the net assets of Berkeley Point as of the closing of the BP Transaction were $508.0 million.

(H)	Cash Received in this Offering

Represents $             million of cash received in this offering net of offering costs.

(I)	Related Party Debt

The pro forma condensed combined balance sheet reflects $             million of related party debt which we will incur from BGC Partners prior to the completion of this offering.

(J)	Cash Paid to BGC Partners

Represents $             million paid to BGC Partners in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners.

(K)	Deferred Tax Assets and Liabilities

Represents changes in deferred tax assets and liabilities resulting from pro forma adjustments primarily related to the difference between the inside and outside basis of the assets of Berkeley Point.

(L)	Related Party Receivables and Payables

Represents related party receivables and payables, except for the related party debt of $             million discussed in Note (I) above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (EXCLUDING BERKELEY POINT)

The following discussion of Newmark’s financial condition and results of operations should be read together with Newmark’s combined financial statements and related notes, as well as the “Special Note Regarding Forward-Looking Statements” and pro forma financial information included elsewhere in this prospectus. When used herein, the terms “Newmark Knight Frank,” “NKF,” the “Company,” “we,” “us,” and “our,” refer to Newmark, including its consolidated subsidiaries (excluding Berkeley Point). We intend to change our corporate name from NRE Delaware, Inc. to                  prior to the completion of this offering.

This discussion summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2016 and 2015 and the six months ended June 30, 2017 and 2016. We operate in one reportable segment, real estate services.

Overview and Business Environment

We are a leading commercial real estate services firm. We offer commercial real estate tenants, owner-occupiers, investors and developers a wide range of services, including leasing and corporate advisory services, investment sales, commercial mortgage brokerage, consulting, appraisal and valuation, project management, and property and facilities management services. We offer these services to clients in a broad range of products, including office, retail, industrial, multifamily, student housing, hotels, data center, healthcare, self-storage, land, condominium conversions, subdivisions and special use. Our clients vary greatly in size and complexity and include many of the world’s largest commercial property owners, real estate developers, and investors, as well as Fortune 500 and Forbes Global 2000 companies. We have approximately 4,200 employees and independent contractors, including approximately 1,450 brokers and commissioned sales people, operating out of approximately 110 offices.

We generate revenues from commissions on leasing and capital markets transactions, management fees on a contractual and per project basis and consulting fees. For the 12 month period ended June 30, 2017, we completed transactions with total deal consideration in excess of $65.0 billion.

Our discussion of financial results reflects only those businesses owned by us and does not include the results for Knight Frank or for the independently owned offices that use some variation of the NKF name in their branding or marketing.

We have grown at an annual rate of 11% for the 12 months ended June 30, 2017. This growth was predominantly attributable to expansion of our existing business. Our growth has outpaced the overall market as we continue to hire high quality brokers, strategically acquire local and regional firms and enhance our cross-selling capabilities across business lines as prior acquisitions and hires become more acclimated to the platform.

We recently expanded our capital markets capabilities through the strategic addition of many prolific, accomplished capital markets brokers in key markets throughout the United States. We have access to many of the world’s largest owners of commercial real estate, and this will drive growth throughout the life cycle of each real estate asset by allowing us to provide best-in-class agency leasing and property management during the ownership period. We also provide investment sales and arrange debt and equity financing to assist owners in maximizing the return on investment in each of their real estate assets. We have also begun a dramatic expansion of our valuation and appraisal business from which we expect to see significant growth, particularly in conjunction with our increasingly robust capital markets platform.

We continue to invest in the business by adding dozens of high profile and talented brokers and other revenue-generating professionals. Historically, newly hired commercial real estate brokers tend to achieve dramatically higher productivity in their second and third years with our company, although we incur related expenses immediately. As our newly hired brokers increase their production, we expect our commission revenue and earnings growth to strongly accelerate, thus reflecting our operating leverage.

We expect our overall profitability to increase as we increase the size and scale of our business. Our pre-tax margins are impacted by the mix of revenues generated. For example, real estate capital markets, which includes sales, commercial mortgage brokerage and other real estate-related financial services, generally has larger transactions that occur with less frequency and more seasonality when compared with leasing advisory. However, real estate capital markets tends to have significantly higher pre-tax margins than our business as a whole in periods of sustained low interest rates. Leasing advisory revenues are generally more predictable than revenues from real estate capital markets, while pre-tax earnings margins tend to be more similar to those of our business as a whole. Property and facilities management, along with certain of our other GCS products, generally have the most predictable and steady revenues, but with pre-tax earnings margins at the lower end of those for our business as a whole. When management services clients agree to give us exclusive rights to provide real estate services for their facilities or properties, it is for an extended period of time, which provides us with stable and foreseeable sources of revenues.

Growth Drivers

The key drivers of revenue growth for U.S. commercial real estate services companies include the overall health of the U.S. economy, including gross domestic product (which we refer to as “GDP”) and employment trends in the U.S., which drives demand for various types of commercial leases and purchases, the institutional ownership of commercial real estate as an investible asset class and the ability to attract and retain talent to our real estate services platform. In addition, in real estate sales, also known as real estate capital markets, growth is driven by the availability of credit to purchasers of and investors in commercial real estate. In our multifamily business, delayed marriages, an aging population and immigration to the U.S. are increasing a pressing need for new apartments, with an estimated 4.6 million needed by 2030, according to a recent study commissioned by the NMHC and the NAA. This should continue to drive investment sales and other mortgage brokerage for the foreseeable future.

Economic Growth in the United States

According to the second estimate released by the Bureau of Economic Analysis, the U.S. economy expanded by a seasonally adjusted annualized rate of 3.0% during the second quarter of 2017, which was better than the 2.7% expected in a recent Bloomberg survey of economists. This growth compares with an increase of 1.2% in the first quarter of 2017 and 2.2% in the second quarter of 2016. The consensus is for U.S. GDP to expand by 2.1%, 2.3%, and 2.1% in 2017, 2018 and 2019, respectively, according to the same Bloomberg survey. This moderate pace of growth should help keep interest rates and inflation low by historical standards. The Federal Reserve expects inflation to remain stable at around the Federal Reserve’s desired target of 2.0% through the end of 2018. Moderate economic growth combined with low and steady inflation gives the Federal Reserve room to raise the short-term federal funds rate from the low levels of the post- recession years. Officials raised rates by a quarter point in June 2017 for the second time in 2017 and have indicated one more increase in 2017, followed by three increases in 2018. Officials expect rates to settle at the equilibrium level of 2.9% by the end of 2019, a level below prior business cycles and below the Federal Reserve’s projections from just a few years ago.

Employers added a monthly average of 193,700 net new payroll jobs during the second quarter of 2017, according to the Bureau of Labor Statistics reports, which is on par with last year’s monthly average of 186,700 and above the 80,000 jobs necessary to absorb new graduates and other first time entrants to the labor force. During the quarter, office-using jobs (for example, finance, information, and professional and business services) increased by a monthly average of 18,000. Over the past 12 months, the number of office jobs rose by 2.4%, above the overall employment growth rate of 1.6%. The solid level of hiring has helped absorb some of the long-term unemployed sidelined by the recession – called “slack” by economists. The U-6 rate, which includes labor market slack not picked up in the unemployment rate, was 8.6% in June, close to its lowest level since the most recent recession began in 2007.

The 10-year Treasury yield ended the second quarter at 2.31%, up 82 basis points from the year-earlier figure of 1.49%. However, 10-year Treasury yields have remained well below their historical average of approximately 6.5%, in large part due to market expectations that the Federal Open Market Committee (which we refer to as the “FOMC”) will only moderately raise the federal funds rate over the next few years. Interest rates are also low due to even lower or negative benchmark government interest rates in much of the rest of the developed world, which makes U.S. government bonds relatively more attractive.

The combination of moderate economic growth and low interest rates that has been in place since the recession ended has been a powerful stimulus for commercial real estate, delivering steady absorption of space and strong investor demand for the yields available through both direct ownership of assets and publicly traded funds. Construction activity has been slow to ramp up, with the exception of apartments, and has generally remained in line with demand despite temporary overbuilding in isolated locations. Vacancy rates are at or near their cyclical lows, but are trending in different directions. Apartment vacancies are edging higher due to elevated deliveries of new product in some areas; office vacancies are broadly level; industrial vacancies continue to move lower thanks to voracious demand for e-commerce facilities; and retail vacancies are trending lower due to very low construction levels, even as retailers struggle with the migration of sales online. Asking rental rates posted moderate gains across most property types during the second quarter, fueled by sustained demand for space, tight vacancies and the delivery of new product with top-of-market asking rents.

The following trends drove the commercial real estate market during the second quarter of 2017:

•	Consistent U.S. employment growth and rising home values supported consumer spending, which accounts for two-thirds of the U.S. economy;

•	Generally high consumer and business confidence;

•	Technology, professional and business services and healthcare continued to power demand for office space, although technology occupiers have turned more cautious, restraining demand in some formerly high-flying markets such as San Francisco and Silicon Valley;

•	Oil prices fell over the course of the first half of 2017, with a barrel of WTI crude ending the second quarter at $46.02, down from $53.72 at year-end 2016. The rebound in shale oil production and increasing efficiencies by producers have restrained prices despite rising demand in the U.S. and globally. Houston and other energy-focused office markets continued to deal with excess vacancies and generous lease concessions from landlords;

•	E-commerce and supply-chain optimization pushed industrial absorption above the 50 million-square-foot threshold for a 10th consecutive quarter, creating tenant and owner-user demand for warehouses and distribution centers;

•	Apartment rents benefited from sustained job growth. The two largest generations: millennials and baby boomers, are supporting demand, particularly in walkable urban and suburban neighborhoods; and

•	Incremental gains in business travel, convention business and leisure travel supported the hospitality market.

Market Statistics

Although overall industry metrics are not necessarily correlated to our revenues, they do provide some indication of the general direction of our business. The U.S. commercial property market continues to display strength, despite slowing growth of commercial property prices, according to CoStar. U.S. commercial real estate activity and prices were impacted during the year primarily due to tightening credit conditions, particularly in CMBS, as well as changing capitalization rates. However, spreads of U.S. commercial real estate capitalization rates over 10-year U.S. Treasuries were 369 basis points on average during the second quarter of 2017, well above the pre-recession low of 165 basis points and slightly above the trailing 10-year average spread of 364 basis points. If the U.S. economy continues to expand at the moderate pace envisioned by many economists, we would expect this to fuel continued demand for commercial real estate. The spread between local 10-year benchmark government bonds and U.S. cap rates was even wider with respect to major countries including Japan, Canada, Germany, the U.K. and France during the quarter. This should continue to make U.S. commercial real estate a relatively attractive investment for non-U.S. investors.

According to CoStar’s Value-Weighted U.S. Composite Index as of June 2017, average prices were up by 5.4% year-over-year for the six months ended June 30, 2017. During the second quarter of 2017, the dollar volume of significant property sales declined by approximately 5% from the year ago period based on data from NKF Research and Real Capital Analytics (which we refer to as “RCA”). In comparison, our real estate capital markets revenues increased by 18.5% year-over-year, primarily due to organic growth.

According to NKF Research, the combined average vacancy rate for office, industrial, and retail properties ended the second quarter of 2017 at 7.8%, an improvement versus 7.9% a year earlier, marking 29 consecutive quarters of improving average vacancy rates. Rents for most property types in the United States continued to improve modestly. However, NKF Research estimates that overall leasing during the first half of 2017 was flat to down slightly from the year earlier period, likely a result of sluggishness and consolidations in certain industries, such as finance, technology, energy and retail. In comparison, revenues from our leasing and other services business increased by 16.2% over the second quarter of 2016 to $144.7 million.

Hiring and Acquisitions

Key drivers of our revenue are front-office headcount and average revenue per producer. We believe that our strong technology platform and unique partnership structure have enabled us to use both acquisitions and recruiting to profitably increase our front-office revenue per producer at a faster rate than our largest competitors.

We have invested significantly to capitalize on the current business environment through acquisitions, technology spending and the hiring of new brokers, salespeople, managers and other front-office personnel. The business climate for these acquisitions has been competitive, and it is expected that these conditions will persist for the foreseeable future. We have been able to attract businesses and brokers, salespeople, managers and other front-office personnel to our platform as we believe they recognize that we have the scale, technology, experience and expertise to succeed in the current business environment. See “Business—Our History” for a description of our acquisitions since 2012.

As of June 30, 2017, our front-office headcount was approximately 1,450 brokers and salespeople. For the six months ended June 30, 2017, average revenue generated per front-office employee increased by more than 17% from a year ago to approximately $311 thousand. This growth can be attributed to the ramp up of brokers we recently hired.

Since 2015 and as of June 30, 2017, our acquisitions have included several companies which were affiliated under the Apartment Realty Advisors brand, Computerized Facility Integration, LLC (which we refer to as “CFI”), Excess Space, and several local and regional brokerage, property management and project management companies, including Newmark Grubb Mexico City, our first international acquisition.

Subsequent to June 30, 2017, we acquired Berkeley Point and a controlling interest in Spring11 Holdings, L.P., a Delaware limited partnership (which we refer to as “S11 LP”) and Spring11 Advisory Services Limited, a private company limited by shares registered in England and Wales (which we refer to as “S11 UK” and which, together with S11 LP and certain other Spring11 entities, we refer to as “Spring11”). Spring11 provides commercial real estate consulting and advisory services to a variety of commercial real estate clients, including lenders, investment banks, and investors. The results of operations of these acquisitions have not been reflected in Newmark’s results as of June 30, 2017.

Financial Overview

Revenues

We derive revenues from the following three sources:

•	Leasing and Other Commissions. We offer a diverse range of commercial real estate brokerage and advisory services, including tenant and agency representation, which includes comprehensive lease negotiations, strategic planning, site selection, lease auditing, appraisal services and other financial and market analysis.

•	Capital Markets. Our real estate capital markets business specializes in the arrangement of acquisitions and dispositions of commercial properties, as well as providing other financial services, including the arrangement of debt and equity financing, and loan sale advisory.

•	Management Services and Other. We provide commercial services to tenants and landlords in several key U.S. markets. In this business, we provide property and facilities management services along with project management and other consulting services to customers who utilize our commercial real estate brokerage services and other property owners.

Fees are generally earned when a lease is signed and/or the tenant takes occupancy of the space in leasing. In many cases, landlords are responsible for paying the fees. In capital markets, fees are earned and recognized when the sale of a property closes and title passes from seller to buyer for investment sales and when debt or equity is funded to a vehicle for debt and equity transactions. For loans we broker, revenues are recognized when the loan is closed. We typically receive monthly management fees based upon a percentage of monthly rental income generated from the property under management, or in some cases, the greater of such percentage or a minimum agreed upon fee. We are often reimbursed for our administrative and payroll costs, as well as certain out-of-pocket expenses, directly attributable to properties under management. We follow U.S. GAAP, which provides guidance when accounting for reimbursements from clients and when accounting for certain contingent events for Leasing and Capital Markets transactions. See Note 2—“Summary of Significant Accounting Policies” to our combined financial statements included elsewhere in this prospectus for a more detailed discussion.

Expenses

Compensation and Employee Benefits

The majority of our operating costs consist of cash and non-cash compensation expenses, which include base salaries, broker and producer commissions based on production, discretionary and other bonuses and all related employee benefits and taxes. Our employees consist of brokers and other commissioned producers, executives and other administrative support. Our brokers and other producers are compensated based on the revenue they generate for the firm, keeping these costs variable in nature.

As part of our compensation plans, certain employees have been granted limited partnership units in BGC Holdings which generally receive quarterly allocations of net income, that are cash distributed on a quarterly basis and that are generally contingent upon services being provided by the unit holders. The quarterly allocations of net income on such limited partnership units are reflected as a component of compensation expense under “Allocations of net income and grant of exchangeability to limited partnership units” in our combined statements of operations.

Certain of these limited partnership units entitle the holders to receive post-termination payments. These limited partnership units are accounted for as post-termination liability awards, which requires that we record an expense for such awards based on the change in value at each reporting period and include the expense in our combined statements of operations as part of “Compensation and employee benefits.” The liability for limited partnership units with a post-termination payout amount is included in “Accrued compensation” on our combined balance sheets.

Certain limited partnership units in BGC Holdings are granted exchangeability into BGC Partners’ Class A common stock on a one-for-one basis (subject to adjustment). At the time exchangeability is granted, we recognize an expense based on the fair value of the award on that date, which is included in “Allocations of net income and grant of exchangeability to limited partnership units” in our combined statements of operations.

We have also awarded preferred partnership units in BGC Holdings. Each quarter, the net profits of BGC Holdings are allocated to such units at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation, which is deducted before the calculation and distribution of the quarterly partnership distribution for the remaining partnership units in BGC Holdings. The quarterly allocations of net income on these preferred partnership units are reflected in compensation expense under “Allocations of net income and grant of exchangeability to limited partnership units” in our combined statements of operations.

We have entered into various agreements with certain of our employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individual receives on their limited partnership interests in BGC Holdings or may be forgiven over a period of time. The repayment of these loans is derived from a cash flow source already accounted for through partnership distributions at BGC Partners. The forgivable portion of these loans is recognized as compensation expense. From time to time, we may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements. In addition, we also enter into deferred compensation agreements with employees providing services to us. The costs associated with such plans are generally amortized over the period in which they vest. See Note 12—“Compensation” to our combined financial statements included elsewhere in this prospectus.

Other Operating Expenses

We have various other operating expenses. We incur leasing, equipment and maintenance expenses. We also incur selling and promotion expenses, which include entertainment, marketing and travel-related expenses. We incur communication expenses, professional and consulting fees for legal, audit and other special projects.

We pay fees to BGC Partners and Cantor for performing certain administrative and other support, including charges for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support. Management believes that these charges are a reasonable reflection of the utilization of services rendered. However, the expenses for these services are not necessarily indicative of the expenses that would have been incurred if we had not obtained these services from BGC Partners or Cantor. In addition, these charges may not reflect the costs of services we may receive from BGC Partners or Cantor in the future.

Provision for Income Taxes

We incur income tax expenses based on the location, legal structure, and jurisdictional taxing authorities of each of our subsidiaries. Certain of the Company’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (which we refer to as “UBT”) in New York City. U.S. federal and state income tax liability or benefit related to the partnership income or loss, with the exception of UBT, rests with the partners rather than the partnership entity.

Financial Highlights

For the six months ended June 30, 2017, NKF’s total revenues increased by 18.0% as compared to the six months ended June 30, 2016. This improvement was led by an almost entirely organic 18.3% increase in leasing and other commissions, 21.6% increase in revenues from capital markets brokerage, and a 11.7% increase in management services and other. We believe that we gained significant market share in capital markets as we easily outpaced relevant industry metrics. NKF’s revenues have grown at an annual rate of 11% for the 12 months ended June 30, 2017. This growth was predominantly attributable to expansion of our existing business. Our growth has outpaced the overall market as we continue to hire high quality brokers, strategically acquire local and regional firms and enhance our cross-selling capabilities across business lines as prior acquisitions and hires become more acclimated to the platform.

Results of Operations (Excluding Berkeley Point)

The following table sets forth our combined statements of operations data expressed as a percentage of total revenues for the periods indicated (in thousands):

	Six Months Ended June 30,				Year Ended December 31,
	2017		2016		2016		2015
	Actual Results	Percentage of Total Revenues	Actual Results	Percentage of Total Revenues	Actual Results	Percentage of Total Revenues	Actual Results	Percentage of Total Revenues
Leasing and other commissions	$272,247	49.4%	$230,183	49.3%	$513,812	48.7%	$539,725	54.1%
Capital markets	176,590	32.0	145,203	31.1	345,193	32.7	269,153	27.0
Management services and other	102,358	18.6	91,652	19.6	196,959	18.7	188,389	18.9

Revenues	551,195	100.0	467,038	100.0	1,055,964	100.0	997,267	100.0

Expenses:
Compensation and employee benefits	402,034	72.9	341,879	73.2	771,406	73.1	753,034	75.5
Allocations of net income and grant of exchangeability to limited partnership units	34,500	6.3	23,435	5.0	72,318	6.8	142,195	14.3

Total compensation and employee benefits	436,534	79.2	365,314	78.2	843,724	79.9	895,229	89.8
Operating, administrative and other	82,694	15.0	73,213	15.7	154,868	14.7	136,428	13.7
Fees to related parties	8,657	1.6	9,841	2.1	17,731	1.7	17,951	1.8
Depreciation and amortization	8,298	1.5	6,220	1.3	13,349	1.3	16,644	1.7

Total operating expenses	536,183	97.3	454,588	97.3	1,029,672	97.5	1,066,252	106.9

Other income (losses), net
Other income (loss)	(1,097)	(0.2)	(1,328)	(0.3)	15,645	1.5	—	—

Total other income (losses), net	(1,097)	(0.2)	(1,328)	(0.3)	15,645	1.5	—	—

Income (loss) from operations	13,915	2.5	11,122	2.4	41,937	4.0	(68,985)	(6.9)
Interest income, net	1,830	0.3	1,510	0.3	3,358	0.3	1,450	0.1

Income (loss) before income taxes and noncontrolling interests	15,745	2.9	12,632	2.7	45,295	4.3	(67,535)	(6.8)
Provision (benefit) for income taxes	1,383	0.3	800	0.2	3,913	0.3	(6,767)	(0.7)

Net income (loss)	14,362	2.6	11,832	2.5	41,382	4.0	(60,768)	(6.1)
Net income (loss) attributable to noncontrolling interests	308	0.1	(564)	(0.1)	(1,189)	(0.1)	77	0.0

Net income (loss) to BGC Partners	14,054	2.5	12,396	2.7	42,571	4.1	(60,845)	(6.1)

Six months ended June 30, 2017 compared to the six months ended June 30, 2016

Revenues

Leasing and Other Commissions

Leasing and other commission revenues increased by $42.1 million, or 18.3%, to $272.2 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The increase was due to organic growth.

Capital Markets

Capital markets revenue increased by $31.4 million, or 21.6%, to $176.6 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The increase was driven by our efforts in hiring talented real estate professionals and strength in mortgage brokerage.

Management Services and Other

Management services and other revenue increased $10.7 million, or 11.7%, to $102.4 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. Approximately 50% of the increase is related to acquisitions and the remainder is due to organic growth.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense increased by $60.2 million, or 17.6%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The main drivers of this increase were $50.5 million of additional payments directly related to the increase in revenues, and the remainder related to acquisitions and new hires.

Allocations of Net Income and Grant of Exchangeability to Limited Partnership Units

The Allocations of net income and grant of exchangeability to limited partnership units increased by $11.1 million, or 47.2%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. This increase was primarily driven by an $8.3 million increase in exchangeability charges during the six months ended June 30, 2017 as compared to the six months ended June 30, 2016.

Operating, Administrative and Other

Operating, administrative and other expenses increased $9.5 million, or 13.0%, to $82.7 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. This increase was driven by growth in occupancy, selling and promotional and other expenses associated with acquisitions and new hires.

Fees to Related Parties

Fees to related parties decreased by $1.2 million, or 12.0%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. Fees to related parties are allocations paid to BGC Partners and Cantor for administrative and support services.

Depreciation and Amortization

Depreciation and amortization for the six months ended June 30, 2017 increased by $2.1 million, or 33.4%, to $8.3 million as compared to the six months ended June 30, 2016. This increase is primarily due to leasehold improvements placed in service due to the continued expansion of our business.

Other Income (Losses), Net

Other losses of $1.1 million in the six months ended June 30, 2017 primarily relate to accretion of earn-outs on past acquisitions.

Interest Income, Net

Interest income, net is primarily related to interest income on employee loans.

Provision (benefit) for income taxes

Provision for income taxes increased by $0.6 million, or 72.9%, to $1.4 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. This increase was primarily driven by an increase in pretax earnings, overall, as well as the mix of allocable earnings among legal entities taxed as corporations versus flow through.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests was $0.3 million for the six months ended June 30, 2017 as compared to net loss attributable to noncontrolling interests of $0.6 million for the six months ended June 30, 2016.

Year ended December 31, 2016 compared to the year ended December 31, 2015

Revenues

Leasing and Other Commissions

Leasing and other commission revenues decreased by $25.9 million, or 4.8%, to $513.8 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The decrease resulted from a slow-down in leasing activity in the markets we serve.

Capital Markets

Capital markets revenue increased by $76.0 million, or 28.3%, to $345.2 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase was driven by our efforts in hiring talented real estate professionals, and the continued strength of the multifamily investment sales and debt markets.

Management Services and Other

Management services and other revenue increased $8.6 million, or 4.5%, to $197.0 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase is primarily due to acquisitions.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense increased by $18.4 million, or 2.4%, for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The main drivers of this increase were $22.1 million of additional payments directly related to the increase in revenues and the remainder related to acquisitions and new hires. These increases were offset by a $27.7 million decrease related to the estimated recovery of employee loans.

Allocations of Net Income and Grant of Exchangeability to Limited Partnership Units

The Allocations of net income and grant of exchangeability to limited partnership units decreased by $69.9 million, or 49.1%, for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This decrease was primarily driven by a decrease of $83.7 million in exchangeability charges offset by a $13.8 million increase in allocations of net income to limited partnership units during the year ended December 31, 2016 as compared to the year ended June 30, 2015.

Operating, Administrative and Other

Operating, administrative and other expenses increased $18.4 million, or 13.5%, to $154.9 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This increase was primarily driven by increases in occupancy, selling and promotional and other expenses associated with acquisitions and new hires.

Fees to Related Parties

Fees to related parties decreased by $0.2 million, or 1.2%, to $17.7 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Fees to related parties are allocations paid to BGC Partners and Cantor for administrative and support services.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2016 decreased by $3.3 million, or 19.8%, to $13.3 million as compared to the year ended December 31, 2015. This decrease is primarily driven by the amortization of intangible assets for the ARA and Cornish & Carey acquisitions.

Other Income (Losses), Net

Other income of $15.6 million in the year ended December 31, 2016 primarily relates to an adjustment of future earn-out payments that will no longer be required.

Interest Income, Net

Interest income, net is primarily related to interest income on employee loans.

Provision (benefit) for income taxes

Provision for income taxes increased by $10.7 million to $3.9 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015 which was a $6.8 million benefit. This change was primarily driven by pre-tax earnings in 2016 as compared to a pre-tax loss in 2015. This change was primarily driven by pre-tax earning in 2016 as compared to a pre-tax loss in 2015, overall, as well as the mix of allocable earnings among legal entities taxed as a corporation versus flow through.

Net income attributable to noncontrolling interests

Net loss attributable to noncontrolling interests was $1.2 million for the year ended December 31, 2016 due to the allocation of losses to minority partners.

Year ended December 31, 2015

Revenues

Leasing and Other Commissions Services

Leasing and other commissions brokerage revenues of $539.7 million for the year ended December 31, 2015 represented 54.1% of the Company’s total revenues.

Capital Markets

Capital markets revenue of $269.2 million for the year ended December 31, 2015 represented 27.0% of the Company’s revenues. We expect the contribution of capital markets revenues to increase in the future as a result of our efforts in hiring talented real estate professionals.

Management Services and Other

Management services and other revenue of $188.4 million for the year ended December 31, 2015 represented 18.9% of the Company’s revenues.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense includes $588.2 million directly correlated to revenues, $45.8 million related to the estimated recovery of employee loans and the remainder due to compensation and benefit costs for support and back office personnel.

Allocations of Net Income and Grant of Exchangeability to Limited Partnership Units

The Allocations of net income and grant of exchangeability to limited partnership units totaled $142.2 million for the year ended December 31, 2015.

Operating, Administrative and Other

Operating, administrative and other expenses consists of occupancy costs, professional and consulting, selling and promotional expense, insurance, office expenses and other expenses necessary to run our business and totaled $136.4 million for the year ended December 31, 2015.

Fees to Related Parties

Fees to related parties are allocations paid to BGC Partners and Cantor for administrative and support services and totaled $18.0 million for the year ended December 31, 2015.

Depreciation and Amortization

Depreciation expense was $6.7 million and amortization expense was $10.0 million for the year ended December 31, 2015.

Interest Income, Net

Interest income, net is primarily related to interest income on employee loans.

Provision (benefit) for income taxes

Provision (benefit) for income taxes was a benefit of $6.8 million for the year ended December 31, 2015. This benefit was driven by the pre-tax net loss incurred, overall, as well as the mix of allocable earnings among legal entities taxed as corporations versus flow through.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests is related to income from entities with minority partners as of December 31, 2015.

Financial Position, Liquidity and Capital Resources

Overview

Historically, the primary source of liquidity for our business was the cash flow provided by our operations, which was transferred to BGC Partners to support its overall cash management strategy. Transfers of cash to and from BGC Partners’ cash management system have been reflected in related party receivables and payables in the historical combined balance sheets and in payments to and borrowings from related parties in the financing section of the combined statements of cash flows. Cash and equity issued for acquisitions have been reflected in BGC Partners’ net investment in the historical combined balance sheets and statement of changes in invested equity.

Upon the completion of this offering, we will maintain separate cash management and financing functions for operations. Additionally, our capital structure, long-term commitments and sources of liquidity will change significantly from our historical capital structure, long-term commitments and sources of liquidity. The cash balance on the date of the completion of this offering is expected to be approximately $        million. However, that amount could fluctuate based on the outcome of several of our current assumptions.

Prior to the closing of this offering, we expect to incur related party debt from BGC Partners in an aggregate principal amount of approximately $        million. Subsequent to this offering, we intend to replace this related party debt with new senior term loans (which may be secured or unsecured), new senior unsecured notes, other long- or short-term financing or a combination thereof in an aggregate principal amount of approximately $         million.

We expect to pay $        million of the net proceeds of this offering to BGC Partners in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners.

We believe that our available cash and cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of sales growth, the expansion of our sales and marketing activities, our expansion into other markets and our results of operations. To the extent that existing cash, cash from operations and credit facilities are insufficient to fund our future activities, we may need to raise additional funds through public equity or debt financing.

Balance Sheet

Total Assets at June 30, 2017 and December 31, 2016 were $1,028.6 million and $995.5 million, respectively. The increase in Total Assets of $33.1 million can be attributed to a $12.7 million increase in Loans, Forgivable Loans and Other Receivables from Employees and Partners, Net due to new broker hires, a $14.4 million increase in Receivables, Net related to increases in our revenues as we grow our business and a $6.9 million increase in Goodwill. Total Liabilities at June 30, 2017 and December 31, 2016 were $504.1 million and $491.5 million, respectively. Total Liabilities increased $12.6 million, as compared to December 31, 2016. The increase was driven primarily by a $6.0 million increase in Payables to Related Parties, a $4.4 million increase in accrued liabilities and a $2.2 million increase in Accounts Payable, Accrued Expenses and Other Liabilities. The increase in Payables to Related Parties primarily resulted from Allocations of Net Income and Grant of Exchangeability to Limited Partnership Units during the six months ended June 30, 2017.

Liquidity

BGC Partners has funded our growth through contributing acquired companies and related party payables. The related party payables are net of related party receivables which were generated from our earnings as BGC Partners sweeps our excess cash to manage treasury centrally. The total net payables to related parties at June 30,

2017 were $93.1 million. Fees to related parties and allocations of net income and grant of exchangeability to limited partnership units that are charged by BGC Partners and Cantor to Newmark are reflected as cash flows from operating activities in the Combined Statement of Cash Flows for each period presented. From January 1, 2015 through June 30, 2017, these fees and charges totaled $293.4 million. All other amounts sent to or from BGC Partners are reflected as cash flows from financing activities in the Combined Statement of Cash Flows for each period presented.

For the six months ended June 30, 2017, net cash provided by operating activities was $15.6 million. For the 12 months ended December 31, 2016, net cash used in operating activities was $50.7 million. These cash flows from operating activities included $24.4 million and $47.0 million of cash paid to BGC Partners related to grant of exchangeability to limited partnership units, respectively. After the completion of this offering and the distribution, these charges will become non-cash in nature and therefore excluded from cash outflows from operating activities. We expect to generate cash flows from operations to fund our business and growth strategy to meet our short-term liquidity requirements, which we define as the next 12 months. We also expect that proceeds from this offering and new debt financing, combined with cash flows from operations, will be sufficient to fund our operations, growth strategy and dividends and distributions to meet our long-term liquidity requirements.

In connection with the separation, we expect to receive up to approximately 10.9 million Nasdaq shares over time, which were valued at over $        million based on the closing price of a share of common stock of Nasdaq on                . The value of the Nasdaq shares yet to be received are not reflected in our liquidity position or on our overall balance sheet. The receipt of the Nasdaq shares will be reflected in our earnings or other comprehensive income (loss) and is expected to result in increases in our liquidity.

Cash Flows for the Six Months Ended June 30, 2017

For the six months ended June 30, 2017, we generated cash from operations of $15.6 million. We had net income of $14.4 million, $11.4 million of adjustments to reconcile net income to net cash used in operating activities, and $10.1 million of negative changes in operating assets and liabilities. The negative change in operating assets and liabilities was driven by a $15.7 million increase in loans and forgivable loans primarily paid to brokers and a $14.7 million increase in receivables, net as a result of the increase in our revenues, partially offset by a $12.6 million increase in accounts payable, accrued expenses and other liabilities. We used $9.1 million in net investing activities for the period ended June 30, 2017, primarily related to capital additions for new and existing offices. We used $5.3 million of cash from financing activities primarily due to $10.5 million of acquisition earn-out payments, offset by net related party borrowings of $5.3 million.

Cash Flows for the Six Months Ended June 30, 2016

For the six months ended June 30, 2016, we generated $50.7 million of cash from operations. We had net income of $11.8 million, $9.0 million of positive adjustments to reconcile net income to net cash provided by operating activities, and $71.6 million of negative changes in operating assets and liabilities. The negative change in operating assets and liabilities was driven by an $87.9 million increase in loans and forgivable loans primarily paid to brokers, partially offset by a $19.5 million positive change in operating assets and liabilities, primarily as a result of a reduction in our days sales outstanding. We used $8.0 million of cash for investing activities primarily related to fixed asset purchases, and generated $75.4 million in financing activities primarily due to net related party borrowings.

Cash Flows for the Year Ended December 31, 2016

For the year ended December 31, 2016, we used $1.2 million of cash from operations. We had net income of $41.4 million, $17.9 million of positive adjustments to reconcile net income to net cash provided by operating activities, and $60.5 million of negative changes in operating assets and liabilities. The negative change in operating assets and liabilities was driven by a $115.3 million increase in loans and forgivable loans primarily paid to brokers, partially offset by a $54.8 million positive change in operating assets and liabilities as a result of a reduction in our days sales outstanding while at the same time increasing our days payable. We used $25.9 million of cash for investing activities primarily related to fixed asset purchases, and generated $49.6 million in financing activities primarily due to net borrowings of $61.3 million from related parties, partially offset by earn-out payments for our acquisitions.

Cash Flows for the Year Ended December 31, 2015

For the year ended December 31, 2015, we used $81.8 million of cash from operations. We had net loss of $60.8 million, $54.1 million of positive adjustments to reconcile net income to net cash provided by operating activities, and $75.1 million of negative changes in operating assets and liabilities. The negative change in operating assets and liabilities was driven by a $78.8 million increase in loans and forgivable loans primarily paid to brokers, partially offset by a $3.8 million positive change in operating assets and liabilities as a result of a reduction in our days sales outstanding while at the same time increasing our days payable. We used $9.0 million of cash for investing activities primarily related to fixed asset purchases, and generated $68.3 million in financing activities primarily due to net borrowings of $78.1 million from related parties, partially offset by earn-out payments for our acquisitions.

Contractual Obligations and Commitments

The following table summarizes certain of our contractual obligations at June 30, 2017 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases(1)	$340,257	$37,872	$68,915	$61,677	$171,793

Total contractual obligations	$340,257	$37,872	$68,915	$61,677	$171,793

(1)	Operating leases are related to rental payments under various non-cancelable leases principally for office space, net of sublease payments to be received. The total amount of sublease payments to be received is approximately $3.5 million over the life of the agreements.

Critical Accounting Policies

The preparation of our combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in our combined financial statements. We believe that of our significant accounting policies, the following policies involve a higher degree of judgment and complexity.

Revenue Recognition

We derive our revenues primarily through commissions from brokerage services, revenues from management services and other revenues. We recognize revenue when four basic criteria have been met:

•	existence of persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed and determinable; and

•	collectability is reasonably assured.

The judgments involved in revenue recognition include determining the appropriate time to recognize revenue. In particular, we evaluate our transactions to determine whether contingencies exist that may impact the timing of revenue recognition.

Equity-Based and Other Compensation

Discretionary Bonus: A portion of our compensation and employee benefits expense comprises discretionary bonuses, which may be paid in cash, equity, partnership awards or a combination thereof. We accrue expense in a period based on revenues in that period and on the expected combination of cash, equity and partnership units. Given the assumptions used in estimating discretionary bonuses, actual results may differ.

Restricted Stock Units: We account for equity-based compensation under the fair value recognition provisions of the Financial Accounting Standards Board (which we refer to as “FASB”). Restricted stock units (which we refer to as “RSUs”) provided to certain employees are accounted for as equity awards, and as per FASB guidance, we are required to record an expense for the portion of the RSUs that is ultimately expected to vest. FASB guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Because significant assumptions are used in estimating employee turnover and associated forfeiture rates, actual results may differ from our estimates under different assumptions or conditions.

The fair value of RSU awards to employees is determined on the date of grant, based on the market value of BGC Partners’ Class A common stock. Generally, RSUs granted by us as employee compensation do not receive dividend equivalents; as such, we adjust the fair value of the RSUs for the present value of expected forgone dividends, which requires us to include an estimate of expected dividends as a valuation input. This grant-date fair value is amortized to expense ratably over the awards’ vesting periods. For RSUs with graded vesting features, we have made an accounting policy election to recognize compensation cost on a straight line basis. The amortization is reflected as non-cash equity-based compensation expense in our combined statements of operations.

Restricted Stock: Restricted stock provided to certain employees is accounted for as an equity award, and as per FASB guidance, we are required to record an expense for the portion of the restricted stock that is ultimately expected to vest. We have granted restricted stock that is not subject to continued employment or service; however, transferability is subject to compliance with our and our affiliates’ customary non-compete obligations. Such shares of restricted stock are generally saleable by partners in five to 10 years. Because the restricted stock is not subject to continued employment or service, the grant-date fair value of the restricted stock is expensed on the date of grant. The expense is reflected as non-cash equity-based compensation expense in our combined statements of operations.

Limited Partnership Units: Limited partnership units in BGC Holdings are generally held by employees. Generally such units receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. As discussed above, preferred units in BGC Holdings are not entitled to participate in partnership distributions other than with respect to a distribution at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation. The quarterly allocations of net income to such limited partnership units are reflected as a component of compensation expense under “Allocations of net income and grants of exchangeability to limited partnership units” in our combined statements of operations. Certain of these limited partnership units entitle the holders to receive post-termination payments equal to the notional amount in four equal yearly installments after the holder’s termination. These limited partnership units are accounted for as post-termination liability awards. Accordingly, we recognize a liability for these units on our combined statements of financial condition as part of “Accrued compensation” for the amortized portion of the post-termination payment amount, based on the current fair value of the expected future cash payout. We amortize the post-termination payment amount, less an expected forfeiture rate, over the vesting period, and record an expense for such awards based on the change in value at each reporting period in our combined statements of operations as part of “Compensation and employee benefits.”

Certain limited partnership units in BGC Holdings are granted exchangeability into BGC Partners Class A common stock on a one-for-one basis (subject to adjustment). At the time exchangeability is granted, we recognize an expense based on the fair value of the award on that date, which is included in “Allocations of net income and grants of exchangeability to limited partnership units” in our combined statements of operations.

Employee Loans: We have entered into various agreements with certain of our employees and partners whereby these individuals receive loans that may be either wholly or in part repaid from distributions that the individuals receive on some or all of their limited partnership interests or may be forgiven over a period of time. Cash advance distribution loans are documented in formal agreements and are repayable in timeframes outlined in the underlying agreements. We intend for these advances to be repaid in full from the future distributions on existing and future awards granted. The distributions are treated as compensation expense when made and the proceeds are used to repay the loan. The forgivable portion of any loans is recognized as compensation expense in our combined statements of operations over the life of the loan. We review the loan balances each reporting period for collectability. If we determine that the collectability of a portion of the loan balances is not expected, we recognize a reserve against the loan balances. Actual collectability of loan balances may differ from our estimates.

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in FASB guidance, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is periodically tested for impairment. We review goodwill for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount.

When reviewing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment are not conclusive, or if we choose to bypass the qualitative assessment, we perform a goodwill impairment analysis using a two-step process. Our single reporting unit for real estate services had associated goodwill balances as of June 30, 2017 of $419.6 million.

The first step of the process involves comparing each reporting unit’s estimated fair value with its carrying value, including goodwill. To estimate the fair value of the reporting units, we use a discounted cash flow model and data regarding market comparables. The valuation process requires significant judgment and involves the use of significant estimates and assumptions. These assumptions include cash flow projections, estimated cost of capital and the selection of peer companies and relevant multiples. Because significant assumptions and estimates are used in projecting future cash flows, choosing peer companies and selecting relevant multiples, actual results may differ from our estimates under different assumptions or conditions. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is deemed not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of potential impairment.

The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated a potential impairment may exist. The implied fair value of goodwill is determined by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identified intangibles. Events such as economic weakness, significant declines in operating results of reporting units, or significant changes to critical inputs of the goodwill impairment test (e.g., estimates of cash flows or cost of capital) could cause the estimated fair value of our reporting units to decline, which could result in an impairment of goodwill in the future.

Income Taxes

We account for income taxes using the asset and liability method as prescribed in FASB guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Pursuant to FASB guidance on Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement on Accounting for Income Taxes, we provide for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because significant assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from our estimates under different assumptions or conditions. We recognize interest and penalties related to income tax matters in “Interest income (expense), net” and “Other income (loss),” respectively, in our combined statement of operations.

A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, the existence of cumulative losses in the most recent fiscal years, estimates of future taxable income and the feasibility of tax planning strategies.

The measurement of current and deferred income tax assets and liabilities is based on provisions of enacted tax laws and involves uncertainties in the application of tax regulations in the United States and other tax jurisdictions. Because our interpretation of complex tax law may impact the measurement of current and deferred income taxes, actual results may differ from these estimates under different assumptions regarding the application of tax law.

Qualitative and Quantitative Factors about Market Risk

Interest Rate Risk

Prior to the closing of this offering, we expect to incur related party debt from BGC Partners in an aggregate principal amount of approximately $        million. Subsequent to this offering, we intend to replace this related party debt with new senior term loans (which may be secured or unsecured), new senior unsecured notes, other long- or short-term financing or a combination thereof in an aggregate principal amount of approximately $         million. While the terms of these borrowings, including the interest rates, have not yet been determined, our interest income expense could be exposed to changes in interest rates. In that event, we may enter into interest rate swap agreements to attempt to hedge the variability of future interest payments due to changes in interest rates.

Foreign Currency Risk

We are exposed to risks associated with changes in foreign exchange rates. Changes in foreign exchange rates create volatility in the U.S. Dollar equivalent of our revenues and expenses. While our international results of operations, as measured in U.S. Dollars, are subject to foreign exchange fluctuations, we do not consider the related risk to be material to our results of operations. While our exposure to foreign exchange risk is not currently material to us, we expect to grow our international revenues in the future, and any future potential exposure to foreign exchange fluctuations may present a material risk to our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS FOR THE NEWMARK RECAST FINANCIAL STATEMENTS

(INCLUDING BERKELEY POINT)

The following discussion of Newmark’s financial condition and results of operations should be read together with Newmark’s recast combined financial statements and related notes, as well as the “Special Note Regarding Forward-Looking Statements” and pro forma financial information included elsewhere in this prospectus. When used herein, the terms “Newmark Knight Frank,” “NKF,” the “Company,” “we,” “us,” and “our,” refer to Newmark, including its consolidated subsidiaries (including Berkeley Point). We intend to change our corporate name from NRE Delaware, Inc. to                 prior to the completion of this offering.

This discussion summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2016 and 2015 and the six months ended June 30, 2017 and 2016. We operate in one reportable segment, real estate services.

Overview and Business Environment

We are a leading commercial real estate services firm. We offer commercial real estate tenants, owner-occupiers, investors and developers a wide range of services, including leasing and corporate advisory services, investment sales, commercial mortgage brokerage, loan origination and servicing, consulting, appraisal and valuation, project management, and property and facilities management services. We offer these services to clients in a broad range of products, including office, retail, industrial, multifamily, student housing, hotels, data center, healthcare, self-storage, land, condominium conversions, subdivisions and special use. Our clients vary greatly in size and complexity and include many of the world’s largest commercial property owners, real estate developers, and investors, as well as Fortune 500 and Forbes Global 2000 companies. We have more than 4,500 employees and independent contractors, including approximately 1,500 brokers and commissioned sales people, operating out of approximately 120 offices. We generate revenues from commissions on leasing and capital markets transactions, gains from mortgage banking activities on loans and related servicing fees over the life of the loans, management fees on a contractual and per project basis and consulting fees. For the 12 month period ended June 30, 2017, we completed transactions with total deal consideration in excess of $70.0 billion.

Our discussion of financial results reflects only those businesses owned by us and does not include the results for Knight Frank or for the independently owned offices that use some variation of the NKF name in their branding or marketing.

We have grown at an annual rate of 20% for the 12 months ended June 30, 2017. This growth was predominantly attributable to expansion of our existing business. Our growth has outpaced the overall market as we continue to hire high quality brokers, strategically acquire local and regional firms and enhance our cross-selling capabilities across business lines as prior acquisitions and hires become more acclimated to the platform.

We recently expanded our capital markets capabilities through the strategic addition of many prolific, accomplished capital markets brokers in key markets throughout the United States. We have access to many of the world’s largest owners of commercial real estate, and this will drive growth throughout the life cycle of each real estate asset by allowing us to provide best-in-class agency leasing and property management during the ownership period. We also provide investment sales and arrange debt and equity financing to assist owners in maximizing the return on investment in each of their real estate assets. Specifically with respect to multifamily assets, we are a leading GSE lender by loan origination volume and servicer with a servicing portfolio of $58.2 billion as of June 30, 2017. This servicing portfolio provides a steady stream of income over the life of the serviced loans. We have also begun a dramatic expansion of our valuation and appraisal business from which we expect to see significant growth, particularly in conjunction with our increasingly robust capital markets platform.

We continue to invest in the business by adding dozens of high profile and talented brokers and other revenue-generating professionals. Historically, newly hired commercial real estate brokers tend to achieve dramatically higher productivity in their second and third years with our company, although we incur related expenses immediately. As our newly hired brokers increase their production, we expect our commission revenue and earnings growth to strongly accelerate, thus reflecting our operating leverage.

We expect our overall profitability to increase as we increase the size and scale of our business. Our pre-tax margins are impacted by the mix of revenues generated. For example, real estate capital markets, which includes sales, commercial mortgage brokerage and other real estate-related financial services, generally has larger transactions that occur with less frequency and more seasonality when compared with leasing advisory. However, real estate capital markets tends to have significantly higher pre-tax margins than our business as a whole in periods of sustained low interest rates. Leasing advisory revenues are generally more predictable than revenues from real estate capital markets, while pre-tax earnings margins tend to be more similar to those of our business as a whole. Property and facilities management, along with certain of our other GCS products, generally have the most predictable and steady revenues, but with pre-tax earnings margins at the lower end of those for our business as a whole. When management services clients agree to give us exclusive rights to provide real estate services for their facilities or properties, it is for an extended period of time, which provides us with stable and foreseeable sources of revenues.

Growth Drivers

The key drivers of revenue growth for U.S. commercial real estate services companies include the overall health of the U.S. economy, including gross domestic product and employment trends in the U.S., which drives demand for various types of commercial leases and purchases, the institutional ownership of commercial real estate as an investible asset class and the ability to attract and retain talent to our real estate services platform. In addition, in real estate sales, also known as real estate capital markets, growth is driven by the availability of credit to purchasers of and investors in commercial real estate. In our multifamily business, delayed marriages, an aging population and immigration to the U.S. are increasing a pressing need for new apartments, with an estimated 4.6 million needed by 2030, according to a recent study commissioned by the NMHC and the NAA. This should continue to drive investment sales, GSE multifamily lending and other mortgage brokerage and growth in our servicing portfolio for the foreseeable future.

Economic Growth in the United States

According to the second estimate released by the Bureau of Economic Analysis, the U.S. economy expanded by a seasonally adjusted annualized rate of 3.0% during the second quarter of 2017, which was better than the 2.7% expected in a recent Bloomberg survey of economists. This growth compares with an increase of 1.2% in the first quarter of 2017 and 2.2% in the second quarter of 2016. The consensus is for U.S. GDP to expand by 2.1%, 2.3%, and 2.1% in 2017, 2018 and 2019, respectively, according to the same Bloomberg survey. This moderate pace of growth should help keep interest rates and inflation low by historical standards. The Federal Reserve expects inflation to remain stable at around the Federal Reserve’s desired target of 2.0% through the end of 2018. Moderate economic growth combined with low and steady inflation gives the Federal Reserve room to raise the short-term federal funds rate from the low levels of the post- recession years. Officials raised rates by a quarter point in June 2017 for the second time in 2017 and have indicated one more increase in 2017, followed by three increases in 2018. Officials expect rates to settle at the equilibrium level of 2.9% by the end of 2019, a level below prior business cycles and below the Federal Reserve’s projections from just a few years ago.

Employers added a monthly average of 193,700 net new payroll jobs during the second quarter of 2017, according to the Bureau of Labor Statistics reports, which is on par with last year’s monthly average of 186,700 and above the 80,000 jobs necessary to absorb new graduates and other first time entrants to the labor force. During the quarter, office-using jobs (for example, finance, information, and professional and business services) increased by a monthly average of 18,000. Over the past 12 months, the number of office jobs rose by 2.4%, above the overall employment growth rate of 1.6%. The solid level of hiring has helped absorb some of the long-term unemployed sidelined by the recession – called “slack” by economists. The U-6 rate, which includes labor market slack not picked up in the unemployment rate, was 8.6% in June, close to its lowest level since the most recent recession began in 2007.

The 10-year Treasury yield ended the second quarter at 2.31%, up 82 basis points from the year-earlier figure of 1.49%. However, 10-year Treasury yields have remained well below their historical average of approximately 6.5%, in large part due to market expectations that the Federal Open Market Committee (which we refer to as the “FOMC”) will only moderately raise the federal funds rate over the next few years. Interest rates are also low due to even lower or negative benchmark government interest rates in much of the rest of the developed world, which makes U.S. government bonds relatively more attractive.

The combination of moderate economic growth and low interest rates that has been in place since the recession ended has been a powerful stimulus for commercial real estate, delivering steady absorption of space and strong investor demand for the yields available through both direct ownership of assets and publicly traded funds. Construction activity has been slow to ramp up, with the exception of apartments, and has generally remained in line with demand despite temporary overbuilding in isolated locations. Vacancy rates are at or near their cyclical lows, but are trending in different directions. Apartment vacancies are edging higher due to elevated deliveries of new product in some areas; office vacancies are broadly level; industrial vacancies continue to move lower thanks to voracious demand for e-commerce facilities; and retail vacancies are trending lower due to very low construction levels, even as retailers struggle with the migration of sales online. Asking rental rates posted moderate gains across most property types during the second quarter, fueled by sustained demand for space, tight vacancies and the delivery of new product with top-of-market asking rents.

The following trends drove the commercial real estate market during the second quarter of 2017:

•	Consistent U.S. employment growth and rising home values supported consumer spending, which accounts for two-thirds of the U.S. economy;

•	Generally high consumer and business confidence;

•	Technology, professional and business services and healthcare continued to power demand for office space, although technology occupiers have turned more cautious, restraining demand in some formerly high-flying markets such as San Francisco and Silicon Valley;

•	Oil prices fell over the course of the first half of 2017, with a barrel of WTI crude ending the second quarter at $46.02, down from $53.72 at year-end 2016. The rebound in shale oil production and increasing efficiencies by producers have restrained prices despite rising demand in the U.S. and globally. Houston and other energy-focused office markets continued to deal with excess vacancies and generous lease concessions from landlords;

•	E-commerce and supply-chain optimization pushed industrial absorption above the 50 million-square-foot threshold for a 10th consecutive quarter, creating tenant and owner-user demand for warehouses and distribution centers;

•	Apartment rents benefited from sustained job growth. The two largest generations: millennials and baby boomers, are supporting demand, particularly in walkable urban and suburban neighborhoods; and

•	Incremental gains in business travel, convention business and leisure travel supported the hospitality market.

Market Statistics

Although overall industry metrics are not necessarily correlated to our revenues, they do provide some indication of the general direction of our business. The U.S. commercial property market continues to display strength, despite slowing growth of commercial property prices, according to CoStar. U.S. commercial real estate activity and prices were impacted during the year primarily due to tightening credit conditions, particularly in CMBS, as well as changing capitalization rates. However, spreads of U.S. commercial real estate capitalization rates over 10-year U.S. Treasuries were 369 basis points on average during the second quarter of 2017, well above the pre-recession low of 165 basis points and slightly above the trailing 10-year average spread of 364 basis points. If the U.S. economy continues to expand at the moderate pace envisioned by many economists, we would expect this to fuel continued demand for commercial real estate. The spread between local 10-year benchmark government bonds and U.S. cap rates was even wider with respect to major countries including Japan, Canada, Germany, the U.K. and France during the quarter. This should continue to make U.S. commercial real estate a relatively attractive investment for non-U.S. investors.

According to CoStar’s Value-Weighted U.S. Composite Index as of June 2017, average prices were up by 5.4% year-over-year for the six months ended June 30, 2017. During the second quarter of 2017, the dollar volume of significant property sales declined by approximately 5% from the year ago period based on data from NKF Research and Real Capital Analytics (which we refer to as “RCA”). In comparison, our real estate capital markets revenues increased by 18.5% year-over-year, primarily due to organic growth. According to the Mortgage Bankers Association, multifamily loan originations by all lenders increased by 18% year-over-year in the first half of 2017, while agency multifamily originations increased by 29% over the same period.

According to NKF Research, the combined average vacancy rate for office, industrial, and retail properties ended the second quarter of 2017 at 7.8%, an improvement versus 7.9% a year earlier, marking 29 consecutive quarters of improving average vacancy rates. Rents for most property types in the United States continued to improve modestly. However, NKF Research estimates that overall leasing during the first half of 2017 was flat to down slightly from the year earlier period, likely a result of sluggishness and consolidations in certain industries, such as finance, technology, energy and retail. In comparison, revenues from our leasing and other services business increased by 16.2% over the second quarter of 2016 to $144.7 million.

Hiring and Acquisitions

Key drivers of our revenue are front-office headcount and average revenue per producer. We believe that our strong technology platform and unique partnership structure have enabled us to use both acquisitions and recruiting to profitably increase our front-office revenue per producer at a faster rate than our largest competitors.

We have invested significantly to capitalize on the current business environment through acquisitions, technology spending and the hiring of new brokers, salespeople, managers and other front-office personnel. The business climate for these acquisitions has been competitive, and it is expected that these conditions will persist for the foreseeable future. We have been able to attract businesses and brokers, salespeople, managers and other front-office personnel to our platform as we believe they recognize that we have the scale, technology, experience and expertise to succeed in the current business environment. See “Business—Our History” for a description of our acquisitions since 2012.

As of June 30, 2017, our front-office headcount was approximately 1,500 brokers and salespeople. For the six months ended June 30, 2017, average revenue generated per front-office employee increased by more than 23% from a year ago to approximately $378 thousand. This growth can be attributed to the ramp up of brokers we hired over the past 12 months as well as growth in our GSE lending business.

Since 2015, our acquisitions have included Berkeley Point, Spring11 Holdings L.P., a Delaware limited partnership (which we refer to as “S11 LP”) and Spring11 Advisory Services Limited, a private company limited by shares registered in England and Wales (which we refer to as “S11 UK” and which, together with S11 LP and certain other Spring11 entities, we refer to as “Spring11”), several companies which were affiliated under the Apartment Realty Advisors brand, Computerized Facility Integration, LLC (which we refer to as “CFI”), Excess Space, and several local and regional brokerage, property management and project management companies, including Newmark Grubb Mexico City, our first international acquisition.

On July 26, 2017, we completed our acquisition of a controlling interest in Spring11. Spring11 provides commercial real estate consulting and advisory services to a variety of commercial real estate clients, including lenders, investment banks, and investors. Spring11’s core competencies include: underwriting, modeling, structuring, due diligence and asset management. Spring11 also offers clients cost-effective and flexible staffing solutions through both on-site and off-site teams. Spring11 has offices in the United States located in New York, Atlanta, Los Angeles and Texas, in London, United Kingdom and in Chennai, India.

On September 8, 2017, we completed our acquisition of Berkeley Point. Berkeley Point is principally engaged in the origination, funding, sale and servicing of multifamily and commercial mortgage loans.

Financial Overview

Revenues

We derive revenues from the following four sources:

•	Leasing and Other Commissions. We offer a diverse range of commercial real estate brokerage and advisory services, including tenant and agency representation, which includes comprehensive lease negotiations, strategic planning, site selection, lease auditing, appraisal services and other financial and market analysis.

•	Capital Markets. Our real estate capital markets business specializes in the arrangement of acquisitions and dispositions of commercial properties, as well as providing other financial services, including the arrangement of debt and equity financing, and loan sale advisory.

•	Gains from Mortgage Banking Activities, Net. Gains from mortgage banking activities are derived from the origination of loans with borrowers and the sale of those loans to investors.

•	Management Services, Servicing Fees and Other. We provide commercial services to tenants and landlords in several key U.S. markets. In this business, we provide property and facilities management services along with project management and other consulting services to customers who utilize our commercial real estate brokerage services and other property owners. Servicing fees are derived from the servicing of loans originated by us as well as loans originated by third parties.

Fees are generally earned when a lease is signed and/or the tenant takes occupancy of the space in leasing. In many cases, landlords are responsible for paying the fees. In capital markets, fees are earned and recognized when the sale of a property closes and title passes from seller to buyer for investment sales and when debt or equity is funded to a vehicle for debt and equity transactions. Gains from mortgage banking activities, net are recognized when a derivative asset is recorded upon the commitment to originate a loan with a borrower and sell the loan to an investor. The derivative is recorded at fair value and includes loan origination fees, sales premiums and the estimated fair value of the expected net servicing cash flows. Gains from mortgage banking activities, net are recognized net of related fees and commissions to affiliates or third-party brokers. For loans we broker, revenues are recognized when the loan is closed. Servicing fees are recognized on an accrual basis over the lives of the related mortgage loans. We typically receive monthly management fees based upon a percentage of monthly rental income generated from the property under management, or in some cases, the greater of such percentage or a minimum agreed upon fee. We are often reimbursed for our administrative and payroll costs, as well as certain out-of-pocket expenses, directly attributable to properties under management. We follow U.S. GAAP, which provides guidance when accounting for reimbursements from clients and when accounting for certain contingent events for Leasing and Capital Markets transactions. See Note 2—“Summary of Significant Accounting Policies” to our combined financial statements included elsewhere in this prospectus for a more detailed discussion.

Expenses

Compensation and Employee Benefits

The majority of our operating costs consist of cash and non-cash compensation expenses, which include base salaries, broker and producer commissions based on production, discretionary and other bonuses and all related employee benefits and taxes. Our employees consist of brokers and other commissioned producers, executives and other administrative support. Our brokers and other producers are compensated based on the revenue they generate for the firm, keeping these costs variable in nature.

As part of our compensation plans, certain employees have been granted limited partnership units in BGC Holdings which generally receive quarterly allocations of net income, that are cash distributed on a quarterly basis and that are generally contingent upon services being provided by the unit holders. The quarterly allocations of net income on such limited partnership units are reflected as a component of compensation expense under “Allocations of net income and grant of exchangeability to limited partnership units” in our combined statements of operations.

Certain of these limited partnership units entitle the holders to receive post-termination payments. These limited partnership units are accounted for as post-termination liability awards, which requires that we record an expense for such awards based on the change in value at each reporting period and include the expense in our combined statements of operations as part of “Compensation and employee benefits.” The liability for limited partnership units with a post-termination payout amount is included in “Accrued compensation” on our combined balance sheets.

Certain limited partnership units in BGC Holdings are granted exchangeability into BGC Partners’ Class A common stock on a one-for-one basis (subject to adjustment). At the time exchangeability is granted, we recognize an expense based on the fair value of the award on that date, which is included in “Allocations of net income and grant of exchangeability to limited partnership units” in our combined statements of operations.

We have also awarded preferred partnership units in BGC Holdings. Each quarter, the net profits of BGC Holdings are allocated to such units at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation, which is deducted before the calculation and distribution of the quarterly partnership distribution for the remaining partnership units in BGC Holdings. The quarterly allocations of net income on these preferred partnership units are reflected in compensation expense under “Allocations of net income and grant of exchangeability to limited partnership units” in our combined statements of operations.

We have entered into various agreements with certain of our employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individual receives on their limited partnership interests in BGC Holdings or may be forgiven over a period of time. The repayment of these loans is derived from a cash flow source already accounted for through partnership distributions at BGC Partners. The forgivable portion of these loans is recognized as compensation expense. From time to time, we may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements. In addition, we also enter into deferred compensation agreements with employees providing services to us. The costs associated with such plans are generally amortized over the period in which they vest. See Note 12—“Compensation” to our combined financial statements included elsewhere in this prospectus.

Other Operating Expenses

We have various other operating expenses. We incur leasing, equipment and maintenance expenses. We also incur selling and promotion expenses, which include entertainment, marketing and travel-related expenses. We incur communication expenses, professional and consulting fees for legal, audit and other special projects, and interest expense related to short-term operational funding needs, and notes payable and collateralized borrowings.

We pay fees to BGC Partners and Cantor for performing certain administrative and other support, including charges for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support. Management believes that these charges are a reasonable reflection of the utilization of services rendered. However, the expenses for these services are not necessarily indicative of the expenses that would have been incurred if we had not obtained these services from BGC Partners or Cantor. In addition, these charges may not reflect the costs of services we may receive from BGC Partners or Cantor in the future.

Provision for Income Taxes

We incur income tax expenses based on the location, legal structure, and jurisdictional taxing authorities of each of our subsidiaries. Certain of the Company’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (which we refer to as “UBT”) in New York City. U.S. federal and state income tax liability or benefit related to the partnership income or loss, with the exception of UBT, rests with the partners rather than the partnership entity.

Financial Highlights

For the six months ended June 30, 2017, NKF’s total revenues increased by 25.1% as compared to the six months ended June 30, 2016. This improvement was led by an almost entirely organic 18.3% increase in leasing and other commissions, 20.1% increase in revenues from capital markets brokerage, 61.4% increase in gains from mortgage banking activities, net and a 22.3% increase in management services, servicing fees and other. We believe that we gained significant market share in capital markets and GSE multifamily lending as we easily outpaced relevant industry metrics. For example, Berkeley Point’s GSE origination volume increased by 58% in 2016. This increase outpaced the comparable figures reported by our publicly traded competitors. It also outpaced the 11% increase in overall multifamily GSE origination, and the 6% increase in dedicated multifamily lending in the U.S. by all lender types in 2016, both according the Mortgage Bankers Association. NKF’s overall revenues have grown at an annual rate of 20% for the 12 months ended June 30, 2017. This growth was predominantly attributable to expansion of our existing business. Our growth has outpaced the overall market as we continue to hire high quality brokers, strategically acquire local and regional firms and enhance our cross-selling capabilities across business lines as prior acquisitions and hires become more acclimated to the platform.

Results of Operations (Including Berkeley Point)

The following table sets forth our recast combined statements of operations data expressed as a percentage of total revenues for the periods indicated (in thousands):

	Six Months Ended June 30,				Year Ended December 31,
	2017		2016		2016		2015
	Newmark Combined	Percentage of Total Revenues	Newmark Combined	Percentage of Total Revenues	Newmark Combined	Percentage of Total Revenues	Newmark Combined	Percentage of Total Revenues
Leasing and other commissions	$272,247	36.9%	$230,183	39.0%	$513,812	38.0%	$539,725	45.0%
Capital markets	172,559	23.4	143,684	24.4	335,607	24.9	267,206	22.2
Gains from mortgage banking activities, net	118,808	16.1	73,631	12.5	193,387	14.3	115,304	9.7
Management services, servicing fees and other	174,039	23.6	142,271	24.1	307,177	22.8	278,012	23.1

Revenues	737,653	100.0	589,769	100.0	1,349,983	100.0	1,200,247	100.0

Expenses:
Compensation and employee benefits	453,663	61.5	378,375	64.2	849,975	63.0	816,268	68.0
Allocations of net income and grant of exchangeability to limited partnership units	34,500	4.7	23,435	4.0	72,318	5.4	142,195	11.9

Total compensation and employee benefits	488,163	66.2	401,810	68.1	922,293	68.3	958,463	79.9

Operating, administrative and other	106,785	14.5	87,682	14.7	185,344	13.7	162,316	13.5
Fees to related parties	8,885	1.2	9,841	1.7	18,010	1.3	18,471	1.5
Depreciation and amortization	41,456	5.6	37,438	6.4	72,197	5.4	71,774	6.0

Total operating expenses	645,289	87.5	536,771	91.0	1,197,844	88.7	1,211,024	100.9

Other income (losses), net
Other income (loss)	(1,308)	(0.2)	(1,886)	(0.3)	15,279	1.1	(460)	(0.0)

Total other income (losses), net	(1,308)	(0.2)	(1,886)	(0.3)	15,279	1.1	(460)	(0.0)

Income (loss) from operations	91,056	12.3	51,112	8.7	167,418	12.4	(11,237)	(0.9)
Interest income, net	2,515	0.3	1,756	0.3	3,787	0.3	1,867	0.1

Income (loss) before income taxes and noncontrolling interests	93,571	12.7	52,868	9.0	171,205	12.7	(9,370)	(0.8)
Provision (benefit) for income taxes	1,407	0.2	858	0.2	3,993	0.3	(6,644)	(0.6)

Net income (loss)	92,164	12.5	52,010	8.8	167,212	12.4	(2,726)	(0.2)
Net income (loss) attributable to noncontrolling interests	308	0.0	(564)	(0.1)	(1,189)	(0.1)	77	0.0

Net income (loss) to BGC Partners	91,856	12.5	52,574	8.9	168,401	12.5	(2,803)	(0.2)

Six months ended June 30, 2017 compared to the six months ended June 30, 2016

Revenues

Leasing and Other Commissions

Leasing and other commission revenues increased by $42.1 million, or 18.3%, to $272.2 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The increase was due to organic growth.

Capital Markets

Capital markets revenue increased by $28.9 million, or 20.1%, to $172.6 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The increase was driven by our efforts in hiring talented real estate professionals and strength in mortgage brokerage.

Gains from Mortgage Banking Activities, Net

Gains from mortgage banking activities, net increased by $45.2 million, or 61.4%, to $118.8 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The increase was driven by an increase in GSE lending to $5.8 billion as compared to $3.4 billion in the year ago period. Approximately 80% of the increase is attributed to one portfolio transaction.

A portion of our gains from mortgage banking activities, net, relate to non-cash gains attributable to originated mortgage servicing rights (which we refer to as “OMSRs”). We recognize OMSR gains equal to the fair value of servicing rights retained on mortgage loans originated and sold. For the six months ended June 30, 2017 and 2016, we recognized $71.9 million and $48.9 million of non-cash gains, respectively, related to OMSRs.

Management Services, Servicing Fees and Other

Management services, servicing fees and other revenue increased $31.8 million, or 22.3%, to $174.0 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. $21.3 million of the increase is related to servicing fee revenues. The remainder of the increase is due to management services of which acquisitions contributed to more than half of the growth.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense increased by $75.3 million, or 19.9%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The main drivers of this increase were $62.7 million of additional payments directly related to the increase in revenues, and the remainder related to acquisitions and new hires.

Allocations of Net Income and Grant of Exchangeability to Limited Partnership Units

The Allocations of net income and grant of exchangeability to limited partnership units increased by $11.1 million, or 47.2%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. This increase was primarily driven by an $8.3 million increase in exchangeability charges during the six months ended June 30, 2017 as compared to the six months ended June 30, 2016.

Operating, Administrative and Other

Operating, administrative and other expenses increased $19.1 million, or 21.8%, to $106.8 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. This increase was driven by a $6.9 million increase in interest expense on Berkeley Point’s warehouse line due to increased loan origination. The remainder is due to increases in occupancy, selling and promotional and other expenses associated with acquisitions and new hires.

Fees to Related Parties

Fees to related parties decreased by $1.0 million, or 9.7%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. Fees to related parties are allocations paid to BGC Partners and Cantor for administrative and support services.

Depreciation and Amortization

Depreciation and amortization for the six months ended June 30, 2017 increased by $4.0 million, or 10.7%, to $41.5 million as compared to the six months ended June 30, 2016. This increase is due to a $1.9 million increase in amortization of mortgage servicing rights due and the remainder is primarily due to leasehold improvements placed in service due to the continued expansion of our business.

Because the Company recognizes OMSR gains equal to the fair value of servicing rights retained on mortgage loans originated and sold, it also amortizes mortgage servicing rights (which we refer to as “MSRs”) in proportion to the net servicing revenue expected to be earned. Subsequent to the initial recording, MSRs are amortized and carried at the lower of amortized cost or fair value. For the six months ended June 30, 2017 and 2016, our expenses included $32.9 million and $30.9 million of MSR amortization, respectively.

Other Income (Losses), Net

Other losses of $1.3 million in the six months ended June 30, 2016 primarily relate to accretion of earn-outs on past acquisitions.

Interest Income, Net

Interest income, net is primarily related to interest income on employee loans and escrow balances.

Provision (benefit) for income taxes

Provision for income taxes increased by $0.5 million, or 64.0%, to $1.4 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. This increase was primarily driven by an increase in pretax earnings, overall, as well as the mix of allocable earnings among legal entities taxed as corporations versus flow through.

Net income (loss) attributable to noncontrolling interests

Net loss attributable to noncontrolling interests was $0.3 million for the six months ended June 30, 2017 as compared to net loss attributable to noncontrolling interests of $0.6 million for the six months ended June 30, 2016.

Year ended December 31, 2016 compared to the year ended December 31, 2015

Revenues

Leasing and Other Commissions

Leasing and other commission revenues decreased by $25.9 million, or 4.8%, to $513.8 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The decrease resulted from a slow-down in leasing activity in the markets we serve.

Capital Markets

Capital markets revenue increased by $68.4 million, or 25.6%, to $335.6 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase was driven by our efforts in hiring talented real estate professionals, and the continued strength of the multifamily investment sales and debt markets.

Gains from Mortgage Banking Activities, Net

Gains from mortgage banking activities, net increased by $78.1 million, or 67.7%, to $193.4 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase was driven by an increase in GSE lending to $7.6 billion as compared to $4.8 billion in the year ago period. In 2016 and 2015, we recognized $124.4 million and $68.0 of non-cash gains, respectively, related to OMSRs.

Management Services, Servicing Fees and Other

Management services, servicing fees and other revenue increased $29.2 million, or 10.5%, to $307.2 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. $20.6 million of the increase was due to servicing fees as the servicing portfolio grew from $50.1 billion to $55.7 billion at the end of 2016. The remainder of the increase is due to management services resulting from acquisitions.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense increased by $33.7 million, or 4.1%, for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The main drivers of this increase were $31.5 million of additional payments directly related to the increase in revenues, and the remainder related to acquisitions and new hires.

Allocations of Net Income and Grant of Exchangeability to Limited Partnership Units

The Allocations of net income and grant of exchangeability to limited partnership units decreased by $69.9 million, or 49.1%, for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This decrease was primarily driven by a decrease of $83.7 million in exchangeability charges offset by a $13.8 million increase in allocations of net income to limited partnership units during the year ended December 31, 2016 as compared to the year ended June 30, 2015.

Operating, Administrative and Other

Operating, administrative and other expenses increased $23.0 million, or 14.2%, to $185.3 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This increase was primarily driven by a $4.1 million increase in interest expense on Berkeley Point’s warehouse line due to increased loan origination, and increases in occupancy, selling and promotional and other expenses associated with acquisitions and new hires.

Fees to Related Parties

Fees to related parties decreased by $0.5 million, or 2.5%, to $18.0 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Fees to related parties are allocations paid to BGC Partners and Cantor for administrative and support services.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2016 increased by $0.4 million, or 0.6%, to $72.2 million as compared to the year ended December 31, 2015. This increase is primarily driven by an increase in mortgage servicing rights amortization of $3.6 million, offset by a decrease in the amortization of intangible assets for the ARA and Cornish & Carey acquisitions. In 2016 and 2015, our expenses included $58.1 million and $54.5 million of MSR amortization, respectively.

Other Income (Losses), Net

Other income of $15.3 million in the year ended December 31, 2016 primarily relates to an adjustment of future earn-out payments that will no longer be required.

Interest Income, Net

Interest income, net is primarily related to interest income on employee loans.

Provision (benefit) for income taxes

Provision for income taxes increased by $10.6 million to $4.0 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015 which was a $6.6 million benefit. This change was primarily driven by pre-tax earnings in 2016 as compared to a pre-tax loss in 2015 , overall, as well as the mix of allocable earnings among legal entities taxed as a corporation versus flow through.

Net income (loss) attributable to noncontrolling interests

Net loss attributable to noncontrolling interests was $1.2 million for the year ended December 31, 2016 due to the allocation of losses to minority partners.

Year ended December 31, 2015

Revenues

Leasing and Other Commissions Services

Leasing and other commissions brokerage revenues of $539.7 million for the year ended December 31, 2015 represented 45.0% of the Company’s total revenues.

Capital Markets

Capital markets revenue of $267.2 million for the year ended December 31, 2015 represented 22.3% of the Company’s revenues. We expect the contribution of capital markets revenues to increase in the future as a result of our efforts in hiring talented real estate professionals.

Gains from Mortgage Banking Activities, Net

Gains from mortgage banking activities, net of $115.3 million for the year ended December 31, 2015 represented 9.6% of the Company’s revenues.

Management Services, Servicing Fees and Other

Management services, servicing fees and other revenue of $278.0 million for the year ended December 31, 2015 represented 23.1% of the Company’s revenues.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense includes $611.8 million directly correlated to revenues, $45.8 million related to the estimated recovery of employee loans and the remainder due to compensation and benefit costs for support and back office personnel.

Allocations of Net Income and Grant of Exchangeability to Limited Partnership Units

The Allocations of net income and grant of exchangeability to limited partnership units totaled $142.2 million for the year ended December 31, 2015.

Operating, Administrative and Other

Operating, administrative and other expenses consists of occupancy costs, professional and consulting, selling and promotional expense, insurance, office expenses and other expenses necessary to run our business and totaled $162.3 million in the year ended December 31, 2015.

Fees to Related Parties

Fees to related parties are allocations paid to BGC Partners and Cantor for administrative and support services and totaled $18.5 million for the year ended December 31, 2015.

Depreciation and Amortization

Depreciation expense was $7.3 million, amortization expense was $10.0 million and mortgage servicing rights amortization was $54.5 million for the year ended December 31, 2015.

Interest Income, Net

Interest income, net is primarily related to interest income on employee loans.

Provision (benefit) for income taxes

Provision (benefit) for income taxes was a benefit of $6.6 million for the year ended December 31, 2015. This benefit was driven by the pretax net loss incurred , overall, as well as the mix of allocable earnings among legal entities taxed as a corporation versus flow through.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests is related to income from entities with minority partners as of December 31, 2015.

Financial Position, Liquidity and Capital Resources

Overview

Historically, the primary source of liquidity for our business was the cash flow provided by our operations, which was transferred to BGC Partners to support its overall cash management strategy. Transfers of cash to and from BGC Partners’ cash management system have been reflected in related party receivables and payables in the historical combined balance sheets and in payments to and borrowings from related parties in the financing section of the combined statements of cash flows. Cash and equity issued for acquisitions have been reflected in BGC Partners’ net investment in the historical combined balance sheets and statement of changes in invested equity.

Upon the completion of this offering, we will maintain separate cash management and financing functions for operations. Additionally, our capital structure, long-term commitments and sources of liquidity will change significantly from our historical capital structure, long-term commitments and sources of liquidity. The cash balance on the date of the completion of this offering is expected to be approximately $                million. However, that amount could fluctuate based on the outcome of several of our current assumptions.

Prior to the closing of this offering, we expect to incur related party debt from BGC Partners in an aggregate principal amount of approximately $                million. Subsequent to this offering, we intend to replace this related party debt with new senior term loans (which may be secured or unsecured), new senior unsecured notes, other long- or short-term financing or a combination thereof in an aggregate principal amount of approximately $                 million.

We expect to pay $                million of the net proceeds of this offering to BGC Partners in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners.

We believe that our available cash and cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of sales growth, the expansion of our sales and marketing activities, our expansion into other markets and our results of operations. To the extent that existing cash, cash from operations and credit facilities are insufficient to fund our future activities, we may need to raise additional funds through public equity or debt financing.

Balance Sheet

Total Assets at June 30, 2017 and December 31, 2016 were $2,632.3 million and $2,534.7 million, respectively. Total assets increased by $97.6 million as compared to December 31, 2016. Total Liabilities at June 30, 2017 and December 31, 2016 were $1,550.6 million and $1,550.9 million, respectively. Total Liabilities decreased $0.3 million, as compared to December 31, 2016.

Liquidity

BGC Partners has funded our growth through contributing acquired companies and related party payables. The related party payables are net of related party receivables which were generated from our earnings as BGC Partners sweeps our excess cash to manage treasury centrally. Additionally, prior to its acquisition by BGC, Berkeley Point and its parent company, CCRE, loaned money to each other. The total net receivable to related parties at June 30, 2017 was $36.3 million as compared to a net payable at December 31, 2016 of $780.3 million. The net payable at December 31, 2016 includes $750.4 million of net borrowings from CCRE related to loans held for sale. These amounts were repaid during the six months ended June 30, 2017 and loans held for sale were financed from the warehouse notes payable, net at June 30, 2017. Fees to related parties and allocations of net income and grant of exchangeability to limited partnership units that are charged by BGC Partners and Cantor to Newmark are reflected as cash flows from operating activities in the Combined Statement of Cash Flows for each period presented. From January 1, 2015 through June 30, 2017, these fees and charges totaled $293.4 million. Additionally, prior to acquisition by BGC, Berkeley Point loaned excess cash to CCRE to fund CCRE’s lending business. These amounts are presented as investing activities on the statement of cash flows for all periods presented. All other amounts sent to or from BGC Partners are reflected as cash flows from financing activities in the Combined Statement of Cash Flows for each period presented.

For the six months ended June 30, 2017 net cash provided by operating activities was $189.6 million and for the 12 months ended December 31, 2016, net cash used in operating activities was $646.7 million. Cash flows from operating activities included $24.4 million and $47.0 million of cash paid to BGC Partners related to grant of exchangeability to limited partnership units, respectively. After the completion of this offering and the distribution, these charges will become non-cash in nature and therefore will be excluded from cash outflows from operating activities. We expect to generate cash flows from operations to fund our business operations and growth strategy to meet our short-term liquidity requirements, which we define as the next 12 months. We also expect that proceeds from this offering and new debt financing, combined with cash flows from operations, will be sufficient to fund our operations, growth strategy and dividends and distributions to meet our long-term liquidity requirements.

In connection with the separation, we expect to receive up to approximately 10.9 million Nasdaq shares over time, which were valued at over $                million based on the closing price of a share of common stock of Nasdaq on                . The value of the Nasdaq shares yet to be received are not reflected in our liquidity position or on our overall balance sheet. The receipt of the Nasdaq shares will be reflected in our earnings or other comprehensive income (loss) and is expected to result in increases in our liquidity.

Cash Flows for the Six Months Ended June 30, 2017

For the six months ended June 30, 2017, we generated cash from operations of $189.6 million. We had net income of $92.2 million, $115.3 million of positive adjustments to reconcile net income to net cash used in operating activities, and $17.9 million of negative changes in operating assets and liabilities. $140.5 million of the positive adjustments to reconcile net income to net cash provided by operating activities was related to loans held for sale. The negative change in operating assets and liabilities were driven by a $17.8 million increase in loans and forgivable loans primarily paid to brokers. We used $139.9 million in net investing activities for the period ended June 30, 2017, primarily related to net excess cash of $130.0 million that Berkeley Point loaned to its then parent, CCRE to fund CCRE loans. We used $20.6 million of cash from financing activities. We borrowed $675.9 million on our warehouse lines to fund loans held for sale and repaid $685.1 million, net to related parties. We also paid $10.5 million for acquisition earn-outs during the period.

Cash Flows for the Six Months Ended June 30, 2016

For the six months ended June 30, 2016, we used $219.1 million of cash from operations. We had net income of $52.0 million, $198.7 million of negative adjustments to reconcile net income to net cash provided by operating activities, and $71.2 million of negative changes in operating assets and liabilities. $190.4 million of the negative adjustments to reconcile net income to net cash provided by operating activities was related to loans held for sale. The negative change in operating assets and liabilities was driven by an $89.8 million increase in loans and forgivable loans primarily paid to brokers, partially offset by a $19.7 million positive change in operating assets and liabilities as a result of a reduction in our days sales outstanding while at the same time increasing our days payable. We used $10.9 million of cash for investing activities primarily related to fixed asset purchases, and generated $233.8 million in financing activities primarily due to $392.9 million of net related party borrowing, partially offset by $156.1 million of net repayments on the warehouse line.

Cash Flows for the Year Ended December 31, 2016

For the year ended December 31, 2016, we used $646.3 million of cash from operations. We had net income of $167.2 million, $759.6 million of negative adjustments to reconcile net income to net cash provided by operating activities, and $53.9 million of negative changes in operating assets and liabilities. $714.3 million of the negative adjustments to reconcile net income to net cash provided by operating activities was related to loans held for sale. The negative change in operating assets and liabilities was driven by a $118.2 million increase in loans and forgivable loans primarily paid to brokers, partially offset by a $63.4 million positive change in operating assets and liabilities as a result of a reduction in our days sales outstanding while at the same time increasing our days payable. We used $34.4 million of cash for investing activities primarily related to fixed asset purchases, and generated $636.0 million in financing activities primarily due to net borrowings of $751.1 million from related parties, partially offset by $101.7 million of net repayments on the warehouse line and earn-out payments for our acquisitions.

Cash Flows for the Year Ended December 31, 2015

For the year ended December 31, 2015, we generated $387.2 million of cash from operations. We had net loss of $2.7 million, $465.1 million of positive adjustments to reconcile net income to net cash provided by operating activities, and $75.2 million of negative changes in operating assets and liabilities. $423.6 million of the positive adjustments to reconcile net income to net cash provided by operating activities was related to loans held for sale. The negative change in operating assets and liabilities was primarily driven by a $80.2 million increase in loans and forgivable loans primarily paid to brokers. We used $18.7 million of cash for investing activities primarily related to fixed asset purchases and purchases of mortgage servicing rights, and used $351.1 million in financing activities primarily due to net repayments of $418.5 million on the warehouse line, partially offset by net borrowings of $78.1 million from related parties.

Contractual Obligations and Commitments

The following table summarizes certain of our contractual obligations at June 30, 2017 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases(1)	$353,568	$40,627	$71,320	$63,922	$177,699

Total contractual obligations	$353,568	$40,627	$71,320	$63,922	$177,699

(1)	Operating leases are related to rental payments under various non-cancelable leases principally for office space, net of sublease payments to be received. The total amount of sublease payments to be received is approximately $3.5 million over the life of the agreements.

Critical Accounting Policies

The preparation of our combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in our combined financial statements. We believe that of our significant accounting policies, the following policies involve a higher degree of judgment and complexity.

Revenue Recognition

We derive our revenues primarily through commissions from brokerage services, gains from mortgage banking activities, net, revenues from real estate management services, servicing fees and other revenues. We recognize revenue when four basic criteria have been met:

•	existence of persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed and determinable; and

•	collectability is reasonably assured.

The judgments involved in revenue recognition include determining the appropriate time to recognize revenue. In particular, we evaluate our transactions to determine whether contingencies exist that may impact the timing of revenue recognition.

Equity-Based and Other Compensation

Discretionary Bonus: A portion of our compensation and employee benefits expense comprises discretionary bonuses, which may be paid in cash, equity, partnership awards or a combination thereof. We accrue expense in a period based on revenues in that period and on the expected combination of cash, equity and partnership units. Given the assumptions used in estimating discretionary bonuses, actual results may differ.

Restricted Stock Units: We account for equity-based compensation under the fair value recognition provisions of the Financial Accounting Standards Board (which we refer to as “FASB”). Restricted stock units (which we refer to as “RSUs”) provided to certain employees are accounted for as equity awards, and as per FASB guidance, we are required to record an expense for the portion of the RSUs that is ultimately expected to vest. FASB guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Because significant assumptions are used in estimating employee turnover and associated forfeiture rates, actual results may differ from our estimates under different assumptions or conditions.

The fair value of RSU awards to employees is determined on the date of grant, based on the market value of BGC Partners’ Class A common stock. Generally, RSUs granted by us as employee compensation do not receive dividend equivalents; as such, we adjust the fair value of the RSUs for the present value of expected forgone dividends, which requires us to include an estimate of expected dividends as a valuation input. This grant-date fair value is amortized to expense ratably over the awards’ vesting periods. For RSUs with graded vesting features, we have made an accounting policy election to recognize compensation cost on a straight line basis. The amortization is reflected as non-cash equity-based compensation expense in our combined statements of operations.

Restricted Stock: Restricted stock provided to certain employees is accounted for as an equity award, and as per FASB guidance, we are required to record an expense for the portion of the restricted stock that is ultimately expected to vest. We have granted restricted stock that is not subject to continued employment or service; however, transferability is subject to compliance with our and our affiliates’ customary non-compete obligations. Such shares of restricted stock are generally saleable by partners in five to 10 years. Because the restricted stock is not subject to continued employment or service, the grant-date fair value of the restricted stock is expensed on the date of grant. The expense is reflected as non-cash equity-based compensation expense in our combined statements of operations.

Limited Partnership Units: Limited partnership units in BGC Holdings are generally held by employees. Generally such units receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. As discussed above, preferred units in BGC Holdings are not entitled to participate in partnership distributions other than with respect to a distribution at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation. The quarterly allocations of net income to such limited partnership units are reflected as a component of compensation expense under “Allocations of net income and grants of exchangeability to limited partnership units” in our combined statements of operations. Certain of these limited partnership units entitle the holders to receive post-termination payments equal to the notional amount in four equal yearly installments after the holder’s termination. These limited partnership units are accounted for as post-termination liability awards. Accordingly, we recognize a liability for these units on our combined statements of financial condition as part of “Accrued compensation” for the amortized portion of the post-termination payment amount, based on the current fair value of the expected future cash payout. We amortize the post-termination payment amount, less an expected forfeiture rate, over the vesting period, and record an expense for such awards based on the change in value at each reporting period in our combined statements of operations as part of “Compensation and employee benefits.”

Certain limited partnership units in BGC Holdings are granted exchangeability into BGC Partners Class A common stock on a one-for-one basis (subject to adjustment). At the time exchangeability is granted, we recognize an expense based on the fair value of the award on that date, which is included in “Allocations of net income and grants of exchangeability to limited partnership units” in our combined statements of operations.

Employee Loans: We have entered into various agreements with certain of our employees and partners whereby these individuals receive loans that may be either wholly or in part repaid from distributions that the individuals receive on some or all of their limited partnership interests or may be forgiven over a period of time. Cash advance distribution loans are documented in formal agreements and are repayable in timeframes outlined in the underlying agreements. We intend for these advances to be repaid in full from the future distributions on existing and future awards granted. The distributions are treated as compensation expense when made and the proceeds are used to repay the loan. The forgivable portion of any loans is recognized as compensation expense in our combined statements of operations over the life of the loan. We review the loan balances each reporting period for collectability. If we determine that the collectability of a portion of the loan balances is not expected, we recognize a reserve against the loan balances. Actual collectability of loan balances may differ from our estimates.

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in FASB guidance, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is periodically tested for impairment. We review goodwill for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount.

When reviewing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment are not conclusive, or if we choose to bypass the qualitative assessment, we perform a goodwill impairment analysis using a two-step process. Our single reporting unit for real estate services had associated goodwill balances as of June 30, 2017 of $419.8 million.

The first step of the process involves comparing each reporting unit’s estimated fair value with its carrying value, including goodwill. To estimate the fair value of the reporting units, we use a discounted cash flow model and data regarding market comparables. The valuation process requires significant judgment and involves the use of significant estimates and assumptions. These assumptions include cash flow projections, estimated cost of capital and the selection of peer companies and relevant multiples. Because significant assumptions and estimates are used in projecting future cash flows, choosing peer companies and selecting relevant multiples, actual results may differ from our estimates under different assumptions or conditions. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is deemed not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of potential impairment.

The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated a potential impairment may exist. The implied fair value of goodwill is determined by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identified intangibles. Events such as economic weakness, significant declines in operating results of reporting units, or significant changes to critical inputs of the goodwill impairment test (e.g., estimates of cash flows or cost of capital) could cause the estimated fair value of our reporting units to decline, which could result in an impairment of goodwill in the future.

Income Taxes

We account for income taxes using the asset and liability method as prescribed in FASB guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Pursuant to FASB guidance on Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement on Accounting for Income Taxes, we provide for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because significant assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from our estimates under different assumptions or conditions. We recognize interest and penalties related to income tax matters in “Interest income (expense), net” and “Other income (loss),” respectively, in our combined statement of operations.

A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, the existence of cumulative losses in the most recent fiscal years, estimates of future taxable income and the feasibility of tax planning strategies.

The measurement of current and deferred income tax assets and liabilities is based on provisions of enacted tax laws and involves uncertainties in the application of tax regulations in the United States and other tax jurisdictions. Because our interpretation of complex tax law may impact the measurement of current and deferred income taxes, actual results may differ from these estimates under different assumptions regarding the application of tax law.

Derivative Financial Instruments

We have loan commitments to extend credit to third parties. The commitments to extend credit are for mortgage loans at a specific rate (rate lock commitments). These commitments generally have fixed expiration dates or other termination clauses and may require a fee. We are committed to extend credit to the counterparty as long as there is no violation of any condition established in the commitment contracts.

We simultaneously enter into an agreement to deliver such mortgages to third party investors at a fixed price (forward sale contracts).

Both the commitment to extend credit and the forward sale commitment qualify as derivative financial instruments. We recognize all derivatives on the combined balance sheets as assets or liabilities measured at fair value. The change in the derivatives fair value is recognized in current period earnings.

Qualitative and Quantitative Factors about Market Risk

Interest Rate Risk

Prior to the closing of this offering, we expect to incur related party debt from BGC Partners in an aggregate principal amount of approximately $                million. Subsequent to this offering, we intend to replace this related party debt with new senior term loans (which may be secured or unsecured), new senior unsecured notes, other long- or short-term financing or a combination thereof in an aggregate principal amount of approximately $                 million. While the terms of these borrowings, including the interest rates, have not yet been determined, our interest income expense could be exposed to changes in interest rates. In that event, we may enter into interest rate swap agreements to attempt to hedge the variability of future interest payments due to changes in interest rates.

Berkeley Point is an intermediary that originates loans which are generally pre-sold prior to loan closing. Therefore, for loans held for sale to the GSEs and HUD, we are not currently exposed to unhedged interest rate risk. Prior to closing on loans with borrowers, we enter into agreements to sell the loans to investors, and originated loans are typically sold within 45 days of funding. The coupon rate for each loan is set concurrently with the establishment of the interest rate with the investor.

Some of our assets and liabilities are subject to changes in interest rates. Earnings from escrows are generally based on LIBOR. 30-day LIBOR as of                was                basis points. A 100-basis point increase in the 30-day LIBOR would increase our annual earnings by approximately $                million based on our escrow balance as of                compared to $                million based on our escrow balance as of                . A decrease in 30-day LIBOR to zero would decrease our annual earnings by approximately $                million based on the escrow balance as of                compared to $                million based on our escrow balance as of                .

We use warehouse facilities and a repurchase agreement to fund loans we originate under our various lending programs. The borrowing costs of our warehouse facilities and the repurchase agreement is based on LIBOR. A 100-basis point increase in 30-day LIBOR would decrease our annual net interest income by approximately $                million based on our outstanding balances as of                compared to $                million based on our outstanding balances as of                . A decrease in 30-day LIBOR to zero would increase our annual earnings by approximately $                million based on our outstanding warehouse balance as of                compared to $                million as of                .

Foreign Currency Risk

We are exposed to risks associated with changes in foreign exchange rates. Changes in foreign exchange rates create volatility in the U.S. Dollar equivalent of our revenues and expenses. While our international results of operations, as measured in U.S. Dollars, are subject to foreign exchange fluctuations, we do not consider the related risk to be material to our results of operations. While our exposure to foreign exchange risk is not currently material to us, we expect to grow our international revenues in the future, and any future potential exposure to foreign exchange fluctuations may present a material risk to our business.

STRUCTURE OF NEWMARK

Our Restructuring

We are NRE Delaware, Inc., a Delaware corporation formed on November 18, 2016. We currently have nominal assets and operations. We were formed for the purpose of becoming a public company conducting the operations of BGC Partners’ Real Estate Services businesses including Newmark and Berkeley Point.

Through the following series of transactions prior to and following the completion of this offering, we will become a separate publicly-traded company, the majority of issued and outstanding shares of which we expect to be owned by the stockholders of BGC Partners:

•	Prior to the completion of this offering, the separation and contribution pursuant to which members of the BGC group will transfer substantially all of the assets and liabilities of the BGC Partners’ Real Estate Services segment, including Newmark, Berkeley Point and the right to receive the Nasdaq shares, to us, and various types of interests of Newmark Holdings will be issued to holders of interests of BGC Holdings in proportion to such interests of BGC Holdings held by such holders immediately prior thereto;

•	Concurrently with the separation and contribution, we will enter into the financing transactions described under “—The Financing Transactions” below; and

•	Following the completion of this offering, the distribution by BGC Partners of the shares of our common stock held thereby to its stockholders described under “—The Distribution” below.

The types of interests in Newmark, Newmark Holdings and Newmark OpCo outstanding following the completion of the separation are described under “—Structure of Newmark Following the Separation” below.

The Separation and Contribution

Prior to the completion of this offering, pursuant to the separation and distribution agreement, members of the BGC group will transfer substantially all of the assets and liabilities of the BGC group relating to BGC Partners’ Real Estate Services segment, including Newmark, Berkeley Point and the right to receive the Nasdaq shares, to us. Prior to the separation, the BGC group held all of the historical assets and liabilities related to our business.

In connection with the separation, Newmark Holdings limited partnership interests, Newmark Holdings founding partner interests, Newmark Holdings working partner interests and Newmark Holdings limited partnership units will be issued to holders of BGC Holdings limited partnership interests, BGC Holdings founding partner interests, BGC Holdings working partner interests and BGC Holdings limited partnership units in proportion to such interests of BGC Holdings held by such holders immediately prior to the separation in a distribution intended to be tax-free for U.S. federal income tax purposes.

We will also enter into a tax matters agreement with BGC Partners that will govern the parties’ respective rights, responsibilities and obligations after the separation with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, tax elections, assistance and cooperation in respect of tax matters and certain other tax matters. We will also enter into an administrative services agreement with Cantor and a transition services agreement with BGC Partners, which services agreements will govern the provision by Cantor and BGC Partners of various services to us, and our provision of various services to Cantor and BGC Partners, on a transitional basis and at a cost generally based on the actual cost incurred by the party providing such services.

The Financing Transactions

As a result of the separation and contribution, we will maintain separate cash management and financing functions for operations. Additionally, our capital structure, long-term commitments and sources of liquidity will change significantly from our historical capital structure, long-term commitments and sources of liquidity. Prior to the closing of this offering, we expect to incur related party debt from BGC Partners in an aggregate principal amount of approximately $            million. Subsequent to this offering, we intend to replace this related party debt with new senior term loans (which may be secured or unsecured), new senior unsecured notes, other long- or short-term financing or a combination thereof in an aggregate principal amount of approximately $             million.

We expect to pay $            million of the net proceeds of this offering to BGC Partners in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners.

The Distribution

BGC Partners has advised us that it currently expects to pursue a distribution to its stockholders of all of the shares of our common stock that it will own upon the completion of this offering in a manner that is intended to qualify as tax-free for U.S. federal income tax purposes. As currently contemplated, shares of our Class A common stock held by BGC Partners would be distributed to the holders of shares of Class A common stock of BGC Partners and shares of our Class B common stock held by BGC Partners would be distributed to the holders of shares of Class B common stock of BGC Partners (which are currently Cantor and another entity controlled by Mr. Lutnick). The determination of whether, when and how to proceed with any such distribution is entirely within the discretion of BGC Partners. The shares of our common stock that BGC Partners will own upon the completion of this offering will be subject to the 180-day “lock-up” period contained in the underwriting agreement for this offering. See “Underwriting (Conflicts of Interest).”

Structure of Newmark Following the Separation

As of immediately after this offering, there will be                 shares of our Class A common stock outstanding, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of which will be issued and outstanding as of immediately after this offering, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. BGC Partners will hold                 shares of our Class A common stock after this offering representing approximately     % of our outstanding Class A common stock, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of our Class A common stock representing approximately     % of our outstanding Class A common stock, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. Each share of Class A common stock is generally entitled to one vote on matters submitted to a vote of our stockholders. In addition, as of immediately after the offering, BGC Partners will hold                 shares of our Class B common stock representing all of the outstanding shares of our Class B common stock. Together, the shares of Class A common stock and Class B common stock held by BGC Partners after this offering will represent approximately     % of our voting power, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and approximately     % of our voting power, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. Each share of Class B common stock is generally entitled to the same rights as a share of Class A common stock, except that, on matters submitted to a vote of our stockholders, each share of Class B common stock is entitled to 10 votes. The Class B common stock generally votes together with the Class A common stock on all matters submitted to a vote of our stockholders.

We hold the Newmark Holdings general partnership interest and the Newmark Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of Newmark Holdings and serve as the general partner of Newmark Holdings, which entitles us to control Newmark Holdings. Newmark Holdings, in turn, holds the Newmark OpCo general partnership interest and the Newmark OpCo special voting limited partnership interest, which entitle Newmark Holdings to remove and appoint the general partner of Newmark OpCo and serve as the general partner of Newmark OpCo, which entitles Newmark Holdings (and thereby us) to control Newmark OpCo. In addition, as of immediately after this offering, we will indirectly, through wholly owned subsidiaries, hold Newmark OpCo limited partnership interests consisting of approximately                 units, representing approximately     % of the outstanding Newmark OpCo limited partnership interests, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, or consisting of approximately                 units, representing approximately     % of the outstanding Newmark OpCo limited partnership interests, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. We are a holding company that will hold these interests, serve as the general partner of Newmark Holdings and, through Newmark Holdings, act as the general partner of Newmark OpCo. As a result of our ownership of the general partnership interest in Newmark Holdings and Newmark Holdings’ general partnership interest in Newmark OpCo, we will consolidate Newmark OpCo’s results for financial reporting purposes.

Cantor, founding partners, working partners and limited partnership unit holders will directly hold Newmark Holdings limited partnership interests. Newmark Holdings, in turn, will hold Newmark OpCo limited partnership interests and, as a result, Cantor, founding partners, working partners and limited partnership unit holders indirectly will have interests in Newmark OpCo limited partnership interests.

The Newmark Holdings limited partnership interests held by Cantor will be designated as Newmark Holdings exchangeable limited partnership interests. The Newmark Holdings limited partnership interests held by the founding partners will be designated as Newmark Holdings founding partner interests. As of the completion of this offering, we expect to have 157 founding partners holding 12,722,552 founding partner units. The Newmark Holdings limited partnership interests held by the working partners will be designated as Newmark Holdings working partner interests. The Newmark Holdings limited partnership interests held by the limited partnership unit holders will be designated as limited partnership units.

The Newmark Holdings limited partnership interests held by Cantor will be generally exchangeable with us for Class B common stock (or, at Cantor’s option or if there are no additional authorized but unissued shares of Class B common stock, Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments), subject to the limitation on exchanges prior to the distribution as described below.

As of immediately after this offering,                 founding partner interests will be outstanding. These founding partner interests will be issued in the separation to holders of BGC Holdings founding partner interests, who received such founding partner interests in connection with the separation of BGC Partners from Cantor in 2008. The Newmark Holdings limited partnership interests held by founding partners will not be exchangeable with us unless (1) Cantor acquires such interests from Newmark Holdings upon termination or bankruptcy of the founding partners or redemption of their units by Newmark Holdings (which it has the right to do under certain circumstances), in which case such interests will be exchangeable with us for our Class A common stock or Class B common stock as described above, or (2) Cantor determines that such interests can be exchanged by such founding partners with us for our Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or the rights of our subsidiaries (it being understood that our obligation to deliver shares of our Class A common stock upon exchange will not be deemed to diminish or adversely affect our rights or the rights of our subsidiaries) (which exchange of certain interests Cantor expects to permit from time to time). Cantor has provided that certain founding partner interests are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), as described in “Certain Relationships and Related-Party Transactions—Amended and Restated Newmark Holdings Limited Partnership Agreement—Exchanges” in accordance with the terms of the Newmark Holdings limited partnership agreement. Once a Newmark Holdings founding partner interest becomes exchangeable, such founding partner interest is automatically exchanged for our Class A common stock upon termination or bankruptcy of such partner or upon redemption by Newmark Holdings.

Further, we provide exchangeability for partnership units under other circumstances in connection with (1) our partnership redemption, compensation and restructuring programs, (2) other incentive compensation arrangements and (3) business combination transactions.

As of immediately after this offering,                 working partner interests will be outstanding. Working partner interests will not be exchangeable with us unless otherwise determined by us with the written consent of a Newmark Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the Newmark Holdings limited partnership agreement.

As of immediately after this offering,                 limited partnership units will be outstanding. Limited partnership units will be only exchangeable with us in accordance with the terms and conditions of the grant of such units, which terms and conditions are determined in our sole discretion, as the Newmark Holdings general partner, with the consent of the Newmark Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the Newmark Holdings limited partnership agreement.

As a result of the issuance of limited partnership interests of Newmark Holdings in connection with the separation, each holder of BGC Holdings limited partnership interests will hold a BGC Holdings limited partnership interest and a corresponding Newmark Holdings limited partnership interest for each BGC Holdings limited partnership interest held thereby immediately prior to the separation. The BGC Holdings limited partnership interests and Newmark Holdings limited partnership interests will each be entitled to receive cash distributions from BGC Holdings and Newmark Holdings, respectively, in accordance with the terms of such partnership’s respective limited partnership agreement. We currently expect that the combined cash distributions to a holder of one BGC Holdings limited partnership interest and one Newmark Holdings limited partnership interest following the separation will equal the cash distribution payable to a holder of one BGC Holdings limited partnership interest immediately prior to the separation.

Notwithstanding the foregoing, prior to the distribution, without the prior consent of BGC Partners, no Newmark Holdings limited partnership interests shall be exchangeable into our shares of common stock. Prior to the distribution, unless otherwise agreed by BGC Partners, in order for a partner to exchange an exchangeable limited partnership interest in BGC Holdings or Newmark Holdings into a share of common stock of BGC Partners, such partner must exchange both one BGC Holdings exchangeable limited partnership interest and one Newmark Holdings exchangeable limited partnership interest for one share of BGC Partners common stock. Prior to the distribution, to the extent that BGC Partners receives any Newmark OpCo units as a result of any such exchange of Newmark Holdings exchangeable limited partnership interests (as described in “Certain Relationships and Related-Party Transactions—Amended and Restated Newmark Holdings Limited Partnership Agreement—Exchanges”), then BGC Partners will contribute such Newmark OpCo units to us in exchange for an equal number of shares of our common stock (with the class of shares of our common stock corresponding to the class of shares of common stock that BGC Partners issued upon such exchange).

The one-for-one exchange ratio between Newmark Holdings limited partnership interests and our common stock reflects that, currently, one Newmark Holdings limited partnership interest and one share of our common stock represent an equivalent indirect economic interest in the income stream of Newmark OpCo. However, depending on our dividend policy, the distribution policy of Newmark Holdings and other reasons, this ratio between Newmark Holdings limited partnership interests and our common stock could change. See “Dividend Policy.” In addition, such a one-for-one ratio enhances the ease of comparing and understanding our per share amounts and Newmark OpCo per unit amounts.

With each exchange, our direct and indirect (and, prior to the distribution and as described above, BGC Partners’ indirect) interest in Newmark OpCo will proportionately increase because, immediately following an exchange, Newmark Holdings will redeem the Newmark Holdings unit so acquired for the Newmark OpCo limited partnership interest underlying such Newmark Holdings unit.

The profit and loss of Newmark OpCo and Newmark Holdings, as the case may be, are allocated based on the total number of Newmark OpCo units and Newmark Holdings units, as the case may be, outstanding. The following diagram illustrates the ownership structure of Newmark immediately after the completion of this offering. The following diagram does not reflect the various subsidiaries of ours, Newmark OpCo, Newmark Holdings, BGC Partners or Cantor, or the results of any exchange of Newmark Holdings exchangeable limited partnership interests or, to the extent applicable, Newmark Holdings founding partner interests, Newmark Holdings working partner interests or Newmark Holdings limited partnership units:

Post-IPO Diagram

*	Shares of Class B common stock are convertible into shares of Class A common stock at any time in the discretion of the holder on a one-for-one basis. Accordingly, if BGC Partners converted all of its Class B common stock into Class A common stock, BGC Partners would hold % of the voting power and the public stockholders would hold % of the voting power (and the indirect economic interests in Newmark OpCo would remain unchanged).

Structure of Newmark Following the Distribution

BGC Partners has advised us that it currently expects to pursue a distribution to its stockholders of all of the shares of our common stock that it will own upon the completion of this offering in a manner that is intended to qualify as tax-free for U.S. federal income tax purposes. As currently contemplated, shares of our Class A common stock held by BGC Partners would be distributed to the holders of shares of Class A common stock of BGC Partners and shares of our Class B common stock held by BGC Partners would be distributed to the holders of shares of Class B common stock of BGC Partners (which are currently Cantor and another entity controlled by Mr. Lutnick). The determination of whether, when and how to proceed with any such distribution is entirely within the discretion of BGC Partners. See “Certain Relationships and Related-Party Transactions—Separation and Distribution Agreement—The Distribution.” The shares of our common stock that BGC Partners will own upon the completion of this offering will be subject to the 180-day “lock-up” period contained in the underwriting agreement for this offering. See “Underwriting (Conflicts of Interest).” To account for potential changes in the number of shares of Class A common stock and Class B common stock of BGC Partners and Newmark between this offering and the distribution, and to ensure that the distribution (if it occurs) is pro rata to the stockholders of BGC Partners, immediately prior to the distribution, BGC Partners will convert any shares of Class B common stock of Newmark beneficially owned by BGC Partners into shares of Class A common stock of Newmark, or exchange any shares of Class A common stock of Newmark beneficially owned by BGC Partners for shares of Class B common stock of Newmark, so that the ratio of shares of Class B common stock of Newmark held by BGC Partners to the shares of Class A common stock of Newmark held by BGC Partners, in each case as of immediately prior to the distribution and on a fully diluted basis, equals the ratio of shares of outstanding Class B common stock of BGC Partners to the shares of outstanding Class A common stock of BGC Partners, in each case as of the record date of the distribution and on a fully diluted basis.

The following diagram illustrates the ownership structure of Newmark immediately after the completion of the distribution, assuming it occurs and assuming that there are no new issuances of shares of Class A common stock and Class B common stock of BGC Partners and Newmark following this offering and prior to the distribution. The following diagram does not reflect the various subsidiaries of ours, Newmark OpCo, Newmark Holdings, BGC Partners or Cantor, or the results of any exchange of Newmark Holdings exchangeable limited partnership interests or, to the extent applicable, Newmark Holdings founding partner interests, Newmark Holdings working partner interests or Newmark Holdings limited partnership units:

Post-Distribution Diagram

Cantor Fitzgerald, L.P.
Public Stockholders (including IPO stockholders and distribution recipients)
• Class A common stock (% of economics and % of voting power of Newmark) and Class B common stock (% of economics and % of voting power of Newmark)
• % indirect economic interest in Newmark OpCo
• Class A common stock (% of economics and % of voting power of Newmark)
• % indirect economic interest in Newmark OpCo
• Limited Partnership Interests (34.3% of economics of Newmark Holdings)
• % indirect economic interest in Newmark OpCo
Newmark
• General Partner Interests (controlling interest)
• Special Voting Limited Partnership Interest
Limited Partners
• Limited Partnership Interests (65.7% of economics of Newmark Holdings)
• % indirect economic interest in Newmark OpCo
Newmark Holdings
• General Partner Interests (controlling interest)
• Special Voting Limited Partnership Interest
• Limited Partnership Interest (% of economics of Newmark OpCo)
Limited Partnership Interest (% of economics of Newmark OpCo)
Newmark OpCo
• Majority of all outstanding voting Interests in each Newmark OpCo Operating Subsidiary
• Majority Equity Interests
Operating Subsidiaries
Other Entities

You should read “Risk Factors,” “Certain Relationships and Related-Party Transactions” and “Description of Capital Stock,” for additional information about our corporate structure and the risks posed by this structure.

BUSINESS

Our Business

We are a leading commercial real estate services firm. We offer commercial real estate tenants, owner-occupiers, investors and developers a wide range of services, including leasing and corporate advisory services, investment sales, commercial mortgage brokerage, loan origination and servicing, consulting, appraisal and valuation, project management, and property and facilities management services. We offer these services to clients in a broad range of products, including office, retail, industrial, multifamily, student housing, hotels, data center, healthcare, self-storage, land, condominium conversions, subdivisions and special use. Our clients vary greatly in size and complexity and include many of the world’s largest commercial property owners, real estate developers and investors, as well as Fortune 500 and Forbes Global 2000 companies. We have more than 4,500 employees and independent contractors, including approximately 1,500 brokers and commissioned sales people, operating out of approximately 120 offices. We generate revenues from commissions on leasing and capital markets transactions, gains from mortgage banking activities on loans and related servicing fees over the life of each loan, management fees on a contractual and per project basis and consulting fees.

We provide comprehensive beginning-to-end corporate services solutions for our clients through GCS. GCS makes businesses more profitable by optimizing real estate, technology and human capital. Through the use of superior technology and dedicated expert consulting, we seek to be an important value creator for clients worldwide, fundamentally transforming our industry through the use of our advanced technology tool, VISION.

In capital markets, we provide real estate investor and owner clients with strategic solutions to their real estate capital interests across real estate product types. We offer a broad range of services, including investment sales, mortgage brokerage and entity level equity financing, loan origination and servicing and valuation and appraisal services. We recently expanded our capital markets capabilities through the strategic addition of many prolific, accomplished capital markets brokers in key markets throughout the United States. In the multifamily sector, we operate one of the largest full-service investment brokerage operations in the United States focused exclusively on multifamily investment sales and have recently combined that expertise with our GSE lender, Berkeley Point. We expect the combination of Berkeley Point, our multifamily investment sales business and our commercial mortgage brokerage business to generate substantial revenue synergies across the platforms. Our capital markets business, including our GSE lending business, has grown at a compounded annual rate of 84% during the 36 months ended June 30, 2017.

Our service offerings to owners of real estate drive growth throughout the life cycle of each client-owned real estate asset for which we provide best-in-class agency leasing and property management during the ownership period. We also provide investment sales and arrange debt and equity financing to assist owners in maximizing the return on investment in each of their real estate assets. Specifically with respect to multifamily assets, we are a leading GSE lender by loan origination volume, providing best in class financing options. We have also begun a dramatic expansion of our valuation and appraisal business from which we will drive significant growth, particularly in conjunction with our increasingly robust capital markets platform.

Since 2011, our revenues have increased by more than 550%. Approximately 57% of this growth was from acquisitions, and the remaining amount was attributable to organic growth of our business. This growth can be attributed to our commitment to developing long-term relationships with our clients, our strategic approach to developing and deploying technology, the addition, training and commitment of world-class real estate talent and our expansion of our various product lines. In the past five years, in addition to our acquisition of Berkeley Point, we have acquired approximately 30 companies, including leading brokerage firms in such dynamic markets as San Francisco/Silicon Valley, Denver, Philadelphia, Houston, Dallas and Atlanta. Outside of the United States, we recently acquired a full service real estate firm in Mexico City, a significant market. In addition, we have concentrated on expanding our service offerings through targeted hiring and acquisitions in key service lines. Recent areas of focus include capital markets, GSE lending and servicing, multifamily investment sales, retail brokerage, consulting and technology, and appraisal and valuation. To complement and drive future growth opportunities within our GCS business, we are leveraging our capabilities in providing innovative front-end real estate technology solutions to cross sell other corporate services to those clients, including leasing services, project management, facilities management and lease administration services. Through our Excess Space brand, we focus our business model on disposition, lease restructuring and lease renewal services for retailers nationwide, and the formation of our National Retail Advisory Group represents millions of square feet for lifestyle brands and lifestyle retail centers across the country.

Our History

Newmark & Co. was formed in 1929 in New York City. Newmark & Co. expanded organically throughout the U.S. into a leading real estate brokerage and advisory firm primarily serving corporate and institutional clients. In 2005, Newmark & Co. entered into an alliance with London-based Knight Frank to facilitate client coverage outside of the Americas and became known as “Newmark Knight Frank” in the United States. Our business was created through the acquisition by BGC Partners of Newmark & Co. and certain of its affiliates in 2011. Since 2012, we have grown organically and through acquisitions by BGC Partners as follows:

•	acquisition of the pre-eminent commercial real estate services firm in Northern California, Cornish & Carey Commercial. We now operate in Northern California as “Newmark Cornish & Carey”;

•	acquisition of substantially all of the assets of Grubb & Ellis Company and certain of its affiliates, a full-service national commercial real estate platform of property management, facilities management and brokerage services, which were integrated with Newmark & Co. and certain of its affiliates;

•	acquisition of member companies affiliated under the Apartment Realty Advisors brand, a privately held, full-service investment brokerage network focusing exclusively on the multifamily industry. Collectively, ARA was a leader in multifamily investment brokerage and we now operate our multifamily investment brokerage practice as “ARA, a Newmark Company”;

•	acquisition of Computerized Facility Integration, LLC, a real estate strategic consulting and systems integration firm that provides corporate real estate, facilities management, and enterprise asset management information consulting and technology solutions;

•	acquisition of a commercial real estate services firm, Denver-based Frederick Ross Company;

•	acquisition of a commercial real estate services firm, Philadelphia-based Smith Mack;

•	acquisition of Excess Space Retail Services, Inc., a real estate advisory firm that focuses its business model around surplus real estate disposition and lease restructuring for retailers; and

•	acquisitions of Steffner Commercial Real Estate, LLC, a full-service commercial real estate advisory practice in the metropolitan Memphis region, and Cincinnati Commercial Real Estate, Inc., which provides services in office, industrial and retail leasing and investment sales.

In 2016 and 2017, we have completed the following acquisitions:

•	acquisition of Berkeley Point, which focuses on origination, funding, sale and servicing of multifamily and commercial mortgage loans, including loans with GSEs.

•	acquisition of Rudesill-Pera Multifamily, LLC, a multifamily brokerage firm operating in Memphis and the Mid-South region;

•	acquisition of The CRE Group, Inc., a San Francisco-based project and development management firm;

•	acquisition of Continental Realty, Ltd., a full service brokerage based in Columbus, Ohio;

•	acquisition of NGKF, S.A. de C.V., a full service brokerage and former Newmark licensee based in Mexico City;

•	acquisition of Walchle Lear Multifamily Advisors, a multifamily investment sales brokerage firm based in Florida; and

•	acquisition of the assets of Regency Capital Partners, a San Francisco-based real estate finance firm; and

•	acquisition of Spring11, a commercial real estate consulting and advisory services firm.

Our Competitive Strengths

We believe the following competitive strengths will help us enhance our position as a leading commercial real estate services provider:

Superior Client Service. Our products and services are designed to provide our clients with a competitive advantage. We strive to thoroughly assess clients’ business objectives and long-term goals, implementing real estate and operational strategies designed to achieve those goals. New resources are developed on an ongoing basis in response to clients’ needs and the evolving landscape of our industry. We work as an extension of our clients, forging relationships based on trust and reinforced by sustainable results.

Client Relationships. We have relationships with many of the world’s largest commercial property owners, real estate developers and investors, as well as Fortune 500 and Forbes Global 2000 companies. We are able to provide beginning-to-end corporate services solutions for our clients in GCS. This allows us to generate more recurring and predictable revenues as we generally have multi-year contracts to provide services, including repeatable transaction work, lease administration, project management, facilities management and consulting. In capital markets, we provide real estate investors and owners with property management and agency leasing during their ownership and assist them with maximizing their return on real estate investments through investment sales, debt and equity financing, lending and valuation and appraisal services.

Advanced Technological Capabilities. We believe that our advanced technological capabilities and expertise differentiate us in the marketplace, allowing clients a higher level of visibility into their real estate portfolios. This allows us to facilitate more timely dissemination of critical real estate information to our clients and professionals spread throughout a diverse array of markets. Our management team is focused on technological innovation and on staying ahead of the curve with respect to technology’s potential to drive down costs in our space. We will continue to aggressively develop and invest in technology with innovations in this area, which we believe will drive the future of real estate corporate outsourcing.

Partnership Structure. We believe that our partnership structure provides us with a unique advantage over our competitors. We believe our partnership structure aligns our employee interests with those of our stockholders and is an effective tool in recruiting, motivating and retaining our key employees and independent contractors.

Ability to Access Capital for Our Clients. International investment in U.S. real estate remains strong due to the continued low interest rate environment. We maintain relationships with providers of all types of real estate debt and equity capital to assist our clients in buying, selling or recapitalizing their assets. We do this through our network of mortgage brokerage professionals in key markets throughout the United States and internationally through our agreement with Knight Frank. Additionally, we are a leading GSE multifamily lender by loan origination volume and are affiliated with Cantor, a significant participant in the financial services industry with long-standing and deep relationships with investors, banks and other key players in the financial markets. We believe we can leverage these relationships to benefit our clients.

Our Strategy

We intend to differentiate ourselves from our competitors through technology enhancements that will dramatically improve our real estate service offerings and information and grow our market share, as one of the leading commercial real estate service providers.

Improve the Efficiency of Our Clients. We believe owners and occupiers of commercial real estate are increasingly focused on cost reduction and outsourcing of non-core competencies. Through the use of our innovative technology and consulting services in GCS, we will assist clients to significantly reduce their real estate costs and maximize their usage of real estate globally. For real estate owners, we will continue to enhance our capital markets capabilities in both investment sales and debt and equity financing to assist owners in maximizing the return on their investment in real estate assets, including through our GSE lender, Berkeley Point. We also remain ever focused within our property and facility management groups on operational efficiencies for our clients’ real estate assets.

Enhance and Develop Our Technology. We will continue to enhance and develop our industry-leading technology to deliver best-in-class solutions to owners and occupiers of real estate. We believe this is a key differentiator as our core creative team continues to develop innovative technology, anticipating market trends.

Maximize Revenue Opportunity from Each Real Estate Asset. We will drive growth throughout the life cycle of each real estate asset by providing best-in-class investment sales, debt and equity financing, agency leasing and property management. Our intimate knowledge of these assets can prove beneficial to a buyer of a real estate asset, allowing us to continue to provide services through the next life cycle of each asset. With the addition of Berkeley Point to our business, our diverse suite of offerings covers many of the products applicable to landlords and investors. These products create recurring revenues from properties, in particular with respect to property management where the average life of our properties under management exceeds five years, and our servicing portfolio of $58.2 billion at June 30, 2017 generates recurring fees over the life of the loans being serviced.

Maximize Revenue Opportunity from Each Corporate Occupier of Real Estate. We provide a full spectrum of real estate services to corporate occupiers. Today’s clients are focused on consistency of service delivery, centralization of the real estate function and procurement, resulting in savings and efficiencies optimizing their business objectives. We intend to provide beginning-to-end corporate services to each client thereby maximizing our revenues while enhancing our clients’ corporate returns.

Use Strong Capital Position to Consolidate and Grow Our Market Share. We intend to maintain a strong balance sheet which will allow us to continue to consolidate and grow market share as we accretively acquire companies, develop and invest in technology and add top talent across our platform. We believe that our capital position will be further strengthened by our expected receipt of up to 10.9 million Nasdaq shares to be paid ratably over approximately 11 years, provided that Nasdaq produces at least $25 million in gross revenues for the applicable year. The 10.9 million Nasdaq shares were valued at over $                million based on the closing price of a share of common stock of Nasdaq on                . Including the liquidity provided by the Nasdaq shares, we expect to continue to have significant funds with which to make future hires and acquisitions and to thus profitably grow our market share.

Industry Trends

According to IBISWorld and Newmark research estimates, the commercial real estate services industry presents a more than $200 billion global revenue opportunity of which less than 20% of the market share is serviced by Newmark and the top five global firms (by revenue). We believe that a significant portion of this revenue opportunity consists of smaller and regional companies. Over the last several years, Newmark and the top five global firms have acquired a large number of smaller commercial real estate services firms, and we believe this trend towards industry consolidation will continue as large users and owners of commercial real estate continue to see the benefits of being serviced by larger, integrated providers such as ourselves. We believe that the global revenue opportunity also includes a large percentage of companies and landlords that have not yet outsourced their real estate functions.

Our Market Opportunity

We expect the following industry and macroeconomic trends to impact our market opportunity:

Industry Consolidation. The commercial real estate services industry is a more than $200 billion global revenue market of which a significant portion, we believe, currently resides with smaller and regional companies. However, clients increasingly value full service real estate providers with comprehensive service capabilities and multi-jurisdictional reach. We believe this will provide a competitive advantage for us as we have full service capabilities to service both real estate owners and occupiers.

Increased Outsourcing. Outsourcing of real estate related services to lower-cost providers has reduced both property owner and tenant costs, which has spurred additional demand for real estate. We believe that the global revenue opportunity includes a large percentage of companies and landlords that have not yet outsourced their real estate functions. Large corporations are focused on consistency in service delivery and centralization of the real estate function and procurement to maximize cost savings and efficiencies in their real estate portfolios. Our GCS business was specifically designed to meet these objectives through the deployment of cutting edge technology, expert consultants and transaction execution.

Favorable Multifamily Demographics. Delayed marriages, an aging population and immigration to the United States are increasing the need for new apartments, which, according to a recent study commissioned by the NMHC and the NAA, is expected to reach 4.6 million new apartments by 2030. It will take building an average of at least 325,000 new apartment homes every year to meet demand. Likewise, according to the Mortgage Bankers Association, multifamily loan originations by all lenders increased to $261 billion, a compounded annual growth rate (which we refer to as “CAGR”) of 16% from 2014 to 2016, while agency multifamily originations increased by a 27% CAGR. We expect these trends will provide a strong tailwind for us to drive growth in this sector through the combination of our investment sales teams from our Apartment Realty Advisors (which we refer to as “ARA”) business, our GSE lending and servicing capabilities through Berkeley Point and our mortgage brokerage teams which have been strategically placed around the United States.

Low Interest Rate Environment. U.S. and global interest rates have remained at historically low levels for a number of years. Sustained interest rates typically provide long-term tailwinds to our capital markets business, where demand is often dependent on capitalization rate spreads over risk-free rates, credit accessibility and general macroeconomic trends.

Steady Economic Growth in the United States. Steady economic growth helped reduce vacancy rates for the office, retail, industrial and apartment markets. Construction activity has remained low compared with prior expansion cycles and low relative to demand and absorption, causing property leasing markets to continue to tighten. We believe that, for the foreseeable future, economic growth in the United States will remain strong enough to support demand for commercial lease activity which will benefit our transaction leasing activity.

Overview of Our Products and Services

We are a full-service commercial real estate platform, offering commercial real estate owners, tenants, investors and developers a wide range of services, including leasing and corporate advisory, investment sales, commercial mortgage brokerage, loan origination and servicing through Berkeley Point, consulting, valuation, project management and property and facilities management. We provide a broad range of services to real estate owners to help them maximize the value of their investments in real estate and to real estate occupiers to assist them with meeting their corporate objectives and cost savings initiatives related to the real estate they occupy. We generate revenues from commissions on leasing and capital markets real estate transactions, gains on mortgage banking activities, management fees on a contractual and per project basis, servicing fees over the life of each loan and consulting fees.

Transaction Services

For the 12 months ended June 30, 2017, we completed transactions with total deal consideration in excess of $70 billion.

Tenant Representation Leasing. We represent tenants in the office, industrial, retail, data center, healthcare and hospitality sectors. Tenant representation services include space acquisition and disposition, strategic planning, site selection, financial and market analysis, economic incentives analysis, lease negotiations, lease auditing and project management. We assist clients by defining space requirements, identifying suitable alternatives, recommending appropriate occupancy solutions, negotiating lease and ownership terms with landlords and reducing real estate costs for clients through analyzing, structuring and negotiating business and economic incentives. Fees are generally earned when a lease is signed and/or the tenant takes occupancy of the space. In many cases, landlords are responsible for paying the fees.

Agency Leasing. We execute marketing and leasing programs on behalf of investors, developers, governments, property companies and other owners of real estate to secure tenants and negotiate leases. Revenue is typically recognized when a lease is signed and/or a tenant occupies the space and is calculated as a percentage of the total revenue that the landlord is expected to derive from the lease over its term. In certain markets revenue is determined on a per square foot basis. As of June 30, 2017, we represent buildings that total approximately 350 million square feet on behalf of owners in the U.S.

Capital Markets. We provide clients with strategic solutions to their real estate capital concerns. We offer a broad range of real estate capital markets services, including investment sales and access to providers of capital. We also provide access to a broad range of other services, including asset sales, sale leasebacks, valuation, mortgage and entity-level financing and due diligence. The transactions we broker involve vacant land, new real estate developments and existing buildings. We specialize in arranging financing for most types of value-added commercial real estate, including land, condominium conversions, subdivisions, office, retail, industrial, multifamily, student housing, hotels, data center, healthcare, self-storage and special use. Through our regional teams of mortgage brokers, we offer a broad range of debt alternatives through third party banks, insurance companies and other lenders, as well as through our GSE lender, Berkeley Point.

Valuation and Advisory. We operate a national Valuation Appraisal and Advisory business. Headquartered in New York with offices nationwide, our appraisal team executes projects of nearly every size and type, from single properties to large portfolios, existing and proposed facilities and mixed-use developments reaching values in the billions of dollars.

Global Corporate Services

GCS seeks to make businesses more profitable by optimizing real estate, technology and human capital. Through the use of superior technology and dedicated expert consultants, we seek to be an important value creator for clients worldwide, fundamentally transforming our industry and raising expectations of what is possible beyond real estate. We provide measurable and sustainable performance improvement for business operations worldwide and connect our clients’ strategy, real estate, human capital and technology under a single point of responsibility. Our full service offerings include global enterprise optimization, asset strategy, transaction management, information management, workplace strategy, technology and operational excellence.

GCS represents large, often multi-national, clients. GCS provides comprehensive, beginning-to-end corporate services solutions for clients. We thoroughly assess clients’ business objectives and long-term goals and implement real estate and operational strategies designed to reduce costs and increase flexibility and profitability for clients regarding their real estate needs. We utilize a variety of advanced technology tools to facilitate the provision of transaction and management services to our clients. For example, our innovative VISION tool provides data integration, analysis and reporting, as well as the capability to analyze potential “what if” scenarios to support client decision-making. Our VISION tool combines the best analytical tools available and allows the client to realize a highly accelerated implementation timeline at a reduced cost.

We provide real estate strategic consulting and systems integration services to CFI’s global clients including many Fortune 500 and Forbes Global 2000 companies, owner-occupiers, government agencies, healthcare and higher education clients. We also provide enterprise asset management information consulting and technology solutions which can yield hundreds of millions of dollars in cost-savings for its client base on an annual basis. The relationships developed through the software implementation at corporate clients lead to many opportunities for us to deliver additional services. We also provide consulting services through our GCS business. These services include operations consulting related to financial integration, portfolio strategy, location strategy and optimization, workplace strategies, workflow and business process improvement, merger and acquisition integration and industrial consulting. Fees for these services are on a negotiated basis and are often part of a multi-year services agreement. Fees may be contingent on meeting certain financial or savings objectives with incentives for exceeding agreed upon targets.

Technology. GCS has upgraded and improved upon various technologies offered in the Real Estate field combining our technological specialties and our creative core of development within our GCS platform. We believe this technology to be a differentiator in the market and is in the first phase of our plan of continued innovations. This technology is currently being offered, and rolled out, to some of the world’s largest corporations. Delivering best in class technology solutions to occupiers of real estate will allow us an opportunity to add value to our clients and allow us to realize additional revenue growth through other GCS services such as lease administration, facilities management and tenant representation, as well as capital market transactions for owner-occupiers of real estate.

Reoccurring Revenue Streams. Today’s clients are focused on corporate governance, consistency in service delivery, centralization of the real estate function and procurement. Clients are also less focused on transaction-based outcomes and more focused on overall results, savings, efficiencies and optimization of their overall business objectives. GCS was specifically designed to meet these objectives. GCS is often hired to solve business problems, not “real estate” problems.

GCS provides a unique lens into the corporate real estate (which we refer to as “CRE”) outsourcing industry and offers a unique way to win business. Whether a client currently manages its corporate real estate function in-house (insource) or has engaged an external provider (outsource), GCS drives value by securing accounts that are first generation outsource or by gaining outsourced market share.

GCS provides a recurring revenue stream via entering into multi-year contracts that provide repeatable transaction work, as opposed to one-off engagements in specific markets.

GCS increases value for the overall organization via multiple channels:

•	Multiplying “transactionable” revenue for the firm across all locations in a client’s total real estate portfolio (i.e., involvement in transactions for hundreds to thousands of assets versus one transaction for a single asset).

•	Leveraging our position as a trusted advisor to route business to other non-related divisions of overall organization (e.g., capital markets).

•	Amplifying business generation via large corporate procurement-driven efforts that involve harnessing the enterprise-wide spend for business-to-business / reciprocal business opportunities.

As a result of our GCS business, we have been named a “Leader” by The International Association of Outsourcing Professionals (which we refer to as the “IAOP”) in its prestigious annual Global Outsourcing 100 list for 2015, which identifies the world’s best outsourcing providers across all industries. In recognition of the success of our GCS platform, we have been named in the IAOP Global Outsourcing 100 six times in the past seven years. With the development of our GCS technologies, we were also ranked among InformationWeek’s 500 for “Business Technology Innovators” for six consecutive years.

We are the only company in the world to hold AAA accreditation for both of IBM’s flagship asset management products: Maximo and TRIRIGA, and we were also awarded the prestigious IBM Tivoli Business Award for Best Asset and Facility Management Solution at IBM Pulse.

In addition to the direct value that GCS creates for its clients, for our overall organization and for our brand within the industry, there is inherent value in GCS as a driver of innovation and thought leadership. GCS is comprised of subject matter experts and CRE leaders, and we generate strategic value by speaking at and hosting industry-related panels at CoreNet Global as well as the World Economic Forum and by publishing content to market. Also, the implementation of our Certified Advisor Program and internal GCS summits feature workshops, sessions and other activities designed to share key information, lessons learned and share best practices, all with the goal of improving service across all accounts.

Management Services

As of June 30, 2017, we have approximately 130 million square feet of property and facilities management and a $58.2 billion servicing portfolio (of which approximately less than 10% relates to special servicing).

Property Management. We provide property management services on a contractual basis for owners and investors in office, industrial and retail properties. Property management services include building operations and maintenance, leasing, vendor and contract negotiation, project oversight and value engineering, labor relations, property inspection/quality control, property accounting and financial reporting, cash flow analysis, financial modeling, lease administration, due diligence and exit strategies. We may provide services through our own employees or through contracts with third-party providers. We focus on maintaining high levels of occupancy and tenant satisfaction while lowering property operating costs. We typically receive monthly management fees based upon a percentage of monthly rental income generated from the property under management, or in some cases, the greater of such percentage or a minimum agreed upon fee. We are often reimbursed for our administrative and payroll costs, as well as certain out-of-pocket expenses, directly attributable to properties under management. Our property management agreements may be terminated by either party with notice generally ranging between 30 to 90 days; however, we have developed long-term relationships with many of these clients and our typical contract has continued for many years.

Servicing Fees. We service the loans that Berkeley Point originates, in addition to third party originated debt. Servicing fees are recognized on an accrual basis over the lives of the related mortgage loans. This portfolio provides a stable recurring stream of revenue to us over the average life of each loan, which was eight years at June 30, 2017. Berkeley Point is a Fitch and S&P rated commercial loan primary and special servicer, as well as a Kroll rated commercial loan primary and GSE special servicer. It has a team of over 60 professionals throughout various locations in the United States dedicated to primary and special servicing and asset management. These professionals focus on financial performance and risk management to anticipate potential property, borrower or market issues. Portfolio management conducted by these professionals is not only a risk management tool, but also leads to deeper relationships with borrowers, resulting in continued interaction with borrowers over the term of the loan, and potential additional financing opportunities.

Facilities Management. We manage a broad range of properties on behalf of users of commercial real estate, including headquarters, facilities and office space, for a broad cross section of companies, including Fortune 500 and Forbes Global 2000 companies. We manage the day-to-day operations and maintenance for urban and suburban commercial properties of most types, including office, industrial, data centers, healthcare, retail, call centers, urban towers, suburban campuses, and landmark buildings. Facilities management services may also include facility audits and reviews, energy management services, janitorial services, mechanical services, bill payment, maintenance, project management, and moving management. While facility management contracts are typically three to five years in duration, they may be terminated on relatively short notice periods.

Project Management. We provide a variety of services to tenants and owners of self-occupied spaces. These include conversion management, move management, construction management and strategic occupancy planning services. These services may be provided in connection with a discrete tenant representation lease or on a contractual basis across a corporate client’s portfolio. Fees are generally determined on a negotiated basis and earned when the project is complete.

Lease Administration. We manage leases for our clients for a fee, which is generally on a per lease basis. We also perform lease audits and certain accounting functions related to the leases. This service provides additional insight into a client’s real estate portfolio, which allows us to deliver significant value back to the client through provision of additional services, such as tenant representation, project management and consulting assignments, to minimize leasing and occupancy costs.

GSE Lending

Berkeley Point is a leading commercial real estate finance company focused on the origination and sale of multifamily and other commercial real estate loans through government-sponsored and government-funded loan programs, as well as the servicing of the loans that it originates and for third-parties, including affiliates. Berkeley Point is approved to participate in loan origination, sale and servicing programs operated by the two GSEs, Fannie Mae and Freddie Mac. Berkeley Point also originates, sells and services loans under HUD’s FHA programs, and is an approved HUD MAP and HUD LEAN lender, as well as an approved Ginnie Mae issuer. In 2016, Berkeley Point was a Top-5 Fannie Mae and Freddie Mac lender according to Mortgage Bankers Association, with over $7.6 billion in loans originated.

Following our acquisition of Berkeley Point, as well as our investment in Real Estate Newco, we believe our Real Estate Services business has the expertise, contacts and experience to compete effectively in most commercial real estate service lines.

Origination. Through Berkeley Point we originated over $7.6 billion in loans in 2016. We originate primarily multifamily loans distributed through the GSE programs of Fannie Mae and Freddie Mac, as well as through HUD programs. Through HUD’s MAP and LEAN Programs, we provide construction and permanent loans to developers and owners of multifamily housing, affordable housing, senior housing and healthcare facilities. Berkeley Point does not originate loans to be held for investment on Berkeley Point’s balance sheet. Substantially all of Berkeley Point’s originations are for GSE and HUD/FHA programs in which the loan is pre-sold via these programs to investors prior to the closing of the loan with the borrower, substantially reducing the distribution risk. Berkeley Point has established a strong credit culture over decades of originating loans and remains committed to disciplined risk management from the initial underwriting stage through loan payoff.

Servicing and Asset Management. We service nearly all the loans we originate under the GSE and HUD programs, and thus we receive recurring servicing revenue for the duration of those loans. The typical multifamily loan that Berkeley Point originates and services under these programs is fixed rate, and includes significant prepayment penalties. These structural features generally offer prepayment protection and provide more stable, recurring fee income. Berkeley Point also services commercial real estate loans that it does not originate. Servicing includes primary servicing activity and also special servicing in the case of loans that are in default.

The weighted average remaining term on Berkeley Point’s primary servicing portfolio as of June 30, 2017 was approximately eight years. As of June 30, 2017, Berkeley Point serviced and provided asset management for approximately $58.2 billion in unpaid principal balance of multifamily loans, representing approximately 3,144 loans in 49 states and the District of Columbia. As of June 30, 2017, Berkeley Point’s mortgage servicing rights had a book value of approximately $376.4 million.

Berkeley Point is a Fitch and S&P rated commercial loan primary and special servicer, as well as a Kroll rated commercial loan primary and GSE special servicer. It has a team of over 60 professionals throughout various locations in the United States dedicated to primary and special servicing and asset management. These professionals focus on financial performance and risk management to anticipate potential property, borrower or market issues. Portfolio management conducted by these professionals is not only a risk management tool, but also leads to deeper relationships with borrowers, resulting in continued interaction with borrowers over the term of the loan, and potential additional financing opportunities.

Product Offerings

•	Fannie Mae. As one of 25 lenders under the Fannie Mae DUS program, Fannie Mae has delegated to Berkeley Point responsibility for ensuring that the loans originated under the Fannie Mae DUS program satisfy the underwriting and other eligibility requirements established from time to time by Fannie Mae. In exchange for this delegation of authority, Berkeley Point shares up to one-third of the losses that may result from a borrower’s default. Most of the Fannie Mae loans that Berkeley Point originates are sold, prior to loan funding, in the form of a Fannie Mae-insured security to third-party investors. Berkeley Point services all loans that it originates under the Fannie Mae DUS program

•	Freddie Mac. As one of 22 Freddie Mac Program Plus lenders, Berkeley Point originates and sells to Freddie Mac multifamily, affordable and seniors loans that satisfy Freddie Mac’s underwriting and other eligibility requirements. Under the program, Berkeley Point submits the completed loan underwriting package to Freddie Mac and obtains Freddie Mac’s commitment to purchase the loan at a specified price after closing. Freddie Mac ultimately performs its own underwriting of loans that Berkeley Point sells to Freddie Mac. Freddie Mac may choose to hold, sell or, as it does in most cases, later securitize such loans. Berkeley Point does not have any material risk-sharing arrangements on loans sold to Freddie Mac under Program Plus. Berkeley Point also generally services loans that it originates under this Freddie Mac program.

•	HUD/Ginnie Mae/FHA. As an approved HUD MAP and HUD LEAN lender and Ginnie Mae issuer, Berkeley Point provides construction and permanent loans to developers and owners of multifamily housing, affordable housing, senior housing and healthcare facilities. Berkeley Point submits a completed loan underwriting package to FHA and obtains FHA’s firm commitment to insure the loan. The loans are typically securitized into Ginnie Mae securities that are sold, prior to loan funding, to third-party investors. Ginnie Mae is a United States government corporation in HUD. Ginnie Mae securities are backed by the full faith and credit of the United States. In the event of a default on a HUD insured loan, HUD will reimburse approximately 99% of any losses of principal and interest on the loan and Ginnie Mae will reimburse the majority of remaining losses of principal and interest. The lender typically is obligated to continue to advance principal and interest payments and tax and insurance escrow amounts on Ginnie Mae securities until the HUD mortgage insurance claim has been paid and the Ginnie Mae security is fully paid. Berkeley Point generally services all loans that it originates under these programs.

Lending Transaction Process. Berkeley Point’s value driven, credit focused approach to underwriting and credit processes provides for clearly defined roles for senior management and carefully designed checks and balances to ensure appropriate quality control. Berkeley Point is subject to both its own and the GSEs’ and HUD’s rigorous underwriting requirements related to property, borrower, and market due diligence to identify risks associated with each loan and to ensure credit quality, satisfactory risk assessment and appropriate risk diversification for our portfolio. Berkeley Point believes that thorough underwriting is essential to generating and sustaining attractive risk adjusted returns for its investors.

Berkeley Point sources lending opportunities by leveraging a deep network of direct borrower and broker relationships in the real estate industry from its national origination platform. Berkeley Point benefits from its 12 offices located throughout the United States and its $58.2 billion servicing portfolio, providing real time information on market performance and comparable data points.

Financing. Berkeley Point finances its loan originations through collateralized financing agreements in the form of warehouse loan agreements (which we refer to as “WHAs”) with three lenders and an aggregate commitment as of June 30, 2017 of $850 million and an uncommitted $300 million Fannie Mae loan repurchase facility. As of June 30, 2017 and December 31, 2016, Berkeley Point had collateralized financing outstanding of $220 million and $258 million, respectively. Collateral includes the underlying originated loans and related collateral, the commitment to purchase the loans as well as credit enhancements from the applicable GSE or HUD. Berkeley Point typically completes the distribution of the loans it originates within 30 to 60 days of closing. Proceeds from the distribution are applied to reduce borrowings under the WHAs, thus restoring borrowing capacity for further loan originations.

Intercompany Referrals. Berkeley Point, CCRE and BGC Partners have entered into arrangements in respect of intercompany referrals. Pursuant to these arrangements, the respective parties refer, for customary fees, opportunities for commercial real estate loans to CCRE, opportunities for real estate investment, broker or leasing services to our NKF business, and opportunities for government sponsored loan originations to our Berkeley Point business.

Nasdaq Transaction

On June 28, 2013, BGC Partners sold eSpeed to Nasdaq in the Nasdaq Transaction. The total consideration paid or payable by Nasdaq included an earn-out of up to 14,883,705 shares of common stock of Nasdaq to be paid ratably over 15 years after the closing of the Nasdaq Transaction, provided that Nasdaq produces at least $25 million in gross revenues for the applicable year. Nasdaq has recorded more than $2.4 billion in gross revenues for each of the last 11 calendar years and generated gross revenues of approximately $3.7 billion in 2016. As of June 30, 2017, 3,968,988 shares of common stock of Nasdaq have been received by BGC Partners. The economic impact of such shares that have already been received by BGC Partners will remain with BGC Partners following the separation. We expect that the right to receive the remaining Nasdaq shares will have been transferred from BGC Partners to us prior to the completion of this offering. We expect to receive up to approximately 10.9 million Nasdaq shares over time, which were valued at over $                million based on the closing price of a share of common stock of Nasdaq on                . We expect our future results to include the additional approximately 10.9 million Nasdaq shares to be received over time. We believe that the inclusion of the Nasdaq shares in our results will be beneficial to us because it will give us additional funds that we may use to profitably hire and make accretive acquisitions and thus profitably grow our market share.

Our Knight Frank Partnership

We offer services to clients on a global basis. In 2005, we partnered with London-based Knight Frank in order to enhance our ability to provide best-in-class local service to our clients, throughout the world. Knight Frank is a leading independent, global real estate services firm providing integrated prime and commercial real estate services and operates in over 200 key office hubs across Europe, the Middle East, Asia, Australia and Africa. Outside of the Americas, we collaborate with Knight Frank to ensure that our clients have access to local expertise and to highly-skilled professionals in the locales where they choose to transact. We expect that our cross-selling efforts with Knight Frank will lead to continued growth, particularly as our growing capital markets business increases its penetration with foreign investors.

While we have the right to expand our international operations, we may be subject to certain short-term contractual restrictions due to our existing agreement with Knight Frank, which, unless extended, expires on December 31, 2017, and which may be terminated, without cause, by either party, with 90 days’ notice prior to a termination effective on or after October 1, 2017. The agreement restricts the parties from operating a competing commercial real estate business in the other party’s areas of responsibility. Our areas of responsibility are North America and South America. Knight Frank’s areas of responsibility are the Asia-Pacific region, Europe, the Middle East and Africa.

Our Domestic and Latin American Real Estate Services Alliances

In certain smaller markets in the United States and elsewhere in the Americas in which we do not maintain owned offices, we have agreements in place to operate on a collaborative and cross-referral basis with certain independently-owned offices in return for contractual and referral fees paid to us and/or certain mutually beneficial co-branding and other business arrangements. We do not derive a significant portion of our revenue from these relationships. These independently-owned offices generally use some variation of our branding in their names and marketing materials. These agreements are normally multi-year contracts, and generally provide for mutual referrals in their respective markets, generating additional contract and brokerage fees. Through these independently-owned offices, our clients have access to additional brokers with local market research capabilities as well as other commercial real estate services in locations where our business does not have a physical presence.

Industry Recognition

As a result of our experienced management team’s ability to skillfully grow the Company, we have become a nationally recognized brand. Over the past several years, we have consistently won a number of U.S. industry awards and accolades, been ranked highly by third-party sources and significantly increased our rankings, which we believe reflects recognition of our performance and achievements. For example:

•	Ranked #4 Top Brokers in sales of Office Properties, Real Estate Alert, First Half 2017, up from #17 in 2010, the year before the Company was acquired by BGC;

•	Ranked #3 Top Brokerage Firm, Commercial Property Executive, 2017;

•	Ranked #4 Top Brokerage Firm, National Real Estate Investor, 2016;

•	Ranked #4 multifamily Fannie Mae DUS lender for 2016 by the Mortgage Bankers Association, up from #9 in 2013, the year before we acquired this business;

•	Ranked #5 multifamily Freddie Mac lender in 2016 by the Mortgage Bankers Association, up from #10 in 2013, the year before we acquired this business;

•	Ranked #2 Top Brokers of Multihousing Properties, ARA, a Newmark Company, Real Estate Alert, First Half 2017;

•	Ranked #3 Best Commercial Real Estate Tenant Representation Firm, New York Law Journal, 2016; also ranked #2 Best Commercial Real Estate Property Management Firm, New York Law Journal, 2016;

•	Ranked #5 Top Brokerage Firm, Commercial Property Executive, 2016;

•	Ranked #3 New York’s Largest Commercial Property Managers, Crain’s New York Business, 2016;

•	Ranked Top 100 Global Outsourcing Firms, International Association of Outsourcing Professionals, 2017;

•	Winner of 12 REBNY Deal of the Year Awards in the last 12 Years, Real Estate Board of York or Winner of REBNY 2015 Most Ingenious Deal of the Year Award and 2015 Most Ingenious Retail Deal of the Year Award;

•	Ranked #2 Commercial Real Estate Firms, Newmark Cornish & Carey, Silicon Valley Business Journal, 2017; and

•	Ranked #6 of the Top 25 in Sales Volume, Real Capital Analytics Survey, 2016, up from #21 in 2010, the year before the Company was acquired by BGC.

Clients

Our clients include a full range of real estate owners, occupiers, tenants, investors, lenders and multi-national corporations in numerous markets, including office, retail, industrial, multifamily, student housing, hotels, data center, healthcare, self-storage, land, condominium conversions, subdivisions and special use. Our clients vary greatly in size and complexity, and include for-profit and non-profit entities, governmental entities and public and private companies. For the year ended December 31, 2016, our top 10 clients, collectively, accounted for approximately 6% of our total revenue on a consolidated basis, and our largest client accounted for less than 1% of our total revenue on a consolidated basis.

Sales and Marketing

We seek to develop our brand and to highlight its expansive platform while reinforcing our position as a leading commercial real estate services firm in the United States through national brand and corporate marketing, local marketing of specific product lines and targeted broker marketing efforts.

National Brand and Corporate Marketing

At a national level, we utilize media relations, industry sponsorships and sales collateral and targeted advertising in trade and business publications to develop and market our brand. We believe that our emphasis on our unique capabilities enables us to demonstrate our strengths and differentiate ourselves from our competitors. Our multi-market business groups provide customized collateral, website and technology solutions that address specific client needs.

Local Product Line Marketing and Targeted Broker Efforts

On a local level, our offices (including those owned by us and independently owned offices) have access to tools and templates that provide our sales professionals with the market knowledge we believe is necessary to educate and advise clients, and also to bring properties to market quickly and effectively. These tools and templates include proprietary research and analyses, web-based marketing systems and ongoing communications and training about our depth and breadth of services. Our sales professionals use these local and national resources to participate directly in selling to, advising and servicing clients. We provide marketing services and materials to certain independently owned offices as part of an overall agreement allowing them to use our branding. We also benefit from shared referrals and materials from local offices.

Additionally, we invest in and rely on comprehensive research to support and guide the development of real estate and investment strategy for our clients. Research plays a key role in keeping colleagues throughout the organization attuned to important trends and changing conditions in world markets. We disseminate this information internally and externally directly to prospective clients and the marketplace through the company website. We believe that our investments in research and technology are critical to establishing our brand as a thought leader and expert in real estate-related matters and provide a key sales and marketing differentiator.

Intellectual Property

We regard our technology and intellectual property rights, including our brands, as a critical part of our business. We hold various trademarks, trade dress and trade names and rely on a combination of patent, copyright, trademark, service mark and trade secret laws, as well as contractual restrictions, to establish and protect our intellectual property rights. We own numerous domain names and have registered numerous trademarks and/or service marks in the United States and foreign countries. We have a number of pending patent applications relating to the product of our thought leadership. We will continue to file additional patent applications on new inventions, as appropriate, demonstrating our commitment to technology and innovation. Although we believe our intellectual property rights play a role in maintaining our competitive position in a number of the markets that we serve, we do not believe we would be materially adversely affected by the expiration or termination of our trademarks or trade names or the loss of any of our other intellectual property rights. Our trademark registrations must be renewed periodically, and in most jurisdictions, every 10 years.

Competition

We compete across a variety of business disciplines within the commercial real estate industry, including commercial property and corporate facilities management, owner-occupier, property and agency leasing, property sales, valuation, capital markets (equity and debt) solutions, GSE lending and loan servicing and development services. Each business discipline is highly competitive on a local, regional, national and global level. Depending on the geography, property type or service, we compete with other commercial real estate service providers, including outsourcing companies that traditionally competed in limited portions of our real estate management services business and have recently expanded their offerings. These competitors include companies such as Aramark, ISS A/S and ABM Industries. We also compete with in-house corporate real estate departments, developers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting and consulting firms in various parts of our business. Despite recent consolidation, the commercial real estate services industry remains highly fragmented and competitive. Although many of our competitors are local or regional firms that are smaller than us, some of these competitors are more entrenched than us on a local or regional basis. We are also subject to competition from other large multi-national firms that have similar service competencies to ours, including CBRE Group, Inc., Jones Lang LaSalle Inc., Cushman & Wakefield (majority-owned by TPG Capital), Savills Studley, Inc. and Colliers International Group, Inc. In addition, more specialized firms like HFF, Inc., Marcus & Millichap Inc., Eastdil Secured LLC (part of Wells Fargo & Company) and Walker & Dunlop compete with us in certain service lines.

Seasonality

Due to the strong desire of many market participants to close real estate transactions prior to the end of a calendar year, our business exhibits certain seasonality, with our revenue tending to be lowest in the first quarter and strongest in the fourth quarter. For the full year ended 2016, we earned 20% of our revenues in the first quarter and 29% of our revenues in the fourth quarter.

Partnership Overview

We believe that our partnership structure is one of the unique strengths of our business. We expect many of our key brokers, salespeople and other professionals to have their own capital invested in our business, aligning their interests with those of our stockholders. As of the completion of this offering, we will be the general partner of Newmark Holdings and limited partnership interests in Newmark Holdings will consist of: (i) a special voting limited partnership interest held by us; (ii) exchangeable limited partnership interests held by Cantor; (iii) founding/working partner interests held by founding/working partners; (iv) limited partnership units, which consist of a variety of units that are generally held by employees such as REUs, RPUs, PSUs, PSIs, PSEs, LPUs, APSUs, APSIs, AREUs, ARPUs and NPSUs; and (v) Preferred Units, which are working partner interests that may be awarded to holders of, or contemporaneous with, the grant of REUs, RPUs, PSUs, PSIs, PSEs, LPUs, APSUs, APSIs, AREUs, ARPUs and NPSUs. See “Structure of Newmark.”

We believe that our partnership structure will be an effective tool in recruiting, motivating and retaining key employees. We expect many brokers to be attracted by the opportunity to become partners because the partnership agreement will generally entitle partners to quarterly distributions of income from the partnership. While Newmark Holdings limited partnership interests will generally entitle our partners to participate in distributions of income from the operations of our business, upon leaving Newmark Holdings (or upon any other redemption or purchase of such limited partnership interests), any such partners will only be entitled to receive over time, and provided he or she does not violate certain partner obligations, an amount for his or her Newmark Holdings limited partnership interests that reflects such partner’s capital account or compensatory grant awards, excluding any goodwill or going concern value of our business unless Cantor, in the case of the founding partners, and we, as the general partner of Newmark Holdings, otherwise determine. Our partners will be able to receive the right to exchange their Newmark Holdings limited partnership interests for shares of our Class A common stock (if, in the case of founding partners, Cantor so determines and, in the case of working partners and limited partnership unit holders, we, as the Newmark Holdings general partner, with Cantor’s consent, determine otherwise) and thereby realize any higher value associated with our Class A common stock. We believe that, having invested in us, partners feel a sense of responsibility for the health and performance of our business and have a strong incentive to maximize our revenues and profitability. See “Certain Relationships and Related-Party Transactions” and “Risk Factors—Risks Related to Our Relationship with BGC Partners, Cantor and Their Respective Affiliates.”

Relationship with BGC Partners and Cantor

See “Certain Relationships and Related-Party Transactions” and “Risk Factors—Risks Related to Our Relationship with BGC Partners, Cantor and Their Respective Affiliates.”

Regulation

The brokerage of real estate sales and leasing transactions, property and facilities management, conducting real estate valuation and securing debt for clients, among other business lines, also require that we comply with regulations affecting the real estate industry and maintain licenses in the various jurisdictions in which we operate. Like other market participants that operate in numerous jurisdictions and in various business lines, we must comply with numerous regulatory regimes.

We could be required to pay fines, return commissions, have a license suspended or revoked, or be subject to other adverse action if we conduct regulated activities without a license or violate applicable rules and regulations. Licensing requirements could also impact our ability to engage in certain types of transactions, change the way in which we conduct business or affect the cost of conducting business. We and our licensed associates may be subject to various obligations and we could become subject to claims by regulators and/or participants in real estate sales or other services claiming that we did not fulfill our obligations. This could include claims with respect to alleged conflicts of interest where we act, or are perceived to be acting, for two or more clients. While management has overseen highly regulated businesses before and expects us to comply with all applicable regulations in a satisfactory manner, no assurance can be given that it will always be the case. In addition, federal, state and local laws and regulations impose various environmental zoning restrictions, use controls, and disclosure obligations that impact the management, development, use and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as mortgage lending availability, with respect to such properties. In our role as property or facilities manager, we could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes relating to properties we currently or formerly managed. Such liability may be imposed without regard for the lawfulness of the original disposal activity, or our knowledge of, or fault for, the release or contamination. Further, liability under some of these may be joint and several, meaning that one of multiple liable parties could be responsible for all costs related to a contaminated site. Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as recently enacted local ordinances obligating property or facilities managers to inspect for and remove lead-based paint in certain buildings, could increase our costs of regulatory compliance and potentially subject us to violations or claims by regulatory agencies or others. Additionally, under certain circumstances, failure by our brokers acting as agents for a seller or lessor to disclose environmental contamination at a property could result in liability to a buyer or lessee of an affected property.

We are required to meet and maintain various eligibility criteria from time to time established by the GSEs and HUD to maintain our status as an approved lender. These criteria include minimum net worth, operational liquidity and collateral requirements, and compliance with reporting requirements. We also are required to originate our loans and perform our loan servicing functions in accordance with the applicable program requirements and guidelines from time to time established by the GSEs and HUD. For additional information, see “Risk Factors—Risks Related to Out Business—Regulatory/Legal—The loss of relationships with the GSEs and HUD would, and changes in such relationships could, adversely affect our ability to originate commercial real estate loans through such programs. Compliance with the minimum collateral and risk-sharing requirements of such programs could reduce our liquidity.”

Employees

As of June 30, 2017, we had approximately 4,500 total employees and independent contractors, of which approximately 1,500 were brokers and commissioned salespeople.

As of June 30, 2017, we had 1,053 employees that are fully reimbursed by our property management or facilities management clients to whom we provide services and pass through such employee expense.

Generally, our employees are not subject to any collective bargaining agreements, except for certain employees that are reimbursed by our property management or facilities management clients.

Properties

Our principal executive offices are located at 125 Park Avenue, New York, New York 10017. They consist of approximately 130,000 square feet of space under a lease that expires in 2031.

We operate out of approximately 120 offices in the United States (in Alabama, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia, Washington, and the District of Columbia), as well as two offices in Mexico, located in Mexico City and Monterrey. In addition, we have licensed our name to 23 commercial real estate providers that operate out of 57 offices in certain locations throughout the Americas where we do not have our own offices. Our partner, Knight Frank, operates out of approximately 200 offices outside of the Americas. We believe our facilities are sufficient for our current needs.

Legal Proceedings

In the ordinary course of business, various legal actions are threatened or brought and are pending against us. In some of these actions, substantial amounts are claimed. From time to time, we are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the commercial real estate brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon. Other than pure breach of contract claims, intentional torts and wage and hour claims, which are typically not covered by insurance, most claims brought by former employees and most claims brought by clients are covered by employment practices liability insurance and errors and omissions insurance, respectively, in each case, subject to a self-insured retention. In instances where we are acting as a property manager, the owner’s insurance is usually primary with respect to harm incurred on the premises. Occasionally, we are involved in reviews or proceedings by regulatory agencies regarding our businesses, which may result in an action by a regulator.

Legal reserves are established in accordance with FASB guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. We do not believe that, based on currently available information, the final outcome of any of the pending litigations against us will have a material adverse effect on our business, financial condition, results of operations or prospects.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our directors and executive officers.

Name	Age	Title
Howard W. Lutnick	56	Chairman and Chief Executive Officer
Barry M. Gosin	67	President
James R. Ficarro	57	Chief Operating Officer
Michael J. Rispoli	45	Chief Financial Officer

Each executive officer serves at the pleasure of our board of directors.

Howard W. Lutnick. Mr. Lutnick has served as our Chairman and Chief Executive Officer since 2016. Mr. Lutnick is the Chairman of the Board and Chief Executive Officer of BGC Partners, positions in which he has served since 1999. Mr. Lutnick joined Cantor in 1983 and has served as President and Chief Executive Officer of Cantor since 1992 and as Chairman since 1996. Mr. Lutnick’s company, CFGM, is the managing general partner of Cantor. Mr. Lutnick is a member of the Board of Directors of the Fisher Center for Alzheimer’s Research Foundation at Rockefeller University, the Board of Directors of the Horace Mann School, the Board of Directors of the National September 11 Memorial & Museum and the Board of Directors of the Partnership for New York City. Mr. Lutnick served as Chairman of the Board of Directors of GFI Group Inc. from February 26, 2015 through the closing of BGC Partners’ merger with GFI Group Inc. in January 2016.

Barry M. Gosin. Mr. Gosin has served as our President since 2016. Previously, Mr. Gosin served as Chief Executive Officer of Newmark from 1979 until 2016 and serves as Chief Executive Officer of Newmark & Co. and certain of our operating subsidiaries. Mr. Gosin guides our national and global expansion initiatives and oversees all facets of our day-to-day operations. Mr. Gosin spearheaded our acquisition by BGC Partners in 2011 and has since led our acquisition and hiring efforts and quadrupled our annual revenues. An active industry and community leader, Mr. Gosin serves as a Member of the Board of the Partnership of New York City, Trustee of the Citizens Budget Commission and Trustee of Pace University.

James R. Ficarro. Mr. Ficarro has served as our Chief Operating Officer since March 2015. Mr. Ficarro is responsible for overseeing the growth and coordination of all our business lines. Previously, Mr. Ficarro worked at Cantor and its affiliates for more than 22 years, overseeing all tax and financial planning functions. He served as executive managing director and global tax director of Cantor, as well as chief financial officer and chief administrative officer of BGC Real Estate. As head of financial planning and administration, he was integral in establishing processes and procedures, and creating efficiencies and productivity enhancements for Cantor’s and BGC Partners’ back office functions and departments. Prior to joining Cantor, Mr. Ficarro worked in public accounting at Coopers & Lybrand, Kenneth Leventhal & Company and Arthur Andersen. Mr. Ficarro is a New York State Certified Public Accountant (inactive).

Michael J. Rispoli. Mr. Rispoli has served as our Chief Financial Officer since 2012. As head of the finance and accounting departments, Mr. Rispoli steers the financial activities of Newmark, with a focus on managing risk and monitoring cash flow. Prior to joining Newmark, Mr. Rispoli was the chief financial officer of Grubb & Ellis from August 2010 and served in various capacities with the firm since May 2007, including as chief financial officer of its investment management divisions. Mr. Rispoli served as executive director and corporate controller at Conexant Systems, Inc. from 2000 to 2007. Mr. Rispoli began his career at PricewaterhouseCoopers as manager of business assurance. Mr. Rispoli is a licensed CPA in the State of New Jersey (inactive).

Each member of our board of directors serves a one-year term or until his successor has been elected and qualified.

Independence of Directors

Because BGC Partners will control more than a majority of the voting power of our common stock following this offering, we will be a “controlled company” within the meaning of the NASDAQ Stock Market rules and we will be eligible to rely on certain corporate governance exemptions. We do not currently expect to rely upon these exemptions, however, we may choose to change our board or committee composition or other arrangements in the future to manage our corporate governance in accordance with these exemptions. Under the NASDAQ Stock Market rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including: (1) the requirement that a majority of our board of directors consist of independent directors; (2) the requirement that our director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and (3) the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Even as a “controlled company,” we must comply with the rules applicable to audit committees set forth in the stock exchange rules.

Our board of directors has determined that each of                 ,                 and                 qualifies as an “independent director” in accordance with the NASDAQ Stock Market rules. The NASDAQ Stock Market independence definition consists of a series of objective tests, one of which is that the director is not an officer or employee of ours and has not engaged in various types of business dealings with us. In addition, as further required by NASDAQ Stock Market rules, our board of directors has made a subjective determination with respect to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment by each such director in carrying out the responsibilities of a director. In making these determinations, our board of directors has reviewed and discussed information provided by the individual directors and us with regard to each director’s business and personal activities as they may relate to us and our management, including participation on any boards of other organizations in which other members of our board are members.

Committees of Our Board of Directors

Upon completion of this offering, our audit committee will consist of                 (who will serve as chairman),                 and                 . Each member of our audit committee will qualify as “independent” in accordance with the NASDAQ Stock Market rules and under special standards established by the SEC for members of audit committees, and our audit committee will include at least one member who is determined by our board of directors to meet the qualifications of an “audit committee financial expert” in accordance with the SEC rules.                 will be the “audit committee financial expert.” Our audit committee will select our independent registered public accounting firm, consult with our auditors and with management with regard to the adequacy of our financial reporting, internal control over financial reporting and the audit process and consider any permitted non-audit services to be performed by our auditors. Our audit committee will also provide oversight of related party transactions, oversee the management of our enterprise risk management program, oversee compliance with our Code of Business Conduct and Ethics and administer our whistleblower policy, including the establishment of procedures with respect to the receipt, retention and treatment of complaints received by us regarding accounting, internal controls and auditing matters, and the anonymous submission by employees of complaints involving questionable accounting or auditing matters. Our audit committee will pre-approve all audit services, internal control-related services and permitted non-audit services (including the fees and other terms thereof) to be performed for us by our auditors, subject to certain minimum exceptions set forth in our audit committee charter. Our board of directors has adopted a written charter for our audit committee, a copy of which will be posted on our website after this offering.

Upon completion of this offering, our compensation committee will consist of                 (who will serve as chairman),                 and                 . Each member of our compensation committee will qualify as “independent”

in accordance with the NASDAQ Stock Market rules. The compensation committee will be responsible for reviewing and approving all compensation arrangements for our executive officers and for administering the Participation Plan, the Equity Plan and the Incentive Plan (which are described in “Executive Compensation”). Our board of directors has adopted a written charter for our compensation committee, a copy of which will be posted on our website after this offering.

Nominating Process

Our board of directors does not have a separate nominating committee or committee performing similar functions and does not have a nominating committee charter. As a result, all directors participate in the consideration of director nominees that are recommended for selection by a majority of the independent directors in accordance with the NASDAQ Stock Market rules. Our board of directors believes that such participation of all directors is appropriate given the size of our board of directors and the level of participation of our independent directors in the nomination process. Our board of directors will also consider qualified director candidates identified by a member of senior management or by a stockholder. However, it is our general policy to re-nominate qualified incumbent directors and, absent special circumstances, our board of directors will not consider other candidates when a qualified incumbent consents to stand for re-election.

The board of directors considers the following minimum criteria when reviewing a director nominee: (1) director candidates must have the highest character and integrity, (2) director candidates must be free of any conflict of interest which would violate applicable laws or regulations or interfere with the proper performance of the responsibilities of a director, (3) director candidates must possess substantial and significant experience which would be of particular importance in the performance of the duties of a director, (4) director candidates must have sufficient time available to devote to our affairs in order to carry out the responsibilities of a director and (5) director candidates must have the capacity and desire to represent the best interests of our stockholders. In addition, our board of directors considers as one factor among many the diversity of director candidates, which may include diversity of skills and experience as well as geographic, gender, age and ethnic diversity. Our board of directors does not, however, have a formal policy with regard to the consideration of diversity in identifying director candidates. Our board of directors screens candidates, does reference checks and conducts interviews, as appropriate. Our board of directors does not evaluate nominees for director any differently because the nominee is or is not recommended by a stockholder.

Our board of directors has determined that in light of Mr. Lutnick’s control of the vote of Newmark through his control of BGC Partners and Cantor, having a separate Chairman and Chief Executive Officer is not efficient or appropriate for Newmark. Additionally, our board of directors does not have a lead independent director.

We believe that Newmark and its stockholders are best served by having Mr. Lutnick, our Chief Executive Officer, serve as Chairman of the Board. Mr. Lutnick’s combined role as Chairman and Chief Executive Officer promotes unified leadership and direction for our board of directors and executive management, and it allows for a single, clear focus for the chain of command to execute our strategic initiatives and business plans. Our strong and independent board of directors effectively oversees our management and provides vigorous oversight of our business and affairs and any proposed related party transactions. Our board of directors is composed of independent, active and effective directors.                 of our                 directors meet the independence requirements of the NASDAQ Stock Market rules, the SEC and our board of directors’ standards for determining director independence. Mr. Lutnick is the only member of executive management who is also a director. Requiring that the Chairman of the Board be an independent director is not necessary to ensure that our board of directors provides independent and effective oversight of our business and affairs. Such oversight is maintained through the composition of our board of directors, the strong leadership of our independent directors and board committees and our highly effective corporate governance structures and processes.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Business Conduct and Ethics is publicly available on our website at www.ngkf.com under the heading “Investor Info.” If we amend or grant any waiver from a provision of our Code of Business Conduct and Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

In our fiscal year ended December 31, 2016, we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by BGC Partners.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Our principal executive officer for 2016 was our current Chairman and Chief Executive Officer, Howard W. Lutnick. Our other two most highly compensated executive officers for 2016 were Barry M. Gosin and James R. Ficarro. Messrs. Gosin and Ficarro were officers of Newmark during 2016, which did not have its own separate executive compensation program. Mr. Lutnick was an executive officer of our parent, BGC Partners, for 2016. Messrs. Gosin and Ficarro were executive officers of Newmark Knight Frank, which did not have its own separate executive compensation program, for 2016. References below to the executive compensation program, Board of Directors, Audit Committee, executive officers or similar references, unless otherwise indicated, refer to those of BGC Partners. References below to Class A and Class B common stock, unless otherwise indicated, refer to BGC Partners Class A and Class B common stock.

In 2016, Messrs. Lutnick and Ficarro received compensation for their services to our business and to the other businesses of BGC Partners and its affiliates. Typically, Mr. Lutnick spends significant amounts of his time on matters relating to Newmark Knight Frank (referred to herein as “Newmark matters”), Mr. Gosin spends 100% of his full business time on Newmark matters, and Mr. Ficarro spends approximately 90% of his full business time on Newmark matters. Accordingly, for purposes of this compensation discussion and analysis, Newmark has allocated an appropriate portion of Messrs. Lutnick, Gosin and Ficarro’s compensation to Newmark in a manner consistent with the allocation historically made by BGC Partners, and reflected in the financial statements of Newmark, which has resulted in, generally: (i) for Mr. Lutnick, 50% of his compensation paid by BGC Partners being allocated to his approximate time spent on Newmark matters; (ii) for Mr. Gosin, 100% of his total salary, other cash compensation and non-cash compensation being allocated to his time spent on Newmark matters; and (iii) for Mr. Ficarro, 90% of his compensation being allocated to his approximate time spent on Newmark matters. Please refer to the BGC Partners’ most recent annual report and other reports on file with the SEC for additional information regarding Mr. Lutnick’s total compensation payable by BGC Partners, which includes the amounts paid in respect of Mr. Lutnick’s approximate time spent on Newmark matters as described herein.

Following the completion of this offering, Newmark expects to continue to allocate and pay an appropriate portion of Messrs. Lutnick’s and Ficarro’s cash and equity-based compensation in respect of their approximate time spent on Newmark matters, and expects to pay 100% of Mr. Gosin’s compensation in respect of his time spent on Newmark matters.

The following compensation discussion and analysis describes the material elements of the executive compensation program for 2016, including the compensation paid to Messrs. Lutnick, Gosin and Ficarro in connection with Newmark matters. Following this offering, the Newmark executive compensation program will be designed and implemented by the Compensation Committee of the Newmark Board of Directors. Our executive compensation program following this offering may or may not be similar to the BGC Partners executive compensation program.

Compensation Philosophy

The executive compensation program, which was under the direction and control of the Compensation Committee, was designed to integrate compensation with the achievement of BGC Partners’ short- and long-term business objectives and to assist it in attracting, motivating and retaining the highest quality executive officers and rewarding them for superior performance. Different components of the executive compensation program are geared to short- and longer-term performance, with the goal of increasing stockholder value over the long term.

BGC Partners believes that the compensation of its executive officers should reflect their success in attaining key corporate objectives, such as growth or maintenance of market position, success in attracting and retaining qualified brokers and other professionals, increasing or maintaining revenues and/or profitability, developing new products and marketplaces, completing acquisitions, dispositions, restructurings, and other value-enhancing transactions and integrating any such transactions, as applicable, meeting established goals for operating earnings, earnings per share and increasing the total return for stockholders, including stock price and/or dividend increases, and maintaining and developing customer relationships and long-term competitive advantage. Executive compensation should also reflect achievement of individual managerial objectives established for specific executive officers. Specific significant events led by executives, including acquisitions, dispositions and other significant transactions, should also be given significant weight. The performance of its executives in managing BGC Partners, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their overall compensation.

BGC Partners’ policy is generally that the compensation of its executive officers should not be based on the short-term performance of its stock, whether favorable or unfavorable, since it believes that the price of its stock will, in the long term, reflect its overall performance and, ultimately, the management of BGC Partners by its executives. Long-term stock performance is reflected in executive compensation through the grant of various equity and partnership awards as described below.

The Compensation Committee is aware that certain of its executive officers, including Mr. Lutnick, also receive compensation from BGC Partners’ affiliates, including Cantor, but it generally does not specifically review the nature or amount of such compensation. None of BGC Partners’ executive officers has received any compensation for serving as a director of BGC Partners.

Overview of Compensation and Processes

For 2016, executive compensation was composed of the following principal components: (i) a base salary, which is designed to retain talented executive officers and contribute to motivating, retaining and rewarding individual performance; (ii) for Mr. Lutnick, an incentive bonus award under BGC Partners’ Incentive Bonus Compensation Plan (which we refer to as the “BGC Incentive Plan”) that is intended to tie financial rewards to the achievement of BGC Partners’ short- or longer-term performance objectives and for Messrs. Gosin and Ficarro, a discretionary bonus award based on BGC and individual performance during 2016; and (iii) an incentive program under BGC Partners’ Seventh Amended and Restated Long Term Incentive Plan (which we refer to as the “BGC Equity Plan”) and the BGC Holdings Participation Plan (which we refer to as the “BGC Participation Plan”), which is designed to promote the achievement of short- and long-term, performance goals and to align the long-term interests of executive officers with those of stockholders through the grant of awards.

From time to time, BGC Partners may also restructure the existing partnership and compensation arrangements of its executive officers as described below. BGC Partners may also adopt various policies related to or in addition to such restructurings, including with respect to the grant of exchange rights, other monetization of awards, and the acceleration of the lapse of restrictions on restricted stock.

From time to time, BGC Partners has also used employment agreements, change of control agreements, and other arrangements, including some with specified target or guaranteed bonus components, and discretionary bonuses to attract, motivate and retain talented executives. These specific arrangements with the executive officers are summarized below.

The Compensation Committee approved, and recommended to the Board of Directors that it approve, the salaries, bonuses and other compensation of Mr. Lutnick for 2016. Mr. Lutnick approved the compensation arrangements for Messrs. Gosin and Ficarro for 2016. In addition, in 2016, the Committee approved grants to executive officers under and otherwise administered the BGC Incentive Plan, the BGC Equity Plan and the BGC Participation Plan. Following the completion of this offering, the Newmark Compensation Committee will approve grants to executive officers under and otherwise administer our Incentive Plan, Equity Plan and Participation Plan.

From time to time, the Compensation Committee has engaged a compensation consultant in connection with its compensation decisions. In 2016, Farient Advisors LLC (which we refer to as the “Advisor”) advised the Committee. The Committee retained the Advisor to provide surveys and other information with respect to pay practices and compensation levels at BGC Partners’ peer group and other companies, and the Committee discussed with the Advisor all compensation arrangements for Mr. Lutnick for 2016. While the Committee does take into consideration such peer data, the Committee does not attempt to benchmark executive compensation against any level, range, or percentile of compensation paid at any other companies, does not apply any specific measures of internal or external pay equity in reaching its conclusions, and does not employ tally sheets, wealth accumulation, or similar tools in its analysis. The Committee considered whether the Advisor had any conflicts of interest in advising the Committee. The Compensation Committee considered whether the Advisor had been providing services of any other nature to BGC Partners; the amount of fees received from BGC Partners by the Advisor; the policies and procedures adopted by the Advisor that have been designed to prevent conflicts of interest; whether any business or personal relationships existed between the consultants employed by the Advisor who worked on BGC Partners matters and any member of the Committee; whether any business or personal relationship existed between such consultants and any of BGC Partners’ executive officers; and whether the Advisor or such consultants hold any of its Class A common stock. Upon evaluating such considerations, the Committee found no conflicts of interest in the Advisor advising the Committee.

The policy for allocating between currently paid short- and long-term compensation is designed to ensure adequate base compensation to attract and retain talented executive officers, while providing incentives to maximize long-term value for BGC Partners and its stockholders. Cash compensation is provided in the form of base salary to meet competitive salary norms and reward superior performance on an annual basis, and in the form of bonuses and awards for achievement of specific short-term goals or in the discretion of the Compensation Committee. Equity and partnership awards reward superior performance against specific objectives and long-term strategic goals and assist in retaining executive officers and aligning their interests with those of BGC Partners and its stockholders. From time to time, BGC Partners may provide additional equity or partnership awards on a periodic basis to reward superior performance, which awards may provide further long-term retention opportunities.

Base salaries for the following year are generally set for Mr. Lutnick at the year-end meetings of the Compensation Committee or in the early part of the applicable year. At these meetings, the Committee also approves Mr. Lutnick’s incentive bonus under the BGC Incentive Plan and any discretionary bonuses for Mr. Lutnick and grants of equity and partnership awards under the BGC Equity Plan and the BGC Participation Plan to Mr. Lutnick.

At or around the year-end Compensation Committee meetings, BGC Partner’s Chairman and Chief Executive Officer, Mr. Lutnick, makes recommendations with respect to his own compensation as Chief Executive Officer. The Committee deliberates separately in executive sessions with the Advisor as to all of BGC Partners’ executive officers, including Mr. Lutnick. The Committee may accept or adjust Mr. Lutnick’s recommendations and makes the sole determination of the compensation of all of BGC Partners’ executive officers. The Committee reviews and evaluates, at least annually, the performance and leadership of Mr. Lutnick as Chief Executive Officer. Based upon the results of this evaluation, and input from the Advisor, the Committee reviews and approves Mr. Lutnick’s compensation. Outside of the Committee, Mr. Lutnick makes compensation decisions, including with respect to awards under the BGC Equity Plan and BGC Participation Plan, described below, with respect to certain other employees, including Messrs. Gosin and Ficarro.

During the first quarter of each fiscal year, it has been the practice of the Compensation Committee to establish annual incentive performance goals for Mr. Lutnick under the BGC Incentive Plan, with the Committee retaining negative discretion to reduce or withhold any bonuses earned at the end of the year.

BGC Partners provides long-term incentives to its executive officers through the grants of limited partnership units under the BGC Participation Plan and exchange rights or cash settlement awards in connection with such partnership units and restricted stock and other equity grants under the BGC Equity Plan. In addition, executive officers may receive a portion of their BGC Incentive Plan bonuses in equity or partnership awards, rather than cash, with the number of awards determined by reference to the market price of a share of Class A common stock on the date that the award is granted or such other date that awards to executive officers are made generally. Historically, grants under the BGC Equity Plan and the BGC Participation Plan that have had vesting provisions have had time-based, rather than performance-based, vesting schedules, although both plans are flexible enough to provide for performance-based awards. The Compensation Committee has also established quarterly incentive performance goals as described below.

In designing and implementing the executive compensation program, the Compensation Committee considers BGC Partners’ operating and financial objectives, including its risk profile, and the effect that its executive compensation decisions will have on encouraging its executive officers to take an appropriate level of business, operational and market risk consistent with its overall goal of enhancing long-term stockholder value. In particular, the Committee considers those risks identified in BGC Partners’ risk factors and the known trends and uncertainties identified in BGC Partners’ management discussion and analysis, and considers how the executive compensation program serves to achieve its operating, financial and other strategic objectives while at the same time mitigating any incentives for executive officers to engage in excessive risk-taking to achieve short-term results that may not be sustainable in the long term.

In attempting to strike this balance, the Compensation Committee seeks to provide executive officers with an appropriately diversified mix of fixed and variable cash and non-cash compensation opportunities, time-based and performance-based awards, and short- and long-term incentives. In particular, performance-based bonuses under the BGC Incentive Plan have focused on a mix of company-wide and product-specific operating and financial metrics, in some cases based upon BGC Partners’ absolute performance and in other cases based upon its performance relative to its peer group or other companies. In addition, the BGC Incentive Plan award opportunities provide for the exercise of considerable negative discretion by the Committee to reduce, but not increase, amounts granted to executive officers under the BGC Incentive Plan, and to take individual as well as corporate performance into account in exercising that discretion. Further, the Committee retains the discretion to pay out any amounts finally awarded under the BGC Incentive Plan in equity or partnership awards, rather than cash, and to include restrictions on vesting, resale and forfeiture in any such equity or partnership awards. Finally, the Committee applies these same principles with respect to quarterly performance-based award opportunities for the grant of restricted stock, exchange rights or cash settlement awards under the BGC Equity Plan relating to outstanding non-exchangeable partnership units awarded under the BGC Participation Plan.

Discretionary and Retentive Partnership Opportunities

To incentivize executive officers and hold them accountable to stockholders, the Compensation Committee uses a variety of highly retentive partnership units under the BGC Participation Plan. These partnership awards are granted as a tax-efficient, strongly retentive, and risk-appropriate means to align the interests of the executive officers with those of BGC Partners’ long-term stockholders. For executive officers, these grants include NPSUs, along with PSUs and PPSUs, and the Compensation Committee believes that the features of the units, coupled with the discretion of the Committee to grant the right of partnership distributions, exchange into shares of Class A common stock and various liquidity opportunities, create a best-in-class form of incentive award for its executives. Until such units are made exchangeable into a share of Class A common stock or exchanged for cash at the discretion of the Committee, these partnership units may be redeemed for zero by the Committee. The Committee generally does not grant options and equity-based units such as options and RSUs to executives and emphasizes instead these flexible and retentive limited partnership units. In the Committee’s view, NPSUs, along with PSUs/PPSUs provide the most appropriate long-term incentives to executive officers, especially when coupled with performance-based grants of exchange rights and cash settlement awards.

NPSUs have no value for accounting or other purposes at the time of grant, do not participate in quarterly partnership distributions, are not allocated any items of profit or loss and may not be made exchangeable into shares of Class A common stock. NPSU awards are highly discretionary and provide additional flexibility for the Committee to determine the timing and circumstances of replacing such units with units that earn partnership distributions and any rights to exchange such units for shares of Class A common stock or cash. NPSUs have generally been granted to executives as mid-year grants or in connection with the execution of long-term employment arrangements. See “2016 NPSU Grants and Related Replacement and Exchange Right Grants” below.

From time to time, the Compensation Committee may choose to replace an NPSU with a PSU. PSUs participate in quarterly partnership distributions, but otherwise have no value for accounting purposes and are not exchangeable into shares of Class A common stock until such exchange rights are granted by the Committee.

Executive officers may also receive PPSUs. These units are preferred limited partnership units that may be awarded to holders of, or contemporaneously with, the grant of PSUs. PPSUs are entitled to a preferred distribution of net profits of BGC Holdings but otherwise are not entitled to participate in quarterly distributions. PPSUs cannot be made exchangeable into shares of Class A common stock, can only be exchanged for cash, at the determination price on the date of grant, in connection with an exchange of the related PSUs, and therefore are not included in BGC Partners’ fully diluted share count. PPSUs are expected to provide a mechanism for issuing fewer aggregate share equivalents than traditionally issued in connection with compensation and to have a lesser overall impact on BGC Partners’ fully diluted share count. The ratio of the grant of PPSUs to traditional units (i.e., PSUs) is expected to approximate the compensatory tax rate applicable in the relevant country jurisdiction of the partner recipient. The determination price used to exchange PPSUs for cash is determined by the Committee on the date the grant of such PPSUs is approved, and is based on a closing trading price of Class A common stock identified by the Committee on such date.

Over time, as compensation goals are met and other incentives are reached by the executives, the Compensation Committee may choose, in its sole discretion, to grant an exchange right with respect to a PSU, thereby creating a potential liquidity event for the executive and creating a value for accounting purposes. The life cycle of these units, as they may evolve from NPSUs to shares of Class A common stock, provides the Committee and the Board of Directors with superior opportunities to retain and incentivize executives and employees in a tax-efficient and discretionary manner.

BGC Partners’ executive officers have much of their personal net worth in a combination of BGC Partners’ equity-based awards and non-exchangeable and exchangeable limited partnership units. Messrs. Lutnick, Gosin and Ficarro hold limited partnership units in BGC Holdings. Mr. Lutnick holds additional partnership interests in Cantor, which, through ownership of shares of both Class A and Class B common stock and exchangeable limited partnership interests in BGC Holdings, owns a 23.5% direct and indirect economic interest as of December 31, 2016 in BGC Partners’ operations. Mr. Ficarro also holds other partnership interests in Cantor.

While BGC Partners does not have a general compensation recovery or “clawback” policy, and does not require its executive officers to meet general share ownership or hold-through-retirement requirements, the Compensation Committee believes that the extremely retentive nature of the NPSUs, PSUs and similar partnership units, which may be redeemed for zero at any time by the Compensation Committee, provides extraordinary discretion and superior clawback power to the Compensation Committee.

BGC Partners generally intends that compensation paid to its Chief Executive Officer and its other named executive officers not be subject to the limitation on tax deductibility under Section 162(m) of the Code so long as this can be achieved in a manner consistent with the Compensation Committee’s other objectives. Subject to certain exceptions, Section 162(m) eliminates a corporation’s tax deduction in a given year for payments to certain executive officers in excess of $1,000,000, unless the payments are qualified “performance-based” compensation as defined in Section 162(m). BGC Partners periodically reviews the potential consequences of Section 162(m) and may structure the performance-based portion of its executive compensation to comply with certain performance-based exemptions in Section 162(m). However, the Committee retains negative discretion to reduce or withhold performance-based compensation to the executive officers, and also reserves the right to use its judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate, including after taking into consideration changing business conditions or the executive officer’s individual performance.

BGC Partners’ management and the Compensation Committee recognize that BGC Partners is subject to certain Financial Accounting Standards Board and SEC guidance on share-based awards and other accounting charges with respect to the compensation of the executive officers and other employees. However, management and the Committee do not believe that these accounting charges should necessarily determine the appropriate types and levels of compensation to be made available. Where material to the Committee’s decisions, these accounting charges will be described in BGC Partners’ compensation discussion and analysis, compensation tables and related narratives.

The Compensation Committee may grant equity and partnership awards to executive officers in a variety of ways under the BGC Equity Plan and the BGC Participation Plan, including restricted stock, exchange rights, cash settlement awards and other equity grants under the BGC Equity Plan and non-exchangeable limited partnership unit awards under the BGC Participation Plan. Grants of such awards may have different accounting treatment and may be reported differently in the compensation tables and related narratives depending upon the type of award granted and how and when it is granted.

For U.S. GAAP purposes, a compensation charge is recorded on PSUs and similar limited partnership units if and when an exchange right is granted relating to the units, and the charge is based on the market price of Class A common stock on the date on which the exchange right is granted. Additionally, when the exchange actually occurs, a U.S. federal income tax deduction is generally allowed equal to the fair market value of a share of Class A common stock on the date of exchange.

For U.S. GAAP purposes, if shares of restricted stock granted are not subject to continued employment or service with BGC Partners or any of its affiliates or subsidiaries, even if they are subject to compliance with BGC Partners’ customary non-compete obligations, the grant-date fair value of the restricted stock will be expensed on the date of grant.

Equity Plan and Participation Plan

Following the completion of this offering, we will have established the Newmark Long-Term Incentive Plan and the Newmark Incentive Bonus Compensation Plan, under which the Compensation Committee of our Board of Directors may pay compensation in the form of cash, shares of our common stock, or other equity-based awards, to our directors, executive officers or other officers or employees. We will also maintain the Newmark Holdings Participation Plan, under which the Compensation Committee of our Board of Directors may award Newmark Holdings interests to our directors, executive officers or other officers or employees. Prior to the distribution (as such term is first defined on page (ii) of this offering prospectus to refer to the disposition of our common stock by BGC Partners), without the prior consent of BGC Partners, such interests will not be exchangeable into our shares of common stock. The Compensation Committee may also award BGC Holdings working partner interests to certain of our directors, executive officers or other officers or employees. If Cantor determines that such BGC Holdings working partner interests shall be exchangeable, holders of BGC Holdings working partner interests will be required to exchange such BGC Holdings working partner interests, together with corresponding Newmark Holdings working partner interests, to receive a share of BGC Partners common stock.

Base Salary

BGC Partners’ executive officers receive base salaries or similar cash payments intended to reflect their skills, expertise and responsibilities. Subject to any applicable employment or other agreements, such payments and subsequent adjustments, if any, are reviewed and approved by the Compensation Committee annually, based on a variety of factors, which may include, from time to time, a review of relevant salaries of executives at BGC Partners’ peer group of companies and others and each executive officer’s individual performance for the prior year, including such executive officer’s experience and responsibilities.

BGC Partners generally establishes base pay at levels comparable to its peer group and other companies which employ similarly skilled personnel, including E*Trade Financial Corporation, Evercore Partners Inc., Houlihan Lokey, Inc., Interactive Brokers Group, KCG Holdings, Inc., Ladenburg Thalmann Financial Services, LPL Financial Holdings Inc., Raymond James Financial, Inc., The Charles Schwab Corporation, Stifel Financial Corp. and TP ICAP plc in its Financial Services segment and CBRE Group, Inc., Jones Lang LaSalle Incorporated and Realogy Holdings Corp. in its Real Estate Services segment. While BGC Partners determines these levels by reviewing publicly available information with respect to its peer group of companies and others, it has not traditionally engaged in benchmarking.

As discussed in more detail above, Mr. Lutnick spends significant amounts of his BGC Partners time on Newmark matters, Mr. Gosin spends all of his full business time on Newmark matters, and Mr. Ficarro spends approximately 90% of his full business time on Newmark matters, although these percentages have varied based upon business developments at Newmark. Accordingly, the base salary and similar payment amounts described below represent the following: for Mr. Lutnick, 50% of the base salary paid by BGC Partners to Mr. Lutnick for his time spent on Newmark matters; for Mr. Ficarro, 90% of the total base salary paid to Mr. Ficarro; and for Mr. Gosin, the total base salary and similar payments made to Mr. Gosin, in each case, which is allocable to the executive officer’s approximate time spent on Newmark matters.

Base Salaries/Payments for 2016

Base salary and similar cash payment rates for 2016 were established in February 2016 by the Compensation Committee with respect to Mr. Lutnick, and by Mr. Lutnick with respect to Messrs. Gosin and Ficarro. In setting the base rates for 2016, the qualifications, experience and responsibilities of Messrs. Lutnick, Gosin and Ficarro were considered. The base rate for 2016 was continued at $500,000 for Mr. Lutnick. Pursuant to his employment agreement, Mr. Gosin’s base salary for 2016 was set at $475,000 and was paid 50% in cash and 50% in the form of 26,458 non-exchangeable APSUs. The 50% portion paid in partnership units was calculated on a monthly basis by dividing $19,792 by the closing price of Class A common stock on the last day of the month in which the cash portion of his salary was paid. Base salary for Mr. Ficarro for 2016 was continued at $450,000 and his base salary was increased to $540,000 on March 1, 2016.

Base Salaries/Payments for 2017

Base salary and similar cash payment rates for 2017 were established in January 2017 by the Compensation Committee with respect to Mr. Lutnick, and by Mr. Lutnick with respect to Messrs. Gosin and Ficarro, based on the continuing qualifications, experience and responsibilities of our executive officers. The base rate for 2017 was continued at $500,000 for Mr. Lutnick and will be $1,000,000 for the portion of 2017 beginning with the completion of this offering. The base rate for 2017 was continued at $475,000 for Mr. Gosin and will be $750,000 for the portion of 2017 beginning with the completion of this offering, and in each case, Mr. Gosin will be paid 50% in cash and 50% in partnership units. The 50% portion paid in partnership units will be calculated on a monthly basis by dividing 50% of his monthly base salary by the closing price of Class A common stock on the last day of the month in which the cash portion of his salary is paid. The base rate for Mr. Ficarro for 2017 was continued at $540,000.

Bonus Compensation

BGC Partners believes that compensation should vary with corporate and individual performance and that a significant portion of compensation should continue to be linked to the achievement of business goals. The BGC

Incentive Plan provides a means for the payment of Section 162(m) qualified “performance-based” compensation in the form of bonuses to executive officers while preserving BGC Partners’ tax deduction.

With respect to each performance period, the Compensation Committee specifies the applicable performance criteria and targets to be used under the BGC Incentive Plan for that performance period. These performance criteria, which may vary from participant to participant, will be determined by the Committee and may be based upon one or more of the financial performance measures set forth in the BGC Incentive Plan.

The actual BGC Incentive Plan bonus paid to any given participant at the end of a performance period is based upon the extent to which the applicable performance goals for such performance period are achieved, subject to the exercise of negative discretion by the Committee, and may be paid in cash or in equity or partnership awards. These awards also serve as incentives for future performance and retention.

In addition, from time to time, the Compensation Committee may provide for target or guaranteed bonuses in employment or other agreements in order to attract and retain talented executives, or may grant ad hoc discretionary bonuses when an executive officer is not eligible to participate in the BGC Incentive Plan award opportunities for that performance period or when it otherwise considers such bonuses to be appropriate. Such bonuses may also be paid in cash or in equity or partnership awards.

BGC Incentive Plan Bonus Goals for 2016

In the first quarter of 2016, the Compensation Committee determined that Mr. Lutnick would be a participating executive for 2016 in the BGC Incentive Plan.

For 2016, the Compensation Committee used the same performance criteria for all executive officers (including Mr. Lutnick) and set individual bonus opportunities for 2016 equal to the maximum value allowed for each individual pursuant to the terms of the Incentive Plan (i.e., $25 million), provided that (i) BGC Partners achieves operating profits or distributable earnings for 2016, as calculated on substantially the same basis as the BGC Partners’ financial results press release for 2015, or (ii) BGC Partners achieves any improvement or percentage growth in gross revenue or total transaction volumes for any product for 2016 as compared to 2015 over any of its peer group members or industry measures, as reported in the BGC Partners’ 2016 financial results press release, in each case calculated on substantially the same basis as in the BGC Partners’ financial results press release for 2015 and compared to the most recently available peer group information or industry measures (each of which we refer to as a “Performance Goal”). The Committee determined that the payment of any such amount may be in the form of cash, shares of Class A common stock, limited partnership units, or other equity or partnership awards permitted under the BGC Equity Plan, the BGC Participation Plan, or otherwise. The Committee retained the right to reduce the amount of any BGC Incentive Plan bonus payment based upon any factors it determines in its sole discretion.

BGC Incentive Plan Bonuses and Other Bonuses Awarded for 2016

As discussed above, the incentive compensation discussed below reflects only those amounts attributable to the relevant executive’s services performed for us and excludes the amounts attributable to the relevant executives’ services performed on other matters for BGC Partners and its affiliates (other than us), and represents a percentage (i.e., for Mr. Lutnick, 50% of all compensation paid to him by BGC Partners; for Mr. Gosin, 100% of all compensation; and for Mr. Ficarro, 90% of all compensation) of the compensation allocable in respect of each executive’s approximate time spent on Newmark matters.

On January 31, 2017, having determined that the Performance Goals established in the first quarter of 2016 had been met for 2016, the Compensation Committee awarded Mr. Lutnick a bonus under the BGC Incentive Plan in respect of 2016 of $6,375,000 paid $1,500,000 in cash and $4,875,000 in a partnership award represented by 317,073 non-exchangeable PSUs and 123,306 non-exchangeable PPSUs effective on January 1, 2017, which, in each case, represents the portion of his bonus award awarded by the Compensation Committee and attributable to his services performed for us. This award was also expected to incentivize Mr. Lutnick with respect to future performance and encourage ongoing contributions to the business.

In making its bonus determinations for 2016, the Compensation Committee considered the pay practices of BGC Partners’ peer group and other companies, including a compensation survey prepared by, and advice from, the Advisor. In particular, it also considered BGC Partners’ record stock and earnings performance, significant transactions, including the entry into the insurance brokerage vertical, and expense reductions, integration of acquired businesses, individual contributions toward achievement of strategic goals and overall financial and operating results, including record earnings increases and overall results for the period.

In determining the 2016 BGC Incentive Plan bonus for Mr. Lutnick the Compensation Committee also focused specifically on BGC Partners’ record financial performance, performance of the real estate business, acquisitions, including GFI and related ongoing cost reductions, opportunities in a new insurance brokerage vertical and overall leadership.

Mr. Ficarro was not a participant in the BGC Incentive Plan for 2016. Mr. Lutnick awarded Mr. Ficarro a bonus in respect of 2016 of $585,000, paid in the form of a partnership award represented by 28,224 PSUs and 23,092 PPSUS at a price of $11.40 per unit. In awarding Mr. Ficarro his annual bonus in respect of 2016, Mr. Lutnick considered his overall contributions to the growth of the business, including his leadership in recent acquisitions.

Compensation for Mr. Gosin is generally determined in accordance with the employment agreement, as amended from time to time, which he entered into in connection with the purchase of Newmark in 2011. Mr. Gosin continued to contribute to the business in 2016, including his leadership in connection with acquisitions. However, Mr. Gosin was not a participant in the BGC Incentive Plan for 2016 and he did not receive a bonus for 2016 after the reduction of his bonus by the annual amortized portion of such bonus (described below). The grants of partnership units to Mr. Gosin in 2014 and 2015 (described below) were intended to provide him with significant incentives with respect to future performance.

Pursuant to the amendment to his existing employment agreement effective on August 4, 2014, Mr. Gosin was awarded a one-time grant of 2,305,885 non-exchangeable PSUs. In connection with the further amendment of his existing employment agreement in September of 2015, Mr. Gosin was awarded an additional one-time grant of 2,919,728 non-exchangeable PSUs. Both of the one-time grants described above were given as an advance against future incentive pool allocation payments and in consideration for Mr. Gosin’s leadership in the substantial expansion of Newmark Knight Frank since being acquired by BGC. These grants were used to establish a fixed formula by which Mr. Gosin’s annual incentive pool allocation will be reduced going forward (with any reduction that is in excess of his incentive pool allocation for a given year to be carried forward as a further reduction of his incentive pool allocation in the subsequent year(s)). The advanced grants were in both cases based on Mr. Gosin’s estimated target bonus in future years.

On April 1, 2015, pursuant to his employment agreement, Mr. Gosin was awarded an additional year-end bonus of $1,822,000 in respect of 2014 paid in the form of 105,819 non-exchangeable PSUs and 86,579 PPSUs at a price of $9.47 per unit (representing the closing price of Class A common stock on the grant date).

For 2015, on July 1, 2016, Mr. Gosin was awarded a bonus in the amount of $2,436,600 in the form of 153,861 non-exchangeable PSUs and 125,887 non-exchangeable PPSUs at a price of $8.71 per unit (representing the closing price of Class A common stock on the grant date). The amount of this bonus represents the amount earned in respect of his 2015 incentive pool bonus (after reduction of such allocation by the annual amortized portion of such bonus (as described above)).

Pursuant to his employment agreement, Mr. Gosin also receives commission payments in connection with brokerage transactions. For 2016, Mr. Gosin received $346,617 in commissions which were paid to him in the form of, in total, 34,888 non-exchangeable PSUs and 4,347 non-exchangeable APSUs. None of Mr. Gosin’s foregoing APSUs are distribution eligible for 2016 or 2017. PSUs and APSUs issued in connection with a commission are determined based on the closing price of Class A common stock on the last trading day of the calendar month in which the cash portion of the applicable commission is paid.

BGC Incentive Plan Bonus Goals for 2017

In the first quarter of 2017, the Compensation Committee determined that Mr. Lutnick would be a participating executive for 2017 in the BGC Incentive Plan, subject to stockholder approval of the Second Amended and Restated BGCP Partners, Inc. Incentive Bonus Compensation Plan, which was obtained at BGC Partners’ 2017 Annual Meeting of Stockholders in June 2017. For 2017, the Committee used the same performance criteria for all executive officers and set a bonus for Mr. Lutnick, attributable to his services to both BGC Partners and Newmark, for 2017 equal to the maximum value allowed for each individual pursuant to the terms of the Incentive Plan (i.e., $25 million), provided that (i) BGC Partners achieves operating profits or distributable earnings for 2017, as calculated on substantially the same basis as in BGC Partners’ financial results press release for 2016, or (ii) BGC Partners achieves improvement or percentage growth in gross revenue or total transaction volumes for any product for 2017 as compared to 2016 over any of its peer group members or industry measures, as reported in its 2017 financial results press release, in each case calculated on substantially the same basis as in its financial results press release for 2016 and compared to the most recently available peer group information or industry measures, in each case, subject to any appropriate corporate adjustment to reflect stock splits, reverse stock splits, mergers, spin offs or any other extraordinary corporate transactions in accordance with the BGC Incentive Plan, BGC Equity Plan and the BGC Participation Plan, as applicable.

The Compensation Committee determined that the payment of any such amount may be in the form of cash, shares of Class A common stock, limited partnership units or other equity or partnership awards permitted under the BGC Equity Plan, the BGC Participation Plan, or otherwise. The Committee, in its sole and absolute discretion, retained the right to reduce the amount of any BGC Incentive Plan bonus payment based upon any factors it determines, including whether and the extent to which Bonus Performance Goals or any other corporate, as well as individual, performance objectives have been achieved.

Equity Plan and Participation Plan Awards

It is the Compensation Committee’s general policy to award restricted stock, exchange rights, awards that are repurchased for cash (which we refer to as “cash settlement awards”) and other equity or partnership awards to executive officers in order to align their interests with those of BGC Partners’ long-term investors and to help attract and retain qualified individuals. The BGC Equity Plan permits the Compensation Committee to grant restricted stock, stock options, stock appreciation rights, deferred stock such as RSUs, bonus stock, performance awards, dividend equivalents, and other stock-based awards, including to provide exchange rights for shares of Class A common stock and cash settlement awards relating to BGC Holdings limited partnership units. The BGC Participation Plan provides for the grant or sale of BGC Holdings limited partnership units. The total number of BGC Holdings limited partnership units issuable under the Participation Plan will be determined from time to time by the Board of Directors, provided that exchange rights or cash settlement awards relating to units may only be granted pursuant to other stock-based awards granted under the BGC Equity Plan. Partnership units in BGC Holdings (other than NPSUs) are entitled to participate in preferred or quarterly partnership distributions from BGC Holdings and (other than preferred units and NPSUs) are eligible to be made exchangeable for shares of Class A common stock. BGC Partners views these incentives as an effective tool in motivating, rewarding and retaining its executive officers.

The Compensation Committee retains the right to grant a combination of forms of such awards under the BGC Equity Plan and the BGC Participation Plan to executive officers as it considers appropriate or to differentiate among executive officers with respect to different types of awards. The Committee has also granted authority to Mr. Lutnick, the Chairman and Executive Officer of BGC, to grant awards to non-executive officer employees of BGC Partners (including Messrs. Gosin and Ficarro) under the BGC Equity Plan and BGC Participation Plan and to establish sub-plans for such persons.

In addition, executive officers and other employees may also be offered the opportunity to purchase limited partnership units. The Committee and Mr. Lutnick will have the discretion to determine the price of any purchase right for partnership units, which may be set at preferential or historical prices that are less than the prevailing market price of our Class A common stock.

The Committee has also established special quarterly award opportunities under the BGC Equity Plan for the grant of exchange rights and/or cash settlement awards under the BGC Equity Plan relating to outstanding non-exchangeable limited partnership units awarded under the BGC Participation Plan. The Committee established specified performance goals for the quarter similar to the annual opportunities under the BGC Incentive Plan. In each case, such quarterly award opportunities were subject to the Committee’s determination of whether such goals have been met and the Committee’s exercise of negative discretion. Although the quarterly performance goals were met with respect to all four quarters of 2016, the Compensation Committee elected not to grant any quarterly awards or exchange rights under the BGC Partners’ Equity Plan to Mr. Lutnick. Messrs. Gosin and Ficarro did not participate in the special quarterly award opportunities under the BGC Equity Plan for 2016.

Timing of Awards

Equity and partnership awards to executive officers that are in payment of the BGC Incentive Plan or discretionary bonuses are typically granted annually in conjunction with the Compensation Committee’s review of company and individual performance of executive officers, although interim grants may be considered and approved from time to time. The Committee’s annual review generally takes place at year-end meetings, which are generally held in January or February of each year, although the reviews may be held at any time and from time to time throughout the year. From time to time, grants to executive officers may be made on a mid-year or other basis in the event of business developments, changing compensation requirements or other factors, in the discretion of the Committee. Mr. Lutnick generally grants awards to Messrs. Gosin and Ficarro at the end of the first quarter.

BGC Partners’ policy in recent years has generally been to award year-end grants to executive officer recipients by the end of the calendar year or shortly thereafter, with grants to non-executive employees occurring closer to the end of the first quarter of the following year. Grants, if any, to newly hired employees are effective on the employee’s first day of employment. In addition, from time to time BGC Partners may offer compensation enhancements or modifications to employees that it does not offer to its executive officers.

The exercise price of all stock options is set at the closing price of Class A common stock on the NASDAQ Global Market on the date of grant. As discussed above, with respect to limited partnership units and other equity or partnership awards, grants may be made based on a dollar value, with the number of units or shares determined by reference to the market price of Class A common stock on the date of grant, or based on a specified number of awards.

2016 NPSU Grants and Related Replacement and Exchange Right Grants (Mr. Lutnick)

During 2014, 2015 and 2016, the Compensation Committee made additional discretionary NPSU awards to Mr. Lutnick. The equity compensation discussed below reflects only those amounts attributable to Mr. Lutnick’s services performed for us and excludes the amounts attributable to his services performed on other matters for BGC Partners and its affiliates (other than us), and represents a percentage (i.e., 50% of his BGC Partners’ compensation) of the compensation allocable in respect of his approximate time spent on Newmark matters.

The Compensation Committee granted the following NPSUs to Mr. Lutnick and replaced such NPSUs with other partnership units in calendar 2016 and 2017:

On January 1, 2016, 1,000,000 of Mr. Lutnick’s NPSUs were replaced by 550,000 non-exchangeable PSUs and 450,000 PPSUs (with a determination price of $9.81 per PPSU), which represented 25% of his May 2014 and January 2015 NPSU awards.

2015 Year-End Compensation. On February 24, 2016, in connection with the year-end compensation process, the Compensation Committee granted 750,000 NPSUs to Mr. Lutnick. Replacement of NPSUs with non-exchangeable PSUs/PPSUs for Mr. Lutnick was determined to be (i) 25% per year with respect to NPSUs granted in 2016; and (ii) 25% of the previously awarded NPSUs currently held by Mr. Lutnick based upon the original issuance date (the first 25% having already been replaced); provided that, with respect to all of the foregoing, such future replacements were subject to the approval of the Committee (with such approval process amended in 2017 as described below). The grant of exchange rights with respect to such PSUs/PPSUs will be determined in accordance with BGC Partners’ practices when determining discretionary bonuses or awards, and any grants of exchangeability shall be subject to the approval of the Compensation Committee.

2016 Year-End Compensation. On January 31, 2017, in connection with 2016 year-end compensation, certain previous awards of NPSUs vesting on January 1, 2017 were replaced with non-exchangeable PSUs/PPSUs for Mr. Lutnick, effective January 1, 2017, with the determination price of each PPSU based on the closing price of Class A common stock on December 30, 2016, which was $10.23. As a result, effective as of January 1, 2017, certain 1,187,500 NPSUs of Mr. Lutnick were cancelled and replaced with 855,000 non-exchangeable PSUs and 332,500 non-exchangeable PPSUs.

In January 2017, the requirement of further approval of the Compensation Committee to replace Mr. Lutnick’s NPSUs as described above was amended and changed into the requirement that BGC, inclusive of its affiliates thereof, earn, in aggregate, at least $5 million in gross revenues in the calendar quarter in which the applicable award of non-exchangeable PSUs/PPSUs is to be granted, and such executive remaining an employee or member of an affiliate of BGC and having complied at all times with his applicable employment or membership agreement and the Partnership Agreement of BGC Holdings as of the applicable grant date.

With respect to all of such awards, any grant of exchange rights with respect to any of Mr. Lutnick’s PSUs/PPSUs issued in replacement of NPSUs will be determined in accordance with BGC Partners’ practices when determining discretionary bonuses or awards, and any grants of exchangeability shall be subject to the approval of the Compensation Committee. In addition, upon the signing of any agreement that would result in a “Change in Control” (as defined in the Amended and Restated Change in Control Agreement entered into by Mr. Lutnick), (1) any NPSUs held by Mr. Lutnick shall be replaced by exchangeable PSUs/PPSUs (i.e., such PSUs shall be exchangeable for shares of Class A common stock and PPSUs shall be exchangeable for cash), and (2) any non-exchangeable PSUs/PPSUs held by Mr. Lutnick shall become immediately exchangeable, which exchangeability may be exercised in connection with such “Change in Control.” See “Executive Compensation—Change in Control Agreements” for more information.

As of August 22, 2017, Mr. Lutnick has 1,900,000 NPSUs outstanding.

2016 Replacement and Exchange Right Grants (Mr. Gosin)

In 2016, certain of Mr. Gosin’s awards were replaced by an equivalent number of exchangeable awards as follows: (1) 254,250 PSUs in March 2016, (2) 11,114 APSUs and 1,079 PSUs in April 2016, (3) 69,517 PSUs and 56,877 PPSUs in May 2016, (4) 593,869 PSUs in October 2016, and (5) 33,386 APSUs in November 2016.

2016 Replacement and Exchange Right Grants (Mr. Ficarro)

The equity compensation discussed below reflects only those amounts attributable to Mr. Ficarro’s services performed for us and excludes the amounts attributable to his services performed on other matters for BGC

Partners and its affiliates (other than us), and represents a percentage (i.e., 90% of all compensation) of the compensation allocable in respect of his approximate time spent on Newmark matters.

On April 1, 2016, an additional 20,454 of Mr. Ficarro’s NPSUs and 16,736 of his NPPSUs awarded in 2014 were replaced by an equivalent number of non-exchangeable PSUs and PPSUs, respectively. The distributions from such non-exchangeable PSUs and PPSUs will be payable to Mr. Ficarro and will not be used to repay his outstanding loan (as described below). On May 2, 2016, an additional 7,177 of his non-exchangeable PSUs and 4,765 of his PPSUs were replaced by an equivalent number of exchangeable PSUs and PPSUs.

As of August 22, 2017, Mr. Ficarro has 20,455 NPSUs outstanding.

Further, during 2016, BGC Partners accelerated the lapse of 10-year restrictions with respect to restricted shares held by Mr. Ficarro as follows: on December 9, 2016, 3,458 shares, representing the shares allocable to his approximate time spent on Newmark matters.

Standing Policy for Mr. Lutnick

In December 2010, as amended in 2013, the Audit Committee and the Compensation Committee approved a standing policy that gives Mr. Lutnick the same right, subject to certain conditions, to accept or waive opportunities that have previously been offered, or that may be offered in the future, to other executive officers to participate in any opportunity to monetize or otherwise provide liquidity with respect to some or all of their non-exchangeable limited partnership units or to accelerate the lapse of or eliminate any restrictions on transferability with respect to shares of restricted stock. In January 2017, the policy was further amended to include recent executive awards such as transactions that monetize and/or provide liquidity of equity or partnership awards granted to BGC Partners’ executive officers, including the right to exchange non-distribution earning units such as NPSUs into distribution-earning units such as PSUs, or convert preferred units such as PPSUs into regular, non-preferred units, such as PSUs, based upon the highest percentage of distribution earning awards and in the same proportion of regular to preferred units held by another executive.

The policy provides generally that Mr. Lutnick shall be treated no less favorably than, and in proportion to, any other BGC executive officer with respect to the change, right or modification of equity or partnership awards, which include, but are not limited, to opportunities (i) to have non-exchangeable units replaced by other non-exchangeable units; (ii) to have non-exchangeable units received upon such replacement redeemed by BGC Holdings for cash, or, with the concurrence of Cantor, granted exchange rights for shares of Class A common stock; (iii) to accelerate the lapse of or eliminate any restrictions on transferability with respect to restricted shares of Class A common stock; and (iv) to replace non-distributing units with distributing units and replace preferred units with non-preferred units.

Under the policy, Mr. Lutnick shall have the right to accept or waive in advance some or all of the foregoing offers of opportunities that BGC may offer to any other BGC executive officer. In each case, Mr. Lutnick’s right to accept or waive any opportunity offered to him to participate in any such opportunity shall be cumulative (and, accordingly, Mr. Lutnick would again have the right to accept or waive the opportunity to participate with respect to such portion previously waived if and when any additional opportunity is offered to any BGC executive officer) and shall be equal to the greatest proportion of outstanding units and the greatest percentage of shares of restricted stock with respect to which any other executive officer has been or is offered with respect to all of such opportunities. This policy may result in grants to him of exchange rights/cash settlement awards or the acceleration of the lapse of restrictions on transferability of shares restricted stock owned by him if a future triggering event under the policy occurs.

Under this policy, in February 2016, Mr. Lutnick was granted exchange rights and/or accelerated the lapse of transfer restrictions on shares of restricted stock with respect to 1,063,824 rights available to Mr. Lutnick, which amount included the grant of exchange rights for 520,380 PSUs and 425,765 PPSUs and the lapse of transfer restrictions with respect to 117,679 shares of restricted stock held by him, which represent the portion of all of such rights available to him at such time that were allocable to his approximate time spent on Newmark matters. Mr. Lutnick has not transferred or exchanged such shares or units as of the date hereof.

On January 31, 2017, under the policy, the Compensation Committee granted exchange rights with respect to rights available to Mr. Lutnick with respect to some of his non-exchangeable PSUs/PPSUs. Mr. Lutnick elected to waive such rights as a one-time waiver that is not cumulative. Also pursuant to the policy, the Compensation Committee further approved a grant of 162,500 non-exchangeable PSUs to Mr. Lutnick, in replacement of 162,500 of his NPSUs attributable to his approximate time spent on Newmark matters and a grant of 830,800 non-exchangeable PSUs in replacement of his 830,800 PPSUs attributable to his approximate time spent on Newmark matters, for an aggregate total of 993,300 PSUs attributable to his approximate time spent on Newmark matters, effective as of January 1, 2017, which were all of the rights available to him at such time.

Employee Loans

For 2015, Mr. Ficarro was provided a loan in the amount of $326,250 (representing the portion of such award attributable to his approximate time spent on Newmark matters), pursuant to which the actual amount of the loan when issued was $228,707, which is the result of $326,250 (the nominal gross amount) less a reserve amount of $97,543. Prior to the initial filing of the registration statement of which this prospectus forms a part, the loan will be repaid or forgiven.

Perquisites

Historically, from time to time, BGC Partners has provided certain of its executive officers with perquisites and other personal benefits that it believes are reasonable. While BGC Partners does not view perquisites as a significant element of its executive compensation program, it believes that they can be useful in attracting, motivating and retaining the executive talent for which it competes. From time to time, these perquisites might include travel, transportation and housing benefits. BGC Partners believes that these additional benefits may assist its executive officers in performing their duties and provide time efficiencies for them in appropriate circumstances, and it may consider their use in the future. All present or future practices regarding executive officer perquisites will be subject to periodic review and approval by the Compensation Committee.

Mr. Gosin receives the use of a car and driver in connection with Mr. Gosin’s duties as an executive officer. In 2016, such personal benefits had an aggregate incremental cost of approximately $150,437.

BGC Partners offers medical, dental, life insurance and short-term disability to all employees on a non-discriminatory basis. Medical insurance premiums are charged to employees at varying levels based on total cash compensation. In 2016, Mr. Gosin received full payment of his health insurance premiums as was negotiated in 2011 in connection with BGC Partners’ acquisition of the Newmark business. Such benefit will be discontinued in 2017, and Mr. Gosin will participate in the offered medical insurance on the same basis as all other executive officers.

Post-Employment Compensation

Pension Benefits

BGC Partners does not currently provide pension arrangements or post-retirement health coverage for its employees, although it may consider such benefits in the future.

Retirement Benefits

BGC Partners’ executive officers in the United States are generally eligible to participate in its 401(k) contributory defined contribution plan (which we refer to as the “BGC Deferral Plan”). Pursuant to the BGC

Deferral Plan, all U.S. eligible employees, including the executive officers, are provided with a means of saving for retirement. BGC Partners currently does not match any of its employees’ contributions to the BGC Deferral Plan.

Nonqualified Deferred Compensation

BGC Partners does not provide any nonqualified deferred compensation plans to its employees, although it may consider such benefits in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table

(a) Name and Principal Position	(b) Year		(c) Salary ($)		(d) Bonus ($)(3)	(e) Stock Awards ($)		(f) Option Awards ($)	(g) Non-Equity Incentive Plan Compensation ($)(7)	(h) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(i) All Other Compensation ($)		(j) Total ($)
Howard W. Lutnick,					—	—		—		—	—
Chairman and Chief Executive Officer	2016	(1)(2)	500,000		—	—	(4)	—	6,375,000	—	—		6,875,000
	2015	(1)(2)	500,000		—	—	(4)	—	5,875,000	—	—		6,375,000

Barry M. Gosin,	2016	(2)	475,000	(8)	—	—	(5)	—	—	—	514,617	(9)(10)	989,617
President	2015	(2)	475,000	(8)	2,436,600	—	(5)	—	—	—	26,752,219	(9)(10)	29,663,819

James R. Ficarro,	2016	(2)	525,000		585,000	—	(6)	—	—	—	—		1,110,000
Chief Operating Officer	2015	(2)	450,000		258,750	—	(6)	—	—	—	326,250	(11)	1,035,000

(1)	The table does not include matters for 2015 and 2016 relating to the Global Partnership Restructuring Program because the shares granted under the program were fewer than the number of limited partnership units redeemed/exchanged, those units had been granted in partial payment of prior years’ BGC Incentive Plan bonuses that had been reported at full notional value, and the partnership unit and cash payment adjustments described as part of the program were incidental adjustments required by the terms of the partnership unit agreements and the timing of the program in relation to distributions on units.

(2)	The amounts set forth in the table and corresponding footnotes reflect only those amounts attributable to the relevant executive’s services performed for us and exclude the amounts attributable to the relevant executives’ services performed on other matters for BGC Partners and its affiliates (other than us), and represents a percentage (i.e., for Mr. Lutnick, 50% of all compensation paid to him by BGC Partners; for Mr. Gosin, 100% of all compensation; and for Mr. Ficarro, 90% of all compensation) of the compensation allocable in respect of each executive’s approximate time spent on Newmark matters.

(3)	Mr. Ficarro’s bonus for 2016 was paid as follows: $321,744 in the form of 28,224 PSUs and $263,249 in the form of 23,092 PPSUs. Mr. Gosin did not receive a bonus for 2016. See footnote (9) below for further information.

Mr. Gosin’s and Mr. Ficarro’s bonuses for 2015 were paid as follows: (1) Mr. Gosin: $2,436,600 in the form of 153,861 non-exchangeable PSUs and 125,887 non-exchangeable PPSUs; (2) Mr. Ficarro: $258,750 in the form of 15,691 non-exchangeable PSUs and 12,838 non-exchangeable PPSUs. Mr. Gosin’s bonus for 2015 represents the amount earned in excess of the advance allocated to his 2015 bonus, which is described further in footnote (9) below.

(4)	For Mr. Lutnick, column (e) does not include the NPSUs granted to him in 2015 and 2016, 2,000,000 and 750,000, respectively, because NPSUs do not represent a right to acquire shares of Class A common stock and they had no grant date fair value for accounting purposes.

Of the 2,000,000 NPSUs granted to Mr. Lutnick in 2014, (i) 1,000,000 were in 2015 replaced by a total of 550,000 non-exchangeable PSUs and 450,000 non-exchangeable PPSUs; and (ii) 500,000 were in 2016 replaced by 360,000 non-exchangeable PSUs and 140,000 non-exchangeable PPSUs.

Of the 2,000,000 NPSUs granted to Mr. Lutnick in 2015, in 2016, (i) 500,000 were replaced by 275,000 non-exchangeable PSUs and 225,000 non-exchangeable PPSUs, and in 2017, (ii) 500,000 were replaced by 360,000 non-exchangeable PSUs and 140,000 non-exchangeable PPSUs.

Of the 750,000 NPSUs granted to Mr. Lutnick in 2016, in 2017, 187,500 were replaced by 135,000 non-exchangeable PSUs and 52,500 non-exchangeable PPSUs.

Column (e) also does not include the fair value of grants of exchange rights to Mr. Lutnick in February 2016 with respect to 520,380 PSUs and 425,765 PPSUs, pursuant to the standing policy because each of those PSUs and PPSUs was originally granted to Mr. Lutnick in partial payment of bonuses awarded to him under the BGC Incentive Plan for prior years and reflected in column (g) of the table for each of those prior years at their full notional dollar values.

(5)

For Mr. Gosin, column (e) does not include any of the following units, because these units had been previously granted in partial payment of prior years’ annual bonuses, commissions or base salary as non-exchangeable awards that would have been reported at full notional value, if we had been a reporting company at the time such bonuses were paid in the form of these units: (i) in March 2015, 16,868 APSUs and 169,811 PSUs were made exchangeable, (ii) in April 2015, 6,808 APSUs, 29,696 PSUs and 24,014 PPSUs were made exchangeable, (iii) in August 2015, 276,706 PSUs and 13,482 APSUs were made exchangeable, (iv) in December 2015, 6,927

APSUs were made exchangeable, (v) in March 2016, 254,250 PSUs were made exchangeable, (vi) in April 2016, 11,114 APSUs and 1,079 PSUs were made exchangeable, (vii) in May 2016, 69,517 PSUs and 56,877 PPSUs were made exchangeable, (viii) in October 2016, 593,869 PSUs were made exchangeable and (ix) in November 2016, 33,386 APSUs were made exchangeable.

(6)	For Mr. Ficarro, column (e) does not include any of the following units, because these units had previously been granted in partial payment of prior years’ annual bonuses that would have been reported at full notional value, if we had been a reporting company at the time such bonuses were paid in the form of these units: (i) on April 22, 2015, 16, 736 NPPSUs were made exchangeable, (ii) on April 13, 2015, 4,163 PSUs and 3,046 PPSUs were made exchangeable, (iii) on May 2, 2016, 7,177 PSUs and 4,765 PPSUs were made exchangeable, (iv) on March 21, 2017, 15,586 PSUs and 12,752 PPSUs were made exchangeable, and (v) on April 24, 2017, 12,373 PSUs and 10,123 PPSUs were made exchangeable.

For Mr. Ficarro, of the 81,818 NPSUs granted to him in 2014, in 2015, 20,454 NPSUs were made exchangeable.

(7)	The amounts in column (g) reflect the bonus awarded to Mr. Lutnick under the BGC Incentive Plan. For 2016, Mr. Lutnick’s BGC Incentive Plan bonus was paid $1,500,000 in cash and $4,875,000 in the form of 317,073 non-exchangeable PSUs and 123,306 non-exchangeable PPSUs. For 2015, Mr. Lutnick’s BGC Incentive Plan bonus was paid $1,500,000 in cash and $4,375,000 in the form of 375,000 non-exchangeable PSUs and 145,834 non-exchangeable PPSUs.

Because they did not participate in the BGC Incentive Plan, Mr. Gosin’s bonuses for 2015 and 2016 and Mr. Ficarro’s bonus for 2015 were reflected in column (d).

(8)	For 2015 and 2016, Mr. Gosin’s base salary was $475,000, payable 50% in cash and 50% in non-exchangeable APSUs. The 50% portion paid in non-exchangeable APSUs was calculated on a monthly basis by dividing $19,792 by the closing price of Class A common stock on the last day of the month in which the cash portion of his salary was paid, and resulted in Mr. Gosin receiving 26,575 non-exchangeable PSUs in 2015 and 26,548 non-exchangeable PSUs in 2016.

(9)	For 2016, Mr. Gosin received commissions in the amount of $346,617 payable in connection with brokerage transactions. This amount was paid in the form of 34,888 non-exchangeable PSUs and 4,347 non-exchangeable APSUs. Such non-exchangeable APSUs are not distribution eligible for 2016 or 2017.

For 2015, Mr. Gosin received commissions in the amount of $2,592,183 payable in connection with brokerage transactions. This amount was paid in the form of 254,250 non-exchangeable PSUs and 31,784 non-exchangeable APSUs. Such non-exchangeable APSUs are not distribution eligible for 2015 or 2016.

In connection with an amendment to his existing employment agreement, on September 30, 2015 Mr. Gosin received a one-time grant of $24,000,164. This amount was paid in the form of 2,919,728 non-exchangeable PSUs. Such grant was given as an advance against future incentive pool allocation payments which will reduce his incentive pool allocation each year going forward under a fixed formula. The amount of the one-time grant is based on Mr. Gosin’s estimated target bonus in future years. For further information regarding Mr. Gosin’s bonus, please see “BGC Incentive Plan Bonuses and Other Bonuses Awarded for 2016” above and “Employment Agreements” below.

(10)	Mr. Gosin receives the use of a car and driver in connection with Mr. Gosin’s duties. Such personal benefits had an aggregate incremental cost of approximately $142,389 in 2015 and $150,437 in 2016. In addition, Mr. Gosin received full payment of his health insurance premiums which had an aggregate incremental cost of approximately $17,482 in each of 2015 and 2016. See “Compensation Discussion and Analysis—Perquisites” above.

(11)	For 2015, Mr. Ficarro was provided a loan in the amount of $326,250, pursuant to which the actual amount of the loan was issued as $228,707, which is the result of $326,250 (the nominal gross amount) less $97,543 held in reserve for payment of tax liabilities in association with any forgiveness of the then current balance of the loan as applicable. The amount in column (i) reflects the gross amount of such loan provided to Mr. Ficarro and includes the reserve amount.

Grants of Plan-Based Awards

The following table shows all grants of plan-based awards to the named executive officers in 2016:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
								All Other Grant Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)
Name		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards					Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
	Grant Date	Threshold ($)	Target ($)	Allowable Plan Maximum ($)(1)	Threshold (#)	Target (#)	Maximum (#)
Howard W. Lutnick	1/1/16	—	—	25,000,000	—	—	—	—	—	—	—
Barry M. Gosin(3)	—	—	—	—	—	—	—	—	—	—	—
James R. Ficarro(3)	—	—	—	—	—	—	—	—	—	—	—

(1)	The amount in column (e) reflects the maximum possible payment under BGC Incentive Plan in respect of Mr. Lutnick’s services to BGC Partners’ and Newmark. During 2016, there were no specific minimum and target levels under the BGC Incentive Plan. The $25,000,000 maximum amount was the maximum annual amount available for payment to any one executive officer under the BGC Incentive Plan for 2016, and the Compensation Committee retained negative discretion to award less than this amount even if the Performance Goals were met. The actual amount paid to Mr. Lutnick for 2016 that is attributable to his time spent on Newmark matters is set forth in column (g) of the Summary Compensation Table.

(2)	Columns (i) and (l) do not include the NPSUs granted to Mr. Lutnick in 2016, 750,000 of which were attributable to his approximate time spent on Newmark matters, because they did not represent a right to acquire shares of Class A common stock and they had no grant date fair value for accounting purposes.

Of the 750,000 NPSUs granted to Mr. Lutnick in 2016, which represents the portion of such NPSUs allocated to his approximate time spent on Newmark matters, in 2017, 187,500 were replaced by 135,000 non-exchangeable PSUs and 52,500 non-exchangeable PPSUs.

Columns (i) and (1) also do not include the fair value of grants of exchange rights to Mr. Lutnick in February 2016 with respect to 520,380 PSUs and 425,765 PPSUs pursuant to the standing policy, which represent the portion of such awards allocated to his approximate time spent on Newmark matters, because each of those PSUs and PPSUs was originally granted to Mr. Lutnick in partial payment of bonuses awarded to him under the BGC Incentive Plan for prior years and reflected in column (g) of the Summary Compensation Table for each of those prior years at their full notional dollar values.

(3)	Messrs. Gosin and Ficarro did not receive any grants of plan-based awards in 2016.

Outstanding Equity Awards at Fiscal Year End

The following table shows all unexercised options held by each of the named executive officers as of December 31, 2016:

	Option Awards					Grant Awards
(a) Name	(b) Number of Securities Underlying Unexercised Options (#) Exercisable(1)	(c) Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	(d) Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	(e) Option Exercise Price ($)	(f) Option Expiration Date	(g) Number of Shares or Units of Stock That Have Not Vested (#)(2)	(h) Market Value of Shares or Units of Stock That Have Not Vested(2)	(i) Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	(j) Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Howard W. Lutnick	500,000	—	—	10.82	12/28/2017	—	—	—	—
	520,380	—	—	N/A	N/A	—	—	—	—
Barry M. Gosin	1,955,067	—	—	N/A	N/A	—	—	—	—
James R. Ficarro	31,794	—	—	N/A	N/A	—	—	—	—

(1)	For Mr. Lutnick, column (b) represents 500,000 of his fully vested options on Class A common stock and 520,380 exchangeable PSUs. Column (b) does not include 425,765 exchangeable PPSUs held by Mr. Lutnick as of December 31, 2016 because they do not represent a right to acquire shares of Class A common stock. These PPSUs are exchangeable for cash in connection with the exchange of the related PPSUs for shares based upon the applicable determination price of each grant of PPSUs, which had a weighted average determination price of $7.03, for an aggregate of $2,993,128.

For Mr. Gosin, column (b) represents his exchangeable PSUs and APSUs held at December 31, 2016.

For Mr. Ficarro, column (b) represents his exchangeable PSUs held at December 31, 2016.

Exchangeable PSUs and APSUs may be exchanged at any time on a 1:1 basis for shares of Class A common stock. As of December 31, 2016, the closing market price of a share of Class A common stock was $10.23.

Non-exchangeable PSUs or APSUs held as of December 31, 2016 that are eligible to be granted exchange rights into Class A common stock were as follows: Mr. Lutnick, 1,497,125 units; Mr. Gosin, 5,005,674 units; Mr. Ficarro, 64,850 units.

NPSUs held as of December 31, 2016 that are eligible to be replaced by non-exchangeable PSUs/PPSUs, which in turn would be eligible to be granted exchange rights for shares of Class A common stock or cash, were as follows: Mr. Lutnick, 3,250,000; Mr. Ficarro, 40,910.

Unless otherwise noted, the number and value of awards in the table and this footnote reflect only those amounts attributable to the relevant executive’s services performed for us and excludes the amounts attributable to the relevant executives’ services performed on other matters for BGC Partners and its affiliates (other than us), and represents a percentage (i.e., for Mr. Lutnick, 50% of all compensation paid to him by BGC Partners; for Mr. Gosin, 100% of all compensation; for Mr. Ficarro, 90% of all compensation) of the compensation allocable in respect of each executive’s approximate time spent on Newmark matters.

(2)	Column (c) does not include non-exchangeable PPSUs held as of December 31, 2016 because they did not represent a right to acquire Class A common stock. As of December 31, 2016, the non-exchangeable PPSUs held by the named executive officers were as follows: Mr. Lutnick, 905,722 units; Mr. Gosin, 264,985 units; Mr. Ficarro, 48,631 units. Such number of PPSUs reflects the percentage of PPSUs attributable to each executive officer’s approximate time spent on Newmark matters.

(3)

Columns (g) and (h) do not include the following shares of restricted stock held at December 31, 2016 because such restricted stock is not subject to a risk of forfeiture: Mr. Ficarro, 13,831 shares and Mr. Gosin, 178,232 shares. For Mr. Ficarro, such number of shares of restricted stock reflects the percentage of shares of restricted stock outstanding as of

December 31, 2016 attributable to his approximate time spent on Newmark matters. As of December 31, 2016, no shares of restricted stock were held by Mr. Lutnick.

Option Exercises and Stock Vested

During 2016, Mr. Lutnick exercised options as described in the table below, no options were exercised by Mr. Ficarro and Mr. Gosin, and no stock vested for any of the named executive officers.

Option Awards
(a) Name	(b) Number of Shares acquired on exercise (#)(1)	(c) Value Realized on exercise ($) Unexercisable
Howard W. Lutnick	125,000	68,750
	400,000	136,000

(1)	During 2016, Mr. Lutnick exercised employee stock options through net exercise as follows: (a) March 9, 2016 with respect to 120,000 shares at an exercise price of $8.42 per share; and (b) November 9, 2016, with respect to 400,000 shares at an exercise price of $8.80 per share. The closing price of a share of Class A common stock on March 9, 2016 and November 9, 2016 was $8.97 and $9.14, respectively. The net exercises of such options resulted in 8,702 shares and 25,532 shares, respectively, being issued to Mr. Lutnick. The number and value of awards in the table and this footnote reflect only those amounts attributable to Mr. Lutnick’s services performed for us and excludes the amounts attributable to his services performed on other matters for BGC Partners and its affiliates (other than us), and represents a percentage (50% of all compensation paid to him by BGC Partners) of the compensation allocable in respect of his approximate time spent on Newmark matters.

Potential Payments upon Termination and Change in Control

The following table provides information regarding the estimated amounts payable to the named executive officers listed below, upon either termination or continued employment if such change in control had occurred on December 31, 2016 under their change in control and other agreements, described below, in effect on December 31, 2016 (including NPSUs granted and BGC Incentive Plan and other bonuses and commissions paid for 2016). The amounts in the table below reflect the amounts payable to Mr. Lutnick upon a change in control of BGC Partners as of December 31, 2016 that are attributable to his approximate BGC time spent on Newmark matters (i.e., 50% of his compensation). For Mr. Gosin, we have reflected 100% of the amounts he would be paid on a termination of his employment without “cause”, because the payments would have been the same whether or not a change in control of BGC Partners or Newmark had occurred. Mr. Ficarro is not eligible for additional benefits upon termination or a change in control. All amounts are determined, where applicable, using the $10.23 closing market price of our Class A common stock as of December 30, 2016. All amounts, including estimated tax gross-up payments, are subject to the specific terms and conditions set forth in the applicable change in control or other agreements and applicable law:

Name	Base Salary ($)		Bonus ($)	Earned but Unpaid Commissions	Non-Compete Payments ($)		Vesting of Equity Compensation ($)	Welfare Benefit Continuation ($)	Tax Gross- Up Payment ($)(6)	Total ($)
Howard W. Lutnick
Termination of Employment in connection with a Change in Control(1)	1,000,000		11,750,000		—		—	25,348	7,433,132	20,208,480
Extension of Employment in connection with a Change in Control	500,000		5,875,000		—		—	—	3,065,739	9,440,739
Barry M. Gosin							—
Termination of Employment without Cause Prior to a Change in Control(2)	376,096	(4)	1,928,778	113,270	2,000,000	(5)	—	—	—	4,418,144
Termination of Employment without Cause in connection with a Change in Control(3)	376,096	(4)	1,928,778	113,270	2,000,000	(5)	—	—	—	4,418,144
Any Termination of Employment	—		—		2,000,000	(5)	—	—	—	2,000,000

(1)	Upon a change in control at December 31, 2016, Mr. Lutnick would have had the right to receive (i) the replacement of any NPSUs with non-exchangeable PSUs/PPSUs, and such non-exchangeable PSUs/PPSUs would then be granted immediately exchangeable exchange rights in accordance with clause (ii); (ii) grants of immediately exchangeable exchange rights with respect to any non-exchangeable limited partnership units that would be eligible to be granted exchange rights held by him immediately prior to a change in control; and (iii) the immediate lapse of any restrictions on transferability of any shares of restricted stock held by him at such time.

At December 31, 2016, Mr. Lutnick held 4,747,125 of such non-exchangeable limited partnership units (including any PSUs or NPSUs which would be replaced with PSUs/PPSUs), which represents the number of such non-exchangeable units attributable to his approximate time spent on Newmark matters. Based on the closing price of Class A common stock of $10.23 on December 30, 2016, the value of the shares and cash underlying such grants would have been $48,563,089.

As of December 31, 2016, Mr. Lutnick held 905,722 non-exchangeable PPSUs, which represents the number of such non-exchangeable PPSUs attributable to his services to Newmark. Based upon the applicable determination price of each grant of PPSUs, the cash value underlying such exchange rights would have been $8,362,925.

As of December 31, 2016, Mr. Lutnick did not hold any shares of restricted stock.

In each case, the units exclude any units subject to redemption for zero or for cash in accordance with applicable agreements. See “—Change in Control Agreements.”

(2)	Upon a termination of Mr. Gosin’s employment without cause, any unvested compensatory partnership units held by Mr. Gosin would vest immediately. At December 31, 2016, Mr. Gosin had no unvested partnership units. See “Employment Agreements—Gosin Employment Agreement” below.

(3)	Upon a change in control at December 31, 2016, any non-exchangeable PSUs and APSUs held by Mr. Gosin as of such date would have been immediately exchangeable into restricted shares of Class A common stock, transferable ratably over the first through third anniversaries of the Change in Control, subject to certain conditions. See “Executive Compensation—Change in Control Agreements” below.

At December 31, 2016, Mr. Gosin held 5,005,674 of such non-exchangeable APSUs and PSUs. Based on the closing price of Class A common stock of $10.23 on December 30, 2016, the value of the shares underlying such grants of exchange rights would have been $51,208,045.

At December 31, 2016, Mr. Gosin held 222,790 shares of restricted stock that were subject only to restrictions on transferability. Based on the closing price of Class A common stock of $10.23 on December 30, 2016, the value of the shares would have been $2,279,142.

(4)	For 2016, Mr. Gosin’s base salary was $475,000, payable 50% in cash and 50% in partnership units, and the 50% portion in equity was calculated on a monthly basis by dividing $19,792 by the closing price of Class A common stock on the last day of the month in which the cash portion of the salary was paid.

(5)	Following a termination of Mr. Gosin’s employment for any reason, he would be eligible to receive a monthly cash payment equal to $83,333.33 in exchange for his non-compete for up to 24 months; provided that the Company may elect to release Mr. Gosin from his non-compete and cease making such payments at any time. If the Company elected to enforce Mr. Gosin’s non-compete for the full 24 month period, the value of such payment would be $2,000,000.

(6)	Mr. Lutnick is also entitled to a tax gross-up for excess parachute payments, if any, that would be due in respect of the impact a change in control would have on certain of his outstanding partnership units. Based on the vesting in footnote (1), on either a termination of employment or an extension of employment, these amounts, if any, would be estimated to be $38,998,956.

Change in Control Agreements

At the closing of this offering, Mr. Lutnick will enter into a Change in Control Agreement with us (which we refer to as the “Change in Control Agreement”) providing that, upon a change in control, all stock options, RSUs, restricted stock, and other awards based on shares of our Class A common stock held by him immediately prior to such change in control shall vest in full and become immediately exercisable, and all limited partnership units in Newmark Holdings shall, if applicable, vest in full and be granted immediately exchangeable exchange rights for shares of our Class A common stock. The Change in Control Agreement will also contain provisions relating to the continuation of medical and life insurance benefits for two years following termination or extension of employment, as applicable.

Under the Change in Control Agreement, if a change in control of the Company occurs (which will occur in the event that none of Cantor or any of its affiliates has a controlling interest in us) and Mr. Lutnick elects to terminate his employment with us, he will receive in a lump sum in cash an amount equal to two times his annual base salary and the annual bonus paid or payable by us for the most recently completed year, including any bonus or portion thereof that has been deferred, and receive medical benefits for two years after the termination of his employment (provided that, if Mr. Lutnick becomes re-employed and is eligible to receive medical benefits under another employer-provided plan, the former medical benefits will be secondary to the latter). If a change in control occurs and Mr. Lutnick does not so elect to terminate his employment with us, he will receive in a lump sum in cash an amount equal to his annual base salary and the annual bonus paid or payable for the most recently completed fiscal year, including any bonus or portion thereof that has been deferred, and receive medical benefits, provided that in the event that, during the three-year period following the change in control, his employment is terminated by us (other than by reason of his death or disability), he will receive in a lump sum in cash an amount equal to his annual base salary and the annual bonus paid or payable for the most recently completed fiscal year, including any bonus or portion thereof that has been deferred. The Change in Control Agreement will further provide for certain tax gross-up payments, provide for no duty of Mr. Lutnick to mitigate amounts due by seeking other employment and provide for payment of legal fees and expenses as a result of any dispute with respect to the Change in Control Agreement. The Change in Control Agreement will further provide for indemnification of Mr. Lutnick in connection with a challenge thereof. In the event of death or disability, or termination in the absence of a change in control, Mr. Lutnick will be paid only his accrued salary to the date of death, disability, or termination. The Change in Control Agreement will be terminable by the Company upon two years’ advance notice on or after the ten-year anniversary of the closing of this offering.

As of the date hereof, Mr. Lutnick is party to a substantially similar change in control agreement with BGC Partners and the payments that may become payable to Mr. Lutnick under such agreement had Mr. Lutnick terminated employment on December 31, 2016 are quantified in the table above.

As discussed above, NPSUs were granted to Mr. Lutnick in 2014, 2015, 2016 and 2017. Upon a change in control under the Change in Control Agreement, any unvested NPSUs will vest in full into vested, exchangeable PSUs/PPSUs. See “Compensation Discussion and Analysis—Equity Plan and Participation Plan Awards.”

Additionally, Mr. Gosin has entered into a letter agreement providing that in the event that BGC Partners or the NKF segment are no longer controlled by Cantor, Mr. Lutnick or one of their affiliates, any PSUs or APSUs then held by Mr. Gosin at the time of the change in control shall be exchanged into restricted shares of Class A common stock (subject to reduction for taxes and withholdings). Such shares shall be transferable ratably over the first through third anniversaries of such change in control, provided that Mr. Gosin continues to satisfy the non-compete, non-solicitation and non-disparagement conditions set forth in the share documentation through the applicable transfer date.

Employment Agreements

Gosin Employment Agreement

Newmark & Company Real Estate, Inc. (which we refer to in this section as the “NKF Segment”) and Barry M. Gosin are parties to an Amended and Restated Employment Agreement, which, as amended from time to time, we refer to as the “Gosin Employment Agreement,” pursuant to which Mr. Gosin has served as Chief Executive Officer of the NKF Segment, reporting directly to Mr. Lutnick. The Gosin Employment Agreement provides for a one year term ending on October 14, 2017, automatically extended for successive one-year periods unless terminated at least 90 days prior to the scheduled expiration. As such term was automatically extended, the Gosin Employment Agreement is currently scheduled to expire on October 14, 2017, subject to such automatic renewal provision.

The Gosin Employment Agreement provides that Mr. Gosin is entitled to receive:

•	an annual base salary of $475,000, half of which shall be paid in cash and half of which shall be in the form of an equity award;

•	commissions (which we refer to in this section as “Commissions”) equal to 60% of any commissions, net of certain costs and expenses of the NKF Segment, from the provision of real estate brokerage and consulting services for which Mr. Gosin was the sole employee who initiated, negotiated and concluded a transaction. If Mr. Gosin was not the sole employee who participated in the transaction, then the Commissions shall be allocated as Mr. Gosin and such other employees who participated in the transaction may agree in writing or as the NKF Segment may determine in the absence of such an agreement, subject to certain exceptions. Of the Commissions, except for amounts payable for receivables attributable to Mr. Gosin’s activities prior to the acquisition of the NKF Segment by BGC Partners, 90% shall be paid in cash and 10% shall be paid in the form of an equity award; provided, that, Mr. Gosin may make an irrevocable election to receive all or a portion of such cash payment in the form of non-exchangeable PSUs of BGC Holdings without vesting conditions and that are entitled to participate in quarterly distributions by BGC Holdings. Such PSUs shall become exchangeable when such exchangeability is offered to certain officers; and

•

participation in an incentive pool compensation arrangement (which we refer to as the “Pool”) consisting of 10% of the NKF Segment’s Pre-Tax Earnings (as defined in, and calculated in accordance with, the Gosin Employment Agreement) less the sum of (i) $8,921,400 (which we refer to as the

“annual amortized advance amount”) and (ii) the aggregate amount of any profit-based bonuses and certain specified employee salaries. The annual amortized advance amount is the annual amortized amount of the total grant date value of two grants of PSUs granted in 2014 and 2015, respectively, in respect of amendments to Mr. Gosin’s employment agreements. Mr. Gosin shall make recommendations as to the allocation of the Pool among himself and other employees and independent contractors of the NKF Segment, with the final allocations determined by Mr. Lutnick. For any period during which Mr. Gosin’s allocation of the Pool is at least $2,500,000, his salary shall be deducted from such allocation, and for any period during which Mr. Gosin’s allocation of the Pool is less than the annual amortized advance amount, the excess of that amount will be added to the next year’s annual amortized advance amount. The form of payment of Mr. Gosin’s allocation of the Pool is at the discretion of the NKF Segment, except that the payment cannot be made in the form of a loan.

During the term of employment, the NKF Segment may terminate the Gosin Employment Agreement for “Cause,” as defined therein, without further obligation, upon death or disability, or without Cause (upon 90 days’ notice). Amounts payable upon termination for death or disability shall be determined in accordance with the NKF Segment’s policy. If Mr. Gosin is terminated without Cause, in addition to Commissions earned but not yet paid through the termination date, he shall be entitled to receive (i) his salary through the remainder of the term of employment, (ii) the Pool allocation that he received for the immediately preceding calendar year for the remainder of the term of employment and (iii) accelerated vesting of any unvested compensatory units of BGC Holdings. In the event of Mr. Gosin’s permanent retirement from NKF and the real estate brokerage industry, it is the current intention of the General Partner of BGC Holdings that Mr. Gosin’s PSUs and APSUs then held at the time of retirement shall, at Mr. Gosin’s election, either be (y) redeemed for cash or Class A common stock ratably over the first through fourth anniversaries of such retirement or (z) exchanged into restricted shares of Class A common stock upon such retirement and become transferable ratably over the first through fourth anniversaries of such retirement, provided that Mr. Gosin continues to satisfy the non-compete, non-solicitation and non-disparagement conditions set forth in the share documentation through the applicable transfer date. Mr. Gosin may also request to remain a partner in BGC Holdings.

Mr. Gosin is subject to confidentiality, non-competition, non-solicitation and non-disparagement obligations. For as long as Mr. Gosin does not compete with the NKF Segment, subject to customary exceptions including ownership of less than 1% of the securities of a publicly-traded competitor and certain investments in ownership of real property, during the 24 months after any termination, and, provided that he executes and delivers a customary release, among other requirements, Mr. Gosin is entitled to receive $83,333.33 per month during the non-compete period. He also agreed not to solicit or perform services for any clients or prospective clients of the NKF Segment for such 24-month period and not to solicit any employees, consultants or independent contractors of the NKF Segment for a 48-month period following termination of his employment.

Mr. Gosin is also entitled to certain rights in the event of a Change in Control. See “Change in Control Agreements” above.

Compensation of Directors

Directors who are also our employees will not receive additional compensation for serving as director. Effective upon the completion of this offering, the compensation schedule for our non-employee directors will be as follows:

•	an annual cash retainer of $25,000,

•	an annual stipend for the chair of our compensation committee of $5,000, and

•	an annual stipend for the chair of our audit committee of $5,000.

We will also pay each non-employee director $1,000 for each meeting of our board of directors and $1,000 for each meeting of a committee of our board of directors actually attended, whether in person or by telephone.

Under our policy, none of our non-employee directors will be paid more than $2,000 in the aggregate for attendance at meetings held on the same date. Non-employee directors may also receive additional per diem fees for services as a director at the rate of $1,000 per day, with a limit of $5,000 per matter, for additional time spent on board or committee matters as directed from time to time by our board of directors. Non-employee directors also are reimbursed for all out-of-pocket expenses incurred in attending meetings of our board of directors or committees of our board on which they serve.

In addition to the cash compensation described above, upon the appointment or initial election of a non-employee director, we will grant to each non-employee director RSUs equal to the value of shares of our Class A common stock that could be purchased for $25,000 at the closing price of our Class A common stock on the trading date of the appointment or initial election of the non-employee director (rounded down to the next whole share). These RSUs will vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our board of directors at the opening of business on such dates.

Thereafter, we expect to annually grant to each non-employee director RSUs equal to the value of shares of our Class A common stock that could be purchased for $15,000 on the date of his or her re-election in consideration for services provided. These RSUs will vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our board of directors at the opening of business on such dates.

Long-Term Incentive Plan

Prior to the completion of this offering, we will adopt the Equity Plan to provide a means for us to attract, retain, motivate and reward present and prospective directors, officers, employees and consultants by increasing their ownership interests in us. Under the Equity Plan, individual awards may take the form of: (i) stock options, including incentive stock options (which we refer to as “ISOs”); (ii) SARs; (iii) restricted stock, consisting of shares of our Class A common stock that are subject to restrictions on transferability and other possible restrictions, including forfeiture based upon the failure to satisfy employment-related or other restrictions; (iv) deferred stock, representing the right to receive shares of our stock in the future, such as RSUs; (v) bonus stock and awards in lieu of cash compensation, including in payment of bonuses under our Incentive Plan; (vi) dividend equivalents, consisting of a right to receive cash, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our stock; or (vii) Other Stock-Based Awards, consisting of awards denominated or payable in, or the value of which is based in whole or in part upon the market or book value of, our Class A common stock, including in connection with Newmark Holdings limited partnership units awarded under the Participation Plan and working partner units that are exchangeable for shares of our Class A common stock or cash settled. Dividend equivalents may be paid, distributed or accrued in connection with any award issued under the Equity Plan, including RSUs, whether or not vested. Awards granted under the Equity Plan are generally not assignable or transferable, except by the laws of descent and distribution, unless permitted by our compensation committee or its designee.

The Equity Plan will be generally administered by our compensation committee, except that our board of directors will perform the Committee’s functions under the Equity Plan for purposes of grants of awards to members of the Committee and, to the extent permitted under applicable law and regulation, may perform any other function of our committee as well. Our compensation committee will have the authority, among other things, to: (i) select the present or prospective directors, officers, employees and consultants entitled to be granted awards under the Equity Plan; (ii) determine the types of awards, or combinations thereof, and whether such awards are to operate on a tandem basis or in conjunction with other awards; (iii) determine the number of shares of our Class A common stock or units or rights covered by an award; and (iv) determine the other terms and conditions of any award, including, without limitation, any restrictions or limitations on transfer, any vesting schedules or the acceleration thereof and any forfeiture provisions or waivers thereof, including forfeiture of awards, or of the cash, shares, other awards or other property received in payment or settlement of awards, in the event of termination of employment or service of the participant or his or her violation of company policies, restrictions, or other requirements. The grant price at which shares of our Class A common stock may be acquired pursuant to the grant of stock options and SARs under the Equity Plan may not be less than 100% of the fair market value of the shares covered by such grant on the date of grant, measured at the closing market price of our Class A common stock on such date. Our compensation committee’s authority with respect to awards to employees who are not directors or executive officers may be delegated to our officers or managers, including our Chief Executive Officer. This delegation may be revoked at any time.

Our present and prospective directors, officers, employees and consultants and those of our parent, subsidiaries and affiliates will be eligible for awards under the Equity Plan. Since the selection of participants and their awards under the Equity Plan are to be determined in the discretion of our compensation committee or its designee, such individuals and their awards are not presently determinable, other than with respect to automatic grants to non-employee directors, as discussed above, and the potential grant of exchange rights and cash settlement awards related to non-exchangeable PSUs and other limited partnership units (for which exchange rights may be granted) awarded under the Participation Plan, including pursuant to the committee’s special quarterly performance-based award opportunities and change in control agreements and provisions discussed above.

The flexible terms of the Equity Plan are intended to, among other things, permit our compensation committee to impose performance conditions with respect to any award, thereby requiring forfeiture of all or part of an award if performance objectives are not met, or linking the grant, exercisability or settlement of an award to the achievement of performance conditions. The performance goals, to the extent designed to meet the requirements of Section 162(m) of the Code, will be based solely on one or more of the following measures: (i) pre-tax or after-tax net income; (ii) pre-tax or after-tax operating income; (iii) gross revenue; (iv) profit margin; (v) stock price; (vi) cash flow(s); (vii) market share; (viii) pre-tax or after-tax earnings per share; (ix) pre-tax or after-tax operating earnings per share; (x) expenses; (xi) return on equity; or (xii) strategic business criteria, consisting of one or more objectives based upon meeting specified revenue, market penetration or geographic business expansion goals, cost targets or goals relating to acquisitions or dispositions. The determination of whether any performance goal is satisfied will be made in accordance with U.S. GAAP, to the extent relevant. However, in connection with any goal that is based upon operating income or operating earnings, the calculation may be made on the same basis as reflected in a release of earnings for a previously completed period as specified by the Committee.

If our compensation committee determines that any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other securities, stock dividend or other special, large and non-recurring dividend or distribution (whether in the form of cash, securities or other property), liquidation, dissolution, or other similar corporate transaction or event affects our shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the Equity Plan, then the committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares of stock reserved and available for awards under the Equity Plan; (ii) the number and kind of shares of stock specified in the annual per-person limitations under the Equity Plan; (iii) the number and kind of shares of outstanding restricted stock or other outstanding awards in connection with which shares have been issued; (iv) the number and kind of shares that may be issued in respect of other outstanding awards; and (v) the exercise price, grant price or purchase price relating to any award (or, if deemed appropriate, the committee may make provision for a cash payment, including, without limitation, payment based upon the intrinsic (i.e., in-the-money) value, if any, with respect to any outstanding award). In addition, the committee shall make appropriate adjustments in the terms and conditions of, and the criteria included in, awards (including, without limitation, cancellation of unexercised or outstanding awards, or substitution of awards using stock of a successor or other entity) in recognition of unusual or non-recurring events (including, without limitation, events described in the preceding sentence and events constituting a change in control) affecting us or our financial statements, or in response to changes in applicable law, regulation, or accounting principles.

Except as otherwise provided in individual award agreements, which need not be uniform, all conditions and restrictions relating to the continued performance of services with respect to the exercisability or full enjoyment of an award will accelerate or otherwise lapse immediately prior to a “change in control” (as defined in the Equity Plan). Upon the consummation of any transaction whereby we become a wholly owned subsidiary of any unaffiliated corporation, all stock options outstanding under the Equity Plan will terminate (after taking into account any accelerated vesting), with or without the payment of any consideration therefor, including, without limitation, payment of the intrinsic (i.e., in-the-money) value, if any, of such options, as determined by our compensation committee, unless such other corporation continues or assumes the Equity Plan as it relates to options then outstanding (in which case such other corporation will be treated as us for all purposes under the Equity Plan, and the compensation committee shall make appropriate adjustment in the number and kind of shares of stock subject thereto and the exercise price per share thereof to reflect consummation of such transaction). If the Equity Plan is not to be so assumed, we will notify participants at least 10 days in advance of the consummation of such transaction.

As to any award granted as a stock option or SAR, the Equity Plan includes a restriction providing that our compensation committee may not, without prior stockholder approval to the extent required under applicable law, regulation, or exchange rule, subsequently reduce the exercise price or grant price relating to such award, or take such other actions as may be considered a “repricing” of such award under U.S. GAAP. Adjustments to the exercise or grant price or number of shares of our Class A common stock subject to an option or SAR to reflect the effects of a stock split or other extraordinary corporate transaction will not constitute a “repricing.”

We may not, in connection with any award, extend, maintain, renew, guarantee or arrange for credit in the form of a personal loan to any participant who is our director or executive officer. With the consent of our compensation committee, and subject at all times to, and only to the extent, if any, permitted under, applicable law and regulation and other binding obligations or provisions applicable to us, we may extend, maintain, renew, guarantee or arrange for credit in the form of a personal loan to a participant who is not our director or executive officer in connection with any award, including, without limitation, the payment by such participant of any or all federal, state or local income or other taxes due in connection with any award.

The Equity Plan is non-exclusive, and the Plan creates no limitations on our board of directors or compensation committee from adopting other compensatory arrangements. The Equity Plan may be amended, altered, suspended, discontinued or terminated by our board of directors without stockholder approval unless such approval is required by law or regulation, including, without limitation, under the applicable rules of any stock exchange. Stockholder approval will not be deemed to be required under laws or regulations that condition favorable tax treatment on such approval, although our board of directors may, in its discretion, seek stockholder approval in any circumstances in which it deems such approval advisable. Our compensation committee may waive any conditions or rights, or amend, alter, suspend, discontinue or terminate any award, under the Equity Plan. No such change to the Equity Plan or any award may, without the participant’s consent, materially impair the rights of the participant under an outstanding award except as provided in the Equity Plan or applicable award agreement.

Material Federal Income Tax Consequences

The following is a brief description of the federal income tax consequences generally arising with respect to awards that may be granted under the Equity Plan. This discussion is intended for the information of our stockholders and not as tax guidance to individuals who may participate in the Equity Plan. The summary does not address the effects of other federal taxes or taxes imposed under state, local or foreign laws.

The grant of a stock option or SAR will create no tax consequences for the participant or us. A participant will not have taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and we will receive no tax deduction at that time. Upon exercising an option other than an ISO, the participant must generally recognize ordinary income equal to the difference between the exercise price and the fair market value of the freely transferable and non-forfeitable stock received. In each case, we will generally be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant.

A participant’s disposition of stock acquired upon the exercise of a stock option or SAR generally will result in capital gain or loss measured by the difference between the sale price and the participant’s tax basis in such stock (or the exercise price of the option in the case of stock acquired by exercise of an ISO and held for the applicable ISO holding periods). Generally, there will be no tax consequences to us in connection with a disposition of stock acquired upon the exercise of an option or other award, except that we will generally be entitled to a tax deduction (and the participant will recognize ordinary taxable income) if stock acquired upon exercise of an ISO is disposed of before the applicable ISO holding periods have been satisfied.

With respect to awards granted under the Equity Plan that may be settled either in cash or in stock or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant generally must recognize ordinary income equal to the cash or fair market value of stock or other property received. We will generally be entitled to a tax deduction for the same amount. With respect to awards involving stock or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant generally must recognize ordinary income equal to the fair market value of the stock or other property received at the first time the stock or other property becomes transferable or not subject to a substantial risk of forfeiture, whichever occurs earlier. We will generally be entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant. A participant may elect to be taxed at the time of receipt of the stock or other property rather than upon the lapse of restrictions on transferability or substantial risk of forfeiture, but if the participant subsequently forfeits such stock or property, the participant would not be entitled to any tax deduction, including a capital loss, for the value of the stock or property on which the participant previously paid tax. Such election must be made and filed with the IRS within 30 days after the receipt of the stock or other property.

As discussed above, in certain cases the federal income tax deduction to which we otherwise are entitled may be limited by application of Section 162(m) of the Code, which generally disallows a publicly held corporation’s tax deduction for compensation paid to its chief executive officer and certain of its other most highly compensated named executive officers in excess of $1,000,000 in any year; however, compensation that qualifies as “performance-based compensation” is excluded from the $1,000,000 deductibility cap. We intend that stock options and SARs granted under the Equity Plan at the fair market value of our Class A common stock on the date of grant will qualify as performance-based compensation. Stock units, performance units, stock awards, dividend equivalents, exchange rights and other awards granted under the Equity Plan will qualify as performance-based compensation only when our compensation committee conditions the grant, exercise or settlement of such awards on the achievement of specified performance goals in accordance with the requirements of Section 162(m) of the Code and the Equity Plan.

Under Section 409A of the Code, an award under the Equity Plan may be taxable to the participant at 20 percentage points above ordinary federal income tax rates at the time the award becomes vested, plus interest and penalties, even if that is prior to the delivery of cash or stock in settlement of the award, if the award constitutes “deferred compensation” under Section 409A of the Code and the requirements of Section 409A of the Code are not satisfied.

The Equity Plan provides that we have the right to require participants under the Equity Plan to pay us an amount necessary for us to satisfy our federal, state, local and foreign tax withholding obligations with respect to such awards. We may withhold from other amounts payable to such individual an amount necessary to satisfy these obligations. Unless the Compensation Committee or its designee determines otherwise, a participant may satisfy this withholding obligation by having shares acquired pursuant to the award withheld, or by transferring to us previously acquired shares of our Class A common stock.

The Equity Plan will be set forth as Exhibit 10.10 to the registration statement of which this prospectus is a part, and the description of the Equity Plan above is only intended to be a summary of the key provisions thereof. Such summary is qualified in its entirety by the actual text of the Equity Plan to which reference is made.

Bonus Compensation Plan

Prior to the completion of this offering, we will adopt the Newmark Incentive Bonus Compensation Plan (which we refer to as the “Incentive Plan”).

The purpose of the Incentive Plan is to (i) attract, retain and reward key employees by providing them with the opportunity to earn bonuses that are based on the achievement of specified performance goals, and (ii) structure such bonus opportunities in a way that will qualify the payments made as “performance-based” for purposes of Section 162(m) of the Code so that we will be entitled to a federal income tax deduction for the payment of such incentive bonuses to such employees. The adoption of the Incentive Plan will not limit the power of our board of directors or of our compensation committee to adopt such other bonus or incentive arrangements as it may deem appropriate.

The Incentive Plan will be administered by our compensation committee. Our compensation committee will have broad administrative authority to, among other things, designate participants, establish performance goals and performance periods, determine the timing of the payment of bonuses, and interpret and administer the Incentive Plan.

Participants in the Incentive Plan for any given performance period may include any of our key employees, including those of our subsidiaries, operating units and divisions, who is designated as a participant for such period by our compensation committee. The participants in the Plan for any given performance period will be designated by our compensation committee, in its sole discretion, before the end of the 90th day of such performance period or the date on which 25% of such performance period has been completed (which we refer to as the “Applicable Period”). This determination may vary from period to period. Bonuses paid under the Plan may be made in the form of cash, shares of our Class A common stock or other stock-based awards under our Equity Plan, or partnership unit awards under the Participation Plan.

Within the Applicable Period, our compensation committee will specify the applicable performance criteria and targets to be used under the Incentive Plan for such performance period. These performance criteria may vary from participant to participant and will be based on one or more of the following measures: (i) pre-tax or after-tax net income; (ii) pre-tax or after-tax operating income; (iii) gross revenue; (iv) profit margin; (v) stock price, dividends and/or total stockholder return; (vi) cash flows; (vii) market share; (viii) pre-tax or after-tax earnings per share; (ix) pre-tax or after-tax operating earnings per share; (x) expenses; (xi) return on equity; or (xii) strategic business criteria consisting of one or more objectives based upon meeting specified revenue, market penetration or geographic business expansion goals, cost targets and goals relating to acquisitions or divestitures, or any combination thereof. These performance criteria or goals may be: (a) expressed on an absolute or relative basis, including comparisons to the performance of other companies; (b) based on internal targets; (c) based on comparisons with prior performance; and (d) based on comparisons to capital, stockholders’ equity, shares outstanding, assets or net assets. The determination of whether any performance goal is satisfied will be made in accordance with U.S. GAAP, to the extent relevant, without regard to extraordinary items, changes in accounting, unless the committee determines otherwise, or non-recurring acquisition expenses and restructuring charges, including various charges related to the merger. However, in connection with any goal that is based on operating income or operating earnings, the calculation may be made on the same basis as reflected in a release of earnings for a previously completed period, as specified by the committee. For example, an income-based performance measure could be expressed in a number of ways, such as net earnings per share or return on equity, and with reference to meeting or exceeding a specific target, or with reference to growth above a specified level, such as a prior year’s performance or current or previous peer group performance. The Incentive Plan provides that the achievement of such goals must be substantially uncertain at the time they are established, and bonus opportunities are subject to the Committee’s right to reduce the amount of any bonus payable as a result of such performance, as discussed below.

The bonus opportunity for each participant may be expressed as a dollar-denominated amount or by reference to a formula, such as a percentage share of a bonus pool to be created under the Incentive Plan or a multiple of annual base salary. If a pool approach is used, the total bonus opportunities represented by the shares designated for the participants may not exceed 100% of the pool. In all cases, our compensation committee has the sole discretion to reduce (but not to increase) the actual bonuses paid under the Plan. The actual bonus paid to any given participant at the end of a performance period will be based on the extent to which the applicable performance goals for such performance period are achieved, as determined by the committee. The maximum bonus payable under the Plan to any one individual in any one calendar year will be $25 million.

Our board of directors may at any time amend or terminate the Incentive Plan, provided that (i) without the participant’s written consent, no such amendment or termination may adversely affect the bonus rights (if any) of any already designated participant for a given performance period once the participant designations and performance goals for such performance period have been announced; and (ii) our board of directors will be authorized to make any amendments necessary to comply with applicable regulatory requirements, including, without limitation, Section 162(m) of the Code. Amendments to the Incentive Plan will require stockholder approval only if required under Section 162(m) of the Code or other applicable law or regulation.

Material Federal Income Tax Consequences

The following is a brief description of the federal income tax consequences generally arising with respect to bonuses paid under the Incentive Plan. This discussion is intended for the information of our stockholders and not as tax guidance to individuals who may participate in the Incentive Plan. This summary does not address the effects of other federal taxes or taxes imposed under state, local or foreign tax laws.

Section 162(m) of the Code generally disallows a publicly held corporation’s federal income tax deduction in excess of $1,000,000 for compensation paid to its chief executive officer and certain of its other most highly compensated named executive officers, subject to an exception for compensation paid under a stockholder-approved plan that is “performance-based” within the meaning of Section 162(m) of the Code. The Incentive Plan provides a means for us to pay performance-based bonuses to certain of our key employees while preserving our tax deduction with respect to the payment of such bonuses.

Under present federal income tax law, a participant will generally realize ordinary income equal to the amount of the bonus received under the Incentive Plan in the year of such receipt. We will receive a tax deduction for the amount constituting ordinary income to the participant, provided that the participant’s total compensation is below the limit established by Section 162(m) of the Code or the Incentive Plan award satisfies the requirements of the performance-based exception of Section 162(m) of the Code. We intend that the Plan be adopted and administered in a manner that preserves the deductibility of Incentive Plan compensation under Section 162(m) of the Code.

Under Section 409A of the Code, an award under the Incentive Plan may be taxable to the recipient at 20 percentage points above ordinary income tax rates at the time the award becomes vested, plus interest and penalties, if the award constitutes “deferred compensation” under Section 409A of the Code and the requirements of Section 409A of the Code are not satisfied.

The Incentive Plan provides that we have the right to withhold from any bonus payable to a participant an amount necessary to satisfy our federal, state and local tax withholding obligations.

The Incentive Plan will be set forth as Exhibit 10.11 to the registration statement of which this prospectus is a part, and the description of the Incentive Plan above is only intended to be a summary of the key provisions thereof. Such summary is qualified in its entirety by the actual text of the Incentive Plan to which reference is made.

Newmark Holdings Participation Plan

In connection with the spin-off, Newmark Holdings intends to adopt the Newmark Participation Plan (which we refer to as the “Participation Plan”) as a means to attract, retain, motivate and reward present founding partners, present or prospective restricted equity partners and working partners and executive officers of Newmark Partners by enabling such founding/working partners, restricted equity partners and executive officers to acquire or increase their ownership interests in Newmark Holdings.

The Participation Plan will be administered by our compensation committee or its designee. The Participation Plan will provide for the grant of Newmark Holdings limited partnership interests issuable pursuant to the Newmark Holdings limited partnership agreement as of the date of the Participation Plan or as may thereafter be issuable thereunder. The total number of Newmark Holdings limited partnership interests issuable under the Participation Plan will be determined from time to time by our board of directors, provided that interests exchangeable for or otherwise representing the right to acquire shares of our Class A common stock may only be granted to the extent such shares are available for issuance under the Equity Plan. The committee will have broad administrative authority to, among other things, select present founding partners, present or prospective restricted equity partners or prospective working partners and executive officers entitled to receive bonus or purchase awards, determine the number and type of partnership interests covered by such awards, including whether such partnership interests will be exchangeable for or otherwise represent the right to receive shares of our Class A common stock, determine the purchase period and other terms and conditions of any purchase rights, and interpret and administer the Participation Plan. The committee will have the discretion to determine the price of any purchase right, which may be set at preferential or historical prices that are less than the prevailing fair market value of our Class A common stock.

The Participation Plan will provide that our compensation committee may at any time amend or terminate the Participation Plan, provided that, without the participant’s written consent, no such amendment or termination will adversely affect any outstanding purchase rights. Amendments to the Participation Plan will require stockholder approval only if required by applicable laws or applicable regulatory requirements.

The Participation Plan will be set forth as Exhibit 10.9 to the registration statement of which this prospectus is a part, and the description of the Participation Plan above is only intended to be a summary of the key provisions thereof. Such summary is qualified in its entirety by the actual text of the Participation Plan to which reference is made.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of the completion of this offering, with respect to the beneficial ownership of our Class A common stock and Class B common stock by: (1) each stockholder, or group of affiliated stockholders, that owns more than 5% of any class of our outstanding capital stock; (2) each of the named executive officers; (3) each director; and (4) the executive officers and directors as a group, in each case assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering. Unless otherwise indicated in the footnotes, the principal address of each of the stockholders, executive officers and directors identified below is located at 125 Park Avenue, New York, New York 10017. Shares of our Class B common stock are convertible into shares of our Class A common stock at any time in the discretion of the holder on a one-for-one basis. Accordingly, a holder of Class B common stock is deemed to be the beneficial owner of an equal number of shares of our Class A common stock for purposes of this table.

We are currently a wholly owned subsidiary of BGC Partners. Immediately prior to the completion of this offering, we will effect the separation, resulting in the distribution of limited partnership interests in Newmark Holdings to the current holders of limited partnership interests in BGC Holdings. BGC Partners will be the sole record owner of our Class A common stock immediately prior to the completion of this offering. BGC Partners will also be the sole record owner of our Class B common stock immediately prior to, and immediately following, the completion of this offering.

	Shares of Common Stock Beneficially Owned Before this Offering								Shares of Common Stock Beneficially Owned After this Offering
	Class B Common Stock				Class A Common Stock				Class B Common Stock				Class A Common Stock
Name	Shares		%		Shares		%		Shares		%		Shares		%
5% Beneficial Owners

BGC Partners, Inc.			100.0	(1)		(2)		(3)			100.0	(1)		(2)		(3)
Cantor Fitzgerald, L.P.		(4)	100.0	(1)		(5)		(3)		(4)	100.0	(1)		(5)		(3)
CF Group Management, Inc.(6)		(4)	100.0	(1)		(5)		(3)		(4)	100.0	(1)		(5)		(3)

Executive Officers and Directors

Named Executive Officers

Howard W. Lutnick(7)		(4)	100.0	(1)		(5)		(3)		(4)	100.0	(1)		(5)		(3)
Barry M. Gosin	—		—						—		—
James R. Ficarro	—		—						—		—

Directors

All executive officers and directors as a group ( persons)			100.0	(1)		(5)		(3)			100.0	(1)		(5)		(3)

*	Less than 1%
(1)	Percentage based on shares of our Class B common stock outstanding.
(2)	Consists of (a) shares of our Class A common stock held directly and (b) shares of our Class A common stock acquirable upon conversion of shares of our Class B common stock held directly.
(3)	Percentage based on (a) shares of our Class A common stock outstanding and (b) shares of our Class A common stock acquirable upon conversion of shares of our Class B common stock held by BGC Partners.
(4)	Consists of shares of our Class B common stock held by BGC Partners, of which Cantor may be deemed the beneficial owner as a result of its ownership of a majority of the outstanding voting power of BGC Partners.

(5)	Consists of (a) shares of our Class A common stock held by BGC Partners and (b) shares of our Class A common stock acquirable upon conversion of shares of our Class B common stock held by BGC Partners, of which Cantor may be deemed the beneficial owner as a result of its ownership of a majority of the outstanding voting power of BGC Partners.
(6)	CFGM is the managing general partner of Cantor.
(7)	Mr. Lutnick is the President and sole stockholder of CFGM. CFGM is the managing general partner of Cantor.

Beneficial Ownership of BGC Partners Common Stock

The following table sets forth certain information, as of July 31, 2017, with respect to the beneficial ownership of Class A common stock and Class B common stock of BGC Partners, by: (1) each of the named executive officers; (2) each of our directors; and (3) the executive officers and directors as a group. Shares of Class B common stock of BGC Partners are convertible into shares of Class A common stock of BGC Partners at any time in the discretion of the holder on a one-for-one basis. Accordingly, a holder of Class B common stock of BGC Partners is deemed to be the beneficial owner of an equal number of shares of Class A common stock of BGC Partners for purposes of this table.

	Shares of Common Stock of BGC Partners Beneficially Owned
	Class B Common Stock				Class A Common Stock
Name	Shares		%		Shares		%

Named Executive Officers
Howard W. Lutnick	69,497,800	(1)	100.0	(2)	125,798,804	(3)	35.4	(4)
Barry M. Gosin	—		—		4,027,839	(5)	1.5	(7)
James R. Ficarro	—		—		271,792	(6)	*

Directors
All executive officers and directors as a group (4 persons)	69,497,800	(1)	100.0	(2)	130,107,765		36.4	(8)

*	Less than 1%
(1)	Consists of (i) 48,745 shares of BGC Partners Class B common stock held by CFGM, (ii) 34,799,362 shares of BGC Partners Class B common stock held by Cantor and (iii) 34,649,693 shares of BGC Partners Class B common stock acquirable upon exchange by Cantor of BGC Holdings exchangeable limited partnership interests. Mr. Lutnick is the President and sole stockholder of CFGM. CFGM is the managing general partner of Cantor.
(2)	Percentage based on 34,848,107 shares of BGC Partners Class B common stock outstanding.
(3)	Mr. Lutnick’s holdings consist of:
(i)	1,000,000 shares of BGC Partners Class A common stock subject to options currently outstanding and exercisable;
(ii)	2,341,845 shares of BGC Partners Class A common stock held directly;
(iii)	439,600 shares of BGC Partners Class A common stock held in Mr. Lutnick’s 401(k) account (as of July 31, 2017);
(iv)	4,532,201 shares of BGC Partners Class A common stock held in various trust, retirement and custodial accounts ((A) 3,442,124 shares held in Mr. Lutnick’s personal asset trust, of which he is the sole trustee, (B) 284,132 shares held by a trust for the benefit of descendants of Mr. Lutnick and his immediate family (which we refer to as the “Trust”), of which Mr. Lutnick’s wife is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (C) 208,321 shares held in a Keogh retirement account for Mr. Lutnick, (D) 555,135 shares held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, (E) 26,724 shares held in other retirement accounts and (F) 15,765 shares held in custodial accounts for the benefit of certain members of Mr. Lutnick’s family under the Uniform Gifts to Minors Act);
(v)	598,071 shares of BGC Partners Class A common stock held by CFGM;
(vi)	48,745 shares of BGC Partners Class A common stock acquirable upon conversion of 48,745 shares of BGC Partners Class B common stock held by CFGM;
(vii)	14,078,672 shares of BGC Partners Class A common stock held by Cantor;
(viii)	34,799,362 shares of BGC Partners Class A common stock acquirable upon conversion of 34,799,362 shares of BGC Partners Class B common stock held by Cantor;

(ix)	51,183,176 shares of BGC Partners Class A common stock acquirable upon exchange of 51,183,176 BGC Holdings exchangeable limited partnership interests;
(x)	7,742,325 April 2008 distribution rights shares acquirable by Mr. Lutnick, receipt of which has been deferred;
(xi)	1,231,396 February 2012 distribution rights shares acquirable by Mr. Lutnick, receipt of which has been deferred;
(xii)	2,050,197 April 2008 distribution rights shares acquirable by CFGM, receipt of which has been deferred;
(xiii)	160,675 February 2012 distribution rights shares acquirable by CFGM, receipt of which has been deferred;
(xiv)	1,610,182 shares of BGC Partners Class A common stock receivable pursuant to April 2008 distribution rights shares held by a trust for the benefit of Mr. Lutnick’s family, receipt of which has been deferred;
(xv)	2,048,000 shares of BGC Partners Class A common stock receivable pursuant to April 2008 distribution rights shares held by KBCR Management Partners, LLC (which we refer to as “KBCR”), receipt of which has been deferred;
(xvi)	287,967 February 2012 distribution rights shares acquirable by KBCR, receipt of which has been deferred;
(xvii)	161,842 April 2008 distribution rights shares acquirable by LFA LLC (which we refer to as “LFA”), receipt of which has been deferred;
(xviii)	16,193 February 2012 distribution rights shares acquirable by LFA, receipt of which has been deferred;
(xix)	32,469 shares of BGC Partners Class A common stock owned by LFA;
(xx)	1,040,761 shares of BGC Partners Class A common stock acquirable upon exchange of 1,040,761 BGC Holdings exchangeable limited partnership units; and
(xxi)	395,125 shares of BGC Partners Class A common stock owned by KBCR.

These amounts include an aggregate of 15,819,690 distribution rights shares consisting of (A) 14,038,084 April 2008 distribution rights shares and (B) 1,781,606 February 2012 distribution rights shares, which may generally be issued to such partners of Cantor Fitzgerald, L.P. upon request.

(4)	Percentage based on (i) 251,597,104 shares of BGC Partners Class A common stock outstanding; (ii) 34,848,107 shares of BGC Partners Class B common stock outstanding, (iii) 51,183,176 shares of BGC Partners Class A common stock acquirable upon exchange of 51,183,176 BGC Holdings exchangeable limited partnership interests; (iv) 1,000,000 shares of BGC Partners Class A common stock subject to options currently outstanding and exercisable; (v) 7,742,325 April 2008 distribution rights shares acquirable by Mr. Lutnick, receipt of which has been deferred; (vi) 1,231,396 February 2012 distribution rights shares acquirable by Mr. Lutnick, receipt of which has been deferred; (vii) 2,050,197 April 2008 distribution rights shares acquirable by CFGM, receipt of which has been deferred; (viii) 160,675 February 2012 distribution rights shares acquirable by CFGM, receipt of which has been deferred; (ix) 1,610,182 shares of BGC Partners Class A common stock receivable by pursuant to April 2008 distribution rights shares held by a trust for the benefit of Mr. Lutnick’s family, receipt of which has been deferred; (x) 2,048,000 shares of BGC Partners Class A common stock receivable pursuant to April 2008 distribution rights shares held by KBCR, receipt of which has been deferred; (xi) 287,967 February 2012 distribution rights shares acquirable by KBCR, receipt of which has been deferred; (xii) 161,842 April 2008 distribution rights shares acquirable by LFA, receipt of which has been deferred; (xiii) 16,193 February 2012 distribution rights shares acquirable by LFA, receipt of which has been deferred; and (xiv) 1,040,761 shares of BGC Partners Class A common stock acquirable upon exchange of 1,040,761 BGC Holdings exchangeable limited partnership units.
(5)	Mr. Gosin’s holdings consist of (i) 1,813,649 shares of BGC Partners Class A common stock held directly; (ii) 178,232 shares of BGC Partners restricted Class A common stock held directly; and (iii) 2,035,958 shares of BGC Partners Class A common stock acquirable upon exchange of 2,035,958 BGC Holdings exchangeable limited partnership interests.
(6)	Mr. Ficarro’s holdings consist of (i) 63,509 shares of BGC Partners Class A common stock held directly; (ii) 15,368 shares of BGC Partners restricted Class A common stock held directly; (iii) 115,323 shares of BGC Partners Class A common stock held in Mr. Ficarro’s 401(k) account (as of July 31, 2017); (iv) 63,000 shares of BGC Partners Class A common stock acquirable upon exchange of 63,000 BGC Holdings exchangeable partnership interests; and (v) 14,592 shares of BGC Partners Class A common stock held in a joint account with his spouse.
(7)	Percentage based on (i) 251,597,104 shares of BGC Partners Class A common stock outstanding; and (ii) 2,035,958 shares of BGC Partners Class A common stock acquirable upon exchange of 2,035,958 BGC Holdings exchangeable limited partnership interests.
(8)	Percentage based on (i) 251,597,104 shares of BGC Partners Class A common stock outstanding; (ii) 34,848,107 shares of BGC Partners Class B common stock outstanding; (iii) 51,183,176 shares of BGC Partners Class A common stock acquirable upon exchange of 51,183,176 BGC Holdings exchangeable limited partnership interests; (iv) 1,007,085 shares of BGC Partners Class A common stock subject to options currently outstanding and exercisable; (v) 2,701,036 shares of BGC Partners Class A common stock acquirable upon exchange of 2,701,036 BGC Holdings exchangeable limited partnership interests; and (vi) 15,819,690 distribution rights shares, receipt of which has been deferred.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

This section of the prospectus includes descriptions of the material terms of the separation and distribution agreement, the amended and restated limited partnership agreement for Newmark Holdings, the amended and restated limited partnership agreement for Newmark OpCo, the administrative services agreement, the transition services agreement, the tax matters agreement, the tax receivable agreement, the registration rights agreement, the BP transaction agreement, the Real Estate Newco limited partnership agreement and other relationships and related transactions, but does not purport to describe all the terms of such agreements or transactions. The following summary is qualified in its entirety by reference to the complete text of these agreements, to the extent attached as exhibits to the registration statement of which this prospectus is a part. We urge you to read the full text of these agreements.

Review, Approval and Ratification of Transactions with Related Persons

The general policy of Newmark and our audit committee is that all material transactions with a related party, including transactions with BGC Partners and Cantor, the relationships between us and BGC Partners and Cantor and agreements with related parties, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our audit committee, which will determine whether such transactions or proposals are fair and reasonable to our stockholders. In general, potential related-party transactions will be identified by our management and discussed with our audit committee at our audit committee’s meetings. Detailed proposals, including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to our audit committee with respect to each issue under consideration and decisions will be made by our audit committee with respect to the foregoing related-party transactions after opportunity for discussion and review of materials. When applicable, our audit committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors. Our policies and procedures regarding related-party transactions are set forth in our Audit Committee Charter and Code of Business Conduct and Ethics, both of which are publicly available on our website at www.ngkf.com under the heading “Investor Info.”

Separation and Distribution Agreement

The separation and distribution agreement sets forth the agreements between BGC Partners and us regarding the principal corporate transactions required to effect our separation from BGC Partners, this offering and the distribution, if any, and other agreements governing the relationship between BGC Partners and us.

The Separation and Contribution

The separation and distribution agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and BGC Partners as part of the separation of BGC Partners into two companies, and it provides for when and how these transfers, assumptions and assignments will occur.

At the closing of the separation, the BGC Partners group will contribute, convey, transfer, assign and deliver to us and our subsidiaries (including Newmark OpCo), and we and our subsidiaries (including Newmark OpCo) will acquire and accept from the BGC Partners group, all of the right, title and interest of the BGC Partners group to the transferred assets (which we refer to as the “contribution”), which include among others the following:

•	all assets that are or would have been included in the Newmark pro forma balance sheet as of ;

•	certain equity interests related to the Newmark business;

•	certain contracts (or portions thereof) primarily related to the Newmark business, including employment agreements with transferred employees;

•	all intellectual property, software and information technology primarily related to the Newmark business;

•	all permits or licenses issued by any governmental authority to the extent primarily related to the Newmark business and permitted by applicable law to be transferred;

•	all non-archived information, books and records (other than tax returns) to the extent available and primarily related to the Newmark business;

•	all rights and assets expressly allocated to us pursuant to the terms of the separation and distribution agreement or the ancillary agreements entered into in connection with the separation;

•	all other assets that are exclusively related to the Newmark business; and

•	the right to receive the Nasdaq shares that remain payable by Nasdaq pursuant to the Nasdaq Transaction.

The BGC Partners group will retain ownership to all of their other assets, which include among others the following:

•	any litigation claim or recovery relating to specified matters, and any insurance policy and proceeds to the extent covering any excluded asset or any excluded liability (as defined below);

•	specified equity interests;

•	all intellectual property, software and information technology not primarily used in the Newmark business, including any rights (ownership, licensed or otherwise) to use the “BGC” or “BGC Partners” name or mark;

•	all information, books and records that cannot, without unreasonable efforts or expense, be separated from the information, books and records maintained by the BGC Partners group in connection with businesses other than the Newmark business or to the extent that such information, books and records are related to excluded assets, excluded liabilities or employees who do not become Newmark employees, personnel files and records and tax returns; and

•	all assets relating to the other businesses of BGC Partners (other than any of the transferred assets).

In the separation, we, Newmark Holdings and Newmark OpCo will assume and become liable for, and will pay, perform and discharge as they become due, the transferred liabilities, which include among others the following:

•	all liabilities set forth that are or would have been included in the Newmark pro forma balance sheet as of ;

•	all liabilities of the BGC Partners group or the Newmark group relating to, arising from or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the effective time of the separation, in each case to the extent that such liabilities relate to, arise out of or result from the Newmark business or a transferred asset;

•	all liabilities arising out of claims made by any third party against any member of the BGC Partners group or Newmark group to the extent relating to, arising out of or resulting from the Newmark business or a transferred asset; and

•	all liabilities relating to, arising from or in connection with the Newmark business’ employees and their employment, including all compensation, benefits, severance, workers’ compensation and welfare benefit claims and other employment-related liabilities arising from or relating to the conduct of the Newmark business.

The BGC Partners group will retain and become liable for, and will pay, perform and discharge as they become due, the excluded liabilities, which include:

•	any guarantee by BGC Partners to a third party in respect of certain indebtedness specified in the separation and distribution agreement;

•	all liabilities relating to, arising from or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the effective time of the separation of the BGC Partners group and, as of the effective time of the separation, the Newmark group, in each case that are not transferred liabilities; and

•	all liabilities arising out of claims made by any third party against any member of the BGC Partners group or Newmark group to the extent relating to, arising out of or resulting from BGC Partners’ retained businesses or an excluded asset.

The parties to the separation and distribution agreement will execute and deliver one or more agreements of assignment and assumption and/or bills of sale or such other instruments of transfer as BGC Partners may request for the purpose of effecting the separation.

No Representations and Warranties

No party to the separation and distribution agreement will make any representations or warranties of any kind concerning the transactions contemplated by the separation and distribution agreement, transferred assets, transferred liabilities or the Newmark business or any consents or approvals required in such connection. The parties agree that we will bear the economic and legal risk that the conveyance of the transferred assets is insufficient or that the title to those assets is not good, marketable and free from encumbrances.

Intercompany Agreements; Guarantee Obligations

Certain contracts, licenses, commitments or other arrangements between BGC Partners and us or any entity transferred to us in the separation will be terminated as of the completion of this offering. Intercompany receivables outstanding under any of the terminated agreements as of the completion of this offering will be net settled in cash within 90 days thereafter.

The parties will cooperate to have the applicable members of the BGC Partners group substituted or otherwise removed as guarantor or obligor in respect of all obligations of BGC Partners under any transferred liabilities for which BGC Partners may be liable, as guarantor, original tenant, primary obligor or otherwise, except, in each case, for any excluded liability. We (1) will indemnify and hold harmless BGC Partners for any resulting identifiable losses and (2) will not renew, extend the term of, increase its obligations under, or transfer to a third party, without BGC Partners’ prior written consent, any loan, lease, contract or other obligation for which BGC Partners may be liable.

The parties will cooperate to have the applicable members of the Newmark group substituted or otherwise removed as guarantor or obligor in respect of all obligations of Newmark under any excluded liabilities for which Newmark may be liable, as guarantor, original tenant, primary obligor or otherwise, except, in each case, for any transferred liability. BGC Partners (1) will indemnify us and hold us harmless for any resulting identifiable losses and (2) will not renew, extend the term of, increase its obligations under, or transfer to a third party, without our prior written consent, any loan, lease, contract or other obligation for which we may be liable.

New Newmark

To facilitate tax-free exchanges of the Newmark Holdings exchangeable limited partnership interests, Cantor has a one-time right, exercisable at any time after the second anniversary of the distribution and otherwise subject to preserving the tax-free treatment of the distribution to BGC Partners, at Newmark Holdings’ expense to (1) incorporate, or cause the incorporation of, a newly formed, wholly owned subsidiary of ours (which we refer to as “New Newmark”) (2) incorporate, or cause the incorporation of, a newly formed, wholly owned subsidiary of New Newmark (which we refer to as “New Newmark Sub”) and (3) cause the merger of New Newmark Sub with us, with the surviving corporation being a wholly owned subsidiary of New Newmark. In connection with such a merger, our Class A common stock and Class B common stock will each hold equivalent common stock in New Newmark, with identical rights to the applicable class of shares held prior to such merger. As a condition to such merger, we will have received an opinion of counsel, reasonably satisfactory to our audit committee, to the effect that such merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Cantor will indemnify us to the extent that we incur any material income taxes as a result of the transactions related to such merger.

Indemnification

Newmark OpCo will indemnify, defend and hold harmless the Cantor group, the BGC Partners group and the Newmark group (other than Newmark OpCo and its subsidiaries) and each of their respective directors, officers, general partners, managers and employees, from and against all liabilities to the extent relating to, arising out of or resulting from:

•	the transferred liabilities;

•	the failure of any member of the Newmark group or any other person to pay, perform or otherwise promptly discharge any of the transferred liabilities in accordance with their terms, whether prior to, at or after the separation;

•	any breach by Newmark OpCo or any of its subsidiaries of the separation and distribution agreement or any of the ancillary agreements, other than the transition services agreement;

•	except to the extent relating to an excluded liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement or arrangement for the benefit of any member of the Newmark group by any member of the BGC Partners group that survives following the separation; and

•	any untrue statement or alleged untrue statement of a material fact in our registration statement on Form S-1, of which this prospectus is a part, other than statements made explicitly in the name of a member of the BGC Partners group (including the reasons of the board of directors of BGC Partners for the separation) or specifically relating to the BGC Partners group or the BGC Partners business.

BGC U.S. will indemnify, defend and hold harmless the Cantor group, the Newmark group and the BGC Partners Group (other than BGC U.S. and its subsidiaries) and each of their respective directors, officers, general partners, managers and employees from and against all liabilities to the extent relating to, arising out of or resulting from:

•	the excluded liabilities;

•	the failure of any member of the BGC Partners group or any other person to pay, perform or otherwise promptly discharge any of the excluded liabilities in accordance with their terms, whether prior to, at or after the separation;

•	any breach by BGC U.S. or any of its subsidiaries of the separation and distribution agreement or any of the ancillary agreements, other than the transition services agreement;

•	except to the extent relating to a transferred liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement or arrangement for the benefit of any member of the BGC Partners group by any member of the Newmark group that survives following the separation; and

•	any untrue statement or alleged untrue statement of a material fact in our registration statement on Form S-1, of which this prospectus is a part, but only with respect to statements made explicitly in the name of a member of the BGC Partners group (including the reasons of the board of directors of BGC Partners for the separation) or specifically relating to the BGC Partners group or the BGC Partners business.

Newmark, Newmark Holdings, BGC Partners and BGC Holdings will also indemnify the other parties to the separation and distribution agreement and their respective subsidiaries and each of their respective directors, officers, general partners, managers and employees from and against all liabilities to the extent relating to, arising out of or resulting from any breach by such party or any of its subsidiaries of the separation and distribution agreement or any of the ancillary agreements, other than the transition services agreement.

The separation and distribution agreement specifies procedures with respect to claims subject to indemnification and related matters.

Releases

As of the separation, the Newmark group will release and forever discharge the BGC Partners group from:

•	the transferred liabilities;

•	all liabilities existing or arising from the implementation of the separation, this offering or the distribution; and

•	all liabilities existing or arising from any facts or conditions existing prior to this offering relating to the Newmark business, the transferred assets or the transferred liabilities.

As of the separation, the BGC Partners group will release and forever discharge the Newmark group from:

•	the excluded liabilities;

•	all liabilities existing or arising from the implementation of the separation, this offering or the distribution; and

•	all liabilities existing or arising from any facts or conditions existing prior to this offering relating to the BGC Partners business, the excluded assets or the excluded liabilities.

The releases will not extend to (1) obligations or liabilities the release of which would result in the release of an unaffiliated third party or (2) obligations or liabilities under any agreements between the parties that remain in effect following the separation, including, but not limited to, the separation and distribution agreement, the administrative services agreement, the transition services agreement, the tax receivable agreement, the tax matters agreement, the registration rights agreement and the transfer documents in connection with the separation.

Employee Matters

In general, any employee of BGC Partners or its subsidiaries primarily engaged in the conduct of the Newmark business immediately prior to the separation, except those employees employed by BGC Partners primarily in corporate or executive level functions, will be transferred to us. As promptly as practicable following each fiscal quarter, our management will provide a report to our audit committee specifying all of the founding partners who have been terminated by us. Our management will also give our audit committee notice prior to such termination if the capital account underlying the Newmark Holdings founding partner interests held by a founding partner or, in the case of a series of related terminations, by a group of founding partners, exceeds $2.0 million on the date of termination.

Amendment

The separation and distribution agreement may be amended and modified only by a written agreement, signed by all parties to the separation distribution agreement.

Conditions

The separation and distribution agreement provides that the separation and this offering will be subject to the satisfaction (or waiver by BGC Partners in its sole discretion) of the following conditions:

•	the completion of the separation and the related transactions in accordance with the plan of reorganization set forth in the separation and distribution agreement;

•	the SEC declaring effective our registration statement on Form S-1, of which this prospectus is a part, and there not being in effect any stop order with respect thereto or any proceeding instituted by the SEC for such purpose;

•	all actions and filings necessary or appropriate under federal, state or foreign securities laws having been taken and, where applicable, becoming effective or being accepted by the applicable governmental authority;

•	the approval for listing on the NASDAQ Global Market of the shares of our Class A common stock to be offered in this offering, subject to official notice of issuance;

•	the ancillary agreements relating to the separation having been duly executed and delivered by the parties thereto;

•	our having entered into the underwriting agreement and all conditions to the obligations of BGC Partners, us and the underwriters’ under the underwriting agreement having been satisfied or waived;

•	BGC Partners being satisfied in its sole discretion that it will, following this offering and at all times until the distribution, own (1) at least 80.1% of the total voting power with respect to the election and removal of directors of our outstanding common stock and (2) at least 80.1% of any class of our capital stock not entitled to vote; and BGC Partners being satisfied in its sole discretion that all other conditions to the distribution qualifying, for U.S. federal income tax purposes, as a tax-free distribution to BGC Partners and BGC Partners’ stockholders, to the extent applicable as of the time of this offering, being satisfied and there not being any event or condition that is likely to cause any of such conditions not to be satisfied as of the time of the distribution or thereafter;

•	no order, injunction or decree having been issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation, this offering, the distribution or any of the related transactions being in effect;

•	such other actions as BGC Partners or we may, based upon the advice of counsel, reasonably request to be taken prior to the separation and this offering in order to assure the successful completion of the separation and this offering and the other transactions contemplated by the separation and distribution agreement having been taken;

•	no termination of the separation and distribution agreement having occurred; and

•	no event or development having occurred or existing or being expected to occur that, in the judgment of the board of directors of BGC Partners, in its sole discretion, makes it inadvisable to effect the separation or this offering.

Related Transactions Prior to the IPO

Issuance of Interests in Newmark Holdings

Prior to the completion of this offering, in connection with the separation, Newmark Holdings limited partnership interests, Newmark Holdings founding partner interests, Newmark Holdings working partner interests and Newmark Holdings limited partnership units will be issued to holders of BGC Holdings limited partnership interests, BGC Holdings founding partner interests, BGC Holdings working partner interests and BGC Holdings limited partnership units in proportion to such interests of BGC Holdings held by such holders immediately prior to the separation.

The Financing Transactions

As a result of the separation and contribution, we will maintain separate cash management and financing functions for operations. Additionally, our capital structure, long-term commitments and sources of liquidity will change significantly from our historical capital structure, long-term commitments and sources of liquidity. Prior to the closing of this offering, we expect to incur related party debt from BGC Partners in an aggregate principal amount of approximately $             million. Subsequent to this offering, we intend to replace this related party debt with new senior term loans (which may be secured or unsecured), new senior unsecured notes, other long- or short-term financing or a combination thereof in an aggregate principal amount of approximately $             million.

We expect to pay $             million of the net proceeds of this offering to BGC Partners in partial exchange for the contribution of assets by BGC Partners to us and/or to settle certain obligations of ours to BGC Partners.

The Distribution

The separation and distribution agreement also governs the rights and obligations of BGC Partners and Newmark regarding the proposed distribution by BGC Partners to its stockholders of the shares of our common stock held by BGC Partners following this offering. BGC Partners expects to accomplish the distribution through a spin-off, which is a pro rata distribution by BGC Partners of its shares of our common stock to holders of BGC Partners’ common stock, with our shares of Class A common stock held by it to be distributed to the holders of shares of Class A common stock of BGC Partners and our shares of Class B common stock held by it to be distributed to the holders of the shares of Class B common stock of BGC Partners.

To account for potential changes in the number of shares of Class A common stock and Class B common stock of BGC Partners and Newmark between this offering and the distribution, and to ensure that the distribution (if it occurs) is pro rata to the stockholders of BGC Partners, immediately prior to the distribution, BGC Partners will convert any shares of Class B common stock of Newmark beneficially owned by BGC Partners into shares of Class A common stock of Newmark, or exchange any shares of Class A common stock of Newmark beneficially owned by BGC Partners for shares of Class B common stock of Newmark, so that the ratio of shares of Class B common stock of Newmark held by BGC Partners to the shares of Class A common stock of Newmark held by BGC Partners, in each case as of immediately prior to the distribution and on a fully diluted basis, equals the ratio of shares of outstanding Class B common stock of BGC Partners to the shares of outstanding Class A common stock of BGC Partners, in each case as of the record date of the distribution and on a fully diluted basis.

There are various conditions to the completion of the distribution. In addition, BGC Partners may terminate its obligation to complete the distribution at any time if the board of directors of BGC Partners, in its sole discretion, determines that the distribution is not in the best interests of BGC Partners or its stockholders. Consequently, we cannot assure you as to when or whether the distribution will occur.

The separation and distribution agreement provides that BGC Partners’ obligation to complete the distribution will be subject to several conditions that must be satisfied (or waived by BGC Partners in its sole discretion), including, among others:

•	BGC Partners’ receipt of an opinion from Wachtell, Lipton, Rosen & Katz, outside counsel to BGC Partners, satisfactory to the board of directors of BGC Partners, to the effect that the contribution and distribution, taken together, will qualify as a transaction that is described in Section 355 and 368(a)(1)(D) of the Internal Revenue Code;

•	all governmental approvals necessary to consummate the distribution having been obtained and remaining in full force and effect;

•	all actions and filings necessary or appropriate under applicable securities laws in connection with the distribution having been taken or made, and, where applicable, becoming effective or being accepted by the applicable governmental authority;

•	the approval for listing on the NASDAQ Global Market of the shares of our Class A common stock to be distributed to the holders of BGC Partners Class A common stock in the distribution, subject to official notice of distribution;

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions being in effect, and no other event outside the control of BGC Partners having occurred or failed to occur that prevents the consummation of the distribution or any of the related transactions; and

•	no other events or developments having occurred subsequent to the completion of this offering that, in the judgment of the board of directors of BGC Partners, would result in the distribution not being in the best interest of BGC Partners or its stockholders.

As described above, BGC Partners will have the right to terminate its obligation to complete the distribution if, at any time, the board of directors of BGC Partners determines, in its sole discretion, that the distribution is not in the best interests of BGC Partners or its stockholders. If such termination occurs after the separation, neither party will have any liability to the other party under the separation and distribution agreement in respect of the distribution.

If the board of directors of BGC Partners terminates BGC Partners’ obligation to complete the distribution or waives a material condition to the distribution after the date of this prospectus, we intend to issue a press release disclosing this waiver or file a current report on Form 8-K with the SEC.

We will cooperate with BGC Partners to accomplish the distribution and will, at BGC Partners’ direction, promptly take any and all actions necessary or desirable to effect the distribution, including the registration under the Securities Act of our Class A common stock on an appropriate registration form or forms to be designated by BGC Partners.

Operating Covenants

For so long as BGC Partners beneficially owns at least 50% of the total voting power with respect to the election and removal of directors of our outstanding common stock, we will not, and will cause our subsidiaries to not (without BGC Partners’ prior written consent):

•	take any action that would limit the ability of BGC Partners to transfer its shares of our common stock or limit the rights of any transferee of BGC Partners as a holder of our common stock;

•	take any actions that could reasonably result in BGC Partners being in breach of or in default under any contract or agreement;

•	acquire any other businesses or assets or dispose of any of our assets, in each case with an aggregate value for all such transactions in excess of $20 million; or

•	acquire any equity interests in, or loan any funds to, third parties in excess of $10 million in the aggregate.

For so long as BGC Partners beneficially owns our common stock constituting “control” within the meaning of Section 368(c) of the Code, we will not, and will cause our subsidiaries to not (without BGC Partners’ prior written consent), take any action or fail to take any action that could reasonably be expected to prevent the distribution from qualifying as a tax-free transaction to us, BGC Partners and BGC Partners’ stockholders for U.S. federal income tax purposes.

For so long as BGC Partners beneficially owns at least 80.1% of the total voting power with respect to the election and removal of directors of our outstanding common stock, we will not, and will cause our subsidiaries to not (without BGC Partners’ prior written consent), issue any shares of our capital stock or any rights, warrants or options to acquire our common stock if this could cause BGC Partners to own, at any time prior to the distribution, (1) less than 80.1% of the total voting power with respect to the election and removal of directors of our outstanding common stock, or (2) less than 80.1% of any class of our capital stock not entitled to vote.

Prior to the distribution, we also will not, and will cause our subsidiaries to not (without BGC Partners’ prior written consent), incur any indebtedness that could be reasonably likely to adversely impact the credit rating of any commercial indebtedness of BGC Partners.

Auditors and Audits; Annual Financial Statements and Accounting

For so long as BGC Partners is required to consolidate our results of operations and financial position or account for its investment in us under the equity method of accounting, we will:

•	not change our independent auditors without BGC Partners’ prior written consent;

•	use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of BGC Partners’ financial statements;

•	provide to BGC Partners and its independent auditors all information required for BGC Partners to meet its schedule for the filing and distribution of its financial statements and to make available to BGC Partners and its independent auditors all documents necessary for the annual audit of us as well as access to the responsible personnel so that BGC Partners and its independent auditors may conduct their audits relating to our financial statements;

•	adhere to certain specified BGC Partners accounting policies and notify and consult with BGC Partners regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting; and

•	consult with BGC Partners regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with BGC Partners in connection with any of its public filings.

Access to Information

Under the separation and distribution agreement, following the separation, we and BGC Partners will be obligated to provide each other access to information as follows:

•	subject to applicable confidentiality obligations and other restrictions, we and BGC Partners will use commercially reasonable efforts to provide each other any information within each other’s possession that the requesting party reasonably needs for use in the conduct of its business in accordance with past practice, to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the separation and distribution agreement or any ancillary agreement;

•

until our first fiscal year end occurring after the distribution (and for a reasonable period of time afterwards as required for each of BGC Partners or us to prepare consolidated financial statements or complete a financial statement audit for the fiscal year during which the distribution occurs), we will maintain in effect at our own cost and expense adequate systems and controls to the extent necessary to enable the members of the BGC Partners group to satisfy their respective reporting, accounting, audit and other obligations, and we will provide to BGC Partners in such form as BGC Partners may request, at no charge to BGC Partners, all financial and other data and information as BGC Partners determines necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authorities, including copies of all quarterly and annual financial information and other reports and documents that we intend to file with the SEC prior to such filings (as well as final copies upon filing), and copies of our budgets and financial projections;

•	subject to certain exceptions, we and BGC Partners will use reasonable best efforts to make available to each other, our past, present and future directors, officers, other employees and representatives to the extent reasonably required as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

•	the party providing information, consultant or witness services under the separation and distribution agreement will be entitled to reimbursement from the other party for reasonable out-of-pocket expenses incurred in providing this assistance;

•	each party will use reasonable best efforts to retain information in its possession or control in accordance with BGC Partners’ record retention policy as of the separation; and

•	subject to certain exceptions, we and BGC Partners will hold in confidence all information concerning or belonging to the other party, unless legally required to disclose such information.

Expenses

Other than the SEC registration fee and the FINRA fee, we do not expect that we will pay any of the offering expenses related to the offering. BGC Partners will pay (or reimburse us for) all third-party costs, fees and expenses relating to the offering, all of the reimbursable expenses of the underwriters pursuant to the underwriting agreement, all of the costs of producing, printing, mailing and otherwise distributing the prospectus, as well as the underwriting discounts and commissions. All third-party fees, costs and expenses paid or incurred in connection with the distribution will be paid by BGC Partners. Except as otherwise set forth above or as provided in the separation and distribution agreement or other ancillary agreements, all other costs and expenses incurred in connection with the transactions contemplated by the separation and distribution agreement will be borne by the party incurring such costs and expenses.

Termination

Prior to the completion of this offering, the separation and distribution agreement may be terminated by BGC Partners in its sole discretion. After the completion of this offering, the separation and distribution agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the distribution by the mutual consent of BGC Partners and us. In addition, prior to the distribution, BGC Partners has the right to terminate its obligation to complete the distribution if, at any time, the board of directors of BGC Partners determines, in its sole discretion, that the distribution is not in the best interests of BGC Partners or its stockholders. If the separation and distribution agreement is terminated on or after the completion of this offering, only the provisions of the separation and distribution agreement that obligate the parties to pursue the distribution will terminate. The other provisions of the separation and distribution agreement and the other ancillary agreements that BGC Partners and we enter into will remain in full force and effect.
Exchange Agreement

In connection with the separation, we will enter into an agreement providing BGC Partners, Cantor, CFGM and other Cantor affiliates entitled to hold Class B common stock under our certificate of incorporation with the right to exchange at any time and from time to time, on a one-to-one basis, shares of our Class A common stock now owned or subsequently acquired by such persons for shares of our Class B common stock, up to the number of shares of Class B common stock that are authorized but unissued under our certificate of incorporation. Prior to the distribution, however, without the prior consent of BGC Partners, the Cantor entities may not exchange such shares of our Class A common stock into shares of our Class B common stock. Our audit committee and our board of directors have determined that it is in the best interests of Newmark and its stockholders to approve the exchange agreement because, among other things, it will help ensure that Cantor retains its exchangeable limited partnership units in Newmark Holdings, which is the same partnership in which Newmark’s partner employees participate, thus continuing to align the interests of Cantor with those of the partner employees.

Amended and Restated Newmark Holdings Limited Partnership Agreement

Management

Newmark Holdings is managed by its general partner. We hold the Newmark Holdings general partnership interest and the Newmark Holdings special voting limited partnership interest, which entitles us to control Newmark Holdings and to remove and appoint the general partner of Newmark Holdings.

Under the Newmark Holdings limited partnership agreement, we, as the Newmark Holdings general partner, manage the business and affairs of Newmark Holdings. However, Cantor’s consent is required for amendments to the Newmark Holdings limited partnership agreement, to decrease distributions to Newmark Holdings limited partners to less than 100% of net income received by Newmark Holdings (other than with respect to selected extraordinary items as described below), to transfer any Newmark OpCo partnership interests beneficially owned by Newmark Holdings and to take any other actions that may adversely affect Cantor’s exercise of its co-investment rights to acquire Newmark Holdings limited partnership interests, its right to purchase Newmark Holdings founding partner interests and its right to exchange the Newmark Holdings exchangeable limited partnership interests. Cantor’s consent is also required in connection with transfers of Newmark Holdings limited partnership interests by other limited partners and the issuance of additional Newmark Holdings limited partnership interests outside of the Participation Plan.

The Newmark Holdings limited partnership agreement also provides that Newmark Holdings, in its capacity as the general partner of Newmark OpCo, requires Cantor’s consent to amend the terms of the Newmark OpCo limited partnership agreement or take any other action that may interfere with Cantor’s exercise of its co-investment rights to acquire Newmark Holdings limited partnership interests (and the corresponding investment in Newmark OpCo by Newmark Holdings) or its rights to exchange the Newmark Holdings exchangeable limited partnership interests. Founding/working partners and limited partnership unit holders do not have any voting rights with respect to their ownership of Newmark Holdings limited partnership interests, other than limited consent rights concerning amendments to the terms of the Newmark Holdings limited partnership agreement.

Classes of Interests in Newmark Holdings

As of immediately following this offering, Newmark Holdings will have the following outstanding interests:

•	a general partnership interest, which is held indirectly by us;

•	a special voting limited partnership interest, which is held by us and which entitles us to remove and appoint the general partner of Newmark Holdings;

•	Newmark Holdings exchangeable limited partnership interests, which are held by Cantor;

•	Newmark Holdings founding partner interests, which are limited partnership interests that will be issued in the separation in respect of BGC Holdings founding partner interests (which were issued to certain partners in connection with the 2008 separation of BGC Partners from Cantor); and

•	Newmark Holdings limited partnership interests and units, including REU and AREU interests and working partner interests (including RPU, ARPU, PSI, PSE, APSI, PSU, APSU, LPU and NPSU interests and Preferred Units).

Founding/working partners currently hold five classes of Newmark Holdings units underlying such partner’s Newmark Holdings founding partner interests and Newmark Holdings working partner interests, respectively: High Distribution, High Distribution II, High Distribution III, High Distribution IV and Grant.

Each class of Newmark Holdings units held by founding/working partners generally entitles the holder to receive a pro rata share of the distributions of income received by Newmark Holdings. See “—Distributions.” The terms of each class of limited partnership interests vary and are described in the Newmark Holdings limited partnership agreement, a form of which is attached to the registration statement of which this prospectus is a part.

The aggregate number of authorized Newmark Holdings units will be                 , and in the event that the total number of authorized Newmark OpCo units under the Newmark OpCo limited partnership agreement is increased or decreased, the total number of authorized Newmark Holdings units will be correspondingly increased or decreased by the same number by the general partner so that the number of authorized Newmark Holdings units equals the number of authorized Newmark OpCo units.

Any authorized but unissued Newmark Holdings units may be issued:

•	pursuant to the separation;

•	to Cantor and members of the Cantor group, in connection with a reinvestment in Newmark Holdings;

•	with respect to Newmark Holdings founding/working partner interests, to an eligible recipient, which means any limited partner or member of the Cantor group or any affiliate, employee or partner thereof, in each case as directed by a Newmark Holdings exchangeable limited partner majority in interest (provided that such person or entity is not primarily engaged in a business that competes with Newmark Holdings or its subsidiaries);

•	as otherwise agreed by us, as general partner, and a Newmark Holdings exchangeable limited partner interest majority in interest;

•	pursuant to the Participation Plan (as described in “Executive Compensation—Newmark Holdings Participation Plan”);

•	to any then-current founding/working partner or limited partnership unit holder pursuant to the Newmark Holdings limited partnership agreement;

•	to any Newmark Holdings partner in connection with a conversion of an issued unit and interest into a different class or type of unit and interest; and

•	to Cantor in the event of a termination or bankruptcy of a founding/working partner or limited partnership unit holder or the redemption of a founding/working partner interest or limited partnership unit pursuant to the Newmark Holdings limited partnership agreement.

In the event that Newmark Holdings redeems any of its outstanding units, our audit committee has authorized management to sell to the members of the Cantor group exchangeable units equal in number to such redeemed units at a price per exchangeable unit to be determined based on the average daily or monthly closing price of the Class A common stock.

The Newmark Holdings limited partnership agreement provides that (1) where either current, terminating or terminated partners are permitted by us to exchange any portion of their founding partner units and Cantor consents to such exchangeability, we will offer to Cantor the opportunity for Cantor to purchase the same number of new exchangeable limited partnership interests in Newmark Holdings at the price that Cantor would have paid for the founding partner units had we redeemed them; and (2) the exchangeable limited partnership interests to be offered to Cantor pursuant to clause (1) above would be subject to, and granted in accordance with, applicable laws, rules and regulations then in effect.

Exchanges

The Newmark Holdings limited partnership interests held by Cantor are generally exchangeable with us for Class B common stock (or, at Cantor’s option or if there are no additional authorized but unissued shares of Class B common stock, Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments), subject to the limitation on exchanges prior to the distribution as described below.

The Newmark Holdings founding partner interests (which will be issued in the separation to holders of BGC Holdings founding partner interests, who received such founding partner interests in connection with the separation of BGC Partners from Cantor in 2008) will not be exchangeable with us unless (1) Cantor reacquires such interests from Newmark Holdings upon termination or bankruptcy of the founding partners or redemption of their units (which it has the right to do under certain circumstances), in which case such interests will be exchangeable with us for Class A common stock or Class B common stock as described above or (2) Cantor determines that such interests can be exchanged by such founding partners with us for Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or rights of our subsidiaries (it being understood that an obligation by us to deliver shares of Class A common stock upon exchange will not be deemed to diminish or adversely affect the rights of us or our subsidiaries) (which exchange of certain interests Cantor expects to permit from time to time). Once a Newmark Holdings founding partner interest becomes exchangeable, such founding partner interest is automatically exchanged for our Class A common stock upon termination or bankruptcy of such partner or upon redemption by Newmark Holdings.

In particular, the Newmark Holdings founding partner interests that Cantor has provided will be exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the Newmark Holdings limited partnership agreement, are as follows:                 .

Further, we provide exchangeability for partnership units into shares of our Class A common stock in connection with (1) our partnership redemption, compensation and restructuring programs, (2) other incentive compensation arrangements and (3) business combination transactions.

Working partner interests will not be exchangeable with us unless otherwise determined by us with the written consent of a Newmark Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the Newmark Holdings limited partnership agreement.

The limited partnership units will only be exchangeable for Class A common stock in accordance with the terms and conditions of the grant of such units, which terms and conditions will be determined in our sole discretion, as the general partner of Newmark Holdings, with the written consent of the Newmark Holdings exchangeable limited partnership interest majority in interest with respect to the grant of any exchange right, in accordance with the terms of the Newmark Holdings limited partnership agreement.

As a result of the issuance of limited partnership interests of Newmark Holdings in connection with the separation, each holder of BGC Holdings limited partnership interests will hold a BGC Holdings limited partnership interest and a corresponding Newmark Holdings limited partnership interest for each BGC Holdings limited partnership interest held thereby immediately prior to the separation. The BGC Holdings limited partnership interests and Newmark Holdings limited partnership interests will each be entitled to receive cash distributions from BGC Holdings and Newmark Holdings, respectively, in accordance with the terms of such partnership’s respective limited partnership agreement. We currently expect that the combined cash distributions to a holder of one BGC Holdings limited partnership interest and one Newmark Holdings limited partnership interest following the separation will equal the cash distribution payable to a holder of one BGC Holdings limited partnership interest immediately prior to the separation.

Notwithstanding the foregoing, prior to the distribution, without the prior consent of BGC Partners, no Newmark Holdings limited partnership interests shall be exchangeable into our shares of common stock. Prior to the distribution, unless otherwise agreed by BGC Partners, in order for a partner to exchange an exchangeable limited partnership interest in BGC Holdings or Newmark Holdings into a share of common stock of BGC Partners, such partner must exchange both one BGC Holdings exchangeable limited partnership interest and one Newmark Holdings exchangeable limited partnership interest for one share of BGC Partners common stock.

Prior to the distribution, to the extent that BGC Partners receives any Newmark OpCo units as a result of any such exchange of Newmark Holdings exchangeable limited partnership interests (as described below), then BGC Partners will contribute such Newmark OpCo units to us in exchange for an equal number of shares of our common stock (with the class of shares of our common stock corresponding to the class of shares of common stock that BGC Partners issued upon such exchange).

The one-for-one exchange ratio between Newmark Holdings units, on the one hand, and Class B common stock and Class A common stock, on the other hand, will not be adjusted to the extent that we have made a dividend, subdivision, combination, distribution or issuance to maintain the Newmark ratio (as defined below) pursuant to a reinvestment by Newmark or our subsidiaries pursuant to our reinvestment right.

Upon our receipt (or, prior to the distribution and as described above, BGC Partners’ receipt) of any Newmark Holdings exchangeable limited partnership interest, or Newmark Holdings founding partner interest, working partner interest or limited partnership unit that is exchangeable, pursuant to an exchange, such interest being so exchanged will cease to be outstanding and will be automatically and fully cancelled, and such interest will automatically be designated as a Newmark Holdings regular limited partnership interest, will have all rights and obligations of a holder of Newmark Holdings regular limited partnership interests and will cease to be designated as a Newmark Holdings exchangeable interest, or Newmark Holdings founding partner interest, working partner interest or limited partnership unit that is exchangeable, and will not be exchangeable.

With each exchange, our direct and indirect (and, prior to the distribution and as described above, BGC Partners’ indirect) interest in Newmark OpCo will proportionately increase, because immediately following an exchange, Newmark Holdings will redeem the Newmark Holdings unit so acquired for the Newmark OpCo limited partnership interest underlying such Newmark Holdings unit.

In addition, upon a transfer of a Newmark Holdings exchangeable limited partnership interest that is not permitted by the Newmark Holdings limited partnership agreement (see “—Transfers of Interests”), such interest will cease to be designated as a Newmark Holdings exchangeable limited partnership interest and will automatically be designated as a regular limited partnership interest.

In the case of an exchange of an exchangeable limited partnership interest or a founding partner interest (or portion thereof), the aggregate capital account of the Newmark Holdings unit so exchanged will equal a pro rata portion of the total aggregate capital account of all exchangeable limited partnership units and founding partner units then outstanding, reflecting the portion of all such exchangeable limited partnership units and founding partner units then outstanding represented by the unit so exchanged. The aggregate capital account of such exchanging partner in such partner’s remaining exchangeable limited partnership units and/or founding partner units will be reduced by an equivalent amount. If the aggregate capital account of such partner is insufficient to permit such a reduction without resulting in a negative capital account, the amount of such insufficiency will be satisfied by reallocating capital from the capital accounts of the exchangeable limited partners and the founding partners to the capital account of the unit so exchanged, pro rata based on the number of units underlying the outstanding exchangeable limited partnership interests and the founding partner interests or based on other factors as determined by a Newmark Holdings exchangeable limited partnership interest majority in interest.

In the case of an exchange of an REU interest or working partner interest or portion thereof, the aggregate capital account of the Newmark Holdings units so exchanged will equal the capital account of the REU interest or working partner interest (or portion thereof), as the case may be, represented by such Newmark Holdings units.

We agreed to reserve, out of our authorized but unissued Class B common stock and Class A common stock, a sufficient number of shares of Class B common stock and Class A common stock to effect the exchange of all then outstanding Newmark Holdings exchangeable limited partnership interests, the Newmark Holdings founding/working partner interests, if exchangeable, and Newmark Holdings limited partnership units, if exchangeable, into shares of Class B common stock or Class A common stock pursuant to the exchanges (subject, in the case of Class B common stock, to the maximum number of shares authorized but unissued under our certificate of incorporation as then in effect) and a sufficient number of shares of Class A common stock to effect the exchange of shares of Class B common stock issued or issuable in respect of exchangeable Newmark Holdings limited partnership interests. We have agreed that all shares of Class B common stock and Class A common stock issued in an exchange will be duly authorized, validly issued, fully paid and non-assessable and will be free from pre-emptive rights and free of any encumbrances.

Partnership Enhancement Programs

We may from time to time undertake partnership redemption and compensation restructuring programs to enhance our employment arrangements by leveraging our unique partnership structure. Under these programs, participating partners generally may agree to extend the lengths of their employment agreements, to accept a larger portion of their compensation in partnership units and to other contractual modifications sought by us. As part of these programs, we may also redeem limited partnership interests for cash and/or other units and grant exchangeability to certain units.

Distributions

The profit and loss of Newmark OpCo are generally allocated based on the total number of Newmark OpCo units outstanding. The profit and loss of Newmark Holdings are generally allocated based on the total number of Newmark Holdings units outstanding. The minimum distribution for each RPU interest is $0.005 per quarter.

Pursuant to the terms of the Newmark Holdings limited partnership agreement, distributions by Newmark Holdings to its partners may not be decreased below 100% of net income received by Newmark Holdings from Newmark OpCo (other than with respect to selected extraordinary items with respect to founding/working partners or limited partnership unit holders, such as the disposition directly or indirectly of partnership assets outside of the ordinary course of business) unless we determine otherwise, subject to Cantor’s consent (as the holder of the Newmark Holdings exchangeable limited partnership interest majority in interest).

In addition, the Newmark Holdings general partner, with the consent of Cantor, as holder of a majority of the Newmark Holdings exchangeable limited partnership interests, in its sole and absolute discretion, may direct Newmark Holdings, upon a founding/working partner’s or a limited partnership unit holder’s death, retirement, withdrawal from Newmark Holdings or other full or partial redemption of Newmark Holdings units, to distribute to such partner (or to his or her personal representative, as the case may be) a number of publicly traded shares or an amount of other property that the Newmark Holdings general partner determines is appropriate in light of the goodwill associated with such partner and his, her or its Newmark Holdings units, such partner’s length of service, responsibilities and contributions to Newmark Holdings and/or other factors deemed to be relevant by the Newmark Holdings general partner.

In the discretion of the Newmark Holdings general partner, distributions with respect to selected extraordinary transactions, as described below, may be withheld from the founding/working partners and the limited partnership unit holders and distributed over time subject to the satisfaction of conditions set by us, as the general partner of Newmark Holdings, such as continued service to us. These distributions that may be withheld relate to income items from non-recurring events, including, without limitation, items that would be considered “extraordinary items” under U.S. GAAP and recoveries with respect to claims for expenses, costs and damages (excluding any recovery that does not result in monetary payments to Newmark Holdings) attributable to extraordinary events affecting Newmark Holdings.

Cantor’s Right to Purchase Redeemed Interests

Newmark Holdings Founding Partner Interests

The terms of the Newmark Holdings founding partner interests will be substantially the same as the terms of the BGC Holdings founding partner interests. There will be no Newmark Holdings founding partner interests outstanding other than from the mathematical carryover from the BGC Holdings founding partner interests (i.e., the Newmark Holdings founding partner interests distributed in the separation in respect of the outstanding BGC Holdings founding partner interests). No holder of Newmark Holdings founding partner interests will be employed by us.

Cantor has a right to purchase any Newmark Holdings founding partner interests that have not become exchangeable that are redeemed by Newmark Holdings upon termination or bankruptcy of a founding partner or upon mutual consent of the general partner of Newmark Holdings and Cantor. Cantor has the right to purchase such Newmark Holdings founding partner interests at a price equal to the lesser of (1) the amount that Newmark Holdings would be required to pay to redeem and purchase such Newmark Holdings founding partner interests and (2) the amount equal to (a) the number of units underlying such founding partner interests, multiplied by (b) the exchange ratio as of the date of such purchase, multiplied by (c) the then current market price of our Class A common stock. Cantor may pay such price using cash, publicly traded shares or other property, or a combination of the foregoing. If Cantor (or the other member of the Cantor group acquiring such founding partner interests, as the case may be) so purchases such founding partner interests at a price equal to clause (2) above, neither Cantor nor any member of the Cantor group nor Newmark Holdings nor any other person is obligated to pay Newmark Holdings or the holder of such founding partner interests any amount in excess of the amount set forth in clause (2) above.

In addition, the Newmark Holdings limited partnership agreement provides that (1) where either current, terminating or terminated partners are permitted by us to exchange any portion of their founding partner units and Cantor consents to such exchangeability, we will offer to Cantor the opportunity for Cantor to purchase the same number of new exchangeable limited partnership interests in Newmark Holdings at the price that Cantor would have paid for the founding partner units had we redeemed them; and (2) the exchangeable limited partnership interests to be offered to Cantor pursuant to clause (1) above would be subject to, and granted in accordance with, applicable laws, rules and regulations then in effect.

Any Newmark Holdings founding partner interests acquired by Cantor, while not exchangeable in the hands of the founding partner absent a determination by Cantor to the contrary, will be exchangeable by Cantor for shares of our Class B common stock or, at Cantor’s election, shares of our Class A common stock, in each case, on a one-for-one basis (subject to customary anti-dilution adjustments), on the same basis as the limited partnership interests held by Cantor, and will be designated as Newmark Holdings exchangeable limited partnership interests when acquired by Cantor. This may permit Cantor to receive a larger share of income generated by our business at a less expensive price than through purchasing shares of our Class A common stock, which is a result of the price payable by Cantor to Newmark Holdings upon exercise of its right to purchase equivalent exchangeable interests.

Newmark Holdings Working Partner Interests and Newmark Holdings Limited Partnership Units

Cantor has a right to purchase any Newmark Holdings working partner interests or Newmark Holdings limited partnership units (in each case that have not become exchangeable), as the case may be, that are redeemed by Newmark Holdings if Newmark Holdings elects to transfer the right to purchase such interests to a Newmark Holdings partner rather than redeem such interests itself. Cantor has the right to purchase such interests on the same terms that such Newmark Holdings partner would have a right to purchase such interests.

Newmark from time to time may enter into various compensatory arrangements with partners, including founding partners who hold non-exchangeable founding partner units that Cantor has not elected to make exchangeable into shares of Class A common stock. These arrangements, which may be entered into prior to or in connection with the termination of such partners, include but are not limited to the grant of shares or other awards under the Equity Plan, payments of cash or other property, or partnership awards under the Participation Plan or other partnership adjustments, which arrangements may result in the repayment by such partners of any partnership loans or other amounts payable to or guaranteed by Cantor earlier than might otherwise be the case, and for which the Company may incur compensation charges that it might not otherwise have incurred had such arrangements not been entered into.

As of the effective date of the separation, there are expected to be approximately              non-exchangeable founding/working partner units in which Newmark Holdings has the right to redeem and Cantor has the right to purchase an equivalent number of Newmark Holdings units.

Transfers of Interests

The Newmark Holdings partnership agreement contains restrictions on the transfer of interests in Newmark Holdings. In general, a partner may not transfer or agree or otherwise commit to transfer all or any portion of, or any rights, title and interest in and to, its interest in Newmark Holdings, except in the circumstances described in the Newmark Holdings partnership agreement.

Amendments

The Newmark Holdings limited partnership agreement cannot be amended except with the approval of each of the general partner and the exchangeable limited partners (by the affirmative vote of a Newmark Holdings exchangeable limited partnership interest majority in interest) of Newmark Holdings. In addition, the Newmark Holdings limited partnership agreement cannot be amended to:

•	amend any provisions which require the consent of a specified percentage in interest of the limited partners without the consent of that specified percentage in interest of the limited partners;

•	alter the interest of any partner in the amount or timing of distributions or the allocation of profits, losses or credits, if such alteration would either materially adversely affect the economic interest of a partner or would materially adversely affect the value of interests, without the consent of the partners holding at least two-thirds of all units, in the case of an amendment applying in substantially similar manner to all classes of interests, or two-thirds in interest of the affected class or classes of the partners, in the case of any other amendment; or

•	alter the special voting limited partner’s ability to remove a general partner.

The general partner of Newmark Holdings may authorize any amendment to correct any technically incorrect statement or error apparent on the face thereof in order to further the parties’ intent or to correct any formality or error or incorrect statement or defect in the execution of the Newmark Holdings limited partnership agreement.

Corporate Opportunity; Fiduciary Duty

The Newmark Holdings limited partnership agreement contains similar corporate opportunity provisions to those included in our certificate of incorporation with respect to Newmark, BGC Partners and/or Cantor and their respective representatives. See “—Potential Conflicts of Interest and Competition with BGC Partners and Cantor.”

Parity of Interests

The Newmark Holdings limited partnership agreement provides that it is the non-binding intention of Newmark Holdings and each of the partners of Newmark Holdings that the Newmark Holdings ratio (defined below) at all times equals one. It is the non-binding intention of each of the partners of Newmark Holdings and of Newmark Holdings that there be a parallel issuance or repurchase transaction by Newmark Holdings in the event of any issuance or repurchase by Newmark OpCo of Newmark OpCo units to or held by Newmark Holdings so that the Newmark Holdings ratio at all times equals one.

Amended and Restated Limited Partnership Agreement of Newmark OpCo

Management

Newmark OpCo is managed by its general partner, which is Newmark Holdings. Newmark Holdings, in turn, holds the Newmark OpCo general partnership interest and the Newmark OpCo special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of Newmark OpCo and serves as the general partner of Newmark OpCo, which entitles Newmark Holdings (and thereby, Newmark) to control Newmark OpCo, subject to limited consent rights of Cantor and to the rights of Newmark Holdings as the special voting limited partner. Newmark Holdings holds its Newmark OpCo general partnership interest through a Delaware limited liability company, NRE Holdings, LLC.

Cantor’s “consent rights” means that Newmark Holdings, in its capacity as general partner of Newmark OpCo, is required to obtain Cantor’s consent to amend the terms of the Newmark OpCo limited partnership agreement or take any other action that may adversely affect Cantor’s exercise of its co-investment rights to acquire Newmark Holdings limited partnership interests (and the corresponding investment in Newmark OpCo by Newmark Holdings) or right to exchange Newmark Holdings exchangeable limited partnership interests.

Classes of Interests in Newmark OpCo

As of the effective date of the separation, Newmark OpCo has the following outstanding interests:

•	a general partnership interest, which is held by Newmark Holdings;

•	limited partnership interests, which are directly and indirectly held by Newmark and Newmark Holdings; and

•	a special voting limited partnership interest, which is held by Newmark Holdings and which entitles the holder thereof to remove and appoint the general partner of Newmark OpCo.

The aggregate number of authorized units in Newmark OpCo is                 , and in the event that the total number of authorized shares of Newmark common stock under our certificate of incorporation is increased or decreased, the total number of authorized units in Newmark OpCo will be correspondingly increased or decreased by the same number so that the number of authorized Newmark OpCo units equals the number of authorized shares of Newmark common stock.

Any authorized but unissued Newmark OpCo may be issued:

•	pursuant to the separation;

•	to Newmark and/or Newmark Holdings and members of their group, as the case may be, in connection with an investment in Newmark OpCo;

•	to Newmark Holdings or members of its group in connection with a redemption pursuant to the Newmark Holdings limited partnership agreement;

•	as otherwise agreed by each of the general partner and the limited partners (by affirmative vote of the limited partners holding a majority of the units underlying limited partnership interests outstanding of Newmark OpCo (except that if Newmark Holdings and its group holds a majority in interest and Cantor and its group holds a majority of units underlying the Newmark Holdings exchangeable limited partnership interests, then majority of interest means Cantor), which we refer to as a “Newmark OpCo majority in interest”);

•	to Newmark or Newmark Holdings in connection with a grant of equity by Newmark or Newmark Holdings; and

•	to any Newmark OpCo partner in connection with a conversion of an issued unit and interest into a different class or type of unit and interest.

There will be no additional classes of partnership interests in Newmark OpCo.

Distributions

The profit and loss of Newmark OpCo is generally allocated based on the total number of Newmark OpCo units outstanding.

Transfers of Interests

The Newmark OpCo partnership agreement contains restrictions on the transfer of interests in Newmark OpCo. In general, a partner may not transfer or agree or otherwise commit to transfer all or any portion of, or any rights, title and interest in and to, its interest in Newmark OpCo, except in the circumstances described in the Newmark OpCo partnership agreement.

Reinvestments in the Newmark OpCo; Co-Investment Rights; Distributions to Holders of Our Common Stock and to Newmark Holdings Limited Partners

In order to maintain our economic interest in Newmark OpCo, any net proceeds received by us from any subsequent issuances of our common stock other than upon exchange of Newmark Holdings exchangeable limited partnership interests will be, unless otherwise determined by our board of directors, contributed to Newmark OpCo in exchange for Newmark OpCo limited partnership interests consisting of a number of Newmark OpCo units that will equal the number of shares of our common stock issued.

In addition, we may elect to purchase from Newmark OpCo a number of Newmark OpCo units through cash or non-cash consideration. The investment price will be based on the then-applicable market price for shares of our Class A common stock. In the future, from time to time, we also may use cash on hand and funds received from distributions, loans or other payments from Newmark OpCo to purchase shares of common stock or Newmark Holdings exchangeable limited partnership interests.

In the event that we acquire any additional Newmark OpCo limited partnership interests from Newmark OpCo, Cantor would have the right to cause Newmark Holdings to acquire additional Newmark OpCo limited partnership interests from Newmark OpCo up to the number of Newmark OpCo units that would preserve Cantor’s relative indirect economic percentage interest in Newmark OpCo compared to our interests immediately prior to the acquisition of such additional Newmark OpCo units by us, and Cantor would acquire an equivalent number of additional Newmark Holdings limited partnership interests to reflect such relative indirect interest. The purchase price per Newmark OpCo unit for any such Newmark OpCo limited partnership interests issued indirectly to Cantor pursuant to its co-investment rights will be equal to the price paid by us per Newmark OpCo unit. Any such Newmark Holdings limited partnership interests issued to Cantor will be designated as exchangeable limited partnership interests.

Cantor will have 10 days after the related issuance of Newmark OpCo limited partnership interests to elect such reinvestment and will have to close such election no later than 120 days following such election.

In addition, the Participation Plan provides for issuances, in the discretion of our compensation committee or its designee, of Newmark Holdings limited partnership interests to current or prospective working partners and executive officers of Newmark. Any net proceeds received by Newmark Holdings for such issuances generally will be contributed to Newmark OpCo in exchange for Newmark OpCo limited partnership interests consisting of a number of Newmark OpCo units equal to the number of Newmark Holdings limited partnership interests being issued so that the cost of such compensation award, if any, is borne pro rata by all holders of the Newmark OpCo units, including by us. Any Newmark Holdings limited partnership interests acquired by the working partners, including any such interests acquired at preferential or historical prices that are less than the prevailing fair market value of our Class A common stock, will be designated as Newmark Holdings working partner interests and will generally receive distributions from Newmark OpCo on an equal basis with all other limited partnership interests.

Newmark Holdings will not have the right to acquire limited partnership interests in Newmark OpCo other than in connection with an investment by Cantor as described above or in connection with issuances of Newmark Holdings interests to the working partners and executive officers under the Participation Plan.

It is the non-binding intention of us, Newmark OpCo and Newmark Holdings that the aggregate number of Newmark OpCo units held by Newmark Holdings and its subsidiaries (other than Newmark OpCo and its subsidiaries) at a given time divided by the aggregate number of Newmark Holdings units issued and outstanding at such time is at all times equal to one, which ratio is referred to herein as the “Newmark Holdings ratio,” and that the aggregate number of Newmark OpCo units held by the Newmark group (other than Newmark Holdings, Newmark OpCo and their respective subsidiaries) at a given time divided by the aggregate number of shares of our common stock issued and outstanding as of such time is at all times equal to one, which ratio is referred to herein as the “Newmark ratio.” In furtherance of such non-binding intention, in the event of any issuance of Newmark OpCo limited partnership interests to us pursuant to voluntary reinvestment, immediately following such an issuance, unless otherwise determined by our board of directors, we will generally declare a pro rata stock dividend to our stockholders, and in the event of any issuance of Newmark OpCo limited partnership interests to Newmark Holdings pursuant to its co-investment rights, unless otherwise determined by the general partner of Newmark Holdings, Newmark Holdings will generally issue a pro rata unit distribution to its partners.

Amendments

The Newmark OpCo limited partnership agreement cannot be amended except with the approval of each of the general partner and the limited partners (by the affirmative vote of a Newmark OpCo majority in interest) of Newmark OpCo. In addition, the Newmark OpCo limited partnership agreement cannot be amended to:

•	amend any provisions which require the consent of a specified percentage in interest of the limited partners without the consent of that specified percentage in interest of the limited partners;

•	alter the interest of any partner in the amount or timing of distributions or the allocation of profits, losses or credits, if such alteration would either materially adversely affect the economic interest of a partner or would materially adversely affect the value of interests, without the consent of the partners holding at least two-thirds of all units, in the case of an amendment applying in substantially similar manner to all classes of interests, or two-thirds in interest of the affected class or classes of the partners, in the case of any other amendment; or

•	alter the special voting limited partner’s ability to remove a general partner.

The general partner of Newmark OpCo may authorize any amendment to correct any technically incorrect statement or error in order to further the parties’ intent or to correct any formality or error or defect in the execution of the Newmark OpCo limited partnership agreement.

Corporate Opportunity; Fiduciary Duty

The Newmark OpCo limited partnership agreement contains similar corporate opportunity provisions to those included in our certificate of incorporation with respect to Newmark and/or Newmark Holdings and their respective representatives. See “—Potential Conflicts of Interest and Competition with BGC Partners and Cantor.”

Parity of Interests

The limited partnership agreement of Newmark OpCo provides that, at the election of Newmark, in connection with a repurchase of our Class A common stock or similar actions, Newmark OpCo will redeem and repurchase from Newmark a number of units in Newmark OpCo equivalent to the number of shares of Class A common stock repurchased by Newmark in exchange for cash in the amount of the gross proceeds to be paid in connection with such stock repurchase.

Administrative Services Agreement

The administrative services agreement has an initial term of three years, starting on                 , 2017. Thereafter, the administrative services agreement renews automatically for successive one-year terms, unless any party provides written notice to the other parties of its desire to terminate the agreement at least 120 days before the end of any such year ending during the initial or extended term, in which event the administrative services agreement will end with respect to the terminating party on the last day of such term. In addition, any particular service provided under the administrative services agreement may be cancelled by the receiving party, with at least 90 days’ prior written notice to the providing party, with no effect on the other services. The terminating party will be charged a termination fee equal to the costs incurred by the party providing services as a result of such termination, including any severance or cancellation fees.

Cantor is entitled to continued use of hardware and equipment it used prior to the date of the administrative services agreement on the terms and conditions provided even in the event we terminate the administrative services agreement, although there is no requirement to repair or replace such hardware or equipment.

During the term of the administrative services agreement, the parties will provide administrative and technical support services to each other, including:

•	administration and benefits services;

•	employee benefits, human resources and payroll services;

•	financial and operations services;

•	internal auditing services;

•	legal related services;

•	risk and credit services;

•	accounting and general tax services;

•	space, personnel, hardware and equipment services;

•	communication and data facilities;

•	facilities management services;

•	promotional, sales and marketing services;

•	procuring of insurance coverage; and

•	any miscellaneous services to which the parties reasonably agree.

The administrative services agreement includes provisions for allowing a provider or affiliate to arrange for a third party to provide for the services.

In consideration for the services provided, the providing party generally charges the other party an amount (including any applicable taxes) based on (1) the amount equal to the direct cost that the providing party incurs in performing those services, including third-party charges incurred in providing services, plus (2) a reasonable allocation of other costs determined in a consistent and fair manner so as to cover the providing party’s appropriate costs or in such other manner as the parties agree.

The administrative services agreement provides that the services recipient generally indemnifies the services provider for liabilities that it incurs arising from the provision of services other than liabilities arising from fraud or willful misconduct of the service provider.

Transition Services Agreement

The transition services agreement has a term of two years, starting on                 , 2017. Any particular service provided under the transition services agreement may be cancelled by the receiving party, with at least 90 days’ prior written notice to the providing party, with no effect on the other services. The terminating party will be charged a termination fee equal to the costs incurred by the party providing services as a result of such termination, including any severance or cancellation fees.

BGC Partners is entitled to continued use of hardware and equipment it used prior to the date of the transition services agreement on the terms and conditions provided even in the event we terminate the transition services agreement, although there is no requirement to repair or replace such hardware or equipment.

During the term of the transition services agreement, the parties will provide transition services to each other, including, among others, space, personnel, hardware and equipment services; communication and data facilities; procuring of insurance coverage; and any miscellaneous services to which the parties reasonably agree.

The transition services agreement includes provisions for allowing a provider or affiliate to arrange for a third party to provide for the services.

In consideration for the services provided, the providing party generally charges the other party an amount (including any applicable taxes) based on (1) the amount equal to the direct cost that the providing party incurs in performing those services, including third-party charges incurred in providing services, plus (2) a reasonable allocation of other costs determined in a consistent and fair manner so as to cover the providing party’s appropriate costs or in such other manner as the parties agree.

The transition services agreement provides that the services recipient generally indemnifies the services provider for liabilities that it incurs arising from the provision of services other than liabilities arising from fraud or willful misconduct of the service provider.

Tax Matters Agreement

BGC Partners and Newmark will enter into a tax matters agreement in connection with the separation that will govern the parties’ respective rights, responsibilities and obligations after the separation with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, tax elections, assistance and cooperation in respect of tax matters and certain other tax matters.

In addition, the tax matters agreement will impose certain restrictions on Newmark and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on BGC Partners or Newmark that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement.

Tax Receivable Agreement

Certain interests in Newmark Holdings may, in effect, be exchanged in the future for shares of Newmark Class A common stock or Newmark Class B common stock on a one-for-one basis (subject to customary anti-dilution adjustments). The exchanges may result in increases to our share of the tax basis of the tangible and intangible assets of Newmark OpCo that otherwise would not have been available, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge by the IRS. These increases in tax basis, if sustained, may reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with the separation and distribution, we will enter into a tax receivable agreement with Cantor that provides for the payment by us to Cantor of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to its entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. It is expected that we will benefit from the remaining 15% of cash savings, if any, in income tax that we realize. Pursuant to the tax receivable agreement, we will determine, after consultation with Cantor, the extent to which we are permitted to claim any such tax benefits, and such tax benefits will be taken into account in computing any cash savings so long as our accountants agree that it is at least more likely than not that such tax benefit is available.

Pursuant to the tax receivable agreement, 20% of each payment that would otherwise be made by us will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment relates. If the IRS successfully challenges the availability of any tax benefit and determines that a tax benefit is not available, we will be entitled to receive reimbursements from Cantor for amounts we previously paid under the tax receivable agreement and Cantor will indemnify us and hold us harmless with respect to any interest or penalties and any other losses in respect of the disallowance of any deductions which gave rise to the payment under the tax receivable agreement (together with reasonable attorneys’ and accountants’ fees incurred in connection with any related tax contest, but the indemnity for such reasonable attorneys’ and accountants’ fees shall only apply to the extent Cantor is permitted to control such contest). Any such reimbursement or indemnification payment will be satisfied first from the escrow account (to the extent funded in respect of such payments under the tax receivable agreement).

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no depreciation or amortization deductions available to us that were attributable to an increase in tax basis (or any imputed interest) as a result of an exchange. The tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless we (with the approval by a majority of our independent directors) exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement, provided that if Cantor and we cannot agree upon a value, the agreement will remain in full force and effect. The actual amount and timing of any payment under the tax receivable agreement will vary depending on a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income.

Any amendment to the tax receivable agreement will be subject to approval by a majority of our independent directors.

Registration Rights Agreement

In connection with the separation and distribution, we will enter into a registration rights agreement with BGC Partners and Cantor which will provide BGC Partners and its affiliates (prior to the distribution) and Cantor and its affiliates (after the distribution) registration rights with respect to shares of our Class A common stock, including shares issued or to be issued upon exchange of the Newmark Holdings exchangeable limited partnership interests held by Cantor and shares of our Class A common stock issued or issuable in respect of or in exchange for any shares of our Class B common stock. We refer to these shares as “registrable securities,” and we refer to the holders of these registrable securities as “holders.”

The registration rights agreement will provide that each holder is entitled to unlimited piggyback registration rights with respect to its registrable securities, meaning that each holder can include its registrable securities in registration statements filed by us, subject to certain limitations. The registration rights agreement will also grant Cantor and BGC Partners unlimited demand registration rights requiring that we register registrable securities held by Cantor and BGC Partners.

We will pay the costs but the holders will pay for any underwriting discounts or commissions or transfer taxes associated with all such registrations.

We have agreed to indemnify the holders registering shares pursuant to the registration rights agreement against certain liabilities under the Securities Act.

Leases

We currently occupy concurrent computing centers in Weehawken, New Jersey and Trumbull, Connecticut, maintained by BGC Partners. Under the transition services agreement, we are obligated to BGC Partners for our pro rata portion (based on square footage used) of rental expense during the terms of the leases for such spaces.

Potential Conflicts of Interest and Competition with BGC Partners and Cantor

Various conflicts of interest between and among us, BGC Partners and Cantor may arise in the future in a number of areas relating to our past and ongoing relationships, including potential acquisitions of businesses or properties, the election of new directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, service arrangements, issuances of capital stock, sales or distributions of shares of our common stock and the exercise by BGC Partners and/or Cantor of control over our management and affairs.

BGC Partners directly through its ownership of shares of our Class A common stock and Class B common stock, and Cantor indirectly through its control of BGC Partners, will each be able to exercise control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions, as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our common stock or other securities. BGC Partners’ voting power, prior to the completion of the distribution, and Cantor’s voting power, indirectly prior to the completion of the distribution and directly after the completion of the distribution, may also have the effect of delaying or preventing a change of control of us. This control will also be exercised because BGC Partners is, in turn, controlled by Cantor and Cantor is, in turn, controlled by CFGM, its managing general partner, and, ultimately, by Mr. Lutnick, who serves as our Chief Executive Officer and Chairman. Mr. Lutnick is also the Chairman of the Board and Chief Executive Officer of BGC Partners and Cantor and the President and controlling stockholder of CFGM.

Conflicts of interest may arise between and among us, BGC Partners and Cantor in a number of areas relating to our past and ongoing relationships, including:

•	potential acquisitions and dispositions of businesses;

•	our issuance or disposition of securities;

•	the election of new or additional directors to our board of directors;

•	the payment of dividends by us (if any), distribution of profits by Newmark OpCo and/or Newmark Holdings and repurchases of shares of our common stock or purchases of Newmark Holdings limited partnership interests or other equity interests in our subsidiaries, including from BGC Partners, Cantor or our executive officers, other employees, partners and others;

•	business operations or business opportunities of us, BGC Partners and Cantor that would compete with the other party’s business opportunities;

•	intellectual property matters;

•	business combinations involving us;

•	the terms of the separation and distribution agreement and the related agreements we entered into in connection with the separation;

•	the nature, quality and pricing of administrative services and transition services to be provided by BGC Partners and/or Cantor and/or their respective affiliates; and

•	potential and existing loan arrangements.

We also expect each of BGC Partners and Cantor to manage its respective ownership of us so that it will not be deemed to be an investment company under the Investment Company Act, including by maintaining its voting power in us above a majority absent an applicable exemption from the Investment Company Act. This may result in conflicts with us, including those relating to acquisitions or offerings by us involving issuances of shares of our Class A common stock, or securities convertible or exchangeable into shares of Class A common stock, that would dilute BGC Partners’ or Cantor’s voting power in us.

In addition, each of BGC Partners and Cantor has from time to time in the past and may in the future consider possible strategic realignments of its own businesses and/or of the relationships that exist between and among BGC Partners and/or Cantor and their other respective affiliates and us. Any future material related-party transaction or arrangement between BGC Partners and/or Cantor and their other respective affiliates and us is subject to the prior approval by our audit committee, but generally does not require the separate approval of our stockholders, and if such stockholder approval is required, BGC Partners and/or Cantor may retain sufficient voting power to provide any such requisite approval without the affirmative consent of our other stockholders.

Moreover, the service of officers or partners of BGC Partners or Cantor as our executive officers and directors, and those persons’ ownership interests in and payments from BGC Partners or Cantor and their respective affiliates, could create conflicts of interest when we and those directors or executive officers are faced with decisions that could have different implications for us and them.

Our agreements and other arrangements with BGC Partners and Cantor, including the separation and distribution agreement, may be amended upon agreement of the parties to those agreements and approval of our audit committee. During the time that we are controlled by BGC Partners and/or Cantor, BGC Partners and/or Cantor may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts, and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. As a result, the prices charged to or by us for services provided under our agreements with BGC Partners and/or Cantor may be higher or lower than prices that may be charged to or by third parties, and the terms of these agreements may be more or less favorable to us than those that we could have negotiated with third parties.

In order to address potential conflicts of interest between or among BGC Partners, Cantor and their respective representatives and us, our certificate of incorporation will contain provisions regulating and defining the conduct of our affairs as they may involve BGC Partners and/or Cantor and their respective representatives, and our powers, rights, duties and liabilities and those of our representatives in connection therewith. Our certificate of incorporation provides that, to the greatest extent permitted by law, no Cantor Company or BGC Partners Company, each as defined below, or any of the representatives, as defined below, of a Cantor Company or BGC Partners Company will, in its capacity as our stockholder or representative thereof, owe or be liable for breach of any fiduciary duty to us or any of our stockholders. In addition, to the greatest extent permitted by law, none of any Cantor Company, BGC Partners Company or any of their respective representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us or our representatives or doing business with any of our or our representatives’ clients or customers. If any Cantor Company, BGC Partners Company or any of their respective representatives acquires knowledge of a potential transaction or matter that may be a corporate opportunity (as defined below) for any such person, on the one hand, and us or any of our representatives, on the other hand, such person will have no duty to communicate or offer such corporate opportunity to us or any of our representatives, and will not be liable to us, any of our stockholders or any of our representatives for breach of any fiduciary duty by reason of the fact that they pursue or acquire such corporate opportunity for themselves, direct such corporate opportunity to another person or do not present such corporate opportunity to us or any of our representatives, subject to the requirement described in the following sentence. If a third party presents a corporate opportunity to a person who is both our representative and a representative of a BGC Partners Company and/or a Cantor Company, expressly and solely in such person’s capacity as our representative, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as our representative with respect to such corporate opportunity, provided that any BGC Partners Company, any Cantor Company or any of their respective representatives may pursue such corporate opportunity if we decide not to pursue such corporate opportunity.

No contract, agreement, arrangement or transaction between any BGC Partners Company, any Cantor Company or any of their respective representatives, on the one hand, and us or any of our representatives, on the other hand, will be void or voidable solely because any BGC Partners Company, any Cantor Company or any of their respective representatives has a direct or indirect interest in such contract, agreement, arrangement or transaction, and any BGC Partners Company, any Cantor Company or any of their respective representatives (i) shall have fully satisfied and fulfilled its duties and obligations to us and our stockholders with respect thereto; and (ii) shall not be liable to us or our stockholders for any breach of any duty or obligation by reason of the entering into, performance or consummation of any such contract, agreement, arrangement or transaction, if:

•	such contract, agreement, arrangement or transaction is approved by our board of directors or any committee thereof by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

•	such contract, agreement, arrangement or transaction is approved by our stockholders by the affirmative vote of a majority of the voting power of all of our outstanding shares of capital stock entitled to vote thereon, excluding from such calculation shares of capital stock that are beneficially owned (as such term is defined in Rule 16a-1(a)(2) promulgated by the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”) by a BGC Partners Company or a Cantor Company, respectively; or

•	such contract, agreement, arrangement or transaction, judged according to the circumstances at the time of the commitment, is fair to us.

Our directors who are also directors or officers of any BGC Partners Company, any Cantor Company or any of their respective representatives may be counted in determining the presence of a quorum at a meeting of our board of directors or of a committee that authorizes such contract, agreement, arrangement or transaction. Shares of our common stock owned by any BGC Partners Company, any Cantor Company or any of their respective representatives may be counted in determining the presence of a quorum at a meeting of stockholders called to authorize such contract, agreement, arrangement or transaction.

For purposes of the above:

•	“BGC Partners Company” means BGC Partners or any of its affiliates (other than us and our subsidiaries);

•	“Cantor Company” means Cantor or any of its affiliates (other than us and our subsidiaries);

•	“representatives” means, with respect to any person, the directors, officers, employees, general partners or managing member of such person.

•	“corporate opportunity” means any business opportunity that we are financially able to undertake, that is, from its nature, in our lines of business, is of practical advantage to us and is one in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of a BGC Partners Company or a Cantor Company or any of their respective representatives, as the case may be, will be brought into conflict with our self-interest.

Certain Acquisitions and Dispositions of Interests in Our Capital Stock by BGC Partners and Cantor

Our board of directors has determined that each of BGC Partners and Cantor is a “deputized” director of the Company for purposes of Rule 16b-3 under the Exchange Act with respect to the transactions contemplated by the separation and the distribution. Rule 16b-3 exempts from the short-swing profits liability provisions of Section 16(b) of the Exchange Act certain transactions in an issuer’s securities between the issuer or its majority-owned subsidiaries and its officers and directors if, among other things, the transaction is approved in advance by the issuer’s board of directors or a disinterested committee of the issuer’s board of directors. The Rule 16b-3 exemption extends to any such transactions by an entity beneficially owning more than 10% of a class of an issuer’s equity securities if the entity is a “deputized” director because it has a representative on the issuer’s board of directors. Our board of directors’ intent in determining that each of BGC Partners and Cantor is a “deputized” director is that acquisitions or dispositions by BGC Partners or Cantor of shares of our common stock or interests in our common stock from or to us or their respective majority-owned subsidiaries will be eligible for the Rule 16b-3 exemption from the short-swing profits liability provisions of Section 16(b) of the Exchange Act.

Repurchases and Purchases

Our board of directors and our audit committee have authorized repurchases of our common stock and purchases of Newmark Holdings limited partnership interests or other equity interests in our subsidiaries of up to $            , including those held by BGC Partners, Cantor or our executive officers, other employees, partners and others, at the volume-weighted average price, to the extent available, or at other negotiated prices, of such securities on the date on which such purchase or repurchase is made, all of which is currently available.

Service Agreements

We have received administrative services including but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other support provided by Cantor and BGC Partners. Where it is possible to specifically attribute such expenses to our activities, these amounts have been expensed directly to us. Direct costs are primarily comprised of rent and equity and other incentive compensation expenses. Allocations of expenses not directly attributable to us are based on a services agreement between BGC Partners and Cantor which reflects the utilization of service provided or benefits received by us, such as headcount, square footage and revenue. For the six months ended June 30, 2017, we incurred expenses of $8.9 million for these services. For the years ended December 31, 2016 and 2015, we incurred $18.0 million and $18.5 million, respectively.

Transactions with Cantor Commercial Real Estate Company, L.P.

We also have a referral agreement in place with CCRE in which brokers are incentivized to refer business to CCRE through a revenue-share arrangement. In connection with this revenue-share agreement, we recognized revenues of $0.0 million for the six months ended June 30, 2017. For the years ended December 31, 2016 and 2015, we recognized revenues of $0.3 million and $0.0 million, respectively.

We also have a revenue-share agreement with CCRE in which we pay CCRE for referrals for leasing or other services. In connection with this agreement, we paid $0.3 million for the six months ended June 30, 2017. For the years ended December 31, 2016 and 2015, we paid $1.6 million and $0.8 million, respectively.

BP Transaction Agreement and Real Estate Newco Limited Partnership Agreement

On September 8, 2017, pursuant to the BP transaction agreement, (i) BGC Partners acquired Berkeley Point from CCRE; and (ii) BGC Partners and Cantor invested $100 million and $266.67 million, respectively, in Real Estate Newco. As part of the separation immediately prior to the completion of this offering, the BGC group will contribute its interests in Berkeley Point and Real Estate Newco to Newmark. Newmark will account for its minority interest in Real Estate Newco as an equity investment, and it will not be consolidated in Newmark’s financial statements.

Berkeley Point Acquisition

Pursuant to the BP transaction agreement, BGC Partners purchased from CCRE all of the outstanding membership interests of Berkeley Point for a purchase price equal to $875 million, subject to certain adjustments (which we refer to as the “Berkeley Point Acquisition”). Cantor is entitled to receive the profits and obligated to bear the losses of the special asset servicing business of Berkeley Point, which represents less than 10% of Berkeley Point’s servicing portfolio and generates an immaterial amount of Berkeley Point’s servicing fee revenue.

Investment in Real Estate Newco

Concurrently with the Berkeley Point Acquisition, (i) BGC Partners invested $100 million of cash in Real Estate Newco for approximately 27% of the capital of Real Estate Newco, and (ii) Cantor contributed approximately $267 million of cash for approximately 73% of the capital of Real Estate Newco. Real Estate Newco may conduct activities in any real estate-related business or asset-backed securities-related business or any extensions thereof and ancillary activities thereto. Real Estate Newco is operated and managed by Real Estate Newco General Partner, which is controlled by Cantor.

Pursuant to the Amended and Restated Agreement of Limited Partnership of Real Estate Newco (which we refer to as the “Real Estate Newco limited partnership agreement”), BGC Partners (or, following the separation, Newmark) is entitled to a cumulative annual preferred return of five percent of its capital account balance (which we refer to as the “Preferred Return”). After the Preferred Return is allocated, Cantor is then entitled to a cumulative annual preferred return of five percent of its capital account balance. Thereafter, BGC Partners (or, following the separation, Newmark) is entitled to 60% of the gross percentage return on capital of Real Estate Newco, multiplied by BGC Partners’ (or, following the separation, Newmark’s) capital account balance in Real Estate Newco (less any amounts previously allocated to BGC Partners or Newmark pursuant to the Preferred Return), with the remainder of the net income of Real Estate Newco allocated to Cantor. Cantor will bear initial net losses of Real Estate Newco, if any, up to an aggregate amount of approximately $37 million per year. These allocations of net income and net loss are subject to certain adjustments.

At the option of Newmark, and upon one-year’s written notice to Real Estate Newco delivered any time on or after the fourth anniversary of the closing of the BP Transaction, Real Estate Newco will redeem in full Newmark’s investment in Real Estate Newco in exchange for Newmark’s capital account balance in Real Estate Newco as of such time. At the option of Cantor, at any time on or after the fifth anniversary of the closing of the BP Transaction, Real Estate Newco will redeem in full Newmark’s investment in Real Estate Newco in exchange for Newmark’s capital account balance in Real Estate Newco as of such time. At the option of Cantor, at any time prior to the fifth anniversary of the closing of the BP Transaction, Real Estate Newco will redeem in full

BGC Partners’ (or, following the separation, Newmark’s) investment in Real Estate Newco in exchange for (i) BGC Partners’ (or, following the separation, Newmark’s) capital account balance in Real Estate Newco as of such time plus (ii) the sum of the Preferred Return amounts for any prior taxable periods, less (iii) any net income allocated to BGC Partners or Newmark in any prior taxable periods.

Additional Terms of the BP Transaction Agreement

The BP transaction agreement includes customary representations, warranties and covenants, including covenants related to intercompany referral arrangements among Cantor, BGC Partners, Newmark and their respective subsidiaries. These referral arrangements provide for profit-sharing and fee-sharing arrangements at various rates depending on the nature of a particular referral. The parties have further agreed that, subject to limited exceptions, for so long as a member of the BGC group or a member of the Newmark group maintains an investment in Real Estate Newco, Real Estate Newco and the Cantor group will seek certain government-sponsored and government-funded loan financing exclusively through Berkeley Point.

Related Party Receivables and Payables

We have receivables and payables to and from certain affiliate entities. As of December 31, 2016, the related party receivables and payables were $108.8 million and $889.1 million, respectively. As of December 31, 2015, the related party receivables and payables were $125.8 million and $147.5 million, respectively. As of June 30, 2017, the related party receivables and payables were $239.9 million and $203.9 million, respectively. Fees to related parties and allocations of net income and grant of exchangeability to limited partnership units that are charged by BGC Partners and Cantor to Newmark are reflected as cash flows from operating activities in the Combined Statement of Cash Flows for each period presented. Related party receivables are generated from our earnings as BGC Partners sweeps our excess cash to manage treasury centrally. Related party payables reflect borrowing of cash from BGC Partners to fund our operations and growth. These borrowings from and repayments to BGC Partners are reflected as cash flows from financing activities in the Combined Statement of Cash Flows for each period presented.

Loan Arrangements

See “Compensation Discussion and Analysis—Employee Loans.”

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation and bylaws will be amended and restated prior to this offering. The following is a summary of the material terms of our capital stock that will be contained in our certificate of incorporation and bylaws. You should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, along with the applicable provisions of Delaware law.

Our Capital Stock

Our authorized capital stock will consist of (1)                shares of common stock, consisting of                 shares of Class A common stock, par value $0.01 per share, and                 shares of Class B common stock, par value $0.01 per share, and (2)                shares of preferred stock, par value $0.01 per share. Following this offering, we will have                 shares of our Class A common stock outstanding, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of our Class A common stock outstanding, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. Following this offering, we will have                 shares of our Class B common stock outstanding. In addition, upon completion of this offering, there will be no preferred stock outstanding.

Common Stock

The holders of our Class A common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders as a group, entitling holders of our Class A common stock to approximately     % of our voting power, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and approximately     % of our voting power, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. The holders of our Class A common stock will not have cumulative voting rights.

The holders of our Class B common stock will be entitled to 10 votes per share on all matters to be voted upon by the stockholders as a group, entitling holders of our Class B common stock to approximately     % of our voting power, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and approximately     % of our voting power, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. The holders of our Class B common stock will not have cumulative voting rights.

Our certificate of incorporation will provide that shares of our Class B common stock may only be issued to (1) BGC Partners, (2) Cantor, (3) any entity controlled by BGC Partners, Cantor or Mr. Lutnick or (4) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives, or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives. Our Class B common stock will generally vote together with our Class A common stock on all matters submitted to the vote of our stockholders.

Each share of Class A common stock will be equivalent to a share of Class B common stock for purposes of economic rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock and Class B common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend Policy.” The holders of Class A common stock and Class B common stock will be deemed to have received a ratable dividend if voting securities are distributed to both the holders of Class A common stock and holders of Class B common stock, and such voting securities are identical except that the voting securities paid on the Class B common stock may have up to 10 times the number of votes per share as voting securities paid on the Class A common stock. In the event of our liquidation, dissolution or winding up, the holders of Class A common stock and holders of Class B common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Our certificate of incorporation will provide that each share of the Class B common stock is convertible at any time, at the option of the holder, into one share of the Class A common stock. Each share of the Class B common stock will automatically convert into a share of the Class A common stock upon any sale, pledge or other transfer, whether or not for value (which we refer to as a “transfer”) of such share of the Class B common stock by the initial registered holder thereof, other than any transfer to (1) BGC Partners, (2) Cantor, (3) any entity controlled by BGC Partners, Cantor or Mr. Lutnick or (4) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives, or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives.

Any holder of shares of Class B common stock may pledge his, her or its shares of Class B common stock, as the case may be, to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge meeting these requirements, the pledged shares will not be converted automatically into shares of the Class A common stock. If the pledged shares of the Class B common stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of Class A common stock upon the occurrence of that action. The automatic conversion provisions in our certificate of incorporation may not be amended, altered, changed or repealed without the approval of the holders of a majority of the voting power of all outstanding shares of the Class A common stock.

Shares of the Class A common stock will not be subject to any conversion right. None of the Class A common stock or Class B common stock will have any preemptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. All outstanding shares of Class A common stock and Class B common stock will be fully paid and non-assessable.

Under the exchange agreement, BGC Partners, Cantor, CFGM and other Cantor affiliates entitled to hold Class B common stock under our certificate of incorporation will have the right to exchange from time to time, on a one-for-one basis, subject to adjustment, shares of our Class A common stock now owned or subsequently acquired by such persons for shares of our Class B common stock, up to a number of shares of our Class B common stock that are authorized but unissued under our certificate of incorporation. Prior to the distribution, however, without the prior consent of BGC Partners, the Cantor entities may not exchange such shares of our Class A common stock into shares of our Class B common stock. See “Certain Relationships and Related-Party Transactions—Exchange Agreement.”

Preferred Stock

Our board of directors will have the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of the DGCL and our certificate of incorporation and bylaws could make the following more difficult:

•	an acquisition of us by means of a tender offer;

•	an acquisition of us by means of a proxy contest or otherwise; or

•	the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws will provide that special meetings of stockholders may be called only by the Chairman of our board of directors. If the Chairman is unavailable, then the Chief Executive Officer or the holders of a majority of the voting power of our Class B common stock, which is held by BGC Partners, our controlling stockholder, may call a special meeting.

In addition, our certificate of incorporation will permit us to issue “blank check” preferred stock.

Our bylaws will require advance written notice prior to a meeting of stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our bylaws will provide that all amendments to such bylaws must be approved by either the holders of a majority of the voting power or by a majority of our board of directors.

Delaware Anti-Takeover Law

We currently intend to elect in our certificate of incorporation not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date on which the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in accordance with Section 203. Accordingly, we are not subject to the anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that each of Cantor and BGC Partners and their respective successors and affiliates and certain of their direct transferees will not be deemed to be “interested stockholders,” and accordingly will not be subject to such restrictions.

Corporate Opportunity

For a description of the corporate opportunity policy included in our certificate of incorporation, see “Certain Relationships and Related-Party Transactions—Potential Conflicts of Interest and Competition with BGC Partners and Cantor.”

Registration Rights

For a description of the registration rights available to BGC Partners and Cantor, see “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.”

Other Exchange Rights

See “Certain Relationships and Related-Party Transactions—Separation and Distribution Agreement—New Newmark.”

Limitation on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors and our certificate of incorporation will include such an exculpation provision. Our certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of us, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our certificate of incorporation and bylaws will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Jurisdiction

Our certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim for or based on of breach of duty or obligation owed by any current or former director, officer, employee or agent of ours to us or to our stockholders, including any claim alleging aiding and abetting of such a breach; any action asserting a claim against us or any current or former director, officer, employee or agent of ours arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “                .”

Sale of Unregistered Securities

On November 22, 2016, we issued 100 shares of common stock to BGC Partners in a private placement pursuant to Section 4(a)(2) of the Securities Act for one dollar. We have not otherwise sold any securities, registered or otherwise, within the past three years.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have                 shares of our Class A common stock outstanding, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of our Class A common stock outstanding, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. Of these shares of our Class A common stock, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by an “affiliate,” as that term is defined in Rule 144 under the Securities Act described below, of Newmark.

Upon the completion of this offering, our affiliate, BGC Partners, will hold                 shares of our Class A common stock, representing approximately     % of our outstanding Class A common stock, assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock in this offering, and                 shares of our Class A common stock outstanding, representing approximately     % of our outstanding Class A common stock, assuming that the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering. BGC Partners will also hold                 shares of our Class B common stock, representing 100% of our outstanding Class B common stock. The shares of our Class B common stock are convertible into shares of our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments). All of the shares of our Class A common stock outstanding or acquirable prior to the completion of this offering are “restricted securities,” as defined under Rule 144. These shares are restricted securities because the shares or rights to acquire such shares were issued in private transactions not involving a public offering and may only be sold pursuant to registration under the Securities Act or in accordance with Rule 144 or another exemption from registration under the Securities Act.

BGC Partners has advised us that it currently expects to pursue a distribution to its stockholders of all of the shares of our common stock that it will own upon the completion of this offering in a manner that is intended to qualify as tax-free for U.S. federal income tax purposes. As currently contemplated, shares of our Class A common stock held by BGC Partners would be distributed to the holders of shares of Class A common stock of BGC Partners and shares of our Class B common stock held by BGC Partners would be distributed to the holders of shares of Class B common stock of BGC Partners (which are currently Cantor and another entity controlled by Mr. Lutnick). The shares of our common stock that BGC Partners will own upon the completion of this offering will be subject to the 180-day “lock-up” period contained in the underwriting agreement for this offering. See “Underwriting (Conflicts of Interest).”

To account for potential changes in the number of shares of Class A common stock and Class B common stock of BGC Partners and Newmark between this offering and the distribution, and to ensure that the distribution (if it occurs) is pro rata to the stockholders of BGC Partners, immediately prior to the distribution, BGC Partners will convert any shares of Class B common stock of Newmark beneficially owned by BGC Partners into shares of Class A common stock of Newmark, or exchange any shares of Class A common stock of Newmark beneficially owned by BGC Partners for shares of Class B common stock of Newmark, so that the ratio of shares of Class B common stock of Newmark held by BGC Partners to the shares of Class A common stock of Newmark held by BGC Partners, in each case as of immediately prior to the distribution and on a fully diluted basis, equals the ratio of shares of outstanding Class B common stock of BGC Partners to the shares of outstanding Class A common stock of BGC Partners, in each case as of the record date of the distribution and on a fully diluted basis.

The distribution is subject to a number of conditions, and BGC Partners may determine not to proceed with the distribution if the board of directors of BGC Partners determines, in its sole discretion, that the distribution is not in the best interests of BGC Partners and its stockholders. If the distribution occurs, any shares of our Class A common stock distributed by BGC Partners that are not restricted securities and are held by non-affiliates of ours will be eligible for immediate sale in the public market without restriction. Any shares of our common stock distributed by BGC Partners that are restricted securities or held by affiliates of ours may only be sold pursuant to registration under the Securities Act or in accordance with Rule 144 or another exemption from registration under the Securities Act.

Cantor and other holders of limited partnership interests of BGC Holdings will acquire an aggregate of                 limited partnership interests of Newmark Holdings in the separation prior to the completion of this offering. Certain of the exchangeable limited partnership interests of Newmark Holdings will be exchangeable with us for shares of our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments) in accordance with the terms of the Newmark Holdings limited partnership agreement, except that prior to the distribution, without the prior consent of BGC Partners, no Newmark Holdings limited partnership interests will be exchangeable into our shares of common stock. Any shares of our Class A common stock issuable upon exchange of exchangeable limited partnership interests of Newmark Holdings held by founding and working partners of Newmark Holdings are expected to be registered under the Securities Act pursuant to the registration statement on Form S-8 described below and would be eligible for immediate sale in the public market without restriction unless held by an affiliate of ours. Any shares of our Class A common stock issuable upon exchange of exchangeable limited partnership interests of Newmark Holdings held by Cantor or any of our other affiliates could only be sold pursuant to registration under the Securities Act or in accordance with Rule 144 or another exemption from registration under the Securities Act.

Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the timing or amount of future sales of shares of our Class A common stock, or the effect, if any, that future sales of such shares, or the availability of the shares for future sale, will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial numbers of our Class A common stock (including shares issuable upon conversion of shares of our Class B common stock or exchange of exchangeable limited partnership interests of Newmark Holdings) in the public market, or the perception that such sales may occur, could materially adversely affect the prevailing market prices for our Class A common stock and our ability to raise equity capital in the future. See “Risk Factors.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus a person (or persons whose shares of our Class A common stock are required to be aggregated) who is an affiliate of ours is entitled to sell in any three-month period a number of shares of our Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately immediately after completion of this offering; or

•	the average weekly trading volume in the shares of our Class A common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale;

except that, in the case of restricted securities, at least six months have elapsed since the later of the date such shares were acquired from us or any of our affiliates.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” of ours is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with us.

Under Rule 144, a person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who holds shares of our Class A common stock that are restricted securities, may sell such shares provided that at least six months have elapsed since the later of the date such shares were acquired from us or from any of our affiliates and subject to the availability of current information about us. If at least one year has elapsed since the later of the date such shares of our Class A common stock were acquired from us or from any of our affiliates, such non-affiliate of ours may sell such shares without restriction under Rule 144.

Lock-Up Agreement

Notwithstanding the foregoing, our executive officers and directors and BGC Partners have generally agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our Class A common stock for a lock-up period described under “Underwriting (Conflicts of Interest).” This lock-up period may be extended in certain circumstances. Additionally, the representative of the underwriters may release all or a portion of the shares of our Class A common stock subject to the lock-up agreement at any time prior to the end of the lock-up period.

After the expiration of the 180-day lock-up period, our executive officers and directors and BGC Partners could dispose of all or any part of their shares of our Class A common stock pursuant to registration under the Securities Act or in accordance with Rule 144 or another exemption from registration under the Securities Act.

Registrations on Form S-8

We expect to register under the Securities Act on Form S-8 an aggregate of                 shares of our Class A common stock, which are reserved for issuance of restricted stock or upon exercise or payment of options, restricted stock units and other equity awards granted under the Equity Plan, including exchange rights with respect to exchangeable limited partnership interests of Newmark Holdings held by founding/working partners of Newmark Holdings. These shares of our Class A common stock could be sold in the public market, subject to restrictions under the securities laws applicable to sales by our affiliates. We may in the future register additional shares of our Class A common stock under the Securities Act that become reserved for issuance under our equity incentive plans.

Registration Rights

We will enter into a registration rights agreement with Cantor and BGC Partners that grants BGC Partners, Cantor and their respective affiliates registration rights to facilitate their sale of shares of our Class A common stock in the public market. Any sale, or expectations in the public market of a possible sale, by BGC Partners, Cantor and their respective affiliates of all or a portion of their shares of our Class A common stock through a registered offering or otherwise could depress or reduce the market price for our Class A common stock or cause such shares to trade below the prices at which they would otherwise trade.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders (as defined below) who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment) within the meaning of Section 1212 of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”).

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS, and other applicable authorities, each as of the date hereof. All of these authorities are subject to change and differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could result in U.S. federal income tax consequences different from those discussed below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of such non-U.S. holder’s individual circumstances. This discussion may not apply, in whole or in part, to holders that are not non-U.S. holders, particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” partnerships (or other entities or arrangements treated as partnerships) for U.S. federal income tax purposes or other “flow-through” entities for U.S. federal income tax purposes or investors therein, non-U.S. holders that hold our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates). This discussion also does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws. In addition, this discussion does not address any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered in connection therewith). Prospective investors should consult with their own tax advisors as to the particular tax consequences to them of the ownership and disposition of shares of our Class A common stock, including with respect to the applicability and effect of any U.S. federal, state, local or non-U.S. income tax laws or any tax treaty, and any changes (or proposed changes) in tax laws or interpretations thereof.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Persons who are, for U.S. federal income tax purposes, treated as partners in a partnership holding our Class A common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. PROSPECTIVE HOLDERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK, INCLUDING WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS.

Dividends

In general, subject to the discussion below regarding “effectively connected” dividends, any distribution we make to a non-U.S. holder with respect to shares of our Class A common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for an exemption from, or reduced rate of, such withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution with respect to shares of our Class A common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with the conduct of a trade or business by such non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of such non-U.S. holder in the United States) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such “effectively connected” dividends received by a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Class A common stock unless:

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder in the United States);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation (which we refer to as an “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or such non-U.S. holder’s holding period of such shares of our Class A common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates, generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. If the non-U.S. holder is a foreign corporation for U.S. federal income tax purposes the branch profits tax described above also may apply to such effectively connected gain.

Gain described in the second bullet point above generally will be subject to a flat 30% tax, which may be offset by United States source capital losses, if any, of the non-U.S. holder.

We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we are not or will not become a USRPHC. If we were or were to become a USRPHC, however, any gain recognized on a sale or other disposition of our Class A common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that our Class A common stock is “regularly traded on an established securities market” (within the meaning of section 897(c)(3) of the Code).

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of any such information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will generally be subject to backup withholding (currently at a rate of 28%) on dividends paid with respect to such non-U.S. holder’s shares of our Class A common stock unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally is not required with respect to any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our Class A common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS, and may also be required to backup withhold on such proceeds unless such non-U.S. holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our Class A common stock through a foreign broker with certain specified connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives,                 , have severally agreed to purchase from us the following respective number of shares of Class A common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Cantor Fitzgerald & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of Class A common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of Class A common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of Class A common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the public offering, the representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                 additional shares of Class A common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of Class A common stock as the number of shares of Class A common stock to be purchased by it in the above table bears to the total number of shares of Class A common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of Class A common stock to the underwriters to the extent the option is exercised. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as described herein.

The underwriting discounts and commissions per share are equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting discounts and commissions are     % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option:

	Fee per share	Total Fees
		Without Exercise of Option	With Full Exercise of Option
Discounts and commissions	$	$	$

Other than the SEC registration fee and the FINRA fee, we do not expect that we will pay any of the offering expenses related to the offering. BGC Partners will pay (or reimburse us for) all third-party costs, fees and expenses relating to the offering, all of the reimbursable expenses of the underwriters pursuant to the underwriting agreement, all of the costs of producing, printing, mailing and otherwise distributing the prospectus, as well as the underwriting discounts and commissions.

We, Newmark Holdings and Newmark OpCo have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors and BGC Partners has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of, any shares of our Class A common stock or other securities convertible into or exchangeable or exercisable for shares of our Class A common stock or derivatives of our Class A common stock owned by him or her prior to this offering or Class A common stock issuable upon exercise of options or warrants held by such person for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representatives. This consent may be given at any time without public notice. Transfers or dispositions can be made during the “lock-up” period without the consent of the representatives by (1) gift or other estate planning purposes, (2) a charitable donation or gift, (3) distribution to partners, members or stockholders or (4) pledge in connection with a bona fide loan transaction, as applicable, provided that in the case of a transfer or disposition pursuant to clauses (1), (3) or (4) above, the transferee or pledgee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may also make the transfers and dispositions noted above as well as (a) grant options, restricted stock units, REUs and other awards pursuant to the Equity Plan, the Participation Plan, any employee stock purchase plan or any incentive bonus compensation plan; (b) issue shares in connection with acquisitions, stock purchases or similar arrangements, where the recipient signs a lock-up agreement; and (c) issue shares pursuant to the exercise of any warrants or options or the exchange of any Newmark Holdings units outstanding on the date of this prospectus. As of the date of this prospectus, there are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In order to meet one of the requirements for listing the Class A common stock on the NASDAQ Global Market, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our Class A common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

Naked short sales are any sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our Class A common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus is a part.

Some of the underwriters or their affiliates have provided investment banking services to Newmark, BGC Partners, Cantor and their respective subsidiaries in the past and/or may do so in the future. They receive customary fees and commissions for these services. In addition, some of the underwriters and their affiliates also receive brokerage services or market data and analytics products from Newmark, BGC Partners, Cantor and their respective subsidiaries.

Conflicts of Interest

Because CF&Co, an underwriter of this offering, is under common control with us, and because at least 5% of the proceeds of this offering will be directed to BGC Partners, an affiliate of CF&Co, a conflict of interest under FINRA Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with this rule, which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of due diligence with respect to, this prospectus and the registration statement of which this prospectus is a part.                  has agreed to act as a qualified independent underwriter. In its role as a qualified independent underwriter,                  has participated in due diligence and the preparation of this prospectus and the registration statement of which this prospectus is a part.                  will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify                  against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Pursuant to FINRA Rule 5121, CF&Co will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (which we refer to as a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted, and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

In the United Kingdom, this prospectus in relation to the shares described herein is being directed only at persons who are “qualified investors” (as defined in the Prospectus Directive) who are (1) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (which we refer to as the “Order”) (2) high net worth entities falling within Article 49(2)(a) to (d) of the Order or (3) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as “Relevant Persons.” The shares described herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part), or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (which we refer to as the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275, except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws, regulations and ministerial guidelines of Japan.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Stephen M. Merkel, our Executive Vice President, Chief Legal Officer and Secretary. Mr. Merkel’s address is c/o NRE Delaware, Inc., 125 Park Avenue, New York, New York 10017. Certain legal matters concerning this offering will be passed upon for us by Wachtell, Lipton, Rosen & Katz and Morgan, Lewis & Bockius LLP. Certain legal matters concerning this offering will be passed upon for the underwriters by                 .

EXPERTS

The combined financial statements of Newmark Knight Frank as of December 31, 2015 and December 31, 2016 and for the years ended December 31, 2015 and December 31, 2016 and the balance sheet of NRE Delaware, Inc. as of June 30, 2017 included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement of which this prospectus is a part. Such combined financial statements of Newmark Knight Frank and balance sheets of NRE Delaware, Inc. are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Berkeley Point Financial LLC as of December 31, 2016 and 2015, and for each of the years in the two-year period ended December 31, 2016, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, in Washington, DC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus is a part of the registration statement and, as permitted by the SEC’s rules, does not contain all of the information presented in the registration statement. For further information with respect to us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

We will file annual and periodic reports with the SEC. You may read and copy any document we file at the SEC’s public reference room located at One Station Place, 100 F Street, N.E., Washington, DC 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These filings are also available to the public from the SEC’s web site at http://www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors

BGC Partners, Inc.

We have audited the accompanying balance sheet of NRE Delaware, Inc. as of June 30, 2017. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NRE Delaware, Inc. as of June 30, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

September 8, 2017

NRE DELAWARE, INC.

BALANCE SHEET

June 30, 2017

Assets
Cash	$1

Total assets	$1

Liabilities and stockholder’s equity

Total liabilities	$—

Stockholder’s equity
Common stock ($.01 par value per share, 1,000 shares authorized, 100 shares issued and outstanding)	1

Total stockholder’s equity	1

Total liabilities and stockholder’s equity	$1

NRE DELAWARE, INC.

NOTE TO THE FINANCIAL STATEMENT

NOTE A—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

NRE Delaware, Inc. (the “Company”), a Delaware corporation, was formed on November 18, 2016. The Company has nominal assets, no liabilities and has conducted no operations. At June 30, 2017, the Company is a wholly owned subsidiary of BGC Partners, Inc. BGC Partners, Inc. intends to enter into agreements and take certain actions to transfer to the Company substantially all of the assets and liabilities related to Newmark Knight Frank, an unincorporated commercial unit of BGC Partners, Inc.

The accompanying financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America and U.S. Securities and Exchange Commission regulations.

The Company has authorized 1,000 shares of $0.01 par value per share common stock. One hundred of these shares were issued and outstanding as of June 30, 2017.

Cash includes cash on hand, including any deposits in transit, and highly liquid investments maturing within three months after purchase.

The following historical financial statements of Newmark Knight Frank are presented excluding Berkeley Point.

Report of Independent Registered Public Accounting Firm

The Board of Directors

BGC Partners, Inc.

We have audited the accompanying combined balance sheets of Newmark Knight Frank, an unincorporated business segment of BGC Partners, Inc., as of December 31, 2016 and 2015, and the related combined statements of operations, comprehensive income, changes in invested equity and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Newmark Knight Frank at December 31, 2016 and 2015, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

September 8, 2017

NEWMARK KNIGHT FRANK

COMBINED BALANCE SHEETS

(In thousands)

	December 31,
	2016	2015
Assets:
Current assets:
Cash and cash equivalents	$33,038	$10,536
Receivables, net	140,093	150,654
Receivable from related parties	108,817	125,842
Other current assets (see note 8)	11,325	11,389

Total current assets	293,273	298,421
Loans, forgivable loans and other receivables from employees and partners	181,914	90,781
Goodwill	412,655	392,837
Other intangible assets, net	24,872	21,664
Fixed assets, net	55,078	24,577
Other assets (see note 8)	27,699	28,772

Total assets	$995,491	$857,052

Current Liabilities:
Current portion of accounts payable, accrued expenses and other liabilities (see note 11)	86,461	77,676
Payable to related parties	197,653	146,261
Accrued compensation	128,707	110,907

Total current liabilities	412,821	334,844
Other liabilities (see note 11)	78,689	72,775

Total liabilities	491,510	407,619

Commitments and contingencies

Invested Equity:
BGC Partners’ net investment in Newmark	501,974	445,592
Noncontrolling interests	2,007	3,841

Total invested equity	503,981	449,433

Total liabilities and equity	$995,491	$857,052

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2016	2015
Revenues:
Commissions	$859,005	$808,878
Management and other	196,959	188,389

Total revenues	1,055,964	997,267
Expenses:
Compensation and employee benefits	771,406	753,034
Allocations of net income and grant of exchangeability to limited partnership units	72,318	142,195

Total compensation and employee benefits	843,724	895,229
Operating, administrative and other	154,868	136,428
Fees to related parties	17,731	17,951
Depreciation and amortization	13,349	16,644

Total operating expenses	1,029,672	1,066,252

Other income (losses), net
Other income (loss)	15,645	—

Total other income (losses), net	15,645	—

Income (loss) from operations	41,937	(68,985)
Interest income, net	3,358	1,450

Income (loss) before income taxes and noncontrolling interests	45,295	(67,535)
Provision (benefit) for income taxes	3,913	(6,767)

Net income (loss)	41,382	(60,768)
Net income (loss) attributable to noncontrolling interests	(1,189)	77

Net income (loss) to BGC Partners	$42,571	$(60,845)

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2016	2015
Net income (loss)	$41,382	$(60,768)

Comprehensive income (loss)	41,382	(60,768)

Less: Comprehensive income attributable to noncontrolling interests	(1,189)	77

Comprehensive income (loss) attributable to BGC Partners	$42,571	$(60,845)

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

(In thousands)

	BGC’s Net Investment in Newmark	Noncontrolling Interests	Total
Balance, December 31, 2014	$379,776	6,657	$386,433
Net loss	(60,845)	77	(60,768)
Distributions to noncontrolling interest	—	(320)	(320)
Purchase of noncontrolling interest	2,573	(2,573)	—
Contributions	124,088	—	124,088

Balance, December 31, 2015	$445,592	3,841	$449,433
Net income	42,571	(1,189)	41,382
Distributions to noncontrolling interest	—	(311)	(311)
Purchase of noncontrolling interest	334	(334)	—
Contributions	13,447	—	13,447

Balance, December 31, 2016	$501,974	2,007	$503,981

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$41,382	$(60,768)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,349	16,644
Employee loan amortization and impairment	24,173	48,580
Change in fair value of contingent consideration	(17,348)	—
Provision for uncollectible accounts	(1,099)	172
Deferred tax benefit	(1,141)	(11,281)
Changes in operating assets and liabilities:
Receivables, net	12,583	(8,471)
Loans, forgivable loans and other receivables from employees and partners	(115,306)	(78,829)
Other assets	2,502	10,413
Accrued compensation	17,103	(16,199)
Accounts payable, accrued expenses and other liabilities	22,605	17,965

Net cash used in operating activities	(1,197)	(81,774)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired, net of purchases of noncontrolling interest	518	2,655
Purchases of fixed assets	(26,396)	(11,679)

Net cash used in investing activities	(25,878)	(9,024)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments to related parties	(371,307)	(224,540)
Borrowings from related parties	432,628	302,630
Distributions to noncontrolling interest	(311)	(320)
Payments on acquisition earn-outs	(11,433)	(9,507)

Net cash provided by (used in) financing activities	49,577	68,263

Net increase (decrease) in cash and cash equivalents	22,502	(22,535)
Cash and cash equivalents at beginning of period	10,536	33,071

Cash and cash equivalents at end of period	$33,038	$10,536

Supplemental disclosure of noncash investing activities from acquisitions:
Net assets contributed by BGC Partners’ (see Note 3)	$20,901	$116,676
Supplemental noncash activity:
Total stockholders’ equity	$—	$1,130
Noncontrolling interest	$—	$(1,130)

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

Notes to Combined Financial Statements

December 31, 2016 and December 31, 2015

(In thousands, except units)

(1)	Organization and Basis of Presentation

Newmark Knight Frank, formerly known as Newmark Grubb Knight Frank (which may be referred to as “Newmark”, or “NKF”) is a leading commercial real estate services firm. Newmark offers commercial real estate tenants, owner-occupiers, investors and developers a wide range of services, including leasing and corporate advisory, investment sales and real estate finance, consulting, valuation, project and development management and property and facility management.

Newmark was formed through BGC Partners Inc.’s (“BGC Partners” or “BGC”) purchase of Newmark & Co. and certain of its affiliates in 2011. BGC Holdings, L.P. (“BGC Holdings”) is a consolidated subsidiary of BGC for which BGC is the general partner. A majority of the voting power of BGC Partners is held by Cantor Fitzgerald, L.P. and its affiliates, which we refer to as “Cantor.”

BGC’s Board of Directors approved proceeding with a plan to spin-off NKF into a separate public entity. The spin-off is expected to be completed approximately six months after the completion of the initial public offering of NKF and subject to final board approval prior to completion.

Basis of Presentation

NKF’s combined financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The NKF combined financial statements were prepared on a stand-alone basis derived from the combined financial statements and accounting records of BGC. For the periods presented, NKF was an unincorporated reportable segment of BGC. These Combined Financial Statements reflect the historical results of operations, financial position and cash flows of NKF as it was historically managed and adjusted to conform with U.S. GAAP. These combined financial statements are presented as if NKF had operated on a stand-alone basis for all periods presented. NKF’s combined financial statements include all of the BGC subsidiaries that comprise the real estate segment, all of which are controlled by BGC.

Intercompany balances and transactions within NKF have been eliminated. Transactions between Cantor and BGC with NKF pursuant to service agreements between BGC and Cantor (Note 6), represent valid receivables and liabilities of NKF, which are periodically cash settled, have been included in the Combined Financial Statements as either Receivables to or Payables from Related Parties. Additionally, certain other transactions between BGC and NKF are contributions of BGC’s net investment in NKF including acquisitions (Note 3).

NKF receives administrative services to support its operations, and in return, Cantor and BGC allocate certain of their expenses to NKF. Such expenses represent costs related, but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other services. These costs, together with an allocation of Cantor and BGC overhead costs, are included as expenses in the Combined Statements of Operations. Where it is possible to specifically attribute such expenses to activities of NKF, these amounts have been expensed directly to NKF. Allocation of all other such expenses is based on a services agreement between BGC and Cantor which reflects the utilization of service provided or benefits received by NKF during the periods presented on a consistent basis, such as headcount, square footage, revenue, etc. Management believes the assumptions underlying the stand-alone financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by NKF during the periods presented. However, these shared expenses may not represent the amounts that would have been incurred had NKF operated independently from Cantor and BGC. Actual costs that would have been incurred if NKF had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure. For an additional discussion of expense allocations, see Note 6.

BGC uses a centralized approach to cash management. Accordingly, excess cash and cash equivalents are held by BGC at the corporate level and were not attributed to NKF for any of the periods presented. Transfers of cash, both to and from BGC’s centralized cash management system, are reflected as a related party receivable or payable on the Combined Balance Sheet and as part of the change in payments to and borrowings from related parties in the financing section within the accompanying Combined Statement of Cash Flows. Debt obligations of BGC have not been included in the Combined Financial Statements of NKF, because NKF is not a party to the obligation between BGC and the debt holders.

The income tax provision in the combined statements of operations and comprehensive income has been calculated as if NKF was operating on a stand-alone basis and filed separate tax returns in the jurisdiction in which it operates. NKF’s operations have historically been included in the BGC U.S. federal and state tax returns. BGC’s global tax model has been developed based on its entire portfolio of businesses. Therefore cash tax payments and items of current and deferred taxes may not be reflective of NKF’s actual tax balances prior to or subsequent to NKF operating as a stand-alone company.

The combined financial statements contain all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the combined balance sheets, the combined statements of operations, the combined statements of comprehensive income, the combined statements of cash flows and the combined statements of changes in invested equity of NKF for the periods presented.

Recently Adopted Financial Statements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern, which relates to disclosure of uncertainties about an entity’s ability to continue as a going concern. This ASU provides additional guidance on management’s responsibility to evaluate the condition of an entity and the required disclosures based on this assessment. This guidance was effective for the annual period ending after December 15, 2016. The adoption of this FASB guidance did not impact NKF’s combined financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendment eliminates the deferral of certain consolidation standards for entities considered to be investment companies and modifies the consolidation analysis performed on certain types of legal entities. The guidance was effective beginning January 1, 2016 and early adoption was permitted. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest, which relates to simplifying the presentation of debt issuance costs. This ASU requires that debt issuance costs related to a recognized liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for the annual period beginning January 1, 2016 for NKF. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In March 2016, the FASB issued ASU No.2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification of related amounts within the statement of cash flows. The new standard was effective for the Company beginning January 1, 2017, and early adoption was permitted. The adoption of this standard did not have a material impact on NKF’s combined financial statements.

New Accounting Pronouncements

The FASB has recently issued five ASUs related to revenue recognition (“new revenue recognition guidance”), all of which will become effective for the company on January 1, 2018. The ASUs issued are: (1) in May 2014, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606);” (2) in March 2016, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net);” (3) in April 2016, ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing;” (4) in May 2016, ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-scope Improvements and Practical Expedients;” and (5) in December 2016, ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue From Contracts with Customers.” ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and will replace most existing revenue recognition guidance under GAAP. This ASU permits the use of either the retrospective or cumulative effect transition method. ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. ASU 2016-10 clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. ASU 2016-12 clarifies guidance in certain narrow areas and adds some practical expedients. ASU 2016-20 also clarifies guidance in certain narrow areas and adds optional exemptions to certain disclosure requirements.

We plan to adopt the new revenue recognition guidance in the first quarter of 2018 and are evaluating the application of a transition method. We continue to evaluate the impact that adoption of these updates will have on our combined financial statements and related disclosures. Based on our initial assessment, the impact of the application of the new revenue recognition guidance will likely result in an acceleration of some revenues that are based, in part, on future contingent events. For example, some brokerage revenues from leasing commissions in various countries where we operate will get recognized earlier. Under current GAAP, a portion of these commissions are deferred until a future contingency is resolved (e.g. tenant move-in or payment of first month’s rent). Under the new revenue guidance, NKF’s performance obligation may be satisfied at lease signing and therefore the portion of the commission that is contingent on a future event would likely be recognized earlier if deemed not subject to significant reversal. We are currently evaluating the impact of principal versus agent guidance in relation to third-party costs which are billed to clients in association with facilities management services and the impact on our combined financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income unless the investments qualify for the new practicability exception. Entities will also have to record changes in instrument-specific credit risk for financial liabilities measured under the fair value option in other comprehensive income. In addition, entities will be required to present enhanced disclosures of financial assets and financial liabilities. The guidance is effective beginning January 1, 2018, with early adoption of certain provisions of the ASU permitted. Management is currently evaluating the impact of the new guidance on NKF’s combined financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. The guidance is effective beginning January 1, 2019, with early adoption permitted. Management is currently evaluating the impact of the new guidance on NKF’s combined financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments, which makes changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will become effective for NKF beginning with the first quarter of 2018 and will require adoption on a retrospective basis. Management is currently evaluating the impact of the new guidance on NKF’s combined financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The new standard will become effective for the Company beginning January 1, 2018 and will require adoption on a retrospective basis. The adoption of this FASB guidance will not have a material impact on NKF’s unaudited combined financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new standard will become effective for the Company beginning January 1, 2020 and will be applied on a prospective basis, and early adoption is permitted. The adoption of this FASB guidance is not expected to have a material impact on NKF’s combined financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805) Clarifying the definition of Business, which clarifies the definition of a business with the objective of providing additional guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) or assets or businesses. The new standard will become effective for the company beginning January 1, 2018 and will be applied on a prospective basis. The adoption of this FASB guidance in not expected to have a material impact on NKF’s combined financial statements.

(2)	Summary of Significant Accounting Policies

Use of Estimates:

The preparation of NKF’s combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these combined financial statements. Management believes that the estimates utilized in preparing these combined financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from the estimates included in NKF’s combined financial statements.

Revenue Recognition:

Commissions:

Commission revenues from real estate transactions are recognized once performance obligations under the commission arrangement are satisfied. Terms and conditions of a commission arrangement may include execution of the lease agreement and satisfaction of future contingencies such as tenant occupancy. In most cases, a portion of the commission is earned upon execution of the lease agreement, with the remaining portion contingent on a future event, typically tenant occupancy; revenue recognition for the remaining portion is deferred until all contingencies are satisfied.

Commission revenues from sales brokerage transactions are recognized at the time the service has been provided and the commission becomes legally due, except when future contingencies exist. In most cases, close of escrow or transfer of title is a future contingency, and revenue recognition is deferred until all contingencies are satisfied.

Management and Other:

Management and other revenues include property management, facilities management and project management. Management fees are recognized at the time the related services have been performed, unless future contingencies exist. In addition, in regard to management and facility service contracts, the owner of the property will typically reimburse NKF for certain expenses that are incurred on behalf of the owner, which are comprised primarily of on-site employee salaries and related benefit costs. The amounts which are to be reimbursed per the terms of the services contract are recognized as revenue in the same period as the related expenses are incurred. In certain instances, NKF subcontracts property management services to independent property managers, in which case NKF passes a portion of its property management fee on to the subcontractor, and NKF retains the balance. Accordingly, NKF records these fees gross of the amounts paid to subcontractors and the amounts paid to subcontractors are recognized as expenses in the same period.

Fees to Related Parties:

NKF is allocated fees from Cantor and BGC for back-office services provided by Cantor and its affiliates, including occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services and information technology. Fees are expensed as they are incurred.

Segments:

NKF has a single operating segment. NKF is a real estate services firm offering services to commercial real estate tenants, owner occupiers, investors and developers, leasing and corporate advisory, investment sales and real estate finance, consulting, valuation, project and development management and property and facility management. The chief operating decision maker regardless of geographic location evaluates the operating results of NKF as total real estate and allocates resources accordingly. For the years ended December 31, 2016 and 2015, NKF recognized revenues as follows:

	Year Ended December 31,
	2016	2015
Leasing and other commissions	$513,812	$539,725
Capital markets	345,193	269,153
Management and other	196,959	188,389

Total revenues	$1,055,964	$997,267

Fair Value:

The FASB issued guidance that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and Cash Equivalents:

NKF considers all highly liquid investments with original maturities of 90 days or less at the date of acquisition to be cash equivalents. Cash and cash equivalents are held with banks as deposits.

Receivables, Net:

NKF has accrued commissions receivable from real estate brokerage transactions and management fee receivables from contractual management assignments. Receivables are presented net of allowance for doubtful accounts of $11,371 and $17,866 as of December 31, 2016 and 2015, respectively. The allowance is based on management’s estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Fixed Assets, Net:

Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are depreciated over their estimated useful lives as follows:

Leasehold improvements and other fixed assets	shorter of the remaining term of lease or useful life
Software, including software development costs	3-5 years straight-line
Computer and communications equipment	3-5 years straight line

Investments:

NKF’s combined financial statements include the accounts of NKF and its wholly owned and majority-owned subsidiaries. NKF’s policy is to consolidate all entities of which it owns more than 50% unless it does not have control over the entity.

Long-Lived Assets:

NKF periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of FASB guidance, Accounting for the Impairment or Disposal of Long-Lived Assets, and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Goodwill and Other Intangible Assets, Net:

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in FASB guidance, Intangibles—Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized, but instead are periodically tested for impairment. NKF reviews goodwill and other indefinite-lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. When reviewing goodwill for impairment, NKF first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. NKF performed impairment evaluations for the year ended December 31, 2016 and concluded that there was no impairment of its goodwill or indefinite-lived intangible assets.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Definite-lived intangible assets arising from business combinations include trademark and trade name, contractual and non-contractual customers, non-compete agreements and brokerage backlog.

Income Taxes

NKF accounts for income taxes using the asset and liability method as prescribed in FASB guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of NKF’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in New York City. Therefore, the tax liability or benefit related to the partnership income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partners’ tax liability or benefit is not reflected in NKF’s combined financial statements. The tax-related assets, liabilities, provisions or benefits included in NKF’s combined financial statements also reflect the results of the entities that are taxed as corporations, either in the U.S. or in foreign jurisdictions.

NKF income taxes as presented are calculated on a separate return basis, although NKF’s operations have historically been included in BGC’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. As NKF operations in many jurisdictions are unincorporated commercial units of BGC and its subsidiaries, stand-alone tax returns have not been filed for the operations in these jurisdictions. Accordingly, NKF’s tax results as presented are not necessarily reflective of the results that NKF would have generated on a stand-alone basis.

NKF provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. NKF recognizes interest and penalties related to income tax matters in “operating, administrative and other” in NKF’s combined statements of operations.

A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, the existence of cumulative losses in the most recent fiscal years, estimates of future taxable income and the feasibility of tax planning strategies.

The measurement of current and deferred income tax assets and liabilities is based on provisions of enacted tax laws and involves uncertainties in the application of tax regulations in the U.S. and other tax jurisdictions. Because our interpretation of complex tax law may impact the measurement of current and deferred income taxes, actual results may differ from these estimates under different assumptions regarding the application of tax law.

Equity-Based and Other Compensation:

NKF accounts for equity-based compensation under the fair value recognition provisions of the FASB guidance. Equity-based compensation expense recognized during the period is based on the value of the portion of equity-based payment awards that is ultimately expected to vest. The grant-date fair value of equity-based awards is amortized to expense ratably over the awards’ vesting periods. As equity-based compensation expense recognized in NKF’s combined statements of operations is based on awards ultimately expected to vest, it has been reviewed for estimated forfeitures. Further, FASB guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Restricted Stock Units:

Restricted stock units (“RSUs”) are provided by BGC to certain employees of NKF and are accounted for by NKF as equity awards, and as per FASB guidance, NKF is required to record an expense for the portion of the RSUs that is ultimately expected to vest. The grant-date fair value of RSUs is amortized to expense ratably over the awards’ vesting periods. The amortization is reported in “Compensation and employee benefits” in NKF’s combined statements of operations.

Limited Partnership Units:

NKF participates in BGC’s Global Compensation plan by which employees receive limited partnership units in BGC Holdings. Employees receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. The quarterly allocations of net income on such limited partnership units are reflected as “Allocations of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

Certain of these limited partnership units entitle the holders to receive post-termination payments equal to the notional amount in four equal yearly installments after the holder’s termination. These limited partnership units are accounted for as post-termination liability awards, which require that NKF record an expense for such awards based on the change in value at each reporting period and include the expense in NKF’s combined statements of operations as part of “compensation and employee benefits.” The liability for limited partnership units with a post-termination payout amount is included in “Accrued compensation” on NKF’s combined balance sheet.

Certain limited partnership units are granted exchangeability into BGC Class A common stock on a one-for-one basis (subject to adjustment). At the time exchangeability is granted, NKF recognizes an expense based on the fair value of the award on that date, which is included in “Allocations of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

BGC has also awarded Preferred Units to employees of NKF. Each quarter, the net profits of BGC Holdings are allocated to such units at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation (the “Preferred Distribution”), which is deducted before the calculation and distribution of the quarterly partnership distribution for the remaining partnership units. The Preferred Units are not entitled to participate in partnership distributions other than with respect to the Preferred Distribution. Preferred Units may not be made exchangeable into BGC’s Class A common stock and are only entitled to the Preferred Distribution. The quarterly allocations of net income on Preferred Units are reflected in “Allocation of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

Loans, Forgivable Loans and Other Receivables from Employees and Partners:

NKF has entered into various agreements with certain of its employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individual receives on some or all of their limited partnership units or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan. From time to time, NKF may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements. Management reviews the loan balances each reporting period for collectability. If a portion of the loan balances is not expected to be collectable, a reserve against the loan balance is recognized.

Noncontrolling Interest in Subsidiaries:

Noncontrolling interest in subsidiaries represents third party ownership interests in NKF’s combined subsidiaries.

(3)	Acquisitions

On February 26, 2016, NKF completed the acquisition of Rudesill-Pera Multifamily, LLC (“Memphis Multifamily”). Memphis Multifamily is a multifamily brokerage firm operating in Memphis and the Mid-South Region.

On June 17, 2016, NKF completed the acquisition of The CRE Group, Inc. (“CRE Group”). CRE Group is a real estate services provider focused on the project management, construction management and Leadership in Energy and Environmental Design (“LEED”) consulting.

On September 13, 2016, NKF acquired several management agreement contracts from John Buck Company, LLC and Buck Management Group, LLC.

On September 30, 2016, NKF completed the acquisition of Continental Realty, Ltd. (“Continental Realty”), a Columbus, Ohio-based company. Continental Realty specializes in commercial realty brokerage and property management throughout Ohio.

On October 18, 2016, the Company announced that it had completed the acquisition of Newmark Grubb Mexico City. Newmark Grubb Mexico City is a tenant advisory firm in the Mexico City area.

On December 14, 2016, the Company completed the acquisition of Walchle Lear Multifamily Advisors (“Walchle Lear”). Walchle Lear is a Jacksonville, Florida based multifamily company specializing in investment sales.

For the year ended December 31, 2016, the following tables summarize the components of the purchase consideration transferred, and the preliminary allocation of the assets acquired and liabilities assumed, for all other acquisitions based on the fair values of the acquisition date. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

As of the Acquisition Date
Assets
Cash and cash equivalents	$851
Receivables, net	922
Goodwill	19,818
Intangibles assets, net	7,265
Other assets	452

Total Assets	29,308

Current liabilities
Accounts payable and accrued expenses	1,981
Deferred consideration	5,723
Accrued compensation	703

Total Liabilities	8,407

Net assets acquired	$20,901

The total consideration for acquisitions during the year ended December 31, 2016 was approximately $26,624 in total fair value, comprised of cash, shares of BGC’s common stock and BGC Holdings limited partnership units. The total consideration included contingent consideration of approximately 166,894 restricted shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,545), 285,354 BGC Holdings limited partnership units (with an acquisition date fair value of approximately $2,590) and $5,621 in cash that may be issued contingent on certain targets being met through 2021. The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $19,818, of which $995 is deductible by NKF for tax purposes.

During the year ended December 31, 2016, an agreement with the sellers of a prior acquisition was entered into, whereby certain consideration was reduced, which resulted in the return to BGC of 1,600,000 partnership units (with an acquisition date fair value of $14,900), the reduction of future cash earn-outs of $17,300 and a repayment to NKF of $1,000 in cash. As a result, NKF recognized $18,300 (comprised of $17,300 earn-out reduction and $1,000 cash received) in “other income (loss)” in NKF’s condensed combined statements of operations.

These acquisitions are accounted for using the purchase method of accounting. The results of operations of these acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition, which in aggregate contributed $8,443 to our revenue for the year ended December 31, 2016.

During 2015, NKF acquired nine separate companies operating under the Apartment Realty Advisors (“ARA”) brand, each a separate privately held, full-service investment brokerage network focusing exclusively on the multi-housing industry. ARA was a leader in multi-housing investment brokerage and we now operate our multi-housing investment practice as ARA, a Newmark Company.

During May 2015, NKF completed the acquisition of Computerized Facility Integration, LLC (“CFI”). CFI is a premier real estate strategic consulting and systems integration firm that provides corporate real estate, facilities management, and enterprise asset management information consulting and technology solutions.

During July 2015, NKF completed the acquisition of Excess Space. Excess Space is a full service brokerage firm that focuses its business model around surplus real estate disposition and lease restructuring for retailers.

In December 2015, NKF completed the acquisition of Steffner Commercial Real Estate, LLC and Cincinnati Commercial Real Estate, Inc., each a full service commercial real estate advisory practice operating in the Memphis and Cincinnati regions, respectively.

For the year ended December 31, 2015, the following tables summarize the components of the purchase consideration transferred and the preliminary allocation of the assets acquired and liabilities assumed for the CFI acquisition based on the fair values as of the acquisition date. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

May 20, 2015
Assets
Cash and cash equivalents	$1,083
Receivable, net	5,028
Fixed assets, net	992
Goodwill	63,839
Other intangible assets, net	6,944
Other assets	816

Total assets	78,702

Current liabilities
Accounts payable and accrued expenses	5,243
Deferred consideration	16,544
Accrued compensation	433

Total liabilities	22,220

Net assets acquired	$56,482

The total consideration for CFI was approximately $73,026 in total fair value, comprised of cash, shares of BGC’s common stock and BGC Holdings limited partnership units. The total consideration included contingent consideration of approximately $16,544 in cash that may be issued contingent on certain targets being met through 2018. The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $63,839, of which $6,384 is deductible by NKF for tax purposes.

The following tables summarize the components of the purchase consideration transferred, and the preliminary allocation of the assets acquired and liabilities assumed, for all other acquisitions in 2015 based on the fair values of the acquisition date. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

As of the Acquisition Date
Assets
Cash and cash equivalents	$2,373
Receivables, net	1,112
Fixed assets, net	3
Goodwill	66,578
Intangibles assets, net	2,740
Other assets	98

Total Assets	72,904

Current liabilities
Accounts payable and accrued expenses	119
Deferred consideration	9,534
Accrued compensation	2,767

Total Liabilities	12,420

Net assets acquired	$60,484

Goodwill includes the in-place workforce, which allows the Company to continue serving its existing client base, begin marketing to potential clients and avoid significant costs reproducing the workforce.

These acquisitions are accounted for using the purchase method of accounting. The results of operations of CFI and all other acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition, which in aggregate contributed $14,961 and $33,906 to our revenue for the year ended 2015, respectively.

The total consideration for all other acquisitions during the year ended December 31, 2015, was approximately $70,018 in total fair value, comprised of cash, shares of BGC’s common stock and BGC Holdings limited partnership units. The total consideration included contingent consideration of approximately 420,520 restricted shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $3,729), 1,631,011 BGC Holdings limited partnership units (with an acquisition date fair value of approximately $14,359) and $8,133 in cash that may be issued contingent on certain targets being met through 2018. The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $66,578, of which $3,290 is deductible by NKF for tax purposes.

Consideration for all acquisitions was paid or issued by BGC. BGC then subsequently contributed the net assets (inclusive of goodwill and intangible assets) of the acquired companies to NKF. This is reflected as a contribution in the combined statement of changes in invested equity.

The results of operations of NKF’s acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition. NKF has made a preliminary allocation of the consideration to the assets acquired and liabilities assumed, as of the acquisition date, and expects to finalize its analysis with respect to acquisitions within the first year after the completion of the transaction. Therefore, adjustments to preliminary allocations may occur.

(4)	Cost Method Investments

NKF acquired investments for which it does not have the ability to exert significant influence over operating and financial policies. The investments are generally accounted for using the cost method of accounting in accordance with FASB guidance, Investments—Other. As of December 31, 2016 and 2015, the carrying value of the cost method investments were $2,896 and $2,596, respectively and are included in other assets on the combined balance sheets.

(5)	Goodwill and Other Intangible Assets, Net of Accumulated Amortization

The changes in the carrying amount of goodwill for the year ended December 31, 2016 and 2015 were as follows:

Balance at December 31, 2014	$257,673
Acquisitions	127,685
Measurement period adjustments	7,479

Balance at December 31, 2015	392,837
Acquisitions	17,086
Measurement period adjustments	2,732

Balance at December 31, 2016	$412,655

During the year ended December 31, 2016, NKF recognized additional goodwill and measurement period adjustments of approximately $17,086 and $2,732, respectively. See Note 3—“Acquisitions” for more information.

Goodwill is not amortized and is reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with FASB guidance on Goodwill and Other Intangible Assets. NKF completed its annual goodwill impairment testing during the fourth quarter of 2016, which did not result in any goodwill impairment.

Other intangible assets consisted of the following (in thousands, except weighted average life):

	December 31, 2016
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Life (Years)
Trademark and trade names:
Indefinite life	$10,685	$—	$10,685	N/A
Finite life	6,460	(4,228)	2,232	0.2
Non-contractual customers	5,648	(878)	4,770	2.7
License agreements	4,981	(298)	4,683	1.6
Contractual customers	1,452	(354)	1,098	0.3
Brokerage backlog	1,101	(245)	856	0.1
Non-compete agreements	828	(282)	546	0.2
Below market leases	15	(13)	2	—

	$31,170	$(6,298)	$24,872	5.1

	December 31, 2015
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Life (Years)
Trademark and trade names:
Indefinite life	$10,685	$—	$10,685	N/A
Finite life	5,820	(2,172)	3,648	0.60
Brokerage backlog	12,193	(11,484)	709	0.10
Non-contractual customers	5,110	(190)	4,920	3.60
Non-compete agreements	2,362	(1,936)	426	0.20
Contractual customers	1,289	(80)	1,209	0.50
Below market leases	126	(84)	42	—
License agreements	29	(4)	25	—

	$37,614	$(15,950)	$21,664	5.0

Intangible amortization expense for the year ended December 31, 2016 and 2015 was $4,126 and $9,950, respectively. Intangible amortization is included as a part of “depreciation and amortization” in NKF’s combined statement of operations.

The estimated future amortization of definite life intangible assets as of December 31, 2016 was as follows:

2017	$4,621
2018	2,303
2019	2,127
2020	1,883
2021	1,424
2022 and thereafter	1,829

Total	$14,187

(6)	Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31,
	2016	2015
Leasehold improvements and other fixed assets	$63,194	$36,959
Software, including software development costs	13,971	10,475
Computer and communications equipment	10,360	9,078

	87,525	56,512
Accumulated depreciation and amortization	(32,447)	(31,935)

	$55,078	$24,577

Depreciation expense for the year ended December 31, 2016 and 2015 was $9,223 and $6,694. Depreciation expense is included as a part of “depreciation and amortization” in NKF’s combined statement of operations.

For the year ended December 31, 2016 and 2015, $533 and $630 of software development costs were capitalized, respectively. Amortization of software development costs totaled $870 and $271 for the year ended December 31, 2016 and 2015, respectively. Amortization of software development costs is included as part of “operating, administrative and other” in NKF’s combined statement of operations.

(7)	Fair Value of Financial Liabilities

FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

As required by FASB guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. NKF values contingent consideration at Level 3 in the hierarchy. The fair value of contingent consideration was $28,323 and $48,613 as of December 31, 2016 and 2015, respectively.

Changes in Level 3 Contingent consideration measured at fair value on a recurring basis are as follows:

	As of December 31, 2016
	Opening Balance	Total realized (gains) losses included in Net income(1)	Issuances	Settlements	Closing Balance	Unrealized (gains) losses Outstanding as of December 31, 2016
Liabilities
Accounts payable, accrued expenses and other liabilities:
Contingent consideration	$48,613	$(14,884)	$6,019	$(11,425)	$28,323	$2,343

(1)	Realized losses are reported in “other income (losses)” in NKF’s combined statement of operations.

Quantitative Information About Level 3 Fair Value Measurements

The following tables present quantitative information about the significant unobservable inputs utilized by NKF in the fair value measurement of Level 3 liabilities measured at fair value on a recurring basis.

	Fair Value as of December 31, 2016	Valuation Technique	Unobservable Inputs	Weighted Average
Liabilities
Accounts payable, accrued expenses and other liabilities:
Contingent consideration	$28,323	Present value of expected payments	Discounted rate Forecasted financial information	5.26	%(a)

(a)	NKF’s estimate of contingent consideration as of December 31, 2016 was based on the acquired business’ projected future financial performance, including revenues.

	Fair Value as of December 31, 2015	Valuation Technique	Unobservable Inputs	Weighted Average
Liabilities
Accounts payable, accrued expenses and other liabilities:
Contingent consideration	$48,613	Present value of expected payments	Discounted rate Forecasted financial information	3.74	%(a)

(a)	NKF’s estimate of contingent consideration as of December 31, 2015 was based on the acquired business’ projected future financial performance, including revenues.

Valuation Processes—Level 3 Measurements

Valuations for contingent consideration are conducted by NKF. Each reporting period, NKF updates unobservable inputs. NKF has a formal process to review changes in fair value for satisfactory explanation.

Sensitivity Analysis—Level 3 Measurements

The significant unobservable inputs used in the fair value of NKF’s contingent consideration are the discount rate and forecasted financial information. Significant increases (decreases) in the discount rate would have resulted in a lower (higher) fair value measurement. Significant increases (decreases) in the forecasted financial information would have resulted in a higher (lower) fair value measurement. As of December 31, 2016 and 2015, the present value of expected payments related to NKF’s contingent consideration was $28,323 and $48,613, respectively. The undiscounted value of the payments, assuming that all contingencies are met, would be $31,084 and $54,439 as of December 31, 2016 and 2015, respectively.

(8)	Other Assets

Other current assets consisted of the following:

	December 31,
	2016	2015
Prepaid expenses	$8,816	$8,422
Rent and other deposits	2,509	2,967

	$11,325	$11,389

Other assets consisted of the following:

	December 31,
	2016	2015
Deferred tax assets	$23,074	$24,251
Cost method investments	2,896	2,596
Other	1,729	1,925

	$27,699	$28,772

(9)	Related Party Transactions

Service Agreements

NKF receives administrative services including but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other support provided by Cantor and BGC. Where it is possible to specifically attribute such expenses to activities of NKF, these amounts have been expensed directly to NKF and have been included in the respective line item on the Combined Statement of Operations. Direct costs are primarily comprised of rent and equity and other incentive compensation expenses. Allocations of expenses not directly attributable to NKF are based on a services agreement between BGC and Cantor which reflects the utilization of service provided or benefits received by NKF during the periods presented on a consistent basis, such as headcount, square footage, revenue, etc. For the year ended December 31, 2016 and 2015, allocated expenses were $17,731 and $17,951, respectively. These expenses are included as part of “Fees to related parties” in NKF’s combined statements of operations.

BGC uses a centralized approach to cash management. Accordingly, excess cash and cash equivalents are held by BGC at the corporate level and were not attributed to NKF for any of the periods presented. Transfers of cash, both to and from BGC’s centralized cash management system, are reflected as a related party receivable or payable on the Combined Balance Sheet and as change in related party payable and receivable in operating activities within the accompanying Combined Statement of Cash Flows. Debt obligations of BGC have not been included in the combined financial statements of NKF, because NKF is not a party to the obligation between BGC and the debt holders.

Loans, Forgivable Loans and Other Receivables from Employees and Partners

NKF has entered into various agreements with certain employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individuals receive on some or all of their limited partnership interests or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan. From time to time, NKF may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements.

As of December 31, 2016 and 2015, the aggregate balance of employee loans was $181,914 and $90,781, respectively, and is included as “Loans, forgivable loans and other receivables from employees and partners” in NKF’s combined balance sheets. Compensation expense for the above mentioned employee loans for the year ended December 31, 2016 and 2015 was $24,173 and $48,580, respectively. The compensation expense related to these employee loans is included as part of “compensation and employee benefits” in NKF’s combined statements of operations.

Transactions with Cantor Commercial Real Estate Company, L.P.

NKF also has a referral agreement in place with Cantor Commercial Real Estate (“CCRE”) in which brokers are incentivized to refer business to CCRE through a revenue-share arrangement. In connection with this revenue-share agreement, NKF recognized revenues of $8,864 and $1,930 for the year ended December 31, 2016 and 2015, respectively. This revenue was recorded as part of “commissions” in NKF’s combined statements of operations.

NKF also has a revenue-share agreement with CCRE in which NKF pays CCRE for referrals for leasing or other services. In connection with this agreement, NKF paid $488 and $315 for the year ended December 31, 2016 and 2015. These payments were recorded as a reduction to “commissions” in NKF’s combined statements of operations.

Related Party Receivables and Payables

NKF has receivables and payables to and from certain affiliate entities. As of December 31, 2016, the related party receivables and payables were $108,817 and $197,653, respectively. As of December 31, 2015, the related party receivables and payables were $125,842 and $146,261, respectively.

(10)	Income Taxes

NKF’s combined financial statements include U.S. federal, state and local income taxes on NKF’s allocable share of the U.S. results of operations, as well as taxes payable to jurisdictions outside the U.S. In addition, certain of NKF’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in New York City. Therefore, the tax liability or benefit related to the partnership income or loss except for UBT rests with the partners rather than the partnership entity. Income taxes are accounted for using the asset and liability method, as prescribed in FASB guidance on Accounting for Income Taxes.

The provision for income taxes consisted of the following:

	Twelve Months Ended December 31,
	2016	2015
Current:
U.S. federal	$4,253	$3,648
U.S. state and local	519	852
Foreign	169	13
UBT	113	1

	5,054	4,514
Deferred:
U.S. federal	(488)	(10,571)
U.S. state and local	(562)	(695)
UBT	(91)	(15)

	(1,141)	(11,281)

Provision (benefit) for income tax	$3,913	$(6,767)

NKF had pre-tax income/(loss) of $45,295 and (67,535) for the year ended December 31, 2016 and 2015, respectively.

Differences between NKF’s actual income tax expense and the amount calculated utilizing the U.S. federal statutory rates were as follows:

	Twelve Months Ended December 31,
	2016	2015
Federal income tax expense at 35% statutory rate(1)	$15,853	$(23,637)
(Income)/loss not subject to tax at Newmark	(14,132)	21,068
Income/(loss) subject to tax at Newmark	566	(660)
Incremental impact of foreign taxes compared to the federal rate	(36)	99
Permanent differences	968	985
U.S. state and local taxes, net of U.S. federal benefit	668	(411)
New York City UBT	22	(14)
Enacted rate change	(143)	30
Uncertain tax positions	—	208
Amortization of intangibles	(95)	(4,786)
Valuation allowance	(2)	103
Other	244	248

Provision (benefit) for income tax	$3,913	$(6,767)

Included as a component of “payables to related parties” in NKF’s combined balance sheet as of December 31, 2016 and 2015 are $21,203 and $17,475, respectively, due to affiliates for income taxes paid on behalf of NKF.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. Significant components of NKF’s deferred tax asset and liability consisted of the following:

	Twelve Months Ended December 31,
	2016	2015
Deferred tax asset
Depreciation and amortization	$1,074	$1,301
Basis difference of investments	908	2,600
Deferred compensation	17,628	17,607
Other deferred and accrued expenses	3,334	2,746
Net operating loss and credit carry-forwards	737	639

Total deferred tax asset	23,681	24,893
Valuation allowance	(607)	(642)

Deferred tax asset, net of allowance	23,074	24,251

Deferred tax liability
Software capitalization	769	1,031
Depreciation and amortization	1,163	1,611
Other	864	918

Deferred tax liability(1)	2,796	3,560

Net deferred tax asset	$20,278	$20,691

(1)	Before netting within tax jurisdictions.

NKF has net operating losses in non-U.S. jurisdictions of approximately $3,311, which has an indefinite life. Management assesses the available positive and negative evidence to determine whether existing deferred tax assets will be realized. Accordingly, a valuation allowance of $607 has been recorded against only the portion of the deferred tax asset that is more likely than not to be realized, including a decrease of $35 in 2016 against the net deferred tax asset. NKF’s deferred tax asset and liability are included in NKF’s combined balance sheets as components of “other assets” and “other liabilities”, respectively

Pursuant to FASB guidance on Accounting for Uncertainty in Income Taxes, the Company provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.

A reconciliation of the beginning to the ending amounts of gross unrecognized tax benefits for the year ended December 31, 2016 is as follows (in thousands):

Balance at December 31, 2014	$—
Increase in prior year tax position	208

Balance at December 31, 2015	208
Increase/(decrease) in prior year tax position	—

Balance at December 31, 2016	$208

As of December 31, 2016, NKF’s unrecognized tax benefits, excluding related interest and penalties, were $208, of which $208, if recognized, would affect the effective tax rate. NKF is currently open to examination by

U.S. federal, U.S. state and local, and non-U.S. tax authorities for tax years beginning 2011, 2011 and 2015, respectively. NKF does not believe that the amounts of unrecognized tax benefits will materially change over the next 12 months.

NKF recognizes interest and penalties related to income tax matters in “operating, administrative and other” in the NKF’s combined statements of operations. As of December 31, 2016, NKF accrued $45 for income tax-related interest and penalties

(11)	Accounts Payable, Accrued Expenses and Other Liabilities

The current portion of accounts payable, accrued expenses and other liabilities consisted of the following:

	December 31,
	2016	2015
Accounts payable and accrued expenses	$45,973	$40,240
Payroll taxes payable	2,318	2,408
Contingent consideration	20,458	20,536
Outside broker payable	17,712	14,492

	$86,461	$77,676

Other liabilities consisted of the following:

	December 31,
	2016	2015
Deferred rent	$40,496	$20,663
Payroll taxes payable	27,532	20,474
Contingent consideration	7,865	28,078
Deferred tax liability	2,796	3,560

	$78,689	$72,775

(12)	Compensation

BGC’s Compensation Committee may grant various equity-based awards to employees of NKF, including restricted stock units, limited partnership units and exchange rights for shares of BGC’s Class A common stock upon exchange of limited partnership units.

Limited Partnership Units

A summary of the activity associated with limited partnership units is as follows:

Number of Units
Balance at December 31, 2015	38,000,970
Granted	19,149,118
Redeemed/exchanged units	(3,351,944)
Forfeited units	(390,517)

Balance at December 31, 2016	53,407,627

During the year ended December 31, 2016 and 2015, BGC granted exchangeability on 3,834,273 and 16,432,000 limited partnership units for which NKF incurred compensation expense, before associated income taxes of $45,573 and $130,587, respectively.

As of December 31, 2016 and 2015, the number of limited partnership units exchangeable into shares of BGC’s Class A common stock at the discretion of the unit holder was 8,752,862 and 4,500,000, respectively.

As of December 31, 2016 and 2015, the notional value of the limited partnership units with a post-termination pay-out amount held by executives and non-executive employees, awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses was approximately $147,290 and $21,492, respectively. As of December 31, 2016 and 2015, the aggregate estimated fair value of these limited partnership units was approximately $19,626 and $5,954. The number of outstanding limited partnership units with a post-termination pay-out as of December 31, 2016 and 2015 was approximately 16,486,016 and 2,695,000, respectively, of which approximately 10,908,708 and 1,346,000 were unvested.

Certain of the limited partnership units with a post-termination pay-out have been granted in connection with NKF’s acquisitions. As of December 31, 2016 and 2015, the aggregate estimated fair value of these acquisition related limited partnership units was $12,834 and $7,411, respectively.

Compensation expense related to limited partnership units with a post-termination pay-out amount is recognized over the stated service period. These units generally vest between three and five years from the date of grant. NKF recognized compensation expense, before associated income taxes, related to these limited partnership units that were not redeemed of $13,778 and $11,537 for the year ended December 31, 2016 and 2015, respectively. These are included in “Compensation and employee benefits” in NKF’s combined statements of operations.

Certain limited partnership units generally receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. The allocation of income to limited partnership units was $26,476 and $11,555 for the year ended December 31, 2016 and 2015, respectively.

Restricted Stock Units

A summary of the activity associated with RSUs is as follows:

	Restricted Stock Units	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (Years)
Balance at December 31, 2014	244,248	$4.68	1.79
Granted	148,061	7.93
Delivered units	(95,867)	4.40
Forfeited units	(37,916)	5.57

Balance at December 31, 2015	258,526	6.52	1.56
Granted	196,855	7.87
Delivered units	(141,490)	5.85
Forfeited units	(28,166)	7.64

Balance at December 31, 2016	285,725	$7.56	1.75

The fair value of RSUs awarded to employees and directors is determined on the date of grant based on the market value of BGC’s common stock (adjusted if appropriate based upon the award’s eligibility to receive dividends), and is recognized, net of the effect of estimated forfeitures, ratably over the vesting period. NKF uses historical data, including historical forfeitures and turnover rates, to estimate expected forfeiture rates for both employee and director RSUs. Each RSU is settled in one share of BGC’s Class A common stock upon completion of the vesting period.

During the year ended December 31, 2016 and 2015, BGC granted 196,855 and 148,061, respectively, of RSUs with aggregate estimated grant date fair values of $1,550 and $1,174, respectively, to employees and directors. These RSUs were awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses. RSUs granted to these individuals generally vest over a two- to four-year period.

As of December 31, 2016 and 2015, the aggregate estimated grant date fair value of outstanding RSUs was $2,193 and $1,685, respectively.

Compensation expense related to RSUs, before associated income taxes, was approximately $985 and $608 for the year ended December 31, 2016 and 2015, respectively. As of December 31, 2016, there was approximately $1,859 of total unrecognized compensation expense related to unvested RSUs.

(13)	Commitments and Contingencies

Contractual Obligations and Commitments

The following table summarizes certain of NKF’s contractual obligations at December 31, 2016:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases(1)	$322,099	$32,138	$61,845	$56,882	$171,234

Total contractual obligations	$322,099	$32,138	$61,845	$56,882	$171,234

(1)	Operating leases are related to rental payments under various non-cancelable leases principally for office space, net of sublease payments to be received. The total amount of sublease payments to be received over the life of the agreements was approximately $3,704 and $890 for the years ended December 31, 2016 and 2015, respectively.

Lease Commitments

NKF is obligated for minimum rental payments under various non-cancelable operating leases, principally for office space, expiring at various dates through 2031. Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating or other costs. As of December 31, 2016, minimum lease payments under these arrangements were as follows:

2017	$32,138
2018	31,819
2019	30,026
2020	29,626
2021	27,256
2022 and thereafter	171,234

Total	$322,099

Rent expense for the year ended December 31, 2016 and 2015 was $34,236 and $30,402. Rent expense is reported in “operating, administrative and other” in NKF’s combined statement of operations.

Contingent Payments Related to Acquisitions

During the year ended December 31, 2016, NKF completed acquisitions, whose purchase price included approximately 166,894 shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,545), 285,354 of BGC Holding limited partnership units (with an acquisition date fair value of approximately $2,590) and $5,621 in cash that may be issued contingent on certain targets being met through 2021. NKF completed acquisitions in 2014, 2015 and 2016 for which contingent cash consideration may be issued on certain targets being met through 2021 of $28,323. The contingent equity instruments are issued by BGC on behalf of NKF and are recorded as a payable to related party on the combined balance sheet. The contingent cash liability is recorded at fair value as deferred consideration on the combined balance sheet.

Contingencies

In the ordinary course of business, various legal actions are brought and are pending against NKF and its subsidiaries in the U.S. and internationally. In some of these actions, substantial amounts are claimed. NKF is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding NKF’s businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief. The following generally does not include matters that NKF has pending against other parties which, if successful, would result in awards in favor of NKF or its subsidiaries.

Employment, Competitor-Related and Other Litigation

From time to time, NKF and its subsidiaries are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. NKF is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on NKF’s combined financial statements and disclosures taken as a whole.

Risk and Uncertainties

NKF generates revenues by providing financial intermediary and brokerage activities and commercial real estate services to institutional customers. Revenues for these services are transaction-based. As a result, revenues could vary based on the transaction volume of global financial and real estate markets. Additionally, financing is sensitive to interest rate fluctuations, which could have an impact on NKF’s overall profitability.

(14)	Subsequent Events

On July 26, 2017 NKF acquired a controlling interest in Spring11 Holdings, L.P., a Delaware limited partnership (“S11 LP”), and Spring11 Advisory Services Limited, a private company limited by shares registered in England and Wales (“S11 UK” and, together with S11 LP and the other Spring11 entities, “Spring11”). BGC and CCRE (both Cantor controlled affiliates) agreed to purchase 75% of Spring11. BGC acquired a 50% controlling interest and CCRE acquired an additional 25%. BGC contributed the 50% controlling interest to NKF.

Spring11 provides commercial real estate consulting and advisory services to a variety of commercial real estate clients, including lenders, investment banks, and investors. Spring11’s core competencies include: underwriting, modeling, structuring, due diligence and asset management. Spring11 also offers clients cost-effective and flexible staffing solutions through both on-site and off-site teams. Spring11 has offices in the United States located in New York, Atlanta, Los Angeles and Texas, in London, United Kingdom and in Chennai, India.

On September 8, 2017, BGC acquired from CCRE 100% of the equity of the Berkeley Point Financial business (“BPF”) also referred to as the (“BPF acquisition.). BPF is a leading commercial real estate finance company focused on the origination and sale of multifamily and other commercial real estate loans through government- funded loan programs, as well as the servicing of commercial real estate loans.

Commensurate with the BPF acquisition, BGC has committed to make a $100 million investment into a newly created joint venture entity controlled and managed by Cantor. The purpose of this entity will be to invest in various other Cantor real estate business. BGC will account for the investment under the equity method of accounting and will contribute the investment to NKF upon closing of the BPF acquisition.

NEWMARK KNIGHT FRANK

COMBINED BALANCE SHEETS

(In thousands)

(Unaudited)

	June 30, 2017	December 31, 2016
Assets:
Current assets:
Cash and cash equivalents	$34,264	$33,038
Receivables, net	154,753	140,093
Receivable from related parties	110,571	108,817
Other current assets (see note 8)	7,740	11,325

Total current assets	307,328	293,273
Loans, forgivable loans and other receivables from employees and partners	194,577	181,914
Goodwill	419,560	412,655
Other intangible assets, net	22,248	24,872
Fixed assets, net	58,383	55,078
Other assets (see note 8)	26,501	27,699

Total assets	$1,028,597	$995,491

Current Liabilities:
Current portion of accounts payable, accrued expenses and other liabilities (see note 11)	86,063	86,461
Payable to related parties	203,626	197,653
Accrued compensation	133,136	128,707

Total current liabilities	422,825	412,821
Other liabilities (see note 11)	81,286	78,689

Total liabilities	504,111	491,510

Commitments and contingencies

Invested Equity:
BGC Partners’ net investment in Newmark	523,334	501,974
Noncontrolling interests	1,152	2,007

Total invested equity	524,486	503,981

Total liabilities and equity	$1,028,597	$995,491

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2017	2016
Revenues:
Commissions	$448,837	$375,386
Management and other	102,358	91,652

Total revenues	551,195	467,038
Expenses:
Compensation and employee benefits	402,034	341,879
Allocations of net income and grant of exchangeability to limited partnership units	34,500	23,435

Total compensation and employee benefits	436,534	365,314
Operating, administrative and other	82,694	73,213
Fees to related parties	8,657	9,841
Depreciation and amortization	8,298	6,220

Total operating expenses	536,183	454,588

Other income (losses), net
Other income (loss)	(1,097)	(1,328)

Total other income (losses), net	(1,097)	(1,328)

Income (loss) from operations	13,915	11,122
Interest income, net	1,830	1,510

Income (loss) before income taxes and noncontrolling interests	15,745	12,632
Provision (benefit) for income taxes	1,383	800

Net income (loss)	14,362	11,832
Net income (loss) attributable to noncontrolling interests	308	(564)

Net income (loss) to BGC Partners	$14,054	$12,396

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2017	2016
Net income (loss)	$14,362	$11,832

Comprehensive income (loss)	14,362	11,832

Less: Comprehensive income attributable to noncontrolling interests	308	(564)

Comprehensive income (loss) attributable to BGC Partners	$14,054	$12,396

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

(In thousands)

(Unaudited)

	BGC’s Net Investment in Newmark	Noncontrolling Interests	Total
Balance, December 31, 2015	$445,592	3,841	$449,433
Net income	42,571	(1,189)	41,382
Distributions to noncontrolling interest	—	(311)	(311)
Purchase of noncontrolling interest	334	(334)	—
Contributions	13,447	—	13,447

Balance, December 31, 2016	501,974	2,007	503,981
Net income	14,054	308	14,362
Distributions to noncontrolling interest	—	(71)	(71)
Purchase of noncontrolling interest	1,092	(1,092)	—
Contributions	6,214	—	6,214

Balance, June 30, 2017	$523,334	1,152	$524,486

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$14,362	$11,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,298	6,220
Employee loan amortization	3,049	3,668
Provision for uncollectible accounts	(13)	(855)
Changes in operating assets and liabilities:
Receivables, net	(14,661)	17,395
Loans, forgivable loans and other receivables from employees and partners	(15,712)	(87,854)
Other assets	4,527	1,934
Accrued compensation	4,428	(3,588)
Accounts payable, accrued expenses and other liabilities	11,308	547

Net cash provided by operating activities	15,586	(50,701)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of noncontrolling interests, net of cash acquired from newly acquired entities	(1,092)	(421)
Purchases of fixed assets	(7,999)	(7,592)

Net cash used in investing activities	(9,091)	(8,013)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments to related parties	(189,149)	(262,943)
Borrowings from related parties	194,460	341,501
Distributions to noncontrolling interest	(71)	—
Payments on acquisition earn-outs	(10,509)	(3,179)

Net cash provided by (used in) financing activities	(5,269)	75,379

Net increase (decrease) in cash and cash equivalents	1,226	16,665
Cash and cash equivalents at beginning of period	33,038	10,536

Cash and cash equivalents at end of period	$34,264	$27,201

Supplemental disclosure of noncash investing activities from acquisitions:
Net assets contributed by BGC Partners’ (see Note 3)	$6,214	$4,630

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK

Notes to Combined Financial Statements (Unaudited)

June 30, 2017 and December 31, 2016

(In thousands, except units)

(1)	Organization and Basis of Presentation

Newmark Knight Frank, formerly known as Newmark Grubb Knight Frank (which may be referred to as “Newmark”, or “NKF”) is a leading commercial real estate services firm. Newmark offers commercial real estate tenants, owner-occupiers, investors and developers a wide range of services, including leasing and corporate advisory, investment sales and real estate finance, consulting, valuation, project and development management and property and facility management.

Newmark was formed through BGC Partners Inc.’s (“BGC Partners” or “BGC”) purchase of Newmark & Co. and certain of its affiliates in 2011. BGC Holdings, L.P. (“BGC Holdings”) is a consolidated subsidiary of BGC for which BGC is the general partner. A majority of the voting power of BGC Partners is held by Cantor Fitzgerald, L.P. and its affiliates, which we refer to as “Cantor.”

BGC’s Board of Directors approved proceeding with a plan to spin-off NKF into a separate public entity. The spin-off is expected to be completed approximately six months after the completion of the initial public offering of NKF and subject to final board approval prior to completion.

Basis of Presentation

NKF’s combined financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The NKF combined financial statements were prepared on a stand-alone basis derived from the combined financial statements and accounting records of BGC. For the periods presented, NKF was an unincorporated reportable segment of BGC and BPF. These combined financial statements reflect the historical results of operations, financial position and cash flows of NKF and BPF as it was historically managed and adjusted to conform with U.S. GAAP. These combined financial statements are presented as if NKF and BPF had operated on a stand-alone basis for all periods presented. NKF’s combined financial statements include all of the BGC subsidiaries that comprise the real estate segment, all of which are controlled by BGC as well as BPF, which is controlled by Cantor.

Intercompany balances and transactions within NKF have been eliminated. Transactions between Cantor and BGC with NKF pursuant to service agreements between BGC and Cantor (Note 19), represent valid receivables and liabilities of NKF, which are periodically cash settled, have been included in the combined financial statements as either Receivables to or Payables from Related Parties. Additionally, certain other transactions between BGC and NKF are contributions of BGC’s net investment in NKF including acquisitions (Note 3).

NKF receives administrative services to support its operations, and in return, Cantor and BGC allocate certain of their expenses to NKF. Such expenses represent costs related, but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other services. These costs, together with an allocation of Cantor and BGC overhead costs, are included as expenses in the combined statements of operations. Where it is possible to specifically attribute such expenses to activities of NKF, these amounts have been expensed directly to NKF. Allocation of all other such expenses is based on a services agreement between BGC and Cantor which reflects the utilization of service provided or benefits received by NKF during the periods presented on a consistent basis, such as headcount, square footage, revenue, etc. Management believes the assumptions underlying the stand-alone financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by NKF during the periods presented. However, these shared expenses may not represent the amounts that would have been incurred had NKF operated independently from Cantor and BGC. Actual costs that would have been incurred if NKF had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure. For an additional discussion of expense allocations, see Note 19.

BGC uses a centralized approach to cash management. Accordingly, excess cash and cash equivalents are held by BGC at the corporate level and were not attributed to NKF for any of the periods presented. Transfers of cash, both to and from BGC’s centralized cash management system, are reflected as a related party receivable or payable on the combined balance sheets and as part of the change in payments to and borrowings from related parties in the financing section within the accompanying Combined Statement of Cash Flows. Debt obligations of BGC have not been included in the combined financial statements of NKF, because NKF is not a party to the obligation between BGC and the debt holders.

The income tax provision in the combined statements of operations and comprehensive income has been calculated as if NKF was operating on a stand-alone basis and filed separate tax returns in the jurisdiction in which it operates. NKF’s operations have historically been included in the BGC U.S. federal and state tax returns. BGC’s global tax model has been developed based on its entire portfolio of businesses. Therefore cash tax payments and items of current and deferred taxes may not be reflective of NKF’s actual tax balances prior to or subsequent to NKF operating as a stand-alone company.

The combined financial statements contain all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the combined balance sheets, the combined statements of operations, the combined statements of comprehensive income, the combined statements of cash flows and the combined statements of changes in invested equity of NKF for the periods presented.

Recently Adopted Financial Statements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern, which relates to disclosure of uncertainties about an entity’s ability to continue as a going concern. The ASU provides additional guidance on management’s responsibility to evaluate the condition of an entity and the required disclosures based on this assessment. The amendments in this update are effective for the annual period ending after December 15, 2016, and early application is permitted. The adoption of this FASB guidance did not impact NKF’s combined financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendment eliminates the deferral of certain consolidation standards for entities considered to be investment companies and modifies the consolidation analysis performed on certain types of legal entities. The guidance was effective beginning January 1, 2016 and early adoption was permitted. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest, which relates to simplifying the presentation of debt issuance costs. This ASU requires that debt issuance costs related to a recognized liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for the annual period beginning January 1, 2016 for NKF. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. This ASU requires adjustments to provisional amounts that are identified during the measurement period of a business combination to be recognized in the reporting period in which the adjustment amounts are determined. Acquirers are no longer required to revise comparative information for prior periods as if the accounting for the business combination had been completed as of the acquisition date. The guidance was effective beginning January 1, 2016. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification of related amounts within the statement of cash flows. The new standard was effective for the Company beginning January 1, 2017, and early adoption was permitted. The adoption of this standard did not have a material impact on NKF’s combined financial statements.

New Accounting Pronouncements

The FASB has recently issued five ASUs related to revenue recognition (“new revenue recognition guidance”), all of which will become effective for the company on January 1, 2018. The ASUs issued are: (1) in May 2014, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606);” (2) in March 2016, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net);” (3) in April 2016, ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing;” (4) in May 2016, ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-scope Improvements and Practical Expedients;” and (5) in December 2016, ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue From Contracts with Customers.” ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and will replace most existing revenue recognition guidance under GAAP. This ASU permits the use of either the retrospective or cumulative effect transition method. ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. ASU 2016-10 clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. ASU 2016-12 clarifies guidance in certain narrow areas and adds some practical expedients. ASU 2016-20 also clarifies guidance in certain narrow areas and adds optional exemptions to certain disclosure requirements.

We plan to adopt the new revenue recognition guidance in the first quarter of 2018 and are evaluating the application of a transition method. We continue to evaluate the impact that adoption of these updates will have on our combined financial statements and related disclosures. Based on our initial assessment, the impact of the application of the new revenue recognition guidance will likely result in an acceleration of some revenues that are based, in part, on future contingent events. For example, some brokerage revenues from leasing commissions in various countries where we operate will get recognized earlier. Under current GAAP, a portion of these commissions are deferred until a future contingency is resolved (e.g. tenant move-in or payment of first month’s rent). Under the new revenue guidance, NKF’s performance obligation may be satisfied at lease signing and therefore the portion of the commission that is contingent on a future event will likely be recognized earlier if deemed not subject to significant reversal. We are currently evaluating the impact of principal versus agent guidance in relation to third-party costs which are billed to clients in association with facilities management services and the impact on our unaudited combined financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income unless the investments qualify for the new practicability exception. Entities will also have to record changes in instrument-specific credit risk for financial liabilities measured under the fair value option in other comprehensive income. In addition, entities will be required to present enhanced disclosures of financial assets and financial liabilities. The guidance is effective beginning January 1, 2018, with early adoption of certain provisions of the ASU permitted. Management is currently evaluating the impact of the new guidance on NKF’s combined financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. The guidance is effective beginning January 1, 2019, with early adoption permitted. Management is currently evaluating the impact of the new guidance on NKF’s unaudited combined financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments, which makes changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will become effective for NKF beginning with the first quarter of 2018 and will require adoption on a retrospective basis. Management is currently evaluating the impact of the new guidance on NKF’s unaudited combined financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The new standard will become effective for the Company beginning January 1, 2018 and will require adoption on a retrospective basis. The adoption of this FASB guidance will not have a material impact on NKF’s combined financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new standard will become effective for the Company beginning January 1, 2020 and will be applied on a prospective basis, and early adoption is permitted. The adoption of this FASB guidance is not expected to have a material impact on NKF’s combined financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805) Clarifying the definition of Business, which clarifies the definition of a business with the objective of providing additional guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) or assets or businesses. The new standard will become effective for the company beginning January 1, 2018 and will be applied on a prospective basis. The adoption of this FASB guidance in not expected to have a material impact on NKF’s combined financial statements.

(2)	Summary of Significant Accounting Policies

Use of Estimates:

The preparation of NKF’s combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these combined financial statements. Management believes that the estimates utilized in preparing these combined financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from the estimates included in NKF’s combined financial statements.

Revenue Recognition:

Commissions:

Commission revenues from real estate transactions are recognized once performance obligations under the commission arrangement are satisfied. Terms and conditions of a commission arrangement may include execution of the lease agreement and satisfaction of future contingencies such as tenant occupancy. In most cases, a portion of the commission is earned upon execution of the lease agreement, with the remaining portion contingent on a future event, typically tenant occupancy; revenue recognition for the remaining portion is deferred until all contingencies are satisfied.

Commission revenues from sales brokerage transactions are recognized at the time the service has been provided and the commission becomes legally due, except when future contingencies exist. In most cases, close of escrow or transfer of title is a future contingency, and revenue recognition is deferred until all contingencies are satisfied.

Management services:

Management services revenues include property management, facilities management and project management. Management fees are recognized at the time the related services have been performed, unless future contingencies exist. In addition, in regard to management and facility service contracts, the owner of the property will typically reimburse NKF for certain expenses that are incurred on behalf of the owner, which are comprised primarily of on-site employee salaries and related benefit costs. The amounts which are to be reimbursed per the terms of the services contract are recognized as revenue in the same period as the related expenses are incurred. In certain instances, NKF subcontracts property management services to independent property managers, in which case NKF passes a portion of its property management fee on to the subcontractor, and NKF retains the balance. Accordingly, NKF records these fees gross of the amounts paid to subcontractors and the amounts paid to subcontractors are recognized as expenses in the same period.

Fees to Related Parties:

NKF is allocated fees from Cantor and BGC for back-office services provided by Cantor and its affiliates, including occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services and information technology. Fees are expensed as they are incurred.

Segments:

NKF has a single operating segment. NKF is a real estate services firm offering services to commercial real estate tenants, owner occupiers, investors and developers, leasing and corporate advisory, investment sales and real estate finance, consulting, valuation, project and development management and property and facility management. The chief operating decision maker regardless of geographic location evaluates the operating results of NKF as total real estate and allocates resources accordingly. For the six months ended June 30, 2017 and 2016, NKF recognized revenues as follows:

	Six Months Ended June 30,
	2017	2016
Leasing and other commissions	$272,247	$230,183
Capital markets	176,590	145,203
Management and other	102,358	91,652

Total revenues	$551,195	$467,038

Fair Value:

The FASB issued guidance that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and Cash Equivalents:

NKF considers all highly liquid investments with original maturities of 90 days or less at the date of acquisition to be cash equivalents. Cash and cash equivalents are held with banks as deposits.

Receivables, Net:

NKF has accrued commission’s receivable from real estate brokerage transactions and management fee receivables from contractual management assignments. Receivables are presented net of allowance for doubtful accounts of $11,429 and $11,371 as of June 30, 2017 and December 31, 2016, respectively. The allowance is based on management’s estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Fixed Assets, Net:

Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are depreciated over their estimated useful lives as follows:

Leasehold improvements and other fixed assets	shorter of the remaining term of lease or useful life
Software, including software development costs	3-5 years straight-line
Computer and communications equipment	3-5 years straight line

Investments:

NKF’s combined financial statements include the accounts of NKF and its wholly owned and majority-owned subsidiaries. NKF’s policy is to consolidate all entities of which it owns more than 50% unless it does not have control over the entity.

Long-Lived Assets:

NKF periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of FASB guidance, Accounting for the Impairment or Disposal of Long-Lived Assets, and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Goodwill and Other Intangible Assets, Net:

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in FASB guidance, Intangibles—Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized, but instead are periodically tested for impairment. NKF reviews goodwill and other indefinite-lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. When reviewing goodwill for impairment, NKF first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. NKF performed impairment evaluations for the year ended December 31, 2016 and concluded that there was no impairment of its goodwill or indefinite-lived intangible assets.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Definite-lived intangible assets arising from business combinations include trademark and trade name, contractual and non-contractual customers, non-compete agreements and brokerage backlog.

Income Taxes

NKF accounts for income taxes using the asset and liability method as prescribed in FASB guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of NKF’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in New York City. Therefore, the tax liability or benefit related to the partnership income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partners’ tax liability or benefit is not reflected in NKF’s combined financial statements. The tax-related assets, liabilities, provisions or benefits included in NKF’s combined financial statements also reflect the results of the entities that are taxed as corporations, either in the U.S. or in foreign jurisdictions.

NKF income taxes as presented are calculated on a separate return basis, although NKF’s operations have historically been included in BGC’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. As NKF operations in many jurisdictions are unincorporated commercial units of BGC and its subsidiaries, stand-alone tax returns have not been filed for the operations in these jurisdictions. Accordingly, NKF’s tax results as presented are not necessarily reflective of the results that NKF would have generated on a stand-alone basis.

NKF provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. NKF recognizes interest and penalties related to income tax matters in “operating, administrative and other” in NKF’s combined statements of operations.

A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, the existence of cumulative losses in the most recent fiscal years, estimates of future taxable income and the feasibility of tax planning strategies.

The measurement of current and deferred income tax assets and liabilities is based on provisions of enacted tax laws and involves uncertainties in the application of tax regulations in the U.S. and other tax jurisdictions.

Because our interpretation of complex tax law may impact the measurement of current and deferred income taxes, actual results may differ from these estimates under different assumptions regarding the application of tax law.

Equity-Based and Other Compensation:

NKF accounts for equity-based compensation under the fair value recognition provisions of the FASB guidance. Equity-based compensation expense recognized during the period is based on the value of the portion of equity-based payment awards that is ultimately expected to vest. The grant-date fair value of equity-based awards is amortized to expense ratably over the awards’ vesting periods. As equity-based compensation expense recognized in NKF’s combined statements of operations is based on awards ultimately expected to vest, it has been reviewed for estimated forfeitures. Further, FASB guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Restricted Stock Units:

Restricted stock units (“RSUs”) are provided by BGC to certain employees of NKF and are accounted for by NKF as equity awards, and as per FASB guidance, NKF is required to record an expense for the portion of the RSUs that is ultimately expected to vest. The grant-date fair value of RSUs is amortized to expense ratably over the awards’ vesting periods. The amortization is reported in “Compensation and employee benefits” in NKF’s combined statements of operations.

Limited Partnership Units:

NKF participates in BGC’s Global Compensation plan by which employees receive limited partnership units in BGC Holdings. Employees receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. The quarterly allocations of net income on such limited partnership units are reflected as “Allocations of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

Certain of these limited partnership units entitle the holders to receive post-termination payments equal to the notional amount in four equal yearly installments after the holder’s termination. These limited partnership units are accounted for as post-termination liability awards, which require that NKF record an expense for such awards based on the change in value at each reporting period and include the expense in NKF’s combined statements of operations as part of “Compensation and employee benefits.” The liability for limited partnership units with a post-termination payout amount is included in “Accrued compensation” on NKF’s combined balance sheet.

Certain limited partnership units are granted exchangeability into BGC Class A common stock on a one-for-one basis (subject to adjustment). At the time exchangeability is granted, NKF recognizes an expense based on the fair value of the award on that date, which is included in “Allocations of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

BGC has also awarded Preferred Units to employees of NKF. Each quarter, the net profits of BGC Holdings are allocated to such units at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation (the “Preferred Distribution”), which is deducted before the calculation and distribution of the quarterly partnership distribution for the remaining partnership units. The Preferred Units are not entitled to participate in partnership distributions other than with respect to the Preferred Distribution. Preferred Units may not be made exchangeable into BGC’s Class A common stock and are only entitled to the Preferred Distribution. The quarterly allocations of net income on Preferred Units are reflected in “Allocation of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

Loans, Forgivable Loans and Other Receivables from Employees and Partners:

NKF has entered into various agreements with certain of its employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individual receives on some or all of their limited partnership units or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan. From time to time, NKF may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements. Management reviews the loan balances each reporting period for collectability. If a portion of the loan balances is not expected to be collectable, a reserve against the loan balance is recognized.

Noncontrolling Interest in Subsidiaries:

Noncontrolling interest in subsidiaries represents third party ownership interests in NKF’s consolidated subsidiaries.

(3)	Acquisitions

On January 13, 2017, NGKF acquired a San Francisco based advisory, Regency Capital Partners (“Regency”). Regency specializes in structured debt and equity for large office and multi-family developments.

For the six months ended June 30, 2017, the following tables summarize the components of the purchase consideration transferred, and the preliminary allocation of the assets acquired and liabilities assumed, for all other acquisitions based on the fair values of the acquisition date. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

January 13, 2017
Assets
Goodwill	$6,830
Intangibles assets, net	89
Other assets	(14)

Total Assets	6,905

Current liabilities
Accounts payable and accrued expenses	691

Total Liabilities	691

Net assets acquired	$6,214

The total consideration for acquisitions during the six months ended June 30, 2017, was approximately $6,214 in total fair value, comprised of cash and shares of BGC’s common stock. The total consideration included contingent consideration of approximately 148,435 restricted shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,563). The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $6,830, of which $580 is deductible by NKF for tax purposes.

On February 26, 2016, NKF completed the acquisition of Rudesill-Pera Multifamily, LLC (“Memphis Multifamily”). Memphis Multifamily is a multifamily brokerage firm operating in Memphis and the Mid-South Region.

On June 17, 2016, NKF completed the acquisition of The CRE Group, Inc. (“CRE Group”). CRE Group is a real estate services provider focused on the project management, construction management and Leadership in Energy and Environmental Design (“LEED”) consulting.

On September 13, 2016, NKF acquired several management agreement contracts from John Buck Company, LLC and Buck Management Group, LLC.

On September 30, 2016, NKF completed the acquisition of Continental Realty, Ltd. (“Continental Realty”), a Columbus, Ohio-based company. Continental Realty specializes in commercial realty brokerage and property management throughout Ohio.

On October 18, 2016, the Company announced that it had completed the acquisition of Newmark Grubb Mexico City. Newmark Grubb Mexico City is a tenant advisory firm in the Mexico City area.

On December 14, 2016, the Company completed the acquisition of Walchle Lear Multifamily Advisors (“Walchle Lear”). Walchle Lear is a Jacksonville, Florida based multifamily company specializing in investment sales.

For the year ended December 31, 2016, the following tables summarize the components of the purchase consideration transferred, and the preliminary allocation of the assets acquired and liabilities assumed, for all other acquisitions based on the fair values of the acquisition date. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

As of the Acquisition Date
Assets
Cash and cash equivalents	$851
Receivables, net	922
Goodwill	19,818
Intangibles assets, net	7,265
Other assets	452

Total Assets	29,308

Current liabilities
Accounts payable and accrued expenses	1,981
Deferred consideration	5,723
Accrued compensation	703

Total Liabilities	8,407

Net assets acquired	$20,901

Goodwill includes the in-place workforce, which allows the Company to continue serving its existing client base, begin marketing to potential clients and avoid significant costs reproducing the workforce.

The total consideration for acquisitions during the year ended December 31, 2016, was approximately $27,201 in total fair value, comprised of cash, shares of BGC’s common stock and BGC Holdings limited partnership units. The total consideration included contingent consideration of approximately 166,894 restricted shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,545), 285,354 BGC Holdings limited partnership units (with an acquisition date fair value of approximately $2,590) and $6,018 in cash that may be issued contingent on certain targets being met through 2021. The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $19,818, of which $995 is deductible by NKF for tax purposes.

During the year ended December 31, 2016, an agreement with the sellers of a prior acquisition was entered into, whereby certain consideration was reduced, which resulted in the return to BGC of 1,600,000 partnership units (with an acquisition date fair value of $14,900 ), the reduction of future cash earn-outs of $17,300 and a repayment to NKF of $1,000 in cash. As a result, NKF recognized $18,300 (comprised of $17,300 earn-out reduction and $1,000 cash received) in “other income (loss)” in NKF’s combined statements of operations.

These acquisitions are accounted for using the purchase method of accounting. The results of operations of these acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition, which in aggregate contributed $8,443 to our revenue for the year ended December 31, 2016.

Consideration for all acquisitions was paid or issued by BGC. BGC then subsequently contributed the net assets (inclusive of goodwill and intangible assets) of the acquired companies to NKF. This is reflected as a contribution in the combined statement of changes in invested equity.

The results of operations of NKF’s acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition. NKF has made a preliminary allocation of the consideration to the assets acquired and liabilities assumed, as of the acquisition date, and expects to finalize its analysis with respect to acquisitions within the first year after the completion of the transaction. Therefore, adjustments to preliminary allocations may occur.

(4)	Cost and Equity Method Investments

NKF acquired investments for which it does not have the ability to exert significant influence over operating and financial policies. The Investments are generally accounted for using the cost method of accounting in accordance with FASB guidance, Investments—Other. As of June 30, 2017 and December 31, 2016, the carrying value of the cost method investments were $2,896 and $2,896, respectively and are included in other non-current assets on the combined balance sheet.

(5)	Goodwill and Other Intangible Assets, Net of Accumulated Amortization

The changes in the carrying amount of goodwill for the six months ended June 30, 2017 and the year ended December 31, 2016 were as follows:

Balance at December 31, 2015	$392,837
Acquisitions	17,086
Measurement period adjustments	2,732

Balance at December 31, 2016	412,655
Acquisitions	6,124
Measurement period adjustments	781

Balance at June 30, 2017	$419,560

During the six months ended June 30, 2017, NKF recognized additional goodwill and measurement period adjustments of approximately $6,124 and $781, respectively. See Note 3—“Acquisitions” for more information.

Goodwill is not amortized and is reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with FASB guidance on Goodwill and Other Intangible Assets. NKF completed its annual goodwill impairment testing during the fourth quarter of 2016, which did not result in any goodwill impairment.

Other intangible assets consisted of the following (in thousands, except weighted average life):

	June 30, 2017
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Life (Years)
Trademark and trade names:
Indefinite life	$10,685	$—	$10,685	N/A
Finite life	6,455	(5,285)	1,170	0.1
Non-contractual customers	5,647	(1,187)	4,460	2.9
License agreements	4,981	(798)	4,183	1.6
Contractual customers	1,452	(478)	974	0.3
Brokerage backlog	1,101	(875)	226	—
Non-compete agreements	918	(368)	550	0.2

	$31,239	$(8,991)	$22,248	5.1

	December 31, 2016
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Life (Years)
Trademark and trade names:
Indefinite life	$10,685	$—	$10,685	N/A
Finite life	6,460	(4,228)	2,232	0.2
Non-contractual customers	5,648	(878)	4,770	2.7
License agreements	4,981	(298)	4,683	1.6
Contractual customers	1,452	(354)	1,098	0.3
Brokerage backlog	1,101	(245)	856	0.1
Non-compete agreements	828	(282)	546	0.2
Below market leases	15	(13)	2	—

	$31,170	$(6,298)	$24,872	5.1

Intangible amortization expense for the six months ended June 30, 2017 and 2016 was $2,697 and $2,065, respectively. Intangible amortization is included as a part of “Depreciation and amortization” in NKF’s combined statement of operations.

The estimated future amortization of definite life intangible assets as of June 30, 2017 was as follows:

2017	$1,927
2018	2,319
2019	2,142
2020	1,904
2021	1,432
2022 and thereafter	1,839

Total	$11,563

(6)	Fixed Assets, Net

Fixed assets, net consisted of the following:

	June 30, 2017	December 31, 2016
Leasehold improvements and other fixed assets	$69,790	$63,194
Software, including software development costs	14,346	13,971
Computer and communications equipment	12,219	10,360

	96,355	87,525
Accumulated depreciation and amortization	(37,972)	(32,447)

	$58,383	$55,078

Depreciation expense for the six months ended June 30, 2017 and 2016 was $5,601 and $4,155. Depreciation expense is included as a part of “Depreciation and amortization” in NKF’s combined statements of operations.

For the six months ended June 30, 2017 and 2016, $0 and $199 of software development costs were capitalized, respectively. Amortization of software development costs totaled $209 and $580 for the six months ended June 30, 2017 and 2016, respectively. Amortization of software development costs is included as part of “operating, administrative and other” in NKF’s combined statement of operations.

(7)	Fair Value of Financial Liabilities

FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

As required by FASB guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. NKF values contingent consideration at Level 3 in the hierarchy. The fair value of contingent consideration was $19,579 and $28,323 as of June 30, 2017 and December 31, 2016, respectively.

Changes in Level 3 Contingent consideration measured at fair value on a recurring basis are as follows:

	As of June 30, 2017
	Opening Balance	Total realized (gains) losses included in Net income(1)	Issuances	Settlements	Closing Balance	Unrealized (gains) losses Outstanding as of June 30, 2017
Liabilities
Accounts payable, accrued expenses and other liabilities:
Contingent consideration	$28,323	$1,765	$—	$(10,509)	$19,579	$1,481

(1)	Realized losses are reported in “other income (losses)” in NKF’s combined statement of operations.

Quantitative Information About Level 3 Fair Value Measurements

The following tables present quantitative information about the significant unobservable inputs utilized by NKF in the fair value measurement of Level 3 liabilities measured at fair value on a recurring basis.

	Fair Value as of June 30, 2017	Valuation Technique	Unobservable Inputs	Weighted Average
Liabilities
Accounts payable, accrued expenses and other liabilities:
Contingent consideration	$19,579	Present value of expected payments	Discounted rate Forecasted financial information	6.38	%(a)

	Fair Value as of December 31, 2016	Valuation Technique	Unobservable Inputs	Weighted Average
Liabilities
Accounts payable, accrued expenses and other liabilities:
Contingent consideration	$28,323	Present value of expected payments	Discounted rate Forecasted financial information	5.26	%(a)

(a)	NKF’s estimate of contingent consideration as of December 31, 2016 was based on the acquired business’ projected future financial performance, including revenues.

Valuation Processes—Level 3 Measurements

Valuations for contingent consideration are conducted by NKF. Each reporting period, NKF updates unobservable inputs. NKF has a formal process to review changes in fair value for satisfactory explanation.

Sensitivity Analysis—Level 3 Measurements

The significant unobservable inputs used in the fair value of NKF’s contingent consideration are the discount rate and forecasted financial information. Significant increases (decreases) in the discount rate would have resulted in a lower (higher) fair value measurement. Significant increases (decreases) in the forecasted financial information would have resulted in a higher (lower) fair value measurement. As of June 30, 2017 and December 31, 2016, the present value of expected payments related to NKF’s contingent consideration was $19,579 and $28,323, respectively. The undiscounted value of the payments, assuming that all contingencies are met, would be $22,792 and $31,084 as of June 30, 2017 and December 31, 2016, respectively.

(8)	Other Assets

Other current assets consisted of the following:

	June 30, 2017	December 31, 2016
Prepaid expenses	$6,389	$8,816
Rent and other deposits	1,351	2,509

	$7,740	$11,325

Non-current assets consisted of the following:

	June 30, 2017	December 31, 2016
Deferred tax assets	$21,808	$23,074
Cost method investments	2,896	2,896
Other	1,797	1,729

	$26,501	$27,699

(9)	Related Party Transactions

Service Agreements

NKF receives administrative services including but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other support provided by Cantor and BGC. Where it is possible to specifically attribute such expenses to activities of NKF, these amounts have been expensed directly to NKF and have been included in the respective line item on the Combined Statement of Operations. Direct costs are primarily comprised of rent and equity and other incentive compensation expenses. Allocations of expenses not directly attributable to NKF are based on a services agreement between BGC and Cantor which reflects the utilization of service provided or benefits received by NKF during the periods presented on a consistent basis, such as headcount, square footage, revenue, etc. For the six months ended June 30, 2017 and 2016, allocated expenses were $8,657 and $9,841, respectively. These expenses are included as part of “Fees to related parties” in NKF’s combined statements of operations.

BGC uses a centralized approach to cash management. Accordingly, excess cash and cash equivalents are held by BGC at the corporate level and were not attributed to NKF for any of the periods presented. Transfers of cash, both to and from BGC’s centralized cash management system, are reflected as a related party receivable or payable on the combined balance sheets and as change in related party payable and receivable in operating activities within the accompanying combined statement of Cash flows. Debt obligations of BGC have not been included in the combined financial statements of NKF, because NKF is not a party to the obligation between BGC and the debt holders.

Loans, Forgivable Loans and Other Receivables from Employees and Partners

NKF has entered into various agreements with certain employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individuals receive on some or all of their limited partnership interests or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan. From time to time, NKF may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements.

As of June 30, 2017 and December 31, 2016, the aggregate balance of employee loans was $194,577 and $181,914, respectively, and is included as “Loans, forgivable loans and other receivables from employees and partners” in NKF’s combined balance sheets. Compensation expense for the above mentioned employee loans for the six months ended June 30, 2017 and 2016 was $3,049 and $2,967, respectively. The compensation expense related to these employee loans is included as part of “compensation and employee benefits” in NKF’s combined statements of operations.

Transactions with Cantor Commercial Real Estate Company, L.P.

NKF also has a referral agreement in place with Cantor Commercial Real Estate (“CCRE”) in which brokers are incentivized to refer business to CCRE through a revenue-share arrangement. In connection with this revenue-share agreement, NKF recognized revenues of $4,300 and $1,800 for the six months ended June 2017 and 2016. This revenue was recorded as part of “commissions” in NKF’s unaudited combined statements of operations.

Related Party Receivables and Payables

NKF has receivables and payables to and from certain affiliate entities. As of June 30, 2017, the related party receivables and payables were $110,571 and $203,626, respectively. As of December 31, 2016, the related party receivables and payables were $108,817 and $197,653, respectively.

(10)	Income Taxes

NKF’s unaudited combined financial statements include U.S. federal, state and local income taxes on NKF’s allocable share of the U.S. results of operations, as well as taxes payable to jurisdictions outside the U.S. In addition, certain of NKF’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in New York City. Therefore, the tax liability or benefit related to the partnership income or loss, except for UBT, rests with the partners, rather than the partnership entity. Income taxes are accounted for using the asset and liability method, as prescribed in FASB guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized.

In general, it is the intention of NKF to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of June 30, 2017, NKF did not have any cumulative undistributed foreign earnings.

Pursuant to FASB guidance on Accounting for Uncertainty in Income Taxes, NKF provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. As of June 30, 2017, NKF had $208 of unrecognized tax benefits, all of which would affect NKF’s effective tax rate if recognized. NKF recognizes interest and penalties related to income tax matters in “operating, administrative and other” in NKF’s unaudited condensed combined statements of operations. As of June 30, 2017, NKF had approximately $45 of accrued interest related to uncertain tax positions.

(11)	Accounts Payable, Accrued Expenses and Other Liabilities

The current portion of accounts payable, accrued expenses and other liabilities consisted of the following:

	June 30, 2017	December 31, 2016
Accounts payable and accrued expenses	$53,881	$45,973
Contingent consideration	12,666	20,458
Outside broker payable	17,646	17,712
Payroll taxes payable	1,870	2,318

	$86,063	$86,461

The long term portion of accounts payable, accrued expenses and other liabilities consisted of the following:

	June 30, 2017	December 31, 2016
Deferred rent	$42,024	$40,496
Deferred tax liability	3,396	2,796
Payroll taxes payable	28,954	27,532
Contingent consideration	6,912	7,865

	$81,286	$78,689

(12)	Compensation

BGC’s Compensation Committee may grant various equity-based awards to employees of NKF, including restricted stock units, limited partnership units and exchange rights for shares of BGC’s Class A common stock upon exchange of limited partnership units.

Limited Partnership Units

A summary of the activity associated with limited partnership units is as follows:

Number of Units
Balance at December 31, 2016	53,407,627
Granted	7,275,618
Redeemed/exchanged units	(1,063,782)
Forfeited units	(275,855)

Balance at June 30, 2017	59,343,608

As of June 30, 2017, BGC granted exchangeability on 2,197,645 limited partnership units for which NKF incurred compensation expense, before associated income taxes of $23,682. For the six months ended June 30, 2016 compensation expense was $16,153.

As of June 30, 2017 and December 31, 2016, the number of limited partnership units exchangeable into shares of BGC’s Class A common stock at the discretion of the unit holder was 10,819,073 and 8,752,862, respectively.

As of June 30, 2017 and December 31, 2016, the notional value of the limited partnership units with a post-termination pay-out amount held by executives and non-executive employees, awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses was approximately $183,606 and $147,290, respectively. As of June 30, 2017 and December 31, 2016, the aggregate estimated fair value of these limited partnership units was approximately $29,650 and $19,626. The number of outstanding limited partnership units with a post-termination pay-out as of June 30, 2017 and December 31, 2016 was approximately 19,832,115 and 16,486,016, respectively, of which approximately 13,405,121 and 10,908,708 were unvested.

Certain of the limited partnership units with a post-termination pay-out have been granted in connection with NKF’s acquisitions. As of June 30, 2017 and December 31, 2016, the aggregate estimated fair value of these acquisition related limited partnership units was $13,524 and $12,834, respectively.

Compensation expense related to limited partnership units with a post-termination pay-out amount is recognized over the stated service period. These units generally vest between three and five years from the date of grant. NKF recognized compensation expense, before associated income taxes, related to these limited partnership units that were not redeemed of $10,109 and $5,420 for the six months ended June 30, 2017 and 2016, respectively. These are included in “compensation and employee benefits” in NKF’s combined statements of operations.

Certain limited partnership units generally receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. The allocation of income to limited partnership units was $10,817 and $7,282 for the six months ended June 30, 2017 and 2016, respectively.

Restricted Stock Units

A summary of the activity associated with RSUs is as follows:

	Restricted Stock Units	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (Years)
Balance at December 31, 2016	285,725	$7.56	1.75
Granted	218,705	10.00
Delivered units	(117,708)	7.48
Forfeited units	(30,032)	8.24

Balance at June 30, 2017	356,690	$9.03	2.23

The fair value of RSUs awarded to employees and directors is determined on the date of grant based on the market value of BGC’s common stock (adjusted if appropriate based upon the award’s eligibility to receive dividends), and is recognized, net of the effect of estimated forfeitures, ratably over the vesting period. NKF uses historical data, including historical forfeitures and turnover rates, to estimate expected forfeiture rates for both employee and director RSUs. Each RSU is settled in one share of BGC’s Class A common stock upon completion of the vesting period.

During the six months ended June 30, 2017, BGC granted 218,705 of RSUs with aggregate estimated grant date fair values of $2,188 to employees and directors. These RSUs were awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses. RSUs granted to these individuals generally vest over a two- to four-year period.

As of June 30, 2017 and December 31, 2016, the aggregate estimated grant date fair value of outstanding RSUs was $3,220 and $2,193, respectively.

Compensation expense related to RSUs, before associated income taxes, was approximately $596 and $437 for the six months ended June 30, 2017 and 2016, respectively. As of June 30, 2017 and December 31, 2016, there was approximately $3,109 and $1,859 of total unrecognized compensation expense related to unvested RSUs.

(13)	Commitments and Contingencies

Lease Commitments

NKF is obligated for minimum rental payments under various non-cancelable operating leases, principally for office space, expiring at various dates through 2031. Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating or other costs.

Rent expense for the six months ended June 30, 2017 and 2016 was $17,440 and $15,966. Rent expense is reported in “operating, administrative and other” in NKF’s combined statement of operations.

Contingent Payments Related to Acquisitions

During the six months ended June 30, 2017, NKF completed acquisitions, whose purchase price included ring approximately 148,435 shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,563). NKF completed acquisitions in 2016, whose purchase price included approximately 166,894 shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,545), 285,354 of BGC Holding limited partnership units (with an acquisition date fair value of approximately $2,590) and $5,621 in cash that may be issued contingent on certain targets being met through 2021.

Contingencies

In the ordinary course of business, various legal actions are brought and are pending against NKF and its subsidiaries in the U.S. and internationally. In some of these actions, substantial amounts are claimed. NKF is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding NKF’s businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief. The following generally does not include matters that NKF has pending against other parties which, if successful, would result in awards in favor of NKF or its subsidiaries.

Employment, Competitor-Related and Other Litigation

From time to time, NKF and its subsidiaries are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. NKF is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on NKF’s combined financial statements and disclosures taken as a whole.

Risk and Uncertainties

NKF generates revenues by providing financial intermediary and brokerage activities and commercial real estate services to institutional customers. Revenues for these services are transaction-based. As a result, revenues could vary based on the transaction volume of global financial and real estate markets. Additionally, financing is sensitive to interest rate fluctuations, which could have an impact on NKF’s overall profitability.

(14)	Subsequent Events

On July 26, 2017, NKF acquired a controlling interest in Spring11 Holdings, L.P., a Delaware limited partnership (“S11 LP”), and Spring11 Advisory Services Limited, a private company limited by shares registered in England and Wales (“S11 UK” and, together with S11 LP and the other Spring11 entities, “Spring11”). BGC and CCRE (both Cantor controlled affiliates) agreed to purchase 75% of Spring11. BGC acquired a 50% controlling interest and CCRE acquired an additional 25%. BGC         contributed the 50% controlling interest to NKF.

Spring11 provides commercial real estate consulting and advisory services to a variety of commercial real estate clients, including lenders, investment banks, and investors. Spring11’s core competencies include:

underwriting, modeling, structuring, due diligence and asset management. Spring11 also offers clients cost-effective and flexible staffing solutions through both on-site and off-site teams. Spring11 has offices in the United States located in New York, Atlanta, Los Angeles and Texas, in London, United Kingdom and in Chennai, India.

On September 8, 2017, BGC acquired from CCRE 100% of the equity of Berkeley Point Financial business (“BPF”) also referred to as the (“BPF acquisition”). BPF is a leading commercial real estate finance company focused on the origination and sale of multifamily and other commercial real estate loans through government-funded loan programs, as well as the servicing of commercial real estate loans.

Commensurate with the BPF acquisition, BGC has committed to make a $100 million investment into a newly created joint venture entity controlled and managed by Cantor. The purpose of this entity will be to invest in various other Cantor real estate business. BGC will account for the investment under the equity method of accounting and will contribute to NKF upon closing of the BPF acquisition.

The following pages provide historical financial statements of Berkeley Point Financial LLC and subsidiaries.

Independent Auditors’ Report

Member

Berkeley Point Financial LLC:

We have audited the accompanying consolidated balance sheets of Berkeley Point Financial LLC and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in member’s capital, and cash flows for the years then ended, and the related notes to the financial statements. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position Berkeley Point Financial LLC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

August 23, 2017

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	December 31, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$33,589	$100,894
Restricted cash and cash equivalents	50,927	48,742
Loans held for sale, at fair value	1,071,836	359,109
Derivative assets	19,924	9,531
Other current assets	13,171	10,181

Total current assets	1,189,447	528,457
Mortgage servicing rights, net	339,816	263,913
Credit enhancement receivable	156	257
Goodwill	191	191
Other intangible assets, net	5,465	5,481
Other assets	4,124	2,576

Total assets	$1,539,199	$800,875

Liabilities and Member’s Capital
Current liabilities:
Accounts payable and accrued expenses	$32,305	$23,336
Due to affiliates	691,509	1,225
Borrower deposits	6,102	3,745
Derivative liabilities	9,670	3,231
Warehouse notes payable	257,969	359,634

Total current liabilities	997,555	391,171
Financial guarantee liability	413	288
Credit enhancement deposit	25,000	25,000
Contingent liability	10,390	10,018
Other liabilities	26,039	19,797

Total liabilities	1,059,397	446,274

Member’s capital	479,802	354,601

Total liabilities and member’s capital	$1,539,199	$800,875

See accompanying notes to consolidated financial statements.

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands)

	Years ended December 31
	2016	2015
Revenues
Gains from mortgage banking activities, net	$183,801	$113,357
Servicing fees	87,671	74,356
Warehouse interest income	21,176	13,772
Other interest income	429	327

Total revenues	293,077	201,812

Expenses
Personnel expenses	77,827	62,622
Amortization and depreciation	58,848	55,130
Interest expense—warehouse	13,728	9,670
Interest expense—corporate	366	460
Provision for risk-sharing obligations	231	(81)
Other operating expenses	16,796	16,730

Total expenses	167,796	144,531
Income before income taxes	125,281	57,281
Income tax expense	80	123

Net income	$125,201	$57,158

See accompanying notes to consolidated financial statements.

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Capital

(In thousands)

Balance at December 31, 2014	$297,443

Net income	57,158

Balance at December 31, 2015	$354,601

Net income	125,201

Balance at December 31, 2016	$479,802

See accompanying notes to consolidated financial statements.

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Years ended December 31
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$125,201	$57,158
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain on originated mortgage servicing rights	(126,547)	(71,873)
Amortization and depreciation	58,848	55,130
Amortization of deferred financing costs	1,237	1,153
Unrealized losses (gains) on loans held for sale	1,537	2,458
Loan originations—loans held for sale	(7,691,573)	(5,210,160)
Loan sales—loans held for sale	6,977,308	5,633,773
(Increase) decrease in operating assets:
Restricted cash & cash equivalents	(2,185)	(335)
Other assets	(4,272)	(1,018)
Derivative assets	(10,393)	2,564
Credit enhancement receivable	101	2,197
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	15,391	5,219
Due to affiliates	284	(728)
Borrower deposits	2,357	(3,228)
Derivative liabilities	6,439	(1,470)
Financial guarantee liability	125	(2,429)
Contingent liability	372	515

Net cash provided by (used in) operating activities	(645,770)	468,926

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(865)	(454)
Advances to CCRE	(175,000)	(265,000)
Repayments from CCRE	175,000	265,000
Purchase of mortgage servicing rights	(7,676)	(9,259)

Net cash (used in) investing activities	(8,541)	(9,713)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from warehouse notes payable	7,691,573	5,210,160
Principal payments on warehouse notes payable	(7,793,238)	(5,628,709)
Advances from CCRE	1,506,000	440,000
Repayments to CCRE	(816,000)	(440,000)
Payment of deferred financing costs	(1,329)	(831)

Net cash provided by (used in) financing activities	587,006	(419,380)

Increase (decrease) in cash and cash equivalents	(67,305)	39,833
Cash and cash equivalents at beginning of period	100,894	61,061

Cash and cash equivalents at end of period	$33,589	$100,894

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$11,693	$8,838
Taxes	$79	$131

See accompanying notes to consolidated financial statements.

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Organization and Nature of Business

Berkeley Point Financial LLC (with its subsidiaries, the Company or BPF) is a Delaware limited liability company and wholly owns Berkeley Point Capital Holdings LLC (BPCH), also a Delaware limited liability company. BPCH wholly owns two subsidiaries, Berkeley Point Capital LLC (BPC) and Berkeley Point Interim Lending LLC (BPIL), both Delaware limited liability companies. BPC is the sole owner of one subsidiary, Berkeley Point Intermediary Inc. (BPII), a Delaware Corporation.

On April 10, 2014, BPF became a wholly owned subsidiary of Cantor Commercial Real Estate Company, L.P. (CCRE) when 100% of the membership interests in BPF were sold to CCRE in return for cash and limited partnership units in CCRE. The fair value of the consideration paid was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the sale date (see Note 3).

Nature of Business

BPF, through its subsidiary BPC, is principally engaged in the origination, funding, sale and servicing of multi-family and commercial mortgage loans. After sale, BPF generally retains the rights to service the loans and may share in the risk of loss (see Note 11). Loans are sourced from a nationwide network of originators and correspondents. In the normal course of business, BPF accepts loan applications and application fees, manages the due diligence process, issues loan commitments, accepts commitment deposits, and closes loans. Loans are underwritten and processed according to guidelines set by BPF and various government sponsored entities. Initial funding for the loans is provided by warehouse line relationships.

BPF, through its subsidiary BPC, is approved to participate in a number of loan origination, sale and servicing programs operated by government sponsored enterprises (GSEs). The GSEs include the Federal Housing Authority (FHA), Government National Mortgage Association (GNMA), Federal Home Loan Mortgage Corporation (Freddie Mac) and Fannie Mae.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The consolidated financial statements include the accounts of BPF, BPCH, BPIL, BPC and BPII (collectively, the Company). All material intercompany balances and transactions have been eliminated in consolidation.

(b)	Recently Issued and Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. The ASU will replace certain existing revenue recognition guidance. The guidance, as stated in ASU No. 2014-09, was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers—Deferral of Effective Date, which defers the effective date by one year, with early adoption on the original effective date permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. The guidance is effective beginning January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 represents a significant change to the incurred loss model currently used to account for credit losses. The ASU requires an entity to estimate the credit losses expected over the life of the credit exposure upon initial recognition of that exposure. The expected credit losses consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments. Exposures with similar risk characteristics are required to be grouped together when estimating expected credit losses. The initial estimate and subsequent changes to the estimated credit losses are required to be reported in current earnings in the income statement and through an allowance in the balance sheet. ASU 2016-13 is applicable to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. The ASU will modify the way the Company estimates its financial guarantee liability. The effective date for the ASU for the Company is January 1, 2020, with early adoption permitted on January 1, 2019. The Company is in the process of determining the significance of the impact the ASU will have on its consolidated financial statements and the timing of when it will adopt the standard.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 changes how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will become effective for the Company beginning January 1, 2018 and will require adoption on a retrospective basis. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The new standard will become effective for the Company beginning January 1, 2019 and will require adoption on a retrospective basis. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new standard will become effective for the Company beginning January 1, 2021 and will be applied on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

(c)	Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these consolidated financial statements. Management believes that the estimates used in preparing these consolidated financial statements are reasonable. Estimates, by their nature, are based on judgement and available information. As such, actual results could differ materially from the estimates included in these consolidated financial statements.

(d)	Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand and due from banks. The Company also considers all highly liquid investments with maturities of three months or less to be cash equivalents.

(e)	Restricted Cash and Cash Equivalents

Restricted cash represents cash and cash equivalents set aside for amounts pledged for the benefit of Fannie Mae and Freddie Mac to secure BPF’s financial guarantee liability.

(f)	Loans Held for Sale (LHFS)

BPF maintains commercial mortgage loans for the purpose of sale to GSEs. Prior to funding, BPF enters into an agreement to sell the loans to third party investors at a fixed price. BPF has elected the fair value option to carry LHFS at fair market value. During the period prior to sale, interest income is calculated and recognized in accordance with the terms of the individual loan.

(g)	Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Fair value measurements do not include transaction costs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(h)	Derivative Financial Instruments

BPF has loan commitments to extend credit to third parties. The commitments to extend credit are for mortgage loans at a specific rate (rate lock commitments). These commitments generally have fixed expiration dates or other termination clauses and may require a fee. BPF is committed to extend credit to the counterparty as long as there is no violation of any condition established in the commitment contracts.

BPF simultaneously enters into an agreement to deliver such mortgages to third party investors at a fixed price (forward sale contracts).

Both the commitment to extend credit and the forward sale commitment qualify as derivative financial instruments. BPF recognizes all derivatives on the consolidated balance sheet as assets or liabilities measured at fair value. The change in the derivatives fair value is recognized in current period earnings.

(i)	Financial Guarantee Liability

BPF recognizes a liability in connection with the guarantee provided to Fannie Mae under the Delegated Underwriting and Servicing Program (DUS) and Freddie Mac under the Targeted Affordable Housing Program (TAH). The financial guarantee liability requires BPF to make payments to the guaranteed party based on borrowers’ failure to meet its obligations. The liability is adjusted through provisions charged or reversed through operations.

(j)	Credit Enhancement Receivable

DB Cayman (as defined in Note 7) provides significant credit protection for BPF (see Note 7). Probable payments to be received from DB Cayman are recorded on the consolidated balance sheet as Credit enhancement receivable.

(k)	Contingent Liability

BPF is obligated to make a payment to DB Cayman on March 9, 2021 (see Note 7) for an amount based on actual financial guarantee payments compared to predetermined thresholds. BPF records this liability at the net present value of the expected payment using a discount rate equivalent to an estimate of the rate the Company would pay for unsecured debt.

(l)	Mortgage Servicing Rights (MSR)

BPF initially recognizes and measures the rights to service mortgage loans at fair value and subsequently measures them using the amortization method. BPF recognizes rights to service mortgage loans as separate assets at the time the underlying originated mortgage loan is sold and the value of those rights is included in the determination of the gain on loans held for sale.

Purchased MSRs, including MSRs purchased from CCRE, are initially recorded at fair value.

BPF receives a 3 basis point servicing fee and/or a 0.5 basis point surveillance fee on certain Freddie Mac loans after the loan is securitized in a Freddie Mac pool (Freddie Mac Strip). The Freddie Mac Strip is also recognized at fair value and subsequently measured using the amortization method, but is recognized as a MSR at the securitization date.

MSRs are assessed for impairment, at least on an annual basis, based upon the fair value of those rights as compared to the amortized cost. Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. In using this valuation method, BPF incorporates assumptions that management believes market participants would use in estimating future net servicing income. It is reasonably possible such estimates may change. BPF amortizes the mortgage servicing rights in proportion to, and over the period of, the projected net servicing income. For purposes of impairment evaluation and measurement, BPF stratifies MSRs based on predominant risk characteristics of the underlying loans, primarily by investor type (Fannie Mae/Freddie Mac, FHA/GNMA, CMBS, and other). To the extent that the carrying value exceeds fair value of a specific MSR strata a valuation allowance is established, which is adjusted in the future as the fair value of MSRs increases or decreases. Reversals of valuation allowances cannot exceed the amortized cost.

(m)	Fixed Assets

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis and is charged to depreciation expense over the life of the lease for leasehold improvements or estimated useful lives of the furniture and equipment (3 to 7 years). Maintenance and repairs are expensed as incurred. Fixed assets are included in other assets in the accompanying consolidated balance sheet.

(n)	Goodwill

The Company recorded goodwill on April 10, 2014 with the purchase of the membership units of BPF by CCRE (see Note 3). Goodwill is tested at least annually for impairment, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill may be impaired. There was no impairment during the years ended December 31, 2016 and 2015.

(o)	Other Intangible Assets

The Company’s other intangible assets at December 31, 2016 are comprised of the value of the BPF’s licenses to originate and service loans for the GSEs, office leases and the trade name of “Berkeley Point Capital”. These assets are tested at least annually for impairment and there was no impairment during the years ended December 31, 2016 and 2015.

(p)	Comprehensive Income

For the periods presented, comprehensive income equaled net income, therefore a separate statement of comprehensive income is not included in the accompanying consolidated financial statements.

(q)	Revenue recognition

Revenue is recognized when it is realized or realizable and earned. This concept is applied to key revenue generating activities of the Company as noted below.

Gains from mortgage banking activities, net

Gains from mortgage banking activities, net are recognized when a derivative asset is recorded upon the commitment to originate a loan with a borrower and sell the loan to an investor. The derivative is recorded at fair value and includes loan origination fees, sales premiums and the estimated fair value of the expected net servicing cash flows. Gains from mortgage banking activities, net are recognized net of related fees and commissions to affiliates or third party brokers. For loans the Company brokers, gains from mortgage banking activities are recognized when the loan is closed.

Servicing fees

Servicing fees are earned for servicing mortgage loans and are recognized on an accrual basis over the lives of the related mortgage loans. Also included in servicing fees are the fees earned on borrower prepayments, interest and placement fees on borrowers’ escrow accounts and other ancillary fees.

(r)	Income Taxes

The tax status of the Company is a pass-through entity under the provisions of the Internal Revenue Code and various states in which the Company is qualified to do business. As a pass-through entity, the Company is subject to inconsequential federal, state and local income taxes as owners separately account for their pro-rata share of the majority of the Company’s items of income, deductions, losses and credits on their individual returns. No provision was made in the accompanying consolidated financial statements for federal, state and local income tax liabilities that are the responsibilities of the individual partners. The Company files income tax returns in the applicable U.S. federal, state and local jurisdictions and generally is subject to examination by the respective jurisdictions for three years from the filing of a tax return.

BPII is a corporation, and as such, is liable for income taxes.

(s)	Reclassification

Certain prior period balances have been reclassified to be consistent with the current year presentation. The effect of the reclassification on the previously reported consolidated financial statements was not material.

(3)	Goodwill and Other Intangible Assets

On April 10, 2014 (Closing Date), CCRE acquired 100% of the membership units of BPF, at which time BPF became a wholly-owned subsidiary of CCRE. In accordance with the Company’s accounting policy, the purchase price paid by CCRE has been pushed down to the financial statements of BPF. Under push down accounting, historical assets and liabilities of BPF have been recast to the acquisition date fair value, in accordance with U.S. GAAP.

BPF recorded the assets and liabilities that were included in the acquisition at fair value. The fair value of the consideration paid was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the Closing Date, with the remaining unallocated amount recognized as goodwill.

Remaining intangible assets acquired include the GSE licenses, the value of the “Berkeley Point Capital” trade name and below market office leases. The below market office leases are amortized over the remaining period of the underlying leases.

The following summarizes the Company’s other intangible assets and goodwill (in thousands):

	December 31, 2016
	Value at Acquisition	Accumulated Amortization	Net Carrying Value	Balance sheet location
Amortizing intangible assets:
Office leases(1)	$140	$(114)	$26	Other assets

Non-amortizing intangible assets:
Goodwill	191	—	191	Goodwill
GSE licenses	5,390	—	5,390	Other assets
Trade name	50	—	50	Other assets

Total	$5,771	$(114)	$5,657

	December 31, 2015
	Value at Acquisition	Accumulated Amortization	Net Carrying Value	Balance sheet location
Amortizing intangible assets:
Office leases(1)	140	(99)	$41	Other assets

Non-amortizing intangible assets:
Goodwill	191	—	191	Goodwill
GSE licenses	5,390	—	5,390	Other assets
Trade name	50	—	50	Other assets

Total	$5,771	$(99)	$5,672

(1)	Amortization expense is included in other operating expenses in the accompanying consolidated statement of income.

Future amortization expense for the amortizing intangible assets is as follows (in thousands) as of December 31, 2016:

Office Leases
2017	$17
2018	9

Total	$26

(4)	Capital and Liquidity Requirements

BPF is subject to various capital requirements in connection with seller/servicer agreements that BPF has entered into with the various GSEs. Failure to maintain minimum capital requirements could result in BPF’s inability to originate and service loans for the respective GSEs and could have a direct material effect on the Company’s consolidated financial statements. Management believes that as of December 31, 2016 and 2015 that BPF has met all capital requirements. As of December 31, 2016, the most restrictive capital requirement was Fannie Mae’s net worth requirement. The Company exceeded the minimum requirement by $378.6 million.

Certain of BPF’s agreements with Fannie Mae allow BPF to originate and service loans under Fannie Mae’s DUS Program. These agreements require BPF to maintain sufficient collateral to meet Fannie Mae’s restricted and operational liquidity requirements based on a pre-established formula. Certain of BPF’s agreements with Freddie Mac allow BPF to service loans under Freddie Mac’s Targeted Affordable Housing Program (TAH). These agreements require BPF to pledge sufficient collateral to meet Freddie Mac’s liquidity requirement of 8% of the outstanding principal of TAH loans serviced by BPF. Management believes that as of December 31, 2016 and 2015 that BPF has met all liquidity requirements.

In addition, as a servicer for Fannie Mae, GNMA and FHA, BPF is required to advance to investors any uncollected principal and interest due from borrowers. At December 31, 2016 and 2015, outstanding borrower advances were approximately $106 thousand and $19 thousand, respectively, and are included in Other assets in the accompanying consolidated balance sheet.

(5)	Loans Held for Sale (LHFS)

ASC 825, Financial Instruments, provides entities with an option to measure financial instruments at fair value. BPF initially and subsequently measures all loans held for sale at fair value on the accompanying consolidated balance sheet. This fair value measurement falls within the definition of a Level 2 measurement (significant other observable inputs) within the fair value hierarchy. Loans held for sale represent originated loans that are typically sold within 45 days from the date that the mortgage loan is funded. Electing to use fair value allows a better offset of the change in fair value of the loan and the change in fair value of the derivative instruments used as economic hedges. During the period prior to its sale, interest income on a loan held for sale is calculated in accordance with the terms of the individual loan. Loans held for sale had a cost basis and fair value as follows (in thousands):

	Cost Basis	Fair Value
December 31, 2016	$1,074,429	$1,071,836
December 31, 2015	360,164	359,109

As of December 31, 2016 and 2015 there were no loans held for sale that were 90 days or more past due or in nonaccrual status.

(6)	Derivatives

BPF accounts for its derivatives at fair value, and recognized all derivatives as either assets or liabilities in its consolidated balance sheet. In its normal course of business, BPF enters into commitments to extend credit for mortgage loans at a specific rate (rate lock commitments) and commitments to deliver these loans to third party investors at a fixed price (forward sale contracts). These transactions are accounted for as derivatives.

The fair value and notional balances of BPF’s derivatives for rate lock commitments and forward sale contracts can be found in Note 17.

The fair value of BPF’s derivatives for rate lock commitments and forward sale contracts are as follows (in thousands) and are included in Gains from mortgage banking activities and Personnel expenses in the accompanying consolidated statements of operations.

	Location of gain (loss) recognized in income for derivatives	For the years ended December 31,
		2016	2015
Derivatives not designed as hedging instruments:
Rate lock commitments	Gains from mortgage banking activities	$284	$484
Rate lock commitments	Personnel expenses	(724)	(463)
Forward sale contracts	Gains from mortgage banking activities	8,101	5,223

Total		$7,661	$5,244

(7)	Credit Enhancement Receivable, Contingent Liability & Credit Enhancement Deposit

BPF is a party to a Credit Enhancement Agreement (CEA) dated March 9, 2012, with German American Capital Corporation and Deutsche Bank Americas Holding Corporation (together, DB Entities). On October 20, 2016, the DB Entities assigned the CEA to Deutsche Bank AG Cayman Island Branch, a Cayman Island Branch of Deutsche Bank AG (DB Cayman). Under the terms of these agreements, DB Cayman provides BPF with varying levels of ongoing credit protection, subject to certain limits, for Fannie Mae and Freddie Mac loans subject to loss sharing (see Note 11) in BPF’s servicing portfolio as of March 9, 2012. DB Cayman will also reimburse BPF for any losses incurred due to violation of underwriting and serving agreements that occurred prior to March 9, 2012. For the year ended December 31, 2016 there were no reimbursements under this agreement. For the year ended December 31, 2015 there were two reimbursements under this agreement for $1.2 million.

Credit enhancement receivable

At December 31, 2016, BPF had $16.9 billion of credit risk loans in its servicing portfolio with a maximum pre-credit enhancement loss exposure of $4.7 billion. BPF had a form of credit protection from DB Cayman on $5.5 billion of credit risk loans with a maximum loss exposure coverage of $1.6 billion. The amount of the maximum loss exposure without any form of credit protection from DB Cayman is $3.1 billion.

At December 31, 2015, BPF had $14.4 billion of credit risk loans in its servicing portfolio with a maximum pre-credit enhancement loss exposure of $4.1 billion. BPF had a form of credit protection from the DB Entities on $6.9 billion of credit risk loans with a maximum loss exposure coverage of $1.9 billion. The amount of the maximum loss exposure without any form of credit protection from DB Cayman is $2.2 billion.

Credit enhancement deposit

The CEA required the DB Entities to deposit $25 million into BPF’s Fannie Mae restricted liquidity account (see Note 4), which BPF is required to return to DB Cayman, less any outstanding claims, on March 5, 2021. The $25 million deposit is included in restricted cash and the offsetting liability in credit enhancement deposit in the accompanying consolidated balance sheet.

Contingent liability

Under the CEA, BPF is required to pay DB Cayman on March 9, 2021, an amount equal to 50% of the positive difference, if any, between (a) $25 million, and (b) BPF’s unreimbursed loss sharing payments from March 9, 2012 through March 9, 2021 on BPF’s servicing portfolio as of March 9, 2012.

(8)	Gains from mortgage banking activities, net

Gains from mortgage banking activities, net consist of the following activity (in thousands):

	For the years ended December 31,
	2016	2015
Loan origination related fees and sales premiums, net	$59,440	$45,356
Fair value of expected net future cash flows from servicing recognized at commitment, net	124,361	68,001

Gains from mortgage banking activities, net	$183,801	$113,357

(9)	Mortgage Servicing Rights (MSR)

A summary of the activity in mortgage servicing rights for the Company for the years ended December 31, 2016 and 2015 is as follows (in thousands):

	For the years ended December 31,
	2016	2015
Mortgage Servicing Rights
Beginning Balance	$271,849	$240,011
Fair value at date of acquisition	—	—
Additions	126,547	71,873
Purchases from an affiliate	3,905	9,259
Purchases from third parties	3,771	—
Sales	—	—
Amortization	(58,514)	(49,294)

Ending Balance	$347,558	$271,849

Valuation Allowance
Beginning Balance	$(7,936)	$(2,657)
Decrease (increase)	194	(5,279)

Ending Balance	$(7,742)	$(7,936)

Net balance	$339,816	$263,913

On July 21, 2016, the Company purchased the mortgage servicing rights to a portfolio of FHA/GNMA construction loans from an unaffiliated third party for $3.8 million.

The amount of contractually specified servicing fees (including primary and special servicing fees) and ancillary fees (including yield maintenance fees) earned by BPF were as follows:

	For the years ended December 31,
	2016	2015
Servicing fees	$78,527	$66,211
Escrow interest and placement fees	3,771	2,508
Ancillary fees	5,373	5,637

Total servicing fees and escrow interest	$87,671	$74,356

These fees are classified as Servicing fees in the accompanying consolidated statements of operations.

The Company’s primary servicing portfolio at December 31, 2016 and 2015 was approximately $50.6 billion and $44.4 billion, respectively. The Company’s special servicing portfolio at December 31, 2016 and 2015 was $5.1 billion and $5.7 billion, respectively.

The estimated fair value of the MSRs at December 31, 2016 and 2015 was $344.9 million and $267.1 million, respectively.

Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. The cash flows assumptions used are based on assumptions BPF believes market participants would use to value the portfolio. Significant assumptions include estimates of the cost of servicing per loan, discount rate, earnings rate on escrow deposits and prepayment speeds. An increase in discount rate of 100 bps or 200 bps would result in a decrease in fair value by $9.9 million and $19.3 million, respectively, at December 31, 2016 and by $7.6 million and $14.9 million, respectively, at December 31, 2015.

(10)	Warehouse Notes Payable

BPF uses its warehouse lines and a repurchase agreement to fund mortgage loans originated under its various lending programs. Outstanding borrowings against these lines are collateralized by an assignment of the underlying mortgages and third party purchase commitments.

As of December 31, 2016, BPF had the following lines available and borrowings outstanding (in thousands):

	Committed Lines	Uncommitted Lines	Balance at December 31, 2016	Stated Spread to One Month LIBOR	Rate Type
Warehouse line due April 21, 2017(1)	$450,000	—	$43,356	135 bps	Variable
Warehouse line due September 25, 2017	200,000	—	34,628	135 bps	Variable
Warehouse line due October 12, 2017(2)	200,000	—	23,833	135 bps	Variable
Fannie Mae repurchase agreement, open maturity	—	325,000	156,152	120 bps	Variable

	$850,000	$325,000	$257,969

(1)	—On April 21, 2017, the maturity date was extended until June 9, 2017. On May 17, 2017, the maturity date was extended until August 9, 2017. On June 21, 2017, the maturity date was extended until June 20, 2018.
(2)	—The warehouse line was temporarily increased by $2,100,000 on April 27, 2017. The temporary increase expired on June 13, 2017. On June 23, 2017, the warehouse line was increased by $100,000 from $200,000 to $300,000.

At December 31, 2015, BPF had the following lines available and borrowings outstanding (in thousands);

	Committed Lines	Uncommitted Lines	Balance at December 31, 2015	Stated Spread to One Month LIBOR	Rate Type
Warehouse line due February 25, 2016	$450,000	—	$176,553	150 bps	Variable
Warehouse line due September 26, 2016	200,000	—	100,274	150 bps	Variable
Warehouse line due October 13, 2016	200,000	—	14,743	150 bps	Variable
Fannie Mae repurchase agreement, open maturity	—	200,000	68,064	130 bps	Variable

	$850,000	$200,000	$359,634

BPF is required to meet a number of financial covenants, including maintaining a minimum of $15.0 million of cash and cash equivalents. BPF was in compliance with all covenants on December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015.

(11)	Financial Guarantee Liability

BPF shares risk of loss for loans originated under the Fannie Mae DUS and Freddie TAH programs and could incur losses in the event of defaults under or foreclosure of these loans. Under the guarantee, BPF’s maximum contingent liability to the extent of actual losses incurred is approximately 33% of the outstanding principal balance on Fannie Mae DUS or Freddie TAH loans. Risk sharing percentages are established on a loan by loan basis when originated with most loans at 33% and “modified” loans at lower percentages. Under certain circumstances, risk sharing percentages can be revised subsequent to origination or BPF could be required to repurchase the loan. In the event of a loss resulting from a catastrophic event that is not required to be covered by borrowers’ insurance policies, BPF can recover the loss under its mortgage impairment insurance policy. Any potential recovery is subject to the policy’s deductibles and limits (see Note 18).

At December 31, 2016, the credit risk loans being serviced by BPF on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $16.9 billion with a maximum potential loss of approximately $4.7 billion, of which $1.6 billion is covered by the Credit Enhancement Agreement (see Note 7).

At December 31, 2015, the credit risk loans being serviced by BPF on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $14.4 billion with a maximum potential loss of approximately $4.1 billion, of which $1.9 billion is covered by the Credit Enhancement Agreement (see Note 7).

At December 31, 2016, and 2015, the estimated liability under the guarantee liability was as follows (in thousands):

Balance at December 31, 2014	$(2,717)
Charge-offs	1,251

Reversal of provision	1,178

Balance at December 31, 2015	$(288)

Increase to provision	(125)

Balance at December 31, 2016	$(413)

In order to monitor and mitigate potential losses, BPF uses an internally developed loan rating scorecard for determining which loans meet BPF’s criteria to be placed on a watchlist. BPF also calculates default probabilities based on internal ratings and expected losses on a loan by loan basis. This methodology uses a number of factors including, but not limited to, debt service coverage ratios, collateral valuation, the condition of the underlying assets, borrower strength and market conditions.

See Note 7 for further explanation of credit protection provided by DB Cayman. The provisions for risk sharing in the accompanying consolidated statements of operations was as follows (in thousands):

	For the years ended December 31,
	2016	2015
Provisions for risk-sharing obligations from:
Increase (decrease) to financial guarantee liability	$125	$(1,178)
Decrease (increase) to credit enhancement asset	101	1,043
Increase (decrease) to contingent liability	5	54

Total expense	$231	$(81)

(12)	Concentrations of Credit Risk

The lending activities of BPF create credit risk in the event that counterparties do not fulfill their contractual payment obligations. In particular, BPF is exposed to credit risk related to the Fannie Mae DUS and Freddie Mac TAH loans (see Note 11). As of December 31, 2016, 29% of $4.7 billion of the maximum loss (see Note 11) was for properties located in California. As of December 31, 2015, 33% of $4.1 billion of the maximum loss (see Note 11) was for properties located in California.

(13)	Commitments, Contingencies and Litigation

At December 31, 2016 and 2015, BPF was committed to fund approximately $207 million and $156 million, respectively, which is the total remaining draws on construction loans originated by BPF under the HUD 221(d)4, 220 and 232 programs, rate locked loans that have not been funded, forward commitments as well as the funding for Fannie Mae Structured Transactions. BPF also has corresponding commitments to sell these loans to various investors as they are funded.

BPF leases office space in a number of offices under non-cancelable operating leases. Future minimum rental payments under the terms of the leases are (in thousands):

As of December 31, 2016
2017	$2,453
2018	2,060
2019	1,025
2020	1,047
2021	1,073
Thereafter	6,196

Total	$13,854

Rent expense is included in Other operating expense in the accompanying consolidated statements of operations (in thousands):

	For the years ended December 31,
	2016	2015
Rent expense	$3,025	$2,811

Legal accruals are established when a material legal liability is both probable and reasonably estimable. Once established, accruals are adjusted when there is more information available or when an event occurs requiring change. As of December 31, 2016 and 2015, the Company was not subject to any material litigation.

(14)	Related Party Transactions

BPF’s parent, CCRE, is a real estate finance company that is principally engaged in the origination, pooling and securitization of commercial mortgage loans. Loans are referred to BPF by CCRE (and other entities affiliated with CCRE) and BPF refers loans to CCRE (and other entities affiliated with CCRE). Revenue from these referrals was recognized in gains from mortgage activities in the accompanying consolidated statements of operations as follows (in thousands):

	For the years ended December 31,
	2016	2015
Loans referred to BPC by CCRE and affiliates, net	$47,524	$17,014
Loans referred to CCRE and affiliates by BPC, net	429	918

Total revenue	$47,953	$17,932

The above fees are net of broker fees and commissions to CCRE (and other entities affiliated with CCRE) of $10.8 million and $3.5 million for the years ended December 31, 2016 and 2015.

On March 11, 2015, BPF and CCRE entered into a note receivable/payable that allows for advances to or from CCRE at an interest rate of 1 month LIBOR plus 1.0%. As of December 31, 2016, there were $690.0 million of outstanding advances due to CCRE on the note and this balance is included in Due to affiliates in the accompanying consolidated balance sheet. As of December 31, 2015, there were no outstanding advances on the note. BPF recognized the following in the accompanying consolidated statements of operations (in thousands):

	For the years ended December 31,
	2016	2015	Statement of Income Location
Interest income	$75	$77	Other interest income
Interest expense	2,250	174	Interest expense—warehouse

For the year ended December 31, 2016, BPF purchased the primary servicing rights of $2.9 billion of loans originated by CCRE for $3.9 million. For the year ended December 31, 2015, BPF purchased the primary servicing rights of $8.3 billion of loans originated by CCRE for $9.2 million. BPF also services loans for CCRE on a “fee for service” basis, generally prior to a loan’s sale or securitization, and for which no MSR is recognized. Servicing revenue (excludes interest and placement fees) from loans purchased from CCRE or on a “fee for service” basis for the years ended December 31, 2016 and 2015 was $3.6 million and $2.7 million, respectively, and was recognized in Servicing fees in the accompanying consolidated statements of operations.

CCRE charges BPF for certain administrative services, including accounting, legal, treasury, human resources, risk management, and facilities management, CCRE and its affiliates provide to BPF. BPF was charged $0.3 million and $0.5 million for the years ended December 31, 2016 and 2015, respectively. These amounts are included in Other operating expenses in the accompanying consolidated statements of operations.

(15)	Compensation

Origination commissions to BPF’s originators are calculated based on contractual terms. This expense is recognized in the personnel expenses within the consolidated statements of operations. The Company recognized compensation expense of $33.0 million and $23.6 million for the years ended December 31, 2016 and 2015, respectively, for origination commissions.

The Company may pay certain bonuses in the form of deferred cash compensation awards, which generally vest over a future service period. The total compensation expense recognized in relation to the deferred cash compensation awards for the years ended December 31, 2016 and 2015 was $1.3 million and $2.6 million. As of December 31, 2016 and 2015, the total liability for the deferred cash compensation awards was $2.6 million and $3.8 million, respectively, and is included in Accounts payable and accrued expenses in the consolidated balance sheet. As of December 31, 2016 and 2015, the total notional value of deferred cash compensation was approximately $4.5 million and $6.5 million, respectively.

Certain cash bonus awards are paid subsequent to the balance sheet date and require employee service for a period of time subsequent to payment. This expense is recognized utilizing the graded vesting amortization method in the personnel expenses within the consolidated statements of operations. The Company recognized compensation expense of $8.8 million and $7.4 million for the years ended December 31, 2016 and 2015, for certain cash bonus awards.

The Company enters into various agreements with certain employees whereby these individuals receive loans that may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan (typically 2 to 3 years). As of December 31, 2016 and 2015, the aggregate unamortized balance of these loans was $2.2 million and $0.9 million, respectively, which is included in other assets in the consolidated balance sheet. The amortization expense for these loans for the years ended December 31, 2016 and 2015 was $1.6 million and $0.5 million, respectively, which is included in personnel expenses in the consolidated statements of operations.

(16)	Escrow and Custodial Funds

In conjunction with the servicing of multi-family and commercial loans, BPF holds escrow and other custodial funds. Escrow funds are held at unaffiliated financial institutions generally in the form of cash and cash equivalents. These funds amounted to approximately $1.1 billion and $0.6 billion, as of December 31, 2016 and 2015, respectively. These funds are held for the benefit of BPF’s borrowers and are segregated in custodial bank accounts. These amounts are excluded from the assets and liabilities of the Company.

(17)	Fair Value of Financial Instruments

ASC 820, Fair Value Measurement, requires the disclosure of fair value information about financial instruments for which it is practical to estimate that value, whether or not the instrument is recognized on the balance sheet. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are derived by management based on present value estimates of anticipated cash flows.

These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, these estimated fair values may not necessarily be realized in an immediate sale or settlement of the instrument.

The following table represents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as (in thousands):

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Loans held for sale	$—	$1,071,836	$—	$1,071,836
Derivative assets	—	—	19,924	19,924

Total assets	$—	$1,071,836	$19,924	$1,091,760

Liabilities:
Derivative liabilities	$—	$—	$9,670	$9,670
Contingent liability	—	—	10,390	10,390

Total liabilities	$—	$—	$20,060	$20,060

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Loans held for sale	$—	$359,109	$—	$359,109
Derivative assets	—	—	9,531	9,531

Total assets	$—	$359,109	$9,531	$368,640

Liabilities:
Derivative liabilities	$—	$—	$3,231	$3,231
Contingent liability	—	—	10,018	10,018

Total liabilities	$—	$—	$13,249	$13,249

There were no transfers between level 1, 2 and level 3 for the years ended December 31, 2016 and 2015.

Derivative instruments are outstanding for short periods of time (generally less than 60 days). A roll forward of assets and liabilities (level 3) that require valuation based upon significant unobservable inputs, is presented below (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs:

	Derivative assets and liabilities, net	Contingent Liability
Balance at December 31, 2014	$7,394	9,503
Settlements	(7,394)	—
Net unrealized gains (losses) recorded in earnings	6,300	(515)

Balance at December 31, 2015	$6,300	10,018

Balance at December 31, 2015	$6,300	10,018
Settlements	(6,300)	—
Net unrealized gains (losses) recorded in earnings	10,254	(372)

Balance at December 31, 2016	$10,254	10,390

The following table presents information about significant unobservable inputs used in the measurement of the fair value of the Company’s Level 3 assets and liabilities (in thousands):

December 31, 2016
Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs	Range of Significant Unobservable Inputs
-Forward sale contracts	$2,100	$—	Counterparty credit risk	—
-Rate lock commitments	17,824	9,670	Counterparty credit risk	—
-Contingent liability	—	10,390	Discount rate	4.23%

Total	$19,924	$20,060

December 31, 2015
Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs	Range of Significant Unobservable Inputs
-Forward sale contracts	$2,401	$—	Counterparty credit risk	—
-Rate lock commitments	7,130	3,231	Counterparty credit risk	—
-Contingent liability	—	10,018	Discount rate	4.11%

Total	$9,531	$13,249

The carrying amounts and the fair value of the Company’s financial instruments as of December 31, 2016 and 2015 are presented below (in thousands):

	December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$33,589	$33,589	$100,894	$100,894
Restricted cash and cash equivalents	50,927	50,927	48,742	48,742
Loans held for sale	1,071,836	1,071,836	359,109	359,109
Derivative assets	19,924	19,924	9,531	9,531

Total	$1,176,276	$1,176,276	$518,276	$518,276

Liabilities:
Derivative liabilities	$9,670	$9,670	$3,231	$3,231
Warehouse notes payable	257,969	257,969	359,634	359,634

Total	$267,639	$267,639	$362,865	$362,865

The following methods and assumptions were used to estimate the fair value of each asset and liability for which it is practicable to estimate that value:

•	Cash and cash equivalents and restricted cash—The carrying amounts approximate fair value due to the highly liquid nature and short maturity of these instruments. (Level 1)

•	Loans held for sale—Consists of originated loans that have been sold to third party investors at a fixed price and are generally settled within 30 days from the date of funding. (Level 2)

•	Derivatives—Consists of rate lock commitments and forward sale contracts. These instruments are valued using discounted cash flow models based on changes in market interest rates and other observable market data. (Level 3)

•	Mortgage servicing rights, net—As noted in Note 2 and Note 9, MSRs are initially recorded at fair value and then are subsequently measured using the amortization method. MSRs are assessed for impairment at least annually and a valuation allowance is established if any class or strata within a class of MSRs is deemed to be impaired. At December 31, 2016, certain MSRs were deemed to be impaired by a total of $7,742 and as a result are represented on the consolidated balance sheet at fair value. The fair value of the MSRs measured on a non-recurring basis at December 31, 2016 was $59,141 and are considered to be Level 3 within the fair value hierarchy.

At December 31, 2015, certain MSRs were deemed to be impaired by a total of $7,936 and as a result are represented on the consolidated balance sheet at fair value. The fair value of the MSRs measured on a non-recurring basis at December 31, 2015 was $44,217 and are considered to be Level 3 within the fair value hierarchy.

•	Warehouse notes payable—Consists of borrowings under warehouse line agreements. The borrowing rates on the warehouse lines are based short term London Interbank Offered Rates (LIBOR) plus applicable margins. The carrying amounts approximate fair value due to the short term maturity of these instruments. (Level 2)

•	Contingent liability—Consists of the future liability under the CEA to DB Cayman. The amount due to DB Cayman in March of 2021 is estimated using the financial guaranty liability (see Note 11) and the credit enhancement receivable (see Note 7) and discounted to the balance sheet date using a discount rate equivalent to an estimate of the rate the Company would pay for unsecured debt. (Level 3)

Fair value of derivative instruments and loans held for sale

In the normal course of business, BPF enters into contractual commitments to originate and sell loans at fixed prices with fixed expiration dates. The commitments become effective when the borrowers rate lock their interest rate within time frames established by BPF. Borrowers are evaluated for creditworthiness prior to this commitment. Market risk arises if interest rates move adversely between the time of the rate lock by the borrower and the date the loan is sold to an investor.

To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, BPF’s enters a sale commitment with an investor simultaneously with the rate lock commitment with the borrower. The sale contract with the investor locks in an interest rate and price for the sale of the loan. The terms of the contract with the investor and the rate lock with the borrower are matched in substantially all respects, with the objective of eliminating interest rate risk to the extent practical. Sale commitments with the investors have an expiration date that is longer than our related commitments to the borrower to allow, among other things, for the closing of the loan and processing of paperwork to deliver the loan into the sale commitment.

Both the rate lock commitments to borrowers and the forward sale contracts to investors are derivatives and, accordingly, are marked to fair value through the statements of operations. The fair value of BPF’s rate lock commitments to borrowers and loans held for sale and the related input levels includes, as applicable:

•	The assumed gain/loss of the expected loan sale to the investor;

•	The expected net future cash flows associate with servicing the loan;

•	The effects of interest rate movements between the date of the rate lock and the balance sheet date; and

•	The nonperformance risk of both the counterparty and BPF.

The fair value of BPF’s forward sales contracts to investors considers effects of interest rate movements between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The gain/loss considers the amount that BPF has discounted the price to the borrower from par for competitive reasons, if at all, and the expected net cash flows from servicing to be received upon sale of the loan. The fair value of the expected net future cash flows associated with servicing the loan is calculated pursuant to the valuation techniques described in Note 9.

To calculate the effects of interest rate movements, BPF uses applicable U.S. Treasury prices, and multiplies the price movement between the rate lock date and the balance sheet date by the notional loan commitment amount.

The fair value of BPF’s forward sales contracts to investors considers the market price movement of the same type of security between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The fair value of BPF’s rate lock commitments and forward sale contracts is adjusted to reflect the risk that the agreement will not be fulfilled. The Company’s exposure to nonperformance in rate lock and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of our counterparties, the short duration of rate lock commitments and forward sales contracts, and the Company’s historical experience with the agreements, management does not believe the risk of nonperformance by the Company’s counterparties to be significant.

The fair value of the Company’s loans held for sale include the gain/loss for pricing discounts and expected net future cash flows and the effect of interest rate movements as described above.

	Fair Value Adjustment Components				Balance Sheet Location
December 31, 2016	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Derivative Contract Assets	Derivative Contract Liabilities	Fair Value Adjustment to Loans Held for Sale
Rate lock commitments	$201,603	$2,100	$(9,670)	$(7,570)	$2,100	$(9,670)	$—
Forward sale contracts	1,276,032	148	17,676	17,824	17,824	—	—
Loans held for sale	1,074,429	5,413	(8,006)	(2,593)	—	—	(2,593)

		$7,661	$—	$7,661	$19,924	$(9,670)	$(2,593)

	Fair Value Adjustment Components				Balance Sheet Location
December 31, 2015	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Derivative Contract Assets	Derivative Contract Liabilities	Fair Value Adjustment to Loans Held for Sale
Rate lock commitments	$126,370	$261	$(3,231)	$(2,970)	$261	$(3,231)	$—
Forward sale contracts	486,534	2,401	6,869	9,270	9,270	—	—
Loans held for sale	360,164	2,582	(3,638)	(1,056)	—	—	(1,056)

		$5,244	$—	$5,244	$9,531	$(3,231)	$(1,056)

(18)	Mortgage Bankers Blanket Bond and Mortgage Impairment Policy

BPF is insured under a fidelity blanket bond. BPF is insured against certain losses due to dishonest employees and, in some cases, certain third parties acting on behalf of BPF. Claims on this type of loss were subject to a $150,000 deductible for years ended December 31, 2016 and 2015. BPF is also insured under a mortgage errors and omissions policy covering losses due to errors and omissions relating to mortgagee interest liability to mortgagor and liability to investors. Claims on this type of loss were subject to a $150,000 for years ended December 31, 2016 and 2015.

BPF is insured under a mortgage protection insurance policy. The policy covers loans that BPF services under its Fannie Mae DUS and Freddie Mac TAH programs. The policy covers losses that BPF may incur under its risk sharing provisions with Fannie Mae and Freddie Mac (see Note 11) that are a result of catastrophic events that are not required to be covered by the borrowers’ insurance policies. For the years ended December 31, 2016 and 2015, the coverage limit was $25 million. As of December 31, 2016, claims on this policy were subject to a $50,000 deductible, except for flood and earthquake which were subject to the following deductibles:

•	Flood—$500,000

•	Earthquake—$500,000 for California

•	Earthquake—$500,000 for certain high risk counties in 9 other states as outlined in the policy

BPF recognized approximately $0.6 million and $0.5 million in Other operating expenses in the accompanying consolidated statements of operations for the above policies for the years ended December 31, 2016 and 2015, respectively.

(19)	Subsequent Events

On July 17, 2017, CCRE entered into an agreement to sell 100% of the membership interest in BPF to BGC Partners, Inc., an affiliate of CCRE. This transaction closed on September 8, 2017.

The Company has evaluated all subsequent events through the date at which the consolidated financial statements were available to be issued, and determined that, other than the transaction noted above, there are no other items to account for or disclose.

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

(In thousands)

	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$61,458	$33,589
Restricted cash and cash equivalents	52,111	50,927
Loans held for sale, at fair value	933,850	1,071,836
Derivative assets	19,265	19,924
Due from affiliates	129,311	—
Other current assets	20,722	13,171

Total current assets	1,216,717	1,189,447
Mortgage servicing rights, net	376,427	339,816
Credit enhancement receivable	12	156
Goodwill	191	191
Other intangible assets, net	5,458	5,465
Other assets	4,918	4,124

Total assets	$1,603,723	$1,539,199

Liabilities and Member’s Capital
Current liabilities:
Accounts payable and accrued expenses	$32,003	$32,305
Due to affiliates	—	691,509
Borrower deposits	5,740	6,102
Derivative liabilities	8,699	9,670
Warehouse notes payable	933,909	257,969

Total current liabilities	980,351	997,555
Financial guarantee liability	200	413
Credit enhancement deposit	25,000	25,000
Contingent liability	10,607	10,390
Other liabilities	30,356	26,039

Total liabilities	1,046,514	1,059,397
Member’s capital	557,209	479,802

Total liabilities and member’s capital	$1,603,723	$1,539,199

See accompanying notes to unaudited consolidated financial statements.

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

(In thousands)

	For the six months ended
	June 30, 2017	June 30, 2016
Revenues
Gains from mortgage banking activities, net	$114,777	$72,112
Servicing fees	51,672	39,696
Interest income on loans held for sale	19,194	9,913
Other interest income	685	246

Total revenues	186,328	121,967

Expenses
Personnel expenses	51,210	36,115
Amortization and depreciation	33,157	31,218
Interest expense—warehouse	13,756	6,857
Interest expense—corporate	211	558
Provision for risk-sharing obligations	(63)	325
Other operating expenses	10,626	7,287

Total expenses	108,897	82,360
Income before income taxes	77,431	39,607
Income tax expense	24	58

Net income	$77,407	$39,549

See accompanying notes to unaudited consolidated financial statements.

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Capital (Unaudited)

(In thousands)

Balance at December 31, 2015	$354,601

Net income	125,201

Balance at December 31, 2016	$479,802

Balance at December 31, 2016	$479,802

Net income	77,407

Balance at June 30, 2017	$557,209

See accompanying notes to unaudited consolidated financial statements.

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	For the six months ended
	June 30, 2017	June 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$77,407	$39,549
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain on originated mortgage servicing rights	(69,265)	(46,262)
Amortization and depreciation	33,157	31,218
Amortization of deferred financing costs	807	704
Unrealized losses (gains) on loans held for sale	(2,534)	(4,144)
Loan originations – loans held for sale	(5,811,773)	(3,281,613)
Loan sales – loans held for sale	5,952,293	3,091,227
(Increase) decrease in operating assets:
Restricted cash & cash equivalents	(1,184)	(2,626)
Due from affiliates	689	—
Other assets	(8,280)	(2,082)
Derivative assets	659	(1,241)
Credit enhancement receivable	144	74
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	4,334	(52)
Due to affiliates	(1,509)	(130)
Borrower deposits	(362)	3,143
Derivative liabilities	(971)	2,426
Financial guarantee liability	(214)	244
Contingent liability	217	565

Net cash provided by (used in) operating activities	173,615	(169,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(225)	(676)
Purchase of mortgage servicing rights	(577)	(2,181)
Advances to CCRE	(285,000)	(175,000)
Repayments from CCRE	155,000	175,000

Net cash provided by (used in) investing activities	(130,802)	(2,857)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from warehouse notes payable	5,851,890	3,281,613
Principal payments on warehouse notes payable	(5,175,950)	(3,437,697)
Advances from CCRE	241,000	466,000
Repayments to CCRE	(931,000)	(150,000)
Payment of deferred financing costs	(884)	(869)

Net cash provided by (used in) financing activities	(14,944)	159,047

Increase (decrease) in cash and cash equivalents	27,869	(12,810)
Cash and cash equivalents at beginning of period	33,589	100,894

Cash and cash equivalents at end of period	$61,458	$88,084

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$12,263	$6,266
Taxes	$24	$58

See accompanying notes to unaudited consolidated financial statements.

BERKELEY POINT FINANCIAL LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Organization and Nature of Business

Berkeley Point Financial LLC (with its subsidiaries, the Company or BPF) is a Delaware limited liability company and wholly owns Berkeley Point Capital Holdings LLC (BPCH), also a Delaware limited liability company. BPCH wholly owns two subsidiaries, Berkeley Point Capital LLC (BPC) and Berkeley Point Interim Lending LLC (BPIL), both Delaware limited liability companies. BPC is the sole owner of one subsidiary, Berkeley Point Intermediary Inc. (BPII), a Delaware Corporation.

On April 10, 2014, BPF became a wholly owned subsidiary of Cantor Commercial Real Estate Company, L.P. (CCRE) when 100% of the membership interests in BPF were sold to CCRE in return for cash and limited partnership units in CCRE. The fair value of the consideration paid was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the sale date (see Note 3).

Nature of Business

BPF, through its subsidiary BPC, is principally engaged in the origination, funding, sale and servicing of multi-family and commercial mortgage loans. After sale, BPF generally retains the rights to service the loans and may share in the risk of loss (see Note 11). Loans are sourced from a nationwide network of originators and correspondents. In the normal course of business, BPF accepts loan applications and application fees, manages the due diligence process, issues loan commitments, accepts commitment deposits, and closes loans. Loans are underwritten and processed according to guidelines set by BPF and various government sponsored entities. Initial funding for the loans is provided by warehouse line relationships.

BPF, through its subsidiary BPC, is approved to participate in a number of loan origination, sale and servicing programs operated by government sponsored enterprises (GSEs). The GSEs include the Federal Housing Authority (FHA), Government National Mortgage Association (GNMA), Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The consolidated financial statements include the accounts of BPF, BPCH, BPIL, BPC and BPII (collectively, the Company). All material intercompany balances and transactions have been eliminated in consolidation.

(b)	Recently Issued and Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. The ASU will replace certain existing revenue recognition guidance. The guidance, as stated in ASU No. 2014-09, was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers—Deferral of Effective Date, which defers the effective date by one year, with early adoption on the original effective date permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. The guidance is effective beginning January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 represents a significant change to the incurred loss model currently used to account for credit losses. The ASU requires an entity to estimate the credit losses expected over the life of the credit exposure upon initial recognition of that exposure. The expected credit losses consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments. Exposures with similar risk characteristics are required to be grouped together when estimating expected credit losses. The initial estimate and subsequent changes to the estimated credit losses are required to be reported in current earnings in the income statement and through an allowance in the balance sheet. ASU 2016-13 is applicable to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. The ASU will modify the way the Company estimates its financial guarantee liability. The effective date for the ASU for the Company is January 1, 2020, with early adoption permitted on January 1, 2019. The Company is in the process of determining the significance of the impact the ASU will have on its consolidated financial statements and the timing of when it will adopt the standard.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 changes how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will become effective for the Company beginning with the first quarter of 2018 and will require adoption on a retrospective basis. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The new standard will become effective for the Company beginning January 1, 2019 and will require adoption on a retrospective basis. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new standard will become effective for the Company beginning January 1, 2021 and will be applied on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

(c)	Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these consolidated financial statements. Management believes that the estimates used in preparing these consolidated financial statements are reasonable. Estimates, by their nature, are based on judgement and available information. As such, actual results could differ materially from the estimates included in these consolidated financial statements.

(d)	Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand and due from banks. The Company also considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(e)	Restricted Cash and Cash Equivalents

Restricted cash represents cash and cash equivalents set aside for amounts pledged for the benefit of Fannie Mae and Freddie Mac to secure BPF’s financial guarantee liability.

(f)	Loans Held for Sale (LHFS)

BPF maintains commercial mortgage loans for the purpose of sale to GSEs. Prior to funding, BPF enters into an agreement to sell the loans to third party investors at a fixed price. BPF has elected the fair value option to carry LHFS at fair market value. During the period prior to sale, interest income is calculated and recognized in accordance with the terms of the individual loan.

(g)	Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Fair value measurements do not include transaction costs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(h)	Derivative Financial Instruments

BPF has loan commitments to extend credit to third parties. The commitments to extend credit are for mortgage loans at a specific rate (rate lock commitments). These commitments generally have fixed expiration dates or other termination clauses and may require a fee. BPF is committed to extend credit to the counterparty as long as there is no violation of any condition established in the commitment contracts.

BPF simultaneously enters into an agreement to deliver such mortgages to third party investors at a fixed price (forward sale contracts).

Both the commitment to extend credit and the forward sale commitment qualify as derivative financial instruments. BPF recognizes all derivatives on the consolidated balance sheet as assets or liabilities measured at fair value. The change in the derivatives fair value is recognized in current period earnings.

(i)	Financial Guarantee Liability

BPF recognizes a liability in connection with the guarantee provided to Fannie Mae under the Delegated Underwriting and Servicing Program (DUS) and Freddie Mac under the Targeted Affordable Housing Program (TAH). The financial guarantee liability requires BPF to make payments to the guaranteed party based on borrowers’ failure to meet its obligations. The liability is adjusted through provisions charged or reversed through operations.

(j)	Credit Enhancement Receivable

DB Cayman (as defined in Note 7) provides significant credit protection for BPF (see Note 7). Probable payments to be received from DB Cayman are recorded on the consolidated balance sheet as Credit enhancement receivable.

(k)	Contingent Liability

BPF is obligated to make a payment to DB Cayman on March 9, 2021 (see Note 7) for an amount based on actual financial guarantee payments compared to predetermined thresholds. BPF records this liability at the net present value of the expected payment using a discount rate equivalent to an estimate of the rate the Company would pay for unsecured debt.

(l)	Mortgage Servicing Rights (MSR)

BPF initially recognizes and measures the rights to service mortgage loans at fair value and subsequently measures them using the amortization method. BPF recognizes rights to service mortgage loans as separate assets at the time the underlying originated mortgage loan is sold and the value of those rights is included in the determination of the gain on loans held for sale.

Purchased MSRs, including MSRs purchased from CCRE, are initially recorded at fair value, and subsequently measured using the amortization method.

BPF receives up to a 3 basis point servicing fee and/or up to a 1 basis point surveillance fee on certain Freddie Mac loans after the loan is securitized in a Freddie Mac pool (Freddie Mac Strip). The Freddie Mac Strip is also recognized at fair value and subsequently measured using the amortization method, but is recognized as a MSR at the securitization date.

MSRs are assessed for impairment, at least on an annual basis, based upon the fair value of those rights as compared to the amortized cost. Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. In using this valuation method, BPF incorporates assumptions that management believes market participants would use in estimating future net servicing income. It is reasonably possible such estimates may change. BPF amortizes the mortgage servicing rights in proportion to, and over the period of, the projected net servicing income. For purposes of impairment evaluation and measurement, BPF stratifies MSRs based on predominant risk characteristics of the underlying loans, primarily by investor type (Fannie Mae/Freddie Mac, FHA/GNMA, CMBS, and other). To the extent that the carrying value exceeds fair value of a specific MSR strata a valuation allowance is established, which is adjusted in the future as the fair value of MSRs increases or decreases. Reversals of valuation allowances cannot exceed the amortized cost.

(m)	Fixed Assets

Furniture and equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis and is charged to depreciation expense over the life of the lease for leasehold improvements or estimated useful lives of the furniture and equipment (3 to 7 years). Maintenance and repairs are expensed as incurred. Fixed assets are included in Other assets in the accompanying consolidated balance sheet.

(n)	Goodwill

The Company recorded goodwill on April 10, 2014 with the purchase of the membership units of BPF by CCRE (see Note 3). Goodwill is tested at least annually for impairment, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill may be impaired. There was no impairment during the six months ended June 30, 2017 and 2016.

(o)	Other Intangible Assets

The Company’s other intangible assets at June 30, 2017 are comprised of the value of the BPF’s licenses to originate and service loans for the GSEs, office leases and the trade name of “Berkeley Point Capital”. These assets are tested at least annually for impairment and there was no impairment during the six months ended June 30, 2017 and 2016.

(p)	Comprehensive Income

For the periods presented, comprehensive income equaled net income, therefore a separate statement of comprehensive income is not included in the accompanying consolidated financial statements.

(q)	Revenue recognition

Revenue is recognized when it is realized or realizable and earned. This concept is applied to key revenue generating activities of the Company as noted below.

Gains from mortgage banking activities, net

Gains from mortgage banking activities, net are recognized when a derivative asset is recorded upon the commitment to originate a loan with a borrower and sell the loan to an investor. The derivative is recorded at fair value and includes loan origination fees, sales premiums and the estimated fair value of the expected net servicing cash flows. Gains from mortgage banking activities, net are recognized net of related fees and commissions to affiliates or third party brokers. For loans the Company brokers, gains from mortgage banking activities are recognized when the loan is closed.

Servicing fees

Servicing fees are earned for servicing mortgage loans and are recognized on an accrual basis over the lives of the related mortgage loans. Also included in servicing fees are the fees earned on borrower prepayments, interest and placement fees on borrowers’ escrow accounts and other ancillary fees.

(r)	Income Taxes

The tax status of the Company is a pass-through entity under the provisions of the Internal Revenue Code and various states in which the Company is qualified to do business. As a pass-through entity, the Company is subject to inconsequential federal, state and local income taxes as owners separately account for their pro-rata share of the majority of the Company’s items of income, deductions, losses and credits on their individual returns. No provision was made in the accompanying consolidated financial statements for federal, state and local income tax liabilities that are the responsibilities of the individual partners. The Company files income tax returns in the applicable U.S. federal, state and local jurisdictions and generally is subject to examination by the respective jurisdictions for three years from the filing of a tax return.

BPII is a corporation, and as such, is liable for income taxes.

(3)	Goodwill and Other Intangible Assets

On April 10, 2014 (Closing Date), CCRE acquired 100% of the membership units of BPF, at which time BPF became a wholly-owned subsidiary of CCRE. In accordance with the Company’s accounting policy, the purchase price paid by CCRE has been pushed down to the financial statements of BPF. Under push down accounting, historical assets and liabilities of BPF have been recast to the acquisition date fair value, in accordance with U.S. GAAP.

BPF recorded the assets and liabilities that were included in the acquisition at fair value. The fair value of the consideration paid was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the Closing Date, with the remaining unallocated amount recognized as goodwill.

Remaining intangible assets acquired include the GSE licenses, the value of the “Berkeley Point Capital” trade name and below market office leases. The below market office leases are amortized over the remaining period of the underlying leases.

The following summarizes the Company’s other intangible assets and goodwill (in thousands):

	June 30, 2017
	Value at Acquisition	Accumulated Amortization	Net Carrying Value	Balance sheet location
Amortizing intangible assets:
Office leases(1)	$140	$(122)	$18	Other intangible assets, net
Non-amortizing intangible assets:
Goodwill	191	—	191	Goodwill
GSE licenses	5,390	—	5,390	Other intangible assets, net
Trade name	50	—	50	Other intangible assets, net

Total	$5,771	$(122)	$5,649

	December 31, 2016
	Value at Acquisition	Accumulated Amortization	Net Carrying Value	Balance sheet location
Amortizing intangible assets:
Office leases(1)	140	(114)	26	Other intangible assets, net
Non-amortizing intangible assets:
Goodwill	191	—	191	Goodwill
GSE licenses	5,390	—	5,390	Other intangible assets, net
Trade name	50	—	50	Other intangible assets, net

Total	$5,771	$(114)	$5,657

(1)	Amortization expense is included in Other operating expenses in the accompanying consolidated statement of operations.

Future amortization expense for the amortizing intangible assets is as follows (in thousands) as of June 30, 2017:

Office Leases
2017	$9
2018	9

Total	$18

(4)	Capital and Liquidity Requirements

BPF is subject to various capital requirements in connection with seller/servicer agreements that BPF has entered into with the various GSEs. Failure to maintain minimum capital requirements could result in BPF’s inability to originate and service loans for the respective GSEs and could have a direct material adverse effect on the Company’s consolidated financial statements. Management believes that as of June 30, 2017 and December 31, 2016 that BPF has met all capital requirements. As of June 30, 2017 the most restrictive capital requirement was Fannie Mae’s net worth requirement. The Company exceeded the minimum requirement by $322.6 million.

Certain of BPF’s agreements with Fannie Mae allow BPF to originate and service loans under Fannie Mae’s DUS Program. These agreements require BPF to maintain sufficient collateral to meet Fannie Mae’s restricted and operational liquidity requirements based on a pre-established formula. Certain of BPF’s agreements with Freddie Mac allow BPF to service loans under Freddie Mac’s Targeted Affordable Housing Program (TAH). These agreements require BPF to pledge sufficient collateral to meet Freddie Mac’s liquidity requirement of 8% of the outstanding principal of TAH loans serviced by BPF. Management believes that as of June 30, 2017 and December 31, 2016 that BPF has met all liquidity requirements.

In addition, as a servicer for Fannie Mae, GNMA and FHA, BPF is required to advance to investors any uncollected principal and interest due from borrowers. At December 31, 2016 outstanding borrower advances were approximately $106 thousand and are included in other assets in the accompanying consolidated balance sheet. There were no outstanding advances at June 30, 2017.

(5)	Loans Held for Sale (LHFS)

ASC 825, Financial Instruments, provides entities with an option to measure financial instruments at fair value. BPF initially and subsequently measures all loans held for sale at fair value on the accompanying consolidated balance sheet. This fair value measurement falls within the definition of a Level 2 measurement (significant other observable inputs) within the fair value hierarchy. Loans held for sale represent originated loans that are typically sold within 45 days from the date that the mortgage loan is funded. Electing to use fair value allows a better offset of the change in fair value of the loan and the change in fair value of the derivative instruments used as economic hedges. During the period prior to its sale, interest income on a loan held for sale is calculated in accordance with the terms of the individual loan and is recorded in Interest income on loans held for sale in the accompanying consolidated statement of operations. Loans held for sale had a cost basis and fair value as follows (in thousands):

	Cost Basis	Fair Value
June 30, 2017	$933,909	$933,850
December 31, 2016	1,074,429	1,071,836

As of June 30, 2017 and December 31, 2016 there were no loans held for sale that were 90 days or more past due or in nonaccrual status.

(6)	Derivatives

BPF accounts for its derivatives at fair value, and recognized all derivatives as either assets or liabilities in its consolidated balance sheet. In its normal course of business, BPF enters into commitments to extend credit for mortgage loans at a specific rate (rate lock commitments) and commitments to deliver these loans to third party investors at a fixed price (forward sale contracts). These transactions are accounted for as derivatives.

The fair value and notional balances of BPF’s derivatives for rate lock commitments and forward sale contracts can be found in Note 17.

The fair value of BPF’s derivatives for rate lock commitments and forward sale contracts are as follows (in thousands) and are included in Gains from mortgage banking activities, net and Personnel expenses in the accompanying consolidated statements of operations.

	Location of gain (loss) recognized in income for derivatives	For the six months ended
		June 30, 2017	June 30, 2016
Derivatives not designed as hedging instruments:
Rate lock commitments	Gains from mortgage banking activities	$1,233	$2,080
Rate lock commitments	Personnel expenses	(1,799)	(873)
Forward sale contracts	Gains from mortgage banking activities	11,132	3,908

Total		$10,566	$5,115

(7)	Credit Enhancement Receivable, Contingent Liability & Credit Enhancement Deposit

BPF is a party to a Credit Enhancement Agreement (CEA) dated March 9, 2012, with German American Capital Corporation and Deutsche Bank Americas Holding Corporation (together, DB Entities). On October 20, 2016, the DB Entities assigned the CEA to Deutsche Bank AG Cayman Island Branch, a Cayman Island Branch of Deutsche Bank AG (DB Cayman). Under the terms of these agreements, DB Cayman provides BPF with varying levels of ongoing credit protection, subject to certain limits, for Fannie Mae and Freddie Mac loans subject to loss sharing (see Note 11) in BPF’s servicing portfolio as of March 9, 2012. DB Cayman will also reimburse BPF for any losses incurred due to violation of underwriting and serving agreements that occurred prior to March 9, 2012. For the six months ended June 30, 2017 and 2016, there were no reimbursements under this agreement.

Credit enhancement receivable

At June 30, 2017, BPF had $18.0 billion of credit risk loans in its servicing portfolio with a maximum pre-credit enhancement loss exposure of $5.1 billion. BPF had a form of credit protection from DB Cayman on $4.6 billion of credit risk loans with a maximum loss exposure coverage of $1.3 billion. The amount of the maximum loss exposure without any form of credit protection from DB Cayman is $3.8 billion.

At December 31, 2016, BPF had $16.9 billion of credit risk loans in its servicing portfolio with a maximum pre-credit enhancement loss exposure of $4.7 billion. BPF had a form of credit protection from the DB Entities on $5.5 billion of credit risk loans with a maximum loss exposure coverage of $1.6 billion. The amount of the maximum loss exposure without any form of credit protection from DB Cayman is $3.1 billion.

As of June 30, 2017, the Credit enhancement receivable was $12 thousand.

Credit enhancement deposit

The CEA required the DB Entities to deposit $25 million into BPF’s Fannie Mae restricted liquidity account (see Note 4), which BPF is required to return to DB Cayman, less any outstanding claims, on March 5, 2021. The $25 million liability is included in Credit enhancement deposit in the accompanying consolidated balance sheet.

Contingent liability

Under the CEA, BPF is required to pay DB Cayman on March 9, 2021, an amount equal to 50% of the positive difference, if any, between (a) $25 million, and (b) BPF’s unreimbursed loss sharing payments from March 9, 2012 through March 9, 2021 on BPF’s servicing portfolio as of March 9, 2012.

As of June 30, 2017, the Contingent liability was $10.6 million.

(8)	Gains from mortgage banking activities, net

Gains from mortgage banking activities, net consists of the following activity (in thousands):

	For the six months ended:
	2017	2016
Loan origination related fees and sales premiums, net	$42,870	$23,239
Fair value of expected net future cash flows from servicing recognized at commitment, net	71,907	48,883

Gains from mortgage banking activities, net	$114,777	$72,122

(9)	Mortgage Servicing Rights (MSR)

A summary of the activity in mortgage servicing rights for the Company for the six months ended June 30, 2017 and for the year ended December 31, 2016 is as follows (in thousands):

	For the six months ended June 30, 2017	For the year ended December 31, 2016
Mortgage Servicing Rights
Beginning Balance	$347,558	$271,849
Additions	69,265	126,547
Purchases from an affiliate	577	3,905
Purchases from third parties	—	3,771
Amortization	(35,492)	(58,514)

Ending Balance	$381,908	$347,558

Valuation Allowance
Beginning Balance	$(7,742)	$(7,936)
Decrease (increase)	2,261	194

Ending Balance	$(5,481)	$(7,742)

Net balance	$376,427	$339,816

On July 21, 2016, the Company purchased the mortgage servicing rights to a portfolio of FHA/GNMA construction loans from an unaffiliated third party for $3.8 million.

The amount of contractually specified servicing fees (including primary and special servicing fees) and ancillary fees (including yield maintenance fees) earned by BPF were as follows:

	For the six months ended
	June 30, 2017	June 30, 2016
Contractual servicing fees	$45,784	$36,631
Escrow interest and placement fees	3,480	1,639
Ancillary fees	2,408	1,426

Total servicing fees	$51,672	$39,696

These fees are classified as Servicing fees in the accompanying consolidated statements of operations.

The Company’s primary servicing portfolio at June 30, 2017 and December 31, 2016 was approximately $53.2 billion and $50.6 billion, respectively. The Company’s special servicing portfolio at June 30, 2017 and December 31, 2016 was $5.1 billion.

The estimated fair value of the MSRs at June 30, 2017 and December 31, 2016 was $391.3 million and $344.9 million, respectively.

Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. The cash flows assumptions used are based on assumptions BPF believes market participants would use to value the portfolio. Significant assumptions include estimates of the cost of servicing per loan, discount rate, earnings rate on escrow deposits and prepayment speeds. An increase in discount rate of 100 bps or 200 bps would result in a decrease in fair value by $11.2 million and $21.8 million, respectively, at June 30, 2017 and by $9.9 million and $19.3 million, respectively, at December 31, 2016.

(10)	Warehouse Notes Payable

BPF uses its warehouse lines and a repurchase agreement to fund mortgage loans originated under its various lending programs. Outstanding borrowings against these lines are collateralized by an assignment of the underlying mortgages and third party purchase commitments. As of June 30, 2017, BPF had the following lines available and borrowings outstanding (in thousands):

	Committed Lines	Uncommitted Lines	Balance at June 30, 2017	Stated Spread to One Month LIBOR	Rate Type
Warehouse line due June 20, 2018	$450,000	$—	$441,368	135 bps	Variable
Warehouse line due September 25, 2017	200,000	—	146,569	135 bps	Variable
Warehouse line due October 12, 2017	300,000	—	291,722	135 bps	Variable
Fannie Mae repurchase agreement, open maturity	—	325,000	54,250	120 bps	Variable

	$950,000	$325,000	$933,909

At December 31, 2016, BPF had the following lines available and borrowings outstanding (in thousands);

	Committed Lines	Uncommitted Lines	Balance at December 31, 2016	Stated Spread to One Month LIBOR	Rate Type
Warehouse line due April 21, 2017	$450,000	$—	$43,356	135 bps	Variable
Warehouse line due September 25, 2017	200,000	—	34,628	135 bps	Variable
Warehouse line due October 12, 2017	200,000	—	23,833	135 bps	Variable
Fannie Mae repurchase agreement, open maturity	—	325,000	156,152	120 bps	Variable

	$850,000	$325,000	257,969

BPF is required to meet a number of financial covenants, including maintaining a minimum of $15.0 million of cash and cash equivalents. BPF was in compliance with all covenants on June 30, 2017 and December 31, 2016 and for the six months ended June 30, 2017 and 2016.

(11)	Financial Guarantee Liability

BPF shares risk of loss for loans originated under the Fannie Mae DUS and Freddie TAH programs and could incur losses in the event of defaults or foreclosure of these loans. Under the guarantee, BPF’s maximum contingent liability to the extent of actual losses incurred is approximately 33% of the outstanding principal balance on Fannie Mae DUS or Freddie TAH loans. Risk sharing percentages are established on a loan by loan basis when originated with most loans at 33% and “modified” loans at lower percentages. Under certain circumstances, risk sharing percentages can be revised subsequent to origination or BPF could be required to repurchase the loan. In the event of a loss resulting from a catastrophic event that is not required to be covered by borrowers’ insurance policies, BPF can recover the loss under its mortgage impairment insurance policy. Any potential recovery is subject to the policy’s deductibles and limits (see Note 18).

At June 30, 2017, the credit risk loans being serviced by BPF on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $18.0 billion with a maximum potential loss of approximately $5.1 billion, of which $1.3 billion is covered by the Credit Enhancement Agreement (see Note 7).

At December 31, 2016, the credit risk loans being serviced by BPF on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $16.9 billion with a maximum potential loss of approximately $4.7 billion, of which $1.6 billion is covered by the Credit Enhancement Agreement (see Note 7).

At June 30, 2017 and December 31, 2016, the estimated liability under the guarantee liability was as follows (in thousands):

Financial quarter liability (in thousands)
Balance at December 31, 2015	$(288)
Increase to provision	(125)

Balance at December 31, 2016	$(413)

Reversal of provision	213

Balance at June 30, 2017	$(200)

In order to monitor and mitigate potential losses, BPF uses an internally developed loan rating scorecard for determining which loans meet BPF’s criteria to be placed on a watchlist. BPF also calculates default probabilities based on internal ratings and expected losses on a loan by loan basis. This methodology uses a number of factors including, but not limited to, debt service coverage ratios, collateral valuation, the condition of the underlying assets, borrower strength and market conditions.

See Note 7 for further explanation of credit protection provided by DB Cayman. The provisions for risk sharing in the accompanying consolidated statements of operations was as follows (in thousands):

	For the six months ended
	June 30, 2017	June 30, 2016
Provisions for risk-sharing obligations from:
Increase (decrease) to financial guarantee liability	$(213)	$244
Decrease (increase) to credit enhancement asset	144	74
Increase (decrease) to contingent liability	6	7

Total expense	$(63)	$325

(12)	Concentrations of Credit Risk

The lending activities of BPF create credit risk in the event that counterparties do not fulfill their contractual payment obligations. In particular, BPF is exposed to credit risk related to the Fannie Mae DUS and Freddie Mac TAH loans (see Note 11). As of June 30, 2017, 28% of $5.1 billion of the maximum loss (see Note 11) was for properties located in California. As of December 31, 2016, 29% of $4.7 billion of the maximum loss (see Note 11) was for properties located in California.

(13)	Commitments, Contingencies and Litigation

At June 30, 2017 and December 31, 2016, BPF was committed to fund approximately $311 million and $207 million, respectively, which is the total remaining draws on construction loans originated by BPF under the HUD 221(d)4, 220 and 232 programs, rate locked loans that have not been funded, forward commitments as well as the funding for credit facilities. BPF also has corresponding commitments to sell these loans to various investors as they are funded.

BPF leases office space in a number of offices under non-cancelable operating leases. Future minimum rental payments under the terms of the leases are (in thousands):

As of June 30, 2017
2017	$1,433
2018	2,109
2019	1,072
2020	1,095
2021	1,123
Thereafter	6,480

Total	$13,312

Rent expense is included in Other operating expense in the accompanying consolidated statements of operations (in thousands):

	For the six months ended
	June 30, 2017	June 30, 2016
Rent expense	$1,578	$1,482

Legal accruals are established when a material legal liability is both probable and reasonably estimable. Once established, accruals are adjusted when there is more information available or when an event occurs requiring change. As of June 30, 2017 and December 31, 2016, the Company was not subject to any material litigation.

(14)	Related Party Transactions

BPF’s parent, CCRE, is a real estate finance company that is principally engaged in the origination, pooling and securitization of commercial mortgage loans. Loans are referred to BPF by CCRE (and other entities affiliated with CCRE) and BPF refers loans to CCRE (and other entities affiliated with CCRE). Revenue from these referrals was recognized in Gains from mortgage banking activities, net in the accompanying consolidated statements of operations as follows (in thousands):

	For the six months ended
	June 30, 2017	June 30, 2016
Loans referred to BPC by CCRE and affiliates, net	$18,791	$15,383
Loans referred to CCRE and affiliates by BPC, net	—	338

Total revenue	$18,791	$15,721

The above fees are net of broker fees and commissions to CCRE (and other entities affiliated with CCRE) of $4.0 million for the six months ended June 30, 2017 and $3.1 million for the six months ended June 30, 2016.

On March 11, 2015, BPF and CCRE entered into a note receivable/payable that allows for advances to or from CCRE at an interest rate of 1 month LIBOR plus 1.0%. As of June 30, 2017, there was $130.0 million of outstanding advances due from CCRE on the note and this balance is included in Due from affiliates in the accompanying consolidated balance sheet. As of December 31, 2016, there was $690.0 million of outstanding advances due to CCRE on the note and this balance is included in Due to affiliates in the accompanying consolidated balance sheet. BPF recognized the following in the accompanying consolidated statements of operations (in thousands):

	For the six months ended
	June 30, 2017	June 30, 2016	Statement of Income Location
Interest income	$218	$73	Other interest income
Interest expense	2,428	149	Interest expense—warehouse

For the six months ended June 30, 2017, BPF purchased the primary servicing rights for $0.3 billion of loans originated by CCRE for $0.6 million. BPF also services loans for CCRE on a “fee for service” basis, generally prior to a loan’s sale or securitization, and for which no MSR is recognized. The Company recognized $1.9 million for the six months ended June 30, 2017 and $1.8 million for the six months ended June 30, 2016 as servicing revenue (excludes interest and placement fees) from loans purchased from CCRE on a “fee for service” basis in Servicing fees in the accompanying consolidated statements of operations.

For the year ended December 31, 2016, BPF purchased the primary servicing rights for $2.8 billion of loans originated by CCRE for $3.9 million.

CCRE charges BPF for certain administrative services, including accounting, legal, treasury, human resources, risk management, and facilities management, CCRE and its affiliates provide to BPF. BPF was charged $0.2 million and $0.2 million for the six months ended June 30, 2017 and 2016, respectively. These amounts are included in Other operating expenses in the accompanying consolidated statement of operations.

(15)	Compensation

Origination commissions to BPF’s originators are calculated based on contractual terms. This expense is recognized in Personnel expenses within the consolidated statements of operations. The Company recognized compensation expense of $26.3 million for the six months ended June 30, 2017 and $14.0 million for the six months ended June 30, 2016 for origination commissions.

The Company may pay certain bonuses in the form of deferred cash compensation awards, which generally vest over a future service period. This expense is recognized in Personnel expenses within the consolidated statements of operations. The Company recognized compensation expense of $0.4 million for the six months ended June 30, 2017 and $0.8 million for the six months ended June 30, 2016 related to deferred cash compensation awards. As of June 30, 2017 and December 31, 2016, the total liability for the deferred cash compensation awards was $2.2 million and $2.6 million, respectively, and is included in Accounts payable and accrued expenses in the consolidated balance sheet. As of June 30, 2017 and December 31, 2016, the total notional value of deferred cash compensation was approximately $3.8 million and $4.5 million, respectively.

Certain cash bonus awards are paid subsequent to the balance sheet date and require employee service for a period of time subsequent to payment. This expense is recognized utilizing the graded vesting amortization method in Personnel expenses within the consolidated statements of operations. The Company recognized compensation expense of $5.5 million for the six months ended June 30, 2017 and $4.2 million for the six months ended June 30, 2016, for certain cash bonus awards.

The Company enters into various agreements with certain employees whereby these individuals receive loans that may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan (typically 2 to 3 years). As of June 30, 2017 and December 31, 2016, the aggregate unamortized balance of these loans was $3.0 million and $2.2 million, respectively, which is included in Other assets in the consolidated balance sheet. The amortization expense for these loans, is $1.3 million for the six months ended June 30, 2017 and $0.7 million for the six months ended June 30, 2016 which is included in Personnel expenses in the consolidated statements of operations.

(16)	Escrow and Custodial Funds

In conjunction with the servicing of multi-family and commercial loans, BPF holds escrow and other custodial funds. Escrow funds are held at unaffiliated financial institutions generally in the form of cash and cash equivalents. These funds amounted to approximately $1.6 billion and $1.1 billion, as of June 30, 2017 and December 31, 2016, respectively. These funds are held for the benefit of BPF’s borrowers and are segregated in custodial bank accounts. These amounts are excluded from the assets and liabilities of the Company.

(17)	Fair Value of Financial Instruments

ASC 820, Fair Value Measurement, requires the disclosure of fair value information about financial instruments for which it is practical to estimate that value, whether or not the instrument is recognized on the balance sheet. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are derived by management based on present value estimates of anticipated cash flows.

These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, these estimated fair values may not necessarily be realized in an immediate sale or settlement of the instrument.

The following table represents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as (in thousands):

	As of June 30, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Loans held for sale	$—	$933,850	$—	$933,850
Derivative assets	—	—	19,265	19,265

Total assets	$—	$933,850	$19,265	$953,115

Liabilities:
Derivative liabilities	$—	$—	$8,699	$8,699
Contingent liability	—	—	10,607	10,607

Total liabilities	$—	$—	$19,306	$19,306

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Loans held for sale	$—	$1,071,836	$—	$1,071,836
Derivative assets	—	—	19,924	19,924

Total assets	$—	$1,071,836	$19,924	$1,091,760

Liabilities:
Derivative liabilities	$—	$—	$9,670	$9,670
Contingent liability	—	—	10,390	10,390

Total liabilities	$—	$—	$20,060	$20,060

There were no transfers between level 1, 2 and level 3 for the six months ended June 30, 2017 and 2016.

Derivative instruments are outstanding for short periods of time (generally less than 60 days). A roll forward of assets and liabilities (level 3) that require valuation based upon significant unobservable inputs, is presented below (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs

	Derivative assets and liabilities, net	Contingent liability
Balance at December 31, 2015	$6,300	$10,018
Settlements	(6,300)	—
Net unrealized gains (losses) recorded in earnings	10,254	(372)

Balance at December 31, 2016	$10,254	$10,390

Balance at December 31, 2016	$10,254	$10,390
Settlements	(10,254)	—
Net unrealized gains (losses) recorded in earnings	10,566	(217)

Balance at June 30, 2017	$10,566	$10,607

The following table presents information about significant unobservable inputs used in the measurement of the fair value of the Company’s Level 3 assets and liabilities (in thousands):

June 30, 2017
Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs	Range of Significant Unobservable Inputs
Derivative assets and liabilities:
-Forward sale contracts	$13,292	$2,160	Counterparty credit risk	—
-Rate lock commitments	5,973	6,539	Counterparty credit risk	—
-Contingent liability	—	10,607	Discount rate	4.24%

Total	$19,265	$19,306

December 31, 2016
Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs	Range of Significant Unobservable Inputs
Derivative assets and liabilities:
-Forward sale contracts	$2,100	$—	Counterparty credit risk	—
-Rate lock commitments	17,824	9,670	Counterparty credit risk	—
-Contingent liability	—	10,390	Discount rate	4.23%

Total	$19,924	$20,060

The carrying amounts and the fair value of the Company’s financial instruments as of June 30, 2017 and December 31, 2016, are presented below (in thousands):

	June 30, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$61,458	$61,458	$33,589	$33,589
Restricted cash	52,111	52,111	50,927	50,927
Loans held for sale	933,850	933,850	1,071,836	1,071,836
Derivative assets	19,265	19,265	19,924	19,924

Total	$1,066,684	$1,066,684	$1,176,276	$1,176,276

Liabilities
Derivative liabilities	$8,699	$8,699	$9,670	$9,670
Warehouse notes payable	933,909	933,909	257,969	257,969

Total	$942,608	$942,608	$267,639	$267,639

The following methods and assumptions were used to estimate the fair value of each asset and liability for which it is practicable to estimate that value:

•	Cash and cash equivalents and Restricted cash and cash equivalents—The carrying amounts approximate fair value due to the highly liquid nature and short maturity of these instruments. (Level 1)

•	Loans held for sale—Consists of originated loans that have been sold to third party investors at a fixed price and are generally settled within 30 days from the date of funding. (Level 2)

•	Derivatives—Consists of rate lock commitments and forward sale contracts. These instruments are valued using discounted cash flow models based on changes in market interest rates and other observable market data. (Level 3)

•	Mortgage servicing rights, net—As noted in Note 2 and Note 9, MSRs are initially recorded at fair value and then are subsequently measured using the amortization method. MSRs are assessed for impairment at least annually and a valuation allowance is established if any class or strata within a class of MSRs is deemed to be impaired. At June 30, 2017, certain MSRs were deemed to be impaired by a total of $5,481 and as a result are represented on the consolidated balance sheet at fair value. The fair value of the MSRs measured on a non-recurring basis at June 30, 2017 was $74,748 and are considered to be Level 3 within the fair value hierarchy.

At December 31, 2016, certain MSRs were deemed to be impaired by a total of $7,742 and as a result are represented on the consolidated balance sheet at fair value. The fair value of the MSRs measured on a non-recurring basis at December 31, 2016 was $59,141 and are considered to be Level 3 within the fair value hierarchy.

•	Warehouse notes payable—Consists of borrowings under warehouse line agreements. The borrowing rates on the warehouse lines are based short term London Interbank Offered Rates (LIBOR) plus applicable margins. The carrying amounts approximate fair value due to the short term maturity of these instruments. (Level 2)

•	Contingent liability—Consists of the future liability under the CEA to DB Cayman. The amount due to DB Cayman in March of 2021 is estimated using the financial guaranty liability (see Note 11) and the credit enhancement receivable (see Note 7) and discounted to the balance sheet date using a discount rate equivalent to an estimate of the rate the Company would pay for unsecured debt. (Level 3)

Fair value of derivative instruments and loans held for sale

In the normal course of business, BPF enters into contractual commitments to originate and sell loans at fixed prices with fixed expiration dates. The commitments become effective when the borrowers rate lock their interest rate within time frames established by BPF. Borrowers are evaluated for creditworthiness prior to this commitment. Market risk arises if interest rates move adversely between the time of the rate lock by the borrower and the date the loan is sold to an investor.

To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, BPF enters a sale commitment with an investor simultaneously with the rate lock commitment with the borrower. The sale contract with the investor locks in an interest rate and price for the sale of the loan. The terms of the contract with the investor and the rate lock with the borrower are matched in substantially all respects, with the objective of eliminating interest rate risk to the extent practical. Sale commitments with the investors have an expiration date that is longer than our related commitments to the borrower to allow, among other things, for the closing of the loan and processing of paperwork to deliver the loan into the sale commitment.

Both the rate lock commitments to borrowers and the forward sale contracts to investors are derivatives and, accordingly, are marked to fair value through the statements of operations. The fair value of BPF’s rate lock commitments to borrowers and loans held for sale and the related input levels includes, as applicable:

•	The assumed gain/loss of the expected loan sale to the investor;

•	The expected net future cash flows associated with servicing the loan;

•	The effects of interest rate movements between the date of the rate lock and the balance sheet date; and

•	The nonperformance risk of both the counterparty and BPF.

The fair value of BPF’s forward sales contracts to investors considers effects of interest rate movements between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The gain/loss considers the amount that BPF has discounted the price to the borrower from par for competitive reasons, if at all, and the expected net cash flows from servicing to be received upon sale of the loan. The fair value of the expected net future cash flows associated with servicing the loan is calculated pursuant to the valuation techniques described in Note 9.

To calculate the effects of interest rate movements, BPF uses applicable U.S. Treasury prices, and multiplies the price movement between the rate lock date and the balance sheet date by the notional loan commitment amount.

The fair value of BPF’s forward sales contracts to investors considers the market price movement of the same type of security between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The fair value of BPF’s rate lock commitments and forward sale contracts is adjusted to reflect the risk that the agreement will not be fulfilled. The Company’s exposure to nonperformance in rate lock and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of our counterparties, the short duration of rate lock commitments and forward sales contracts, and the Company’s historical experience with the agreements, management does not believe the risk of nonperformance by the Company’s counterparties to be significant.

The fair value of the Company’s loans held for sale include the gain/loss for pricing discounts and expected net future cash flows and the effect of interest rate movements as described above.

	Fair Value Adjustment Components				Balance Sheet Location
June 30, 2017	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Derivative Contract Assets	Derivative Contract Liabilities	Fair Value Adjustment to Loans Held for Sale
Rate lock commitments	$248,620	$5,973	$(6,539)	$(566)	$5,973	$(6,539)	$—
Forward sale contracts	1,182,529	—	11,132	11,132	13,292	(2,160)	—
Loans held for sale	933,909	4,534	(4,593)	(59)	—	—	(59)

		$10,507	$—	$10,507	$19,265	$(8,699)	$(59)

	Fair Value Adjustment Components				Balance Sheet Location
December 31, 2016	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Derivative Contract Assets	Derivative Contract Liabilities	Fair Value Adjustment to Loans Held for Sale
Rate lock commitments	$201,603	$2,100	$(9,670)	$(7,570)	$2,100	$(9,670)	$—
Forward sale contracts	1,276,032	148	17,676	17,824	17,824	—	—
Loans held for sale	1,074,429	5,413	(8,006)	(2,593)	—	—	(2,593)

		$7,661	$—	$7,661	$19,924	$(9,670)	$(2,593)

(18)	Mortgage Bankers Blanket Bond and Mortgage Impairment Policy

BPF is insured under a fidelity blanket bond. BPF is insured against certain losses due to dishonest employees and, in some cases, certain third parties acting on behalf of BPF. Claims on this type of loss were subject to a $150,000 deductible for the six months ended June 30, 2017 and 2016. BPF is also insured under a mortgage errors and omissions policy covering losses due to errors and omissions relating to mortgagee interest liability to mortgagor and liability to investors. Claims on this type of loss were subject to a $150,000 deductible for the six months ended June 30, 2017 and 2016.

BPF is insured under a mortgage protection insurance policy. The policy covers loans that BPF services under its Fannie Mae DUS and Freddie Mac TAH programs. The policy covers losses that BPF may incur under its risk sharing provisions with Fannie Mae and Freddie Mac (see Note 11) that are a result of catastrophic events that are not required to be covered by the borrowers’ insurance policies. For the six months ended June 30, 2017 and 2016, the coverage limit was $25 million. As of June 30, 2017, claims on this policy were subject to a $50,000 deductible except for flood and earthquake which were subject to the following deductibles:

•	Flood—$500,000

•	Earthquake—$500,000 for California

•	Earthquake—$500,000 for certain high risk counties in 9 other states as outlined in the policy

BPF recognized approximately $0.3 million and $0.3 million in Other operating expenses in the accompanying consolidated statement of operations for the above policies for the six months ended June 30, 2017 and 2016.

(19)	Subsequent Events

On July 17, 2017, CCRE entered into an agreement to sell 100% of the membership interest in BPF to BGC Partners, Inc., an affiliate of CCRE. This transaction closed on September 8, 2017.

The Company has evaluated subsequent events through the date at which the consolidated financial statements were available to be issued, and determined that, other than the transaction noted above, there are no other items to account for or disclose.

The following historical financial statements of Newmark Knight Frank have been recast to include Berkeley Point Financial LLC.

Report of Independent Registered Public Accounting Firm

The Board of Directors

BGC Partners, Inc.

We have audited the accompanying combined balance sheets of Newmark Knight Frank, an unincorporated business segment of BGC Partners, Inc., as of December 31, 2016 and 2015, and the related combined statements of operations, comprehensive income, changes in invested equity and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Berkeley Point Financial LLC, included as combined affiliate of Newmark Knight Frank, which statements reflect total assets constituting 61% in 2016 and 48% in 2015 and total revenues constituting 22% in 2016 and 17% in 2015 of the related combined totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Berkeley Point Financial LLC, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of Newmark Knight Frank at December 31, 2016 and 2015, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

September 8, 2017

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED BALANCE SHEETS

(In thousands)

	December 31,
	2016	2015
Assets:
Current assets:
Cash and cash equivalents	$66,627	$111,430
Restricted cash and cash equivalents	50,927	48,742
Loans held for sale	1,071,836	359,109
Receivables, net	151,169	158,610
Receivable from related parties	108,817	125,842
Other current assets (see Note 13)	33,369	23,186

Total current assets	1,482,745	826,919
Goodwill	412,846	393,028
Mortgage servicing rights, net	339,816	263,913
Loans, forgivable loans and other receivables from employees and partners	184,159	91,732
Fixed assets, net	56,450	25,792
Other intangible assets, net	30,312	27,104
Other assets (see Note 13)	28,360	29,442

Total assets	$2,534,688	$1,657,930

Current Liabilities:
Current portion of accounts payable, accrued expenses and other liabilities (see Note 21)	108,226	89,461
Payable to related parties	889,162	147,488
Warehouse notes payable	257,969	359,633
Accrued compensation	155,017	129,437

Total current liabilities	1,410,374	726,019
Other liabilities (see Note 21)	140,531	127,877

Total liabilities	1,550,905	853,896

Commitments and contingencies

Invested Equity:
BGC Partners’ net investment in Newmark	981,776	800,193
Noncontrolling interests	2,007	3,841

Total invested equity	983,783	804,034

Total liabilities and equity	$2,534,688	$1,657,930

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2016	2015
Revenues:
Commissions	$849,419	$806,931
Gain from mortgage banking activities, net	193,387	115,304
Management services, servicing fees and other	307,177	278,012

Total revenues	1,349,983	1,200,247
Expenses:
Compensation and employee benefits	849,975	816,268
Allocations of net income and grant of exchangeability to limited partnership units	72,318	142,195

Total compensation and employee benefits	922,293	958,463
Operating, administrative and other	185,344	162,316
Fees to related parties	18,010	18,471
Depreciation and amortization	72,197	71,774

Total operating expenses	1,197,844	1,211,024

Other income (losses), net
Other income (loss)	15,279	(460)

Total other income (losses), net	15,279	(460)

Income (loss) from operations	167,418	(11,237)
Interest income, net	3,787	1,867

Income (loss) before income taxes and noncontrolling interests	171,205	(9,370)
Provision (benefit) for income taxes	3,993	(6,644)

Net income (loss)	167,212	(2,726)
Net income (loss) attributable to noncontrolling interests	(1,189)	77

Net income (loss) to BGC Partners	$168,401	$(2,803)

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2016	2015
Net income (loss)	$167,212	$(2,726)

Comprehensive income (loss)	167,212	(2,726)

Less: Comprehensive income (loss) attributable to noncontrolling interests	(1,189)	77

Comprehensive income (loss) attributable to BGC Partners	$168,401	$(2,803)

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

(In thousands)

	BGC’s Net Investment in Newmark	Noncontrolling Interests	Total
Balance, December 31, 2014	$677,219	$6,657	$683,876
Net income/(loss)	(2,803)	77	(2,726)
Distributions to noncontrolling interest	—	(320)	(320)
Purchase of noncontrolling interest	2,573	(2,573)	—
Contributions	123,204	—	123,204

Balance, December 31, 2015	$800,193	$3,841	$804,034
Net income/(loss)	168,401	(1,189)	167,212
Distributions to noncontrolling interest	—	(311)	(311)
Purchase of noncontrolling interest	344	(344)	—
Contributions	12,848	—	12,848

Balance, December 31, 2016	$981,776	$2,007	$983,783

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$167,212	$(2,726)
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on originated mortgage servicing rights	(126,547)	(71,873)
Depreciation and amortization	72,197	71,774
Employee loan amortization and impairment	25,791	49,062
Change in fair value of contingent consideration	(17,348)	—
Unrealized losses (gains) on loans held for sale	1,537	2,458
Amortization of deferred financing costs	1,237	1,153
Provision for uncollectible accounts	(1,099)	172
Deferred tax benefit	(1,141)	(11,281)
Loan originations—loans held for sale	(7,691,573)	(5,210,160)
Loan sales—loans held for sale	6,977,308	5,633,773

Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(2,185)	(335)
Receivables, net	9,462	(17,311)
Loans, forgivable loans and other receivables from employees and partners	(118,222)	(80,202)
Other assets	(7,643)	23,021
Accrued compensation	29,751	(12,847)
Accounts payable, accrued expenses and other liabilities	34,925	12,473

Net cash (used in) provided by operating activities	(646,338)	387,151

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired, net of purchases of noncontrolling interest	518	2,655
Purchases of fixed assets	(27,260)	(12,133)
Payments to related parties	(175,000)	(265,000)
Borrowings from related parties	175,000	265,000
Purchase of mortgage servicing rights	(7,676)	(9,259)

Net cash used in investing activities	(34,418)	(18,737)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from warehouse notes payable	7,691,573	5,210,160
Principal payments on warehouse notes payable	(7,793,238)	(5,628,709)
Payments to related parties	(1,186,910)	(664,540)
Borrowings from related parties	1,937,601	742,631
Distributions to noncontrolling interest	(311)	(320)
Payments on acquisition earn-outs	(11,433)	(9,507)
Payment of deferred financing costs	(1,329)	(831)

Net cash provided by (used in) financing activities	635,953	(351,116)

Net increase (decrease) in cash and cash equivalents	(44,803)	17,298
Cash and cash equivalents at beginning of period	111,430	94,132

Cash and cash equivalents at end of period	$66,627	$111,430

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$11,693	$8,838
Taxes	$79	$131

Supplemental disclosure of noncash investing activities from acquisitions:
Net assets contributed by BGC Partners’ (see Note 3)	$20,901	$116,676

Supplemental noncash activity:
Total stockholders’ equity	$—	$1,130
Noncontrolling interest	$—	$(1,130)

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

Notes to Combined Financial Statements

December 31, 2016 and December 31, 2015

(In thousands, except units)

(1)	Organization and Basis of Presentation

Newmark Knight Frank, formerly known as Newmark Grubb Knight Frank, (which may be referred to as “Newmark” or “NKF”), is a leading commercial real estate services firm. Newmark offers commercial real estate tenants, owner-occupiers, investors and developers a wide range of services, including leasing and corporate advisory, investment sales and real estate finance, origination of and servicing of commercial mortgage loans, valuation, project and development management and property and facility management.

Newmark was formed through BGC Partners Inc.’s (“BGC Partners” or “BGC”) purchase of Newmark & Co. and certain of its affiliates in 2011. BGC Holdings, L.P. (“BGC Holdings”) is a consolidated subsidiary of BGC for which BGC is the general partner. A majority of the voting power of BGC Partners is held by Cantor Fitzgerald, L.P. and its affiliates, which we refer to as “Cantor.”

On July 17, 2017, BGC’s Board of Directors approved the acquisition of Berkeley Point Financial (“BPF”) from a Cantor controlled affiliate (“the BPF acquisition”). The transaction closed on September 8, 2017, and BPF will become part of Newmark. The acquisition of BPF by Newmark has been determined to be a combination of entities under common control that will result in a change in the reporting entity. Accordingly, financial results of NKF have been retrospectively adjusted to include the financial results of BPF in the current and prior periods presented.

BGC’s Board of Directors also approved proceeding with a plan to spin-off NKF into a separate public entity subsequent to the closing of the BPF acquisition. The spin-off is expected to be completed approximately six months after the completion of the initial public offering of NKF and subject to final board approval prior to completion.

(a)	Basis of Presentation

NKF’s combined financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The NKF combined financial statements were prepared on a stand-alone basis derived from the financial statements and accounting records of BGC. For the periods presented, NKF was an unincorporated reportable segment of BGC. These combined financial statements reflect the historical results of operations, financial position and cash flows of NKF as it was historically managed and adjusted to conform with U.S. GAAP. These combined financial statements are presented as if NKF had operated on a stand-alone basis for all periods presented. NKF’s combined financial statements include all of the BGC subsidiaries that comprise the real estate segment, all of which are controlled by BGC.

On September 8, 2017, BGC acquired from Cantor Commercial Real Estate Company, LP (“CCRE”), 100% of the equity of BPF. BPF is a leading commercial real estate finance company focused on the origination and sale of multifamily and other commercial real estate loans through government-sponsored and government-funded loan programs, as well as the servicing of commercial real estate loans. This transaction has been determined to be a combination of entities under common control that resulted in a change in the reporting entity. Accordingly, the financial results of NKF have been retrospectively adjusted to include the financial results of BPF in the current and prior periods as if BPF had always been combined.

The following tables summarize the impact of the transaction to NKF’s combined balance sheets and to NKF’s combined statements of operations for the years ended December 31, 2016 and 2015 (in thousands):

	December 31, 2016
	As Previously Reported	Retrospective Adjustments	As Retrospectively Adjusted
Total assets	$995,491	1,539,197	$2,534,688

Total liabilities	491,510	1,059,395	1,550,905
Total invested equity	503,981	479,802	983,783

Total liabilities and equity	$995,491	$1,539,197	$2,534,688

	Twelve Months Ended December 31, 2016
	As Previously Reported	Retrospective Adjustments	As Retrospectively Adjusted
Income (loss) before income taxes and noncontrolling interests	$45,295	125,910	$171,205

Net income (loss)	41,382	125,830	167,212
Net income (loss) attributable to noncontrolling interests	(1,189)	—	(1,189)

Net income (loss) to BGC	$42,571	$125,830	$168,401

	December 31, 2015
	As Previously Reported	Retrospective Adjustments	As Retrospectively Adjusted
Total assets	$857,052	800,878	$1,657,930

Total liabilities	407,619	446,277	853,896
Total invested equity	449,433	354,601	804,034

Total liabilities and equity	$857,052	$800,878	$1,657,930

	Twelve Months Ended December 31, 2015
	As Previously Reported	Retrospective Adjustments	As Retrospectively Adjusted
Income (loss) before income taxes and noncontrolling interests	$(67,535)	58,165	$(9,370)

Net income (loss)	(60,768)	58,042	(2,726)
Net income (loss) attributable to noncontrolling interests	77	—	77

Net income (loss) to BGC	$(60,845)	$58,042	$(2,803)

Intercompany balances and transactions within NKF have been eliminated. Transactions between Cantor and BGC with NKF pursuant to service agreements between BGC and Cantor (Note 19), represent valid receivables and liabilities of NKF, which are periodically cash settled, have been included in the Combined Financial Statements as either Receivables to or Payables from Related Parties. Additionally, certain other transactions between BGC and NKF are contributions of BGC’s net investment in NKF including acquisitions (Note 3).

NKF receives administrative services to support its operations, and in return, Cantor and BGC allocate certain of their expenses to NKF. Such expenses represent costs related, but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other services. These costs, together with an allocation of Cantor and BGC overhead costs, are included as expenses in the Combined Statements of Operations. Where it is possible to specifically attribute such expenses to activities of NKF, these amounts have been expensed directly to NKF. Allocation of all other such expenses is based on a services agreement between BGC and Cantor which reflects the utilization of service provided or benefits received by NKF during the periods presented on a consistent basis, such as headcount, square footage, revenue, etc. Management believes the assumptions underlying the stand-alone financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by NKF during the periods presented. However, these shared expenses may not represent the amounts that would have been incurred had NKF operated independently from Cantor and BGC. Actual costs that would have been incurred if NKF had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure. For an additional discussion of expense allocations, see Note 19.

BGC uses a centralized approach to cash management. Accordingly, excess cash and cash equivalents are held by BGC at the corporate level and were not attributed to NKF for any of the periods presented. Transfers of cash, both to and from BGC’s centralized cash management system, are reflected as a related party receivable or payable on the Combined Balance Sheet and as part of the change in payments to and borrowings from related parties in the financing section within the accompanying Combined Statement of Cash Flows. Debt obligations of BGC have not been included in the Combined Financial Statements of NKF, because NKF is not a party to the obligation between BGC and the debt holders.

The income tax provision in the Combined Statements of Operations and Comprehensive Income has been calculated as if NKF was operating on a stand-alone basis and filed separate tax returns in the jurisdiction in which it operates. NKF’s operations have historically been included in the BGC U.S. federal and state tax returns. BGC’s global tax model has been developed based on its entire portfolio of businesses. Therefore cash tax payments and items of current and deferred taxes may not be reflective of NKF’s actual tax balances prior to or subsequent to NKF operating as a stand-alone company.

The combined financial statements contain all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the combined balance sheets, the combined statements of operations, the combined statements of comprehensive income, the combined statements of cash flows and the combined statements of changes in invested equity of NKF for the periods presented.

(b)	Recently Adopted Financial Statements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern, which relates to disclosure of uncertainties about an entity’s ability to continue as a going concern. The ASU provides additional guidance on management’s responsibility to evaluate the condition of an entity and the required disclosures based on this assessment. The amendments in this update are effective for the annual period ending after December 15, 2016, and early application is permitted. The adoption of this FASB guidance did not impact NKF’s combined financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendment eliminates the deferral of certain consolidation standards for entities considered to be investment companies and modifies the consolidation analysis performed on certain types of legal entities. The guidance was effective beginning January 1, 2016 and early adoption was permitted. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest, which relates to simplifying the presentation of debt issuance costs. This ASU requires that debt issuance costs related to a recognized liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for the annual period beginning January 1, 2016 for NKF. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. This ASU requires adjustments to provisional amounts that are identified during the measurement period of a business combination to be recognized in the reporting period in which the adjustment amounts are determined. Acquirers are no longer required to revise comparative information for prior periods as if the accounting for the business combination had been completed as of the acquisition date. The guidance was effective beginning January 1, 2016. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification of related amounts within the statement of cash flows. The new standard was effective for NKF beginning January 1, 2017, and early adoption was permitted. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

(c)	New Accounting Pronouncements

The FASB has recently issued five ASUs related to revenue recognition (“new revenue recognition guidance”), all of which will become effective for the company on January 1, 2018. The ASUs issued are: (1) in May 2014, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606);” (2) in March 2016, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net);” (3) in April 2016, ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing;” (4) in May 2016, ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-scope Improvements and Practical Expedients;” and (5) in December 2016, ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue From Contracts with Customers.” ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and will replace most existing revenue recognition guidance under GAAP. This ASU permits the use of either the retrospective or cumulative effect transition method. ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. ASU 2016-10 clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. ASU 2016-12 clarifies guidance in certain narrow areas and adds some practical expedients. ASU 2016-20 also clarifies guidance in certain narrow areas and adds optional exemptions to certain disclosure requirements.

We plan to adopt the new revenue recognition guidance in the first quarter of 2018 and are evaluating the application of a transition method. We continue to evaluate the impact that adoption of these updates will have on our combined financial statements and related disclosures. Based on our initial assessment, the impact of the application of the new revenue recognition guidance will likely result in an acceleration of some revenues that are based, in part, on future contingent events. For example, some brokerage revenues from leasing commissions in various countries where we operate will get recognized earlier. Under current GAAP, a portion of these commissions are deferred until a future contingency is resolved (e.g. tenant move-in or payment of first month’s rent). Under the new revenue guidance, NKF’s performance obligation may be satisfied at lease signing and therefore the portion of the commission that is contingent on a future event would likely be recognized earlier if deemed not subject to significant reversal. We are currently evaluating the impact of principal versus agent guidance in relation to third-party costs which are billed to clients in association with facilities management services and the impact on our combined financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income unless the investments qualify for the new practicability exception. Entities will also have to record changes in instrument-specific credit risk for financial liabilities measured under the fair value option in other comprehensive income. In addition, entities will be required to present enhanced disclosures of financial assets and financial liabilities. The guidance is effective beginning January 1, 2018, with early adoption of certain provisions of the ASU permitted. Management is currently evaluating the impact of the new guidance on NKF’s combined financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. The guidance is effective beginning January 1, 2019, with early adoption permitted. Management is currently evaluating the impact of the new guidance on NKF’s combined financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments, which makes changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will become effective for NKF beginning with the first quarter of 2018 and will require adoption on a retrospective basis. Management is currently evaluating the impact of the new guidance on NKF’s combined financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The new standard will become effective for the Company beginning January 1, 2018 and will require adoption on a retrospective basis. The adoption of this FASB guidance will not have a material impact on NKF’s combined financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new standard will become effective for the Company beginning January 1, 2020 and will be applied on a prospective basis, and early adoption is permitted. The adoption of this FASB guidance is not expected to have a material impact on NKF’s combined financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of providing additional guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard will become effective for the Company beginning January 1, 2018 and will be applied on a prospective basis. The adoption of this FASB guidance is not expected to have a material impact on the NKF’s combined financial statements.

(2)	Summary of Significant Accounting Policies

Use of Estimates:

The preparation of NKF’s combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these combined financial statements. Management believes that the estimates utilized in preparing these combined financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from the estimates included in NKF’s combined financial statements.

Revenue Recognition:

Commissions:

Commission revenues from real estate transactions are recognized once performance obligations under the commission arrangement are satisfied. Terms and conditions of a commission arrangement may include execution of the lease agreement and satisfaction of future contingencies such as tenant occupancy. In most cases, a portion of the commission is earned upon execution of the lease agreement, with the remaining portion contingent on a future event, typically tenant occupancy; revenue recognition for the remaining portion is deferred until all contingencies are satisfied.

Commission revenues from sales brokerage transactions are recognized at the time the service has been provided and the commission becomes legally due, except when future contingencies exist. In most cases, close of escrow or transfer of title is a future contingency, and revenue recognition is deferred until all contingencies are satisfied.

Gains from mortgage banking activities, net:

Gains from mortgage banking activities, net are recognized when a derivative asset is recorded upon the commitment to originate a loan with a borrower and sell the loan to an investor. The derivative is recorded at fair value and includes loan origination fees, sales premiums and the estimated fair value of the expected net servicing cash flows. Gains from mortgage banking activities, net are recognized net of related fees and commissions to affiliates or third party brokers. For loans the Company brokers, gains from mortgage banking activities are recognized when the loan is closed.

Management services, servicing fees and other:

Management services revenues include property management, facilities management and project management. Management fees are recognized at the time the related services have been performed, unless future contingencies exist. In addition, in regard to management and facility service contracts, the owner of the property will typically reimburse NKF for certain expenses that are incurred on behalf of the owner, which are comprised primarily of on-site employee salaries and related benefit costs. The amounts which are to be reimbursed per the terms of the services contract are recognized as revenue in the same period as the related expenses are incurred. In certain instances, NKF subcontracts property management services to independent property managers, in which case NKF passes a portion of its property management fee on to the subcontractor, and NKF retains the balance. Accordingly, NKF records these fees gross of the amounts paid to subcontractors and the amounts paid to subcontractors are recognized as expenses in the same period.

Servicing fees are earned for servicing mortgage loans and are recognized on an accrual basis over the lives of the related mortgage loans. Also included in servicing fees are the fees earned on prepayments, interest and placement fees on borrowers’ escrow accounts and other ancillary fees.

Fees to Related Parties:

NKF is allocated fees from Cantor and BGC for back-office services provided by Cantor and its affiliates, including occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services and information technology. Fees are expensed as they are incurred.

Segments:

NKF has a single operating segment. NKF is a real estate services firm offering services to commercial real estate tenants, owner occupiers, investors and developers, leasing and corporate advisory, investment sales and real estate finance, consulting, origination of and servicing of commercial mortgage loans, valuation, project and development management and property and facility management. The chief operating decision maker regardless of geographic location evaluates the operating results of NKF as total real estate and allocates resources accordingly. For the years ended December 31, 2016 and 2015, NKF recognized revenues as follows:

	Year Ended December 31,
	2016	2015
Leasing and other commissions	$513,812	$539,725
Capital markets	335,607	267,206
Gains from mortgage banking activities, net	193,387	115,304
Management services, servicing fees and other	307,177	278,012

Total revenues	$1,349,983	$1,200,247

Fair Value:

The FASB issued guidance that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and Cash Equivalents:

NKF considers all highly liquid investments with original maturities of 90 days or less at the date of acquisition to be cash equivalents. Cash and cash equivalents are held with banks as deposits.

Restricted Cash and Cash Equivalents:

Restricted cash represents cash set aside for amounts pledged for the benefit of Fannie Mae and Freddie Mac to secure NKF’s financial guarantee liability.

Loans Held for Sale (LHFS):

NKF maintains commercial mortgage loans for the purpose of sale to government sponsored enterprises (“GSEs”). Prior to funding NKF enters into an agreement to sell the loans to third party investors at a fixed price. NKF has elected the fair value option to carry LHFS at fair market value. During the period prior to sale, interest income is calculated and recognized in accordance with the terms of the individual loan.

Derivative Financial Instruments:

NKF has loan commitments to extend credit to third parties. The commitments to extend credit are for mortgage loans at a specific rate (rate lock commitments). These commitments generally have fixed expiration dates or other termination clauses and may require a fee. NKF is committed to extend credit to the counterparty as long as there is no violation of any condition established in the commitment contracts.

NKF simultaneously enters into an agreement to deliver such mortgages to third party investors at a fixed price (forward sale contracts).

Both the commitment to extend credit and the forward sale commitment qualify as derivative financial instruments. NKF recognizes all derivatives on the combined balance sheet as assets or liabilities measured at fair value. The change in the derivatives fair value is recognized in current period earnings.

Mortgage Servicing Rights, net (MSR):

NKF has identified the following classes of MSRs:

1.	Primary servicing MSRs relating to all loans that NKF is the primary servicer.

2.	Limited servicing MSRs related to all loans that NKF performs limited servicing.

Primary servicing

NKF initially recognized and measures the rights to service mortgage loans at fair value and subsequently measures them using the amortization method. NKF recognizes rights to service mortgage loans as separate assets at the time the underlying originated mortgage loan is sold and the value of those rights is included in the determination of the gain on loans held for sale.

Purchased MSRs, including MSRs purchased from CCRE are initially recorded at fair value and subsequently measured using the amortization method.

NKF receives up to a 3 basis point servicing fee and/or up to 1 basis point surveillance fee on certain Freddie Mac loans after the loan is securitized in a Freddie Mac pool (Freddie Mac Strip). The Freddie Mac Strip is also recognized at fair value and subsequently measured using the amortization method, but is recognized as a MSR at the securitization date.

MSRs are assessed for impairment, at least on an annual basis, based upon the fair value of those rights as compared to the amortized cost. Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. In using this valuation method, NKF incorporates assumptions that management believes market participants would use in estimating future net servicing income. It is reasonably possible, such estimates may change. NKF amortizes the mortgage servicing rights in proportion to and over the period of, the projected net servicing income. For purposes of impairment evaluation and measurement, NKF stratified MSRs based on predominant risk characteristics of the underlying loans, primarily by investor type (Fannie Mae/Freddie Mac, FHA/GNMA, CMGS and other). To the extent that the carrying value exceeds fair value of a specific MSR strata a valuation allowance is established, which is adjusted in the future as the fair value of MSRs increases or decreases. Reversals of valuation allowances cannot exceed the amortized costs.

Limited servicing

Limited servicing rights entitle NKF to perform certain limited serving, such as collection of borrower financial statements and/or performing property inspections, are purchased from CCRE and are initially recorded at fair value. Fair value determination and impairment evaluation for limited servicing MSRs are the same as the policies above for primary servicing rights.

Receivables, Net:

NKF has accrued commission’s receivable from real estate brokerage transactions and management services and servicing fee receivables from contractual management assignments. Receivables are presented net of allowance for doubtful accounts of $11,371 and $17,866 as of December 31, 2016 and 2015, respectively. The allowance is based on management’s estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Fixed Assets, Net:

Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are depreciated over their estimated useful lives as follows:

Leasehold improvements and other fixed assets	shorter of the remaining term of lease or useful life

Software, including software development costs	3-5 years straight-line

Computer and communications equipment	3-5 years straight line

Investments:

NKF’s combined financial statements include the accounts of NKF and its wholly owned and majority-owned subsidiaries. NKF’s policy is to consolidate all entities of which it owns more than 50% unless it does not have control over the entity.

Long-Lived Assets:

NKF periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of FASB guidance, Accounting for the Impairment or Disposal of Long-Lived Assets, and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Goodwill and Other Intangible Assets, Net:

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in FASB guidance, Intangibles—Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized, but instead are periodically tested for impairment. NKF reviews goodwill and other indefinite-lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. When reviewing goodwill for impairment, NKF first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. NKF performed impairment evaluations for the year ended December 31, 2016 and concluded that there was no impairment of its goodwill or indefinite-lived intangible assets.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Definite-lived intangible assets arising from business combinations include trademark and trade name, contractual and non-contractual customers, non-compete agreements and brokerage backlog.

Income Taxes

NKF accounts for income taxes using the asset and liability method as prescribed in FASB guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of NKF’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in New York City. Therefore, the tax liability or benefit related to the partnership income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partners’ tax liability or benefit is not reflected in NKF’s combined financial statements. The tax-related assets, liabilities, provisions or benefits included in NKF’s combined financial statements also reflect the results of the entities that are taxed as corporations, either in the U.S. or in foreign jurisdictions.

NKF income taxes as presented are calculated on a separate return basis, although NKF’s operations have historically been included in BGC’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. As NKF operations in many jurisdictions are unincorporated commercial units of BGC and its subsidiaries, stand-alone tax returns have not been filed for the operations in these jurisdictions. Accordingly, NKF’s tax results as presented are not necessarily reflective of the results that NKF would have generated on a stand-alone basis.

NKF provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. NKF recognizes interest and penalties related to income tax matters in “operating, administrative and other” in NKF’s combined statements of operations.

A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, the existence of cumulative losses in the most recent fiscal years, estimates of future taxable income and the feasibility of tax planning strategies.

The measurement of current and deferred income tax assets and liabilities is based on provisions of enacted tax laws and involves uncertainties in the application of tax regulations in the U.S. and other tax jurisdictions. Because our interpretation of complex tax law may impact the measurement of current and deferred income taxes, actual results may differ from these estimates under different assumptions regarding the application of tax law.

Equity-Based and Other Compensation:

NKF accounts for equity-based compensation under the fair value recognition provisions of the FASB guidance. Equity-based compensation expense recognized during the period is based on the value of the portion of equity-based payment awards that is ultimately expected to vest. The grant-date fair value of equity-based awards is amortized to expense ratably over the awards’ vesting periods. As equity-based compensation expense recognized in NKF’s combined statements of operations is based on awards ultimately expected to vest, it has been reviewed for estimated forfeitures. Further, FASB guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Restricted Stock Units:

Restricted stock units (“RSUs”) are provided by BGC to certain employees of NKF and are accounted for by NKF as equity awards, and as per FASB guidance, NKF is required to record an expense for the portion of the RSUs that is ultimately expected to vest. The grant-date fair value of RSUs is amortized to expense ratably over the awards’ vesting periods. The amortization is reported in “compensation and employee benefits” in NKF’s combined statements of operations.

Limited Partnership Units:

NKF participates in BGC’s Global Compensation plan by which employees receive limited partnership units in BGC Holdings. Employees receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. The quarterly allocations of net income on such limited partnership units are reflected as “allocations of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

Certain of these limited partnership units entitle the holders to receive post-termination payments equal to the notional amount in four equal yearly installments after the holder’s termination. These limited partnership units are accounted for as post-termination liability awards, which require that NKF record an expense for such awards based on the change in value at each reporting period and include the expense in NKF’s combined statements of operations as part of “compensation and employee benefits.” The liability for limited partnership units with a post-termination payout amount is included in “accrued compensation” on NKF’s combined balance sheet.

Certain limited partnership units are granted exchangeability into BGC Class A common stock on a one-for-one basis (subject to adjustment). At the time exchangeability is granted, NKF recognizes an expense based on the fair value of the award on that date, which is included in “Allocations of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

BGC has also awarded Preferred Units to employees of NKF. Each quarter, the net profits of BGC Holdings are allocated to such units at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation (the “Preferred Distribution”), which is deducted before the calculation and distribution of the quarterly partnership distribution for the remaining partnership units. The Preferred Units are not entitled to participate in partnership distributions other than with respect to the Preferred Distribution. Preferred Units may not be made exchangeable into BGC’s Class A common stock and are only entitled to the Preferred Distribution. The quarterly allocations of net income on Preferred Units are reflected in “Allocation of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

Loans, Forgivable Loans and Other Receivables from Employees and Partners:

NKF has entered into various agreements with certain of its employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individual receives on some or all of their limited partnership units or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan. From time to time, NKF may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements. Management reviews the loan balances each reporting period for collectability. If a portion of the loan balances is not expected to be collectable, a reserve against the loan balance is recognized.

Noncontrolling Interest in Subsidiaries:

Noncontrolling interest in subsidiaries represents third party ownership interests in NKF’s combined subsidiaries.

(3)	Acquisitions

On September 8, 2017, BGC acquired from CCRE 100% of the equity of BPF. This transaction has been determined to be a combination of entities under common control that resulted in a change in the reporting entity.

On February 26, 2016, NKF completed the acquisition of Rudesill-Pera Multifamily, LLC (“Memphis Multifamily”). Memphis Multifamily is a multifamily brokerage firm operating in Memphis and the Mid-South Region.

On June 17, 2016, NKF completed the acquisition of The CRE Group, Inc. (“CRE Group”). CRE Group is a real estate services provider focused on the project management, construction management and Leadership in Energy and Environmental Design (“LEED”) consulting.

On September 13, 2016, NKF acquired several management agreement contracts from John Buck Company, LLC and Buck Management Group, LLC.

On September 30, 2016, NKF completed the acquisition of Continental Realty, Ltd. (“Continental Realty”), a Columbus, Ohio-based company. Continental Realty specializes in commercial realty brokerage and property management throughout Ohio.

On October 18, 2016, the Company announced that it had completed the acquisition of Newmark Grubb Mexico City. Newmark Grubb Mexico City is a tenant advisory firm in the Mexico City area.

On December 14, 2016, the Company completed the acquisition of Walchle Lear Multifamily Advisors (“Walchle Lear”). Walchle Lear is a Jacksonville, Florida based multifamily company specializing in investment sales.

For the year ended December 31, 2016, the following tables summarize the components of the purchase consideration transferred, and the preliminary allocation of the assets acquired and liabilities assumed, for all other acquisitions based on the fair values of the acquisition date. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

As of the Acquisition Date
Assets
Cash and cash equivalents	$851
Receivables, net	922
Goodwill	19,818
Intangibles assets, net	7,265
Other assets	452

Total Assets	29,308

Current liabilities
Accounts payable and accrued expenses	1,981
Deferred consideration	5,723
Accrued compensation	703

Total Liabilities	8,407

Net assets acquired	$20,901

The total consideration for acquisitions during the year ended December 31, 2016 was approximately $26,624 in total fair value, comprised of cash, shares of BGC’s common stock and BGC Holdings limited partnership units. The total consideration included contingent consideration of approximately 166,894 restricted shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,545), 285,354 BGC Holdings limited partnership units (with an acquisition date fair value of approximately $2,590) and $5,621 in cash that may be issued contingent on certain targets being met through 2021. The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $19,818, of which $995 is deductible by NKF for tax purposes.

During the year ended December 31, 2016, an agreement with the sellers of a prior acquisition was entered into, whereby certain consideration was reduced, which resulted in the return to BGC of 1,600,000 partnership units (with an acquisition date fair value of $14,900), the reduction of future cash earn-outs of $17,300 and a repayment to NKF of $1,000 in cash. As a result, NKF recognized $18,300 (comprised of $17,300 earn-out reduction and $1,000 cash received) in “other income (loss)” in NKF’s combined statements of operations.

These acquisitions are accounted for using the purchase method of accounting. The results of operations of these acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition, which in aggregate contributed $8,443 to our revenue for the year ended December 31, 2016.

During 2015, NKF acquired nine separate companies operating under the Apartment Realty Advisors (“ARA”) brand, each a separate privately held, full-service investment brokerage network focusing exclusively on the multi-housing industry. ARA was a leader in multi-housing investment brokerage and we now operate our multi-housing investment practice as ARA, a Newmark Company.

During May 2015, NKF completed the acquisition of Computerized Facility Integration, LLC (“CFI”). CFI is a premier real estate strategic consulting and systems integration firm that provides corporate real estate, facilities management, and enterprise asset management information consulting and technology solutions.

During July 2015, NKF completed the acquisition of Excess Space. Excess Space is a full service brokerage firm that focuses its business model around surplus real estate disposition and lease restructuring for retailers.

In December 2015, NKF completed the acquisition of Steffner Commercial Real Estate, LLC and Cincinnati Commercial Real Estate, Inc., each a full service commercial real estate advisory practice operating in the Memphis and Cincinnati regions, respectively.

The following tables summarize the components of the purchase consideration transferred and the preliminary allocation of the assets acquired and liabilities assumed for the CFI acquisition based on the fair values as of the acquisition date. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

May 20, 2015
Assets:
Cash and cash equivalents	$1,083
Receivable, net	5,028
Fixed assets, net	992
Goodwill	63,839
Other intangible assets, net	6,944
Other assets	816

Total assets	78,702

Current liabilities:
Accounts payable and accrued expenses	5,243
Deferred consideration	16,544
Accrued compensation	433

Total liabilities	22,220

Net assets acquired	$56,482

The total consideration for CFI was approximately $73,026 in total fair value, comprised of cash, shares of BGC’s common stock and BGC Holdings limited partnership units. The total consideration included contingent consideration of approximately $16,544 in cash that may be issued contingent on certain targets being met through 2018. The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $63,839, of which $6,384 is deductible by NKF for tax purposes.

The following tables summarize the components of the purchase consideration transferred, and the preliminary allocation of the assets acquired and liabilities assumed, for all other acquisitions based on the fair values of the acquisition date in 2015. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

As of the acquisition date
Assets:
Cash and cash equivalents	$2,373
Receivable, net	1,112
Fixed assets, net	3
Goodwill	66,578
Other intangible assets, net	2,740
Other assets	98

Total assets	72,904

Current liabilities:
Accounts payable and accrued expenses	119
Deferred consideration	9,534
Accrued compensation	2,767

Total liabilities	12,420

Net assets acquired	$60,484

Goodwill includes the in-place workforce, which allows the Company to continue serving its existing client base, begin marketing to potential clients and avoid significant costs reproducing the workforce.

These acquisitions are accounted for using the purchase method of accounting. The results of operations of CFI and all other acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition, which in aggregate contributed $14,961 and $33,906 to our revenue for the year ended December 31, 2015, respectively.

The total consideration for all other acquisitions during the year ended December 31, 2015, was approximately $70,018 in total fair value, comprised of cash, shares of BGC’s common stock and BGC Holdings limited partnership units. The total consideration included contingent consideration of approximately 420,520 restricted shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $3,729), 1,631,011 BGC Holdings limited partnership units (with an acquisition date fair value of approximately $14,359) and $8,133 in cash that may be issued contingent on certain targets being met through 2018. The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $66,578, of which $3,290 is deductible by NKF for tax purposes.

Consideration for all acquisitions was paid or issued by BGC. BGC then subsequently contributed the net assets (inclusive of goodwill and intangible assets) of the acquired companies to NKF. This is reflected as a Contribution in the Combined Statement of Changes in Invested Equity.

The results of operations of NKF’s acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition. NKF has made a preliminary allocation of the consideration to the assets acquired and liabilities assumed, as of the acquisition date, and expects to finalize its analysis with respect to acquisitions within the first year after the completion of the transaction. Therefore, adjustments to preliminary allocations may occur.

(4)	Cost Method Investments

NKF acquired investments for which it does not have the ability to exert significant influence over operating and financial policies. The investments are generally accounted for using the cost method of accounting in accordance with FASB guidance, Investments—Other. As of December 31, 2016 and 2015, the carrying value of the cost method investments were $2,896 and $2,596, respectively and are included in Other assets on the Combined Balance sheets.

(5)	Capital and Liquidity Requirements

NKF is subject to various capital requirements in connection with seller/servicer agreements that NKF has entered into with the various GSEs. Failure to maintain minimum capital requirements could result in NKF’s inability to originate and service loans for the respective GSEs and could have a direct material adverse effect on NKF’s combined financial statements. Management believes that as of December 31, 2016 and 2015 that NKF has met all capital requirements. As of December 31, 2016, the most restrictive capital requirement was Fannie Mae’s net worth requirement. NKF exceeded the minimum requirement by $378.6 million.

Certain of NKF’s agreements with Fannie Mae allow NKF to originate and service loans under Fannie Mae’s DUS Program. These agreements require NKF to maintain sufficient collateral to meet Fannie Mae’s restricted and operational liquidity requirements based on a pre-established formula. Certain of NKF’s agreements with Freddie Mac allow NKF to service loans under Freddie Mac’s Targeted Affordable Housing Program (TAH). These agreements require NKF to pledge sufficient collateral to meet Freddie Mac’s liquidity requirement of 8% of the outstanding principal of TAH loans serviced by NKF. Management believes that as of December 31, 2016 and 2015 that NKF has met all liquidity requirements.

In addition, as a servicer for Fannie Mae, GNMA and FHA, NKF is required to advance to investors any uncollected principal and interest due from borrowers. At December 31, 2016 and 2015, outstanding borrower advances were approximately $106 thousand and $19 thousand, respectively, and are included in Other assets in the accompanying consolidated balance sheet.

(6)	Loans Held for Sale (LHFS)

ASC 825, Financial Instruments, provides entities with an option to measure financial instruments at fair value. NKF initially and subsequently measures all loans held for sale at fair value on the accompanying combined balance sheet. The fair value measurement falls within the definition of a Level 2 measurement (significant other observable inputs) within the fair value hierarchy. Loans held for sale represent originated loans that are typically sold within 45 days from the date of the mortgage loan is funded. Electing to use fair value allows a better offset of the change in the fair value of the loan and the change in fair value of the derivative instruments used as economic hedges. During the period prior to its sale, interest income on a loan held for sale is calculated in accordance with the terms of the individual loan and is recorded in management services, servicing fees and other in the combined statements of operations. Loans held for sale had a cost basis and fair value as follows (in thousands):

	Cost Basis	Fair Value
December 31, 2016	$1,074,429	$1,071,836
December 31, 2015	360,164	359,109

As of December 31, 2016 and 2015 there were no loans held for sale that were 90 days or more past due or in nonaccrual status.

(7)	Derivatives

NKF accounts for its derivatives at fair value, and recognized all derivatives as either assets or liabilities in its combined balance sheet. In its normal course of business, NKF enters into commitments to extend credit for mortgage loans at a specific rate (rate lock commitments) and commitments to deliver these loans to third party investors at a fixed price (forward sale contracts). These transactions are accounted for as derivatives.

The fair value and notional balances of NKF’s derivatives for rate lock commitments and forward sale contracts can be found in Note 18.

The fair value of NKFs derivatives for rate lock commitments and forward sale contracts are as follows (in thousands) and are included in gains from mortgage banking activities and compensation and employee benefits in the accompanying combined statement of operations.

	Location of gain (loss) recognized in income from derivatives	December 31,
		2016	2015
Derivatives not designated as hedging instruments:
Rate lock commitments	Gains from mortgage banking activities	$284	$484
Rate lock commitments	Compensation and employee benefits	(724)	(463)
Forward sale contracts	Gain from mortgage banking activity	8,101	5,223

		$7,661	$5,244

Derivative assets and derivative liabilities are included in other current assets and current portion of accounts payable, accrued expenses and other liabilities, respectively.

(8)	Credit Enhancement Receivable, Contingent Liability and Credit Enhancement Deposit

NKF is a party to a Credit Enhancement Agreement (CEA) dated March 9, 2012, with German American Capital Corporation and Deutsche Bank Americas Holding Corporation (together, DB Entities). On October 20, 2016, the CEA was assigned to Deutsche Bank AG Cayman Island Branch, a Cayman Island Branch of Deutsche Bank AG (DB Cayman). Under the terms of these agreements, DB Cayman provides NKF with varying levels of ongoing credit protection, subject to certain limits, for Fannie Mae and Freddie Mac loans subject to loss sharing (see Note 15) in NKF’s servicing portfolio as of March 9, 2012. DB Cayman will also reimburse NKF for any losses incurred due to violation of underwriting and serving agreements that occurred prior to March 9, 2012. For the year ended December 31, 2016 there were no reimbursements under this agreement. For the year ended December 31, 2015 there were two reimbursements under this agreement for $1.2 million.

Credit enhancement receivable

At December 31, 2016, NKF had $16.9 billion of credit risk loans in its servicing portfolio with a maximum pre-credit enhancement loss exposure of $4.7 billion. NKF had a form of credit protection from DB Cayman on $5.5 billion of credit risk loans with a maximum loss exposure coverage of $1.6 billion. The amount of the maximum loss exposure without any form of credit protection from DB Cayman is $3.1 billion.

At December 31, 2015, NKF had $14.4 billion of credit risk loans in its servicing portfolio with a maximum pre-credit enhancement loss exposure of $4.1 billion. NKF had a form of credit protection from DB Cayman on $6.9 billion of credit risk loans with a maximum loss exposure coverage of $1.9 billion. The amount of the maximum loss exposure without any form of credit protection from DB Cayman is $2.2 billion.

Credit enhancement receivables as of December 31, 2016 and 2015 were $156 and $257, respectively, and are included in other assets in the combined balance sheets.

Credit enhancement deposit

The CEA required the DB Entities to deposit $25 million into NKF’s Fannie Mae restricted liquidity account (see Note 5), which NKF is required to return to DB Cayman, less any outstanding claims, on March 5, 2021. The $25 million deposit is included in restricted cash and the offsetting liability in other long term liabilities in the accompanying combined balance sheets.

Contingent liability

Under the CEA, NKF is required to pay DB Cayman on March 9, 2021, an amount equal to 50% of the positive difference, if any, between (a) $25 million, and (b) NKF’s unreimbursed loss sharing payments from March 9, 2012 through March 9, 2021 on NKF’s servicing portfolio as of March 9, 2012.

Contingent liabilities as of December 31, 2016 and 2015 were $10,390 and $10,018, respectively and are included in other liabilities in the combined balance sheets.

(9)	Gains from mortgage banking activities, net

Gains from mortgage banking activities, net consists of the following activity (in thousands):

	Twelve Months Ended December 31,
	2016	2015
Loan origination related fees and sales premiums, net	$69,026	$47,303
Fair value of expected net future cash flows from servicing recognized at commitment, net	124,361	68,001

Gains from mortgage banking activities, net	$193,387	$115,304

(10)	Mortgage Servicing Rights, net (MSR)

A summary of the activity in mortgage servicing rights by class for the years ended December 31, 2016 and 2015 is as follows (in thousands):

	December 31, 2016
	2016	2015
Mortgage Servicing Rights
Balance at December 31, 2015	$271,849	$240,011
Additions	126,547	71,873
Purchases from an affiliate	3,905	9,259
Purchases from third parties	3,771
Amortization	(58,514)	(49,294)

Balance at December 31, 2016	$347,558	$271,849

Valuation Allowance
Balance at December 31, 2015	$(7,936)	$(2,657)
Decrease	194	(5,279)

Balance at December 31, 2016	$(7,742)	$(7,936)

Net balance at December 31, 2016	$339,816	$263,913

On July 21, 2016, NKF purchased the mortgage servicing rights to a portfolio of FHA/GNMA construction loans from an unaffiliated third party for $3.8 million.

The amount of contractually specified servicing fees (including primary, limited and special servicing fees) and ancillary fees (including yield maintenance fees) earned by NKF were as follows:

	For the Twelve Months Ended
	2016	2015
Contractual servicing fees	$78,527	$66,211
Escrow interest and placement fees	3,771	2,508
Ancillary fees	5,373	5,637

Total servicing fees	$87,671	$74,356

The Company’s primary servicing portfolio at December 31, 2016 and 2015 was approximately $50.6 billion and $44.4 billion, respectively. The Company’s special servicing portfolio at December 31, 2016 and 2015 was $5.1 billion and $5.7 billion, respectively.

The estimated fair value of the MSRs at December 31, 2016 and December 31, 2015 was $344.9 million and $267.1 million, respectively.

Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. The cash flows assumptions used are based on assumptions NKF believes market participants would use to value the portfolio. Significant assumptions include estimates of the cost of servicing per loan, discount rate, earnings rate on escrow deposits and prepayment speeds. An increase in discount rate of 100 bps or 200 bps would result in a decrease in fair value by $9.9 million and $19.3 million, respectively, at December 31, 2016. An increase in discount rate of 100 bps or 200 bps would result in a decrease in fair value by $7.6 million and $14.9 million, respectively, at December 31, 2015.

(11)	Goodwill and Other Intangible Assets, Net of Accumulated Amortization

The changes in the carrying amount of goodwill for the year ended December 31, 2016 and 2015 were as follows:

Balance at December 31, 2014	$257,864
Acquisitions	127,685
Measurement period adjustments	7,479

Balance at December 31, 2015	393,028
Acquisitions	17,086
Measurement period adjustments	2,732

Balance at December 31, 2016	$412,846

During the year ended December 31, 2016, NKF recognized additional goodwill and measurement period adjustments of approximately $17,086 and $2,731, respectively. See Note 3—“Acquisitions” for more information.

Goodwill is not amortized and is reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with FASB guidance on Goodwill and Other Intangible Assets. NKF completed its annual goodwill impairment testing during the fourth quarter of 2016, which did not result in any goodwill impairment.

Other intangible assets consisted of the following (in thousands, except weighted average life):

	December 31, 2016
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Weighted - Average Remaining Life (Years)
Indefinite life:
Trademark and trade names	$10,735	$—	$10,735	N/A
License agreements (GSE)	5,390	—	5,390	N/A
Finite life:
Trademark and trade names	6,460	(4,228)	2,232	0.2
Non-contractual customers	5,648	(878)	4,770	2.7
License agreements	4,981	(298)	4,683	1.6
Contractual customers	1,452	(354)	1,098	0.3
Brokerage backlog	1,101	(245)	856	0.1
Non-compete agreements	828	(282)	546	0.2
Below market leases	15	(13)	2	—

	$36,610	$(6,298)	$30,312	5.1

	December 31, 2015
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Weighted - Average Remaining Life (Years)
Indefinite life:
Trademark and trade names	$10,735	$—	$10,735	N/A
License agreements (GSE)	5,390	—	5,390	N/A
Finite life:
Brokerage backlog	12,193	(11,484)	709	0.1
Trademark and trade names	5,820	(2,172)	3,648	0.6
Non-contractual customers	5,110	(190)	4,920	3.6
Non-compete agreements	2,362	(1,936)	426	0.2
Contractual customers	1,289	(80)	1,209	0.5
Below market leases	126	(84)	42	—
License agreements	29	(4)	25	—

	$43,054	$(15,950)	$27,104	5.0

Intangible amortization expense for the year ended December 31, 2016 and 2015 was $ 4,141 and $9,949, respectively. Intangible amortization is included as a part of “Depreciation and amortization” in NKF’s combined statement of operations.

The estimated future amortization of definite life intangible assets as of December 31, 2016 was as follows:

2017	$4,621
2018	2,303
2019	2,127
2020	1,883
2021	1,424
2022 and thereafter	1,829

Total	$14,187

(12)	Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31,
	2016	2015
Leasehold improvements and other fixed assets	$63,194	$36,959
Software, including software development costs	13,971	10,475
Computer and communications equipment	13,291	11,474

	90,456	58,908
Accumulated depreciation and amortization	(34,006)	(33,116)

	$56,450	$25,792

Depreciation expense for the year ended December 31, 2016 and 2015 was $9,930 and $7,276. Depreciation expense is included as a part of “Depreciation and amortization” in NKF’s combined statement of operations.

For the year ended December 31, 2016 and 2015, $533 and $630 of software development costs were capitalized, respectively. Amortization of software development costs totaled $870 and $271 for the year ended December 31, 2016 and 2015, respectively. Amortization of software development costs is included as part of “operating, administrative and other” in NKF’s combined statement of operations.

(13)	Other Assets

Other current assets consisted of the following:

	December 31,
	2016	2015
Derivative assets	$19,924	$9,531
Prepaid expenses	10,728	10,560
Rent and other deposits	2,585	3,035
Other	132	60

	$33,369	$23,186

Non-current assets consisted of the following:

	December 31,
	2016	2015
Deferred tax assets	$23,074	$24,251
Cost method investments	2,896	2,596
Other	2,390	2,595

	$28,360	$29,442

(14)	Warehouse Notes Payable

NKF uses its warehouse lines and repurchase agreements to fund mortgage loans originated under its various lending programs. Outstanding borrowings against these lines are collateralized by an assignment of the underlying mortgages and third party purchase commitments. As of December 31, 2016, NKF had the following lines available and borrowings outstanding (in thousands):

	Committed Lines	Uncommitted Lines	Balance at December 31, 2016	Stated Spread to One Month LIBOR	Rate Type
Warehouse line due April 21, 2017(1)	$450,000	$—	$43,356	135 bps	Variable
Warehouse line due September 25, 2017	200,000	—	34,628	135 bps	Variable
Warehouse line due October 21, 2017(2)	200,000	—	23,833	135 bps	Variable
Fannie Mae repurchase agreement, open maturity	—	325,000	156,152	120 bps	Variable

	$850,000	$325,000	$257,969

(1)	On April 21, 2017, the maturity date was extended until June 9, 2017. On May 17, 2017, the maturity date was extended until August 9, 2017. On June 21, 2017, the maturity date was extended until June 20, 2018.
(2)	The warehouse line was temporarily increased by $2,100,000 on April 27, 2017. The temporary increase expired on June 13, 2017. On June 23, 2017 the warehouse line was increased by $100,000 from $200,000 to $300,000.

As of December 31, 2015, NKF had the following lines available and borrowings outstanding (in thousands):

	Committed Lines	Uncommitted Lines	Balance at December 31, 2015	Stated Spread to One Month LIBOR	Rate Type
Warehouse line due February 25, 2016	$450,000	$—	$176,553	150 bps	Variable
Warehouse line due September 26, 2016	200,000	—	100,274	150 bps	Variable
Warehouse line due October 13, 2016	200,000	—	14,743	150 bps	Variable
Fannie Mae repurchase agreement, open maturity	—	200,000	68,064	130 bps	Variable

	$850,000	$200,000	$359,634

NKF is required to meet a number of financial covenants, including maintaining a minimum of $15.0 million of cash and cash equivalents. NKF was in compliance with all covenants on December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016 and 2015.

(15)	Financial Guarantee Liability

NKF shares risk of loss for loans originated under the Fannie Mae DUS and Freddie TAH programs and could incur losses in the event of defaults under or foreclosure of these loans. Under the guarantee, NKF’s maximum contingent liability to the extent of actual losses incurred is approximately 33% of the outstanding principal balance on Fannie Mae DUS or Freddie TAH loans. Risk sharing percentages are established on a loan by loan basis when originated with most loans at 33% and “modified” loans at lower percentages. Under certain circumstances, risk sharing percentages can be revised subsequent to origination or NKF could be required to repurchase the loan. In the event of a loss resulting from a catastrophic event that is not required to be covered by borrowers’ insurance policies, NKF can recover the loss under its mortgage impairment insurance policy. Any potential recovery is subject to the policy’s deductibles and limits.

At December 31, 2016, the credit risk loans being serviced by NKF on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $16.9 billion with a maximum potential loss of approximately $4.7 billion, of which $1.6 billion is covered by the Credit Enhancement Agreement (see Note 8).

At December 31, 2015, the credit risk loans being serviced by NKF on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $14.4 billion with a maximum potential loss of approximately $4.1 billion, of which $1.9 billion is covered by the Credit Enhancement Agreement (see Note 8).

At December 31, 2016 and December 31, 2015, the estimated liability under the guarantee liability was as follows:

Financial guarantee liability (in thousands)
Balance at December 31, 2014	$(2,717)
Charge-offs	1,251
Reversal of provision	1,178

Balance at December 31, 2015	$(288)

Increase to provision	(125)

Balance at December 31, 2016	$(413)

In order to monitor and mitigate potential losses, NKF uses an internally developed loan rating scorecard for determining which loans meet NKF’s criteria to be placed on a watch list. NKF also calculates default probabilities based on internal ratings and expected losses on a loan by loan basis. This methodology uses a number of factors including, but not limited to, debt service coverage ratios, collateral valuation, the condition of the underlying assets, borrower strength and market conditions.

See Note 8 for further explanation of credit protection provided by DB Cayman. The provisions for risk sharing in the accompanying combined statements of operations was as follows (in thousands):

	For the Twelve Months Ended
	2016	2015
Increase (decrease) to financial guarantee liability	$125	$(1,178)
Decrease (increase) to credit enhancement asset	101	1,043
Increase to contingent liability	5	54

Total expense	$231	$(81)

(16)	Concentrations of Credit Risk

The lending activities of NKF create credit risk in the event that counterparties do not fulfill their contractual payment obligations. In particular, NKF is exposed to credit risk related to the Fannie Mae DUS and Freddie Mac TAH loans (see Note 15). As of December 31, 2016, 29% of $4.7 billion of the maximum loss (see Note 15) was for properties located in California. As of December 31, 2015, 33% of $4.1 billion of the maximum loss (see Note 15) was for properties located in California.

(17)	Escrow and Custodial Funds

In conjunction with the servicing of multi-family and commercial loans, NKF holds escrow and other custodial funds. Escrow funds are held at unaffiliated financial institutions generally in the form of cash and cash equivalents. These funds amounted to approximately $1.1 billion and $0.6 billion, as of December 31, 2016 and 2015, respectively. These funds are held for the benefit of NKF’s borrowers and are segregated in custodial bank accounts. These amounts are excluded from the assets and liabilities of NKF.

(18)	Fair Value of Financial Liabilities

FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

As required by FASB guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under FASB guidance at December 31, 2016 and 2015 (in thousands):

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Loans held for sale	$—	$1,071,836	$—	$1,071,836
Derivative assets	—	—	19,924	19,924

Total assets	$—	$1,071,836	$19,924	$1,091,760

Liabilities:
Accounts payable, accrued expenses and other liabilities -contingent consideration	$—	$—	$38,713	$38,713
Derivative liabilities	—	—	9,670	9,670

Total Liabilities	$—	$—	$48,383	$48,383

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Loans held for sale	$—	$359,109	$—	$359,109
Derivative assets	—	—	9,531	9,531

Total assets	$—	$359,109	$9,531	$368,640

Liabilities:
Accounts payable, accrued expenses and other liabilities -contingent consideration	$—	$—	$58,631	$58,631
Derivative liabilities	—	—	3,231	3,231

Total Liabilities	$—	$—	$61,862	$61,862

There were no transfers between level 1, 2 and level 3 for the year ended December 31, 2016 and 2015.

Derivative instruments are outstanding for short periods of time (generally less than 60 days). A roll forward of derivative instruments and contingent consideration (level 3) that require valuation based upon significant unobservable inputs, is presented below (in thousands):

	As of December 31, 2016
	Opening Balance	Total realized and unrealized (gains) losses included in Net income(1)	Issuances	Settlements	Closing Balance	Unrealized (gains) losses Outstanding as of December 31, 2016
Accounts payable, accrued expenses and other liabilities—contingent consideration	$58,631	$(14,512)	$6,019	$(11,425)	$38,713	$2,343
Derivative assets and liabilities, net	6,300	10,254	—	(6,300)	10,254	N/A

	$64,931	$(4,258)	$6,019	$(17,725)	$48,967

	As of December 31, 2015
	Opening Balance	Total realized and unrealized (gains) losses included in Net income(1)	Issuances	Settlements	Closing Balance	Unrealized (gains) losses Outstanding as of December 31, 2015
Accounts payable, accrued expenses and other liabilities—contingent consideration	$42,349	$2,956	$22,833	$(9,507)	$58,631	$1,408
Derivative assets and liabilities, net	7,394	6,300	—	(7,394)	6,300	N/A

	$49,743	$9,256	$22,833	$(16,901)	$64,931

(1)	Realized losses are reported in “other income, net” in NKF’s combined statement of operations.

Quantitative Information About Level 3 Fair Value Measurements

The following tables present quantitative information about the significant unobservable inputs utilized by NKF in the fair value measurement of Level 3 assets and liabilities measured at fair value on a recurring basis.

December 31, 2016
Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs
Accounts payable, accrued expenses and other liabilities:			Discount rate—4.99% weighted average rate(a)
Contingent consideration	$—	$38,713	Financial forecast information
Derivative assets and liabilities:
Forward sale contracts	2,100	—	Counterparty credit risk

Rate lock commitments	17,824	9,670	Counterparty credit risk

	$19,924	$48,383

December 31, 2015
Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs
Accounts payable, accrued expenses and other liabilities:			Discount rate—3.79% weighted average rate(a)
Contingent consideration	$—	$58,631	Financial forecast information
Derivative assets and liabilities:
Forward sale contracts	2,401	—	Counterparty credit risk

Rate lock commitments	7,130	3,231	Counterparty credit risk

	$9,531	$61,862

(a)	NKF’s estimate of contingent consideration as of December 31, 2016 was based on the acquired business’ projected future financial performance, including revenues.

As of December 31, 2016 and 2015, the present value of expected payments related to NKF’s contingent consideration was $38,713 and $58,631, respectively. Valuations for contingent consideration are conducted by NKF. Each reporting period, NKF updates unobservable inputs. NKF has a formal process to review changes in fair value for satisfactory explanation.

The significant unobservable inputs used in the fair value of NKF’s contingent consideration are the discount rate and forecasted financial information. Significant increases (decreases) in the discount rate would have resulted in a lower (higher) fair value measurement. Significant increases (decreases) in the forecasted financial information would have resulted in a higher (lower) fair value measurement. The undiscounted value of the payments, assuming that all contingencies are met, would be $43,441 and $67,038 as of December 31, 2016 and 2015, respectively.

The carrying amount and the fair value of NKF’s financial instruments as of December 31, 2016 and 2015 is presented below (in thousands):

	December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$33,589	$33,589	$100,894	$100,894
Restricted cash	50,927	50,927	48,742	48,742
Loans held for sale	1,071,836	1,071,836	359,109	359,109
Derivative assets	19,924	19,924	9,531	9,531

Total	$1,176,276	$1,176,276	$518,276	$518,276

Financial Liabilities:
Derivative liabilities	9,670	9,670	3,231	3,231
Warehouse notes payable	257,969	257,969	359,634	359,634

Total	$267,639	$267,639	$362,865	$362,865

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•	Cash and cash equivalents and restricted cash and cash equivalents—The carrying amounts approximate fair value due to the highly liquid nature and short maturity of these instruments. (Level 1)

•	Loans held for sale—Consists of originated loans that have been sold to third party investors at a fixed price and are generally settled within 30 days from the date of funding. (Level 2)

•	Derivatives—Consists of rate lock commitments and forward sale contracts. These instruments are valued using discounted cash flow models based on changes in market interest rates and other observable market data. (Level 3)

•	Mortgage servicing rights, net—As noted in Note 2 and Note 10, MSRs are initially recorded at fair value and then are subsequently measured using the amortization method. MSRs are assessed for impairment at least annually and a valuation allowance is established if any class or strata within a class of MSRs is deemed to be impaired. At December 31, 2016, certain MSRs were deemed to be impaired by a total of $7,742 and as a result are represented on the combined balance sheets at fair value. The fair value of the MSRs measured on a non-recurring basis at December 31, 2016 was $59,141 and are considered to be Level 3 within the fair value hierarchy.

At December 31, 2015, certain MSRs were deemed to be impaired by a total of $7,936 and as a result are represented on the combined balance sheets at fair value. The fair value of the MSRs measured on a non-recurring basis at December 31, 2015 was $44,217 and are considered to be Level 3 within the fair value hierarchy.

•	Warehouse notes payable—Consists of borrowings under warehouse line agreements. The borrowing rates on the warehouse lines are based short term London Interbank Offered Rates (LIBOR) plus applicable margins. The carrying amounts approximate fair value due to the short term maturity of these instruments. (Level 2)

Fair value of derivative instruments and loans held for sale

In the normal course of business, NKF enters into contractual commitments to originate and sell loans at fixed prices with fixed expiration dates. The commitments become effective when the borrowers rate lock their interest rate within time frames established by NKF. Borrowers are evaluated for creditworthiness prior to this commitment. Market risk arises if interest rates move adversely between the time of the rate lock by the borrower and the date the loan is sold to an investor.

To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, NKF’s enters a sale commitment with an investor simultaneously with the rate lock commitment with the borrower. The sale contract with the investor locks in an interest rate and price for the sale of the loan. The terms of the contract with the investor and the rate lock with the borrower are matched in substantially all respects, with the objective of eliminating interest rate risk to the extent practical. Sale commitments with the investors have an expiration date that is longer than our related commitments to the borrower to allow, among other things, for the closing of the loan and processing of paperwork to deliver the loan into the sale commitment.

Both the rate lock commitments to borrowers and the forward sale contracts to investors are derivatives and, accordingly, are marked to fair value through the statement of income. The fair value of NKF’s rate lock commitments to borrowers and loans held for sale and the related input levels includes, as applicable:

•	The assumed gain/loss of the expected loan sale to the investor;

•	The expected net future cash flows associate with servicing the loan;

•	The effects of interest rate movements between the date of the rate lock and the balance sheet date; and

•	The nonperformance risk of both the counterparty and NKF.

The fair value of NKF’s forward sales contracts to investors considers effects of interest rate movements between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The gain/loss considers the amount that NKF has discounted the price to the borrower from par for competitive reasons, if at all, and the expected net cash flows from servicing to be received upon sale of the loan. The fair value of the expected net future cash flows associated with servicing the loan is calculated pursuant to the valuation techniques described in Note 10.

To calculate the effects of interest rate movements, NKF uses applicable U.S. Treasury prices, and multiplies the price movement between the rate lock date and the balance sheet date by the notional loan commitment amount.

The fair value of NKF’s forward sales contracts to investors considers the market price movement of the same type of security between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The fair value of NKF’s rate lock commitments and forward sale contracts is adjusted to reflect the risk that the agreement will not be fulfilled. The Company’s exposure to nonperformance in rate lock and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of our counterparties, the short duration of rate lock commitments and forward sales contracts, and the Company’s historical experience with the agreements, management does not believe the risk of nonperformance by the Company’s counterparties to be significant.

The fair value of the Company’s loans held for sale include the gain/loss for pricing discounts and expected net future cash flows and the effect of interest rate movements as described above.

	Fair Value Adjustment Components				Balance Sheet Location
December 31, 2016	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Derivative Contract Assets	Derivative Contract Liabilities	Fair Value Adjustment to Loans Held for Sale
Rate lock commitments	$201,603	$2,100	$(9,670)	$(7,570)	$2,100	$(9,670)	$—
Forward sale contracts	1,276,032	148	17,676	17,824	17,824	—	—
Loans held for sale	1,074,429	5,413	(8,006)	(2,593)	—	—	(2,593)

		$7,661	$—	$7,661	$19,924	$(9,670)	$(2,593)

	Fair Value Adjustment Components				Balance Sheet Location
December 31, 2015	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Derivative Contract Assets	Derivative Contract Liabilities	Fair Value Adjustment to Loans Held for Sale
Rate lock commitments	$126,370	$261	$(3,231)	$(2,970)	$261	$(3,231)	$—
Forward sale contracts	486,534	2,401	6,869	9,270	9,270	—	—
Loans held for sale	360,164	2,582	(3,638)	(1,056)	—	—	(1,056)

		$5,244	$—	$5,244	$9,531	$(3,231)	$(1,056)

(19)	Related Party Transactions

(a)	Service Agreements

NKF receives administrative services including but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other support provided by Cantor and BGC. Where it is possible to specifically attribute such expenses to activities of NKF, these amounts have been expensed directly to NKF and have been included in the respective line item on the Combined Statement of Operations. Direct costs are primarily comprised of rent and equity and other incentive compensation expenses. Allocations of expenses not directly attributable to NKF are based on a services agreement between BGC and Cantor which reflects the utilization of service provided or benefits received by NKF during the periods presented on a consistent basis, such as headcount, square footage, revenue, etc. For the year ended December 31, 2016 and 2015, allocated expenses were $18,010 and $18,471, respectively. These expenses are included as part of “Fees to related parties” in NKF’s Combined Statements of Operations.

BGC uses a centralized approach to cash management. Accordingly, excess cash and cash equivalents are held by BGC at the corporate level and were not attributed to NKF for any of the periods presented. Transfers of cash, both to and from BGC’s centralized cash management system, are reflected as a related party receivable or payable on the Combined Balance Sheet and as change in related party payable and receivable in operating activities within the accompanying Combined Statement of Cash Flows. Debt obligations of BGC have not been included in the Combined Financial Statements of NKF, because NKF is not a party to the obligation between BGC and the debt holders.

(b)	Loans, Forgivable Loans and Other Receivables from Employees and Partners

NKF has entered into various agreements with certain employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individuals receive on some or all of their limited partnership interests or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan. From time to time, NKF may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements.

As of December 31, 2016 and 2015, the aggregate balance of employee loans was $184,160 and $91,730, respectively, and is included as “Loans, forgivable loans and other receivables from employees and partners ” in NKF’s combined balance sheets. Compensation expense for the above mentioned employee loans for the year ended December 31, 2016 and 2015 was $25,791 and $49,062, respectively. The compensation expense related to these employee loans is included as part of “Compensation and employee benefits” in NKF’s combined statements of operations.

(c)	Transactions with Cantor Commercial Real Estate Company, L.P.

Loans are referred to NKF by CCRE and NKF refers loans to CCRE. Revenue from these referrals were $47,953 and $17,932 for the year ended December 31, 2016 and 2015, respectively and were recognized in gains from mortgage activities in the combined statements of operations.

NKF also has a referral agreement in place with CCRE in which brokers are incentivized to refer business to CCRE through a revenue-share arrangement. In connection with this revenue-share agreement, NKF recognized revenues of $304 and $0 for the year ended December 31, 2016 and 2015, respectively. This revenue was recorded as part of “commissions” in NKF’s combined statements of operations.
On March 11, 2015, NKF and CCRE entered into a note receivable/payable that allows for advances to or from CCRE at an interest rate of 1 month LIBOR plus 1.0%. As of December 31, 2016, there was $690.0 million of outstanding advances due to CCRE on the note and this balance is included in due to affiliates in the accompanying combined balance sheet. As of December 31, 2015, there were no outstanding advances on the note.

For the year ended December 31, 2016, NKF purchased the primary servicing rights of $2.9 billion of loans originated by CCRE for $3.9 million. For the year ended December 31, 2015, NKF purchased the primary servicing rights of $8.3 billion of loans originated by CCRE for $9.2 million. NKF also services loans for CCRE on a “fee for service” basis, generally prior to a loan’s sale or securitization, and for which no MSR is recognized. Servicing revenue (excludes interest and placement fees) from loans purchased from CCRE or on a “fee for service” basis for the years ended December 31, 2016 and 2015 was $3.6 million and $2.7 million, respectively, and was recognized in management services, servicing fees and other in the combined statements of operations.

(d)	Related Party Receivables and Payables

NKF has receivables and payables to and from certain affiliate entities. As of December 31, 2016, the related party receivables and payables were $108,817 and $884,474, respectively. As of December 31, 2015, the related party receivables and payables were $125,842 and $147,488, respectively.

(20)	Income Taxes

NKF’s combined financial statements include U.S. federal, state and local income taxes on NKF’s allocable share of the U.S. results of operations, as well as taxes payable to jurisdictions outside the U.S. In addition, certain of NKF’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in New York City. Therefore, the tax liability or benefit related to the partnership income or loss except for UBT rests with the partners rather than the partnership entity. Income taxes are accounted for using the asset and liability method, as prescribed in FASB guidance on Accounting for Income Taxes. The provision for income taxes consisted of the following:

	Twelve Months Ended December 31,
	2016	2015
Current:
U.S. federal	$4,253	$3,648
U.S. state and local	599	975
Foreign	169	13
UBT	113	1

	5,134	4,637
Deferred:
U.S. federal	(488)	(10,571)
U.S. state and local	(562)	(695)
UBT	(91)	(15)

	(1,141)	(11,281)

Provision (benefit) for income tax	$3,993	$(6,644)

NKF had pre-tax income/(loss) of $171,205 and $(9,370) for the year ended December 31, 2016 and 2015, respectively.

Differences between NKF’s actual income tax expense and the amount calculated utilizing the U.S. federal statutory rates were as follows:

	Twelve Months Ended December 31,
	2016	2015
Federal income tax expense at 35% statutory rate(1)	$59,921	$(3,280)
(Income)/loss not subject to tax at Newmark	(58,179)	742
Income/(loss) subject to tax at Newmark	544	(691)
Incremental impact of foreign taxes compared to the federal rate	(36)	99
Permanent differences	968	985
U.S. state and local taxes, net of U.S. federal benefit	748	(288)
New York City UBT	22	(14)
Enacted rate change	(143)	30
Uncertain tax positions	—	208
Amortization of intangibles	(95)	(4,786)
Valuation allowance	(2)	103
Other	245	248

Provision (benefit) for income tax	$3,993	$(6,644)

Included as a component of “Payables to related parties” in NKF’s combined balance sheet as of December 31, 2016 and 2015 are $21,203 and $17,475, respectively, due to affiliates for income taxes paid on behalf of NKF.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized.

Significant components of NKF’s deferred tax asset and liability consisted of the following:

	Twelve Months Ended December 31,
	2016	2015
Deferred tax asset
Depreciation and amortization	$1,074	$1,301
Basis difference of investments	908	2,600
Deferred compensation	17,628	17,607
Other deferred and accrued expenses	3,334	2,746

Net operating loss and credit carry-forwards	737	639
Total deferred tax asset	23,681	24,893

Valuation allowance	(607)	(642)

Deferred tax asset, net of allowance	23,074	24,251

Deferred tax liability
Software capitalization	769	1,031
Depreciation and amortization	1,163	1,611
Other	864	918

Deferred tax liability(1)	2,796	3,560

Net deferred tax asset	$20,278	$20,691

(1)	Before netting within tax jurisdictions.

NKF has net operating losses in non-U.S. jurisdictions of approximately $3,311, which has an indefinite life. Management assesses the available positive and negative evidence to determine whether existing deferred tax assets will be realized. Accordingly, a valuation allowance of $607 has been recorded against only the portion of the deferred tax asset that is more likely than not to be realized, including a decrease of $35 in 2016 against the net deferred tax asset. NKF’s deferred tax asset and liability are included in NKF’s combined balance sheets as components of “other assets” and “other liabilities”, respectively.

Pursuant to FASB guidance on Accounting for Uncertainty in Income Taxes, the Company provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.

A reconciliation of the beginning to the ending amounts of gross unrecognized tax benefits for the year ended December 31, 2016 is as follows (in thousands):

Balance at December 31, 2014	$—
Increase in prior year tax position	208

Balance at December 31, 2015	208
Increase/(decrease) in prior year tax position	—

Balance at December 31, 2016	$208

As of December 31, 2016, NKF’s unrecognized tax benefits, excluding related interest and penalties, were $208, of which $208, if recognized, would affect the effective tax rate. NKF is currently open to examination by U.S. federal, U.S. state and local, and non-U.S. tax authorities for tax years beginning 2011, 2011 and 2015, respectively. NKF does not believe that the amounts of unrecognized tax benefits will materially change over the next 12 months.

NKF recognizes interest and penalties related to income tax matters in “operating, administrative and other” in the NKF’s combined statements of operations. As of December 31, 2016, NKF accrued $45 for income tax-related interest and penalties.

(21)	Accounts Payable, Accrued Expenses and Other Liabilities

The current portion of accounts payable, accrued expenses and other liabilities consisted of the following:

	December 31,
	2016	2015
Accounts payable and accrued expenses	$57,488	$48,733
Payroll taxes payable	2,898	2,469
Contingent consideration	20,458	20,536
Outside broker payable	17,712	14,492
Derivative liability	9,670	3,231

	$108,226	$89,461

Other liabilities consisted of the following:

	December 31,
	2016	2015
Financial Guarantee Liability	$413	$288
Deferred rent	41,545	20,894
Credit enhancement deposit	25,000	25,000
Accrued compensation	23,953	19,089
Payroll taxes payable	28,569	20,950
Contingent consideration	18,255	38,096
Deferred tax liability	2,796	3,560

	$140,531	$127,877

(22)	Compensation

BGC’s Compensation Committee may grant various equity-based awards to employees of NKF, including restricted stock units, limited partnership units and exchange rights for shares of BGC’s Class A common stock upon exchange of limited partnership units.

(a)	Limited Partnership Units

A summary of the activity associated with limited partnership units is as follows:

Number of Units
Balance at December 31, 2015	38,000,970
Granted	19,149,118
Redeemed/exchanged units	(3,351,944)
Forfeited units	(390,517)

Balance at December 31, 2016	53,407,627

During the year ended December 31, 2016 and 2015, BGC granted exchangeability on 3,834,273 and 16,432,000 limited partnership units for which NKF incurred compensation expense, before associated income taxes of $45,573 and $130,587, respectively.

As of December 31, 2016 and 2015, the number of limited partnership units exchangeable into shares of BGC’s Class A common stock at the discretion of the unit holder was 8,752,862 and 4,500,000, respectively.

As of December 31, 2016 and 2015, the notional value of the limited partnership units with a post-termination pay-out amount held by executives and non-executive employees, awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses was approximately $147,290 and $21,492, respectively. As of December 31, 2016 and 2015, the aggregate estimated fair value of these limited partnership units was approximately $19,626 and $5,954. The number of outstanding limited partnership units with a post-termination pay-out as of December 31, 2016 and 2015 was approximately 16,486,016 and 2,695,000, respectively, of which approximately 10,908,708 and 1,346,000 were unvested.

Certain of the limited partnership units with a post-termination pay-out have been granted in connection with NKF’s acquisitions. As of December 31, 2016 and 2015, the aggregate estimated fair value of these acquisition related limited partnership units was $12,834 and $7,411, respectively.

Compensation expense related to limited partnership units with a post-termination pay-out amount is recognized over the stated service period. These units generally vest between three and five years from the date of grant. NKF recognized compensation expense, before associated income taxes, related to these limited partnership units that were not redeemed of $13,778 and $11,537 for the year ended December 31, 2016 and 2015, respectively. These are included in “Compensation and employee benefits” in NKF’s combined statements of operations.

Certain limited partnership units generally receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. The allocation of income to limited partnership units was $26,476 and $11,555 for the year ended December 31, 2016 and 2015, respectively.

(b)	Restricted Stock Units

A summary of the activity associated with RSUs is as follows:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (Years)
Balance at December 31, 2014	244,248	$4.68	1.79
Granted	148,061	7.93
Delivered units	(95,867)	4.40
Forfeited units	(37,916)	5.57

Balance at December 31, 2015	258,526	6.52	1.56
Granted	196,855	7.87
Delivered units	(141,490)	5.85
Forfeited units	(28,166)	7.64

Balance at December 31, 2016	285,725	$7.56	1.75

The fair value of RSUs awarded to employees and directors is determined on the date of grant based on the market value of BGC’s common stock (adjusted if appropriate based upon the award’s eligibility to receive dividends), and is recognized, net of the effect of estimated forfeitures, ratably over the vesting period. NKF uses historical data, including historical forfeitures and turnover rates, to estimate expected forfeiture rates for both employee and director RSUs. Each RSU is settled in one share of BGC’s Class A common stock upon completion of the vesting period.

During the year ended December 31, 2016 and 2015, BGC granted 196,855 and 148,061, respectively, of RSUs with aggregate estimated grant date fair values of $1,550 and $1,174, respectively, to employees and directors. These RSUs were awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses. RSUs granted to these individuals generally vest over a two- to four-year period.

As of December 31, 2016 and 2015, the aggregate estimated grant date fair value of outstanding RSUs was $2,193 and $1,685, respectively.

Compensation expense related to RSUs, before associated income taxes, was approximately $985 and $608 for the year ended December 31, 2016 and 2015, respectively. As of December 31, 2016, there was approximately $1,859 of total unrecognized compensation expense related to unvested RSUs.

NKF may pay certain bonuses in the form of deferred cash compensation awards, which generally vest over a future service period. The total compensation expense recognized in relation to the deferred cash compensation awards for the years ended December 31, 2016 and 2015 were $1.3 million and $2.6 million, respectively. As of December 31, 2016 and 2015, the total liability for the deferred cash compensation awards was $2.6 million and $3.8 million, respectively, and is included in accounts payable and accrued expenses in the combined balance sheets. As of December 31, 2016 and 2015, the total notional value of deferred cash compensation was approximately $4.5 million and $6.5 million, respectively.

(23)	Commitments and Contingencies

(a)	Contractual Obligations and Commitments

The following table summarizes certain of NKF’s contractual obligations at December 31, 2016:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases(1)	$335,953	$34,591	$64,930	$59,002	$177,430

Total contractual obligations	$335,953	$34,591	$64,930	$59,002	$177,430

(1)	Operating leases are related to rental payments under various non-cancelable leases principally for office space, net of sublease payments to be received. The total amount of sublease payments to be received over the life of the agreements was approximately $3,704 and $890 for the years ended December 31, 2016 and 2015, respectively.

As of December 31, 2016 and 2015, NKF was committed to fund approximately $207 million and $156 million, respectively, which is the total remaining draws on construction loans originated by NKF under the HUD 221(d)4, 220 and 232 programs, rate locked loans that have not been funded, forward commitments as well as the funding for Fannie Mae Structured Transactions. NKF also has corresponding commitments to sell these loans to various investors as they are funded.

(b)	Lease Commitments

NKF is obligated for minimum rental payments under various non-cancelable operating leases, principally for office space, expiring at various dates through 2031. Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating or other costs. As of December 31, 2016, minimum lease payments under these arrangements were as follows:

2017	$34,591
2018	33,879
2019	31,051
2020	30,673
2021	28,329
2022 and thereafter	177,430

Total	$335,953

Rent expense for the year ended December 31, 2016 and 2015 was $37,261 and $33,213. Rent expense is reported in “operating, administrative and other” in NKF’s combined statement of operations.

(c)	Contingent Payments Related to Acquisitions

During the year ended December 31, 2016, NKF completed acquisitions, whose purchase price included approximately 166,894 shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,545), 285,354 of BGC Holding limited partnership units (with an acquisition date fair value of approximately $2,590) and $6,018 in cash that may be issued contingent on certain targets being met through 2021. NKF completed acquisitions in 2014, 2015 and 2016 for which contingent cash consideration may be issued on certain targets being met through 2021 of $28,323. The contingent equity instruments are issued by BGC on behalf of NKF and are recorded as a payable to related party on the combined balance sheet. The contingent cash liability is recorded at fair value as deferred consideration on the combined balance sheet.

(d)	Contingencies

In the ordinary course of business, various legal actions are brought and are pending against NKF and its subsidiaries in the U.S. and internationally. In some of these actions, substantial amounts are claimed. NKF is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding NKF’s businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief. The following generally does not include matters that NKF has pending against other parties which, if successful, would result in awards in favor of NKF or its subsidiaries.

(e)	Employment, Competitor-Related and Other Litigation

From time to time, NKF and its subsidiaries are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. NKF is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on NKF’s combined financial statements and disclosures taken as a whole.

(f)	Risk and Uncertainties

NKF generates revenues by providing financial intermediary and brokerage activities and commercial real estate services to institutional customers. Revenues for these services are transaction-based. As a result, revenues could vary based on the transaction volume of global financial and real estate markets. Additionally, financing is sensitive to interest rate fluctuations, which could have an impact on NKF’s overall profitability.

(24)	Subsequent Events

On July 26, 2017, NKF acquired a controlling interest in Spring11 Holdings, L.P., a Delaware limited partnership (“S11 LP”) and Spring11 Advisory Services Limited, a private company limited by shares registered in England and Wales (“S11 UK” and, together with S11 LP and the other Spring11 entities, “Spring11”). BGC and CCRE (both Cantor controlled affiliates agreed to purchase 75% of Spring11. BGC acquired a 50% controlling interest and CCRE acquired an additional 25%. BGC contributed the 50% controlling interest to NKF.

Spring11 provides commercial real estate consulting and advisory services to a variety of commercial real estate clients, including lenders, investment banks, and investors. Spring11’s core competencies include: underwriting, modeling, structuring, due diligence and asset management. Spring11 also offers clients cost-effective and flexible staffing solutions through both on-site and off-site teams. Spring11 has offices in the United States located in New York, Atlanta, Los Angeles and Texas, in London, United Kingdom and in Chennai, India.

Commensurate with the BPF acquisition, BGC has committed to make a $100 million investment into a newly created joint venture entity controlled and managed by Cantor. The purpose of this entity will be to invest in various other Cantor real estate business. BGC will account for the investment under the equity method of accounting and will contribute the investment to NKF upon closing of the BPF acquisition.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED BALANCE SHEETS

(In thousands)

(Unaudited)

	June 30, 2017	December 31, 2016
Assets:
Current assets:
Cash and cash equivalents	$95,722	$66,627
Restricted cash and cash equivalents	52,111	50,927
Loans held for sale	933,850	1,071,836
Receivables, net	173,014	151,169
Receivable from related parties	239,882	108,817
Other current assets (see Note 13)	29,486	33,369

Total current assets	1,524,065	1,482,745
Goodwill	419,751	412,846
Mortgage servicing rights, net	376,427	339,816
Loans, forgivable loans and other receivables from employees and partners	197,560	184,159
Fixed assets, net	59,737	56,450
Other intangible assets, net	27,687	30,312
Other assets (see Note 13)	27,093	28,360

Total assets	$2,632,320	$2,534,688

Current Liabilities:
Current portion of accounts payable, accrued expenses and other liabilities (see Note 21)	105,790	108,226
Payable to related parties	203,626	889,162
Warehouse notes payable	933,909	257,969
Accrued compensation	159,851	155,017

Total current liabilities	1,403,176	1,410,374
Other long-term liabilities (see Note 21)	147,449	140,531

Total liabilities	1,550,625	1,550,905

Commitments and contingencies

Invested Equity:
BGC Partners’ net investment in Newmark	1,080,543	981,776
Noncontrolling interests	1,152	2,007

Total invested equity	1,081,695	983,783

Total liabilities and equity	$2,632,320	$2,534,688

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2017	2016
Revenues:
Commissions	$444,806	$373,867
Gain from mortgage banking activities, net	118,808	73,631
Management services, servicing fees and other	174,039	142,271

Total revenues	737,653	589,769
Expenses:
Compensation and employee benefits	453,663	378,375
Allocations of net income and grant of exchangeability to limited partnership units	34,500	23,435

Total compensation and employee benefits	488,163	401,810
Operating, administrative and other	106,786	87,682
Fees to related parties	8,885	9,841
Depreciation and amortization	41,455	37,438

Total operating expenses	645,289	536,771

Other income (losses), net
Other income (loss)	(1,308)	(1,886)

Total other income (losses), net	(1,308)	(1,886)

Income (loss) from operations	91,056	51,112
Interest income, net	2,515	1,756

Income (loss) before income taxes and noncontrolling interests	93,571	52,868
Provision (benefit) for income taxes	1,407	858

Net income (loss)	92,164	52,010
Net income (loss) attributable to noncontrolling interests	308	(564)

Net income (loss) to BGC Partners	$91,856	$52,574

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2017	2016
Net income (loss)	$92,164	$52,010

Comprehensive income (loss)	92,164	52,010

Less: Comprehensive income (loss) attributable to noncontrolling interests	308	(564)

Comprehensive income (loss) attributable to BGC Partners	$91,856	$52,574

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

(In thousands)

(Unaudited)

	BGC’s Net Investment in Newmark	Noncontrolling Interests	Total
Balance, December 31, 2015	$800,193	$3,841	$804,034
Net income/(loss)	168,401	(1,189)	167,212
Distributions to noncontrolling interest	—	(311)	(311)
Purchase of noncontrolling interest	334	(334)	—
Contributions	12,848	—	12,848

Balance, December 31, 2016	$981,776	$2,007	$983,783
Net income/(loss)	91,856	308	92,164
Distributions to noncontrolling interest	—	(71)	(71)
Purchase of noncontrolling interest	1,092	(1,092)	—
Contributions	5,819	—	5,819

Balance, June 30, 2017	$1,080,543	$1,152	$1,081,695

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$92,164	$52,010
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on originated mortgage servicing rights	(69,265)	(46,262)
Depreciation and amortization	41,455	37,438
Employee loan amortization	4,358	3,668
Unrealized losses (gains) on loans held for sale	(2,534)	(4,144)
Amortization of deferred financing costs	807	704
Provision for uncollectible accounts	(13)	(855)
Loan originations—loans held for sale	(5,811,773)	(3,281,613)
Loan sales—loans held for sale	5,952,293	3,091,227
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(1,184)	(2,626)
Receivables, net	(21,844)	18,394
Loans, forgivable loans and other receivables from employees and partners	(17,757)	(89,773)
Other assets	4,899	996
Accrued compensation	8,848	(6,685)
Accounts payable, accrued expenses and other liabilities	9,143	8,445

Net cash provided by operating activities	189,597	(219,076)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of noncontrolling interest, net of cash acquired	(1,092)	(421)
Purchases of fixed assets	(8,224)	(8,268)
Payments to related parties	(285,000)	(175,000)
Borrowings from related parties	155,000	175,000
Purchase of mortgage servicing rights	(577)	(2,181)

Net cash used in investing activities	(139,893)	(10,870)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from warehouse notes payable	5,851,890	3,281,613
Principal payments on warehouse notes payable	(5,175,950)	(3,437,697)
Payments to related parties	(1,119,847)	(412,943)
Borrowings from related parties	434,763	806,875
Distributions to noncontrolling interest	(71)	—
Payments on acquisition earn-outs	(10,509)	(3,179)
Payment of deferred financing costs	(884)	(869)

Net cash provided by (used in) financing activities	(20,608)	233,800

Net increase (decrease) in cash and cash equivalents	29,096	3,854
Cash and cash equivalents at beginning of period	66,627	111,430

Cash and cash equivalents at end of period	$95,723	$115,284

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$12,263	$6,266
Taxes	$24	$58
Supplemental disclosure of noncash investing activities from acquisitions:
Net assets contributed by BGC Partners’ (see Note 3)	$6,214	$4,630

The accompanying Notes to the Combined Financial Statements are an integral part of these financial statements.

NEWMARK KNIGHT FRANK (INCLUDING BERKELEY POINT)

Notes to Combined Financial Statements (Unaudited)

June 30, 2017 and December 31, 2016

(In thousands, except units)

(1)	Organization and Basis of Presentation

Newmark Knight Frank, formerly known as Newmark Grubb Knight Frank, (which may be referred to as “Newmark” or “NKF”), is a leading commercial real estate services firm. Newmark offers commercial real estate tenants, owner-occupiers, investors and developers a wide range of services, including leasing and corporate advisory, investment sales and real estate finance, origination of and servicing of commercial mortgage loans, valuation, project and development management and property and facility management.

Newmark was formed through BGC Partners Inc.’s (“BGC Partners” or “BGC”) purchase of Newmark & Co. and certain of its affiliates in 2011. BGC Holdings, L.P. (“BGC Holdings”) is a consolidated subsidiary of BGC for which BGC is the general partner. A majority of the voting power of BGC Partners is held by Cantor Fitzgerald, L.P. and its affiliates, which we refer to as “Cantor.”

On July 17, 2017, BGC’s Board of Directors approved the acquisition of Berkeley Point Financial (“BPF”) from a Cantor controlled affiliate, (“The BPF acquisition.”). The transaction closed on September 8, 2017, and BPF will become part of Newmark. The acquisition of BPF by Newmark has been determined to be a combination of entities under common control that will result in a change in the reporting entity. Accordingly, financial results of NKF have been retrospectively adjusted to include the financial results of BPF in the current and prior periods presented.

BGC’s Board of Directors also approved proceeding with a plan to spin-off NKF into a separate public entity subsequent to the closing of the BPF acquisition. The spin-off is expected to be completed approximately six months after the completion of the initial public offering of NKF and subject to final board approval prior to completion.

(a)	Basis of Presentation

NKF’s combined financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The NKF combined financial statements were prepared on a stand-alone basis derived from the financial statements and accounting records of BGC. For the periods presented, NKF was an unincorporated reportable segment of BGC. These combined financial statements reflect the historical results of operations, financial position and cash flows of NKF as it was historically managed and adjusted to conform with U.S. GAAP. These combined financial statements are presented as if NKF had operated on a stand-alone basis for all periods presented. NKF’s combined financial statements include all of the BGC subsidiaries that comprise the real estate segment, all of which are controlled by BGC.

On September 8, 2017, BGC acquired from Cantor Commercial Real Estate Company, LP (“CCRE”), 100% of the equity of BPF. BPF is a leading commercial real estate finance company focused on the origination and sale of multifamily and other commercial real estate loans through government-sponsored and government-funded loan programs, as well as the servicing of commercial real estate loans. This transaction has been determined to be a combination of entities under common control that resulted in a change in the reporting entity.

The following tables summarize the impact of the transaction to NKF’s combined balance sheets and to NKF’s combined statements of operations as of and for the six months ended June 30, 3017 and year ended December 31, 2016 (in thousands):

	June 30, 2017
	As Previously Reported	Retrospective Adjustments	As Retrospectively Adjusted
Total assets	$1,028,597	$1,603,723	$2,632,320

Total liabilities	504,111	1,046,514	1,550,625
Total invested equity	524,486	557,209	1,081,695

Total liabilities and equity	$1,028,597	$1,603,723	$2,632,320

	Six Months Ended June 30, 2017
	As Previously Reported	Retrospective Adjustments	As Retrospectively Adjusted
Income (loss) before income taxes and noncontrolling interests	$15,745	$77,826	$93,571

Net income (loss)	14,362	77,802	92,164
Net income (loss) attributable to noncontrolling interests	308	—	308

Net income (loss) to BGC	$14,054	$77,802	$91,856

	December 31, 2016
	As Previously Reported	Retrospective Adjustments	As Retrospectively Adjusted
Total assets	$995,491	$1,539,197	$2,534,688

Total liabilities	491,510	1,059,395	1,550,905
Total invested equity	503,981	479,802	983,783

Total liabilities and equity	$995,491	$1,539,197	$2,534,688

	Twelve Months Ended December 31, 2016
	As Previously Reported	Retrospective Adjustments	As Retrospectively Adjusted
Income (loss) before income taxes and noncontrolling interests	$45,295	$125,910	$171,205

Net income (loss)	41,382	125,830	167,212
Net income (loss) attributable to noncontrolling interests	(1,189)	—	(1,189)

Net income (loss) to BGC	$42,571	$125,830	$168,401

Intercompany balances and transactions within NKF have been eliminated. Transactions between Cantor and BGC with NKF pursuant to service agreements between BGC and Cantor (Note 19), represent valid receivables and liabilities of NKF, which are periodically cash settled, have been included in the Combined Financial Statements as either Receivables to or Payables from Related Parties. Additionally, certain other transactions between BGC and NKF are contributions of BGC’s net investment in NKF including acquisitions (Note 3).

NKF receives administrative services to support its operations, and in return, Cantor and BGC allocate certain of their expenses to NKF. Such expenses represent costs related, but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other services. These costs, together with an allocation of Cantor and BGC overhead costs, are included as expenses in the Combined Statements of Operations. Where it is possible to specifically attribute such expenses to activities of NKF, these amounts have been expensed directly to NKF. Allocation of all other such expenses is based on a services agreement between BGC and Cantor which reflects the utilization of service provided or benefits received by NKF during the periods presented on a consistent basis, such as headcount, square footage, revenue, etc. Management believes the assumptions underlying the stand-alone financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by NKF during the periods presented. However, these shared expenses may not represent the amounts that would have been incurred had NKF operated independently from Cantor and BGC. Actual costs that would have been incurred if NKF had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure. For an additional discussion of expense allocations, see Note 19.

BGC uses a centralized approach to cash management. Accordingly, excess cash and cash equivalents are held by BGC at the corporate level and were not attributed to NKF for any of the periods presented. Transfers of cash, both to and from BGC’s centralized cash management system, are reflected as a related party receivable or payable on the Combined Balance Sheet and as part of the change in payments to and borrowings from related parties in the financing section within the accompanying Combined Statement of Cash Flows. Debt obligations of BGC have not been included in the Combined Financial Statements of NKF, because NKF is not a party to the obligation between BGC and the debt holders.

The income tax provision in the Combined Statements of Operations and Comprehensive Income has been calculated as if NKF was operating on a stand-alone basis and filed separate tax returns in the jurisdiction in which it operates. NKF’s operations have historically been included in the BGC U.S. federal and state tax returns. BGC’s global tax model has been developed based on its entire portfolio of businesses. Therefore cash tax payments and items of current and deferred taxes may not be reflective of NKF’s actual tax balances prior to or subsequent to NKF operating as a stand-alone company.

The combined financial statements contain all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the combined balance sheets, the combined statements of operations, the combined statements of comprehensive income, the combined statements of cash flows and the combined statements of changes in invested equity of NKF for the periods presented.

(b)	Recently Adopted Financial Statements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern, which relates to disclosure of uncertainties about an entity’s ability to continue as a going concern. The ASU provides additional guidance on management’s responsibility to evaluate the condition of an entity and the required disclosures based on this assessment. The amendments in this update are effective for the annual period ending after December 15, 2016, and early application is permitted. The adoption of this FASB guidance did not impact NKF’s combined financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendment eliminates the deferral of certain consolidation standards for entities considered to be investment companies and modifies the consolidation analysis performed on certain types of legal entities. The guidance was effective beginning January 1, 2016 and early adoption was permitted. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest, which relates to simplifying the presentation of debt issuance costs. This ASU requires that debt issuance costs related to a recognized liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for the annual period beginning January 1, 2016 for NKF. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. This ASU requires adjustments to provisional amounts that are identified during the measurement period of a business combination to be recognized in the reporting period in which the adjustment amounts are determined. Acquirers are no longer required to revise comparative information for prior periods as if the accounting for the business combination had been completed as of the acquisition date. The guidance was effective beginning January 1, 2016. The adoption of this FASB guidance did not have a material impact on NKF’s combined financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification of related amounts within the statement of cash flows. The new standard was effective for the Company beginning January 1, 2017, and early adoption was permitted. The adoption of this standard did not have a material impact on NKF’s combined financial statements.

(c)	New Accounting Pronouncements

The FASB has recently issued five ASUs related to revenue recognition (“new revenue recognition guidance”), all of which will become effective for the company on January 1, 2018. The ASUs issued are: (1) in May 2014, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606);” (2) in March 2016, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net);” (3) in April 2016, ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing;” (4) in May 2016, ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-scope Improvements and Practical Expedients;” and (5) in December 2016, ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue From Contracts with Customers.” ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and will replace most existing revenue recognition guidance under GAAP. This ASU permits the use of either the retrospective or cumulative effect transition method. ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. ASU 2016-10 clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. ASU 2016-12 clarifies guidance in certain narrow areas and adds some practical expedients. ASU 2016-20 also clarifies guidance in certain narrow areas and adds optional exemptions to certain disclosure requirements.

We plan to adopt the new revenue recognition guidance in the first quarter of 2018 and are evaluating the application of a transition method. We continue to evaluate the impact that adoption of these updates will have on our combined financial statements and related disclosures. Based on our initial assessment, the impact of the application of the new revenue recognition guidance will likely result in an acceleration of some revenues that are based, in part, on future contingent events. For example, some brokerage revenues from leasing commissions in various countries where we operate will get recognized earlier. Under current GAAP, a portion of these commissions are deferred until a future contingency is resolved (e.g. tenant move-in or payment of first month’s rent). Under the new revenue guidance, NKF’s performance obligation may be satisfied at lease signing and therefore the portion of the commission that is contingent on a future event would likely be recognized earlier if deemed not subject to significant reversal. We are currently evaluating the impact of principal versus agent guidance in relation to third-party costs which are billed to clients in association with facilities management services and the impact on our unaudited combined financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income unless the investments qualify for the new practicability exception. Entities will also have to record changes in instrument-specific credit risk for financial liabilities measured under the fair value option in other comprehensive income. In addition, entities will be required to present enhanced disclosures of financial assets and financial liabilities. The guidance is effective beginning January 1, 2018, with early adoption of certain provisions of the ASU permitted. Management is currently evaluating the impact of the new guidance on NKF’s unaudited combined financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. The guidance is effective beginning January 1, 2019, with early adoption permitted. Management is currently evaluating the impact of the new guidance on NKF’s unaudited combined financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments, which makes changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will become effective for NKF beginning with the first quarter of 2018 and will require adoption on a retrospective basis. Management is currently evaluating the impact of the new guidance on NKF’s unaudited combined financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The new standard will become effective for the Company beginning January 1, 2018 and will require adoption on a retrospective basis. The adoption of this FASB guidance will not have a material impact on NKF’s unaudited combined financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new standard will become effective for the Company beginning January 1, 2020 and will be applied on a prospective basis, and early adoption is permitted. The adoption of this FASB guidance is not expected to have a material impact on NKF’s unaudited combined financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805) Clarifying the definition of Business, which clarifies the definition of a business with the objective of providing additional guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) or assets or businesses. The new standard will become effective for the company beginning January 1, 2018 and will be applied on a prospective basis. The adoption of this FASB guidance in not expected to have a material impact on the Company’s unaudited condensed combined financial statements.

(2)	Summary of Significant Accounting Policies

Use of Estimates:

The preparation of NKF’s combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these combined financial statements. Management believes that the estimates utilized in preparing these combined financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from the estimates included in NKF’s combined financial statements.

Revenue Recognition:

Commissions:

Commission revenues from real estate transactions are recognized once performance obligations under the commission arrangement are satisfied. Terms and conditions of a commission arrangement may include execution of the lease agreement and satisfaction of future contingencies such as tenant occupancy. In most cases, a portion of the commission is earned upon execution of the lease agreement, with the remaining portion contingent on a future event, typically tenant occupancy; revenue recognition for the remaining portion is deferred until all contingencies are satisfied.

Commission revenues from sales brokerage transactions are recognized at the time the service has been provided and the commission becomes legally due, except when future contingencies exist. In most cases, close of escrow or transfer of title is a future contingency, and revenue recognition is deferred until all contingencies are satisfied.

Gains from mortgage banking activities, net:

Gains from mortgage banking activities, net are recognized when a derivative asset is recorded upon the commitment to originate a loan with a borrower and sell the loan to an investor. The derivative is recorded at fair value and includes loan origination fees, sales premiums and the estimated fair value of the expected net servicing cash flows. Gains from mortgage banking activities, net are recognized net of related fees and commissions to affiliates or third party brokers. For loans the Company brokers, gains from mortgage banking activities are recognized when the loan is closed.

Management services, servicing fees and other:

Management services revenues include property management, facilities management and project management. Management fees are recognized at the time the related services have been performed, unless future contingencies exist. In addition, in regard to management and facility service contracts, the owner of the property will typically reimburse NKF for certain expenses that are incurred on behalf of the owner, which are comprised primarily of on-site employee salaries and related benefit costs. The amounts which are to be reimbursed per the terms of the services contract are recognized as revenue in the same period as the related expenses are incurred. In certain instances, NKF subcontracts property management services to independent property managers, in which case NKF passes a portion of its property management fee on to the subcontractor, and NKF retains the balance. Accordingly, NKF records these fees gross of the amounts paid to subcontractors and the amounts paid to subcontractors are recognized as expenses in the same period.

Servicing fees are earned for servicing mortgage loans and are recognized on an accrual basis over the lives of the related mortgage loans. Also included in servicing fees are the fees earned on prepayments, interest and placement fees on borrowers’ escrow accounts and other ancillary fees.

Fees to Related Parties:

NKF is allocated fees from Cantor and BGC for back-office services provided by Cantor and its affiliates, including occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services and information technology. Fees are expensed as they are incurred.

Segments:

NKF has a single operating segment. NKF is a real estate services firm offering services to commercial real estate tenants, owner occupiers, investors and developers, leasing and corporate advisory, investment sales and real estate finance, consulting, origination of and servicing of commercial mortgage loans, valuation, project and development management and property and facility management. The chief operating decision maker regardless of geographic location evaluates the operating results of NKF as total real estate and allocates resources accordingly. For the six months ended June 30, 2017 and 2016, NKF recognized revenues as follows:

	Six Months Ended June 30,
	2017	2016
Leasing and other commissions	$272,247	$230,183
Capital markets	172,559	143,684
Gains from mortgage banking activities, net	118,808	73,631
Management services, servicing fees and other	174,039	142,271

Total revenues	$737,653	$589,769

Fair Value:

The FASB issued guidance that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and Cash Equivalents:

NKF considers all highly liquid investments with original maturities of 90 days or less at the date of acquisition to be cash equivalents. Cash and cash equivalents are held with banks as deposits.

Restricted Cash and Cash Equivalents:

Restricted cash represents cash set aside for amounts pledged for the benefit of Fannie Mae and Freddie Mac to secure NKF’s financial guarantee liability.

Loans Held for Sale (LHFS):

NKF maintains commercial mortgage loans for the purpose of sale to government sponsored enterprises (“GSEs”). Prior to funding NKF enters into an agreement to sell the loans to third party investors at a fixed price. NKF has elected the fair value option to carry LHFS at fair market value. During the period prior to sale, interest income is calculated and recognized in accordance with the terms of the individual loan.

Derivative Financial Instruments:

NKF has loan commitments to extend credit to third parties. The commitments to extend credit are for mortgage loans at a specific rate (rate lock commitments). These commitments generally have fixed expiration dates or other termination clauses and may require a fee. NKF is committed to extend credit to the counterparty as long as there is no violation of any condition established in the commitment contracts.

NKF simultaneously enters into an agreement to deliver such mortgages to third party investors at a fixed price (forward sale contracts).

Both the commitment to extend credit and the forward sale commitment qualify as derivative financial instruments. NKF recognizes all derivatives on the combined balance sheet as assets or liabilities measured at fair value. The change in the derivatives fair value is recognized in current period earnings.

Mortgage Servicing Rights, net (MSR):

NKF has identified the following classes of MSRs:

1.	Primary servicing MSRs relating to all loans that NKF is the primary servicer.

2.	Limited servicing MSRs related to all loans that NKF performs limited servicing.

Primary servicing

NKF initially recognized and measures the rights to service mortgage loans at fair value and subsequently measures them using the amortization method. NKF recognizes rights to service mortgage loans as separate assets at the time the underlying originated mortgage loan is sold and the value of those rights is included in the determination of the gain on loans held for sale.

Purchased MSRs, including MSRs purchased from, an affiliate of Cantor, CCRE are initially recorded at fair value and subsequently measured using the amortization method.

NKF receives up to a 3 basis point servicing fee and/or up to a 1 basis point surveillance fee on certain Freddie Mac loans after the loan is securitized in a Freddie Mac pool (Freddie Mac Strip). The Freddie Mac Strip is also recognized at fair value and subsequently measured using the amortization method, but is recognized as a MSR at the securitization date.

MSRs are assessed for impairment, at least on an annual basis, based upon the fair value of those rights as compared to the amortized cost. Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. In using this valuation method, NKF incorporates assumptions that management believes market participants would use in estimating future net servicing income. It is reasonably possible, such estimates may change. NKF amortizes the mortgage servicing rights in proportion to and over the period of, the projected net servicing income. For purposes of impairment evaluation and measurement, NKF stratified MSRs based on predominant risk characteristics of the underlying loans, primarily by investor type (Fannie Mae/Freddie Mac, FHA/GNMA, CMGS and other). To the extent that the carrying value exceeds fair value of a specific MSR strata a valuation allowance is established, which is adjusted in the future as the fair value of MSRs increases or decreases. Reversals of valuation allowances cannot exceed the amortized costs.

Limited servicing

Limited servicing rights entitle NKF to perform certain limited serving, such as collection of borrower financial statements and/or performing property inspections, are purchased from CCRE and are initially recorded at fair value. Fair value determination and impairment evaluation for limited servicing MSRs are the same as the policies above for primary servicing rights.

Receivables, Net:

NKF has accrued commission’s receivable from real estate brokerage transactions and management services and servicing fee receivables from contractual management assignments. Receivables are presented net of allowance for doubtful accounts of $11,429 and $11,371 as of June 30, 2017 and December 31, 2016, respectively. The allowance is based on management’s estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Fixed Assets, Net:

Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are depreciated over their estimated useful lives as follows:

Leasehold improvements and other fixed assets	shorter of the remaining term of lease or useful life
Software, including software development costs	3-5 years straight-line
Computer and communications equipment	3-5 years straight line

Investments:

NKF’s combined financial statements include the accounts of NKF and its wholly owned and majority-owned subsidiaries. NKF’s policy is to consolidate all entities of which it owns more than 50% unless it does not have control over the entity.

Long-Lived Assets:

NKF periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of FASB guidance, Accounting for the Impairment or Disposal of Long-Lived Assets, and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Goodwill and Other Intangible Assets, Net:

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in FASB guidance, Intangibles—Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized, but instead are periodically tested for impairment. NKF reviews goodwill and other indefinite-lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. When reviewing goodwill for impairment, NKF first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. NKF performed impairment evaluations for the year ended December 31, 2016 and concluded that there was no impairment of its goodwill or indefinite-lived intangible assets.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Definite-lived intangible assets arising from business combinations include trademark and trade name, contractual and non-contractual customers, non-compete agreements and brokerage backlog.

Income Taxes

NKF accounts for income taxes using the asset and liability method as prescribed in FASB guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of NKF’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in New York City. Therefore, the tax liability or benefit related to the partnership income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partners’ tax liability or benefit is not reflected in NKF’s combined financial statements. The tax-related assets, liabilities, provisions or benefits included in NKF’s combined financial statements also reflect the results of the entities that are taxed as corporations, either in the U.S. or in foreign jurisdictions.

NKF income taxes as presented are calculated on a separate return basis, although NKF’s operations have historically been included in BGC’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. As NKF operations in many jurisdictions are unincorporated commercial units of BGC and its subsidiaries, stand-alone tax returns have not been filed for the operations in these jurisdictions. Accordingly, NKF’s tax results as presented are not necessarily reflective of the results that NKF would have generated on a stand-alone basis.

NKF provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. NKF recognizes interest and penalties related to income tax matters in “Operating, administrative and other” in NKF’s combined statements of operations.

A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, the existence of cumulative losses in the most recent fiscal years, estimates of future taxable income and the feasibility of tax planning strategies.

The measurement of current and deferred income tax assets and liabilities is based on provisions of enacted tax laws and involves uncertainties in the application of tax regulations in the U.S. and other tax jurisdictions. Because our interpretation of complex tax law may impact the measurement of current and deferred income taxes, actual results may differ from these estimates under different assumptions regarding the application of tax law.

Equity-Based and Other Compensation:

NKF accounts for equity-based compensation under the fair value recognition provisions of the FASB guidance. Equity-based compensation expense recognized during the period is based on the value of the portion of equity-based payment awards that is ultimately expected to vest. The grant-date fair value of equity-based awards is amortized to expense ratably over the awards’ vesting periods. As equity-based compensation expense recognized in NKF’s combined statements of operations is based on awards ultimately expected to vest, it has been reviewed for estimated forfeitures. Further, FASB guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Restricted Stock Units:

Restricted stock units (“RSUs”) are provided by BGC to certain employees of NKF and are accounted for by NKF as equity awards, and as per FASB guidance, NKF is required to record an expense for the portion of the RSUs that is ultimately expected to vest. The grant-date fair value of RSUs is amortized to expense ratably over the awards’ vesting periods. The amortization is reported in “compensation and employee benefits” in NKF’s combined statements of operations.

Limited Partnership Units:

NKF participates in BGC’s Global Compensation plan by which employees receive limited partnership units in BGC Holdings. Employees receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. The quarterly allocations of net income on such limited partnership units are reflected as “allocations of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

Certain of these limited partnership units entitle the holders to receive post-termination payments equal to the notional amount in four equal yearly installments after the holder’s termination. These limited partnership units are accounted for as post-termination liability awards, which require that NKF record an expense for such awards based on the change in value at each reporting period and include the expense in NKF’s combined statements of operations as part of “Compensation and employee benefits.” The liability for limited partnership units with a post-termination payout amount is included in “accrued compensation” on NKF’s combined balance sheet.

Certain limited partnership units are granted exchangeability into BGC Class A common stock on a one-for-one basis (subject to adjustment). At the time exchangeability is granted, NKF recognizes an expense based on the fair value of the award on that date, which is included in “Allocations of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

BGC has also awarded Preferred Units to employees of NKF. Each quarter, the net profits of BGC Holdings are allocated to such units at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation (the “Preferred Distribution”), which is deducted before the calculation and distribution of the quarterly partnership distribution for the remaining partnership units. The Preferred Units are not entitled to participate in partnership distributions other than with respect to the Preferred Distribution. Preferred Units may not be made exchangeable into BGC’s Class A common stock and are only entitled to the Preferred Distribution. The quarterly allocations of net income on Preferred Units are reflected in “Allocation of net income and grant of exchangeability to limited partnership units” in NKF’s combined statements of operations.

Loans, Forgivable Loans and Other Receivables from Employees and Partners:

NKF has entered into various agreements with certain of its employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individual receives on some or all of their limited partnership units or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan. From time to time, NKF may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements. Management reviews the loan balances each reporting period for collectability. If a portion of the loan balances is not expected to be collectable, a reserve against the loan balance is recognized.

Noncontrolling Interest in Subsidiaries:

Noncontrolling interest in subsidiaries represents third party ownership interests in NKF’s combined subsidiaries.

(3)	Acquisitions

On September 8, 2017, BGC acquired from CCRE 100% of the equity of BPF. This transaction has been determined to be a combination of entities under common control that resulted in a change in the reporting entity.

On January 13, 2017, NGKF acquired a San Francisco based advisory, Regency Capital Partners (“Regency”). Regency specializes in structured debt and equity for large office and multi-family developments.

For the six months ended June 30, 2017, the following tables summarize the components of the purchase consideration transferred, and the preliminary allocation of the assets acquired and liabilities assumed, for all other acquisitions based on the fair values of the acquisition date. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

January 13, 2017
Assets
Goodwill	$6,830
Intangibles assets, net	89
Other assets	(14)

Total Assets	6,905

Current liabilities
Accounts payable and accrued expense	691

Total Liabilities	691

Net assets acquired	$6,214

The total consideration for acquisitions during the six months ended June 30, 2017, was approximately $6,214 in total fair value, comprised of cash, shares of BGC’s common stock and BGC Holdings limited partnership units. The total consideration included contingent consideration of approximately 148,435 restricted shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,563). The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $6,124, of which $612 is deductible by NKF for tax purposes.

On February 26, 2016, NKF completed the acquisition of Rudesill-Pera Multifamily, LLC (“Memphis Multifamily”). Memphis Multifamily is a multifamily brokerage firm operating in Memphis and the Mid-South Region.

On June 17, 2016, NKF completed the acquisition of The CRE Group, Inc. (“CRE Group”). CRE Group is a real estate services provider focused on the project management, construction management and Leadership in Energy and Environmental Design (“LEED”) consulting.

On September 13, 2016, NKF acquired several management agreement contracts from John Buck Company, LLC and Buck Management Group, LLC.

On September 30, 2016, NKF completed the acquisition of Continental Realty, Ltd. (“Continental Realty”), a Columbus, Ohio-based company. Continental Realty specializes in commercial realty brokerage and property management throughout Ohio.

On October 18, 2016, the Company announced that it had completed the acquisition of Newmark Grubb Mexico City. Newmark Grubb Mexico City is a tenant advisory firm in the Mexico City area.

On December 14, 2016, the Company completed the acquisition of Walchle Lear Multifamily Advisors (“Walchle Lear”). Walchle Lear is a Jacksonville, Florida based multifamily company specializing in investment sales.

For the year ended December 31, 2016, the following tables summarize the components of the purchase consideration transferred, and the preliminary allocation of the assets acquired and liabilities assumed, for all other acquisitions based on the fair values of the acquisition date. NKF expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur.

As of the Acquisition Date
Assets
Cash and cash equivalents	$851
Receivables, net	922
Goodwill	19,818
Intangibles assets, net	7,265
Other assets	452

Total Assets	29,308

Current liabilities
Accounts payable and accrued expenses	1,981
Deferred consideration	5,723
Accrued compensation	703

Total Liabilities	8,407

Net assets acquired	$20,901

Goodwill includes the in-place workforce, which allows the Company to continue serving its existing client base, begin marketing to potential clients and avoid significant costs reproducing the workforce

The total consideration for acquisitions during the year ended December 31, 2016 was approximately $26,624 in total fair value, comprised of cash, shares of BGC’s common stock and BGC Holdings limited partnership units. The total consideration included contingent consideration of approximately 166,894 restricted shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,545), 285,354 BGC Holdings limited partnership units (with an acquisition date fair value of approximately $2,590) and $5,621 in cash that may be issued contingent on certain targets being met through 2021. The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $19,818, of which $995 is deductible by NKF for tax purposes.

During the year ended December 31, 2016, an agreement with the sellers of a prior acquisition was entered into, whereby certain consideration was reduced, which resulted in the return to BGC of 1,600,000 partnership units (with an acquisition date fair value of $14,900), the reduction of future cash earn-outs of $17,300 and a repayment to NKF of $1,000 in cash. As a result, NKF recognized $18,300 (comprised of $17,300 earn-out reduction and $1,000 cash received) in “Other income (loss)” in NKF’s combined statements of operations.

These acquisitions are accounted for using the purchase method of accounting. The results of operations of these acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition, which in aggregate contributed $8,443 to our revenue for the year ended December 31, 2016.

Consideration for all acquisitions was paid or issued by BGC. BGC then subsequently contributed the net assets (inclusive of goodwill and intangible assets) of the acquired companies to NKF. This is reflected as a Contribution in the Combined Statement of Changes in Invested Equity.

The results of operations of NKF’s acquisitions have been included in NKF’s combined financial statements subsequent to their respective dates of acquisition. NKF has made a preliminary allocation of the consideration to the assets acquired and liabilities assumed, as of the acquisition date, and expects to finalize its analysis with respect to acquisitions within the first year after the completion of the transaction. Therefore, adjustments to preliminary allocations may occur.

(4)	Cost and Equity Method Investments

NKF acquired investments for which it does not have the ability to exert significant influence over operating and financial policies. The investments are generally accounted for using the cost method of accounting in accordance with FASB guidance, Investments—Other. As of June 30, 2017 and December 31, 2016, the carrying value of the cost method investments were $2,896 and $2,896, respectively. These investments are included in other assets in the combined balance sheets.

(5)	Capital and Liquidity Requirements

NKF is subject to various capital requirements in connection with seller/servicer agreements that NKF has entered into with the various GSEs. Failure to maintain minimum capital requirements could result in NKF’s inability to originate and service loans for the respective GSEs and could have a direct material effect on the Company’s condensed combined financial statements. Management believes that as of June 30, 2017 and December 31, 2016 that NKF has met all capital requirements. As of June 30, 2017 the most restrictive capital requirement was Fannie Mae’s net worth requirement. NKF exceeded the minimum requirement by $322.6 million.

Certain of NKF’s agreements with Fannie Mae allow NKF to originate and service loans under Fannie Mae’s DUS Program. These agreements require NKF to maintain sufficient collateral to meet Fannie Mae’s restricted and operational liquidity requirements based on a pre-established formula. Certain of NKF’s agreements with Freddie Mac allow NKF to service loans under Freddie Mac’s Targeted Affordable Housing Program (TAH). These agreements require NKF to pledge sufficient collateral to meet Freddie Mac’s liquidity requirement of 8% of the outstanding principal of TAH loans serviced by NKF. Management believes that as of June 30, 2017 and December 31, 2016 that NKF has met all liquidity requirements.

In addition, as a servicer for Fannie Mae, GNMA and FHA, NKF is required to advance to investors any uncollected principal and interest due from borrowers. At December 31, 2016 outstanding borrower advances were approximately $106 and are included in other assets in the accompanying combined balance sheets. There were no outstanding advances at June 30, 2017.

(6)	Loans Held for Sale (LHFS)

ASC 825, Financial Instruments, provides entities with an option to measure financial instruments at fair value. NKF initially and subsequently measures all loans held for sale at fair value on the accompanying combined balance sheet. The fair value measurement falls within the definition of a Level 2 measurement (significant other observable inputs) within the fair value hierarchy. Loans held for sale represent originated loans that are typically sold within 45 days from the date of the mortgage loan is funded. Electing to use fair value allows a better offset of the change in the fair value of the loan and the change in fair value of the derivative instruments used as economic hedges. During the period prior to its sale, interest income on a loan held for sale is calculated in accordance with the terms of the individual loan and is recorded in management services, servicing fees and other in the combined statements of operations. Loans held for sale had a cost basis and fair value as follows (in thousands):

	Cost Basis	Fair Value
June 30, 2017	$933,909	$933,805
December 31, 2016	1,074,429	1,071,836

As of June 30, 2017 and December 31, 2016 there were no loans held for sale that were 90 days or more past due or in nonaccrual status.

(7)	Derivatives

NKF accounts for its derivatives at fair value, and recognized all derivatives as either assets or liabilities in its combined balance sheets. In its normal course of business, NKF enters into commitments to extend credit for mortgage loans at a specific rate (rate lock commitments) and commitments to deliver these loans to third party investors at a fixed price (forward sale contracts). These transactions are accounted for as derivatives.

The fair value and notional balances of NKF’s derivatives for rate lock commitments and forward sale contracts can be found in Note 18.

The fair value of NKFs derivatives for rate lock commitments and forward sale contracts are as follows (in thousands) and are included in gains from mortgage banking activities in the accompanying combined statements of operations.

	Location of gain (loss) recognized from derivatives	For the six months ended June 30,
		2017	2016
Derivatives not designated as hedging instruments:
Rate lock commitments	Gains from mortgage banking activities	$1,233	$2,080
Rate lock commitments	Compensation and employee benefits	(1,799)	(873)
Forward sales contract	Gains from mortgage banking activity	11,132	3,908

		$10,566	$5,115

Derivative assets and derivative liabilities are included in other current assets and current portion of accounts payable, accrued expenses and other liabilities, respectively.

(8)	Credit Enhancement Receivable, Contingent Liability and Credit Enhancement Deposit

NKF is a party to a Credit Enhancement Agreement (CEA) dated March 9, 2012, with German American Capital Corporation and Deutsche Bank Americas Holding Corporation (together, DB Entities). On October 20, 2016, the CEA was assigned to Deutsche Bank AG Cayman Island Branch, a Cayman Island Branch of Deutsche Bank AG (DB Cayman). Under the terms of these agreements, DB Cayman provides NKF with varying levels of ongoing credit protection, subject to certain limits, for Fannie Mae and Freddie Mac loans subject to loss sharing (see Note 15) in NKF’s servicing portfolio as of March 9, 2012. DB Cayman will also reimburse NKF for any losses incurred due to violation of underwriting and serving agreements that occurred prior to March 9, 2012. For the six months ended June 30, 2017 and 2016 there were no reimbursements under this agreement.

Credit enhancement receivable

At June 30, 2017, NKF had $18.0 billion of credit risk loans in its servicing portfolio with a maximum pre-credit enhancement loss exposure of $5.1 billion. NKF had a form of credit protection from DB Cayman on $4.6 billion of credit risk loans with a maximum loss exposure coverage of $1.3 billion. The amount of the maximum loss exposure without any form of credit protection from DB Cayman is $3.8 billion.

At December 31, 2016, NKF had $16.9 billion of credit risk loans in its servicing portfolio with a maximum pre-credit enhancement loss exposure of $4.7 billion. NKF had a form of credit protection from the DB Entities on $5.5 billion of credit risk loans with a maximum loss exposure coverage of $1.6 billion. The amount of the maximum loss exposure without any form of credit protection from DB Cayman is $3.1 billion.

Credit enhancement receivables as of June 30, 2017 and December 31, 2016 were $12 and $156, respectively are included in other assets in the combined balance sheets.

Credit enhancement deposit

The CEA required the DB Entities to deposit $25 million into NKF’s Fannie Mae restricted liquidity account (see Note 5), which NKF is required to return to DB Cayman, less any outstanding claims, on March 5, 2021. The $25 million deposit is included in restricted cash and the offsetting liability in other long term liabilities in the combined balance sheets.

Contingent liability

Under the CEA, NKF is required to pay DB Cayman on March 9, 2021, an amount equal to 50% of the positive difference, if any, between (a) $25 million, and (b) NKF’s unreimbursed loss sharing payments from March 9, 2012 through March 9, 2021 on NKF’s servicing portfolio as of March 9, 2012.

Contingent liabilities as of June 30, 2017 and December 31, 2016 were $ 10,607 and $10,390, respectively and are included in other long term liabilities in the combined balance sheets.

(9)	Gains from mortgage banking activities, net

Gains from mortgage banking activities, net consists of the following activity (in thousands):

	For the Six Months Ended:
	2017	2016
Loan origination related fees and sales premiums, net	$46,901	$24,748
Fair value of expected net future cash flows from servicing recognized at commitment, net	71,907	48,883

Gains from mortgage banking activities, net	$118,808	$73,631

(10)	Mortgage Servicing Rights, net (MSR)

A summary of the activity in mortgage servicing rights by class for the Company is as follows:

	For the six months ended June 30, 2017	For the year ended December 31, 2016
Mortgage Servicing Rights
Beginning Balance	$347,558	$271,849
Additions	69,265	126,547
Purchases from an affiliate	577	3,905
Purchases from third parties	—	3,771
Sales	—	—
Amortization	(35,492)	(58,514)

Ending Balance	$381,908	$347,558

Valuation Allowance
Beginning Balance	$(7,742)	$(7,936)
Decrease (Increase)	2,261	194

Ending Balance	$(5,481)	$(7,742)

Net Balance	$376,427	$339,816

On July 21, 2016, NKF purchased the mortgage servicing rights to a portfolio of FHA/GNMA construction loans from an unaffiliated third party for $3.8 million.

The amount of contractually specified servicing fees (including primary, limited and special servicing fees) and ancillary fees (including yield maintenance fees) earned by NKF were as follows:

Servicing fees are included in management services, servicing fees and other in NKF’s combined statements of operations.

	For the six months ended June 30,
	2017	2016
Contractual servicing fees	$45,784	$36,631
Escrow interest and placement fees	3,480	1,639
Ancillary fees	2,408	1,426

Total servicing fees	$51,672	$39,696

These fees are included in management services, servicing fees and other in the combined statements of operations.

NKF’s servicing portfolio at June 30, 2017 and December 31, 2016 was approximately $53.2 billion and $50.6 billion, respectively. The Company’s special servicing portfolio at June 30, 2017 and December 31, 2016 was $5.1 billion.

The estimated fair value of the MSRs at June 30, 2017 and December 31, 2016 was $391.3 million, $344.9 million, respectively.

Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. The cash flows assumptions used are based on assumptions NKF believes market participants would use to value the portfolio. Significant assumptions include estimates of the cost of servicing per loan, discount rate, earnings rate on escrow deposits and prepayment speeds. An increase in discount rate of 100 bps or 200 bps would result in a decrease in fair value by $11.2 million and $21.8 million, respectively, at June 30, 2017 and by $9.9 million and $19.3 million, respectively, at December 31, 2016.

(11)	Goodwill and Other Intangible Assets, Net of Accumulated Amortization

The changes in the carrying amount of goodwill for the six months ended June 30, 2017 and the year ended December 31, 2016 were as follows:

Balance at December 31, 2015	$393,028
Acquisitions	17,086
Measurement period adjustments	2,732

Balance at December 31, 2016	412,846
Acquisitions	6,124
Measurement period adjustments	781

Balance at June 30, 2017	$419,751

During the six months ended June 30, 2017, NKF recognized additional goodwill and measurement period adjustments of approximately $6,124 and $781, respectively. See Note 3—“Acquisitions” for more information.

Goodwill is not amortized and is reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with FASB guidance on Goodwill and Other Intangible Assets. NKF completed its annual goodwill impairment testing during the fourth quarter of 2016, which did not result in any goodwill impairment.

Other intangible assets consisted of the following (in thousands, except weighted average life):

	June 30, 2017
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Life (Years)
Indefinite life:
Trademark and trade names	$10,735	$—	$10,735	N/A
License agreements (GSE)	5,390	—	5,390	N/A
Finite life:
Trademark and trade names	6,455	(5,285)	1,170	0.1
Non-contractual customers	5,647	(1,187)	4,460	2.9
License agreements	4,981	(798)	4,183	1.6
Contractual customers	1,452	(478)	974	0.3
Brokerage backlog	1,101	(875)	226	—
Non-compete agreements	917	(368)	549	0.2

	$36,678	$(8,991)	$27,687	5.1

	December 31, 2016
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Life (Years)
Indefinite life:
Trademark and trade names	$10,735	$—	$10,735	N/A
License agreements (GSE)	5,390	—	5,390	N/A
Finite life:
Trademark and trade names	6,460	(4,228)	2,232	0.2
Non-contractual customers	5,648	(878)	4,770	2.7
License agreements	4,981	(298)	4,683	1.6

	December 31, 2016
	Gross Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Life (Years)
Contractual customers	1,452	(354)	1,098	0.3
Brokerage backlog	1,101	(245)	856	0.1
Non-compete agreements	828	(282)	546	0.2
Below market leases	15	(13)	2	—

	$36,610	$(6,298)	$30,312	5.1

Intangible amortization expense for the six months ended June 30, 2017 and 2016 was $2,768 and $2,190, respectively. Intangible amortization is included as a part of “Depreciation and amortization” in NKF’s combined statement of operations.

The estimated future amortization of definite life intangible assets as of June 30, 2017 was as follows:

2017	$1,927
2018	2,319
2019	2,142
2020	1,904
2021	1,433
2022 and thereafter	1,839

Total	$11,564

(12)	Fixed Assets, Net

Fixed assets, net consisted of the following:

	June 30, 2017	December 31, 2016
Leasehold improvements and other fixed assets	$69,790	$63,194
Software, including software development costs	14,346	13,971
Computer and communications equipment	15,267	13,291

	99,403	90,456
Accumulated depreciation and amortization	(39,666)	(34,006)

	$59,737	$56,450

Depreciation expense for the six months ended June 30, 2017 and 2016 was $5,844 and $4,505. Depreciation expense is included as a part of “Depreciation and amortization” in NKF’s combined statements of operations.

For the six months ended June 30, 2017 and 2016, $0 and $199 of software development costs were capitalized, respectively. Amortization of software development costs totaled $209 and $580 for the six months ended June 30, 2017 and 2016, respectively. Amortization of software development costs is included as part of “Operating, administrative and other” in NKF’s combined statement of operations.

(13)	Other Assets

Other current assets consisted of the following:

	June 30, 2017	December 31, 2016
Derivative assets	$19,265	$19,924
Prepaid expenses	8,776	10,728
Rent and other deposits	1,428	2,585
Other	17	132

	$29,486	$33,369

Non-current assets consisted of the following:

	June 30, 2017	December 31, 2016
Cost method investments	$2,896	$2,896
Deferred tax assets	21,808	23,075
Other	2,389	2,389

	$27,093	$28,360

(14)	Warehouse Notes Payable

NKF uses its warehouse lines and repurchase agreements to fund mortgage loans originated under its various lending programs. Outstanding borrowings against these lines are collateralized by an assignment of the underlying mortgages and third party purchase commitments.

As of June 30, 2017, NKF had the following lines available and borrowings outstanding (in thousands):

	Committed Lines	Uncommitted Lines	Balance at June 30, 2017	Stated Spread to One Month LIBOR	Rate Type
Warehouse line due June 20, 2018	$450,000	$—	$441,368	135 bps	Variable
Warehouse line due September 25, 2017	200,000	—	146,569	135 bps	Variable
Warehouse line due October 21, 2017	300,000	—	291,722	135 bps	Variable
Fannie Mae repurchase agreement, open maturity	—	325,000	54,250	120 bps	Variable

	$950,000	$325,000	$933,909

As of December 31, 2016, NKF had the following lines available and borrowings outstanding (in thousands):

	Committed Lines	Uncommitted Lines	Balance at December 31, 2016	Stated Spread to One Month LIBOR	Rate Type
Warehouse line due April 21, 2017(1)	$450,000	$—	$43,356	135 bps	Variable
Warehouse line due September 25, 2017	200,000	—	34,628	135 bps	Variable
Warehouse line due October 21, 2017(2)	200,000	—	23,833	135 bps	Variable
Fannie Mae repurchase agreement, open maturity	—	325,000	156,152	120 bps	Variable

	$850,000	$325,000	$257,969

(1)	On April 21, 2017, the maturity date was extended until June 9, 2017. On May 17, 2017, the maturity date was extended until August 9, 2017. On June 21, 2017, the maturity date was extended until June 20, 2018.
(2)	The warehouse line was temporarily increased by $2,100,000 on April 27, 2017. The temporary increase expired on June 13, 2017. On June 23, 2017 the warehouse line was increased by $100,000 from $200,000 to $300,000.

NKF is required to meet a number of financial covenants, including maintaining a minimum of $15.0 million of cash and cash equivalents. NKF was in compliance with all covenants on June 30, 2017 and December 31, 2016, 2015 and for the six months ended June 30, 2017 and 2016.

(15)	Financial Guarantee Liability

NKF shares risk of loss for loans originated under the Fannie Mae DUS and Freddie TAH programs and could incur losses in the event of defaults under or foreclosure of these loans. Under the guarantee, NKF’s maximum contingent liability to the extent of actual losses incurred is approximately 33% of the outstanding principal balance on Fannie Mae DUS or Freddie TAH loans. Risk sharing percentages are established on a loan by loan basis when originated with most loans at 33% and “modified” loans at lower percentages. Under certain circumstances, risk sharing percentages can be revised subsequent to origination or NKF could be required to repurchase the loan. In the event of a loss resulting from a catastrophic event that is not required to be covered by borrowers’ insurance policies, NKF can recover the loss under its mortgage impairment insurance policy. Any potential recovery is subject to the policy’s deductibles and limits.

At June 30, 2017, the credit risk loans being serviced by NKF on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $18.0 billion with a maximum potential loss of approximately $5.1 billion, of which $1.3 billion is covered by the Credit Enhancement Agreement (see Note 8).

At December 31, 2016, the credit risk loans being serviced by NKF on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $16.9 billion with a maximum potential loss of approximately $4.7 billion, of which $1.6 billion is covered by the Credit Enhancement Agreement (see Note 8).

At December 31, 2016, the credit risk loans being serviced by NKF on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $16.9 billion with a maximum potential loss of approximately $4.7 billion, of which $1.6 billion is covered by the Credit Enhancement Agreement (see Note 8).

At June 30, 2017 and December 31, 2016 the estimated liability under the guarantee liability was as follows:

Financial guarantee liability (in thousands)
Balance at December 31, 2015	$(288)
Increase to provision	(125)

Balance at December 31, 2016	$(413)

Reversal of provision	213

Balance at June 30, 2017	$(200)

In order to monitor and mitigate potential losses, NKF uses an internally developed loan rating scorecard for determining which loans meet NKF’s criteria to be placed on a watch list. NKF also calculates default probabilities based on internal ratings and expected losses on a loan by loan basis. This methodology uses a number of factors including, but not limited to, debt service coverage ratios, collateral valuation, the condition of the underlying assets, borrower strength and market conditions.

See Note 8 for further explanation of credit protection provided by DB Cayman. The provisions for risk sharing in the accompanying combined statement of income was as follows (in thousands):

	For the six months ended
	June 30, 2017	June 30, 2016
Provisions for risk-sharing obligations from:
Increase (decrease) to financial guarantee liability	$(214)	$244
Decrease (increase) to credit enhancement asset	145	74
Increase (decrease) to contingent liability	6	7

Total expense	$(63)	$325

(16)	Concentrations of Credit Risk

The lending activities of NKF create credit risk in the event that counterparties do not fulfill their contractual payment obligations. In particular, NKF is exposed to credit risk related to the Fannie Mae DUS and Freddie Mac TAH loans (see Note 15). As of June 30, 2017, 28% of $5.1 billion of the maximum loss (see Note 15) was for properties located in California. As of December 31, 2016, 29% of $4.7 billion of the maximum loss (see Note 15) was for properties located in California.

(17)	Escrow and Custodial Funds

In conjunction with the servicing of multi-family and commercial loans, NKF holds escrow and other custodial funds. Escrow funds are held at unaffiliated financial institutions generally in the form of cash and cash equivalents. These funds amounted to approximately $1.6 billion and $1.1 billion, as of June 30, 2017 and December 31, 2016, respectively. These funds are held for the benefit of NKF’s borrowers and are segregated in custodial bank accounts. These amounts are excluded from the assets and liabilities of the Company.

(18)	Fair Value of Financial Liabilities

FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

As required by FASB guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under FASB guidance at June 17, 2017 and December 31, 2016 (in thousands):

	As of June 30, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Loans held for sale	$—	$933,850	$—	$933,850
Derivative assets	—	—	19,265	19,265

Total assets	$—	$933,850	$19,265	$953,115

Liabilities:
Accounts payable, accrued expenses and other liabilities—contingent consideration	$—	$—	$30,186	$30,186
Derivative liabilities	—	—	8,699	8,699

Total Liabilities	$—	$—	$38,885	$38,885

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Loans held for sale	$—	$1,071,836	$—	$1,071,836
Derivative assets	—	—	19,924	19,924

Total assets	$—	$1,071,836	$19,924	$1,091,760

Liabilities:
Accounts payable, accrued expenses and other liabilities—contingent consideration	$—	$—	$38,713	$38,713
Derivative liabilities	—	—	9,670	9,670

Total Liabilities	$—	$—	$48,383	$48,383

There were no transfers between level 1, 2 and level 3 for the six months ended June 30, 2017 and the year ended December 31, 2016.

Derivative instruments are outstanding for short periods of time (generally less than 60 days). A roll forward of derivative instruments and contingent consideration (level 3) that require valuation based upon significant unobservable inputs, is presented below (in thousands).

	As of June 30, 2017
	Opening Balance	Total realized and unrealized (gains) losses included in Net income(1)	Issuances	Settlements	Closing Balance	Unrealized (gains) losses Outstanding as of June 30, 2017
Accounts payable, accrued expenses and other liabilities—contingent consideration	$38,713	$1,981	$—	$(10,508)	$30,186	$1,481
Derivative assets and liabilities, net	10,254	10,566	—	(10,254)	10,566	N/A

	$48,967	$12,547	$—	$(20,762)	$40,752

	As of December 31, 2016
	Opening Balance	Total realized and unrealized (gains) losses included in Net income(1)	Issuances	Settlements	Closing Balance	Unrealized (gains) losses Outstanding as of December 31, 2016
Accounts payable, accrued expenses and other liabilities—contingent consideration	$58,631	$(14,512)	$6,019	$(11,425)	$38,713	$2,343
Derivative assets and liabilities, net	6,300	10,254	—	(6,300)	10,254	N/A

	$64,931	$(4,258)	$6,019	$(17,725)	$48,967

(1)	Realized losses are reported in “other income, net” in NKF’s combined statement of operations.

Quantitative Information About Level 3 Fair Value Measurements

The following tables present quantitative information about the significant unobservable inputs utilized by NKF in the fair value measurement of Level 3 assets and liabilities measured at fair value on a recurring basis.

June 30, 2017
Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs
Accounts payable, accrued expenses and other liabilities:
Contingent consideration	$—	$30,186	Discount rate - 5.63% weighted average rate(a) Financial forecast information
Derivative assets and liabilities:
Forward sale contracts	13,291	2,160	Counterparty credit risk
Rate lock commitments	5,974	6,539	Counterparty credit risk

	$19,265	$38,885

December 31, 2016

Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs
Accounts payable, accrued expenses and other liabilities:
Contingent consideration	$—	$38,713	Discount rate - 4.99% weighted average rate(a) Financial forecast information
Derivative assets and liabilities:
Forward sale contracts	2,100	—	Counterparty credit risk
Rate lock commitments	17,824	9,670	Counterparty credit risk

	$19,924	$48,383

(a)	NKF’s estimate of contingent consideration as of June 30, 2017 and December 31, 2016 was based on the acquired business’ projected future financial performance, including revenues.

As of June 30, 2017 and December 31, 2016, the present value of expected payments related to NKF’s contingent consideration was $30,186 and $38,713, respectively. Valuations for contingent consideration are conducted by NKF. Each reporting period, NKF updates unobservable inputs. NKF has a formal process to review changes in fair value for satisfactory explanation.

The significant unobservable inputs used in the fair value of NKF’s contingent consideration are the discount rate and forecasted financial information. Significant increases (decreases) in the discount rate would have resulted in a lower (higher) fair value measurement. Significant increases (decreases) in the forecasted financial information would have resulted in a higher (lower) fair value measurement. The undiscounted value of the payments, assuming that all contingencies are met, would be $35,156 and $43,441 as of June 30, 2017 and December 31, 2016, respectively.

The carrying amount and the fair value of NKF’s financial instruments as of June 30, 2017 and December 31, 2016 is presented below (in thousands):

	June 30, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$61,458	$61,458	$33,589	$33,589
Restricted cash	52,111	52,111	50,927	50,927
Loans held for sale	933,850	933,850	1,071,836	1,071,836
Derivative assets	19,265	19,265	19,924	19,924

Total	$1,066,684	$1,066,684	$1,176,276	$1,176,276

Financial Liabilities:
Derivative liabilities	$8,699	$8,699	$9,670	$9,670
Warehouse notes payable	933,909	933,909	257,969	257,969

Total	$942,608	$942,608	$267,639	$267,639

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•	Cash and cash equivalents and restricted cash and cash equivalents—The carrying amounts approximate fair value due to the highly liquid nature and short maturity of these instruments. (Level 1)

•	Loans held for sale—Consists of originated loans that have been sold to third party investors at a fixed price and are generally settled within 30 days from the date of funding. (Level 2)

•	Derivatives—Consists of rate lock commitments and forward sale contracts. These instruments are valued using discounted cash flow models based on changes in market interest rates and other observable market data. (Level 3)

•	Mortgage servicing rights, net—As noted in Note 2 and Note 10, MSRs are initially recorded at fair value and then are subsequently measured using the amortization method. MSRs are assessed for impairment at least annually and a valuation allowance is established if any class or strata within a class of MSRs is deemed to be impaired. At December 31, 2016, certain MSRs were deemed to be impaired by a total of $7,742 and as a result are represented on the combined balance sheet at fair value. The fair value of the MSRs measured on a non-recurring basis at December 31, 2016 was $59,141 and are considered to be Level 3 within the fair value hierarchy.

•	Warehouse notes payable—Consists of borrowings under warehouse line agreements. The borrowing rates on the warehouse lines are based short term London Interbank Offered Rates (LIBOR) plus applicable margins. The carrying amounts approximate fair value due to the short term maturity of these instruments. (Level 2)

Fair value of derivative instruments and loans held for sale

In the normal course of business, NKF enters into contractual commitments to originate and sell loans at fixed prices with fixed expiration dates. The commitments become effective when the borrowers rate lock their interest rate within time frames established by NKF. Borrowers are evaluated for creditworthiness prior to this commitment. Market risk arises if interest rates move adversely between the time of the rate lock by the borrower and the date the loan is sold to an investor.

To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, NKF’s enters a sale commitment with an investor simultaneously with the rate lock commitment with the borrower. The sale contract with the investor locks in an interest rate and price for the sale of the loan. The terms of the contract with the investor and the rate lock with the borrower are matched in substantially all respects, with the objective of eliminating interest rate risk to the extent practical. Sale commitments with the investors have an expiration date that is longer than our related commitments to the borrower to allow, among other things, for the closing of the loan and processing of paperwork to deliver the loan into the sale commitment.

Both the rate lock commitments to borrowers and the forward sale contracts to investors are derivatives and, accordingly, are marked to fair value through the statement of income. The fair value of NKF’s rate lock commitments to borrowers and loans held for sale and the related input levels includes, as applicable:

•	The assumed gain/loss of the expected loan sale to the investor;

•	The expected net future cash flows associate with servicing the loan;

•	The effects of interest rate movements between the date of the rate lock and the balance sheet date; and

•	The nonperformance risk of both the counterparty and NKF.

The fair value of NKF’s forward sales contracts to investors considers effects of interest rate movements between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The gain/loss considers the amount that NKF has discounted the price to the borrower from par for competitive reasons, if at all, and the expected net cash flows from servicing to be received upon sale of the loan. The fair value of the expected net future cash flows associated with servicing the loan is calculated pursuant to the valuation techniques described in Note 10.

To calculate the effects of interest rate movements, NKF uses applicable U.S. Treasury prices, and multiplies the price movement between the rate lock date and the balance sheet date by the notional loan commitment amount.

The fair value of NKF’s forward sales contracts to investors considers the market price movement of the same type of security between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The fair value of NKF’s rate lock commitments and forward sale contracts is adjusted to reflect the risk that the agreement will not be fulfilled. The Company’s exposure to nonperformance in rate lock and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of our counterparties, the short duration of rate lock commitments and forward sales contracts, and the Company’s historical experience with the agreements, management does not believe the risk of nonperformance by the Company’s counterparties to be significant.

The fair value of the Company’s loans held for sale include the gain/loss for pricing discounts and expected net future cash flows and the effect of interest rate movements as described above.

	Fair Value Adjustment Components				Balance Sheet Location
June 30, 2017	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Derivative Contract Assets	Derivative Contract Liabilities	Fair Value Adjustment to Loans Held for Sale
Rate lock commitments	$248,620	$5,973	$(6,539)	$(566)	$5,973	$(6,539)	$—
Forward sale contracts	1,182,529	—	11,132	11,132	13,292	(2,160)	—
Loans held for sale	933,909	4,534	(4,593)	(59)	—	—	(59)

		$10,507	$—	$10,507	$19,265	$(8,699)	$(59)

	Fair Value Adjustment Components				Balance Sheet Location
December 31, 2016	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Derivative Contract Assets	Derivative Contract Liabilities	Fair Value Adjustment to Loans Held for Sale
Rate lock commitments	$201,603	$2,100	$(9,670)	$(7,570)	$2,100	$(9,670)	$—
Forward sale contracts	1,276,032	148	17,676	17,824	17,824	—	—
Loans held for sale	1,074,429	5,413	(8,006)	(2,593)	—	—	(2,593)

		$7,661	$—	$7,661	$19,924	$(9,670)	$(2,593)

(19)	Related Party Transactions

(a)	Service Agreements

NKF receives administrative services including but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other support provided by Cantor and BGC. Where it is possible to specifically attribute such expenses to activities of NKF, these amounts have been expensed directly to NKF and have been included in the respective line item on the Combined Statement of Operations. Direct costs are primarily comprised of rent and equity and other incentive compensation expenses. Allocations of expenses not directly attributable to NKF are based on a services agreement between BGC and Cantor which reflects the utilization of service provided or benefits received by NKF during the periods presented on a consistent basis, such as headcount, square footage, revenue, etc. For the six months ended June 30, 2017 and 2016, allocated expenses were $8,885 and $9,841, respectively. These expenses are included as part of “fees to related parties” in NKF’s combined statements of operations.

BGC uses a centralized approach to cash management. Accordingly, excess cash and cash equivalents are held by BGC at the corporate level and were not attributed to NKF for any of the periods presented. Transfers of cash, both to and from BGC’s centralized cash management system, are reflected as a related party receivable or payable on the combined balance sheet and as change in related party payable and receivable in operating activities within the accompanying combined statement of cash flows. Debt obligations of BGC have not been included in the combined financial statements of NKF, because NKF is not a party to the obligation between BGC and the debt holders.

(b)	Loans, Forgivable Loans and Other Receivables from Employees and Partners

NKF has entered into various agreements with certain employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individuals receive on some or all of their limited partnership interests or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan. From time to time, NKF may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements.

As of June 30, 2017 and December 31, 2016, the aggregate balance of employee loans was $197,560 and $184,159, respectively, and is included as “Loans, forgivable loans and other receivables from employees and partners” in NKF’s combined balance sheets. Compensation expense for the above mentioned employee loans for the six months ended June 30, 2017 and 2016 was $4,358 and $3,668, respectively. The compensation expense related to these employee loans is included as part of “compensation and employee benefits” in NKF’s combined statements of operations.

(c)	Transactions with Cantor Commercial Real Estate Company, L.P.

Loans are referred to NKF by CCRE and NKF refers loans to CCRE. Revenue from these referrals were $18,782 and $15,721 for the six months ended June 30, 2017 and 2016 , respectively and were recognized in gains from mortgage activities in the combined statements of operations.

NKF also has a referral agreement in place with CCRE in which brokers are incentivized to refer business to CCRE through a revenue-share arrangement. In connection with this revenue-share agreement, NKF recognized revenues of $0 and $0.6 for the six months ended June 2017 and 2016. This revenue was recorded as part of “commissions” in NKF’s unaudited combined statements of operations.

On March 11, 2015, NKF and CCRE entered into a note receivable/payable that allows for advances to or from CCRE at an interest rate of 1 month LIBOR plus 1.0%. As of June 30, 2017, there was $130.0 million of outstanding advances due from CCRE on the note and this balance is included in receivables from related parties in the accompanying combined balance sheets. As of December 31, 2016, there was $690.0 million of outstanding advances due to CCRE on the note and this balance is included in payables to related parties in the accompanying combined balance sheets.

For the six months ended June 30, 2017, NKF purchased the primary servicing rights of $0.3 billion of loans originated by CCRE for $0.6 million. For the year ended December 31, 2016, NKF purchased the primary servicing rights of $2.9 billion of loans originated by CCRE for $3.9 million. NKF also services loans for CCRE on a “fee for service” basis, generally prior to a loan’s sale or securitization, and for which no MSR is recognized. Servicing revenue (excludes interest and placement fees) from loans purchased from CCRE or on a “fee for service” basis for the six months ended June 30, 2017 and 2016 $1.9 million and $1.8 million, respectively, and was recognized in management services, servicing fees and other in the combined statements of operations.

(d)	Related Party Receivables and Payables

NKF has receivables and payables to and from certain affiliate entities. As of June 30, 2017, the related party receivables and payables were $239,882 and $203,626, respectively. As of December 31, 2016, the related party receivables and payables were $108,817 and $889,160, respectively.

(20)	Income Taxes

NKF’s unaudited combined financial statements include U.S. federal, state and local income taxes on NKF’s allocable share of the U.S. results of operations, as well as taxes payable to jurisdictions outside the U.S. In addition, certain of NKF’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in New York City. Therefore, the tax liability or benefit related to the partnership income or loss, except for UBT, rests with the partners, rather than the partnership entity. Income taxes are accounted for using the asset and liability method, as prescribed in FASB guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized.

In general, it is the intention of NKF to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of June 30, 2017, NKF did not have any cumulative undistributed foreign earnings.

Pursuant to FASB guidance on Accounting for Uncertainty in Income Taxes, NKF provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. As of June 30, 2017, NKF had $208 of unrecognized tax benefits, all of which would affect NKF’s effective tax rate if recognized. NKF recognizes interest and penalties related to income tax matters in “operating, administrative and other” in NKF’s unaudited condensed combined statements of operations. As of June 30, 2017, NKF had approximately $45 of accrued interest related to uncertain tax positions.

(21)	Accounts Payable, Accrued Expenses and Other Liabilities

The current portion of accounts payable, accrued expenses and other liabilities consisted of the following:

	June 30, 2017	December 31, 2016
Accounts payable and accrued expenses	$63,600	$57,488
Payroll taxes payable	3,179	2,898
Contingent consideration	12,666	20,458
Outside broker payable	17,646	17,712
Derivative liability	8,699	9,670

	$105,790	$108,226

The long term portion of accounts payable, accrued expenses and other liabilities consisted of the following:

	June 30, 2017	December 31, 2016
Financial Guarantee Liability	$200	$413
Deferred rent	43,352	41,545
Credit enhancement deposit	25,000	25,000
Accrued compensation	27,969	23,953
Payroll taxes payable	30,012	28,569
Contingent consideration	17,520	18,255
Deferred tax liability	3,396	2,796

	$147,449	$140,531

(22)	Compensation

BGC’s Compensation Committee may grant various equity-based awards to employees of NKF, including restricted stock units, limited partnership units and exchange rights for shares of BGC’s Class A common stock upon exchange of limited partnership units.

(a)	Limited Partnership Units

A summary of the activity associated with limited partnership units is as follows:

Number of Units
Balance at December 31, 2016	53,407,627
Granted	7,276,618
Redeemed/exchanged units	(1,064,782)
Forfeited units	(275,855)

Balance at June 30, 2017	59,343,608

As of June 30, 2017, BGC granted exchangeability on 2,197,645 limited partnership units for which NKF incurred compensation expense, before associated income taxes of $23,682. For the six months ended June 30, 2016 compensation expense was $16,153.

As of June 30, 2017 and December 31, 2016, the number of limited partnership units exchangeable into shares of BGC’s Class A common stock at the discretion of the unit holder was 10,819,073 and 8,752,862, respectively.

As of June 30, 2017 and December 31, 2016, the notional value of the limited partnership units with a post-termination pay-out amount held by executives and non-executive employees, awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses was approximately $183,606 and $147,290, respectively. As of June 30, 2017 and December 31, 2016, the aggregate estimated fair value of these limited partnership units was approximately $29,650 and $19,626. The number of outstanding limited partnership units with a post-termination pay-out as of June 30, 2017 and December 31, 2016 was approximately 19,832,115 and 16,486,016, respectively, of which approximately 13,405,121 and 10,908,708 were unvested.

Certain of the limited partnership units with a post-termination pay-out have been granted in connection with NKF’s acquisitions. As of June 30, 2017 and December 31, 2016, the aggregate estimated fair value of these acquisition related limited partnership units was $13,524 and $12,834, respectively.

Compensation expense related to limited partnership units with a post-termination pay-out amount is recognized over the stated service period. These units generally vest between three and five years from the date of grant. NKF recognized compensation expense, before associated income taxes, related to these limited partnership units that were not redeemed of $10,109 and $5,420 for the six months ended June 30, 2017 and 2016, respectively. These are included in “ compensation and employee benefits” in NKF’s combined statements of operations.

Certain limited partnership units generally receive quarterly allocations of net income, which are cash distributed on a quarterly basis and generally contingent upon services being provided by the unit holders. The allocation of income to limited partnership units was $10,817 and $7,282 for the six months June 30, 2017 and 2016, respectively.

(b)	Restricted Stock Units

A summary of the activity associated with RSUs is as follows:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (Years)
Balance at December 31, 2016	285,725	$7.56	1.75
Granted	218,705	10.00
Delivered units	(117,708)	7.48
Forfeited units	(30,032)	8.24

Balance at June 30, 2017	356,690	$9.03	2.23

The fair value of RSUs awarded to employees and directors is determined on the date of grant based on the market value of BGC’s common stock (adjusted if appropriate based upon the award’s eligibility to receive dividends), and is recognized, net of the effect of estimated forfeitures, ratably over the vesting period. NKF uses historical data, including historical forfeitures and turnover rates, to estimate expected forfeiture rates for both employee and director RSUs. Each RSU is settled in one share of BGC’s Class A common stock upon completion of the vesting period.

During the six months ended June 30, 2017, BGC granted 218,705 of RSUs with aggregate estimated grant date fair values of $2,188 to employees and directors. These RSUs were awarded in lieu of cash compensation for salaries, commissions and/or discretionary or guaranteed bonuses. RSUs granted to these individuals generally vest over a two- to four-year period.

As of June 30, 2017 and December 31, 2016, the aggregate estimated grant date fair value of outstanding RSUs was $3,220 and $2,193, respectively.

Compensation expense related to RSUs, before associated income taxes, was approximately $596 and $437 for the six months ended June 30, 2017 and 2016, respectively. As of June 30, 2017 and December 31, 2016, there was approximately $3,109 and $1,859 of total unrecognized compensation expense related to unvested RSUs.

NKF may pay certain bonuses in the form of deferred cash compensation awards, which generally vest over a future service period. This expense is recognized in the personnel expenses caption within the condensed combined statements of income. NKF recognized compensation expense related to deferred cash compensation awards for the six months ended June 30, 2017 and 2016 of $424 and $725, respectively.

As of June 30, 2017 and December 31, 2016, the total liability for the deferred cash compensation awards was $2.2 million and $2.6 million, respectively, and is included in accounts payable and accrued expenses in the condensed combined balance sheet. As of June 30, 2017 and December 31, 2016, the total notional value of deferred cash compensation was approximately $3.8 million and $4.5 million, respectively.

(23)	Commitments and Contingencies

(a)	Contractual Obligations and Commitments

At June 30, 2017 and December 31, 2016, NKF was committed to fund approximately $311 million and $207 million, respectively, which is the total remaining draws on construction loans originated by NKF under the HUD 221(d)4, 220 and 232 programs, rate locked loans that have not been funded, forward commitments as well as the funding for credit facilities. NKF also has corresponding commitments to sell these loans to various investors as they are funded.

(b)	Lease Commitments

NKF is obligated for minimum rental payments under various non-cancelable operating leases, principally for office space, expiring at various dates through 2031. Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating or other costs

Rent expense for the six months ended June 30, 2017 and 2016 was $19,018 and $17,448. Rent expense is reported in “operating, administrative and other” in NKF’s combined statement of operations.

(c)	Contingent Payments Related to Acquisitions

During the six months ended June 30, 2017, NKF completed acquisitions, whose purchase price included ring approximately 148,435 shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,563). NKF completed acquisitions in 2016, whose purchase price included approximately 166,894 shares of BGC’s Class A common stock (with an acquisition date fair value of approximately $1,545), 285,354 of BGC Holding limited partnership units (with an acquisition date fair value of approximately $2,590) and $5,621 in cash that may be issued contingent on certain targets being met through 2021.

(d)	Contingencies

In the ordinary course of business, various legal actions are brought and are pending against NKF and its subsidiaries in the U.S. and internationally. In some of these actions, substantial amounts are claimed. NKF is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding NKF’s businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief. The following generally does not include matters that NKF has pending against other parties which, if successful, would result in awards in favor of NKF or its subsidiaries.

(e)	Employment, Competitor-Related and Other Litigation

From time to time, NKF and its subsidiaries are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. NKF is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on NKF’s combined financial statements and disclosures taken as a whole.

(f)	Risk and Uncertainties

NKF generates revenues by providing financial intermediary and brokerage activities and commercial real estate services to institutional customers. Revenues for these services are transaction-based. As a result, revenues could vary based on the transaction volume of global financial and real estate markets. Additionally, financing is sensitive to interest rate fluctuations, which could have an impact on NKF’s overall profitability.

(24)	Subsequent Events

On July 26, 2017, NKF acquired a controlling interest in Spring11 Holdings, L.P., a Delaware limited partnership (“S11 LP”) and Spring11 Advisory Services Limited, a private company limited by shares registered in England and Wales (“S11 UK” and, together with S11 LP and the other Spring11 entities, “Spring11”). BGC and CCRE (both Cantor controlled affiliates agreed to purchase 75% of Spring11. BGC acquired a 50% controlling interest and CCRE acquired an additional 25%. BGC contributed the 50% controlling interest to NKF.

Spring11 provides commercial real estate consulting and advisory services to a variety of commercial real estate clients, including lenders, investment banks, and investors. Spring11’s core competencies include: underwriting, modeling, structuring, due diligence and asset management. Spring11 also offers clients cost-effective and flexible staffing solutions through both on-site and off-site teams. Spring11 has offices in the United States located in New York, Atlanta, Los Angeles and Texas, in London, United Kingdom and in Chennai, India.

Commensurate with the BPF acquisition, BGC has committed to make a $100 million investment into a newly created joint venture entity controlled and managed by Cantor. The purpose of this entity will be to invest in various other Cantor real estate business. BGC will account for the investment under the equity method of accounting and contribute the investment to NKF upon closing of the BPF acquisition.

             Shares

NRE Delaware, Inc.

Class A Common Stock

Prospectus

Cantor Fitzgerald & Co.

                    , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by NRE Delaware, Inc. (the “Registrant”) in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant. All amounts are estimates except the U.S. Securities and Exchange Commission (the “SEC”) registration, the Financial Industry Regulatory Authority (“FINRA”) and the NASDAQ Global Market filing fees.

Amount
SEC registration fee	$	*
NASDAQ Global Market filing fee and listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation and Bylaws provide for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

The Registrant maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Amended and Restated Certificate of Incorporation or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

On November 22, 2016, the Registrant issued 100 shares of common stock to BGC Partners, Inc. in a private placement pursuant to Section 4(a)(2) of the Securities Act for one dollar. The Registrant has not otherwise sold any securities, registered or otherwise, within the past three years.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

The Registrant has filed the exhibits listed on the accompanying Exhibit Index of this registration statement.

(b) Financial Statements Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the combined financial statements or in the notes thereto.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)

For the purpose of determining liability under the Securities Act, to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(4)	For the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(c)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(d)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the          day of                     , 2017.

NRE DELAWARE, INC.

By:
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Howard W. Lutnick as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments or supplements hereto in the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date or dates indicated.

Signature	Title	Date

Howard W. Lutnick	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2017

Michael J. Rispoli	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2017

	Director	, 2017

	Director	, 2017

	Director	, 2017

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement

2.1*	Form of Separation and Distribution Agreement, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc., BGC Holdings, L.P., BGC Partners, L.P., NRE Delaware, Inc., NRE Holdings, L.P. and NRE OpCo, L.P.

3.1*	Form of Amended and Restated Certificate of Incorporation of NRE Delaware, Inc.

3.2*	Form of Amended and Restated Bylaws of NRE Delaware, Inc.

4.1*	Specimen Class A Common Stock Certificate

5.1*	Opinion of Stephen M. Merkel as to the legality of the securities being registered

10.1*	Form of Amended and Restated Limited Partnership Agreement of NRE Holdings, L.P.

10.2*	Form of Amended and Restated Limited Partnership Agreement of NRE OpCo, L.P.

10.3*	Form of Administrative Services Agreement, by and between Cantor Fitzgerald, L.P. and NRE Delaware, Inc.

10.4*	Form of Transition Services Agreement, by and between BGC Partners, Inc. and NRE Delaware, Inc.

10.5*	Form of Tax Matters Agreement, by and between BGC Partners, Inc. and NRE Delaware, Inc.

10.6*	Form of Tax Receivable Agreement, by and between Cantor Fitzgerald, L.P. and NRE Delaware, Inc.

10.7*	Form of Registration Rights Agreement, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc. and NRE Delaware, Inc.

10.8*	Form of Exchange Agreement, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc. and NRE Delaware, Inc.

10.9*^	NRE Holdings, L.P. Participation Plan

10.10*^	NRE Delaware, Inc. Long-Term Incentive Plan

10.11*^	NRE Delaware, Inc. Incentive Bonus Compensation Plan

10.12*^	Change of Control Agreement, dated as of , 2017, by and between NRE Delaware, Inc. and Howard W. Lutnick

10.13*^	Employment Agreement, dated as of , 2017, by and between NRE Delaware, Inc. and Barry M. Gosin

10.14	Transaction Agreement, dated as of July 17, 2017, by and among BGC Partners, Inc., BGC Partners, L.P., Cantor Fitzgerald, L.P., Cantor Commercial Real Estate Company, L.P., Cantor Sponsor, L.P., CF Real Estate Finance Holdings, L.P. and CF Real Estate Finance Holdings GP, LLC (incorporated by reference to Exhibit 2.1 of BGC Partners, Inc.’s Current Report on Form 8-K filed on July 21, 2017).

10.15*	Amended and Restated Limited Partnership Agreement of CF Real Estate Finance Holdings, L.P., dated as of September 8, 2017

10.16	Lease, dated as of May 6, 1994, between Sutom N.V. and Newmark & Company Real Estate, Inc., as amended

21.1*	List of Subsidiaries

23.1*	Consent of Ernst & Young LLP, independent auditors, regarding NRE Delaware, Inc.’s combined financial statements

Exhibit Number	Exhibit Title

23.2*	Consent of KPMG LLP, independent auditors, regarding NRE Delaware, Inc.’s combined financial statements

23.2*	Consent of Stephen M. Merkel (included in Exhibit 5.1 to this registration statement)

24.1*	Power of Attorney (included on the signature page of this registration statement)

*	To be filed by amendment.
^	Indicates management contract or compensatory plan.